Form 20-F
period 2021-12-31
Valens Semiconductor Ltd.
filed 2022-03-02
CIK 1863006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
001-40842

Valens Semiconductor Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
8 Hanagar St. POB 7152
Hod Hasharon 4501309 Israel
+972 (9)
762-6900
(Address of principal executive offices)
Copy to:
Dror Heldenberg
Valens Semiconductor Ltd.
8 Hanagar St. POB 7152
Hod Hasharon 4501309 Israel
Tel: +972 (9)
762-6900
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	VLN	The New York Stock Exchange
Warrants to purchase ordinary shares	VLNW	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:
As of December 31, 2021, the issuer had 98,128,655 ordinary shares, no par value, outstanding and 18,160,000 warrants to purchase ordinary shares, no par value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as def
i
ned in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated
filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue		Other ☐
	by the International Accounting Standards Board	☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐            Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes   ☐     No  ☒

INTRODUCTORY NOTE
Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Valens” as used in this annual report on Form
20-F
(this “Form
20-F”
or “Annual Report”) refer to Valens Semiconductor Ltd., a company organized under the laws of the State of Israel.
This annual report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” in this annual report.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “U.S. GAAP”). We present our combined financial statements in U.S. dollars (“U.S. dollars” “USD,” “US$” or “$”).
Our fiscal year ends on December 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019, references to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, and references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021.
All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars.
TRADEMARKS
We have proprietary rights to trademarks, trade names and service marks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the “
®
” or “
™
” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.
MARKET INFORMATION
This Annual Report contains industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws. Valens’ forward-looking statements include, but are not limited to, statements regarding Valens or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report may include, for example, statements about:
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	The cyclicality of the semiconductor industry;

•	The effects of health epidemics, such as the recent global COVID-19 pandemic;

•	The impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic;

•	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

•	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

•	Disruptions in relationships with any one of Valens’ key customers;

•	Any difficulty selling Valens’ products if customers do not design its products into their product offerings;

•	Valens’ dependence on winning selection processes;

•	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

•	Sustained yield problems or other delays in the manufacturing process of products;

•	Our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel;

•	Our ability to timely adjust product prices to customers following price increase by the supply chain;

•	Our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers;

•	Our expectations regarding the outcome of any future litigation in which we are named as a party;

•	Our ability to adequately protect and defend our intellectual property and other proprietary rights;

•	The market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly;

•	Political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and

•	The other matters described in the section titled “Risk Factors”.
Some of these factors are discussed in more detail in this Annual Report, including under “Part I, Item 3. Key Information—D. Risk Factors,” “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this Annual Report speak as of the date of those statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT
Not applicable.

B.	ADVISERS
Not applicable.

C.	AUDITORS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA
Not applicable.

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

•	The cyclicality of the semiconductor industry;

•	The effects of health epidemics, such as the recent global COVID-19 pandemic;

•	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

•	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

•	Disruptions in relationships with any one of Valens’ key customers;

•	Any difficulty selling Valens’ products if customers do not design its products into their product offerings;

•	Valens’ dependence on winning selection processes;

•	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; and

•	Sustained yield problems or other delays in the manufacturing process of products.
Risks Related to Our Business and Industry
The semiconductor industry is highly cyclical.
The semiconductor industry is highly cyclical and is characterized by short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. Cyclical downturns can result from a variety of market forces including constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.
The industry has experienced downturns in the past and may experience such downturns in the future. For example, the industry experienced a significant downtown in connection with the most recent global recession in 2008, and further experienced a downturn from 2019 to 2021, which may be prolonged as a result of the economic impact of the
COVID-19
pandemic as well as the trade dispute among China and the United States. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.
Recent downturns in the semiconductor industry have been attributed to a variety of factors, including the
COVID-19
pandemic, trade disputes among the United States and China, weakness in demand in certain markets, supply chain capacity challenges and pricing for semiconductors across applications and excess inventory. Recent downturns have directly impacted our business, as has been the case with many other companies, suppliers, distributors and customers in the semiconductor industry and other industries around the world, and any prolonged or significant future downturns in the semiconductor industry could have a material adverse effect on our business, financial condition and results of operations.
Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to procure adequate capacity within our semiconductor supply chains, resources and raw materials, some of which are single-sourced or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products. As the shortage in the semiconductor industry increases, we continue to face the impact of extended lead times from our suppliers as well as cost increases for certain raw materials that are in short supply, which may impact our revenues, gross margins and our ability to obtain future design wins, while potentially increasing order cancellations. If the availability of those materials and supplies continues to be interrupted, we may not be able to find suitable replacements and, as a result, our business, financial condition and results of operations could be materially and adversely affected.
Downturns or volatility in general economic conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Our net sales, gross margin, and profitability depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. Weaknesses in the global economy and financial markets, including the current weaknesses resulting from the ongoing
COVID-19
pandemic, and any adverse changes in general domestic and global economic conditions that may occur in the future, including any recession, economic slowdown or disruption of credit markets, may also lead to, lower demand for products that incorporate our solutions, particularly in the automotive and audio-video markets. A decline in end-user
demand

can affect our customers’ demand for our products, the ability of our customers to obtain credit and otherwise meet their payment obligations. Our net sales, financial condition and results of operations could be negatively affected by such actions. Volatile and/or uncertain economic conditions can adversely impact sales, gross margin and profitability and make it difficult for us to accurately forecast and plan our future business activities. To the extent we incorrectly plan for favorable economic conditions that do not materialize or take longer to materialize than expected, we may face oversupply of our products relative to customer demand.
Conversely, if we overestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which could result in losses. To the extent that our sales, profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business, financial condition and results of operations may be materially and adversely affected. In addition, any disruption in the credit markets, including as a result of the current
COVID-19
pandemic, could impede our access to capital, which could be further adversely affected if we are unable to obtain or maintain favorable credit ratings. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all.
Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials we need to manufacture our products. All of these factors related to global economic conditions, which are beyond our control, could adversely impact our business, financial condition, results of operations and liquidity.
The effects of health epidemics, such as the recent global
COVID-19
pandemic, have had and could in the future have an adverse impact on our revenue, our employees and results of operations.
Our business and operations have been and could in the future be adversely affected by health epidemics, such as the global
COVID-19
pandemic. The
COVID-19
pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which we and our customers and partners operate, and are significantly impacting economic activity and financial markets. During 2020 and early 2021, we noticed a negative impact from
COVID-19
on some of our customers’ demand, particularly with respect to end users’ audio-video and multimedia products that are used in public areas and for public events. In addition, many automotive companies decreased or paused their manufacturing in 2020 and early 2021 as a result of
COVID-19,
which negatively impacted our revenue and results of operations. In addition, our customers’ businesses or cash flows have been and may continue to be negatively impacted by
COVID-19,
which may continue to lead them to seek adjustments to payment terms or delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables.
Our operations are subject to a range of external factors related to the
COVID-19
pandemic that are not within our control. We have taken precautionary measures intended to minimize the risk of the spread of the virus to our employees, customers, and the communities in which we operate. A wide range of governmental restrictions has also been imposed on our employees’ and customers’ physical movement to limit the spread of COVID 19. There can be no assurance that precautionary measures, whether adopted by us or imposed by others, will be effective, and such measures could negatively affect our sales, marketing, business development activities and customer service efforts, delay and lengthen our sales cycles, decrease our employees’ and customers’ productivity, or create operational or other challenges especially with respect to extended supply lead times, any of which could harm our business and results of operations.
Although there are effective vaccines for
COVID-19
that have been approved for use, not all of our employees are vaccinated. In addition, new strains of the virus have appeared (primarily, and most recently the Omicron variant), which may complicate treatment and vaccination programs. Accordingly, concerns remain regarding additional surges of
COVID-19
as seen for example, towards the end of 2021, and the economic impact thereof, all of which may impact our future results of operations and financial condition.

The economic uncertainty caused by the
COVID-19
pandemic may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. We have committed, and we plan to continue to commit, resources to grow our business, including to expand our international presence, employee base, and technology development, and such investments may not yield anticipated returns, particularly if worldwide business activity continues to be impacted by
COVID-19.
The duration and extent of the impact from the
COVID-19
pandemic depend on future developments that cannot be accurately predicted at this time, and if we are not able to respond to and manage the impact of such events effectively, our business may be harmed.
Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to make, transport and sell products in coordination with our suppliers, customers, distributors and third-party manufacturers or other subcontractors is critical to our success. Damage or disruption to our supply, manufacturing, supply chain or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, disease, fire, explosion, cyber-attacks, terrorism, pandemics, epidemics or other outbreaks of infectious disease, strikes, civil unrest, repairs or enhancements at facilities manufacturing or distribution of our products or other reasons could impair our ability to manufacture, sell our products, and to deliver products to our customers on a timely basis or at all.
Similarly, over demand on existing supply chain manufacturing lines as well as disruptions in the operations of our key suppliers or in the services provided by contract manufacturers, including disruptions due to natural disasters, materials shortages or other disruptions, or by the transition by us to other suppliers or third-party manufacturers could lead also to supply chain problems and otherwise impair or delay our ability to deliver products to our customers on a timely basis or at all. Additionally, we do not have long-term agreements for the materials and supplies used in our business, which could make it more difficult to obtain such materials and supplies.
Other companies in our industry may be affected differently by natural disasters or other disruptions depending on the location of their suppliers, operations and customers. In addition, many of our competitors are larger companies with more substantial financial and other resources and, as a result, may be better able to plan for, withstand or otherwise mitigate the effects of any such disruption. While we may take steps to plan for or address the occurrence of any such event, we cannot guarantee that we will be successful. If we fail to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, it could adversely affect our business, financial condition, results of operations and cash flows and/or require additional resources to restore our supply chain.
Any downturn in the automotive or audio-video markets could significantly harm our financial results.
Approximately 11% and 89% of our total net sales in fiscal year 2021 and 4% and 96% of our total net sales in fiscal year 2020 were generated by our automotive products and audio-video products, respectively. This concentration of sales as well as current government-imposed restrictions on businesses, operations and travel due to the
COVID-19
pandemic and the related economic uncertainty have impacted demand in many global markets exposing us to the risks associated with such markets as follows:

•
Audio-Video market: During 2020 and 2021, we noticed a negative impact from the
COVID-19
pandemic on some of our Audio-Video customers’ demand, particularly with respect to end users’ audio-video and multimedia products that are used in public areas and for public events. However, at the same time, we did receive an increase in demand for high-speed connectivity products driven by a need for products and infrastructure to support trends that emerged from the impact of the
COVID-19
pandemic such as working from home, hybrid work models, hybrid educational models and remote healthcare.

•
Automotive market: Automotive sales generally correlate with economic conditions and consumer spending. A downturn in the automotive market could delay automakers’ plans to introduce new vehicles with these features, which would negatively impact the demand for our products and our ability to grow our business. In addition, many automotive manufacturers were forced to suspend manufacturing operations and have only recently resumed production. While demand in the automotive industry is dependent on several factors, automotive manufacturers expect the impact of
COVID-19
to be highly dependent on its duration and severity. The foregoing impacts and other adverse effects on the automotive industry could have a material adverse effect on our business, financial condition, and results of operations, as well as our ability to execute our growth strategy.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.
The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product life cycles (in certain cases), significant price erosion and evolving standards. Our ability to compete in this industry depends on many factors, including our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner, as well as our competitors’ performance and general economic and industry market conditions.
The success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Given the long development cycle of semiconductor products, commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially.
Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total product costs in line with these declining revenues. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is characterized by significant price erosion, especially after a product has been on the market for a significant period of time.
The products we develop and sell are subject to rapid declines in average selling prices over the life of the products. Product life cycles can be relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. Additionally, competitors may be able to quickly introduce new products to compete with our products, and sometimes competitors will anticipate our entry into a market and start to lower the prices on their products before our entry. To the extent we are unable to reduce the prices of our products and remain competitive, our net sales will likely decline, resulting in further pressure on our gross margins, which could have a material adverse effect on our business, financial condition and results of operations and our ability to grow our business.
Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities and consequently our costs may increase, which could also impact our gross margins. Our gross margin could also be impacted by increased cost (including those caused by tariffs), loss of cost savings or dilution of savings due to changes in charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorates as well as excess inventory and inventory storage and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which are incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may, from time to time, become restricted, or general market factors and conditions may affect pricing of such commodities. For example, recent supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity and fab constraints have resulted in increased lead times, inability to meet demand, and overall increased costs. Any increase in the price of components used in our products may adversely affect our gross margins.
In order to continue profitably supplying our products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Additionally, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations. Similarly, if our suppliers increase their production prices, and we are not able to roll over such increases to our customers in a timely manner, it could adversely impact our business, decrease our gross margins and operating income.
To attract new customers or retain existing customers, from time to time we offer certain price concessions to our customers, which could cause our average selling prices and gross margins to decline. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or by our competitors and other factors. We expect that we will continue to have to reduce prices of existing products in the future. Moreover, because of the wide price differences across the markets we serve, the mix and types of performance capabilities of our products sold may affect the average selling prices of our products and have a substantial impact on our revenue and gross margin. We may enter new markets in which a significant amount of competition exists, and this may require us to sell our products with lower gross margins than we earn in our established businesses. If we are successful in growing revenue in these markets, our overall gross margin may decline. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover the fixed costs and investments associated with a particular product, and as a result may harm our financial results.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our net sales and could result in additional charges for obsolete or excess inventories or non-cancelable
purchase commitments. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet that demand which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.
We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Some of our customers may cancel or defer purchase orders on short notice without incurring a significant penalty. Due to their inability to predict demand or other reasons, some of our customers may accumulate excess inventories and, as a consequence, defer purchase of our products.
We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on outsourced contract manufacturing, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of the commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future requirements of our customers. Anticipating future demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management. In addition, as an increasing number of our chips are being incorporated into consumer products, we anticipate greater fluctuations in demand for our products, which makes it more difficult to forecast customer demand. Occasionally, our customers may require rapid increases in production, which can challenge our resources. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused, and may in the future, cause our customers to significantly reduce the solutions or the number of products ordered from us. Because many of our sales, research and development, and manufacturing expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.
In addition, we base many of our operating decisions, and enter long term purchase commitments, on the basis of anticipated net sales trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases we are required to recognize a charge representing the amount of material purchased or ordered which exceeds our actual requirements. These non-cancelable
purchase commitments could reduce our ability to adjust our inventory to address declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges, which would reduce our gross margin and adversely affect our financial results. If net sales in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventories or non-cancelable
purchase commitments. Conversely, if we underestimate customer demand or otherwise lack the required manufacturing capacity, we may miss revenue opportunities and potentially lose market share. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.
Moreover, during a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could prevent us from taking advantage of opportunities and reduce our net sales. In addition, a supplier could discontinue a component necessary for our design, extend lead times, limit supply, or increase prices due to capacity constraints or other factors. Our failure to adjust our supply chain volume or estimate our customers’ demands could have a material adverse effect on our net sales, business, financial condition and results of operations.

Disruptions in our relationships with any one of our key customers could adversely affect our business.
Approximately 30% of our revenues 2021 and 39% of our 2020 revenues were generated by our top three customers in each of those periods that purchase products from us based on short term purchase orders that reflect the demand they have from their end customers. We cannot guarantee that we will be able to generate similar levels of revenues from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.
Our customers continued success will depend in large part on growth within the markets for our automotive and audio-video solutions and products and their success within such markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

•
the effects of catastrophic and other disruptive events at our customers’ offices or facilities including, but not limited to, natural disasters, telecommunications failures, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, including the current
COVID-19
pandemic, breaches of security or loss of critical data;

•	increased costs associated with potential disruptions to our customers’ supply chain and other manufacturing and production operations;

•	the deterioration of our customers’ financial condition;

•
delays and project cancellations as a result of design flaws in the products developed by our customers; the inability of customers to dedicate the resources necessary to promote and commercialize their products;

•	the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

•	the failure of our customers’ products to achieve market success and gain broad market acceptance.
Any slowdown in the growth of these end markets could adversely affect our financial results.
We will have difficulty selling our products if customers do not design our products into their product offerings.
Our products are not sold directly to the
end-users,
but are components of other products. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on our customers to select our products from among alternative offerings to be designed into the products they sell. If they do not include our products in their designs, we will have difficulty selling our products. Even after a customer designs our products into the products it sells, the customer is not obligated to purchase our products, nor can we guarantee that the customer is not using competitive products. In addition, the customer can choose at any time to reduce or discontinue their use of our products, for example, if its own products are not commercially successful, or for any other reason. In addition, we often incur significant expenditures on the development of a new product without any assurance that our product will be designed into our customers’ products. Once a customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Our customers may not continue to design our products into their products or we might not be able to convert any such design into actual sales, either of which could materially and adversely affect our results of operations.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
To continue to grow, we must continue to expand our operational, engineering, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to adequately manage our growth effectively, improve our operational, financial and management information systems, or effectively train, motivate and manage our new and future employees, it could adversely affect our business, financial condition and results of operations.
The estimates of market opportunity and growth forecasts included in this disclosure may prove to be inaccurate.
Market opportunity estimates and growth forecasts are inherently uncertain. Our estimates regarding the expected growth in our served available markets are based on our experience, as well as internal research and industry forecasts, which are subject to a number of estimates and assumptions. While we believe our assumptions and the data underlying our estimates to be reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates regarding the size and expected growth rates of our served available markets may prove to be incorrect. If our served available markets are smaller than we have estimated, our sales growth and/or market share may fail to reach the levels implied by these estimates.
Our quarterly net sales and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, we may fail to meet the expectations of investors, which could cause our share price to decline.
We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly net sales and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our customers provide us with rolling forecasts of their future requirements for our products, a significant percentage of our net sales in each fiscal quarter is dependent on sales that are booked and shipped during that fiscal quarter and are typically attributable to a large number of orders from diverse customers and markets. As a result, accurately forecasting our operating results in any fiscal quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, our share price may decline.
Additional factors that can contribute to fluctuations in our operating results include:

•	the rescheduling, increase, reduction or cancellation of significant customer orders;

•	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

•	the timing and amount of research and development and sales and marketing expenditures;

•	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

•	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

•	our ability to anticipate changing customer product requirements;

•	our gain or loss of one or more key customers;

•	the availability, cost and quality of materials and components that we purchase from third-party vendors and any problems or delays in the manufacturing, testing or delivery of our products;

•
the availability of production capacity at our third-party facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

•	supply constraints for and changes in the cost of the other components incorporated into our customers’ products;

•	our ability to reduce the manufacturing costs of our products;

•	fluctuations in manufacturing yields;

•	the changes in our product mix or customer mix;

•	the timing of expenses related to the acquisition of technologies or businesses;

•	product rates of return or price concessions in excess of those expected or forecasted;

•	the emergence of new industry standards;

•	product obsolescence;

•	unexpected inventory write-downs or write-offs;

•	costs associated with litigation over intellectual property rights and other litigation;

•	the length and unpredictability of the purchasing and budgeting cycles of our customers;

•	loss of key personnel or the inability to attract qualified engineers;

•	the quality of our products and any remediation costs;

•	adverse changes in economic conditions in various geographic areas where we or our customers do business;

•	the general industry conditions and seasonal patterns in our target end markets, particularly the automotive market and the audio-video market;

•	other conditions affecting the timing of customer orders or our ability to fill orders of customers subject to export control or economic sanctions; and

•
geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, including the current
COVID-19
pandemic, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenues for a number of reasons. For example, open backlogs at the beginning of each quarter are typically lower than expected net sales for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our net sales objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without a significant penalty. In addition, we maintain an infrastructure of facilities and human resources in several locations around the world and have a limited ability to reduce the expenses required to maintain such infrastructure. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted net sales or changes in levels of our customers’ forecasted demand could materially and adversely impact our business, financial condition, and results of operations. Due to our limited ability to reduce expenses, in the event our revenues decline or our forecasted net sales do not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. As a result of these factors, our operating results may vary significantly from quarter to quarter.
Accordingly, we believe that
period-to-period
comparisons of our results of operations should not solely be relied upon as indications of future performance. Any shortfall in net sales or net income from a previous quarter or from levels expected by the investment community could cause a decline in the trading price of our share.
We depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.
One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers’ equipment and products. These selection processes are typically lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenues. Incurrence of such significant expenditures, failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in
could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations.
Even if we succeed in winning selection processes for our products, we may not generate timely or sufficient net sales or margins from those wins and our financial results could suffer.
After incurring significant design and development expenditures, a substantial period of time generally elapses before we generate meaningful net sales relating to such product, if at all, particularly with respect to the automotive industry. The reasons for this delay include, among other things, the following:

•	changing customer requirements, resulting in an extended development cycle for the product;

•	delay in the ramp-up of volume production of the customer’s products into which our solutions are designed;

•	delay or cancellation of the customer’s product development plans;

•	competitive pressures to reduce our selling price for the product;

•	the discovery of design flaws, defects, errors or bugs in the products;

•	lower than expected customer acceptance of the solutions designed for the customer’s products;

•	lower than expected acceptance of our customers’ products; and

•	higher manufacturing costs than anticipated.
If we do not continue to win selection processes for our products in the short term, then we may not be able to achieve expected net sales levels associated with these winnings. If we experience delays in achieving such sales levels, our operating results could be adversely affected. Moreover, even if a customer selects our product, we cannot guarantee that this will result in any sales of our products, as the customer may ultimately change or cancel its product plans, or our customer’s efforts to market and sell its product may not be successful.

If we fail in a timely and cost-effective manner to develop new product features or new products that address customer preferences and achieve market acceptance, our operating results could be adversely affected.
Our customers are constantly seeking new products with more features and functionality at a lower cost, and our success relies heavily on our ability to continue to develop and market to our customers new and innovative products and improvements of existing products. In order to respond to new and evolving customer demands, achieve strong market share and keep pace with new technological, processing and other developments, we must constantly introduce new and innovative products into the market. Although we strive to respond to customer preferences and industry expectations in the development of our products, we may not be successful in developing, introducing or commercializing any new or enhanced products on a timely basis or at all. Further, if initial sales volumes for new or enhanced products do not reach anticipated levels within the time periods we expect, we may be required to engage in additional marketing efforts to promote such products and the costs of developing and commercializing such products may be higher than we predict. Moreover, new and enhanced products may not perform as expected. We may also encounter lower manufacturing yields and longer delivery schedules in commencing volume production of new products that we introduce, which could increase our costs and disrupt our supply of such products.
A fundamental shift in technologies, the regulatory climate or demand patterns and preferences in our existing product markets or the product markets of our customers or end-users
could make our current products obsolete, prevent or delay the introduction of new products or enhancements to our existing products or render our products irrelevant to our customers’ needs. If our new product development efforts fail to align with the needs of our customers, including due to circumstances outside of our control like a fundamental shift in the product markets of our customers and end users or regulatory changes, our business, financial condition and results of operations could be materially and adversely affected.
The development of our products is highly complex. New and enhanced products require substantial financial and other resources to research and development. Occasionally, we have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial research and development and engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Even if we introduce new and enhanced products to the market, we may not be able to achieve market acceptance of these products in a timely manner or at all.
Our competitive position could be adversely affected if we are unable to meet customers’ quality requirements.
Suppliers in the semiconductor industry must meet increasingly stringent quality standards of certain original equipment manufacturers and customers, particularly for automotive and audio-video applications. While our quality performance to date has generally met these requirements, we may experience problems in achieving acceptable quality results in the manufacture of our products, particularly in connection with the production of new products or adoption of a new manufacturing process. Our failure to achieve acceptable quality levels could adversely affect our business results.
Changes in industry standards could limit our ability to sell our products and force us to write down our inventory.
The markets for semiconductors are characterized by rapidly evolving industry standards. We must continuously develop new products or upgrade our existing products to keep pace with these evolving standards. Changes in industry standards, or the development of new industry standards, may make our products less competitive or obsolete. Our products comprise only a component of an automotive vehicle or a part of an electronic device. All components of these end products must uniformly comply with industry standards (if any) in order to operate efficiently together. We depend on companies that provide other components of the end products to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.
Because it is not practicable to develop products that comply with all current standards and new standards that may be adopted in the future, our ability to compete effectively will depend on our ability to select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards, and we may lose market share if we do not redesign our products quickly enough. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our results of operations, business, and prospects would be adversely affected.
If we encounter sustained yield problems or other delays in the manufacturing process of our products, we may lose sales and damage our customer relationships.
The manufacture of our products, including the fabrication of semiconductor microchip, and the assembly and testing of our products, involve highly complex processes. For example, difficulties in the microchip fabrication process or other factors can cause a substantial portion of the components on a microchip to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and are often time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our third-party facilities, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically significantly reduced our manufacturing yields, resulting in low or negative margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our products on a timely basis and harm our relationships with customers, which could materially and adversely affect our business, financial condition and results of operations.
Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.
Our ability to operate and expand our business depends on the availability of adequate capital, which in turn depends on cash flow generated by our business and the availability of debt, equity, or other applicable financing arrangements. We cannot assure you that our existing resources will be sufficient to meet our future liquidity needs. We may require additional capital to respond to business opportunities, challenges, acquisitions or other strategic transactions and/or unforeseen circumstances. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including: market acceptance of our products; the need to adapt to changing technologies and technical requirements; the existence of opportunities for expansion; and access to and availability of sufficient management, technical, marketing and financial personnel.
If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations and our ability to incur additional debt or engage in other capital-raising activities. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow and support our business and respond to business opportunities and challenges could be significantly limited.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other non-insured
risks, which may have an adverse effect on our financial results.
We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations primarily due to the fact that while our functional currency is the U.S. dollar, our Israeli employees’ payroll which is a significant expense in our income statement is paid in NIS, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured
risks. If we create debt, the rating thereof by major rating agencies may further improve or deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.
We may pursue acquisitions and investments in new businesses, products or technologies, joint ventures and other strategic transactions, which may not be successful and could disrupt our business and divert financial and management resources from more productive uses.
If we identify appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the semiconductor industry to further expand our business. If we decide to pursue a strategy of selective acquisitions, we may not be successful in identifying suitable acquisition opportunities or completing such transactions. Our competitors may be more effective in executing and closing acquisitions in competitive bid situations than us. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under U.S. law and Israeli law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, technology, and personnel into our existing business and operations. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees as a result of our integration of new businesses. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.
We may have difficulty attracting, motivating and retaining executives and other key employees.
Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. Generally, our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Given these limitations, we may not be able to continue to attract, retain and motivate qualified personnel necessary for our business.
The loss of services of any key personnel or the inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely matter, to sell products to customers or to manage our business effectively.

We depend on highly skilled personnel to support our business operations. If we are unable to retain and motivate our current personnel or attract additional qualified personnel, our ability to develop and successfully market our products could be harmed.
We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient engineers and research and development personnel. The competition for qualified technical personnel with significant experience in the design, development, manufacturing, marketing and sales of semiconductor solutions is intense, both in Israel where our principal research and development activities are conducted, and we face significant competition for suitably skilled engineers and research and development personnel in this region, where the availability of such personnel is limited as well as in global markets in which we operate. Our inability to attract and retain qualified personnel, including hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products. Our ability to attract and retain qualified personnel also depends on how well we maintain a strong workplace culture that is attractive to employees. Larger companies with whom we compete may allocate more resources than we do on employee recruitment and may be able to offer more favorable compensation and incentive packages than us. In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition. If we cannot attract or retain a sufficient number of skilled research and development employees, our business, prospects and results of operations could be adversely affected. In order to remain competitive, we expect to continue to dedicate significant financial and other resources to expand our research and development teams in order to assist in developing new solutions, applications and enhancements to our existing products and platforms. The loss of our key personnel could harm our business, as their knowledge of our business and industry would be extremely difficult to replace.
In response the
COVID-19
pandemic, we modified our workplace practices, which has resulted in many of our employees working remotely for extended periods of time. As a result, many of our employees have expressed a preference to continue to work from home two to three days a week. In response, we recently announced a hybrid work policy for our Israeli based employees, where employees may work up to two days per week from home. However, certain types of activities such as new product innovation, critical business decision making, brainstorming sessions, providing sensitive employee feedback, and onboarding new employees may be less effective in a hybrid work environment. Our hybrid work environment may also negatively impact social interactions between employees that build camaraderie and may, therefore, negatively impact our office culture. Many companies, including companies that we compete with for talent, have announced plans to adopt full time remote work arrangements or hybrid work arrangements more flexible than ours, which may impact our ability to attract and retain qualified personnel if potential or current employees prefer these policies.
We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position.
Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We will primarily rely on patent, copyright, trademark, and trade secret laws, as well as non-disclosure
agreements and other methods, to protect its proprietary technologies and processes. It is difficult and costly to monitor the use of our intellectual property. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, the company’s proprietary technologies and processes, despite efforts by the company to protect its proprietary technologies and processes.

Moreover, the semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, our competitive position may be materially and adversely affected.
The failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition and result of operations and hurt our competitive advantage.
While we will hold a significant number of patents, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents, may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection or commercial advantage.
In addition, the protection afforded under the patent and other intellectual property laws of one country may not be the same as that in other countries. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country
basis. We also may not have the same scope of patent protection in every country where we do business. If our patents do not adequately protect our technology, competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around its patents.
Our ability to compete successfully depends in part on our ability to commercialize our products without infringing intellectual property rights of others.
To the same extent that we seek to protect our technology and inventions with patents and trade secrets, our competitors and other third parties do the same for their technology and inventions. We have no means of knowing the content of patent applications filed by third parties until they are published. It is also difficult and costly to continuously monitor the intellectual property portfolios of our competitors to ensure our technologies do not violate the intellectual property rights of any third parties.
The semiconductor industry is ripe with patent assertion entities and is characterized by frequent litigation regarding patent and other intellectual property rights. As a public company with an increased profile and visibility, we may receive communications in the future that allege that our products or technologies infringe third party patents, copyrights, trademarks or other intellectual property rights. Lawsuits or other proceedings resulting from allegations of infringement could subject us to significant liability for damages, invalidate our proprietary rights and adversely affect our business. Defending these proceedings may be costly and time consuming and may divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks.
In the event that any third-party succeeds in asserting a valid claim against us or any of our customers, we could be forced to do one or more of the following:

•	discontinue selling, importing or using certain technologies that contain the allegedly infringing intellectual property which could cause us to stop manufacturing certain products;

•	seek to develop non-infringing technologies, which may not be feasible;

•	incur significant legal expenses;

•	pay substantial monetary damages to the party whose intellectual property rights we may be found to be infringing; and/or

•	seek licenses to the infringed technology that may not be available on commercially reasonable terms, if at all.

If a third party causes us to discontinue the use of any of our technologies, we may be required to design around those technologies. This could be costly and time consuming and could have an adverse effect on our financial results. Any significant impairments of our intellectual property rights from any litigation we face could materially and adversely impact our business, financial condition, results of operations and our ability to compete in our industry.
We may be subject to disruptions or breaches of our information technology systems that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.
We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results.
In conducting our business, we routinely collect and store sensitive data, including personal information and proprietary technology and information about our business and our customers, suppliers and business partners, including proprietary technology and information owned by our customers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We may be subject to disruptions or breaches of our network caused by computer viruses, illegal hacking, criminal fraud or impersonation, ransomware attacks, acts of vandalism or terrorism or employee error. Our security measures or those of our third-party suppliers or our customers may not detect or prevent such security breaches. The costs to us to reduce the risk of or alleviate cyber security breaches and vulnerabilities could be significant. Any type of security breach, attack or misuse of data, whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by payment networks and adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the misappropriation or unauthorized publication of our confidential business or proprietary information or personal information, or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of privacy or other laws. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.
There may exist deficiencies in control system and disclosure procedures that could adversely affect the accuracy and reliability of our periodic reporting.
Prior to September 30, 2021, Valens was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of the effectiveness of
our internal control over financial reporting.
Upon the completion of the listing in the New York stock Exchange (NYSE), we became a public company in the United States and, following the date we are no longer an “emerging growth company, we will be subject to the periodic reporting requirements of the Securities and Exchange Commission (the SEC), including, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish an assessment by our auditors of the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” The company has designed disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. However, despite the disclosure and compliance procedures, there may from time to time exist deficiencies in our control systems that could adversely affect the accuracy and reliability of our periodic reporting. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. Imperfections in our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our reputation or share price. Furthermore, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
Risks Related to Laws and Regulation
Our global business requires us to comply with laws and regulations in countries across the world and exposes us to international business risks that could adversely affect our business.
We are subject to environmental, labor, health, safety and other laws and regulations in Israel, the United States and other jurisdictions in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.
The business environment is also subject to many uncertainties, including the following international business risks:

•	negative economic developments in economies around the world and the instability of governments, currently for example the sovereign debt situation in certain European countries;

•
Social and political instability in a number of countries around the world, including the recent developments in the Middle East, and also including the threat of war, terrorist attacks in the United States, in Europe, Middle East and Africa (EMEA), or Asia Pacific (APAC), epidemics or civil unrest;

•	pandemics or national and international environmental, nuclear or other disasters, which may adversely affect our workforce, as well as our local suppliers and customers;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.
No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which we are subject or that we have obtained or will obtain the permits and other authorizations or licenses that we need. If we violate or fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. In addition, if any of the international business risks were to materialize or become worse, they could also have a material adverse effect on our business, financial condition and results of operations.

We are subject to governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, across different markets where we conduct our business. Our actual or perceived failure to comply with such regulations and obligations could harm our business.
In Israel, the United States and other jurisdictions in which we operate, we are subject to various laws, regulations and other legal obligations related to privacy, data protection and information security. If we are found to have breached any such laws, regulations or other legal obligations in any such jurisdiction, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.
As part of our business development, we collect information about individuals, also referred to as personal information, and other potentially sensitive and/or regulated data from our customers. Laws and regulations in Israel, the United States and around the world restrict how personal information is collected, stored, used, disclosed and otherwise processed, as well as, among other things, set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.
For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, or the FTC, have adopted, or are considering adopting, laws and regulations concerning privacy, data protection and information security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information (including device identifiers, IP addresses, cookies and geo-location),
came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out
of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Additionally, voters approved a new privacy law, the California Privacy Rights Act, or the CPRA, in the November 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. Virginia and Colorado have also recently adopted comprehensive data privacy laws similar to the CCPA, which will go into effect in January and July of 2023, respectively. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.
Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation, or the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million (or GBP 17.5 million under the UK GDPR) or, whichever is greater. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.
The withdrawal of the United Kingdom from the European Union also has created uncertainty with regard to the regulation of data protection in the United Kingdom. Since January 1 2021, when the transitional period following Brexit expired, we have been required to comply with the GDPR as well as the UK GDPR (combining the GDPR and the UK’s Data Protection Act of 2018), which exposes us to two parallel regimes, each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure.
In addition, in Israel, the Privacy Protection Law, 5741-1981 (“
PPL
”), and the regulations enacted thereunder, including the Privacy Protection Regulations (Data Security), 5777-2017 (“
Data Security Regulations
”), as well as guidelines issued by the Israeli Privacy Protection Authority, and Amendment No. 40 to the Communications Law (Telecommunications and Broadcasting), 5742-1982, impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.
Current pending legislation may result in a change of the current enforcement measures and sanctions and may also require us to modify the manner personal data is collected, processed and maintained by us. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
Restrictions on the collection, use, sharing, disclosure or other processing of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny. Our failure to comply with applicable laws, regulations and other legal obligations, or to protect personal data, could result in enforcement or litigation action against us, including fines, sanctions, penalties, judgments, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations.

Failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.
We have extensive international operations and a substantial portion of our business, particular with respect to our manufacturing processes, is conducted outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “
FCPA
”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government
parties, as well as
so-called
“facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control.
Though we maintain policies, internal controls and other measures reasonably designed to promote compliance with applicable anticorruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may nevertheless engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our reputation, our net sales or our share price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti- bribery or trade control laws and regulations.
Environmental laws and regulations may expose us to liability, and such liability and compliance with these laws and regulations may adversely affect our business.
The semiconductor industry is subject to a variety of international, federal, state, local and
non-U.S.
laws and regulations governing pollution, environmental protection and occupational health and safety, including those relating to the release, storage, use, discharge, handling, generation, transportation, disposal, and labeling of, and human exposure to, hazardous and toxic materials, product composition, and the investigation and cleanup of contaminated sites, including sites we currently or formerly owned or operated, due to the release of hazardous materials, regardless of whether we caused such release. We are also required to obtain environmental permits from governmental authorities for some of our operations. We cannot assure that we have been or will be at all times in complete compliance with such laws, regulations and permits. Failure to comply with such laws and regulations could subject us to civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits. In addition, we may be strictly liable for joint and several costs associated with investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated, even if we fully comply with applicable environmental laws and regulations. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business.

In the event of an incident involving hazardous materials, we could be liable for damages and such liability could exceed the amount of any liability insurance coverage and the resources of our business. In addition, in the event of the discovery of contaminants or the imposition of clean up obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations. In response to environmental concerns, some customers and government agencies impose requirements for the elimination and/or labeling of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), in electronic equipment, as well as requirements related to the take-back of products discarded by customers.
Environmental and occupational health and safety laws and regulations have tended to become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business.
Scientific examination of political attention to and rules and regulations on issues surrounding the existence and extent of climate may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gasses. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively.
The IRS may not agree that Valens should be treated as a
non-U.S.
corporation for U.S. federal income tax purposes.
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Valens, which is incorporated and tax resident in Israel, would generally be classified as a
non-U.S.
corporation for U.S. federal income tax purposes. Section 7874 of the Internal Revenue Code of 1986, as amended (the “
Code
”) and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a
non-U.S.
corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Valens is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Valens would be liable for U.S. federal income tax on its income in the same manner as any other U.S. corporation and certain distributions made by Valens to
non-U.S.
investors generally would be subject to U.S. withholding tax.
As more fully described in the section titled “
U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Valens—Tax Residence of Valens for U.S. Federal Income Tax Purposes
,” based on the terms of the Business Combination (as defined in Item 4A to this Annual Report) and certain factual assumptions, Valens does not believe that it should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties.
Accordingly, there can be no assurance that the IRS will not challenge the status of Valens as a
non-U.S.
corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.
If the IRS were to successfully challenge under Section 7874 of the Code Valens’ status as a
non-U.S.
corporation for U.S. federal income tax purposes, Valens and certain Valens shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Valens and the application of U.S. withholding taxes on dividends paid on Valens ordinary shares to
non-U.S.
shareholders, subject to reduction under an applicable income tax treaty.

See “
U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Valens
” for a more detailed discussion of the application of Section 7874 of the Code to Valens. Investors should consult their own tax advisors regarding the application of Section 7874 of the Code to the Business Combination (as defined in Item 4A to this Annual Report) and the tax consequences to Valens and its shareholders if the classification of Valens as a
non-U.S.
corporation is not respected.
There are significant legal uncertainties as to whether the Business Combination qualified as a tax-free
reorganization for former PTK securityholders.
There are significant legal uncertainties as to whether the Business Combination qualified as a tax-free
reorganization under Section 368(a) of the Code, given that PTK had only investment-type assets and that a significant percentage of PTK shareholders exercised their redemption rights (approximately 74%). Accordingly, no assurance can be given that that Internal Revenue Service (“IRS”) will not challenge a position that the Business Combination qualified or did not qualify as a reorganization or that a court will not sustain such challenge by the IRS. For further information regarding this risk and any resulting U.S. federal income tax consequences, please refer to the sections under the title of “
Risk Factors—Risk Related to the Business
Combination--The
Business Combination may not qualify as a reorganization under Section
 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or may be taxable under Section
 367(a) of the Code, potentially causing U.S. investors who own PTK Common Stock and/or PTK warrants to recognize gain or loss for U.S. federal income tax purposes.
” and “
U.S. Federal Income Tax Considerations—U.S. Holders—U.S. Federal Income Tax Considerations of the Business Combination—Tax Consequences of the Business Combination Under Section
 368(a) of the Code
” in the Proxy Statement for Special Meeting of Stockholders of PTK Acquisition Corp. (August 27, 2021) and our IRS Form 8937, available at
https://s28.q4cdn.com/438644442/files/doc_downloads/2021/11/Report_of_Organizational_Actions_Affecting_Basis_of_Securities.pdf.
Former PTK securityholders should consult their own tax advisors with respect to the U.S. federal, state, local, and
non-U.S.
tax consequences of the Business Combination in their particular circumstances.
Changes to tax laws or regulations in Israel, the United States and other jurisdictions expose us to tax uncertainties and could adversely affect our results of operations or financial condition.
As a multinational business, operating in multiple jurisdictions such as Israel, the United States, the EU, Japan and China, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could, significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could, significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. Since a significant portion of our operations are located in Israel, changes in tax laws or regulations in Israel could significantly affect our operating results. Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of different initiatives undertaken by the Organization for Economic
Co-operation
and Development (the “OECD”). Any changes in the OECD policy or recommendations, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.

We are subject to regular review and audit by Israeli and other foreign tax authorities. Although we believe our tax estimates are reasonable, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Transfer pricing rules may adversely affect our corporate income tax expense.
Many of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require contemporaneous documentation establishing that all transactions with non-resident
related parties be priced using arm’s length pricing principles. The tax authorities in these jurisdictions could challenge our related party transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were to be successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and financial condition.
Proposed changes to the U.S. tax system, if enacted, could have a material adverse effect on our ongoing liability for U.S. corporate tax.
The Biden administration has proposed a number of changes to the U.S. tax system. The proposals include changes to the U.S. corporate tax system that would increase U.S. corporate tax rates, impose a corporate minimum book tax, and double the tax rate on and make other tax changes to GILTI earned by foreign subsidiaries of U.S. corporations.
Many aspects of the proposals are unclear or undeveloped. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. tax.
Changes in government trade policies, including the imposition of tariffs and export restrictions, could limit our ability to sell our products to certain customers or demand from certain customers, which may materially and adversely affect our sales and results of operations.
The U.S. government has in the past made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that may impact U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. Since our current products are manufactured outside the United States, such changes, if adopted, could have a disproportionate impact on our business and make our products more expensive and less competitive in the U.S. market. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased costs of manufacturing our products, and higher prices for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, require the use of local suppliers in place of non-Chinese
suppliers like us, compel companies that do business in China to partner with local companies to conduct business and provide incentives to government-backed local customers to buy from local suppliers. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales to decline, which could materially and adversely impact our business, financial condition and results of operations. The U.S. or foreign governments may take administrative, legislative or regulatory action that could materially interfere with our ability to sell products in certain countries and/or to certain customers, particularly in China. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions for our business.
We will be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.
Products developed and manufactured in Israel and other locations are subject to export controls of the applicable nation. Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses, and our failure to obtain required import or export approval for our products or limitations on our ability to export or sell our products imposed by these laws may harm our international and domestic revenues. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. Failure to obtain export licenses for our products or having one or more of our customers be restricted from receiving exports from us could significantly reduce our net sales and materially and adversely affect our business, financial condition and results of operations.
Changing foreign exchange rates may have an adverse effect on our financial results.
We have operations and assets in Israel, the United States and other foreign jurisdictions. We prepare our consolidated financial statements in U.S. dollars, but a portion of our expenditures are denominated in NIS and other currencies. We therefore must translate our foreign assets, liabilities, revenue and expenses to U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the NIS and other foreign currencies relative to the U.S. dollar may negatively affect the value of these items in our financial statements. Additionally, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in the value of our net foreign currency investment, and our business, financial condition, results of operations and cash flows may be negatively affected.
Risks Related to Being a Public Company
Valens incurs increased costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives.
As of September 30, 2021, Valens became a public company subject to reporting requirements in the United States, and it will incur significant legal, accounting, insurance and other expenses that it did not incur as a private company, and these expenses may increase even more after Valens is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Valens is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. Valens’ management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Valens expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, Valens expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Valens cannot accurately predict or estimate the full amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Valens to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for Valens’ securities may not develop or be sustained.
The price of Valens’ securities may fluctuate significantly due to general market and economic conditions. Between September 30th 2021 and February 22nd 2022, our share price has fluctuated from a low of $5.34 to a high of $12.19, and the daily average trading volume in that period was 127,265. An active trading market for Valens’ securities may not develop as expected or, if developed, it may not be sustained. In addition, the price of Valens’ securities can vary due to general economic conditions and forecasts, Valens’ general business condition and the release of Valens’ financial reports. The following factors may also cause significant fluctuations in the market price of our ordinary shares:

•	negative fluctuations in our quarterly revenues and earnings or those of our competitors;

•	pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of contractual lock–up with respect to significant amounts of our ordinary shares;

•	shortfalls in our operating results compared to levels forecast by us or securities analysts;

•	changes in our senior management;

•	mergers and acquisitions by us or our competitors;

•	technological innovations;

•	the introduction of new products;

•	the conditions of the securities markets, particularly in the semiconductors sector; and

•	political, economic and other developments in Israel and worldwide.
In addition, share prices of many technology companies in general and semiconductors companies in particular fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility to our share price, regardless of our actual operating results.
Additionally, if Valens’ securities become delisted from the NYSE and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of Valens’ securities may be more limited than if Valens was quoted or listed on the NYSE or another national securities exchange.
The lack of an active market may impair our shareholders ability to sell their securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair value of our securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ordinary shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Valens’ internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to attest as to their effectiveness, which could have a significant and adverse effect on Valens’ business and reputation.
Valens is subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. These rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.
The Sarbanes-Oxley Act requires, among other things, that Valens maintain effective disclosure controls and procedures and internal control over financial reporting. Valens is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Valens’ principal executive and financial officers.
Valens’ current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in Valens’ internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Valens’ operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Valens’ financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Since the Company is an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Business Startups Act of 2012 (the “
JOBS Act
”), it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Valens’ reported financial and other information.
In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Valens has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase Valens’ operating costs and could materially and adversely affect its ability to operate its business. In the event that Valens’ internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in Valens’ operating results and the stock price of Valens may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain listing on the NYSE.
Our independent registered public accounting firm is not required to attest to the effectiveness of its internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Valens’ controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.
We may be named as a party to several legal proceedings in the future, including litigation related to our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.
We may become a party to lawsuits, government inquiries or investigations and other legal proceedings (referred to as “litigation).
The ultimate outcome of litigation could have a material adverse effect on our business and the trading price for our securities. Litigation may be time consuming, expensive, and disruptive to normal business operations, and the outcome of litigation is difficult to predict. Litigation, regardless of the outcome, may result in significant expenditures, diversion of our management’s time and attention from the operation of our business and damage to our reputation or relationship with third parties, which could materially and adversely affect our business, financial condition, results of operations, cash flows and stock price.

Risks Relating to Our Incorporation and Location in Israel
Conditions in Israel could adversely affect our business.
We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, political, economic and geo-political
instability in Israel may affect our business. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or geo-political
instability in the region continues or increases. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business.
Investors’ rights and responsibilities as our shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non-Israeli
companies.
We were incorporated under Israeli law and the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. and other non-Israeli
corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.
Provisions of Israeli law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•
Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

•
our amended and restated articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 65% of the total voting power of our shareholders;

•	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders; and

•	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.
Further, Israeli tax considerations may make potential transactions undesirable to us or some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free
share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to brings claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.
Unless we agree otherwise, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees. The foregoing exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the Exchange Act) or pursuant to our amended and restated articles of association, including claims under the Securities Act for which there is a separate exclusive forum provision in our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders.
Our amended and restated articles of association provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the federal forum provision in our amended and restated articles of association (the “
Federal Forum Provision
”). While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.
We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions as defined in Israel’s Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (the “Innovation Law”).
We received Israeli government grants for certain of our research and development activities. When a company develops know-how,
technology or products using grants from the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as Office of Chief Scientist) (“
IIA
”), the terms of these grants and the Innovation Law restrict the transfer or license of such know-how,
and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how
outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals, in the future, while in the past the Company did receive approvals of requests submitted by it according to the Innovation Law, including for the manufacturing of Company products outside of Israel.
Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development outside of Israel.
The transfer or license of
IIA-supported
technology or
know-how
outside of Israel and the transfer of manufacturing of
IIA-supported
products, technology or
know-how
outside of Israel, may require payment to the IIA of amounts which are determined taking into consideration the following elements: (i) the value of the transferred or licensed technology or know-how;
(ii) our research and development expenses; (iii) the amount of IIA accumulated grants. Over the years, Valens has received various grants from the IIA in the total amount of $6 million, out of which the latest grants in the amount of $2.05 million were received from the IIA in 2016; (iv) accumulated revenue-based royalties already paid by the Company; and (v) the time that has passed since the completion of IIA supported period and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, despite the fact that as of December 31, 2019 the Company paid in full all the grants received from the IIA, Valens remains subject to the restrictions and obligations under the Innovation Law described above, and the net consideration available to our shareholders in certain transactions (such as a merger or similar change of control transaction) involving the transfer outside of Israel of technology or know-how
developed with IIA funding may be reduced by any amounts that we may be required to pay to the IIA.

Certain tax benefits that may be available to Valens, if obtained by Valens, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase Valens’ costs and taxes.
Valens may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If Valens obtains tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, it will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Valens’ Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2021 and thereafter. Additionally, if Valens increases its activities outside of Israel through acquisitions, for example, its activities might not be eligible for inclusion in future Israeli tax benefit programs. See “
Certain Material Israeli Tax Considerations
.”
It may be difficult to enforce a U.S. judgment against Valens, its officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on Valens’ officers and directors.
Most of Valens’ directors or officers are not residents of the United States and most of their and Valens’ assets are located outside the United States. Service of process upon Valens or its
non-U.S.
resident directors and officers and enforcement of judgments obtained in the United States against Valens or its
non-U.S.
directors and executive officers may be difficult to obtain within the United States, although our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against Valens or its
non-U.S.
officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against Valens or its
non-U.S.
officers and directors.
Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli
judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. For more information, see “
Enforceability of Civil Liabilities
.”
Risks Related to Ownership of Our Shares and Warrants
The Valens Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of Valens ordinary shares.
Certain provisions of Israeli law and the Valens Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Valens or for Valens’ shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the Valens ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to Valens or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E.
“Taxation—Taxation and government programs—Israeli tax considerations and government programs”
for additional information.

We have never declared or paid any cash dividends. Further, we do not intend to pay dividends for the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future.
Our board of directors has sole discretion whether to pay dividends. If Valens’ board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 5759-1999 (the “Companies Law”) imposes restrictions on Valens’ ability to declare and pay dividends. See
“Description of share capital and articles of association—Dividend and liquidation rights”
for additional information.
The market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly.
The stock markets, including the NYSE on which our ordinary shares and warrants are listed under the symbol “VLN,” and “VLNW,” respectively, have from time to time experienced significant price and volume fluctuations. The market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in the our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares and warrants declines significantly, shareholders may be unable to resell their shares or warrants at or above the market price of the ordinary shares and warrants. The market price of our ordinary shares and warrants might fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Annual Report;

•	actual or anticipated differences in Valens’ estimates, or in the estimates of analysts, for Valens’ revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of the NYSE;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	publication of research reports about Valens;

•	the performance and market valuations of other similar companies;

•
failure of securities analysts to initiate or maintain coverage of Valens, changes in financial estimates by any securities analysts who follow Valens or Valens’ failure to meet these estimates or the expectations of investors;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Valens;

•	commencement of, or involvement in, litigation involving Valens;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•
other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing
COVID-19
public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.
If securities or industry analysts do not publish or cease publishing research or reports about Valens, its business, or its market, or if they change their recommendations regarding the Valens ordinary shares adversely, then the price and trading volume of the Valens ordinary shares could decline.
The trading market for the Valens ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. Valens does not control these analysts, or the content and opinions included in their reports. As a new public company, Valens cannot guarantee a wide research coverage and the analysts who publish information about the Valens ordinary shares will have relatively little experience with Valens, which could affect their ability to accurately forecast Valens’ results and make it more likely that Valens fails to meet their estimates. In the event Valens obtains industry or financial analyst coverage, if any of the analysts who cover Valens issues an inaccurate or unfavorable opinion regarding it, Valens’ share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Valens’ financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade their ratings of Valens ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of Valens or fail to publish reports on it regularly, Valens’ visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.
Valens’ failure to meet the continued listing requirements of the NYSE could result in a delisting of its Securities.
If Valens fails to satisfy the continued listing requirements of the NYSE such as the corporate governance requirements or the minimum closing bid price requirement, the NYSE may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, Valens can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the NYSE minimum bid price requirement or prevent future non-compliance
with the NYSE’s listing requirements. Additionally, if Valens’ securities become delisted from the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Valens’ securities may be more limited than if it were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
Valens is an emerging growth company within the meaning of the Securities Act and takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make Valens’ securities less attractive to investors and may make it more difficult to compare Valens’ performance with other public companies.
Valens is treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. Valens intends to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as Valens continues to be an emerging growth company, it may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Valens could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.07 billion, if it issues more than $1.0 billion in non-convertible
debt securities during any three-year period, or if before that time it is a “large accelerated filer” under U.S. securities laws.
Valens cannot predict if investors will find Valens ordinary shares less attractive because it may rely on these exemptions. If some investors find Valens ordinary shares less attractive as a result, there may be a less active trading market for Valens ordinary shares and Valens’ share price may be more volatile. Further, there is no guarantee that the exemptions available to Valens under the JOBS Act will result in significant savings. To the extent that Valens chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact Valens’ financial condition.
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and although we follow Israeli laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form
10-Q
containing unaudited financial and other specified information, or current reports on Form
8-K,
upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form
20-F
by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form
10-K
within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form
6-K,
and even though we are required to file reports on Form
6-K
disclosing whatever information we have made or are required to make public pursuant to Israeli law or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are United Sates domestic issuers.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
If Valens were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors may suffer adverse tax consequences.
A
non-U.S.
corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (including cash). For purposes of the above calculations, a
non-U.S.
corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on the composition of the income and assets and the operations of Valens and its subsidiaries, Valens believes that it was not a PFIC for 2021. However, there can be no assurances in this regard or any assurances that Valens will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the Internal Revenue Services (the “
IRS
”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.
Whether Valens or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets. Changes in the composition of the income or assets of Valens and its subsidiaries may cause Valens to be or become a PFIC for the current or subsequent taxable years. Whether Valens is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.
If Valens is a PFIC for any taxable year, a U.S. investor who owns Valens ordinary shares or Valens warrants may be subject to adverse tax consequences and additional information reporting obligations. For a further discussion, see “
U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens Ordinary Shares and Valens Warrants to U.S. Holders—Passive Foreign Investment Company Rules
.” U.S. investors who own Valens ordinary shares and/or Valens warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to Valens and the ownership of Valens ordinary shares and/or Valens warrants.

If a U.S. investor is treated for U.S. federal income tax purposes as owning at least 10% of the Valens ordinary shares, such U.S. investor may be subject to adverse U.S. federal income tax consequences.
For U.S. federal income tax purposes, if a U.S. investor who is a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Valens ordinary shares, such U.S. investor may be treated as a “United States shareholder” with respect to Valens, or any of its
non-U.S.
subsidiaries, if Valens or such subsidiary is a “controlled foreign corporation.” A
non-U.S.
corporation is considered a controlled foreign corporation if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such
non-U.S.
corporation. As Valens has U.S. subsidiaries, certain of Valens’
non-U.S.
subsidiaries could be treated as a controlled foreign corporation regardless of whether Valens is treated as a controlled foreign corporation.
Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed
income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. Valens does not intend to assist U.S. investors in determining whether Valens or any of its
non-U.S.
subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Valens, or any of its
non-U.S.
subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors who hold actually or constructively 10% or more of the combined voting power or value of Valens ordinary shares are strongly encouraged to consult their own advisors regarding the U.S. tax consequences of owning or disposing of Valens ordinary shares.
ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY
We were incorporated on October 26, 2006, as a private limited liability company under the laws of the State of Israel. We are registered under the Companies Law as Valens Semiconductor Ltd., and our registration number with the Israeli Registrar of Companies is
51-388704-2.
We are domiciled in Israel and our registered office is currently located 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, which also currently serves as our principal executive offices, and our telephone number is
+972-(9)
762-6900.
On May 25, 2021, PTK entered into the Business Combination Agreement with Valens and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into PTK, with PTK surviving the merger. As a result of the Merger, PTK became a wholly owned subsidiary of Valens, with the securityholders of PTK becoming securityholders of Valens (the “Business Combination”).

Our capital expenditures amounted to $1.4 million, $0.9 million and $1.4 million during the fiscal years ended December 31, 2021, 2020 and 2019, respectively, primarily consisting of expenditures related to R&D equipment. For information on the Company’s current capital expenditures, see
“Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
We are subject to certain of the informational filing requirements of the Exchange Act. Our SEC filings are available to you on the SEC’s website at
http://www.sec.gov.com
, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (including, in our case, our annual reports on Form
20-F,
our reports of foreign private issuer on Form
6-K,
any amendments to these reports, as well as certain other SEC filings). We also make available on our website, free of charge, all such SEC filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is
https://www.valens.com/
. The references to the SEC’s and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report. Since we are a “foreign private issuer,” we and our officers, directors and principal shareholders are exempt from certain rules and regulations under the Exchange Act. For more information, see “
Part II, Item 10. Additional Information—H. Documents on Display.”

B.	BUSINESS OVERVIEW
Our Mission
Our mission is to be a leading global provider of semiconductor solutions that power high-speed connectivity over simple wiring infrastructure, enabling cutting-edge innovation in the audio-video, automotive, and other adjacent markets.
Our Company
Valens is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the professional audio-video and automotive industries. Valens’ Emmy
®
award-winning HDBaseT technology is the leading standard in the professional audio-video market, with tens of millions of Valens chipsets integrated into thousands of HDBaseT-enabled products and implemented in millions of audio-video products globally. Valens technology for Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that support Advanced Driver-Assistance Systems (“
ADAS
”), Automated Driving Systems (“
ADS
”), infotainment, telecommunications and basic connectivity. Valens’ underlying technology has been selected in 2020 by the MIPI Alliance as the basis for the new standard for high-speed automotive video connectivity. In 2021, the IEEE standards association adopted
A-PHY
in full as one of its own standards and Valens was the
first-in-industry
to ship engineering samples of its VA7000 chipset, compliant with the MIPI
A-PHY
Standard, to leading Automotive OEMs and Tier 1s.
Audio-Video
Valens set the standard for long-range connectivity in the audio-video market. The company’s HDBaseT technology, supports the digitization of wired connectivity and is used by key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Harman, LG Electronics, Logitech, NEC, Panasonic, Samsung, Siemens, Sony, and many more. These companies have created thousands of electronic devices that embed Valens’ HDBaseT technology as part of their connectivity solution, in millions of products globally.
HDBaseT enables the simultaneous delivery of ultra-high-definition digital video and audio, Ethernet, USB, control signals, and power, all through a single low cost, long-reach cable. HDBaseT technology is a hardware-based solution, with no high-level software dependency, enabling true plug-and-play
digital connectivity between
ultra-HD
video sources and remote displays, such as high-resolution projectors and displays.

As the market leader in long-range connectivity in audio-video, we believe we are well positioned to capitalize on the market’s growth, which has accelerated recently following the outbreak of
COVID-19.
When work from home (“WFH”) became the new normal, demand for video conferencing surged, leading to a significant uptick in demand for HDBaseT solutions. As the world has adapted to the hybrid “new normal” that comprises both WFH and work from the office, we expect demand for Valens solutions to continue to grow. This view is based on an increasing need for huddle rooms (which are small and private meeting areas, typically equipped with audio and video conferencing equipment), hybrid education, remote healthcare, industrial and more. Valens’ audio-video solutions can be deployed wherever long distance high-definition video systems are required, for time sensitive applications that require zero latency (a few micro-seconds of latency are commonly perceived in the industry as
“zero-latency”),
with applications spanning the medical, education and industrial sectors.
Automotive
Valens leveraged its strategy to gain a significant first mover advantage, by setting the standard also in the much larger automotive market. The MIPI Alliance—the standardization body controlling important connectivity streams widely used by carmakers around the world – announced in September 2020, a new standard governing automotive connectivity, called MIPI
A-PHY
SM
, which is fundamentally based on Valens technology, and is already gaining momentum within the automotive industry. In 2021, the IEEE Standards Association has signed an agreement to facilitate the adoption of
A-PHY
as an IEEE standard, and leading System on Chip (SoC), camera sensor and cable vendors such as LG Innotek, Mobileye, Sony, Sumitomo Electric and Sunny Optical Technology, have stated that they will integrate
A-PHY
into their products going forward. Companies that participated in the development of MIPI
A-PHY
standard include Robert Bosch GmbH, Intel, ON Semiconductor, Qualcomm, ST Microelectronics, MediaTek, Synopsys, Toshiba and others.
Valens provides one of the safest, most resilient, ultra-high-speed in-vehicle
connectivity solutions, all transmitted through standard, simple, low-cost,
low-weight
wires and connectors, enabling advanced electronics architecture in cars. Valens’ superior physical layer (
“PHY
”) technology enables powerful bandwidth over long-reach and low-cost
infrastructure, while maintaining error-free links (MIPI
A-PHY
targets worst case Packet Error Rate (“PER”) of
1E-19
(10
-19
) which translates to mean-time between packet errors of ~80,000 years for a 16Gbps link) and enhanced electromagnetic compatibility (“
EMC
”) performance, hence providing the safety and resilience required to handle the harsh automotive environment.
The Valens solution is scalable, allowing it to support the evolution of car architecture and the growing need for in-vehicle
high-speed connectivity. Valens chipsets address the needs of the increasingly interconnected vehicle computer systems, such as ADAS, ADS, infotainment and telecommunications.
Demand for a global standard for ultra-high-speed
in-vehicle
connectivity is accelerating. As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LIDARs, radars, and other sensors for safety applications, the amount of data being generated within the car is rising exponentially. This requires a reliable, high-speed connectivity solution. Valens chipsets will allow OEMs to transmit data at multi-gigabit bandwidth over error-free links with near zero latency, all with the estimated lowest total system cost. Our technology connects mission- critical safety sensors and monitors to effectively transform vehicles into “data centers on wheels” and to uphold high levels of passenger safety.
Valens has made significant inroads in the automotive market. Its high-speed symmetric connectivity solution is the only multi-gigabit connectivity solution over Unshielded Twisted Pair (“UTP”) wiring that is currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telecommunications systems. Valens partnered with Daimler to power newer-model
Mercedes-Benz’s
infotainment systems, and both companies are planning on taking advantage of the joint collaboration to empower future cars with unique connectivity solutions.
Furthermore, since the end of 2020, Valens has been working with Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems, to enhance tractor-trailer safety, through advanced connectivity and vision solutions. Trucks on the road today experience visibility limitations, due, in part, to the inability for existing connectivity technologies to support the level of data transfer needed to appropriately address challenges within the truck and the required length of the link between the tractor and the trailer. The joint solution will transform the commercial vehicle safety environment and reduce operating costs for the fleets.

Our Technology
Our technology is not only market-leading, but it has also been adopted and integrated into several industry standards. Our chipsets are helping to advance innovation in the audio-video and automotive industries.
Valens invented the HDBaseT connectivity technology and
co-founded
the HDBaseT Alliance, together with LG, Samsung, and Sony Pictures, as a standards association promoting HDBaseT technology. HDBaseT provides the most optimized solution for a myriad of verticals and applications, addressing the market connectivity needs for long distance transmission, convergence, low-cost
and simplicity. HDBaseT is the global standard for the convergence and distribution of ultra-high-definition video & audio, Ethernet, control signals, USB and up to 100W of power over a single, low cost commonly used cable for up to 328 feet/100 meter. HDBaseT eliminates cable clutter without compromising performance or high quality. The alliance now includes about 200 members that are developing HDBaseT enabled products.
Valens technology was specifically designed to distribute high-speed video and data in challenging EMC environments. With the formation of the Automotive business unit, the technology was adapted to address the needs of the automotive market and was subsequently selected as the baseline of the MIPI Alliance’s most recent standard for high-speed video connectivity in cars. Our superior connectivity mechanisms ensure connectivity resilience with
“on-line”
error correction, adaptive modulation, and real-time noise cancelers. Valens’ highly efficient hardware-based solution is optimized for asymmetric links, with no software stack, leading to a simplified architecture, which in turn guarantees reduction in wire harness complexity. The data transmission is done without any compression at zero latency, for very long distances while providing diagnostic capabilities on the link’s quality. These are all the foundations of the coming “software defined vehicle” architectures requiring powerful sensor data aggregation and software/data separation.
Valens’ Connectivity Solution

We believe the following attributes collectively differentiate our technology:

•	Validated as baseline for different connectivity standards, primarily the MIPI A-PHY standard due to the technology’s superior performance.

•	Multi-gigabit bandwidth with zero-latency and error-free links.

•	Years ahead of competitors from a technical perspective.
Given the business opportunities we have identified in both the audio-video and automotive markets, we expect to invest further in research and development of new products to ensure that we maximize our considerable market opportunity.

Our Strengths
The semiconductor market is highly competitive. As a leader in advanced semiconductor products, we believe that by effectively navigating technology transitions, maintaining close customer relationships and anticipating market trends in our customers’ end markets, we have established a leadership position in the audio- video market and are gaining share in the automotive space.
We believe that our competitive advantages are based on the following key strengths:

•
Significant first-mover advantage, setting the industry standard in the two large and growing markets—audio-video and automotive.
We set the standard for long-range connectivity in the audio-video market with our HDBaseT technology and intend to repeat this success in the even larger automotive industry with our
A-PHY
compliant chipsets. Our solution utilizes the technology that underpins the MIPI
A-PHY
standard for
in-car
video connectivity, which has also been adopted by the IEEE standard association extending our potential market reach. In December 2021, we were the first to ship MIPI
A-PHY
standard chipsets to leading automotive OEMs and Tier 1s.

•
Established technological leadership, strong intellectual property, and system-level expertise.
We believe our technology leadership is based on our strong intellectual property portfolio. Our core competence is in our superior physical (PHY) layer that enables us to provide the most optimized connectivity solution for any application at any speed. Additionally, we believe our integration capabilities coupled with our system-level knowledge, resulting from close customer collaboration, enables us to understand our customers’ specific system requirements and more quickly and effectively develop advanced solutions to meet their long-term needs.

•
Leading market position in audio-video connectivity.
We currently serve the major players in the audio-video connectivity space. These companies drive the market trends and we are there to support them in leading the change.
COVID-19
has created new trends, which we believe are here to stay. It has increased society’s reliance on audio- video connectivity through remote work, education and healthcare. We believe that our leading market position strengthens our ability to continue serving this core market and capitalize on growing demand for connectivity solutions, also in adjacent markets that have risen, such as industrial and transportation, and that will emerge in the future.

•
Our ability to leverage technologies and products from the two business units.
Re-purposing
of automotive solutions in the audio-video markets.
We are seeing a growing demand from our
non-automotive
customers for the advanced connectivity products that we designed for automotive applications, allowing us to rapidly expand into new lucrative verticals (such as industrial, enterprise, medical, smart city and smart home), that require high-bandwidth, and zero latency connectivity. We are doing so with minimal R&D investment, by re-purposing
our existing automotive and audio-video products to new applications. This expands our offering to an even wider range of customers and applications, and thereby accelerates the return on our development investment. Our ability to leverage technologies and products from the two business units will accelerate our expansion efficiently.

•
Strong relationships with leading automotive OEMs and Tier 1 suppliers.
We currently supply components in mass volume to Daimler, a leading automotive OEM, which embeds our chipsets in multiple platforms across
Mercedes-Benz
cars, through various Tier 1 suppliers such as Bosch, Continental, Harman, and Molex, and we continue to strengthen these relationships. As ADAS and ADS systems become mainstream, we believe that our strong connections in the automotive space will enable us to achieve success and grow our automotive business. We have also partnered with Stoneridge, a leading truck technology manufacturer to solve a tractor trailer connectivity challenge.

•
Proven management team:
We have a strong track record of execution and an experienced management team. Our executive management team’s experience in effectively guiding companies through various industry cycles and technology transitions provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty.

Our Growth Opportunities/Strategies
We intend to grow our business through the following key areas:

•
Expand our addressable market, in large, growing, and disruptive industries, by introducing our technology, creating and becoming the de facto choice of the new industry standards, thereby attracting dominant industry players, to establish a broad echo system and ultimately increase the overall addressable market.

Audio-Video:

•
Valens’ HDBaseT technology is a leading standard for long-reach, high performance connectivity. The HDBaseT Alliance now boasts approximately 200 member companies promoting the use of this technology in the audio-video market. Valens helps the HDBaseT Alliance to strengthen its relationships with end customers, safeguard the quality of HDBaseT-enabled products, and educate the market on the technology by generating continuous awareness and demand for these products. HDBaseT provides the most optimized solution for a myriad of verticals and applications, addressing the needs of the audio-video market, including long distance transmission, convergence, low-cost
and simplicity.

•
Expand into other audio-video adjacent markets. We intend to continue expanding our offerings in audio-video adjacent markets including the industrial (camera sensors and computer vision systems), remote healthcare (medical imaging, diagnostic and surgical equipment, operating room video) and transportation spaces. We believe that as the need for higher connectivity bandwidth and lower cost alternatives for these applications increases, there will be significant opportunity to expand our business and customer base.

Automotive:

•
The MIPI
A-PHY
standard, announced in September 2020, was developed to address a need for higher bandwidth and performance requirements. Existing analog-based technologies can no longer meet these requirements as they lack digital signal processing (DSP) capabilities, are not scalable, and are incapable of increasing speed over longer cables. The MIPI
A-PHY
standard is optimized for the implementation of
in-vehicle
connectivity for high bandwidth applications. The specification reduces wiring cost and weight, as high-speed data, control data, and power all share the same physical wiring. This enables designers to optimize systems for performance, cost, and complexity required by their use cases and provides scalability and flexibility to meet a broad range of speed and design needs. The MIPI
A-PHY
standard serves as the foundation of “software defined vehicle” architectures and systems designed to decouple software stacks form the hardware infrastructure and simplify the integration of various sensors and displays, while also incorporating functional safety and security.

•
The new MIPI
A-PHY
standard was developed by the MIPI
A-PHY
Working Group; Valens was a key contributor to the definition of this standard, which is largely based upon Valens technology. We believe that the adoption of this connectivity standard by OEMs and Tier 1s, as well as other automotive technology suppliers will position
A-PHY-based
solutions as the leading high-speed connectivity solution in cars. Adoption of
A-PHY
will be driven in part by the fact that available legacy solutions for in-vehicle
video connectivity are proprietary, while the market is looking to deploy standard-based products.

•
Valens’ second automotive generation, the VA7000 product family, is the first on the market to comply with the recent MIPI
A-PHY
standard, positioning us to capture automotive opportunities for ADAS, ADS and other surround-sensor applications, including cameras, RADARs, and LIDARs. The VA7000 product family is a hardware-based solution, optimized for asymmetric links with no software stack. It guarantees a high-performing, simplified architecture, leading to a reduction in wire harness complexity and lower total system costs. The current VA7000 family has been designed to support a wide range of bandwidth levels as defined in the MIPI
A-PHY
standard.

General:

•
Grow our audio-video and automotive market offerings.
In the audio-video market, we are continuously increasing the silicon integration of key features required to simplify the total solution we offer. Valens intends to support higher video resolutions (e.g. 8K) and develop extension products for advanced USB generations (USB 3.2), advanced network topologies and a variety of new interfaces in our next generation products. In automotive, we intend to continue to provide solutions as the market undergoes powerful structural change in favor of greater electronic and data-processing capabilities, particularly in the application of our products to ADAS and ADS systems. We believe our focus on meeting or exceeding industry standards as the baseline for product development increases our opportunity in the automotive market as customers look for trusted suppliers to deliver standard- backed, highly reliable, safety-focused solutions for this rapidly growing market. We intend to introduce complimentary products to support end-to-end
connectivity solutions for all high-speed connectivity applications required in the car. In the audio-video market, we see the need for more feature integration as well as increased video resolution, to support the growing demands of next generation products.

•
Continue to improve our gross margins through product innovation and cost optimization.
We strive to improve our profitability by rapidly introducing new products with value-added features (e.g. the Valens Stello
™
(VS3000), that captures more of the customers’ products “silicon budget” by higher level of features integration within our product, and reducing our manufacturing costs through our asset-light manufacturing model. We will continue to improve our product mix by developing new products for growth markets where we believe we can generate higher ASPs and/or gross margins. We believe we can reduce our manufacturing costs by leveraging the advanced manufacturing capabilities of our strategic supply chain suppliers, implementing more cost- effective packaging technologies, and leveraging both internal and external assembly and test capacity to lower our operating costs, enhance reliability of supply, and support our continued growth.

•
Expand our global presence.
We sell our products globally, both directly and through a wide range of local distributors. We intend to continue strengthening our relationships with our existing customers and distributors, while also enabling our channel partners to support demand creation and fulfillment for smaller customers. We believe we can efficiently scale our business to accelerate growth by enabling our channels to become an extension of our demand generation and customer support efforts. Our operations are global and we intend to continue expanding our presence worldwide to serve the needs of customers in additional geographies. We are currently investing in select regions in North America, Europe and multiple countries in the APAC region.

Company Products
Our product portfolio includes over 20 products across a range of high-performance semiconductors and other components that are in turn integrated in a range of technological applications, including:

Audio-Video	Automotive

CHIPSETS
•
VS100
™
family
 – Valens’ first chipsets, which revolutionized the audio-video market by enabling transmission of uncompressed ultra-high-definition video, audio, control and power, with near-zero latency, over a single LAN cable, according to the HDBaseT Alliance’s Spec 1.0.

•
VS2000
™
family (Colligo
™
)
 - Second generation of HDBaseT chipsets (Spec 2.0), supporting the transmission of ultra-HD video &
audio, Ethernet, controls, USB 2.0, and power, over either a LAN cable or fiber cable, with near-zero latency. The family enables point-to-point, daisy-chaining,
and multi-streaming.

•
VS3000
™
family (Stello
™
)
 - The first and only ASIC in the industry that enables the long-distance transmission of uncompressed 4K@60Hz 4:4:4. It enables transmission of

•
VA6000
™
 family
 – Valens’ first generation of chipsets for Automotive. The highest bandwidth long-reach symmetric solution deployed in vehicles today, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. The chipsets are designed to deliver resilient, multi-gig, long-distance
connectivity over the simplest wiring and connector infrastructure. During December 2021, we taped out VA6003, a derivative product of the VA6000, which brings significant power reduction, with a very efficient cost performance. It is designed to fit advanced infotainment use-cases
and next generation of telecommunication units and smart antennas, requiring low power and resilient connectivity.

HDMI 2.0 (18Gbps) including HDCP, based on Spec 3.0 of HDBaseT technology, convergence of audio & video, 1Gbps Ethernet, USB 2.0, controls and power, with near-zero latency, over a category cable (e.g. Cat 6A).

•
VA6000
™
family
 - Small-form factor chipset; a cost-effective and flexible solution that enables the convergence of multiple interfaces, including audio (I
2
S, S/PDIF), Ethernet, USB 2.0 and controls with near-zero latency, over a single unshielded twisted pair cable.

VA7000
™
family
– Second generation of Valens’ automotive chipsets, which supports connectivity of
CSI-2-based
cameras, RADARs, LIDARs, and other sensors, with link speeds of up to 8Gbps. Operates over standard, cost-effective, in-vehicle
wires for up to 15 meters (50 feet), with 4 inline connectors. First product on the market that complies with the new MIPI
A-PHY
standard, and first to support
multi-gig
connectivity over
low-
cost unshielded cables and connectors.

	Audio-Video	Automotive
APPLICATIONS	• Signage – distribution from content source to large high- resolution displays, projectors, video walls. • Collaboration hubs and cameras used in video conferencing systems.	• AD & ADAS systems (e.g. RADARs, LIDARs, Cameras, Sensor hubs, zonal controllers, Driver monitoring systems, etc.). • Body & chassis, door, truck and trailer connectivity.

	Audio-Video	Automotive
USE CASES
•  Distribution—video and audio distribution products such as matrixes, switches, extenders used in Enterprise, Government, and Education, etc. applications.

•  Remote healthcare, including high resolution medical imaging and video distribution of medical equipment to large displays.

•  Transportation—Infotainment displays in mass transportation like train and bus platforms as well as inside the train/bus.

•  Education – typically distribution of teacher laptop to projector; can also include USB extension for web camera, portable storage, etc.

•  Remote operation, such as KVM (Keyboard, Video, Mouse) extension; very popular in data centers, and industrial machinery operations, enabling a remote operator to a control PC/machine.
• Infotainment: display and multimedia box, digital cockpit controllers. • ECU to ECU connectivity. • Internal cameras.
Our Platform for Digital Properties
We primarily manufacture our products through contract manufacturers in Taiwan and Europe. As of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at TSMC, the largest foundry in the world. The wafers are then transferred to the assembly house where they are processed and many chips are manufactured from each wafer. These chips are then packaged and transferred for final testing. This is the phase where all chips are tested in accordance with specially designed programs developed specifically for each product family. Along the product life cycle, we continuously invest in the improvement of testing in order to enhance manufacturing yield and reduce chip costs.

Despite the current global shortage in the semiconductor products, derived mainly from macro trends such as strong demand for 5G and high-performance computing, as well as the
COVID-19
pandemic, we have succeeded in managing our inventory and have not had delays in fulfilling our obligations to customers. We have managed to do this utilizing two main strategies:

•
Risk Averse and accurate planning
– Even before the shortage, Valens took a conservative approach to inventory management. The trigger for the purchase of inventory for Valens has not exclusively been based on customer purchase orders, but rather on a combination of our assessments of demand based on purchase orders and forecasts of demand from our sales teams.

•
Capturing capacity allocation from the supply chain vendors
– Amid the shortage, we have made necessary adjustments to our supply and demand planning, with the goal of capturing capacity allocation within the supply chain vendors. In order to do so, during 2021, we have placed longer- term purchase orders for raw materials and manufacturing services, even into 2022. We believe that the inventory levels incurred as of the end of 2021 will be consumed during 2022.

Although the global silicon shortage has affected every company in the semiconductor industry, Valens is well positioned to emerge from this situation stronger without any material adverse business impact and a satisfied customer base.
Sales, Marketing and Customer Support
We sell our products worldwide through multiple sales channels, including through our direct sales force and through distributors and independent sales representatives, which resell our products to numerous end customers. Approximately 54% and 50% of our net sales in fiscal years 2021 and 2020, respectively, were made to distributors.
Our direct sales force and applications engineers provide our customers with specialized technical support. We believe that maintaining a close relationship with our customers and serving their specific technical needs improves their level of satisfaction and enables us to anticipate and influence their future product needs. We provide ongoing technical training to our distributor and sales representatives to keep them informed of our existing and new products.
We maintain an internal marketing organization, which is responsible for increasing our brand awareness and promoting our products to prospective customers and partners. This includes the creative management of our website, market research and analytics, and development of demand generation strategies and materials such as product announcements, press releases, brochures, training and videos, as well as securing thought leadership through published technical and trend articles and advertisements, and active engagement in key industry events.
Customers
Our installed customer base consists of major technology firms in the audio-video space and Tier 1 part suppliers in the automotive industry. In the audio-video vertical, we have served the leading manufacturers of video distribution equipment, displays, projectors, industrial equipment, and healthcare equipment for many years. We have a wide distribution of our revenues across our more than 100 customers. In 2021 and 2020, our three largest customers, in each year, collectively represented approximately 30% and 39%of our total revenue, respectively.
In the automotive space, while we promote our products to the OEMs who are in most cases the final decision makers on the technology that will be deployed in their cars, as well as to Tier 2 automotive suppliers, actual sales are made to Tier 1s. Our contracts are typically based on short-term purchase orders.
Competition
The semiconductor industry is highly competitive and is characterized by constant and rapid technological change. Our ability to compete in this industry depends on many factors, including our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner.

Intellectual Property
We consider the strength of our intellectual property portfolio to be our most significant competitive advantage. The protection of our technology, intellectual property and proprietary rights is therefore an important aspect of our business. We rely on a combination of patent, trade secret, trademark and copyright laws, confidentiality agreements, and technical measures to establish, maintain and protect our intellectual property rights and technology. We currently have 117 patents issued, and 9 patent applications pending. Our patents are in a wide variety of areas relevant to our products, specifically covering our innovation in the areas of convergence of multiple-data types/multi-stream over the same wires and robust operation under severe electromagnetic interference.
Our
in-house
know-how
is an important element of our intellectual property. The development of technological solutions requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform would be difficult. The risk of a competitor effectively replicating the functionality of our platform is further mitigated by the fact that our service product offerings do not include exposure of source code, as our solution is based on hardware (integrated circuits) and software that is delivered as binary code.
We cannot guarantee that any of our pending patent or trademark applications will be granted, that our current or subsequently issued patents or trademarks will be effective to protect our intellectual property rights, that any of our pending patent applications will result in issued patents, that any of our intellectual property rights will provide us with any meaningful competitive advantages, or that others will not infringe, misappropriate or violate our intellectual property rights. In addition, while there is no active litigation involving any of our patents or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future.
Regulation
Our operations are subject to various environmental, labor, health, safety and other laws and regulations in Israel, the United States and other jurisdictions in which we operate. We are also required to obtain authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions in which we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies for joint and several costs associated with investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated, even if we fully comply with applicable environmental laws and regulations. We are also subject to various federal, state, local, international and
non-U.S.
laws and regulations relating to occupational health and safety. Any failure on our part to comply with these laws and regulations may subject us to significant fines or other civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business.
As part of our business development, we also collect information about individuals, also referred to as personal information, and other potentially sensitive and/or regulated data from our customers. Laws and regulations in Israel, the United States and around the world restrict how personal information is collected, stored, used, disclosed, and otherwise processed, as well as, among other things, set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.
For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, or the FTC, have adopted, or are considering adopting, laws and regulations concerning privacy, data protection and information security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information (including device identifiers, IP addresses, cookies and geo-location),
came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out
of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Additionally, voters approved a new privacy law, the California Privacy Rights Act, or the CPRA, in the November 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. Virginia and Colorado have also recently adopted comprehensive data privacy laws similar to the CCPA, which will go into effect in January and July of 2023, respectively. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted. Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. The withdrawal of the United Kingdom from the European Union also has created uncertainty with regard to the regulation of data protection in the United Kingdom. Since January 1 2021, when the transitional period following Brexit expired, we have been required to comply with the GDPR as well as the UK GDPR (combining the GDPR and the UK’s Data Protection Act of 2018), which exposes us to two parallel regimes, each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways).
In addition, in Israel, the Privacy Protection Law, 5741-1981 (“PPL”), and the regulations enacted thereunder, including the Privacy Protection Regulations (Data Security), 5777 2017 (“Data Security Regulations”), as well as guidelines issued by the Israeli Privacy Protection Authority, and Amendment No. 40 to the Communications Law (Telecommunications and Broadcasting), 5742-1982, impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.
Current pending legislation may result in a change of the current enforcement measures and sanctions and may also require us to modify the manner personal data is collected, processed and maintained by us. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Restrictions on the collection, use, sharing, disclosure or other processing of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny. See “
Risk Factors—Risks Related to Laws and Regulation.
”
Human Capital
As of December 31, 2021, we had 263 full-time employees, primarily based in Israel. Our research and development team draws from a broad spectrum of backgrounds and experiences, across technology, with strong engineering, analog mix signal, DSP, VLSI and software capabilities. We foster an entrepreneurial culture so that we may remain focused and innovative over time, as we strive to serve our customers with openness, transparency and humility.
Facilities
Our principal executive office is located in Hod Hasharon, Israel. In addition to our Israeli headquarters, we have offices in the northern part of Israel, in the United States, Asia and Europe. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.
Legal Proceedings
From time to time, we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

C.	ORGANIZATIONAL STRUCTURE
The Company has subsidiaries in the United States, China, Germany and Japan, which are listed below as of December 31, 2021 (all subsidiaries are 100% owned by Valens Semiconductor Ltd.)

Name of Subsidiary	Jurisdiction of Organization
Valens Semiconductor Inc. Valens Merger Sub Inc.	U.S. (Delaware) U.S. (Delaware)

Valens Trading (Shanghai) Co. Ltd.	China
Valens Semiconductor GmbH	Germany
Valens Japan Ltd.	Japan

D.	PROPERTY, PLANTS AND EQUIPMENT
Our corporate headquarters is located in Hod Hasharon, Israel, where we occupy an office space totaling approximately 59,201 square feet (5,500 square meter), under a lease agreement that expires in February 2023, with an option to extend the lease until February 2025.
In addition, we have offices in:

1.	Texas, USA, where we occupy an office space totaling approximately 1,516 square feet, under a lease agreement that expires in December 2024.

2.	Tokyo, Japan, where we occupy an office space totaling approximately 280 square feet, under a lease agreement that expires in November 2023.

3.	Shenzhen, China, where we occupy an office space totaling approximately 2,152 square feet, under a lease agreement that expires in October 2022.
As we work in a fabless model, i.e., all production is made by third-party contractors, our offices outside of Israel support functions across sales and marketing, services, research and development, operations and administration.

E.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS
This operating and financial review should be read together with the section captioned “Part I, Item 4, Information on the Company—B. Business Overview” and our consolidated financial statements and the related notes to those statements prepared in accordance with U.S. GAAP and included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Part I, Item 3.D. Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements and Risk Factor Summary” in this Annual Report.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(3) on October 27, 2021 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Overview
Valens Semiconductor is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data distribution for the professional audio-video and automotive industries. Valens’ Emmy
®
award-winning HDBaseT technology is the leading standard in the professional audio-video market, with tens of millions of Valens chipsets integrated into thousands of HDBaseT-enabled products. Valens technology for Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that support Advanced Assistance-Driver Systems (ADAS) Automated Driving Systems (ADS), infotainment, telecommunications, and basic connectivity. Valens’ underlying technology has been selected by the MIPI Alliance as the basis for the new standard for high-speed automotive video connectivity.
Audio-Video
Valens set the standard for long-range connectivity in the audio-video market. The company’s HDBaseT technology supports the digitization of wired connectivity and key leading audio-video product manufacturers, including Crestron, EPSON, Extron, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more. These companies have created thousands of electronic devices that embed Valens’ HDBaseT technology as part of their connectivity solution, empowering millions of products.
HDBaseT enables the simultaneous delivery of ultra-high-definition digital video and audio, Ethernet, USB, control signals, and power, all through a single low cost, long-reach cable of up to 100 meters (328 feet). HDBaseT technology is a hardware-based solution, with no high-level software dependency, enabling true plug-and-play
digital connectivity between
ultra-HD
video sources and remote displays, such as high-resolution projectors and displays.
As the market leader in long-range connectivity in audio-video, we believe we are well positioned to capitalize on the market’s growth, which accelerated following the breakout of
COVID-19.
Work from Home (“WFH”) became the new normal, and demand for video conferencing surged, leading to a significant uptick in demand for HDBaseT solutions. As the world adapts to the hybrid new normal, that comprises both offsite/remote and onsite presence, the demand for solutions such as huddle rooms, hybrid education and remote healthcare increases, and we expect the demand for our audio-video solutions to continue to grow significantly. Valens’ audio-video solutions can be deployed wherever long-distance high-definition video systems are required, for time-sensitive applications that require zero latency ( a few micro-seconds of latency are commonly perceived in the industry as zero-latency),
with applications spanning the medical, education, transportation, and industrial sectors.
Automotive
After setting the standard in the audio-video market, Valens did the same in the much larger automotive market, providing it a first mover advantage. The MIPI Alliance – the standardization body controlling vital connectivity streams, widely used by car makers around the world, announced in September 2020 a new standard governing automotive connectivity, called MIPI
A-PHY,
which is fundamentally based on Valens technology.
MIPI
A-PHY
is already gaining momentum within the automotive industry. In 2021, the IEEE Standards Association has adopted
A-PHY
as an IEEE standard, and leading System on Chip (SoC) and camera sensor vendors such as Mobileye, LG Innotek, Sony, Sunny Optical have stated that they will integrate
A-PHY
into their products going forward. Companies that participated in the development of MIPI
A-PHY
standard include Bosch, Intel, ON Semiconductor, Qualcomm, ST and Toshiba.

Valens is the
first-in-industry
to ship engineering samples of MIPI
A-PHY
compliant chipsets. As of December 2021, Valens has started to ship samples of its VA7000 product family to select customers and partners, and in January 2022, has announced that it is shipping engineering samples of the VA7000 chipset family to more than 25 automotive customers and partners, including four leading automotive original equipment manufacturers (OEMs) and more than 10
Tier-1
prospective customers, for evaluation and integration into their platforms. Valens provides one of the safest, most resilient, ultra-high-speed in-vehicle
connectivity solutions, all transmitted through standard, simple, low-cost,
low-weight
wires and connectors, enabling advanced electronics architecture in cars. Valens’ superior physical layer (“PHY”) technology enables powerful bandwidth over long-reach and low-cost
infrastructure, while maintaining error-free links (MIPI
A-PHY
targets worst case Packet Error Rate (“PER”) of
1E-19
(10-19)
which translates to mean-time between packet errors of ~80,000 years for a 16Gbps link) and enhanced electromagnetic compatibility (“EMC”) performance, hence providing the safety and resilience required to handle the harsh automotive environment.
The Valens solution is scalable, allowing it to support the evolution of car architecture and the growing need for in-vehicle
high-speed connectivity. Valens chipsets address the needs of the increasingly interconnected vehicle computer systems, such as ADAS, ADS, infotainment, and telecommunications and enables the software-defined vehicles of the future, in which the quantity and value of software and electronic hardware exceeds that of the mechanical hardware.
The demand for a global standard for ultra-high-speed
in-vehicle
connectivity is accelerating. As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LIDARs, and other sensors for safety applications, the amount of data being generated within the car is rising exponentially. This requires a reliable, high-speed connectivity solution. Valens chipsets will allow OEMs to transmit data at multi-gigabit bandwidth over error-free links with near zero latency, all with the estimated lowest total system cost. Our technology connects mission critical safety sensors and monitors, to effectively transform vehicles into “data centers on wheels” and to uphold high levels of passenger safety.
Valens has made significant inroads in the automotive market. Its high-speed symmetric connectivity solution is the only multi-gigabit connectivity solution over Unshielded Twisted Pair (“UTP”) wiring that is currently deployed in vehicle, supporting the aggregation of multiple interfaces for feature-rich infotainment and telecommunications systems. Valens partnered with Daimler to power newer-model
Mercedes-Benz’s
infotainment systems, and both companies are planning on taking advantage of their collaboration to empower future cars with unique connectivity solutions.
Business Combination Agreement
On May 25, 2021, we and one of our subsidiaries entered the Business Combination Agreement. Under this Business Combination Agreement, our subsidiary merged with and into PTK, with PTK continuing as the surviving company and becoming our direct, wholly owned subsidiary. The Business Combination Agreement and the related transactions were unanimously approved by both our board of directors and the Board of PTK. The Business Combination closed on September 29, 2021, after receipt of the required approval by our shareholders and PTK’s shareholders and the fulfillment of certain other conditions. In connection with the Business Combination Agreement, we also issued 12,500,000 ordinary shares to certain qualified institutional buyers and accredited investors that agreed to purchase such shares for aggregate consideration of $125.0 million.
Key Factors and Trends Affecting our Performance
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled
“Risk Factors.”

Design Wins with New and Existing Customers
Valens’ technology is a key enabling technology for both automotive OEMs and for audio-video applications. Since our solutions are sold as part of a broader platform developed by the OEMs and system vendors, it is critical that we achieve a deep level of cooperation, partnership and joint planning by technical and strategic teams to win designs with these customers. Our audio-video and automotive customers are continuously developing new products in existing and new application areas, and we work closely with them to understand their product roadmaps and strategies. The time required to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in the audio-video market. For new products, the time from design initiation and manufacturing until we generate revenue can be lengthy, typically within three years in the audio-video market and up to five years in the automotive space. As a result, our future revenue is highly dependent on our continued investment in new products and our success at winning design awards from our customers. We consider design wins to be critical to our future success and anticipate being increasingly dependent on revenue from newer design wins for our newer products. The selection process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win with no assurance that our solutions will be selected. As a result, the loss of any key design win or any significant delay in the ramp-up
of volume production of the customer’s products into which our product is embedded could adversely affect our business. In addition, volume production is contingent upon the successful market introduction and acceptance of our customer’s end products, which may be affected by several factors beyond our control.
In the audio-video space, Valens continues to gain new design wins with both its legacy products (VS1xx and VS2xxx) that are matured products, and as of 2021, Valens is focused on achieving design wins for its newest, third generation, product the VS3000 (aka “Stello
™
”). The VS3000 is one of the most advanced, highly integrated chipsets for high bandwidth (e.g., uncompressed HDMI2.0) long-range connectivity solutions in the market. Clear evidence of the uniqueness and value of the VS3000 is the traction we are experiencing in the market. Within the first twelve months of its introduction, over 30 companies have already engaged in the design of new products based on this chip and we expect more than 100 new products to embed this chipset in 2022, with sales to ramp up gradually. The VS3000’s versatility will enable our customers to innovate and build differentiated products across a number of industries, including the growing video conferencing, digital signage, education, medical imaging and industrial verticals.
In the automotive space, Valens has a design win with Daimler for the connectivity of certain infotainment systems. Starting in September 2020, our products have been deployed in mass production with select Daimler car models, and we expect our solution to be added to most of its car models in the coming years. While Daimler selected our technology for use in its cars, Valens sells its products to certain Tier 1 suppliers that serve Daimler for this project. This design win was followed by another contract that was signed at the end of 2020 with Stoneridge Inc., a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems for the trucking industry. The target application in this engagement between Valens and Stoneridge is a connectivity solution related to vision and safety systems in tractor trailers to address safety-critical issues in the trucking industry by connecting a camera from the rear of the trailer to a display unit in the driver’s cab over existing and new cable infrastructure. This solution solves a critical safety hazard for the truck industry related to visibility limitations, due in part to the inability for existing connectivity technologies to support the level of data transfer needed to appropriately address challenges within the truck and the required length of the link between the tractor and the trailer. We believe that initial revenues from this contract will begin in 2022 and will increase in 2023 and onwards.
With respect to future business opportunities, Valens is mainly focused on achieving design wins for its new VA7000 chipset family and was first in the market to ship engineering samples of MIPI
A-PHY
standard chipsets to leading automotive OEMs and Tier 1s. MIPI
A-PHY
was developed to address the need for higher bandwidth and performance requirements that existing analog-based technologies can no longer meet as they lack digital signal processing (DSP) capabilities with no scalability to increase speed over longer cables. In addition to automotive uses, the VA7000 chipset family is well suited for applications in markets served by the Audio-Video business unit such as medical, industrial and Internet of Things (“IoT”).

Continuing to Acquire New Customers
Our operating results and growth opportunity depend, in part, on our ability to attract new customers. We currently have over 100 paying customers, and we continue to focus our efforts on growing the number of customers that use our products.
In the audio-video and automotive markets, we continuously seek to better connectivity solutions at higher speeds, low to zero latency and lower costs, as we expect an increased demand for our semiconductor products. We believe this creates significant opportunities among addressable customers worldwide due to several market drivers, as detailed below.
In the automotive business, the use of an increasing number of sensors, cameras and displays in the vehicle in conjunction with the shift towards the software-defined vehicles, is driving the unprecedented demand for high-speed connectivity and data processing capabilities. The amount of data distributed and processed throughout the vehicle has resulted in enormous bandwidth requirements. This bandwidth is expected to continue to grow exponentially in the coming years, to the extent that cars continue to evolve as a “data center on wheels”. In light of the fact that more ADAS systems are being deployed in cars, together with an increasing volume of electronic hardware components to support the software-defined vehicles, and as this trend continues to accelerate, with the eventual goal of reaching the “holy grail” of autonomous driving, high-speed and error-free links with zero latency will be of the utmost importance. The need for even greater passenger safety remains a top priority for OEMs. This is driving the trend for integrating more ADAS systems in each vehicle, increasing the number and different types of sensors (cameras, radars and LIDARs), high resolution displays and other high-speed connections, all of which are required to ensure safety in cars and ultimately, in the autonomous cars. Valens is completely agnostic as to the types of sensors being deployed in cars, since they all require long-reach high-speed connectivity and, more importantly, zero latency in order to detect and act upon safety events within microseconds.
In the audio-video business,
COVID-19
has created business opportunities for Valens. With the growing need for social distancing, video conferencing has become the new normal in many different aspects of our lives and does no longer seem to be a passing trend, but rather a new reality that is expected to stay. Video conferencing is now prevalent in enterprise, education, medical markets, and industrial applications. Valens’ Audio-Video chipsets, support zero-latency
extension of audio and video, as well as USB, power and control signals embedded in products, all require an enhanced and seamless user experience and are key contributors to the hybrid market environment.
Customer Demand, Orders and Forecasts
Demand for our products is highly dependent on market conditions in the end markets in which our customers operate, including the audio-video and automotive markets, which are subject to competitive conditions. In addition, a substantial portion of our total net sales is derived from sales to customers that purchase large volumes of our products. These customers generally provide decent visibility, by providing periodic forecasts of their requirements, but these forecasts are non-binding,
and customers can revise these forecasts without penalty. In addition, changes in forecasts or the timing of orders from customers exposes us to the risks of shortages or excess inventory.
Product and Research & Development
We view research and development expenditures as investments that enable us to grow our business over time. These investments consist primarily of costs incurred in performing research and development activities including compensation, pre-production
engineering mask costs, engineering services, development tools cost, third parties’ intellectual property license fees, depreciation of equipment, prototype wafers, packaging, test costs as well as overhead costs. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold.

Impact of
COVID-19
On March 11, 2020, the World Health Organization designated the outbreak of a novel strain of coronavirus
(“COVID-19”)
as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of
COVID-19,
including imposing restrictions on movement and travel such as quarantines and shelter-in-place
requirements, and restricting or prohibiting outright some or all commercial and business activity. These types of measures, among others, though temporary in nature, may become more severe and continue indefinitely depending on the evolution of the
COVID-19
pandemic. Although there are effective vaccines for
COVID-19
that have been approved for use since late 2020, and most of our employees have been vaccinated, new variants of the virus appear to have increased transmissibility, which may complicate treatment and vaccination programs. Accordingly, concerns remain regarding additional surges of the pandemic or the expansion of the economic impact thereof, and the extent to which the
COVID-19
pandemic may impact our future results of operations and financial condition.
We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including requiring some of the employees to work remotely and have alternately suspended non-essential
travels.
The impact of
COVID-19
on the demand environment for our products, including with respect to end users’ audio-video and multimedia products that serve public areas and public events, was reflected by a reduction in demand for our products during the second half of 2020. By contrast, in 2021, we have experienced an increase in demand for our high-speed connectivity products, driven by a need for products and infrastructure to support the world’s transitions resulting from
COVID-19
such as WFH, hybrid educational models and remote healthcare. On the product supply side, lead times for the entire semiconductor industry have been extended, making it difficult to obtain necessary inputs and supply in a timely manner and requiring us to place longer long- term purchase orders to our supply chain vendors to secure production capacity. In parallel, our customers placed purchase orders with longer lead times, that support our revenue projections for 2022. Additionally, during 2021, in light of the global shortage in the semiconductor industry, we faced price increases from our supply-chain vendors that forced us to increase the prices of our products.
Overall, considering the changing nature and continuing uncertainty around the
COVID-19
pandemic, our ability to predict the impact of
COVID-19
on our business in future periods remains limited. The effects of the pandemic on our business are unlikely to be fully realized, or reflected in our financial results, until future periods. The ultimate societal and economic impact of the
COVID-19
pandemic also remains unknown. In particular, we cannot predict whether any worsening or continuation of the pandemic, or any resulting economic impact, will adversely affect our business.
Cyclical Nature of the Semiconductor Industry
The semiconductor industry is cyclical in nature and characterized by increasingly rapid technological change, product obsolescence, competitive pricing pressures, evolving standards, short product life cycles and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render some of our audio-video and automotive connectivity products obsolete and require us to devote significant research and development resources to compete effectively. Periods of rapid growth and capacity expansion are occasionally followed by significant market corrections in which sales decline, inventories accumulate, and facilities go underutilized. During periods of expansion, our margins generally improve as fixed costs are spread over higher manufacturing volumes and unit sales. Recent downturns and shortages in the semiconductor industry have been attributed to a variety of factors, including the
COVID-19
pandemic, trade disputes among the United States and China, weakness in demand in certain markets, supply chain capacity challenges and pricing for semiconductors across applications and excess inventory. These recent downturns have directly impacted our business, as has been the case with many other companies, suppliers, distributors, and customers in the semiconductor industry, and any prolonged or significant future downturns in the semiconductor industry could affect our sales, production and productivity and margins may decline.
Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to procure adequate capacity within our semiconductor supply chains, resources and raw materials, or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products, all of which may lead to extended lead-times beyond our standard lead time and our business, financial condition and results of operations could be adversely affected.

Manufacturing Costs and Product Mix
Gross margin, or gross profit as a percentage of total net sales, has been, and will continue to be, affected by a variety of factors, including the average selling prices (“
ASPs
”) of our products, product mix in a given period (which is composed of the product mix between our audio-video products and automotive chips and the mix of different product generations within the audio-video segment), material costs, yields, manufacturing costs and efficiencies. We believe the primary driver of gross margin is the ASP negotiated between us and our customers relative to material costs and yields. To keep the competitiveness of our products, we are required from time to time to adjust our products’ ASPs. We continually monitor and work to reduce the cost of our products and improve the potential value of the solutions provided to our customers, as we target new design win opportunities and manage the product life cycles of our existing customer designs. Nevertheless, during 2021, following the global shortage in the semiconductor industry, we have seen an increase in prices from our supply chain vendors (after many years of continuous price reductions) that forced us to increase our prices to our customers. We also maintain a close relationship with our suppliers and subcontractors to improve quality, increase yields and lower manufacturing costs. The improvements in manufacturing yields and lower wafer, assembly, and testing costs, which offset some or all of the margin reduction that results from declining ASPs enabled us to manage our gross margins. However, our gross margin may fluctuate on a quarterly basis as a result of changes in ASPs due to product mix, new product introductions, transitions into volume manufacturing and manufacturing costs. Gross margin generally decreases if production volumes are lower as a result of decreased demand, which leads to a reduced absorption of our fixed operations costs. Gross margin generally increases when the opposite occurs.
Key Financial and Operating Metrics
We regularly monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	Year Ended December 31,
	2021	2020
	(dollars in thousands)
Revenues	70,684	56,910
% Gross margin	71.6%	76.4%
Net loss	(26,534)	(19,635)
Net loss margin	(37.5)%	(34.5)%
Adjusted EBITDA(1)	(16,098)	(16,366)
Adjusted EBITDA Margin(1)	(22.8)%	(28.8)%
Cash and cash equivalents and short-term deposits	174,359	61,570
Book to bill	1.7	1.1

(1)
Non-GAAP measure. Refer to “Non-GAAP Financial Measures”
below for an explanation and reconciliation to closest equivalent GAAP metrics.

Revenues
See “
—Components of Our Results of Operations—Revenues.
”

Gross Margin
See “
—Components of Our Results of Operations—Gross Profit.
”

Net income (loss)
Net income (loss) is calculated as presented on our consolidated statement of income (loss) for the periods presented.
Net income (loss) margin
Net income (loss) margin is net income (loss) divided by our revenues.
Adjusted EBITDA
We calculate Adjusted EBITDA as net profit (loss) before financial income, net, income tax, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period.
Adjusted EBITDA Margin
We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues.
Book-to-bill
ratio
We calculate the
book-to-bill
ratio as the ratio of orders received to the revenues, for a specific period, usually one quarter or one year. This metric is widely used in the semiconductor industry, where the semiconductor book-to-bill
ratio is considered an important leading indicator of demand trends. A book-to-bill
ratio above one means that more orders were received than filled, indicating strong demand.
Cash and cash equivalents and short-term deposits
Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities over three months and up to one year. As of December 31, 2021, and 2020, short-term deposits were denominated in U.S. dollars and bore interest of 0.6% and 1.2%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.
Non-GAAP
Financial Measures
We are presenting the following
non-GAAP
financial measures because we use them, among other things, as key measures for our management and board of directors in managing our business and evaluating our performance. We believe they also provide supplemental information that may be useful to investors. The use of these measures may improve comparability of our results over time by adjusting for items that may vary from period to period or not be representative of our ongoing operations.
These
non-GAAP
measures are subject to significant limitations, including those identified below. In addition, other companies may use similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures.
Non-GAAP
measures should not be considered in isolation or as a substitute for GAAP measures. They should be considered as supplementary information in addition to GAAP operating and financial performance measures.
Adjusted EBITDA
We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation, amortization and financial income, net and income taxes, as well as other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We may also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

•
Although depreciation expense is a
non-cash
charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•
Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.

We calculate Adjusted EBITDA as net loss before net financial expense, income tax provision and depreciation and amortization, further adjusted to exclude share-based compensation which may vary from period-to-period.
The following table provides a reconciliation of net loss to Adjusted EBITDA.

	Year Ended December 31,

	2021	2020
	(dollars in thousands)
Net loss	(26,534)	(19,635)
Adjusted to exclude the following:
Financial income, net	(929)	(3,300)
Income Taxes	407	164
Equity in earnings of investee	(10)	(17)
Depreciation and amortization	1,099	1,093
Stock-based compensation expenses	9,869	5,329
Adjusted EBITDA	(16,098)	(16,366)
Components of Our Results of Operations Revenues
Substantially all our revenues are generated from selling products, mainly semiconductor products (chips). Revenues from product sales are recognized when our customers (which includes our distributors) obtain control over our product, typically upon shipment to such customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Cost of revenues
Our cost of revenue includes cost of materials, such as the cost of wafers, costs associated with packaging and assembly, testing costs as well as shipping cost, depreciation cost of production equipment, cost of personnel (including stock-based compensation), costs of logistics and quality assurance and other expenses associated with manufacturing support. In addition, we incur royalty payment expenses for certain third-party intellectual property embedded in our chips, which represent between 1% and 3.5% of revenue earned, plus up to $0.10 per chip depending on the chip.
Despite the shortage in the semiconductor industry during 2020 and 2021, we successfully managed our inventory levels and were able to fulfill all our customers’ demand though in certain cases with an extended lead time. However, if the shortage in the semiconductor industry continues, we will continue to face the impact of extended lead times from our suppliers as well as cost increases for certain raw materials that are in short supply that will force us to increase our lead time and prices to customers as well as increase the levels of inventories we secure for our customers.
As our product mix changes and the percentage of automotive revenue grows, we expect to experience some erosion in our gross margin, yet we expect that our overall gross margin will remain greater than 60% on average in the foreseeable future.
Gross profit
Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by the following factors: balance and product mix between our audio-video products and automotive products; the mix of products with different pricing model; and the balance of direct customers versus indirect sales through distributors.
Operating Expenses
Research and development expenses
Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share- based compensation and employee benefits costs, allocated facilities costs, professional services, intellectual property and development tools licenses and depreciation. We expect research and development expenses to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our products and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.
In 2020 and 2021, most of our research and development expenses derived from the development of:

1.
The VA7000 chipset family product which is currently composed of two products: transmitter and receiver, is the first on the market to implement the MIPI
A-PHY
SM
standard for
in-vehicle
sensor connectivity. Valens was the first in the automotive industry to ship engineering samples compliant with the new
MIPI A-PHY standard,
as early as in December 2021, to selected automotive OEMs and Tier 1s, prospective customers and partners.

2.
The VS3000 product family, intended for the Audio-Video market, that enables faster implementation for the customer triggered by its rich features and higher level of integration. The research and development expenses were focused on the silicon design and fabrication, as well as the development of the firmware required for the product. Another phase of investment was the design of the evaluation and reference system that is necessary in order to ease our customers’ integration effort, helping to accelerate and shorten their development cycle, and Valens’ time to market;

3.
The VA6003 product, which is the second generation of Valens’ 1GbE symmetric product family, a derivative of VA6000 that is currently in mass production. The VA6003 brings significant power reduction, with very efficient cost performance. It is designed to fit advanced infotainment use-cases
and next generation of telecommunication units and smart antennas, requiring low power and resilient connectivity. In addition, Valens continues to develop, in collaboration with Stoneridge Inc., a vision solution for tractor-trailer connectivity, based on VA6000.

4.
Investments in the VA6000 Audio-Video version. We customized the VA6000 automotive solution to tailor it to the Audio-Video market requirements. The expenses were focused on customizing the DSP firmware to achieve longer cable distance as well as building the necessary evaluation and reference boards to help customers embed this product more quickly into their products.

Sales and marketing expenses
Sales and marketing expense consist of sales commissions, advertising costs, travel costs, overhead expenses and payroll and other personnel related costs, including salaries, share-based compensation and employee benefits. We expect to increase sales and marketing expense to support the overall growth of our business. Nevertheless, a significant contribution to our sales and marketing expenses came from participation in conferences and exhibitions, yet, due to
COVID-19,
in the last two years the Company was forced to reduce attendance in such events and it is hard to predict when such activities will return to their pre-pandemic
scale.
General and administrative expenses
General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management insurance expenses and other expenses. In addition, general and administrative expenses include fees for professional services and occupancy costs. The 2021 general and administrative expenses increased due to expenses related to the Business Combination and the listing of Valens as a public company in the New York Stock Exchange as of September, 2021. We expect our general and administrative expenses to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.
Financial income, net
Financial income, net, primarily consists of interest income from deposits and gains/losses from foreign exchange fluctuations. In 2021, we had an expense related to issuance costs attributed to the Forfeiture Shares. The Company classifies these Forfeiture Shares as liabilities which are presented at their fair value. This liability is subject to re-measurement
at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations.
Income taxes
The statutory corporate tax rate in Israel is 23% for fiscal years 2020 and 2021. For the years ended December 31, 2021, and 2020, Valens operated at a loss position and therefore had no corporate tax liability other than current tax payments due to non-deductible
expenses. As of December 31, 2021, and 2020, Valens had a net operating loss carry forward of approximately $88 million and $85 million, respectively.
Equity in earnings of investee
In March 2010, the Company incorporated, together with LG Electronics, Samsung Electronics and Sony Pictures Technologies Inc., the HDBaseT Licensing LLC (the “LLC”) in Oregon, USA. The Company holds a 25% stake in the LLC. The LLC’s purposes are (i) to hold, obtain, license and/or acquire rights to certain intellectual property associated with or connected to or related to technical specifications developed by the HDBaseT Alliance, an Oregon nonprofit mutual benefit corporation (hereafter the “Alliance”), to enter into licensing arrangements for such intellectual property as required by the intellectual property rights policy of the Alliance.

Investment in which the Company exercises significant influence, and which is not considered a subsidiary is accounted for using the equity method, whereby the Company recognizes its proportionate share of the investee’s net income or loss after the date of investment.
Segment reporting
The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments, based on the two markets the Company serves:

•
Audio-Video: The Company’ HDBaseT solutions for the Audio-Video market deliver superior, plug-and-play
convergence and distribution of different interfaces, through a single long-distance category cable. The products sold into enterprise, education, industrial, digital signage, medical and residential markets.

•	Automotive: Valens Automotive products enable safe and resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.
For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information on revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.
Revenues and cost of goods sold are directly associated with the activities of a specific segment. Operating expenses directly, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses that cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.
Results of Operations
The following table provides our consolidated statements of operations for the years ended December 31, 2021, and 2020:

	Year Ended December 31,		$	% Change
	2021	2020	Change
	(dollars in thousands)
Revenues
Audio-Video	62,801	54,843	7,958	14.5%
Automotive	7,883	2,067	5,816	281.4%

Consolidated	70,684	56,910	13,774	24.2%
Cost of revenues	(20,105)	(13,432)	(6,673)	49.7%
Gross profit (loss)
Audio-Video	48,909	43,609	5,300	12.2%
Automotive	1,670	(131)	1,801	1374.8%

Consolidated	50,579	43,478	7,101	16.3%
Operating expenses
Research and development expenses:
Audio-Video	(14,054)	(13,116)	(938)	7.2%
Automotive	(32,821)	(31,609)	(1,212)	3.8%

Consolidated	(46,875)	(44,725)	(2,150)	4.8%
Sales and marketing expenses

Audio-Video	(6,944)	(6,625)	(319)	4.8%
Automotive	(7,270)	(7,032)	(238)	3.4%

Consolidated	(14,214)	(13,657)	(557)	4.1%
General and administrative expenses:
Audio-Video	(8,322)	(4,064)	(4,258)	104.8%
Automotive	(8,234)	(3,820)	(4,414)	115.5%

Consolidated	(16,556)	(7,884)	(8,672)	110.0%
Total operating expenses	(77,645)	(66,266)	11,379	17.2%
Operating income (loss) before financial income, net
Audio-Video	19,589	19,804	(215)%	(1.1)%
Automotive	(46,655)	(42,592)	(4,063)	9.5%
Consolidated	(27,066)	(22,788)	(4,278)	18.8%
Financial income, net	929	3,300	(2,371)	(71.8)%

Loss before income taxes	(26,137)	(19,488)	(6,649)	34.1%
Income taxes	(407)	(164)	(243)	148.2%

Loss after income taxes	(26,544)	(19,652)	(6,892)	35.1%
Equity in earnings of investee	10	17	(7)	(41.2)%

Net loss	(26,534)	(19,635)	(6,899)	35.1%

Revenues
Revenues increased by $13.8 million, or 24.2%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. During 2021, we updated the prices of our products in both business units. As the price update was implemented in late 2021, the impact of such price increase on 2021 revenues was minimal, and it will mainly affect products that are scheduled for shipment during 2022.
Revenues for Audio-Video increased by $8.0 million, or 14.5%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily driven by the market recovery as multiple regions were slowly exiting the 2020 different pandemic restrictions triggered by
COVID-19.
In 2021, the Company experienced an increase in demand for its high-speed connectivity products, driven primarily by our customers business turning back to pre-COVID-19
production capacity. In addition, our 2021 customers` demand was notably high for applications in the Education, Signage and Enterprise that supported the global transition to remote communication solutions following
COVID-19
such as Hybrid WFH, and hybrid healthcare.
The successful launch of Valens innovative product, VS3xxx (aka “Stello
™
” product family) with leading customers, enabled new category of uncompressed 4K 60 frames per second products and also contributed to the revenue increase of this segment.
Revenues for Automotive increased by $5.8 million, or 281.4%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily driven by the fact that 2021 was the first full year of mass production by our automotive customers, as well as the expansion of our solution into additional car models.
We sell our products through a direct sales force and a select network of distributors and other channel partners globally. Sales to distributors accounted for 54% and 50% of our revenues for the year ended December 31, 2021 and 2020, respectively.

Cost of revenues
Cost of revenues increased by $6.7 million, or 49.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to the growth in the number of chipsets we sold during 2021 as well as the increase of prices by our supply-chain vendors of all our products during 2021, although, given our inventory levels, the impact of such price increases was modest, and is expected to have a greater effect on the cost of goods to be sold during 2022.
Gross profit (loss)
Gross profit was $50.6 million, or 71.6% of revenues, for the year ended December 31, 2021, compared to $43.5 million for the year ended December 31, 2020, or 76.4% of revenues. The decrease resulted from the following:

1.	Increase in the revenue contribution of the automotive segment that is characterized by a lower gross margin rate, compared to the audio-video segment.

2.
The impact of product mix within the audio-video segment. i.e., the increase in revenues derived from the new Stello
™
chipset family, that its cost structure is still not optimized, compared to other legacy products sold by the audio-video business unit.

3.	The impact of the cost increase by our supply-chain vendors and the time-gap until the application of respective price increase to our customers.
Gross profit for Audio-Video was $48.9 million, or 77.9% of revenues, for the year ended December 31, 2021, compared to $43.6 million, or 79.5% of revenues, for the year ended December 31, 2020. The increase in gross profit mainly resulted from the increase in volume shipped of products as well as the migration to the VS3000 that is characterized with a higher ASP. The gross margin reduction is driven by the same reason and attributed to the impact of product mix within the audio-video segment (as detailed above).
Gross profit for Automotive was $1.7 million, or 21.2% of revenues, for the year ended December 31, 2021, compared to a gross loss $0.1 million, or 6.3% of revenues, for the year ended December 31, 2020. The increase in gross profit in the Automotive segment was due to several factors—the volume of chipsets we have sold in 2021 increased compared to 2020, complemented, to some extent, by the increase of prices we have charged our automotive customers towards the end of 2021. In addition, the increase in our 2021 automotive volumes contributed to the improvement of our production yield, which increased profitability per chipset. The increase in the automotive revenues occurred while the fixed costs of production remained relatively stable, resulted in mean incremental gross profit which primarily reflects the difference between the products’ ASP and the direct bill of materials (i.e, contribution margin), which positively impacted the overall gross profit and gross margin of the Automotive business unit. In 2021, such expenses reflected 5.5% of the total automotive revenues, compared to 24.3% of the total automotive revenues in 2020.
Operating expenses
Research and development expenses
Research and development expenses increased by $2.2 million, or 4.8%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Audio-Video and Automotive research and development expenses increased by $0.9 million, or 7.2% and $1.2 million, or 3.8%, respectively, for the year ended December 31, 2021, compared to the year ended December 31, 2020.
The increase of the total research and development expenses was primarily driven by several factors:

1.
In light of the business opportunities created by the need for remote communication solutions in the audio-video segment, as well as the need for a wide-range of a product portfolio to comply with the new MIPI
A-PHY
standard and customers’ expectations, we accelerated projects’ execution which required more resources, such as additional engineers, development tools, tape outs, new IP blocks etc.

2.	The increase in payroll expenses paid primarily to the research & development team, triggered by the shortage of skilled engineers and the highly competitive employment market.

3.	In addition, the 2021 payroll expenses increased compared to 2020, due to the devaluation of the US dollar compared to the NIS, which is the currency used to pay our engineering staff in Israel.
Sales and marketing expenses
Sales and marketing expenses increased by $0.6 million, or 4.1%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.
Sales and marketing expenses for Audio-Video increased by $0.3 million, or 4.8%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Sales and marketing expenses for Automotive increased by $0.2 million, or 3.4%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in expenses in both segments was primarily driven by increased marketing efforts to promote the new Stello
™
product family as well as the promotion of the VA7000 chipset product family, the first to market chipset compliant with the new MIPI
A-PHY
standard.
General and administrative expenses
General and administrative expenses increased by $8.7 million, or 110%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.
General and administrative expenses for Audio-Video and Automotive increased by $4.3 million, or 104.8% and $4.4 million, or 115.5%, respectively for the year ended December 31, 2021, compared to the year ended December 31, 2020.
The general and administrative expenses increased primarily due to expenses in the amount of $5.6 million, of which $3.4 million related to options’ vesting acceleration of one of the Company’s executives, bonuses related to the listing of the Company as a public company, as well as other listing-related expenses. In addition, during the fourth quarter of 2021, we booked expenses of $1.1 million related to D&O insurance premium. During 2021, the Company also absorbed an increase of $0.9 million compared to 2020, attributed to professional services.
Financial income, net
Finance income decreased by $2.4 million, or 71.8%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease was primarily driven by the impact of the devaluation of the U.S. dollar compared to the Israeli shekel. In 2021 the Company booked a financial income of $1.3 million, compared to $2.6 million that are related to foreign currency exchange differences. The currency of the primary economic environment in which we conduct our operations is the U.S. Dollar. Accordingly, the Company uses the U.S. Dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. Dollars, at the end-of-period
exchange rates, except for
non-monetary
assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses of the Israeli office), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. In addition, during 2021, there was a global reduction in interest rates applied to deposits, compared to 2020, which resulted with a reduction in our interest income by $0.5 million. Another factor of the reduction in the financial income is derived from the expense of $0.5 million, related to the issuance cost that is attributed to the Forfeiture Shares.
Loss before income taxes
Loss before income taxes increased by $6.7 million, or 34.1%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in loss was primarily driven by the increase of the total operating expenses by $11.4 million and the reduction of the financial income by $2.4 million, offset by an increase of the growth profit by $7.1 million.

Income taxes
Income taxes increased by $0.2 million, or 148.2%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily driven by taxes related to non-deductible
expenses, derived from welfare activities that resumed during 2021, following the removal of certain social distancing limitations.

B.	Liquidity and Capital Resources
As of December 31, 2021, and December 31, 2020, we reported an accumulated shareholders’ equity (deficit) in the amount of $182.4 million and $(82.2) million respectively. The increase in the shareholders equity is mainly driven by the Business Combination transactions concluded in September 2021, as detailed below that resulted in inflow cash of $131.6 million (net of $2.6 million issuance-related cost that were expensed in the statement of operations).
Our primary cash needs are for working capital, contractual obligations and other commitments. During the years 2021 and 2020, we had net cash outflows from our operating activities in the amount of $ 21.6 million and $19.6 million, respectively.
Our Cash and cash equivalents balance as of December 31, 2021 and 2020 were $174.4 million and $61.6 million respectively, which are deposited in major Israeli, U.S, Japanese, German and Chinese financially sound institutions.
On September 29, 2021 (the “Closing Date”), we consummated a merger transaction (referred to as the “Merger Agreement Closing”) pursuant to a merger agreement, dated May 25, 2021 (the “Merger Agreement”), by and among the Company, PTK Acquisition Corp., a Delaware corporation whose common stock and warrants were then traded on the New York Stock Exchange (“PTK” or “SPAC”) and Valens Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”).
As a result of the Merger Agreement Closing, and upon consummation of other transactions contemplated by the Merger Agreement Closing (the “Transactions”), PTK became a wholly owned subsidiary of the Company, and (a) each of the PTK Warrants (total of 18,160,000 warrants convertible into 9,080,000 PTK common stock), automatically became a Company Warrant and all rights with respect to the PTK common stock underlying the PTK Warrants were automatically converted into rights with respect to Company Ordinary Shares and thereupon assumed by the Company, and (b) each PTK common stock issued and outstanding immediately prior to the Merger Agreement Closing was converted automatically into one Company Ordinary Share (for total of 5,867, 763 Ordinary Shares including the Ordinary Shares subject to forfeiture). The total proceeds received by the Company as part of the above Transactions totaled to $29.9 million.
In connection therewith, the Company issued to the PTK’s sponsor: (a) 2,875,000 Ordinary Shares; and (b) 6,660,000 warrants, each of which entitles the holder thereof to purchase one half (1/2) of a Company Ordinary Share (the “Private Warrants”) ((a) and (b) together, the “Sponsor Equity”). The Sponsor Equity is subject to certain terms and conditions, as set forth in the Merger Agreement. 35% of the Valens Ordinary Shares that the PTK sponsor received in respect of its PTK common stock (i.e., 1,006,250 Ordinary Shares), are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement), does not occur at a certain minimum price (the “Forfeiture Shares”). Such Forfeiture Shares are considered outstanding shares and are entitled to voting rights and distributions.
Concurrently with the execution of the Merger Agreement, Valens and certain accredited investors (the “PIPE Investors”), entered into a series of subscription agreements, providing for the purchase by the PIPE (Private Investment in Public Equity) Investors at the Closing Date of an aggregate of 12,500,000 Valens Ordinary Shares (“PIPE Shares”) at a price per share of $10.00, for gross proceeds to Valens of $125.0 million (collectively, the “PIPE Financing”).

The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled to $131.6 million.
As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also consider potential future acquisitions. Depending on the magnitude and timing of our growth investments and the potential size and structure of any future acquisitions, we may decide to supplement our available cash from operations with the issuance of additional equity or debt securities and/or secure other loans, which could be material.
We believe the cash and short-term deposits we have as of December 31, 2021, are sufficient to support the working capital needs of the Company for at least the
12-month
period from the date of this report.
Considering the recent worldwide
COVID-19
pandemic, we are closely monitoring the effect that current economic conditions may have on our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity. We cannot provide any assurance regarding future possible
COVID-19-related
impacts on our business.
Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.”
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2020
	(dollars in thousands)
Cash Flow Data:
Net cash used in operating activities	(21,609)	(19,606)
Net cash provided by (used in) investing activities	(84,163)	28,314
Net cash provided by financing activities	135,431	406
Effect of exchange rate changed on cash and cash equivalents	816	1,646

Net increase (decrease) in cash and cash equivalents	30,475	10,760
Operating Activities
During the year ended December 31, 2021, net cash used in operating activities was $21.6 million, primarily resulting from our net loss of $26.5 million (including issuance related expenses in the total amount of $2.6 million) as well as the increase in inventory levels in the amount of $6.2 million offset by certain non-cash
activities.
During the year ended December 31, 2020, net cash used in operating activities was $19.6 million, primarily resulting from our net loss of $19.6 million.
Investing Activities
During the year ended December 31, 2021, net cash used in investing activities was $84.2 million, consisting of $82.8 million, net, invested in short term deposits and an additional amount of $1.4 million used for purchases of property and equipment.

During the year ended December 31, 2020, net cash provided by investing activities was $28.3 million, consisting of $29.2 million of proceeds received from short-term deposits, offset by an amount of $0.9 million used for purchases of property and equipment.
Financing Activities
During the year ended December 31, 2021, net cash provided by financing activities was $135.4 million, mainly due to net proceeds from the Business Combination transactions in the total amount of $134.1 million (net of $2.6 million attributed to issuance-related costs that were expensed in the statement of operations) as well as proceeds in the total amount of $1.2 million received from stock option exercised by certain employees of the Company.
During the year ended December 31, 2020, net cash provided by financing activities was $0.4 million, due to proceeds received from stock option exercised by certain employees of the Company.
Contractual Obligations
The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of December 31, 2021. Future events could cause actual payments to differ from these estimates (figures in the table are dollars in thousands).

	2022	2023	2024	Thereafter
Operating Leases	$1,821	$348	$30	$0
Non-cancellable purchase obligations:
To supply chain vendors	$39,897	$10,694	$0	$0
To intellectual property vendors (including development tools)	$4,226	$2,337	$0	$0
Total contractual obligations	$45,944	$13,379	$30	$0
The commitment amounts in the table above are associated with contracts and/or outstanding purchase orders to certain vendors of the Company that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum, or variable price provisions, and the approximate timing of the actions under such contracts. The table does not include obligations under purchase orders that we can cancel without a significant penalty or royalty payments based on sales volumes.
The table above further does not include future rental payments of future extension periods of $10 thousand, $1,457 thousand, $1,689 thousand and $281 thousand for the years ended on December 31, 2022, 2023, 2024 and 2025.
Off-Balance
Sheet Arrangements
During the periods presented, we did not have any
off-balance
sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation
S-K,
such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

C.	Research and development, patents and licenses, etc.
See “Item 4. Information on the Company – B. Business overview” and “Item 5. Operating and financial review and prospects –A. Operating results – results of operations.”

D.	Trend information
See “Item 5. Operating and financial review and prospects – A. Operating results.”

E.	Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition results of operations are based upon our consolidated financial statements included elsewhere in this Annual Report. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.
In prior year periods, there were not material differences between management’s estimates and actual results, reflecting management’s long-term experience in leading semiconductor operations and in accurately estimating the company’s performance.
See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.
Revenue Recognition
We apply ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, we recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps:

(i)	Identify the contract(s) with a customer;

(ii)	Identify the performance obligations in the contract;

(iii)	Determine the transaction price;

(iv)	Allocate the transaction price to the performance obligations in the contract;

(v)	Recognize revenue when (or as) the performance obligation is satisfied.
Upon adoption of ASC 606 on January 1, 2019, we analyzed the contracts that were signed and not yet completed before the effective date and found no material impact on our consolidated financial statements as a result of the transition into the new accounting standard. No cumulative adjustment to accumulated deficit was recorded as a result of ASC 606 implementation.
We use the following practical expedients that are permitted under the rules:

•
We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. These costs are included in sales and marketing expenses.

•
When a contract with a customer includes a material right to acquire future goods or services that are similar to the original goods or services in the contract and are provided in accordance with the terms of the original contract, we allocate the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

•
We apply the practical expedient of allowing us to disregard the effects of a financing component if the period between when we transfer the promised services to the customer and when the customer pays for the services will be one year or less.

We generate revenues from selling products, mainly semiconductor products (or “chips”). Revenues from product sales are recognized when the customer (which includes distributors), obtains control over our product, typically upon shipment to the customer. Taxes collected from our customers relating to product sales and remitted to governmental authorities are excluded from revenues.
We do not grant a right of return, refund, cancelation or termination. From time to time, to incentivize certain distributors to increase demand, we provide them with the right to free or discounted products in future periods that provides a right to the customer subject to meeting pre-defined
volume conditions. In recognizing the revenue from the sale to such distributors, prior to the actual meeting of such volume conditions, the Company recognizes only the portion of the revenue that is certain, assuming that such conditions have been met in full. The Company recognizes the full revenue in such engagements upon the earlier of: (i) the transfer of the entire volume, including the free or discounted products and (ii) the right expires without exercise by the distributor. As of December 31, 2021, and December 31, 2020, the deferred revenues for such rights were $54 thousand and $76 thousand, respectively.
We generally provide to our customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under our standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods are usually limited to repair or replacement of defective items.
Stock-Based Compensation
We account for stock-based compensation in accordance with ASC
718-10.
Under ASC
718-10,
stock-based awards, including stock options and restricted stock units (“RSU”), are recorded at fair value as of the grant date and recognized to expense over the employee’s, directors and consultants’ requisite service period (generally the vesting period) which we have elected to amortize on a straight-line basis. ASC
718-10
also requires forfeitures to be estimated at the time of grant and revised if necessary, in subsequent periods if actual forfeitures differ from those estimates. We use historical data as well as trends in the employment market to estimate pre-vesting
option forfeitures.
We use the Black-Scholes option-pricing model to determine the fair value of stock options using the following assumptions:

	Year Ended December 31,
	2021	2020
Volatility	46.7%-50.7%	48.2%
Risk-free interest	0.61%-1.74%	0.42%-1.69%
Dividend yield	0%	0%
Expected Term (in years)	6-10	6-10
Portion of Forfeited Options
(based on management estimations)	4.5%	4.5%
Fair Value of Valens Ordinary Shares
.
Prior to September 30, 2021 (the listing day): As Valens ordinary shares have not been publicly traded, the fair value of the Valens ordinary shares underlying our equity awards was determined by our board of directors, with input from management, which was assisted by third-party valuation specialists. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guidelines”).

The assumptions we used in the valuation models include, inter alia, the following factors:

•	the prices, rights, preferences, and privileges of our preferred shares relative to our ordinary share;

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, including the timing of such events, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the Valens Ordinary Shares underlying the granted options; and

•	the market performance of comparable publicly traded companies.
In valuing Valens ordinary shares, absent an
arm’s-length
current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and an IPO scenario. The income approach estimates value based on the expectation of future cash flows that the company will generate, together with Company’s estimates with respect to the required capital expenses (CAPEX). These future cash flows were discounted to their present values using a discount rate (weighted average cost of capital (“WACC”)) based on the capital rates of return for comparable publicly traded companies and was adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The IPO scenario estimated value based on a comparison of the Company to comparable public companies in a similar line of business. If the Company had made different assumptions than those used with these two approaches, then the valuation of the Company’s Ordinary Shares could have been different, therefore, its share-based compensation expense, net loss and net loss per ordinary share could vary. For example, the Company attributed a higher probability for the non-IPO
scenario, based on the management’s assessment as of the valuation date. In addition Company’s management assumed different discount rates due to lack of marketability in both scenarios.
Company’s valuations were prepared in accordance with the Guidelines, which prescribe several valuation approaches for setting the value of an enterprise, such as the cost, income and IPO scenario, and various methodologies for allocating the value of an enterprise to the Company’s ordinary shares. The option pricing method, or OPM, which treats Company’s security classes as call options on total equity value and allocated its equity value across its security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method was used when the range of possible future outcomes was difficult to predict, and forecasts were highly speculative. The Company believed this method was applicable given the expectation of various potential liquidity outcomes and the difficulty of selecting appropriate enterprise values given no public market for Company’s shares. Beginning in January 1st 2020, for options granted as of such date, the Company utilized a hybrid model of two scenarios: (1) the OPM that was based on a Discount Cash Flow method, or DCF; and (2) Probability Weighted Expected Return Method (“PWERM”).
DCF: The DCF method relied on the premise that the value of an investment is equal to the present value of the income that it can expect to generate going forward. From an investor’s standpoint, these future income streams represent the dividend paying (i.e. distribution-paying) capacity of the company, or in the case of a leveraged company, monies available for all invested capital (i.e. interest -bearing debt plus owner’s capital).
PWERM: Considered the management’s expectations regarding a future IPO event and the likelihood of such event to occur by December 31, 2021 in light of the progress in discussions in connection with PTK for potential business combination transaction. Then, an incremental lack of marketability discount (different than the one used in the OPM method) was applied to the value of the Company’s Ordinary Shares to arrive at the fair value per ordinary share under each method.
After September
 30, 2021
: After completion of the Business Combination, the Valens ordinary shares and warrants are now publicly traded. We calculate the fair market value of granted stock options based on a Black-Scholes valuation method, at an exercise price per share equal to the average stock market price of the
30-trading
day period preceding the date of the grant.

Risk-Free Interest Rate
. The risk-free interest rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.
Expected Term.
The expected term is calculated using the simplified method, as we have concluded that our historical share option exercise experience does not provide a reasonable basis to estimate the expected option term.
Expected Volatility.
We estimate the volatility of our ordinary shares by using the volatility rates of our peer companies.
Expected Dividend Yield.
We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in our option-pricing models.
Restricted Share Units (“RSU”)
We recognize compensation expense for time-based restricted stock units (“RSUs”) using the straight-line amortization method based on the fair value of RSUs on the date of grant. The fair value of RSUs is the closing market price of Valens ordinary shares on the date of grant.
Fair Value of Financial Instruments and Forfeiture Shares
The FASB ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under Topic 820 are described below:
Level 1
—Quoted prices in active markets for identical assets or liabilities;
Level 2
—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
Level 3
—Unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.
The Company’s financial instruments consist of cash, cash equivalents, short-term bank deposits, trade accounts receivable and trade accounts payable as well as the warrants and Forfeiture Shares liabilities. Other than the warrants and Forfeiture Shares liability (see below), the recorded amounts approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.
The Company’s financial instrument which is considered as a Level 3 measurement is the warrants liability and the Forfeiture Shares. The same above-described assumptions, that served as a basis for the Ordinary Shares valuation that was prepared in accordance with the Guidelines, were used for determining the warrants liabilities, and the liabilities attributed to the Forfeiture Shares that were valued using the Monte Carlo method. If the Company had made different assumptions than those used in preparing these valuations such as a different probability for the IPO scenario or the estimation of the time until IPO, then the warrant and Forfeiture Shares liabilities could have been different, therefore, the Company’s financial expenses, net loss and net loss per ordinary share could vary.

Inventories
Inventories are comprised of finished goods as well as work in process that is planned to be sold to our customers and is presented at the lower of cost or net realizable value, based on the
“first-in,
first-out”
basis. Most inventories are stored at the last production sites and are distributed from these locations. Inventories are reduced for write-downs based on periodic reviews for evidence of slow-moving or obsolete parts.
The determination of the valuation of our inventories involve consideration by the management of the Company with respect to:

(1)	quantities of finished goods and work in process required for the fulfillment of customers’ demand.

(2)
the date of manufacturing of the inventories (“date code”) and the Company’s ability to sell such inventories prior to their expiry date as well as their applicable net realizable value. In 2021 there was no inventory write-down, and in 2020, the inventory write-down totaled to $73 thousands (representing 0.54% of the 2020 cost of goods sold).

(3)	potential schedule delays by customers may affect inventories valuation.

(4)
the need to increase inventories due to the shortage in the global semiconductor market, as well as the increase of lead time from the supply chain, together with the need to maintain sufficient inventory levels to ensure competitive performance, are balanced against the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

Recent Accounting Pronouncements
See the section titled “Summary of Significant Accounting Policies” in note 2 of the notes to our consolidated financial statements as of December 31, 2021.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.
Foreign Currency Exchange Risk
The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended December 31, 2021, and 2020, however certain operating expenses were denominated in the Israeli shekel, mainly payroll to the team that works in the Company headquarters in Israel.
Future increases or decreases of the Israeli shekel, which is the main non-US
dollar currency that is primarily used to pay the Israeli payroll, as well as some of the overhead expenses in Israel (e.g. office leases and municipal taxes), against the U.S. dollar may have significant impact on the Consolidated Statements of Income (loss).
Interest Rate Risk
Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on future borrowings, as well as interest income from short-term deposits. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.
Credit Risk
Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the credit worthiness of our partners and customers. We have not experienced any losses related to receivables from customers during the years ended December 31, 2021 and 2020. We do ask our customers to provide us with any collateral against their account receivable. Due to these factors, no additional credit risk is believed by management to be probable in our accounts receivable as of December 31, 2021.
As of December 31, 2021, we maintained, in banks, primarily in the United States and Israel, cash balances and other short term, highly liquid investments with original maturities of less than one year at the time of purchase.

In the United States, our funds are maintained with a commercial bank, which is insured by the U.S. Federal Deposit Insurance Corporation, or FDIC (currently up to a maximum of $250,000). In Israel, commercial banks do not have government-sponsored deposit insurance. At various times, we have deposits in excess of the maximum amounts insured by the FDIC. Historically we have not experienced losses related to these balances and believe our credit risk in this area is minimal.
Emerging Growth Company Status
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
The following persons serve as Valens’ executive officers and directors. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Gideon Ben Zvi	61	Chief Executive Officer and Director
Dror Heldenberg	53	Chief Financial Officer
Gabi Shriki	52	SVP, Head of Audio Video Business
Gideon Kedem	61	SVP, Head of Automotive Business
Eyran Lida	56	Chief Technology Officer and Co-Founder
Directors
Peter Mertens	60	Chairman of the Board
Yahal Zilka	64	Director
Dr. Eyal Kishon	62	Director
Dror Jerushalmi	60	Director
Moshe Lichtman	63	Director
Michael Linse	47	Director
Ker Zhang	57	Director
Adi Toledano Yarel	47	Director
Gideon Ben-Zvi	61	Chief Executive Officer and Director

Executive Officers
Gideon Ben Zvi
 has served as the Chief Executive Officer of Valens since 2020 and as a member of the board of directors of Valens since 2011 and as such, is deeply familiar with Valens, its business and technology. From 2007 to 2020, Mr. Ben Zvi served as a venture partner at Aviv Venture Capital. In the past five years, Mr. Ben Zvi served as a Chairman of the board of directors of BriefCam (until acquired by Canon), Chairman of the board of directors of Cellium, Chairman of the board of directors of enVerid Systems and co-founded AristagoraVC.
Mr. Ben Zvi brings more than 30 years of experience as a serial entrepreneur, having previously served as CEO in different companies and led three exit events. Mr. Ben Zvi has also served as a board member at Bezalel Academy of Arts and Design in Jerusalem and board member and chair of committees at Jerusalem Transport Master Plan Team (JTMT). Mr. Ben Zvi holds a BSc is Computer Science and Math from Hebrew University Jerusalem (HUJI) and an MBA from HUJI.
Dror Heldenberg
 joined Valens in 2015 as its Chief Financial Officer, and as such is responsible for Valens’ finance, accounting, and strategic financial planning. Mr. Heldenberg brings more than 25 years of experience in operational and financial leadership, and a proven track record in debt and venture financing, as well as M&A activities at numerous hi-tech companies
with international operations. Before joining Valens, Mr. Heldenberg was the CFO at Compass Networks, a private data communication company, and at BroadLight (acquired by Broadcom in 2012). Mr. Heldenberg also held the CFO position at Pelican Security (acquired by Microsoft in 2002). Mr. Heldenberg is a Certified Public Accountant and holds an MBA and a B.Sc. in Accounting and Economics, Cum Laude, from the University of Tel Aviv.
Gabi Shriki
 joined Valens in 2015 and manages the Audio-Video business of Valens since then. In this capacity Mr. Shriki is responsible for growing Valens’ leading position in core Audio Video markets and developing new adjacent markets. Mr. Shriki boasts over 20 years of experience in engineering and global business management positions and is a respected and knowledgeable voice in the Audio-Video industry, helping to advance the Audio-Video Market and building a stronger HDBaseT ecosystem. Prior to joining Valens, Mr. Shriki served as the manager of the Mobile Connectivity Solution Business Unit at Texas Instruments. Mr. Shriki holds a BSc. Electrical Engineering degree from Tel-Aviv University
and an Executive MBA from Kellogg & Hong Kong University of Science and Technology (Kellogg-HKUST).
Gideon Kedem
 has led Valens’ Automotive Business team since 2020. Mr. Kedem brings over 30 years of experience in the Semiconductor and EDA industry, serving in leading companies like Intel, Cadence and Xilinx. Prior to joining Valens in 2020, Mr. Kedem managed sales and business development at Xilinx activities across EMEA, Israel and India, with revenue responsibilities exceeding $200M. Mr. Kedem holds a B.Sc. in Electrical Engineering and an MBA, both from Tel Aviv University.
Eyran Lida
 is the lead inventor of HDBaseT technology and a lead technical contributor to
MIPI’s A-PHY specification.
A co-founder and
Valens’ CTO, Mr. Lida is responsible for technology strategy development and for Valens’ patent portfolio. Mr. Lida’s background includes 29 years of communication systems software and hardware architecture development experience, with primary expertise in wireline hardwired DSP modem design. Mr. Lida is the inventor of over 80 US patents and is the Chair of the HDBaseT Alliance Technical Committee. Mr. Lida Holds a B.Sc. in physics and computer science from the Hebrew University in Jerusalem.
Directors
Peter Mertens
 has served as the Chairperson of the Valens Board of the Directors since 2020. Mr. Mertens brings more than 35 years of experience in the automotive industry, having held senior positions with major OEMs, including CTO at Volvo Cars for six years, General Motors Global Line Executive for eight years, various management positions at Mercedes Benz, and member of the Board of Management of Audi AG, responsible for Technical Development and Design. Mr. Mertens also served as member of the Board of Directors of several companies, such as Polestar SE, Zenuety SE, Audi Sport GmbH, Audi China, Volkswagen Financial Service, Recogni Inc. and Faurecia. Mr. Mertens is the founding Chairman of AID/Argo AI Europe. Mr. Mertens serves as the chairman of the board of Aurora Labs and is a member of the board of directors of proteanTecs and V-HOLA. Mr. Mertens
was a Fulbright-scholar at Virginia Polytechnic Institute, USA. He holds a Master of Science in Industrial Engineering and Operations Research and a PhD in Production Engineering and Industrial Engineering from the University of Kaiserslautern where he served as a Member of the staff. Mr. Mertens is a valuable member of the Valens Board of Directors because of his extensive experience in the automotive industry and his prior track record as a senior executive and director.

Yahal Zilka
 has served as a member of the board of directors of Valens since 2007. Mr. Zilka is a co-founder of
Magma Venture Partners (“Magma”) and since 1999, served
as co-Managing Partner
of Magma. Prior
to co-founding Magma
Venture Partners, Mr. Zilka served as CFO of VocalTec Communications and led it from seed to its public offering on NASDAQ. Mr. Zilka brings many years of experience as an entrepreneur, mentor and executive with strong financial, operational, and hands-on management
experience, as well as strategic relationships with industry leaders. Mr. Zilka currently serves as Director on the boards of SightEra-Magisto and Indegy. Previously, Mr. Zilka was on the boards of Waze (acquired by Google, NASDAQ: GOOG), Onavo (acquired by Facebook, NASDAQ:FB), DesignArt Networks (acquired by Qualcomm, NASDAQ: QCOM) and Phonetic Systems (acquired by Nuance, NASDAQ: NUAN). Mr. Zilka is a valuable member of the Valens Board of Directors because of his extensive experience in venture capital and his prior track record as a director.
Dr.
 Eyal Kishon
 has served as a member of the board of Valens since 2007. From 1996, Dr. Kishon has been the Founding & Managing Partner of Genesis Partners, an Israeli-based venture capital fund. Prior to that Dr. Kishon served as a Research Fellow in the Multimedia Department of IBM Science & Technology and in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon serves as a director at AudioCodes (Nasdaq AUDC) and has served as a director at Allot Communications (Nasdaq ALLT). In addition, Dr. Kishon serves as a director at Riskified (NYSE: RSKD), JoyTunes, Worthy and TradAir. Dr. Kishon holds a B.A. in Computer Science from the Technion—Israel Institute of Technology and a M.Sc. and Ph.D. in Computer Science from the Courant Institute at New York University. Mr. Kishon is a valuable member of the Valens Board of Directors because of his extensive experience in venture capital, his technical background and his prior track record as a director.
Dror Jerushalmi
 co-founded and
led Valens as its CEO for over 13 years, led its rounds of funding, and the adoption of Valens’ HDBaseT technology as a standard for connectivity in the audio-video and automotive markets. In parallel to his employment in Valens, Mr. Jerushlami serves as the CEO of Cellium. Mr. Jerushalmi earned his Bachelor’s and his Masters, Cum Laude in Electrical and Computer Engineering
from Ben-Gurion University,
as well as his MBA from Heriot-Watt University, Israel branch. Mr. Jerushalmi is a valuable member of the Valens Board of Directors because of his extensive experience as a co-founder and
his prior track record as a senior executive and director.
Moshe Lichtman
 has served on the Board of Valens since 2017. Mr. Lichtman brings more than 35 years of product and leadership experience and 20 years of investment experience in the global high-tech industry. Mr. Lichtman is co-founder and co-managing partner
of IGP Capital and serves on boards of its portfolio companies as well as boards of several other tech companies. Prior to that Mr. Lichtman was Corporate VP at Microsoft where he led several global consumer and enterprise businesses. As head of MSN’s international business in the late 90’s, Mr. Lichtman was responsible for quadrupling the business to become the #1 network in Europe, Canada, Australia and many other international markets. Under his leadership in the early 2000’s, Microsoft’s TV business became the leading provider of IPTV platforms to telecom operators globally. Upon returning to Israel in 2006, as President of Microsoft’s R&D center in Israel, Mr. Lichtman was responsible for turning the Israel operation into one of the three largest strategic innovation hubs outside the US. Mr. Lichtman was also among the leaders of the Windows 95 team and President of Softimage, a leader in media creation software. Prior to Microsoft, Mr. Lichtman held software development and management positions in several high-tech startups. Mr. Lichtman is the co-author of
the best-selling book “The complete guide to the C language” and holds a BSc Cum Laude in Computer Engineering from the Technion – Israel Institute of Technology, and an MBA from the MIT Sloan School. Mr. Lichtman is a valuable member of the Valens Board of Directors because of his extensive experience as an entrepreneur and his prior track record as a senior executive.
Michael Linse
 has served as a member of the Board of Valens since 2018. Mr. Linse has also served as the founder and managing director of Linse Capital LLC since October 2015, a growth equity firm investing in late-stage technology companies, and Levitate Capital, a venture capital firm, since March 2017. Mr. Linse serves as a director at ChargePoint Inc. (NYSE: CHPT). Prior to founding Linse Capital, Mr. Linse served as a partner at

Kleiner Perkins Caufield & Byers (“KPCB”) from 2009 until March 2016. Prior to joining KPCB, Mr. Linse worked at Goldman Sachs for over a decade, most recently as Managing Director of the alternative energy investing team. Mr. Linse holds a B.A. in Economics from Harvard University and an MBA from Harvard Business School. Mr. Linse is a valuable member of the Valens Board of Directors because of his extensive experience in venture capital and technology investment.
Ker Zhang
 is one of the founders of PTK. Mr. Zhang has been an entrepreneur in residence at Kleiner Perkins since February 2018. Mr. Zhang was Vice President and General Manager of CDMA Product and Development of Intel Corporation from October 2015 until February 2018. Mr. Zhang was Chief Executive Officer of VIA Telecom from April 2002 until it was acquired by Intel Corporation in October 2015. Mr. Zhang has been the Executive Chairman of privately-held Crossbar, Inc., since March 2019. Mr. Zhang earned his M.S. in Physics from the University of Massachusetts and his Ph.D. in Electrical Engineering from Worcester Polytechnic Institute. Mr. Zhang is a valuable member of the Valens Board of Directors because of his extensive experience as an entrepreneur and his prior track record as a senior executive and director.
Adi Yarel
 Toledano
has served as a general partner and a CFO at TLV Partners, a leading Israeli venture capital since 2018. Ms. Yarel Toledano has two decades of experience with global financial management, private fundraising, merger & acquisitions and portfolio management. At TLV Partners Ms. Yarel Toledano is in charge of all finance, legal and operations related matters including fund planning, deals structuring, fundraising, reporting, compliance, portfolio monitoring, risk management. Before joining TLV Partners Ms. Yarel Toledano was a partner CFO at Magma Ventures Partners for 14 years. Through her years as a general partner Ms. Yarel Toledano has worked closely with dozens of portfolio companies’ management and financial teams helping them grow from seed to global market leaders. Ms. Yarel Toledano is a Certified Public Accountant (CPA) in Israel and holds her B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel. Ms. Yarel Toledano is a valuable member of the Valens Board of Directors because of her extensive experience in venture capital and her prior track record as a senior executive.
Family Relationships
There are no family relationships between any of our executive officers and our directors.
Arrangements for Election of Directors and Members of Management
There are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

B.	COMPENSATION
Compensation of Directors and Executive Officers
Directors
Under the Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and (iii) the approval of its shareholders at a general meeting, unless exempted pursuant to regulations promulgated under the Companies Law. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, vote in favor of the inconsistent provisions of the compensation package, excluding abstentions; or

•
the total number of shares of
non-controlling
shareholders and shareholders who do not have a personal interest in such matter voting against the inconsistent provisions of the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer
The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material
amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (iii) the engagement terms are consistent with the company’s compensation policy.
Chief Executive Officer
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision provided that they each document the basis for their decision and the compensation is in accordance with the company’s compensation policy.
In the case of a new chief executive officer, the compensation committee may waive the shareholder approval requirement with regard to the compensation of a candidate for the chief executive officer position if the compensation committee determines that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. However, if the chief executive officer candidate will serve as a member of the board of directors, such candidate’s compensation terms as chief executive officer must be approved in accordance with the rules applicable to approval of compensation of directors.
Aggregate Compensation of Executive Officers and Directors
The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our directors and executive officers with respect to the year ended December 31, 2021 was $11.1 million. This amount includes approximately $0.3 million aside or accrued to provide pension, severance, retirement, or similar benefits, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
As of December 31, 2021, options to purchase 7,410,001 Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $0.75 per Ordinary Share as well as 7,398 Restricted Stock Units (RSUs).

The table below sets forth the compensation paid to our five most highly compensated executive officers in 2021, or the “Covered Executives” during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2021. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.
For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.
Summary Compensation Table

Information Regarding the Covered Executive (1) (thousands of dollars)
Name and Principal Position (2)	Base Salary	Benefits and Perquisites (3)	Bonus Payments	Equity- Based Compensation (4)	Total
Gideon Ben Zvi (5)	368	72	798	5,539	6,777
Dror Heldenberg	260	56	784	398	1,498
Gideon Kedem	238	51	31	387	707
Gabi Shriki	240	53	76	103	472
Eyran Lida	232	48	30	158	468

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2021.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up
payments and other benefits and perquisites consistent with our guidelines.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in this Annual Report. The relevant amounts underlying the equity awards granted to our officers during 2021, will continue to be expensed in our financial statements over a four-year period during the years 2022-2025 on account of the 2021 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were approved by the company’s compensation committee and board of directors.

(5)
Gideon
Ben-Zvi’s
Equity-Based Compensation includes an amount related to the acceleration of Ordinary Shares in the total amount of 3,396 thousand Dollars, with respect to the listing of the Company as a public Company in the New York Stock Exchange (NYSE).

Non-Employee
Directors’ Compensation
We pay each of our
non-employee
directors (other than the Chairperson of the board) an annual cash payment of $ 40,000. The Chairperson of the board is entitled to an annual cash payment of (i) $80,000; or (ii) if, prior to the listing day, such Chairperson received an annual cash payment from the Company that is higher than the amount set forth in sub-clause
(i), such higher amount, in which case, he will not be entitled to an additional payment for his membership in any board committee or for serving in the chair position thereof. Accordingly, we pay our Chairperson, Mr. Mertens, an amount of $96,000. In addition, we pay each of our non-employee
directors who serves on a board committee, the following annual payment in addition to the annual cash payment mentioned above: per membership of the audit committee, $10,000 (or $15,000 for the chairperson); per membership of the compensation committee $8,000 (or $12,000 for the chairperson); per membership of the nominating, governance and sustainability committee, $7,000 (or $10,000 for the Chairperson), and per membership of a general committee, $5,000 (or $7,000 for the chairperson). In addition, upon election (provided the director is still in office), non-employee
directors, shall be granted with equity awards under our incentive plan at a value of $175,000 (composed of restricted share unites at a fair market value of $116,725 and options to purchase ordinary shares with a fair market value of up to $58,275) which shall vest on a quarterly basis over a period of three years (the “Welcome Equity Grant”), and as of the fiscal year thereafter (provided the director is still in office), with annual equity awards at a value of $150,000 (composed of restricted share unites at a fair market value of $100,000 and options to purchase ordinary shares with a fair market value of up to $50,000) which shall vest on a quarterly basis over a period of one year (the “Annual Equity Grant”). The awards shall be accelerated in certain change of control events. The fair market value of restricted share unites is calculated in accordance with the definition included in our 2021 share incentive plan and the exercise price of the options equals to the average stock market price of the
30-trading
day period preceding the date of the grant.
Employment agreements with executive officers
We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition,
confidentiality of information and assignment of inventions. However, the enforceability of the non-competition
provisions may be limited under applicable law.
Equity Incentive Plans
2007 Share Option Plan
Valens’ 2007 Share Option Plan (the “
2007 Plan
”) was adopted by its board of directors on October 25, 2007. The 2007 Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Valens.
Authorized Shares.
As of December 31, 2021, there were options to purchase 1,338,036 Ordinary Shares outstanding under the 2007 Plan. Ordinary shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan (the “
2021 Plan
”).
Administration.
Valens’ board of directors, or a duly authorized committee of Valens’ board of directors, administers the 2007 Plan. Under the 2007 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2007 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of options, including the exercise price of an option, the fair market value of an Ordinary Share, the time and vesting schedule applicable to an option grant or the method of payment for an option, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2007 Plan and take all other actions and make all other determinations necessary for the administration of the 2007 Plan. If the administrator is a duly authorized committee of our board of directors, Valens’ board of directors will determine the grant of options to be made, if any, to members of such committee.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2007 Plan or terminate the 2007 Plan at any time before the date of expiration of its ten-year
term.
Eligibility.
The 2007 Plan provides for granting options under various tax regimes, including, without limitation, in compliance with Section 102 (“
Section
 102
”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “
Ordinance
”) and unapproved Section 102 options.
Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.
Grant.
All options granted pursuant to the 2007 Plan are evidenced by an option agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The option agreement sets forth the terms and conditions of the option, including the type of option, number of shares subject to such option, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.
Awards.
The 2007 Plan provides for options to purchase shares which may be made available from the authorized but unissued shares of Valens or from shares held in Valens’ treasury and not reserved for some other purpose.
Exercise.
An option under the 2007 Plan may be exercised by providing Valens with a written notice of exercise and full payment of the exercise price for such shares underlying the option, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. Such notice is irrevocable and may not be resigned or revised once it has been delivered to Valens its representative. An option may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with options under the 2007 Plan, the administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.
Transferability.
Neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment.
In the event of termination of a grantee’s employment or service with Valens, all vested and exercisable options held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2007 Plan.
In the event of termination of a grantee’s employment or service with Valens due to such grantee’s death, retirement or “disability” (as defined in the 2007 Plan), all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal representative or authorized assignee, as applicable, within (i) 12 months after such date death or the Termination Date due to disability (as the case may be) or (ii) the expiration date. Any options which are unvested as of the date of such termination or which are vested but not then exercised within the 12 months period following such date, will terminate and the shares covered by such options shall again be available for issuance under the 2007 Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with Valens is terminated for “cause” (as defined in the 2007 Plan), all outstanding options held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall again be available for issuance under the 2007 Plan.

Liquidation
. In the event of the proposed dissolution or liquidation of the Company, all options will expire immediately prior to the consummation of such proposed action, unless otherwise provided by the administrator.
Structural Change
. In the event of a merger, acquisition, shares sale or assets sale, then without the consent of the grantee, the administrator may, but is not required to, (i) cause any outstanding option to be assumed or substituted by such successor corporation, or (ii) provide for an exchange of outstanding options or shares for a monetary compensation; and/or (iii) determine that all unvested options and un-exercised
vested Options shall expire on the date of such Structural Change. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any option as it shall deem, in good faith, appropriate.
2012 Share Option Plan
Valens’ 2012 Share Option Plan (the “
2012 Option Plan
”) was adopted by its board of directors on February 15, 2012. The 2012 Option Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Valens.
Authorized Shares.
As of December 31, 2021, there were options outstanding to purchase 14,054,403 Ordinary Shares under the 2012 Option Plan. Ordinary shares subject to options granted under the 2012 Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan.
Any Shares (a) underlying an option granted under the 2012 Option Plan or an option granted under the 2007 Plan (and any sub-plans)
(the “
Prior Plan
”) (in an amount not to exceed 16,235,405 Shares under the Prior Plan(s)) that has expired, or was cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) any Shares issued under the Prior Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have, or (c) shares that are subject to options previously granted under the Prior Plan that are used to pay the exercise price of an option or to satisfy the Tax obligations related to an option; shall automatically, and without any further action on the part of Valens or any grantee, again be available for grant of options and shares issued upon exercise of (if applicable) vesting thereof for the purposes of the 2012 Option Plan (unless the 2012 Option Plan shall have been terminated) or unless the board determines otherwise. Such shares may, in whole or in part, be authorized but unissued shares.
Administration.
Valens’ board of directors, or a duly authorized committee of Valens’ board of directors, administers the 2012 Option Plan. Under the 2012 Option Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2012 Option Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of options, including the exercise price of an option, the fair market value of an Ordinary Share, the time and vesting schedule applicable to an option grant or the method of payment for an option, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2012 Option Plan and take all other actions and make all other determinations necessary for the administration of the 2012 Option Plan. If the administrator is a duly authorized committee of our board of directors, Valens’ board of directors will determine the grant of options to be made, if any, to members of such committee.
The administrator also has the authority to amend and rescind rules and regulations relating to the 2012 Option Plan or terminate the 2012 Option Plan at any time before the date of expiration of its ten-year
term.
Eligibility.
The 2012 Option Plan provides for granting options under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, unapproved Section 102 options, and Section 3(i) of the Ordinance.
Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee
service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.
Grant.
All options granted pursuant to the 2012 Option Plan are evidenced by an option agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The option agreement sets forth the terms and conditions of the option, number of shares subject to such option, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each option will expire ten years from the date of the grant thereof, or upon the earlier termination of the grantee’s employment, unless such shorter term of expiration is otherwise designated by the administrator.
Awards.
The 2012 Option Plan provides for options to purchase shares which may be made available from the authorized but unissued shares of Valens or from shares held in Valens’ treasury and not reserved for some other purpose.
Vesting of Options.
Unless otherwise determined by the Administration with respect to any, some or all options, each option shall vest over a
4-year
period from the date of grant, with one quarter of such options becoming vested on the first anniversary of such grant, and the remaining portion in equal parts every quarter from the first anniversary and until the fourth anniversary of such grant or as otherwise indicated in the grantee’s option agreement. An option may be subject to such other terms and conditions on the time or times when it may be exercised (including by way of performance conditions), as the Administration may deem appropriate. The vesting provisions of individual options may vary.
Unless otherwise determined by the Administration, the vesting of an option shall be postponed during any un-paid
leave of absence (excluding paid vacation, sick leave, paid maternity leave, infant care leave, medical emergency leave, military reserve duty). Upon return to service, the vesting shall continue and the vesting dates shall be postponed in accordance with the period of un-paid
leave. Additionally, the vesting of an option shall continue upon any transfer of a grantee between the Company and any affiliate (or between affiliates), as well as upon any change of grantee’s engagement status with the Company or an affiliate from employee to consultant or vice versa.
Exercise.
An option under the 2012 Option Plan may be exercised by providing Valens with a written notice of exercise and full payment of the exercise price for such shares underlying the option, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. Such notice is irrevocable and may not be resigned or revised once it has been delivered to Valens its representative. An option may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with options under the 2012 Option Plan, the administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.
Transferability.
Neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment.
In the event of termination of a grantee’s employment or service with Valens or any of its affiliates, all vested and exercisable options held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2012 Option Plan.
In the event of termination of a grantee’s employment or service with Valens or any of its affiliates due to such grantee’s death, retirement or “disability” (as defined in the 2012 Option Plan), all vested and exercisable options held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal representative or authorized assignee, as applicable, within 12 months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of such termination or which are vested but not then exercised within the 12 months period following such date, will terminate and the shares covered by such options shall again be available for issuance under the 2012 Option Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with Valens or any of its affiliates is terminated for “cause” (as defined in the 2012 Option Plan), all outstanding options held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall again be available for issuance under the 2012 Option Plan.
Liquidation
. In the event of the proposed dissolution or liquidation of the Company, all Options will expire immediately prior to the consummation of such proposed action.
M&A Transaction
. In the event of a merger, acquisition, shares sale or assets sale (each, an “
M&A Transaction
”), then without the consent of the grantee, the administrator may, at its sole discretion, (i) cause any outstanding option to be assumed or substituted by such successor corporation, (ii) provide for an exchange of options or shares for a monetary compensation; (iii) determine that all unvested Options and un-exercised
vested Options shall expire on the date of such M&A Transaction; and/or (iv) determine that the exchange, assumption, conversion or purchase detailed above will be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the M&A Transaction in relation to the ordinary shares of the Company. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any option as it shall deem, in good faith, appropriate.
2021 Share Incentive Plan
The 2021 Share Incentive Plan (the “
2021 Plan
”), was adopted by our board of directors on August 15, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, officers, consultants, advisors and other persons or entities who provide services to us in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
Shares Available for Grants.
As of December 31, 2021, there were 140,458 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 8,393,683 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 8,534,141 shares, (ii) any shares subject to awards under the 2007 and the 2012 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable
without having been exercised (in an amount not to exceed 15,442,421 shares under the 2007 and the 2012 Option Plans), and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (a) 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year, and (b) provided that on each January 1st, an amount of at least five percent (5%) of the total number of Company Ordinary Shares, on a fully diluted basis, will be available for grant under the 2021 Plan, such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination). No more than 8,534,141 Ordinary shares may be issued upon the exercise of incentive stock options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2012 Option Plan or the 2007 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
Administration.
Our board of directors or a duly authorized committee of our board of directors will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan, determine the tax track for the purpose of awards subject to Section 102 of the Ordinance and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.
The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten year term.
Eligibility.
The 2021 Plan provides for grants of awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and, for awards granted to our United States employees or service providers (including those who are deemed to be residents of the United States for tax purposes), Section 422 of the Code and Section 409A of the Code. For a description of the implications of Section 102, see above under the description of the 2019 Option Plan.
Grants.
All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.
Each Award Agreement shall provide the vesting schedule for the award as determined by the administrator. The administrator shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding award at such time and under such circumstances as it, in its sole discretion, deems appropriate.
Awards.
The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Ordinary Shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.
Options granted under the 2021 Plan to Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified
stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.
Exercise.
An award under the 2021 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee.
Transferability.
Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment.
In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (other than by reason of death or permanent disability), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
Voting Rights.
Except with respect to restricted share awards, grantees will not have the rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.
Dividends.
Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.
Transactions.
In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, and (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.
In the event of a merger or consolidation of the Company, or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award the administrator may (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the administrator to be fair in the circumstances.
2021 Employee Share Purchase Plan
The ESPP was adopted by our board of directors on August 15, 2021. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “
Section
 423 Component
”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “
Non-Section
423 Component
”).

Authorized Shares.
The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 1,400,000 shares. As of December 31, 2021, there were 1,400,000 Ordinary Shares available for purchase under the ESPP. On the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2030, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of:

•	1% of the outstanding Ordinary Shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or

•	such smaller amount as our board of directors may determine.
In no event will more than 14,000,000 Ordinary Shares (subject to adjustment as provided for in the ESPP) be available for issuance under the Section 423 Component.
ESPP Administration.
Unless otherwise determined by our board of directors, the compensation committee of our board of directors (or such other committee or sub-committee
to which our board of directors delegates administration of the ESPP) will administer the ESPP and will have the authority to interpret the terms of the ESPP, determine eligibility under the ESPP, determine when rights to purchase shares shall be granted and the provisions of each offering of such rights, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of the Company and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.
Eligibility.
Participation in the Section 423 Component may be limited in the terms of any offering to exclude an employee of the Company and any of its designated subsidiaries (a) who is a highly-compensated employee (within the meaning of Section 423(b)(4)(D) of the Code), (b) who has not a service requirement set by the administrator of the ESPP pursuant to Section 423(b)(4)(A) of the Code (such requirement not to exceed two years), (c) who customarily works less than 20 hours per week, (d) whose customary employment is for less than five months per fiscal year, and/or(e)who is a citizen or resident of a
non-U.S.
jurisdiction and the grant of a right to purchase shares under the ESPP to such employee would be prohibited under the laws of such
non-U.S.
jurisdiction or the grant of a right to purchase shares under the ESPP to such employee in compliance with the laws of such
non-U.S.
jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. Any of the foregoing exclusions must be applied in an identical manner to all employees under each offering period, in accordance with Treasury Regulation
Section 1.423-2(e).
Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the
Non-Section
423 Component). In addition, with respect to the
Non-Section
423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a
non-U.S.
jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the
Non-Section
423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods.
The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our Ordinary Shares to our employees. The timing of the offering periods will be determined by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The maximum number of shares that may be purchased by any eligible employee during a particular offering period is 1,500 shares, unless otherwise specified by the administrator in the offering document. The provisions of offerings during separate offering periods under the ESPP need not be identical.
Contributions.
Our ESPP will permit participants to purchase our Ordinary Shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections one time during each offering period.
Exercise of Purchase Right.
Amounts contributed and accumulated by the participant will be used to purchase our Ordinary Shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Ordinary Shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component). Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our Ordinary Shares. Participation ends automatically upon termination of employment with us.
Non-Transferability.
A participant may not transfer contributions credited to his or her account nor any rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.
Corporate Transactions.
In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the administrator may, in its discretion, provide that (i) each outstanding purchase right will be (a) assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, (b) terminated in exchange for cash or other property as determined by the administrator, (c) adjusted with respect to the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future; (d) cancelled with accumulated payroll deductions returned to each participant, or (ii) the participant’s accumulated payroll deductions may be used to purchase shares prior to the end of the offering period and before the date of the proposed sale, merger or similar transaction.
Amendment; Termination.
The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP is not subject to a specific termination date.

C.	BOARD PRACTICES
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including NYSE, may, subject to certain conditions, “opt out” from the requirements (described below) to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors, other than the gender diversification rule, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender. In accordance with these regulations, we elected to “opt out” from these requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder”, as such term is defined under the Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE and NASDAQ, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws, including the rules of the applicable exchange, that are applicable to U.S. domestic issuers.
We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to NYSE shareholder approval rules. Whereas under the corporate governance rules of NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33.33% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our Amended and Restated Articles of Association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33.33% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.
Board of Directors
Under the Companies Law and our Amended and Restated Articles of Association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management.
Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Under our Amended and Restated Articles of Association, the number of directors on our board of directors will be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of
the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of
directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore,
beginning with the annual general meeting of 2022, each year the term of office of only one class of directors will expire.
Our directors are divided among the three classes as follows:

•	the Class I directors will be Eyal Kishon, Moshe Lichtman and Dror Jerushalmi, their terms will expire at the annual general meeting of shareholders to be held in 2022;

•	the Class II directors, will Yahal Zilka, Michael Linse and Gideon Ben Zvi, their terms will expire at our annual meeting of shareholders to be held in 2023; and

•	the Class III directors will be Adi Yarel Toledano, Ker Zhang and Peter Mertens, their term will expire at our annual meeting of shareholders to be held in 2024.

Our directors will generally be appointed by a simple majority vote of holders of Valens ordinary shares, participating and voting (in person or by proxy) at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.
Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
Under our Amended and Restated Articles of Association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Amended and Restated Articles of Association, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.
Chairperson of the Board
Our Amended and Restated Articles of Association, provide that the board of directors shall appoint a member of the board to serve as the Chairperson. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the Chief Executive Officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.
In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer, and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.
External Directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Director Independence
The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Yahal Zilka, Moshe Lichtman, Michael Linse, Peter Mertens, Eyal Kishon, Ker Zhang and Adi Toledano Yarel are “independent directors” as defined in the NYSE listing standards and applicable SEC rules.
Audit Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
Our audit committee consists of Adi Yarel, Peter Mertens, and Ker Zhang. Adi Yarel will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Adi Yarel is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of NYSE.
Our board of directors has determined that each member of our audit committee is “independent”, as such term is defined in
Rule 10A-3(b)(1) under
the Exchange Act, which is different from the general test for independence of board and committee members.
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the corporate governance rules of the NYSE. These responsibilities include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•	overseeing the accounting and financial reporting processes of our company;

•	managing audits of our financial statements;

•	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;

•
identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for handling employee complaints relating to the management of our business and the protection to be provided to such employees.
Compensation Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain a compensation committee consisting of at least two independent directors.
Our compensation committee consists of Peter Mertens, Michael Linse and Yahal Zilka. Peter Mertens serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to the members of a compensation committee.
Compensation Committee Role
In accordance with the Companies Law, the responsibilities of the compensation committee are, among others, as follows:

•
making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, with respect to any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates to the compensation policy;

•	resolving whether to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include among others:

•
recommending to our board of directors for its approval a compensation policy, in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans, and equity-based compensation plans, overseeing the development and implementation of such policies, and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•
reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans, and the awards and agreements issued pursuant thereto, and making and determining the terms of awards to eligible persons under the plans.

Compensation Policy under the Companies Law
In general, under the Companies Law, the board of directors of a public company must approve a compensation policy after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of Valens ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

•
the majority of such Valens ordinary shares is comprised of shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•
the total number of shares
of non-controlling shareholders
and shareholders who do not have a personal interest in the compensation policy voting against the policy does not exceed two percent (2%) of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds, and after discussing again with the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.
If a company adopts a compensation policy in advance of its initial public offering (or in our case, prior to the closing of the merger) and describes such compensation policy in the prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.
The compensation policy must be based on certain considerations include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company; in particular the ratio between such cost to the average and median salary of such employees of the company, as well as possible impacts of compensation disparities between them on the work relationships in the company;

•
if the terms of employment include variable components, the possibility of reducing variable components at the discretion of the board of directors and setting a limit on the value of non-cash variable
equity-based components; and

•
if the terms of employment include severance compensation, the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which the office holder is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

•
with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria,
or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; or

•
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•
a condition under which the office holder will refund to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.
Our compensation policy is designed to retain and motivate our directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance, and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. Our compensation policy also includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer, and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses, and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic
objectives and individual targets. The annual cash bonus that may be granted to our executive officers, other than our Chief Executive Officer, will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers, other than our Chief Executive Officer, may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer is entitled to approve performance objectives for executive officers who report to him.
The measurable performance objectives of our Chief Executive Officer is determined annually by our compensation committee and board of directors.
A non-material portion
of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.
Under our compensation policy, our executive officers’ (including members of our board of directors) equity-based compensation is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our then-current equity incentive plan. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of those executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions which allow us, under certain conditions, to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that such changes are in accordance with our compensation policy), and allow us to exculpate, indemnify, and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Nominating, Governance and Sustainability Committee
Our nominating, governance and sustainability committee consists of Moshe Lichtman, Eyal Kishon and Michael Linse. Moshe Lichtman serves as chairperson of the nominating, governance and sustainability committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election of directors;

•	assessing the performance of the members of our board;

•	overseeing the Company’s ESG policies, programs, and strategies; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Internal Auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2021, Ms. Dafna Barzilai, CPA from Dafna Barzilai & Co., is acting as our internal auditor
Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Management—Management and Board of Directors” is an office holder under the Companies Law.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would act under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for the office holder’s approval or performed by virtue of the office holder’s position; and

•	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the Company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of the office holder’s duties in the company and the office holder’s other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for the office holder or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of the office holder’s position.
Under the Companies Law, a company may approve an act, specified above, which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the personal interest of the office holder is disclosed a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.
Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions
The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.
If it is determined that an office holder has a personal interest in a non-extraordinary transaction
(meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.
In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, Insurance and Indemnification of Office Holders
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our Amended and Restated Articles of Association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder from the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;

•
reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”); and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder pursuant to certain provisions of the Israeli Economic Competition Law, 5748-1988.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

•	An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction, or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets, or obligations.
Our Amended and Restated Articles of Association allow us to exculpate, indemnify, and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $100 million and 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.	EMPLOYEES
As of December 31, 2021, we had 263 full-time employees. Among our full-time employees as of December 31, 2021, 248 were in Israel.
In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations (for additional information see Note 2(l) to the financial statements attached to this Annual Report).
None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.
We have never experienced labor-related work stoppages or strikes.

E.	SHARE OWNERSHIP
For information regarding the share ownership of directors and officers, see Item 7.A. “
Major Shareholders and Related Party Transactions—Major Shareholders
.” For information as to our equity incentive plans, see Item 6.B. “
Director, Senior Management and Employees—Compensation—
Equity incentive plans
.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of February 7, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.
The percentage of Ordinary Shares beneficially owned is computed on the basis of 98,128,655 Ordinary Shares outstanding as of February 7, 2022.
Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them.

Name	Beneficially Owned	% out of Issued
5% Holders:
Genesis Partners III L.P. (1)	14,683,299	14.96%
Magma Venture Capital (2)	19,140,612	19.51%
Linse Capital LLC (3)	11,190,619	11.40%
GIC Private Limited (4)	5,000,000	5.10%
PTK Holdings LLC (5)	6,605,000	6.73%
Executive Officers and Directors:

Gideon Ben-Zvi (6)	1,954,250	1.99%
Dror Heldenberg (7)	727,872	( *)
Gabi Shriki (8)	377,713	( *)
Gideon Kedem (9)	115,943	( *)
Eyran Lida (10)	1,499,645	1.53%
Peter Mertens (11)	192,743	( *)
Yahal Zilka (12)	19,147,792	19.51%
Eyal Kishon (13)	16,189,358	16.50%
Dror Jerushalmi (14)	2,903,597	2.96%
Moshe Lichtman (15)	3,497,024	3.56%
Michael Linse (16)	11,197,853	11.41%
Ker Zhang (17)	8,441	6.74%
Adi Yarel Toledano (18)	8,441	( *)
All Executive Officers and Directors as a Group	57,820,672

*	Less than 1%.
(1)
Based on information reported on a Schedule 13G filed on February 9, 2022, consists of 14,683,299 ordinary shares held by Genesis Partners III L.P. Genesis Partners III L.P. is controlled by Eyal Kishon. Kishon otherwise disclaims beneficial ownership over the shares beneficially owned by Genesis Partners III L.P. The address for Genesis Partners III L.P. is Ackerstein Towers, Bldg B, 4th Flr., Herzliya, Israel, 46733.

(2)
Based on information reported on a Schedule 13G filed on February 8, 2022, consists of 2,526,281 ordinary shares held by Magma Venture Capital II (Israel), L.P., 12,817,180 ordinary shares held by Magma Venture Capital II L.P., 293,001 ordinary shares held by Magma Venture Capital II CEO Fund, L.P. and 3,504,150 ordinary shares held by Valens Co Investment Fund L.P. Magma Venture Capital II (Israel), L.P., Magma Venture Capital II L.P. and Magma Venture Capital II CEO Fund, L.P. are controlled by their general partner, Magma Venture Capital Management II LP. Valens Co Investment Fund L.P. is controlled by its co-general
partner, Magma Venture Capital Management II L.P. Magma Venture Capital Management II LP is controlled by Magma Venture Partners General Partner Ltd, the directors of which are Yahal Zilka and Modi Rosen. The address for Magma Venture Capital II (Israel), L.P, Magma Venture Capital II L.P., Magma Venture Capital II CEO Fund, L.P. and Valens Co Investment Fund L.P. is 22 Rothschild Blvd., Tel Aviv, 6688218.

(3)
Based on information reported on a Schedule 13G filed on February 11, 2022, consists of 11,190,619 shares held by Linse Capital VAL, LLC (“Linse VAL”). Linse Capital LLC (“Linse Capital”) is the manager of Linse VAL. Michael Linse (“Linse”) is the managing director of Linse Capital. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital. The address for Linse Capital LLC is 53 Calle Palmeras, Suite 601, San Juan, Puerto Rico 00901.

(4)
Based on information reported on a Schedule 13G filed on October 12, 2021, GIC Private Limited (“GIC”) is a private limited company incorporated in Singapore. GIC is wholly-owned by the Government of Singapore (“GoS” and was set up with the sole purpose of managing Singapore’s foreign reserves for GoS and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 3,666,271 securities beneficially owned by it. GIC shares power to vote and dispose of 1,333,729 securities beneficially owned by it with MAS. The Government of Singapore disclaims beneficial ownership of such shares. The address for GIC Private Limited is 168, Robinson
Road, #37-01, Capital
Tower, Singapore 068912.

(5)
Based on information reported on a Schedule 13G filed on January 31, 2021, consists of 6,605,000 Ordinary Shares. The address of PTK Holdings LLC (the “Sponsor”) is 4601 Wilshire Boulevard Suite 240, Los Angeles, CA 90010-3883.

(6)	Consists of 1,954,250 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(7)	Consists of 727,872 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(8)	Consists of 377,713 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(9)	Consists of 115,934 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(10)	Consists of 852,413 Ordinary Shares and 647,232 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(11)	Consists of 192,743 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(12)
Consists of 7,234 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th
,2022. In addition, Yahal Zilka is Managing Partner of Magma Venture Capital and may be deemed to share voting and dispositive power of the shares held by Magma Venture Capital described above. Furthermore, Mr. Zilka is a General Partner of
Valens Co-Investment Fund
and may be deemed to share voting and dispositive power of the 3,504,096 shares held by
Valens Co-Investment Fund.
Mr. Zilka otherwise disclaims beneficial ownership over the shares beneficially owned by Magma Venture Capital and
Valens Co-Investment Fund
L.P.

(13)
Consists of 7,234 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th
,2022. In addition, Eyal Kishon is a General Partner of Genesis Partners III L.P. and may be deemed to share voting and dispositive power of the shares held by Genesis Partners III L.P. described above. Furthermore, Mr. Kishon is a General Partner of Valens S.P.V. and may be deemed to share voting and dispositive power of the 1,498,825 shares held by Valens S.P.V. Mr. Kishon otherwise disclaims beneficial ownership over the shares beneficially owned by Genesis Partners III L.P. and Valens S.P.V.

(14)	Consists of 1,106,428 Ordinary Shares and 1,797,169 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 7 th ,2022.
(15)	Consists of 7,234 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(16)
Consists of 7,234 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th
,2022. In addition, Michael Linse is the founder and Managing Director of Linse Capital LLC and may be deemed to share voting and dispositive power of the shares held by Linse Capital LLC described above. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital described above.

(17)	Consists of 8,441 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th ,2022.
(18)	Consists of 8,441 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 7 th , 2022.
Registered Holders
Based on a review of the information provided to us by our transfer agent, as of December 31, 2021, there were 10 registered holders of our shares in the United States, one of which Cede & Co., the nominee of the Depository Trust Company is a United States registered holder, holding approximately 3.66% of our outstanding Ordinary Shares.

B.	RELATED PARTY TRANSACTIONS
The below is a description of all reportable related party transactions since January 1, 2020.
Rights of Appointment
Valens’ board of directors consists of nine directors. Pursuant to Valens’ articles of association as in effect immediately prior to the Business Combination, certain of Valens’ shareholders, including related parties, had rights to appoint directors and observers to its board of directors. As part of the Business Combination, Mr. Ker Zhang joined Valens’ board of directors.
All rights to appoint directors and observers terminated upon the closing of the Business Combination.

Agreements with Officers
Employment Agreements.
 Valens has entered into employment agreements with each of its executive officers, specifying the terms of each individual’s employment or service, as applicable. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.
In February 2020, the Company changed the employment terms of Mr. Dror Jerushalmi, who is also a member of the Board of Directors, into a fixed term employment of 5 years, ending in January 2025.
Options and RSUs.
 Since Valens’ inception, Valens has granted options to purchase Valens ordinary shares and RSUs to its executive officers and directors. Such ordinary shares issuable under these options and RSUs are subject to contractual lock-up provisions
under the Amended Articles of Association of the Company.
Exculpation, indemnification, and insurance.
 Valens’ Amended and Restated Articles of Association permit it to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. Valens intends to enter into agreements with certain officeholders, exculpating them from a breach of their duty of care to Valens to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.
Investors’ Rights Agreement
Concurrently with the execution of the Business Combination Agreement, Valens, the Sponsor and certain shareholders of Valens entered into the Investors’ Rights Agreement pursuant to which, following completion of the Transactions, Valens agreed to register for resale upon demand certain Valens ordinary shares that are held by the parties thereto from time to time. In certain circumstances, various parties to the Investors’ Rights Agreement will also be entitled to customary piggyback registration rights, in each case subject to certain limitations set forth in the Investors’ Rights Agreement. In addition, the Investors’ Rights Agreement provides that Valens will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The rights granted under the Investors’ Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to Valens securities, and all such prior agreements shall be terminated.
Loans Granted to Members of the Board of Directors or Executive Management
As of the date of this Annual Report, we have no outstanding loan or guarantee commitments to members of the board of directors or management.
Indemnification Agreements
We have entered into indemnification agreements with our directors and executive officers. See “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”
Other Related Party Transactions
As of December 31, 2021, and 2020, the Company accrued $142 and $0, respectively, for services provided to the SPAC by its Sponsor in connection with the Merger.

Approval of Related Party Transactions under Israeli Law
For a discussion of the approval of related party transactions under Israeli law, see “Management—Approval of Related Party Transactions under Israeli Law.”

C.	INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18 of this Annual Report for consolidated financial statements and other financial information.
Legal Proceedings
From time to time, Valens may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Valens is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Valens, would individually or in the aggregate have a material effect on its business or financial condition.

B.	SIGNIFICANT CHANGES
None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS
The Ordinary Shares and Warrants are listed on The New York Stock Exchange under the symbols “VLN” and “VLNW”, respectively.

B.	PLAN OF DISTRIBUTION
Not applicable.

C.	MARKETS
See “Part I, Item 9. The Offer and Listing—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS
Not applicable.

E.	DILUTION
Not applicable.

F.	EXPENSES OF THE ISSUE
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL
Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
A copy of our Amended Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.
Share Capital
As of December 31, 2021, we had 98,128,655 ordinary shares outstanding
.

C.	MATERIAL CONTRACTS
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•	Form of Indemnification Agreement. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•	Compensation Policy for Directors and Officers. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•	Valens Semiconductor Ltd. 2007 Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•	Valens Semiconductor Ltd. 2012 Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•	Valens Semiconductor Ltd. 2021 Share Incentive Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

•
For more information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

D.	EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli
holders of our Ordinary Shares and Warrants. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the Ordinary Shares or Warrants, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.
The ownership or voting of our Ordinary Shares and Warrants by non-residents
of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Amended Articles or by the laws of the State of Israel.

E.	TAXATION
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) concerning the ownership and disposition of Valens ordinary shares and Valens warrants, as well as the potential application of Section 7874 of the Code to Valens as a result of the Business Combination. This discussion applies only to the Valens ordinary shares and Valens warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Valens ordinary shares and Valens warrants. The effects of and consequences under other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax consequences and any applicable state, local or
non-U.S.
tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Valens has not sought and will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.
This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	brokers, dealers or traders in securities that use a mark to market method of accounting;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•
persons holding Valens ordinary shares and/or Valens warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Valens ordinary shares and/or Valens warrants, as the case may be, being taken into account in an applicable financial statement;

•	persons that actually or constructively own 5% or more (by vote or value) of the outstanding Valens ordinary shares;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•	U.S. Holders having a functional currency other than the U.S. dollar;

•	persons who hold or received Valens ordinary shares and/or Valens warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.
For purposes of this discussion, a “
U.S. Holder
” is any beneficial owner of Valens ordinary shares and/or Valens warrants, as the case may be, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Valens ordinary shares and/or Valens warrants, the tax treatment of an owner of such entity will depend on the status of the owner, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND
NON-U.S.
INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF VALENS ORDINARY SHARES AND VALENS WARRANTS.
U.S. Federal Income Tax Treatment of Valens
Tax Residence of Valens for U.S. Federal Income Tax Purposes
Although Valens is incorporated and tax resident in Israel, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or
non-U.S.
tax resident) if it is not organized in the United States. Because Valens is an entity incorporated and tax resident in Israel, it would generally be classified as a foreign corporation (or
non-U.S.
tax resident) under these rules. However, Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.
Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the former shareholders of the acquired U.S. corporation hold or are treated as holding, by vote or value, at least 80% (or 60% where Valens is tax resident in a jurisdiction other than Israel, which Valens believes was not applicable in respect of the Business Combination) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “
Section
 7874 Percentage
”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities (the “
Substantial Business Activities Exception
”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. The Treasury regulations promulgated under Section 7874 of the Code (the “Section 7874 Regulations”) provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 of the Code as part of a plan or conducted over a
36-month
period. Moreover, certain acquisitions of U.S. corporations over a
36-month
period will impact the Section 7874 Percentage, making it more likely that Section 7874 of the Code will apply to a foreign acquiring corporation.
Valens has indirectly acquired substantially all of the assets of PTK as a result of the Business Combination. As such, Section 7874 of the Code may apply to cause Valens to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination depending on whether the Section 7874 Percentage equals or exceeds 80% or whether the Substantial Business Activities Exception is met.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, Valens believes that the Section 7874 Percentage of the PTK stockholders in Valens should have been less than 80% after the Business Combination. Accordingly, Valens is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Moreover, former PTK securityholders will be deemed to own an amount of Valens ordinary shares in respect to certain redemptions by PTK of shares of common stock of PTK prior to the Business Combination for purposes of determining the Section 7874 Percentage. Accordingly, there can be no assurance that the IRS will not challenge the status of Valens as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.
If the IRS were to successfully challenge under Section 7874 of Code Valens’ status as a foreign corporation for U.S. federal income tax purposes, Valens and certain Valens shareholders generally would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Valens and potential future withholding taxes on distributions to
non-U.S.
Valens shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.
However, even if the Section 7874 Percentage was such that Valens were still respected as a foreign corporation under Section 7874 of the Code, Valens may be limited in using its equity to engage in future acquisitions of U.S. corporations over a
36-month
period following the Business Combination. If Valens were to be treated as acquiring substantially all of the assets of a U.S. corporation within a
36-month
period after the Business Combination, the Section 7874 Regulations would exclude certain shares of Valens attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code would apply to such subsequent acquisition.
The remainder of this discussion assumes that Valens will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
Utilization of PTK’s Tax Attributes and Certain Other Adverse Tax Consequences to Valens and Valens’ Shareholders.
Following the acquisition of a U.S. corporation by a foreign corporation, such as in the Business Combination, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. Specifically, Section 7874 of the Code can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold or are treated as holding at least 60% (by vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.
Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, Valens currently believes that the Section 7874 Percentage should have been less than 60% after the Business Combination. Accordingly, the limitations and other rules described above and below are not expected to apply to Valens or PTK after the Business Combination.

If the Section 7874 Percentage applicable to the Business Combination is at least 60% but less than 80%, Valens and certain of Valens’ shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a
10-year
period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Valens include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%. PTK did not have tax attributes to offset any inversion gain which might exist, regardless of whether PTK had any amount of inversion gain. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, Valens does not believe that PTK had a significant amount of inversion gain as a result of the Business Combination. Moreover, if it is determined that the Section 7874 Percentage is at least 60% (but less than 80%) and that Valens is tax resident in a jurisdiction other than Israel, Valens would be treated as a U.S. corporation under Section 7874 of the Code in the same manner as described above under
“—Tax Residence of Valens for U.S. Federal Income Tax Purposes
.”
The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain uncertainties. There can be no assurance that the IRS will not challenge whether Valens is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Valens, significant adverse tax consequences would result for Valens and for certain Valens shareholders, including a higher effective corporate tax rate on Valens.
The remainder of this discussion assumes that the limitations and other rules described above do not apply to Valens or PTK after the Business Combination.
U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens Ordinary Shares and Valens Warrants to U.S. Holders
Distributions on Valens Ordinary Shares
If Valens makes distributions of cash or property on the Valens ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of Valens’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free
return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. As Valens does not calculate its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Subject to the discussions above under “—
Utilization of PTK’s Tax Attributes and Certain Other Adverse Tax Consequences to Valens and Valens’ Shareholders
” and below under “—
Passive Foreign Investment Company Rules
,” dividends received by certain
non-corporate
U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•
either (a) the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, where the Valens ordinary shares are listed), or (b) Valens is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•
Valens is neither a PFIC (as discussed below under below under “—
Passive Foreign Investment Company Rules
”) nor treated as such with respect to the U.S. Holder for Valens’ taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
There can be no assurances that Valens will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel. Furthermore, Valens will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for its taxable year in which it pays a dividend or for the preceding taxable year. See “—
Passive Foreign Investment Company Rules.
” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Valens ordinary shares.
The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to certain exceptions (including the discussion in the next paragraph), dividends on Valens ordinary shares will constitute foreign source income for foreign tax credit limitation purpose. Israeli taxes withheld from dividends at a rate not exceeding any applicable rate provided by the income tax treaty between the United States and Israel (the “
Treaty
”) may be creditable against the U.S. Holder’s U.S. federal income tax liability. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Valens with respect to the Valens ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
If Valens is a “United States-owned foreign corporation,” however, subject to certain exceptions the portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized
as U.S. source for foreign tax credit purposes. A “United States owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more of the stock (by vote or by value). The rules governing the treatment of foreign taxes and foreign tax credits are complex, and U.S. Holders should consult their own tax advisors about the impact of these rules in their particular situations.
Sale, Exchange, Redemption or Other Taxable Disposition of Valens Ordinary Shares and Valens Warrants
Subject to the discussion below under “—
Passive Foreign Investment Company Rules
,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Valens ordinary shares or Valens warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Valens ordinary shares and/or Valens warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Valens ordinary shares or Valens warrants generally will be capital gain or loss. A non-corporate
U.S. Holder, including an individual, who has held the Valens ordinary shares and/or Valens warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.
Any such gain or loss recognized generally will be treated as U.S. source gain or loss for foreign tax credit purposes. Israeli taxes on capital gains will generally not be eligible for foreign tax credits to the extent that the U.S. Holder is entitled to an exemption from such taxes under Israeli domestic law or the Treaty. U.S. Holders are urged to consult their own tax advisors regarding their ability to obtain a foreign tax credit or deduction in other circumstances, as well as the application of the Treaty in their particular circumstances.

Exercise or Lapse of a Valens Warrant
Except as discussed below with respect to the cashless exercise of a Valens warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Valens ordinary share on the exercise of a Valens warrant for cash. A U.S. Holder’s tax basis in a Valens ordinary shares received upon exercise of the Valens warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Valens warrant exercised and the exercise price. The U.S. Holder’s holding period for a Valens ordinary share received upon exercise of the Valens warrant will generally begin on the date following the date of exercise (or possibly the date of exercise) of the Valens warrant and will not include the period during which the U.S. Holder held the Valens warrant. If a Valens warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Valens warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Valens warrant. The tax consequences of a cashless exercise of a Valens warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred,
either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Valens ordinary shares received would generally equal the U.S. Holder’s basis in the Valens warrants exercised for such shares. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Valens ordinary shares would generally be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Valens ordinary shares would generally include the holding period of the Valens warrants exercised therefor.
It is also possible that a cashless exercise of a Valens warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—
Sale, Exchange, Redemption or Other Taxable Disposition of Valens Ordinary Shares and Valens Warrants
.” In such event, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Valens warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Valens warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Valens ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the Valens warrants deemed exercised and (ii) the exercise price of such Valens warrants. A U.S. Holder’s holding period for the Valens ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Valens warrants.
Possible Constructive Distributions
The terms of each Valens warrant provide for an adjustment to the number of Valens ordinary shares for which the Valens warrant may be exercised or to the exercise price of the Valens warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Valens warrant would, however, be treated as receiving a constructive distribution from Valens if, for example, the adjustment increases the holder’s proportionate interest in Valens’ assets or earnings and profits (for instance, through an increase in the number of Valens ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Valens ordinary shares which is taxable to the U.S. Holders of such shares as described under “—
Distributions on Valens Ordinary Shares
” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Valens warrant received a cash distribution from Valens equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the Valens ordinary shares or Valens warrants could be materially different from that described above, if Valens is treated as a PFIC for U.S. federal income tax purposes. A
non-U.S.
entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For this purpose, Valens will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Valens owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes dividends, interest, rents, royalties and capital gains.
Based on the composition of the income and assets and the operations of Valens and its subsidiaries, Valens believes that it was not a PFIC for 2021. However, there can be no assurances in this regard or any assurances that Valens will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.
Whether Valens or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether Valens or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets. Changes in the composition of the income or assets of Valens and its subsidiaries may cause Valens to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Valens were considered a PFIC at any time that a U.S. Holder owns Valens ordinary shares or Valens warrants, Valens would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Valens ordinary shares and/or Valens warrants at their fair market value on the last day of the last taxable year in which Valens is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below, but any loss would not be recognized. After the deemed sale election, the Valens ordinary shares or Valens warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Valens subsequently becomes a PFIC.
For each taxable year that Valens is treated as a PFIC with respect to a U.S. Holder’s Valens ordinary shares or Valens warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Valens ordinary shares (collectively the “
Excess Distribution Rules
”), unless the U.S. Holder makes a valid QEF election or
mark-to-market
election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Valens ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Valens ordinary shares;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Valens is a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Valens ordinary shares or Valens warrants cannot be treated as capital gains, even though the U.S. Holder holds the Valens ordinary shares or Valens warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Valens may hold, directly or indirectly, that are PFICs (collectively, “
Lower-Tier PFICs
”) if Valens is treated as a PFIC. There can be no assurance, however, that Valens does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Valens’ subsidiaries. If Valens is a PFIC, a U.S. Holder of Valens ordinary shares (but not Valens warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“
QEF
”) election. However, a U.S. Holder may make a QEF election with respect to its Valens ordinary shares only if Valens provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Upon written request, Valens will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the Valens ordinary shares in the event Valens is treated as a PFIC for any taxable year. There can be no assurance, however, that Valens will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of Valens warrants will not be able to make a QEF election with respect to their warrants.
In the event Valens is a PFIC, a U.S. Holder that makes a QEF election with respect to its Valens ordinary shares would generally be required to include in income for each year that Valens is treated as a PFIC the U.S. Holder’s pro rata share of Valens’ ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Valens ordinary shares. Any net deficits or net capital losses of Valens for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the Valens ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the Valens ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Valens ordinary shares by a corresponding amount.
If Valens owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Valens’ providing the relevant tax information for each Lower-Tier PFIC on an annual basis.
If a U.S. Holder does not make a QEF election (or a
mark-to-market
election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the Valens ordinary shares in which Valens is a PFIC, then the Valens ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its Valens ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Valens ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its Valens ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.
U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election in case Valens is a PFIC for any taxable year.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market
election for its Valens ordinary shares to elect out of the Excess Distribution Rules discussed above if Valens is treated as a PFIC. If a U.S. Holder makes a mark-to-market
election with respect to its Valens ordinary shares, such U.S. Holder will include in income for each year that Valens is treated as a PFIC with respect to such Valens ordinary shares an amount equal to the excess, if any, of the fair market value of the Valens ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Valens ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Valens ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market
gains on the Valens ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market
election, as well as gain on the actual sale or other disposition of the Valens ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market
loss on the Valens ordinary shares, as well as to any loss realized on the actual sale or disposition of the Valens ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market
gains for such Valens ordinary shares previously included in income. A U.S. Holder’s basis in the Valens ordinary shares will be adjusted to reflect any mark-to-market
income or loss. If a U.S. Holder makes a
mark-to-market
election, any distributions Valens makes would generally be subject to the rules discussed above under “
—Distributions on Valens ordinary shares
,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Valens warrants will not be able to make a mark-to-market
election with respect to their Valens warrants.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Valens ordinary shares, which are listed on the NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Valens ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market
election cannot be made for equity interests in any Lower-Tier PFICs the shares of which are not “marketable stock”, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market
election is made for Valens.
If a U.S. Holder does not make a
mark-to-market
election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Valens ordinary shares in which Valens is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market
election with respect to the Valens ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market
election becomes effective, including with respect to any
mark-to-market
gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark
election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market
with respect to its Valens ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market
election, as well as the impact of such election on interests in any Lower-Tier PFICs.
A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Valens is a PFIC.
U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.
Foreign Account Tax Compliance Act
The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain
non-U.S.
financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of Valens ordinary shares and to withhold on a portion of payments with respect to our ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant
intermediaries). This withholding tax made with respect to Valens ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”. An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our ordinary shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.
Information Reporting and Backup Withholding
Information reporting requirements may apply to dividends received by U.S. Holders of Valens ordinary shares and the proceeds received on sale or other taxable the disposition of Valens ordinary shares or Valens warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form
W-9
provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Valens ordinary shares and proceeds from the sale, exchange, redemption or other disposition of Valens ordinary shares or Valens warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Material Israeli Tax Considerations
Israeli tax considerations
The following is a brief summary of the material Israeli tax laws applicable to Valens, and certain Israeli Government programs that benefit Valens. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of Valens ordinary shares or warrants purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities, trusts or foundations, partnerships, controlled foreign corporations and any other type of taxpayer that are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, Valens cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate tax rate.
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.
Following are the main tax benefits available to Industrial Companies:

•
Amortization of the cost of purchased patent, rights to use a patent, and know-how, which are
used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

•	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.
Every year, we can apply to the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as Office of Chief Scientist) (“
IIA
”) for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application, if made, will be accepted. If we are not be able to deduct research and development expenses during the year they were incurred, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.
Law for the Encouragement of Capital Investments, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain eligible companies with incentives for capital investments in production facilities (or other eligible assets) and certain tax benefits with respect to certain eligible income.
The Investment Law was significantly amended effective as of April 1, 2005 (the “
2005 Amendment
”), as of January 1, 2011 (the “
2011 Amendment
”) and as of January 1, 2017 (the “
2017 Amendment
”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or instead irrevocably, elect to forego such benefits and apply the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Preferred or Special Preferred Technological Enterprises, alongside the existing tax benefits.
The following discussion is a summary of the Investment Law following its most recent and amendments:

Tax benefits under the 2011 amendment
The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.
Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the
below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20%
(iii) non-Israeli residents
(individuals and corporations)–20%, (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20%, or such lower tax rate under the provisions of any applicable double tax treaty)
The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.
As of December 31, 2021 Valens did not apply the new benefits under the Preferred Enterprise regime.
New tax benefits under the 2017 amendment that became effective on January 1, 2017
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. The 2017 Amendment will apply to a Preferred Company which meets the “Preferred Enterprise” condition and certain additional conditions, including, all the following:

•	the company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to the average of 7% of its total revenue or exceed NIS 75 million per year; and

•
the company must also satisfy one of the following conditions: (1) the full salary of the lowest between at least 20% of the company’s overall workforce, or at least 200 employees, was recorded and paid as R&D expenses in the company’s financial statements; (2) a venture capital investment of an amount of at least NIS 8 million was previously made in the company; or (3) a growth in sales by an average of 25% over the three years preceding the tax year (provided transactions revenue of over NIS 10 million for the said years); (4) a growth in workforce by an average of 25% over the three years preceding the tax year (provided that the company employed at least 50 employees in the said years)

A Preferred Company satisfying certain conditions (including the conditions as stated above) will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A”. In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (group-consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise to Israeli shareholders , paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in case of non-Israeli
shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%. Please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company.
As of December 31, 2021 Valens did not apply for a tax ruling from the Israeli Tax Authority or implemented benefits under The Preferred Technological Enterprise regime.
From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.
Taxation of our shareholders and warrant holders
Capital gains taxes
applicable to non-Israeli resident shareholders
and warrant holders.
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if
those assets (i) are located in Israel, (ii) are shares or a right to shares (e.g. Valens warrants) in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Valens ordinary shares or warrants will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period
(or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

A non-Israeli resident that
derives capital gains from the sale of shares or a right to shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if the capital gains derived from the sale of the shares or right to shares were not attributed to a fixed enterprise that the non-resident maintains in
Israel. However, non-Israeli corporations will
not be entitled to the foregoing exemption if Israeli residents: (i) hold, whether directly or indirectly, more than 25% of the means of control, as such term is defined above, in such non-Israeli corporation
or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares or right to shares are deemed to be business income.
Additionally, a sale of securities
by a non-Israeli resident may
be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares or a right to shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares or a right to shares would be subject to Israeli tax, to the extent applicable.
In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares or warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation
).
Capital gains taxes applicable to Israeli resident shareholders and warrant holders.
An Israeli resident corporation that derives capital gains from the sale of shares or a right to shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022, not including Excess Tax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares or a right to shares. With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% starting in 2018) will be imposed on the sale of our traded shares or warrants, unless contrary provisions in a relevant tax treaty applies.
A Company Warrant generally should not recognize gain or loss upon the exercise of such warrant, if the warrant was purchased or received in return for an investment. An ordinary share acquired pursuant to the exercise of such warrant for cash generally will have a tax basis equal to the holder’s tax basis in the Company Warrant, if any, increased by the amount paid to exercise the Company Warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the warrant. If a Company Warrant is allowed to lapse unexercised, the holder generally will recognize a capital loss equal to such holder’s tax basis in the such warrant.

It is possible that a cashless exercise would be treated as a taxable exchange in which gain or loss is recognized. In such event, a holder could be deemed to have surrendered a number of warrants with a fair market value equal to the exercise price for the number of warrants deemed exercised. For this purpose, the number of warrants deemed exercised would be equal to the number of warrants that would entitle the holder to receive upon exercise the number of ordinary shares issued pursuant to the cashless exercise of the warrants. In this situation, the holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the warrants deemed surrendered which will be taxable to the holders of such ordinary shares as described under “
—Taxation of our shareholders.
”
Taxation of Israeli shareholders on receipt of dividends.
An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129(C)(a)(1) of the Israeli Tax Ordinance is exempt from tax on dividend.
Taxation of non-Israeli shareholders on
receipt of dividends.
Non-Israeli residents (either
individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Technological Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), unless a reduced rate is provided under an applicable tax treaty (the reduced rates stated in this paragraph are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax ratesrate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Beneficiary Enterprise, a Preferred Enterprise or a Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

A foreign resident receiving dividend income from an Israeli company, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Surtax (see below) in accordance with section 121B of the Ordinance.
Israeli Tax Withholding.
In addition to all of the above, any payment made by an Israeli resident company may be subject to Israeli withholding tax, regardless of whether the recipient should be subject to Israeli tax with respect to the receipt of such payment, unless the recipient provides the company with a valid certificate issued by the Israel Tax Authority to exempt the recipient from such withholding tax liability.
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are
also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.
Israeli Transfer Pricing Regulations
On November 29, 2006, Income Tax Regulations (Determination of Market Terms) promulgated under Section 85A of the Tax Ordinance, came into effect (“
TP Regulations
”). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.

F.	DIVIDENDS AND PAYING AGENTS
Not applicable.

G.	STATEMENT BY EXPERTS
Not applicable.

H.	DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form
20-F
and reports on Form
6-K.
The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is
www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

I.	SUBSIDIARY INFORMATION
Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. We do not hold or issue financial instruments for trading purposes. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES
Not applicable.

12.B.	WARRANTS AND RIGHTS
Not applicable.

12.C.	OTHER SECURITIES
Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
Our Amended Articles took effect on September 29, 2021 in connection with the Business Combination. A copy of our Amended Articles is filed as Exhibit 1.1 to this Annual Report. See Item “Part I, Item 10. Additional Information—Memorandum and Articles of Association.”
Use of Proceeds
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.
Changes in Internal Control over Financial Reporting
This Annual Report does not include disclosure of changes in internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ITEM 16.

A.	AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that Adi Yarel Toledano is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of NYSE.

B.	CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of
20-F
under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or NYSE. Our Code of Business Conduct and Ethics is available on our website at
https://investors.valens.com/governance/governance-documents/default.aspx
. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees Paid to the Auditors
The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2021	2020
	(in thousands of U.S. dollars)
Audit fees(1)	$262	$40
Audit-related fees(2)	409	—
Tax fees(3)	70	24
All other fees(4)	1	—

Total	$742	$64

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form
6-K,
and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)
“Audit-related fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end
financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to automation tool.
Pre-Approval
Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit
services provided by our auditors.
All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval
policy.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

G.	CORPORATE GOVERNANCE
We are a “foreign private issuer” (as such term is defined in Rule
3b-4
under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the New York Stock Exchange rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings and with respect to the shareholder approval requirements. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33
1
/3% of the issued share capital required under the New York Stock Exchange corporate governance rules.
We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the New York Stock Exchange. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other New York Stock Exchange listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the New York Stock Exchange listing rules applicable to domestic issuers..

H.	MINE SAFETY DISCLOSURE
Not applicable.

I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Part III, Item 18. Financial Information.”

ITEM 18.	FINANCIAL STATEMENTS
Please refer to pages
F-1
through F-36 of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Articles of Association of Valens Semiconductor Ltd.

2.1*	Description of Securities

4.1*	Business Combination Agreement, dated as of May 25, 2021, by and among Valens, PTK and Merger Sub.

4.2	Warrant Agreement, dated as of July 13, 2020, between Continental and PTK (incorporated by reference to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.3	Specimen Ordinary Share Certificate of Valens (incorporated by reference to Exhibit 4.7 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.4	Specimen Warrant Certificate of Valens (incorporated by reference to Exhibit 4.8 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.5	Form of Amended and Restated Warrant Agreement, by and among Valens, PTK and Continental. (incorporated by reference to Exhibit 4.9 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.6	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens, certain equityholders of Valens and certain equityholders of PTK. (incorporated by reference to Exhibit 4.10 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.7*†††	Valens Semiconductor Ltd. Compensation Policy

4.8†††	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.5 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended)

4.9	Form of Subscription Agreement, by and between Valens and the subscribers party thereto (incorporated by reference to Exhibit 10.4 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.11	Form of Support Agreement, dated as of May 25, 2021, by and among Valens, PTK and certain equityholders of Valens. (Incorporated by reference to Exhibit 10.2 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.12†††	Investment Management Trust Agreement, dated as of July 13, 2020, by and between Continental and PTK (incorporated by reference to Exhibit 10.2 to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.13	Sponsor Letter Agreement, dated as of May 25, 2021, by certain officers, directors and initial stockholders of PTK in favor of Valens and PTK. (incorporated by reference to Exhibit 10.3 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.14*†††	Valens Semiconductor Ltd. 2007 Option Plan

4.15*†††	Valens Semiconductor Ltd. 2012 Option Plan

4.16*†††	Valens Semiconductor Ltd. 2021 Share Incentive Plan

4.17*†††	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan

8.1*	List of subsidiaries of Valens Semiconductor Ltd.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†
Schedules and exhibits to this Exhibit omitted pursuant to
Regulation S-K Item
601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
†††	Indicates a management contract or compensatory plan.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
VALENS SEMICONDUCTOR LTD.

Date: March 2, 2022	By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date: March 2, 2022	By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Valens Semiconductor Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Valens Semiconductor Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its
operations and its
cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 2, 2022	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
We have served as the Company’s auditor since 2019.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,
P.O. Box 7187 Tel-Aviv 6107120, Telephone: +972-3-7954555, Fax: +972-3-7954556, www.pwc.com/il

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2021	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents		56,791	26,316
Short-term deposits		117,568	35,254
Trade accounts receivable		7,095	8,679
Prepaid expenses		6,927	2,344
Other current assets		1,328	625
Inventories	3	9,322	3,159

TOTAL CURRENT ASSETS		199,031	76,377

LONG-TERM ASSETS:
Property and equipment, net	4	2,741	2,353
Other assets		828	435

TOTAL LONG-TERM ASSETS		3,569	2,788

TOTAL ASSETS		202,600	79,165

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2021	2020
Liabilities, redeemable convertible preferred shares and Shareholders’ Equity (Deficit)
CURRENT LIABILITIES:
Trade accounts payable		4,493	1,787
Accrued compensation		4,583	3,950
Other current liabilities	5	6,623	5,427

TOTAL CURRENT LIABILITIES		15,699	11,164

LONG-TERM LIABILITIES:
Warrants liability	7	—	568
Forfeiture Shares, no par value: 1,006,250 and 0 shares authorized, issued and outstanding as of December 31, 2021 and 2020, respectively;	8	4,658	—
Other long-term liabilities		46	45

TOTAL LONG-TERM LIABILITIES		4,704	613

COMMITMENTS AND CONTINGENT LIABILITIES	6	—	—

TOTAL LIABILITIES		20,403	11,777

REDEEMABLE CONVERTIBLE PREFERRED SHARES	9
Series A Preferred Shares, NIS 0.01 par value: 0 and 38,000,000 shares authorized as of December 31, 2021 and 2020 respectively; 0 and 32,901,384 shares issued and outstanding as of December 31, 2021 and 2020 respectively;		—	15,634
Series B-1 Preferred Shares, NIS 0.01 par value: 0 and 11,000,000 shares authorized as of December 31, 2021 and 2020 respectively; 0 and 9,957,400 shares issued and outstanding as of December 31, 2021 and 2020 respectively;		—	3,929
Series B-2 Preferred Shares, NIS 0.01 par value: 0 and 19,000,000 shares authorized as of December 31, 2021 and 2020 respectively; 0 and 18,670,270 shares issued and outstanding as of December 31, 2021 and 2020 respectively;		—	10,000
Series C Preferred Shares, NIS 0.01 par value: 0 and 9,425,000 shares authorized as of December 31, 2021 and 2020 respectively; 0 and 9,424,938 shares issued and outstanding as of December 31, 2021 and 2020 respectively;		—	19,942
Series D Preferred Shares NIS 0.01 par value: 0 and 19,313,650 shares authorized as of December 31, 2021 and 2020 respectively; 0 and 19,313,646 shares issued and outstanding as of December 31, 2021 and 2020 respectively;		—	60,286
Series E Preferred Shares, NIS 0.01 par value: 0 and 11,205,179 shares authorized as of December 31, 2021 and 2020 respectively; 0 and 11,080,674 shares issued and outstanding as of December 31, 2021 and 2020 respectively;		—	39,820

TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES		—	149,611

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, no par value: 700,000,000 and 95,709,724 shares authorized as of December 31, 2021 and 2020, respectively; 97,122,405 (excluding 1,006,250 Ordinary shares subject to forfeiture), and 10,795,372 shares issued and outstanding as of December 31, 2021 and 2020, respectively	9	49	40
Additional paid-in capital		312,156	21,211
Accumulated deficit		(130,008)	(103,474)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		182,197	(82,223)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)		202,600	79,165

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share amounts)

		Year ended December 31
	Note	2021	2020	2019
REVENUES		70,684	56,910	60,041
COST OF REVENUES		(20,105)	(13,432)	(12,585)

GROSS PROFIT		50,579	43,478	47,456

OPERATING EXPENSES:
Research and development expenses		(46,875)	(44,725)	(52,704)
Sales and marketing expenses		(14,214)	(13,657)	(17,616)
General and administrative expenses		(16,556)	(7,884)	(5,120)

TOTAL OPERATING EXPENSES		(77,645)	(66,266)	(75,440)

OPERATING LOSS		(27,066)	(22,788)	(27,984)
Financial income, net	12	929	3,300	2,443

LOSS BEFORE INCOME TAXES		(26,137)	(19,488)	(25,541)

INCOME TAXES	14	(407)	(164)	(414)

LOSS AFTER INCOME TAXES		(26,544)	(19,652)	(25,955)
Equity in earnings of investee		10	17	21

NET LOSS		(26,534)	(19,635)	(25,934)

Basic and diluted net loss per Ordinary Share	13	(1.15)	(3.25)	(4.13)

Weighted average number of shares used in computing net loss per Ordinary Share		33,031,205	10,448,218	9,522,608

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(U.S. dollars in thousands, except for share data)

	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Shares	Amount
BALANCE AS OF DECEMBER 31, 2018	9,379,757	34	12,486	(57,905)	(45,385)
CHANGE DURING 2019:
Exercise of options	509,927	2	130	—	132
Stock-based compensation	—		2,864	—	2,864
Net loss	—		—	(25,934)	(25,934)

BALANCE AS OF DECEMBER 31, 2019	9,889,684	36	15,480	(83,839)	(68,323)
CHANGE DURING 2020:
Exercise of options	905,688	4	402	—	406
Stock-based compensation	—		5,329	—	5,329
Net loss	—	—	—	(19,635)	(19,635)

BALANCE AS OF DECEMBER 31, 2020	10,795,372	40	21,211	(103,474)	(82,223)
CHANGE DURING 2021:
Exercise of options	1,722,880	9	1,237	—	1,246
Stock-based compensation	—	—	9,869	—	9,869
Conversion of Redeemable Convertible Preferred Shares	67,242,640	—	150,179	—	150,179
Merger transaction, net (Note 1(d))	(*)17,361,513	—	129,660	—	129,660
Net loss	—	—	—	(26,534)	(26,534)

BALANCE AS OF DECEMBER 31, 2021	97,122,405	49	312,156	(130,008)	182,197

(*)	Excluding 1,006,250 Forfeiture Shares.
The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(26,534)	(19,635)	(25,934)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,099	1,093	1,038
Stock-based compensation	9,869	5,329	2,864
Exchange rate differences	(496)	(2,821)	(429)
Interest from short-term deposits	87	524	188
Change in fair value of warrant liability	—	109	—
Change in fair value of Forfeiture Shares	173	—	—
Equity in earnings of investee, net of dividend received	18	11	2
Changes in operating assets and liabilities:
Trade accounts receivable	1,584	(944)	2,457
Prepaid expenses	(4,583)	(902)	304
Other current assets	(703)	161	(161)
Inventories	(6,163)	(449)	(1,728)
Long-term assets	(411)	(1)	(119)
Trade accounts payable	2,633	(1,470)	(545)
Accrued compensation	633	(1,555)	158
Other current liabilities	1,184	944	243
Other long-term liabilities	1	—	45

Net cash used in operating activities	(21,609)	(19,606)	(21,617)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(121,947)	(86,861)	(90,000)
Maturities in short-term deposits	39,227	116,036	102,000
Purchase of property and equipment	(1,443)	(861)	(1,431)

Net cash provided by (used in) investing activities	(84,163)	28,314	10,569
CASH FLOWS FROM FINANCING ACTIVITIES -
Proceeds from Transactions related to the Merger, net	134,185	—	—
Exercise of options	1,246	406	132

Net cash provided by financing activities	135,431	406	132

Effect of exchange rate changes on cash and cash equivalents	816	1,646	429
INCREASE IN CASH AND CASH EQUIVALENTS	30,475	10,760	(10,487)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,316	15,556	26,043

CASH AND CASH EQUIVALENTS AT END OF YEAR	56,791	26,316	15,556

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	417	139	433

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable o n account o f property and equipment	44	—	—
Unpaid issuance costs	41	—	—
Conversion of Redeemable Convertible Preferred Shares	150,179	—	—
Issuance of Forfeiture Shares	4,485	—	—
The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.
Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video and Automotive industries, renowned for its Physical Layer (PHY) technologies, enabling resilient high-speed connectivity over simple, low-cost
infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play
digital connectivity between
ultra-HD
video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity solutions for high bandwidth transmission of native interfaces over a single low-cost
wires and connectors. Valens’ advanced PHY technologies for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.
As of September 30, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”; refer also to 1(d) below.

b.
On March 11, 2020, the World Health Organization designated the outbreak of a novel strain of coronavirus
(“COVID-19”)
as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of
COVID-19,
including imposing restrictions on movement and travel such as quarantines and shelter-in-place
requirements, and restricting or prohibiting outright some or all commercial and business activity. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the
COVID-19
pandemic. Although there are effective vaccines for
COVID-19
that have been approved for use, not all the Company’s employees are vaccinated and specifically not with the booster vaccination. In addition, new strains of the virus have appeared (primarily, and most recently the Omicron variant), which may complicate treatment and vaccination programs. Accordingly, concerns remain regarding additional surges of the pandemic or the expansion of the economic impact thereof, and the extent to which the
COVID-19
pandemic may impact the Company’s future results of operations and financial condition.

The Company has taken precautionary measures intended to help minimize the risk of the virus to its employees, including requiring some of the employees to work remotely and suspended all non-essential
travels.
The Company’s business and operations have been and could in the future be adversely affected by the global
COVID-19
pandemic. The
COVID-19
pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which we and our customers and partners operate, and are significantly impacting economic activity and financial markets. During 2020 and 2021, the Company noticed a negative impact from
COVID-19
on some of its customers’ demand, particularly with respect to end users’ audio-video and multimedia products that are used in public areas and for public events. Yet, the Company did receive an increase in demand for its high-speed connectivity products driven by a need for products and infrastructure to support the world’s developed trends derived from
COVID-19
such as working from home, hybrid educational models and remote healthcare.
On the product supply side, as the shortage in the semiconductor industry increases, the Company continues to face the impact of extended lead times from its suppliers as well as cost increases for certain raw materials that are in short supply, which may impact the Company’s revenues and gross margins.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL
(continued)
:

Overall, considering the changing nature and continuing uncertainty around the
COVID-19
pandemic, the Company’s ability to predict the impact of
COVID-19
on its business in future periods remains limited. The effects of the pandemic on the Company’s business is unlikely to be fully realized, or reflected in its financial results, until future periods.

c.
As of December 31, 2021, and 2020, the Company has wholly owned subsidiaries in the United States, Japan, China, and Germany primarily for the marketing of and support for the Company’s products.

In March 2010, the Company incorporated, together with Samsung Electronics, LG Electronics and Sony Pictures Technologies Inc., the HDBaseT Licensing LLC (the “LLC’) in Oregon, USA. The Company holds 25% of interest in the LLC. The LLC’s purposes are (i) to hold, obtain, license and/or acquire rights to certain intellectual property associated with or connected to or related to technical specifications developed by the HDBaseT Alliance, an Oregon nonprofit mutual benefit corporation (hereafter the “Alliance”), to enter into licensing arrangements for such intellectual property as required by the intellectual property rights policy of the Alliance; and (ii) to engage in any other lawful act or activity for which limited liability companies may be formed under the Act, and to do all things incidental to such purposes.

d.
On September 29, 2021 (the “Closing Date”), the Company consummated a merger transaction (referred to as the “Merger Agreement Closing”) pursuant to a merger agreement, dated May 25, 2021 (the “Merger Agreement”), by and among the Company, PTK Acquisition Corp., a Delaware corporation whose common stock and warrants were then traded on the New York Stock Exchange (“PTK” or “SPAC”) and Valens Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”).

As a result of the Merger Agreement Closing, and upon consummation of other transactions contemplated by the Merger Agreement Closing (the “Transactions”), PTK became a wholly owned subsidiary of the Company, and (a) each of the PTK Warrants (total of 18,160,000 warrants (composed of 11,500,000 Public Warrants (“Public Warrants”) and 6,660,000 Private Warrants as both further disclosed in Note 10(b) below) convertible into 9,080,ooo PTK common stock), automatically became a Company Warrant and all rights with respect to the PTK common stock underlying the PTK Warrants were automatically converted into rights with respect to Company Ordinary Shares and thereupon assumed by the Company, and (b) each PTK common stock issued and outstanding immediately prior to the Merger Agreement Closing was converted automatically into one Company Ordinary Share (for total of 5,867, 763 Ordinary Shares including the Ordinary Shares subject to forfeiture). The total proceeds received by the Company as part of the above Transactions totaled to $29.9 million.
In connection therewith, the Company issued to the PTK’s sponsor: (a) 2,875,000 Ordinary Shares; and (b) 6,660,000 warrants, each of which entitles the holder thereof to purchase one half (
1/2
) of a Company Ordinary Share (the “Private Warrants”, refer also to Note 10(b) below) ((a) and (b) together, the “Sponsor Equity”). The Sponsor Equity is subject to certain terms and conditions, as set forth in the Merger Agreement. 35% of the Valens Ordinary Shares that the PTK sponsor received in respect of its PTK common stock (i.e., 1,006,250 Ordinary Shares), are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement), does not occur at a certain minimum price (the “Forfeiture Shares”). Such Forfeiture Shares are classified as a liability and presented at fair value, although they are considered outstanding shares and are entitled to voting rights and distributions. Please refer in addition to Note 2(y).
Concurrently with the execution of the Merger Agreement, Valens and certain accredited investors (the “PIPE Investors”), entered into a series of subscription agreements, providing for the purchase by the PIPE (Private Investment in Public Equity) Investors at the Closing Date of an aggregate of 12,500,000 Valens Ordinary Shares (“PIPE Shares”) at a price per share of $10.00, for gross proceeds to Valens of $125.0 million (collectively, the “PIPE Financing”).

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL
(continued)
:

Pursuant to the Merger Agreement Closing, and immediately prior to the consummation of the Merger and the PIPE Financing, the Company effected a recapitalization transaction whereby (i) all of the Company Preferred Shares were converted on a one-to-one
basis into the Company Ordinary Shares, (ii) each Company Ordinary Share that was issued and outstanding immediately prior to the Closing Date, was reverse split into a number of the Company Ordinary Shares, such that each Company Ordinary Share had an implied value of $10.00 per share at the Closing Date, after giving effect to a stock reverse split ratio of
0.662531-to-one
Ordinary Share (the “Reverse Stock Split”), ((i) and (ii) collectively the “Recapitalization”), (iii) the Company adopted amended and restated articles of association and (iv) any outstanding stock options of the Company issued and outstanding immediately prior to the Closing Date were adjusted to give effect to the foregoing transactions and remained outstanding and their exercise prices were adjusted accordingly. In addition, the Company eliminated the par value of its Ordinary Shares.
As a result, all Ordinary Shares, options exercisable for Ordinary Shares, exercise prices and income (loss) per share amounts have been adjusted on a retroactive basis, for all periods presented in these consolidated financial statements, to reflect such Reverse Stock Split. The number of Preferred Shares has not been retrospectively adjusted in these consolidated financial statements since the conversion to Ordinary Shares occurred simultaneously with the Reverse Stock Split. The conversion of the Redeemable Convertible Preferred Shares was reflected on the Closing Date. The total number of Preferred Shares converted into Ordinary Shares on September 29, 2021, was 67,242,640 after giving effect of the Reverse Stock Split.
The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled to $131.6 million; underwriting fees and issuance costs (which consist of certain legal, accounting and other costs) amounted to $23.4 million, out of which an amount of $20.8 million was recorded as a reduction to Shareholders’ Equity, and an amount of $2.6 million was recorded within Statements of Operations ($2.1 million in the General and administrative expenses and $0.5 million was recorded in the Financial income, net).
In addition, and as part of the Merger Agreement Closing and the PIPE Financing, i) the Company booked within the General and Administrative expenses an amount of approximately $3.4 million, due to options vesting acceleration resulted from the Merger Agreement Closing (refer also to note 11); and ii) the Company recorded the Forfeiture Shares liability of $4.5 million against the Additional Paid In Capital (refer also to note 2(y)).
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.	Use of estimates in preparation of financial statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, amounts of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or circumstances.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

On an ongoing basis, management evaluates its estimates, including those related to write-down for excess and obsolete inventories, the valuation of stock-based compensation awards, fair value of warrants liability and forfeiture shares liability. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c.	Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, balances, income, and expenses are eliminated in the consolidated financial statements.

d.	Functional Currency
The currency of the primary economic environment in which Valens and each of its subsidiaries conducts its operations is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period
exchange rates except for
non-monetary
assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses of the Israeli office), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the consolidated statements of income (loss) as part of “financial income, net”.

e.	Cash and cash equivalents
Cash and cash equivalents consist of cash and demand deposits in banks and other short-term, highly liquid investments with original maturities of less than three months at the time of purchase.

f.	Short term deposits
Short-term deposits are bank deposits with maturities over three months and of up to one year. As of December 31, 2021, and 2020, the short-term deposits were denominated in U.S. dollars and bore interest of 0.6% and 1.2%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

g.	Fair Value of Financial Instruments
The FASB ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under Topic 820 are described below:
Level 1 - Quoted prices in active markets for identical assets or liabilities;

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.
The Company’s financial instruments consist of cash, cash equivalents, short-term bank deposits, trade accounts receivable and trade accounts payable as well as warrants liability and forfeiture shares liability. Other than the warrants liability and the forfeiture shares liability (see below), the recorded amounts approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.
The Company’s financial instruments which are considered as a Level 3 measurement are warrants liability and forfeiture shares liability (refer also to note 7 and 8).

h.	Trade Accounts Receivable and Allowances for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not include finance charges. The Company performs ongoing credit evaluation of its customers and generally requires no collateral. The Company assesses the need for allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. There were no write-offs of accounts receivable for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. There is no allowance for doubtful accounts recorded as of December 31, 2021 and 2020, respectively.

i.	Inventories
Inventories are comprised of finished goods as well as work in process that is planned to be sold to the Company’s customers and is presented at the lower of cost or net realizable value, based on the
“first-in,
first-out”
basis. Most inventories are stored at the last production sites and are distributed from these locations. Inventories are reduced for write-downs based on periodic reviews for evidence of slow-moving or obsolete parts. Once written down, inventories write-downs are not reversed until the inventories are sold or scrapped.

j.	Property and equipment
Property and equipment are stated at cost less accumulated depreciation that is calculated using the straight-line method over the estimated useful lives of the related assets, as follows:

%
Computers and software	33
Electronic and laboratory equipment	15-33
Furniture and office equipment	7
Production equipment	50
Leasehold improvements are depreciated by the straight-line method over the shorter of the term of the lease or the estimated useful life of such improvements.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

k.	Impairment of long-lived assets
The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, the Company recognizes an impairment loss, which is the excess of the carrying amount over the fair value of the asset, using the expected future discounted cash flows.
For the years ended December 31, 2021, 2020 and 2019, the Company did not recognize an impairment loss on its long-lived assets.

l.	Severance Pay
Valens:
The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month’s
salary for each year of employment, or a portion thereof.
The employees of Valens Ltd. elected to be included under section 14 of the Israeli Severance Compensation Act, 1963 (“section 14”). According to this section, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies and/or pension funds. Payments in accordance with section 14 release Valens Ltd. from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees. The aforementioned deposits are not recorded as an asset in the Company’s balance sheet as they are not under the Company’s control.
Chinese subsidiary:
The Chinese subsidiary liability for severance pay for its local employees is calculated in accordance with the Chinese law. The severance payment is calculated as the product of A x B, where A is the lower of a) most recent monthly salary paid to employees or b) cap of RMB 24,633 (approximately $3,900), and B is the length of employment in the Company (years). The Company does not make deposits in third party funds, hence, records the potential liability in the balance sheet.

m.	Revenue recognition
The Company applies ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps:

(i)	Identify the contract(s) with a customer;

(ii)	Identify the performance obligations in the contract;

(iii)	Determine the transaction price;

(iv)	Allocate the transaction price to the performance obligations in the contract;

(v)	Recognize revenue when (or as) the performance obligation is satisfied.
Upon adoption of ASC 606 on January 1, 2019, the Company analyzed the contracts that were signed and not yet completed before the effective date and found no material impact on its consolidated financial statements as a result of the transition into the new accounting standard. No cumulative adjustment to accumulated deficit was recorded as a result of ASC 606 implementation.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

The Company uses the following practical expedients that are permitted under the rules:

•
The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in sales and marketing expenses.

•
When a contract with a customer includes a material right to acquire future goods or services that are similar to the original goods or services in the contract and are provided in accordance with the terms of the original contract, the Company allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

•
The Company applies the practical expedient of allowing it to disregard the effects of a financing component if the period between when the Company transfers the promised services to the customer and when the customer pays for the services will be one year or less.

The Company generates revenues from selling semiconductor products (chips). Revenues are recognized when the customer (which includes distributors) obtains control over the Company’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.
The Company does not grant a right of return, refund, cancelation or termination. From time to time, the Company provides certain distributors with the right to free or discounted goods products in future periods that provides a material right to the customer. In such cases, such right is accounted for as a separate performance obligation. As of December 31, 2021, and 2020, the deferred revenues for such material rights were $54 thousand and $76 thousand, respectively. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $76 and $0 thousand for the years ended December 31, 2021, and December 31, 2020, respectively.
The Company generally provides to its customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under the Company’s standard terms and conditions of sale, liability for certain failures of product during a stated warranty period is usually limited to repair or replacement of defective items.

n.	Cost of Revenues
Cost of revenues includes cost of materials, such as the cost of wafers, costs associated with packaging, assembly and testing costs, as well as royalties, shipping cost, depreciation cost of production equipment, cost of personnel (including stock-based compensation), costs of logistics and quality assurance and other expenses associated with manufacturing support.

o.	Research and development costs
Research and development costs are expensed as incurred. Research and development expenses consists of costs incurred in performing research and development activities including cost of personnel (including stock-based compensation), pre-production
engineering mask costs, engineering services, development tools cost, third parties’ intellectual property license fees, depreciation of development equipment, prototype wafers, packaging and test development costs as well as overhead costs. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

p.	Sales Commissions
Internal sales commissions are recorded within sales and marketing expenses. Sales commissions for the years ended December 31, 2021, 2020 and 2019 were $790 thousand, $412 thousand and $509 thousand, respectively.

q.	Leases
The Company leases cars and offices for use in its operations, which are classified as operating leases. Rentals (excluding contingent rentals) for operating leases are charged to expense using the straight-line method. If rental payments are not made on a straight-line basis, rental expenses nevertheless are recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis is used. The Company will adopt the requirements of ASC 842 on January 1, 2022, using the modified retrospective approach, at the effective date, without adjusting the comparative periods, please refer to note 2(aa).

r.	Equity investee
Investment in which the Company exercises significant influence and which is not considered a subsidiary is accounted for using the equity method, whereby the Company recognizes its proportionate share of the investee’s net income or loss after the date of investment, see Note 1c. The equity investee is included within Other assets and totaled to $17 thousand and $35 thousand as of December 31, 2021 and 2020, respectively.

s.	Segment reporting
The chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

1)
Audio-Video: The Company’ HDBaseT technology for the Audio-Video market deliver superior, plug-and-play
convergence and distribution of different interfaces, through a single long-distance category cable. The products sold into enterprise, Industrial, digital signage, medical, residential, education and VR markets

2)	Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

t.	Net income (loss) per Ordinary Share
Net income (loss) per Ordinary Share is computed by adjusting net income (loss) by the amount of dividends on redeemable convertible preferred shares, if applicable.
Basic net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted-average number of Ordinary Shares outstanding during the year. Diluted net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted-average number of Ordinary Shares outstanding during the period, while giving effect to all potentially dilutive Ordinary Shares to the extent they are dilutive. Net income (loss) per Ordinary Share is calculated and reported under the
“two-class”
method. For periods where there is a net loss, no loss is allocated to participating securities (redeemable convertible Preferred Shares and Forfeiture Shares) because they have no contractual obligation to share in the losses. Net income (loss) per Ordinary Share calculations for all periods presented have been retrospectively adjusted to reflect the Reverse Stock Split, as discussed in Note 1(d).

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

The Ordinary Shares issued as a result of the Redeemable Convertible Preferred Shares conversion on the Closing Date were included in the basic net loss per share calculation on a prospective basis.

u.	Stock-based compensation
The Company accounts for share-based compensation in accordance with ASC
718-10.
Under ASC
718-10,
stock-based awards, including stock options and Restricted Share Units (“RSUs”), are recorded at fair value as of the grant date and recognized to expense over the employee’s, directors and consultants’ requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. ASC
718-10
also requires forfeitures to be estimated at the time of grant and revised if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting
option forfeitures.

1)
With respect to stock options, the Company uses the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding number of complex and subjective variables. These variables include the estimated stock price volatility over the term of the awards; actual and projected employee stock option exercise behaviors, which is referred to as expected term; risk-free interest rate and expected dividends.

The expected term is calculated using the simplified method, as the Company has concluded that its historical share option exercise experience does not provide a reasonable basis to estimate the expected option term. The Company estimates the volatility of its common stock by using the volatility rates of its peer companies. The Company bases the risk-free interest rate used in its option-pricing models on U.S. Treasury zero-coupon
issues with remaining terms similar to the expected term to maturity of its equity awards. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in its option-pricing models.

2)	With respect to RSUs, the Company uses the stock market price as of the grant date to determine the fair value of such RSUs.

v.	Redeemable Convertible Preferred Shares
When the Company issued preferred shares, it considered the provisions of ASC 480 in order to determine whether the preferred share should be classified as a liability. If the instrument was not within the scope of ASC 480, the Company further analyzed the instrument’s characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of ASC
480-10-S99.
The Company’s redeemable convertible preferred shares were not mandatorily or redeemable at any of the balance sheet dates prior to becoming a public company. However, the Company’s Article of Association at the time such preferred shares were issued, defined that with respect to certain liquidation or deemed liquidation events that would constitute a redemption event the resolution to approve such event is outside of the Company’s control. As such, all shares of redeemable convertible preferred shares were presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable convertible preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates prior to becoming a public company.
The Redeemable Convertible Preferred Shares were converted into Ordinary Shares in the framework of the recapitalization transaction as described in note 1 (d).

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

w.	Concentrations of credit risk
Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments in short-term deposits and trade accounts receivable. As of December 31, 2021 and 2020, the Company had cash and cash equivalents totaling $56,791 thousand and $26,316 thousand, respectively, as well as short-term deposits of $117,568 thousand and $35,254 thousand as of December 31, 2021 and 2020, respectively, which are deposited in major Israeli, U.S, Japanese, German and Chinese financial institutions. The Company’s management believes that these financial institutions are financially sound.
The Company extends different levels of credit to customers and does not require collateral deposits. As of December 31, 2021, and 2020, the Company did not have allowances for doubtful accounts.

x.	Income tax
The Company accounts for income taxes using the asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that we have recognized in our financial statements or tax returns. The Company measures current and deferred tax liabilities and assets based on provisions of the relevant tax law. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that the Company believes is more likely than not to be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company classifies interest and penalties relating to uncertain tax positions within income taxes.

y.	Forfeiture shares
Shares issued to PTK’s sponsor that are subject to forfeiture (“Forfeiture Shares”) are evaluated as equity-linked contracts rather than as outstanding shares. In accordance with ASC
815-40,
the Forfeiture Shares are not solely indexed to the Company’s Ordinary Shares and therefore were accounted for as a liability on the consolidated balance sheet at the Closing Date. This liability is subject to re-measurement
at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations.

z.	Public and Private Warrants
The Company accounts for the warrants in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”. Accordingly, both the Public and the Private Warrants are considered indexed to the entity’s own stock and are classified within equity.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued):

aa.	New Accounting Pronouncements
Recently issued accounting pronouncements, not yet adopted:
In February 2016, the FASB issued ASU
No. 2016-02,
Leases (“ASC 842”), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use
asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 provides a number of optional practical expedients in transition, which permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.
The guidance is effective for the Company for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company will adopt the requirements of ASC 842 on January 1, 2022, using the modified retrospective approach, at the effective date, without adjusting the comparative periods. The Company elected to utilize the available package of practical expedients permitted under the transition guidance within ASC 842 which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. In addition, the new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including ROU assets or lease liabilities for existing short-term leases of assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease
components for all of the Company’s leases.
The Company currently expects to recognize on January 1, 2022 operating lease liabilities of approximately $5 million, with corresponding ROU assets.
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. ASU
No. 2016-13
is effective for the Company for the annual period beginning after December 15, 2022, including interim periods within that reporting period. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.
In December 2019, the FASB issued ASU
No. 2019-12,
Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU
2019-12
removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU
No. 2019-12
is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of this guidance will not have a significant impact on the Company’s consolidated financial statements.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – INVENTORIES:

	December 31
	2021	2020

	U.S. dollars in thousands
Work in process	4,718	1,400
Finished goods	4,604	1,759

	9,322	3,159

Inventories write-downs totaled to $0 thousand, $73 thousand and $170 thousand during the years ended December 31, 2021, 2020 and 2019, respectively.
NOTE 4 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2021	2020

	U.S. dollars in thousands
Cost:
Electronic and laboratory equipment	4,045	3,779
Furniture and office equipment	407	404
Leasehold improvements	657	427
Production equipment	308	181
Computers and software	2,697	1,836

	8,114	6,627
Less: accumulated depreciation	(5,373)	(4,274)

Property and equipment, net	2,741	2,353

Depreciation expenses were $1,099 thousand, $1,093 thousand and $1,038 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. During the years ended December 31, 2021, 2020 and 2019, there were no impairments of property and equipment.
NOTE 5 - OTHER CURRENT LIABILITIES:

	December 31
	2021	2020

	U.S. dollars in thousands
Accrued vacation	3,464	2,989
Taxes payable	40	37
Accrued expenses- related party	142	—
Accrued expenses - other	2,977	2,401

	6,623	5,427

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease agreements:
Vehicles:
The Company rents motor vehicles for use by some of its employees under operating lease agreements with lease terms of three years. As collateral for the cars’ lease agreements, the Company pays in advance the fee for the last month under the lease agreement.
Offices:
The Company’s corporate headquarters are located in Hod Hasharon, Israel, consisting of approximately 5,500 square meters of facility space under lease that expires in February 2023. This facility accommodates the Company’s principal operations, including sales, marketing, research and development, finance, and administration activities.
Valens and its subsidiaries have entered into various operating leases for office buildings and research and development facilities in their respective territories.
On July 21, 2015, the Company signed an extension of the lease agreement for its office space in Hod Hasharon, Israel that was due to expire in February 2021. On August 9, 2020, the Company signed an amendment to the lease agreement, regarding 5,500 square meters. According to that amendment, the lease term started on March 1, 2021 and will last through February 28, 2023. This amendment also provides the Company with an option to extend the lease period by additional two years until February 28, 2025. As of December 31, 2021 and 2020, the rented space of the Company’s offices in Israel is 5,500 square meters and 6,295 respectively
Long-term lease deposits that are recorded within other assets totaled to $433 thousand and $336 thousand as of December 31, 2021 and 2020, respectively.
As of December 31, 2021, the minimum future rental payments applicable to non-cancelable
operating leases are as follows:

U.S. dollars in thousands
2022	1,821
2023	348
2024	30

Total	2,199

The table above does not include future rental payments of future extension periods of 10 thousand, 1,457 thousand, 1,689 thousand and 281 thousand for the years ended on December 31, 2022, 2023, 2024 and 2025.
Operating lease expenses for the years ended December 31, 2021, 2020 and 2019 were $2,670 thousand, $2,527 thousand and $2,368 thousand, respectively.

b.	Royalties:
In addition to its own intellectual property, the Company also embeds certain off the shelf technologies (Intellectual Property (“IP”)) licensed from third parties in its chip technology. These are typically non-exclusive
contracts provided under royalty-accruing and/or
paid-up
licenses. Once deployed in the Company’s products, such licenses for commercial use are generally perpetual.
Royalty arrangements with certain vendors are vary between
1%-3.5%
of net revenues per chip plus additional royalties of up to $0.1 per chip.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6
- COMMITMENTS AND CONTINGENT LIABILITIES
(continued):

The royalties’ expenses totaled to $844 thousand, $711 thousand and $389 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. The royalties were recorded as part of cost of revenues.

c.	The Israel Innovation Authority (formerly known as “Office Of Chief Scientist”)
In previous years, the Company received grants from the Israel Innovation authority (“IIA”) for participation in research and development costs of the Company’s. The IIA grants were recognized when grants were received and presented as a deduction from research and development expenses.
As of December 31, 2019, the Company repaid the IIA all its liability for the received grant. A repayment in an amount of $2,028 thousand was included in the Company’s research and development expenses for 2019.
While the Company has no outstanding obligation to the IIA, the Company is still subject to the provisions of the Research and Development law in Israel.

d.	Noncancelable Purchase Obligations
The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of December 31, 2021, and 2020, the total value of open purchase orders for such manufacturing contractors was approximately $50,591 thousand and $12,417 thousand, respectively.
The Company has noncancelable purchase agreements for certain IP embedded in the Company products as well as certain agreement for the license of development tools used by the development team. As of December 31, 2021, and 2020, the total value of non-paid
amounts related to such agreements totaled $6,563 thousand and $3,614 thousand, respectively.

e.	Legal proceedings
As of December 31, 2021, and 2020, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

f.	Indemnifications
In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications (especially with respect to confidentiality with third party related to IP) may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnifications. As of December 31, 2021, and 2020 the Company has no liabilities recorded for these agreements.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - WARRANTS LIABILITY:

a.
On February 16, 2011, following a loan agreement signed between the Company and a third party, the Company granted to the lender warrants to purchase 161,808 Series
B-1
Preferred Shares of NIS 0.01 par value at a price per preferred share of $0.40171. The warrants may be exercised upon the earlier of (i) February 16, 2021; (ii) upon a Liquidation Event (as defined); or (iii) the fifth annual anniversary following the closing of an IPO. On February 16, 2021, 161,808 Series
B-1
Preferred Shares warrants were exercised into 145,195 Series
B-1
Preferred Shares on a cashless basis. These Series
B-1
Preferred Shares were converted to Ordinary Shares as part of the Recapitalization, see also note 1(d).

The Preferred
B-1
warrants were classified as liabilities in accordance with ASC
480-10-35-5,
as they were considered freestanding financial instruments, exercisable into Series
B-1
preferred shares, which were redeemable upon certain events that represent “Deemed Liquidation Events” (see also Note 1(g)). Accordingly, until their exercise, the Preferred
B-1
warrants were measured at fair value each reporting period, and changes in their fair value were recognized in the consolidated statement of operations as part of financial income, net.
The fair value of the warrants was computed using the following key assumptions:

	2020	2019
Stock price	3.97	3.2128
Exercise price	0.40171	0.40171
Expected term (years)	0.13	1.13
Expected volatility	48.15%	45.85%
Risk-free interest rate	0.1%-0.17%	1.59%
Expected dividend rate	0%	0%

b.	The table below sets forth a summary of the changes in the fair value of the warrants liability classified as Level 3:

	2021	2020	2019

	U.S. dollars in thousands
Balance at beginning of year	568	459	459
Exercise of warrants	(568)	—	—
Changes in fair value	—	109	—

Balance at end of year	—	568	459

NOTE 8 - FORFEITURE SHARES

a.
On the Closing Date, 1,006,250 Ordinary Shares that PTK sponsor received in respect of its PTK common stock, are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time (of up to four years), after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement Closing), does not occur at a certain minimum price.

The Company performed a Monte-Carlo simulation to calculate the fair value. As of the Closing Date, the fair value was $4,485 using the following assumptions: stock price of $7.4, expected term of
3-
4
 years, expected volatility of
47.74%-50.31%
and risk-free interest rate of return of
0.53%-0.76%.
The fair value of the Forfeiture Shares was computed using the following key assumptions:

December 31, 2021
Stock price	7.7
Expected term (years)	2.75-3.75
Expected volatility	48.77%-48.92%
Risk-free interest rate	0.91%-1.08%

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FORFEITURE SHARES
(continued):

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	2021	2020

	U.S. dollars in thousands
Balance at beginning of year	—	—
Issuance of Forfeiture Shares	4,485	—
Changes in fair value	173	—

Balance at end of year	4,658	—

NOTE 9 - REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Rights of redeemable convertible preferred shares:

	Aggregate Liquidation Preference
	2021	2020

	U.S. dollars in thousands
Series A	—	34,609
Series B-1	—	7,613
Series B-2	—	19,029
Series C	—	27,586
Series D	—	77,806
Series E	—	52,394

Total convertible preferred shares	—	219,037

With respect to the conversion of redeemable convertible preferred shares, please refer to note 1(d) – Recapitalization.
As of the December 31, 2020 the Company had issued Ordinary Shares and six classes of Preferred Shares. The rights, preferences and privileges with respect to the Preferred Shares are stipulated in the Company’s Articles of Association (“AoA”) and a summary of significant provisions are as follows:

a.
Conversion and conversion price adjustment
: Each holder of Preferred Shares has the right to convert any or all of its Preferred Shares into Ordinary Shares at any time, at the Conversion Price (as defined below) applicable to such Preferred Shares at the time of conversion, without the payment of additional consideration by such holder. The Conversion Price of a Preferred Share is the Original Issue Price thereof, and thereafter the respective conversion price and consequent conversion rate of any Preferred Share are subject to adjustment from time to time. As of December 31, 2020, and 2019 the conversion rate of all the preferred shares into Ordinary Shares was 1.

“Conversion Price” as of the time of creation of any series or class of Preferred Shares, the conversion price per share for each share of such series of Preferred Share shall initially be the Original Issue Price thereof (subject to customary adjustments).

b.
Mandatory Conversion
:
The Preferred Shares shall automatically be converted into Ordinary Shares, at the then applicable Conversion Price with respect to each series of Preferred Shares upon the earlier of: i) immediately prior to the consummation of a Qualified IPO (as defined below) , (ii) the date specified by vote or written consent of the holders of at least sixty five percent (65%) of the voting power underlying the then outstanding Preferred Shares on an
As-Converted
Basis (voting together as a single class

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -
REDEEMABLE
CONVERTIBLE PREFERRED SHARES
(continued):

or by consent of such required majority), including the Series D Consent and the Series E Consent, and (iii) immediately prior to the consummation of an IPO (as defined below) (that does not constitute a Qualified IPO) on the New York Stock Exchange, NASDAQ, London Stock Exchange or the main list in the Hong Kong Stock Exchange, effected with the consent (by vote or written consent) of the holders of at least seventy percent (70%) of the voting power underlying the then outstanding Series D Preferred Shares on an
As-Converted
Basis (voting together as a single class or by consent of such required majority) and the holders of at least fifty percent (50%) of the voting power underlying the then outstanding Series D Preferred Shares and Series E Preferred Shares on an
As-Converted
Basis (voting together as a single class or by consent of such required majority).
“Qualified IPO” means the closing of the sale of Ordinary Shares in an initial firm-commitment underwritten public offering with net proceeds to the Company of at least $100 Million.
“IPO” means the closing of the sale of Ordinary Shares in an initial firm-commitment underwritten public offering, pursuant to applicable securities law(s) and regulations, covering the offer and sale of Ordinary Shares to the public.

c.
Anti-Dilution Protection
:
in each case of a Dilutive Issuance, the Conversion Price then in effect for the Preferred Shares shall be reduced, concurrently with such issue or sale, for no additional consideration, to a price determined by multiplying such Conversion Price by a fraction (i) the numerator of which shall be the number of Ordinary Shares outstanding immediately prior to such Dilutive Issuance, plus the number of Ordinary Shares which the aggregate consideration received by the Company for the total number of Additional Shares so issued would purchase at such Conversion Price in effect immediately prior to such Dilutive Issuance, and (ii) the denominator of which shall be the number of Ordinary Shares outstanding immediately prior to such Dilutive Issuance, plus the number of Additional Shares so issued.

“Additional Shares” means all Equity Securities issued by the Company following its Series E Preferred financing round (excluding customary exclusions).
“Equity Securities” means any Ordinary Shares, Preferred Shares, any securities evidencing an ownership interest in the Company, or any securities (including, inter alia, options, warrants, convertible securities, convertible debentures, bonds or capital notes) convertible, exchangeable or exercisable into any of the aforesaid securities, any agreement, undertaking, instrument or certificates conferring a right to acquire any Ordinary Shares, Preferred Shares or any other securities of the Company.

d.	Special Adjustment for Conversion Price upon an Initial Public Offering:

1)
If the IPO closing price, is less than 1.2 times the then applicable Conversion Price of the Preferred C Shares, then, immediately prior to closing of such initial public offering (and, for the avoidance of doubt, prior to the conversion of the Preferred C Shares into Ordinary Shares) the then applicable Conversion Price of the Preferred C Shares shall be automatically reduced so as to be equal to the IPO Closing Price divided by 1.2.

2)
If the IPO closing price, is less than 1.2 times the then applicable Conversion Price of the Series D Preferred Shares, then, immediately prior to closing of such initial public offering (and, for the avoidance of doubt, prior to the conversion of the Series D Preferred Shares into Ordinary Shares) the then applicable Conversion Price of the Series D Preferred Shares shall be automatically reduced so as to be equal to the IPO closing price divided by 1.2.

3)
If the IPO closing price, is less than 1.5 times the then applicable Conversion Price of the Series E Preferred Shares, then, immediately prior to closing of such initial public offering (and, for the avoidance of doubt, prior to the conversion of the Series E Preferred Shares into Ordinary Shares) the then applicable Conversion Price of the Series E Preferred Shares shall be automatically reduced so as to be equal to the IPO closing price divided by 1.5.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -
REDEEMABLE
CONVERTIBLE PREFERRED SHARES
(continued):

e.	Dividend Preference:
Upon declaration of dividend by the Company’s Board of directors, the holders of the Preferred Shares shall be entitled to cumulative dividends as of their applicable issuance at an annual rate of 7% of the applicable Original Issue Price (compounded annually) since the issuance of each series Preferred Shares, prior to and in preference to the holders of the Ordinary Shares and any preceding Series of Preferred Shares, see also note f below. To date, no dividends have been declared.
Cumulative dividends in arrears as of December 31, 2020, for all the preferred shares are, $64,578 thousand.

f.
Liquidation Preference
:
in any Liquidation Event (as defined below) the Distributable Assets shall be distributed to the Redeemable convertible preferred shares according to their preference, in each case, minus the sum of the aggregate amount of all Distributable Assets (e.g. dividends) previously paid in respect of any such Series of Preferred Shares.

After payment has been made to the holders of the Series E Preferred Shares, Series D Preferred Shares, the Preferred C Shares, Preferred B Shares and Series A Preferred Shares of the full Preferential Amount, the holders of Preferred Shares and Ordinary Shares shall be entitled to receive any remaining Distributable Assets, if any, on a pro rata basis based upon the number of Ordinary Shares and Ordinary Shares into which such Preferred Shares could be converted into at the time of distribution until with respect to holders of the Preferred Shares, such holders have received an aggregate of three (3) times the applicable Original Issue Price of the Preferred Shares held thereby (including any paid Preferential Amounts); Thereafter, any remaining Distributable Assets shall be distributed to the holders of Ordinary Shares, pro rata based on the number of Ordinary Shares held by each.
”Liquidation Event” means (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; (ii) any Acquisition or (iii) Asset Transfer. For the purposes of this note, “Acquisition” shall mean (A) any consolidation, merger or reorganization of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event stock or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Company’s share capital); and “Asset Transfer” means the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.
With respect to the conversion of redeemable convertible preferred shares, please refer to note 1(d) – Recapitalization.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS EQUITY

a.	Ordinary Shares confer to holders the right to receive notice to participate and vote in the general meetings of the Company, to appoint directors and the right to receive dividends if declared.

b.
Warrants: Following the Merger Agreement Closing, each warrant of PTK entitled the holder to purchase one-half
share of PTK common stock per warrant at a price of $11.50 per whole share (each, a “PTK warrant”), outstanding immediately prior to the Closing Date was assumed by Valens and became a Valens warrant entitling the holder to purchase one-half
share of Valens Ordinary Shares, with the number of Valens Ordinary Shares underlying the Valens warrants.

Public Warrants: Each of the 11,500,000 public warrants entitles its holder to purchase one half (1/2) Valens Ordinary Share (i.e. exercisable in total to 5,750,000 Ordinary Shares), at a price of $11.50 per one share, at any time commencing on the Closing Date. Under certain conditions, Valens may call the outstanding public warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, but only if: (i) the reported last sale price of the Valens ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a
30-day
trading period; and (ii) there is a current registration statement in effect covering the Valens ordinary shares underlying such warrants. If Valens calls the warrants for redemption as described above, Valens will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis”. The exercise price and number of Valens Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or a recapitalization, reorganization, merger or consolidation. The warrants will expire on September 29, 2026.
Private Warrants: Each of the 6,660,000 Private Warrants will not be redeemable by Valens, regardless of the holder’s identity. The holders have the option to exercise the Private Warrants on a cashless basis at any time into Valens ordinary shares. Except as described above, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.
Both the Public Warrants and Private Warrants, are publicly-traded as of the Closing Date.
NOTE 11 - STOCK-BASED COMPENSATION:
In September 2021, the Company adopted the “Valens Semiconductor Ltd. 2021 Share Incentive Plan”.
The Company’s stock options and Restricted Stock Units (RSUs) have a term of up to 10 years from grant date unless extended by the Board of Directors. Options and RSUs generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters.
During 2021, the Company added 8,370,000 Ordinary Shares to the Ordinary Shares pool reserved for issuance (2,318,860 in 2020). As of December 31, 2021, and 2020, the number of ordinary shares included in the Company’s stock incentive plans totaled to 28,383,788 and 20,013,788, respectively.
Stock Options
On September 30, 2021 the vesting of 814,272 options of one of the Company’s executives were accelerated. The Company expensed $3,396 thousand in the general and administrative expenses due to such vesting acceleration.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 -
STOCK-BASED COMPENSATION
(continued):

The following is a summary of the status of the Company’s share option plan as of December 31, 2021, as well as changes during the years:

	December 31, 2021
	Number of Options	Weighted- Average Exercise price
Options outstanding at the beginning of the year	15,955,892	$0.71
Granted during the year	1,662,897	$0.90
Exercised during the year	(1,722,880)	$0.72
Forfeited during the year	(446,396)	$0.84

Outstanding at the end of the year	15,449,513	$0.73

Options exercisable at year-end	11,449,733	$0.68

The following table summarizes information about share options outstanding as of December 31, 2021:

Outstanding as of December 31, 2021					Exercisable as of December 31, 2021
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	15,403,350	6.12	$0.72	107,517	11,416,017	5.29	$0.67	80,243
$1.87	5,963	9.03	$1.87	35	—	—	—	—
$2.10	33,126	2.69	$2.10	186	33,126	2.69	$2.10	186
$9.07	7,074	9.95	$9.07	—	590	9.95	$9.07	—
The following assumptions were used for options granted during the year in order to estimate the fair value of stock-based compensation awards:

	2021	2020
Expected term	6-10	6-10
Expected volatility	46.71%-50.7%	48.15%
Expected dividend rate	0%	0%
Risk-free rate	0.61%-1.74%	0.42%-1.69%
During 2021, 2020 and 2019, 321,777, 3,347,705 and 1,003,185 options respectively, were granted to several related parties (please refer to Note 16 regarding Related Parties).
As of December 31, 2021, the unrecognized compensation costs related to unvested stock options totaled to $13,853 thousand, which are expected to be expensed over a weighted-average period of 2.7 years.
2,300,980 out of the outstanding options that have not yet vested as of December 31, 2021, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of a M&A Transaction which constitutes a Liquidation Event (as defined in Note 9).
The unrecognized compensation costs related to those unvested stock options are $7,281 thousand, which are expected to be recognized over a weighted-average period of 2.3 years.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 -
STOCK-BASED COMPENSATION
(continued):

The following table presents the classification of the stock options expenses for the periods indicated:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Cost of revenue	158	178	180
Research and development	1,684	1,267	1,266
Selling, general and administrative	7,981	3,884	1,418

Total stock-based compensation -Stock Options	9,823	5,329	2,864

Restricted Stock Units
The following is a summary of the status of the Company’s RSU’s as of December 31, 2021, as well as changes during the year:

	December 31, 2021
	Number of RSUs	Weighted- Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	—	—
Granted during the year	133,384	$7.89
Exercised during the year	—	—
Forfeited during the year	—	—

Outstanding at the end of the year	133,384	$7.89

RSUs exercisable at year-end	616	$7.89

Outstanding as of December 31, 2021					Exercisable as of December 31, 2021
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$7.89	133,384	9.96	$7.89	$76	616	9.96	$7.89	(	*)
(*)   Less than $1 thousand
As of December 31, 2021, the unrecognized compensation cost related to unvested RSUs totaled to approximately $914 thousand and is expected to be expensed over a weighted-average recognition period of approximately 3.8 years.
During 2021, 2020 and 2019, 7,398, 0 and 0 RSU’s respectively, were granted to several related parties (please refer to Note 17 regarding Related Parties).
The following table presents the classification of RSU’s expenses for the periods indicated:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Cost of revenue	6	—	—
Research and development	22	—	—
Selling, general and administrative	18	—	—

Total stock-based compensation-RSUs	46	—	—

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INCOME, NET:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Foreign currency exchange differences	1,295	2,592	378
Issuance costs attributed to Forfeiture Shares	(473)	—	—
Interest income	311	849	2,174
Change in fair value of Warrants liability	—	(109)	—
Change in fair value of Forfeiture shares	(173)	—	—
Other	(31)	(32)	(109)

Total financial income, net	929	3,300	2,443

NOTE 13 - NET INCOME (LOSS) PER ORDINARY SHARE:
The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the periods indicated. Net income (loss) per ordinary share calculations for all periods presented have been retrospectively adjusted to reflect the Reverse Stock Split, as discussed in Note 1(d).

	Year Ended December 31
	2021(*)	2020	2019

	U.S. dollars in thousands
Basic net loss per Ordinary Share
Numerator:
Net loss from continuing operations	(26,534)	(19,635)	(25,934)
Dividend on Series E Redeemable Preferred	(2,710)	(3,428)	(3,203)
Dividend on Series D Redeemable Preferred	(4,023)	(5,090)	(4,757)
Dividend on Series C Redeemable Preferred	(1,426)	(1,805)	(1,687)
Dividend on Series B-2 Redeemable Preferred	(985)	(1,245)	(1,163)
Dividend on Series B-1 Redeemable Preferred	(394)	(498)	(465)
Dividend on Series A Redeemable Preferred	(1,792)	(2,264)	(2,116)

Numerator for basic and diluted net loss per common share net loss attributable to common stockholders	(37,864)	(33,965)	(39,325)

Denominator:
Denominator for basic and dilutive net loss per common share- adjusted weighted-average share	33,031,205	10,448,218	9,522,608

Basic and dilutive net loss per common share	(1.15)	(3.25)	(4.13)

(*)	Dividend on Redeemable Preferred Shared referred to the period that started on January 1, 2021 and ended on September 29, 2021 (Recapitalization Closing Date, refer to note 1(d)).

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13
- NET INCOME (LOSS) PER ORDINARY SHARE
(continued):

The following weighted-average Ordinary Shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been antidilutive:

	2021	2020	2019
Options	16,028,893	15,257,902	14,157,546
Warrants liability	41,351	161,808	161,808
Private Warrants	1,683,500	—	—
Public Warrants	2,906,944	—	—
Forfeiture Shares	508,715	—	—
Redeemable Convertible Preferred A shares	24,584,645	32,901,384	32,901,384
Redeemable Convertible Preferred B-1 shares	7,524,342	9,957,400	9,957,400
Redeemable Convertible Preferred B-2 shares	13,950,841	18,670,270	18,670,270
Redeemable Convertible Preferred C shares	7,042,522	9,424,938	9,424,938
Redeemable Convertible Preferred D shares	14,431,585	19,313,646	19,313,646
Redeemable Convertible Preferred E shares	8,279,726	11,080,674	11,080,674
The number of Redeemable Convertible Preferred Shares and warrants liability have not been retrospectively adjusted in these consolidated financial statements as a result of the conversion to Ordinary Shares occurring simultaneously with the Reverse Stock Split.
NOTE 14 - INCOME TAXES:

a.	Basis of taxation
Current tax is calculated with reference to the profit of the Company and its subsidiaries in their respective countries of operation. Set out below are details in respect of the significant jurisdictions where the Company and its subsidiaries operate and the factors that influenced the current and deferred taxation in those jurisdictions:
Israel
Valens is taxed under the laws of the State of Israel at a corporate tax rate of 23%. In 2021, 2020 and 2019, Valens is at a losses position and therefore has no corporate tax liability.
As of December 31, 2021, 2020 and 2019, Valens has a carry forward loss of approximately $
88
 million, $85 million and $65 million, respectively. Such carry forward loss has no expiration date.
United States
The principal federal tax rate applicable to the U.S. subsidiaries is 21%.
With respect to Valens Semiconductor Inc., is also subject to state taxes at the following rates: 8.84% in California and 0.75% in Texas.
As of December 31, 2021, Valens Merger Sub, Inc. (formerly PTK) has a carry forward loss of approximately $5 million and is subject to state taxes at a rate of 8.84% in California. Such carry forward loss is subject to the 382 limitation and has no expiration date.
Japan
The effective principal corporate tax rate applicable to the Japanese subsidiary is 36%.
Germany
The effective principal corporate tax rate applicable to the German subsidiary is 30%.
China
The effective principal corporate tax rate applicable to the Chinese subsidiary for is 5%.

VALENS
SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - INCOME TAXES
(continued):

b.	Income (loss) Before Income Taxes:
Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Domestic (Israel)	(26,549)	(19,935)	(26,083)
Foreign	412	447	542

Loss before income taxes	(26,137)	(19,488)	(25,541)

c.	Income tax expenses consisted of the following for the periods indicated:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Domestic (Israel)	306	97	281
Foreign	101	67	133

Income tax expenses	407	164	414

d.	Taxes on Income:
Taxes on income for the years ended December 31, 2021, 2020 and 2019 were comprised of the following:

	December 31
	2021	2020	2019

	U.S. dollars in thousands
Current:
Domestic	—	—	—
Foreign	40	37	25

Total	40	37	25

Deferred:
Domestic	—	—	—
Foreign	—	—	—

Total	—	—	—

Provision for income taxes	40	37	225

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - INCOME TAXES
(continued):

A reconciliation our theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2021	2020	2019

	U.S. dollars in thousands
Loss before taxes on income and before Equity in earnings of investee	(26,137)	(19,488)	(25,541)
Statutory tax rate in Israel	23%	23%	23%

Theoretical tax benefit	(6,011)	(4,482)	(5,874)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	1	4	5
Operating losses and other temporary differences for which valuation allowance was provided	3,773	3,224	5,203
Permanent differences	2,338	1,321	799
Tax prepayment	306	97	281

Actual taxes on income	407	164	414

e.	Deferred Tax Assets and Liabilities :
The components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows:

	December 31
	2021	2020

	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	21,221	19,477
Research and development	7,526	2,124
Issuance costs	2,338	—
Employee and payroll accrued expenses	763	654
Other	44	42

Total deferred tax assets	31,892	22,297
Less valuation allowance for deferred tax assets	(31,892)	(22,297)

Deferred tax assets	—	—

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. The Company reassess its valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.
As of December 31, 2021, and 2020, the Company has recorded a full valuation allowance of $(31,892) and $(22,297) thousand with regard to its deferred taxes (which is mainly tax loss carryforwards) generated in Israel, respectively.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

N
OTE 14 - INCOME TAXES
(continued):

The change in valuation allowance for the years ended December 31, 2021, 2020 and 2019 was $(9,595), $(4,500) thousand and $(7,931) thousand, respectively.

f.	Uncertain tax positions
The Company implement
a two-step approach
to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We do not have any material liabilities in any reported periods regarding uncertain tax positions. We classify interest and penalties recognized related to our uncertain tax positions within income taxes on the consolidated statements of operations.

g.	Tax assessments
The Israeli entity’s’ income tax assessments are considered final through 2015.
The US subsidiary’s income tax assessments are considered final through 2016.
NOTE
15-
SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER
:

a.
For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

	Year ended December 31, 2021
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	62,801	7,883	70,684
Gross profit	48,909	1,670	50,579
Research and development expenses	14,054	32,821	46,875
Sales and marketing expenses	6,944	7,270	14,214
General and administrative expenses	8,322	8,234	16,556

Segment operating profit (loss)	19,589	(46,655)	(27,066)

Financial income, net			929

Loss before taxes on income			(26,137)

Depreciation expenses	371	728	1,099

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE
15-
SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER
(continued):

	Year ended December 31, 2020
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	54,843	2,067	56,910
Gross profit (loss)	43,609	(131)	43,478
Research and development expenses	13,116	31,609	44,725
Sales and marketing expenses	6,625	7,032	13,657
General and administrative expenses	4,064	3,820	7,884

Segment operating profit (loss)	19,804	(42,592)	(22,788)

Financial income, net			3,300

Loss before taxes on income			(19,488)

Depreciation expenses	419	674	1,093

	Year ended December 31, 2019
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	59,053	988	60,041
Gross profit (loss)	47,699	(243)	47,456
Research and development expenses	20,257	32,447	52,704
Sales and marketing expenses	8,046	9,570	17,616
General and administrative expenses	2,569	2,551	5,120

Segment operating profit (loss)	16,827	(44,811)	(27,984)

Financial income, net			2,443

Loss before taxes on income			(25,541)

Depreciation expenses	505	533	1,038

b.	Geographic Revenues
The following table shows revenue by geography, based on the customers’ “bill to” location:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Israel	1,670	1,028	1,470
China	15,574	11,989	7,268
Hong Kong	13,964	9,780	11,267
United States	10,842	7,969	12,189
Mexico	2,381	7,708	9,065
Japan	7,669	6,802	8,895
Other	18,584	11,634	9,887

	70,684	56,910	60,041

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE
15-
SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER
(continued):

c.	Supplemental data - Major Customers:
The following table summarizes the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	December 31
	2021	2020

	U.S. dollars in thousands
Accounts Receivable
Customer A	0%	36%
Customer B	16%	20%
Customer C	0%	14%
Customer D	12%	3%

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Revenues
Customer C	10%	17%	18%
Customer D	11%	12%	14%
Customer B	9%	10%	12%

d.	Property and Equipment by Geography:

	Year Ended December 31
	2021	2020	2019

	U.S. dollars in thousands
Domestic (Israel)	2,259	1,543	1,939
Taiwan	199	344	349
China	210	312	—
USA	73	151	290
Other	—	3	7

	2,741	2,353	2,585

NOTE 16 - RELATED PARTY TRANSACTIONS:

a.
During the years ended December 31, 2021, 2020 and 2019, the Company granted 321,777, 3,347,705 and 1,089,195 options, respectively, at a weighted average exercise price of $1.04, $0.86 and $0.86 and respectively to several executives officers, and Board members of the Company. In addition, during the year ended December 31, 2021, the Company granted 7,398 RSUs to several Board members of the Company.

The fair value of the stock options that were granted during the year ended December 31, 2021 is $1,266 thousand, which is expected to be recognized over a
3-4-years
vesting period, and the fair value of the RSUs is $55 thousand, which is expected to be recognized over a
3-years
vesting period.

b.
In February 2020, the Company changed the employment terms of one of its executives, who is also a member of the Board of directors of the Company, into a fixed term employment of 5 years, ending in January 2025.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - RELATED PARTY TRANSACTIONS
(continued):

c.
On September 30, 2021, the vesting of 814,272 options of one of the Company’s executives were accelerated. The Company expensed $3,396 thousand in the general and administrative expenses due to such vesting acceleration.

d.
With respect of the execution of the Merger Agreement Closing and the listing as a public Company in the NYSE, certain of the Company’s executives received cash bonus in the amount of $1,545 thousand, that was expensed in the general and administrative expenses.

e.	As of December 31, 2021, and 2020, the Company accrued $179 and $92 respectively, for bonus payments to the Covered Executives.

f.	As of December 31, 2021, and 2020, the Company accrued $142 and $0, respectively, for services provided to PTK by its Sponsor in connection with the Merger.