Form 20-F
period 2022-12-31
Valens Semiconductor Ltd.
filed 2023-03-01
CIK 1863006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the issuer had 98,876,266 ordinary shares, no par value, outstanding and 18,160,000 warrants to purchase ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “U.S. GAAP”). We present our combined financial statements in U.S. dollars (“U.S. dollars”, “USD,” “US$” or “$”).

Our fiscal year ends on December 31 of each year. References to “fiscal year 2020” and “2020” are references to the fiscal year ended December 31, 2020, references to “fiscal year 2021” and “2021” are references to the fiscal year ended December 31, 2021, and references to “fiscal year 2022” and “2022” are references to the fiscal year ended December 31, 2022.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars.

TRADEMARKS

We have proprietary rights to trademarks, trade names and service marks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws. Valens’ forward- looking statements include, but are not limited to, statements regarding Valens or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report may include, for example, statements about:

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	The cyclicality of the semiconductor industry;

●	The effects of health epidemics, such as the global COVID-19 pandemic;

●	The impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers;

●	Any difficulty selling Valens’ products if customers do not design its products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Valens’ ability to effectively manage, invest in, grow, and retain its sales force, research and development capabilities, marketing team and other key personnel;

●	Valens’ ability to timely adjust product prices to customers following price increase by the supply chain;

●	Valens’ ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers;

●	Valens’ expectations regarding the outcome of any future litigation in which we are named as a party;

●	Valens’ ability to adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights;

●	The market price and trading volume of Valens ordinary shares may be volatile and could decline significantly;

●	Political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and

●	The other matters described in the section titled “Risk Factors”.

Some of these factors are discussed in more detail in this Annual Report, including under “Part I, Item 3. Key Information-D. Risk Factors,” “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”

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

D. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

●	The cyclicality of the semiconductor industry;

●	The effects of health epidemics, such as the global COVID-19 pandemic;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers;

●	Any difficulty selling Valens’ products if customers do not design its products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Any difficulty adequately obtaining, maintaining, protecting, defending or enforcing Valens’ intellectual property rights or commercializing our products without infringing the intellectual property rights of others; and

●	Cyber-attacks or other disruptions to or breaches of Valens’ information technology systems.

Risks Related to Our Business and Industry

The semiconductor industry is highly cyclical.

The semiconductor industry is highly cyclical and is characterized by short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. Cyclical downturns can result from a variety of market forces including constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. If we expand our operations and workforce too rapidly or procure excessive resources in anticipation of increased demand for our products, and that demand does not materialize at the pace at which we expect, or declines, or if we overbuild inventory in a period of decreased demand, our operating results may be adversely affected as a result of increased operating expenses, reduced margins, underutilization of capacity or asset impairment charges.

The semiconductor industry has experienced downturns in the past and may experience such downturns in the future. For example, the industry experienced a significant downtown in connection with the global recession in 2008, and further experienced a downturn from 2019 to 2021, which may be prolonged as a result of the economic impact of the COVID-19 pandemic as well as the trade dispute between China and the United States. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels, accelerated erosion of average selling prices, weakness in demand in certain markets, supply chain capacity challenges and pricing for semiconductors across applications and excess inventory.

Recent downturns have directly impacted our business, as has been the case with many other companies, suppliers, distributors and customers in the semiconductor industry and other industries around the world, and any prolonged or significant future downturns in the semiconductor industry could have a material adverse effect on our business, financial condition and results of operations.

Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to procure adequate capacity within our semiconductor supply chains, resources and raw materials, some of which are single-sourced or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products. As the shortage in the semiconductor industry increases, we continue to face the impact of extended lead times from our suppliers as well as cost increases for certain raw materials that are in short supply, which may impact our revenues, gross margins and our ability to obtain future design wins, while potentially increasing order cancellations. If the availability of those materials and supplies continues to be interrupted, we may not be able to find suitable replacements and, as a result, our business, financial condition and results of operations could be materially and adversely affected. In addition, we may not be able to expand our workforce and operations in a sufficiently timely manner or respond effectively to changes in demand for our existing products or to demand for new products requested by our customers.

Due to cyclic nature of the semiconductor industry, our business and certain of the end markets we serve are also subject to rapid technological changes and material fluctuations in demand based on end-user preferences. There can be no assurance (i) that products stocked in our inventory will not be rendered obsolete before we ship them, or (ii) that we will be able to design, develop and produce products in a timely fashion to accommodate changing customer demand.

Global political and economic uncertainty, downturns or volatility in general economic conditions could have a material adverse effect on our international operations and adversely affect our business, financial condition, results of operations and liquidity.

Our net sales, gross margin, and profitability depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. A significant portion of our revenue is derived from customers in international markets, and we expect that international sales will continue to account for a significant portion of our revenue in the future. As a result of our international operations, our business, financial condition and results of operations could be negatively impacted by the following:

●	political, legal and economic changes, crises or instability and civil unrest in markets in which we do business, such as potential macroeconomic weakness related to trade and political disputes between the United States and China, changes in China-Taiwan relations that may adversely affect our operations in Taiwan, our customers, and the technology industry supply chain since, as of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at Taiwan Semiconductor Manufacturing Company (“TSMC”), and the ongoing conflict between Russia and Ukraine;

●	compliance requirements of U.S. customs and export regulations, including the Export Administration Regulations;

●	currency conversion risks and exchange rate and interest rate fluctuations, including the current increasing interest rate environment;

●	instability of global credit and financial markets due to adverse macroeconomic conditions such as rising inflation, increasing interest rates and slower economic growth or recession that could, among other impacts, affect our ability to access external financing sources on acceptable terms or lead to financial difficulties or uncertainty of our customers, suppliers and distributors exposing us to late payments, cancelled orders and inventory challenges, among others;

●	trade policy, commercial, travel, export or taxation disputes or restrictions, import or export tariffs, changes to export classifications or other restrictions imposed by the U.S. government or by the governments of the countries in which we do business, particularly in China;

●	complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax regulations, price protection, competition practices, export control regulations and restrictions, customs and tax requirements, immigration, anti-boycott regulations, privacy, data protection and information security, sustainability and climate-related regulations, intellectual property, anti-corruption and environmental compliance, including the Foreign Corrupt Practices Act;

●	economic disruption from terrorism and threats of terrorism and the response to them by the U.S. and its allies;

●	natural disasters or public health emergencies, such as the COVID-19 pandemic;

●	fluctuations in raw material costs and energy costs due to general market factors and conditions such as inflation and supply chain constraints;

●	cyber-attacks or other disruptions to or breaches of our information technology systems; and

●	greater difficulty in accounts receivable collections and longer collection periods.

Weaknesses in the global economy and financial markets, including the current weaknesses resulting from multiple reasons, including the aftershock effects of the COVID-19 pandemic, and any adverse changes in general domestic and global economic conditions that may occur in the future, including any recession, economic slowdown or disruption of credit markets, may also lead to lower demand for products that incorporate our solutions, particularly in the automotive and audio-video markets. A decline in end-user demand can affect our customers’ demand for our products, the ability of our customers to obtain credit and otherwise meet their payment obligations. Our net sales, financial condition and results of operations could be negatively affected by such actions. Volatile and/or uncertain economic conditions can adversely impact sales, gross margin and profitability and make it difficult for us to accurately forecast and plan our future business activities. To the extent we incorrectly plan for favorable economic conditions that do not materialize or take longer to materialize than expected, we may face oversupply of our products relative to customer demand.

Conversely, if we overestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which could result in losses. To the extent that our sales, profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business, financial condition and results of operations may be materially and adversely affected. In addition, any disruption in the credit markets, including as a result of the ongoing COVID-19 pandemic, could impede our access to capital, which could be further adversely affected if we are unable to obtain or maintain favorable credit ratings. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all.

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

Concerns remain regarding additional surges of variants of COVID-19, and the economic impact thereof, all of which may impact our future results of operations and financial condition.

The economic uncertainty caused by the COVID-19 pandemic may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. We have committed, and we plan to continue to commit, resources to grow our business, including to expand our international presence, employee base, and technology development, and such investments may not yield anticipated returns, particularly if worldwide business activity continues to be impacted by variants of COVID-19. The duration and extent of the impact from the COVID-19 pandemic depend on future developments that cannot be accurately predicted at this time, and if we are not able to respond to and manage the impact of such events effectively, our business may be harmed.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to make, transport and sell products in coordination with our suppliers, customers, distributors and third-party manufacturers or other subcontractors is critical to our success. Damage or disruption to our supply, manufacturing, supply chain or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, disease, fire, explosion, cyber-attacks or other disruptions to or breaches of our information technology systems, terrorism, pandemics, epidemics or other outbreaks of infectious disease, strikes, civil unrest, repairs or enhancements at facilities manufacturing or distribution of our products or other reasons could impair our ability to manufacture, sell our products, and to deliver products to our customers on a timely basis or at all. Global climate change may result in certain natural disasters occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, and flooding, and could disrupt the availability of water necessary for the operation of our fabrication facilities located in semi-arid regions. The long-term effects of climate change on the global economy and the semiconductor industry in particular are unclear but could be severe.

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

Approximately 18% and 82% of our total net sales in fiscal year 2022 and 11% and 89% of our total net sales in fiscal year 2021 were generated by our automotive products and audio-video products, respectively. This concentration of sales and the economic uncertainty have impacted demand in many global markets exposing us to the risks associated with such markets as follows:

●	Audio-Video market: During 2021, we noticed a negative impact from the COVID-19 pandemic on some of our Audio-Video customers’ demand, particularly with respect to end users’ audio-video and multimedia products that are used in public areas and for public events. However, at the same time and into 2022 we did receive an increase in demand for high-speed connectivity products driven by a need for products and infrastructure to support trends that emerged from the impact of the COVID-19 pandemic such as working from home, hybrid work models, hybrid educational models and remote healthcare. As of early 2022, we witnessed a gradual recovery in most of the markets we operate in, although in certain geographical areas the recovery was slower and affected the demand for our products. This was specifically demonstrated in China, which experienced continuous lock downs during 2022.

●	Automotive market: Automotive sales generally correlate with global economic conditions, such as increased inflation rate and the rise of interest rates, which may affect consumer spending. A downturn in the automotive market could delay automakers’ plans to introduce new vehicles with these features, as well as decrease manufacturing of existing car models, which would negatively impact the demand for our products and our ability to grow our business. Such potential developments could have a material adverse effect on our business, financial condition, and results of operations, as well as our ability to execute our growth strategy.

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

Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could lead to a changing competitive landscape, which could negatively impact our competitive position and market share, could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total product costs in line with these declining revenues. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

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

Approximately 32% of our revenues 2022 and 30% of our 2021 revenues were generated by our top three customers in each of those periods that purchase products from us based on short term purchase orders that reflect the demand they have from their end customers. We cannot guarantee that we will be able to generate similar levels of revenues from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

Our customers continued success will depend in large part on growth within the markets for our automotive and audio-video solutions and products and their success within such markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

●	the effects of catastrophic and other disruptive events at our customers’ offices or facilities including, but not limited to, natural disasters, telecommunications failures, cyber-attacks or other disruptions to or breaches of our information technology systems, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, including the COVID-19 pandemic, breaches of security or loss of critical data;

●	increased costs associated with potential disruptions to our customers’ supply chain and other manufacturing and production operations;

●	the deterioration of our customers’ financial condition;

●	changes in geographic, product or customer mix;

●	delays and project cancellations as a result of design flaws in the products developed by our customers; the inability of customers to dedicate the resources necessary to promote and commercialize their products;

●	the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

●	the failure of our customers’ products to achieve market success and gain broad market acceptance.

Any slowdown in the growth of these end markets could adversely affect our financial results.

We will have difficulty selling our products if customers do not design our products into their product offerings.

Our products are not sold directly to the end-users but are components of other products. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on our customers to select our products from among alternative offerings to be designed into the products they sell. If they do not include our products in their designs, we will have difficulty selling our products. Even after a customer designs our products into the products it sells, the customer is not obligated to purchase our products, nor can we guarantee that the customer is not using competitive products. In addition, the customer can choose at any time to reduce or discontinue their use of our products, for example, if its own products are not commercially successful, or for any other reason. In addition, we often incur significant expenditures on the development of a new product without any assurance that our product will be designed into our customers’ products. Once a customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Our customers may not continue to design our products into their products or we might not be able to convert any such design into actual sales, either of which could materially and adversely affect our results of operations.

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

Additional factors that can contribute to fluctuations in our operating results include:

●	the rescheduling, increase, reduction or cancellation of significant customer orders;

●	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

●	the timing and amount of research and development and sales and marketing expenditures;

●	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

●	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

●	our ability to anticipate changing customer product requirements;

●	our gain or loss of one or more key customers;

●	the availability, cost and quality of materials and components that we purchase from third-party vendors and any problems or delays in the manufacturing, testing or delivery of our products;

●	the availability of production capacity at our third-party facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

●	supply constraints for and changes in the cost of the other components incorporated into our customers’ products;

●	our ability to reduce the manufacturing costs of our products;

●	fluctuations in manufacturing yields;

●	the changes in our product mix or customer mix;

●	the timing of expenses related to the acquisition of technologies or businesses;

●	product rates of return or price concessions in excess of those expected or forecasted;

●	the emergence of new industry standards;

●	product obsolescence;

●	unexpected inventory write-downs or write-offs;

●	costs associated with litigation over intellectual property rights and other litigation;

●	the length and unpredictability of the purchasing and budgeting cycles of our customers;

●	loss of key personnel or the inability to attract qualified engineers;

●	the quality of our products and any remediation costs;

●	adverse changes in economic conditions in various geographic areas where we or our customers do business;

●	the general industry conditions and seasonal patterns in our target end markets, particularly the automotive market and the audio-video market;

●	other conditions affecting the timing of customer orders or our ability to fill orders of customers subject to export control or economic sanctions;

●	cyber-attacks or other disruptions to or breaches of our information technology systems; and

●	geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, including the COVID-19 pandemic, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenues for a number of reasons. For example, open backlogs at the beginning of each quarter are typically lower than expected net sales for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our net sales objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without a significant penalty. In addition, we maintain an infrastructure of facilities and human resources in several locations around the world and have a limited ability to reduce the expenses required to maintain such infrastructure. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted net sales or changes in levels of our customers’ forecasted demand could materially and adversely impact our business, financial condition, and results of operations. Due to our limited ability to reduce expenses, in the event our revenues decline, or our forecasted net sales do not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. As a result of these factors, our operating results may vary significantly from quarter to quarter.

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

After incurring significant design and development expenditures, a substantial period of time generally elapses before we generate meaningful net sales relating to such product, if at all, particularly with respect to the automotive industry. The reasons for this delay include, among other things, the following:

●	changing customer requirements, resulting in an extended development cycle for the product;

●	delay in the ramp-up of volume production of the customer’s products into which our solutions are designed;

●	delay or cancellation of the customer’s product development plans;

●	competitive pressures to reduce our selling price for the product;

●	the discovery of design flaws, defects, errors or bugs in the products;

●	lower than expected customer acceptance of the solutions designed for the customer’s products;

●	lower than expected acceptance of our customers’ products; and

●	higher manufacturing costs than anticipated.

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

Suppliers in the semiconductor industry must meet increasingly stringent quality standards of certain original equipment manufacturers and customers, particularly for automotive and audio-video applications. While our quality performance to date has generally met these requirements, we may experience problems in achieving acceptable quality results in the manufacture of our products, particularly in connection with the production of new products or adoption of a new manufacturing process. Our failure to achieve acceptable quality levels could adversely affect our business results. In addition, our customers generally impose very high quality and reliability standards on our products, which often change and may be difficult or costly to satisfy. Any inability to satisfy customer quality and reliability standards or comply with industry standards and technical requirements may adversely affect demand for our products and our results of operations.

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

The manufacture of our products, including the fabrication of semiconductor microchip, and the assembly and testing of our products, involve highly complex processes. From time to time, we have experienced problems achieving acceptable yields at our third-party facilities, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically significantly reduced our manufacturing yields, resulting in low or negative margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our products on a timely basis and harm our relationships with customers, which could materially and adversely affect our business, financial condition and results of operations. We may be unable to maintain appropriate manufacturing capacity or product yields at our CM manufacturing facilities.

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

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations primarily due to the fact that while our functional currency is the U.S. dollar, our Israeli employees’ payroll, which is a significant expense in our income statement, is paid in NIS, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. If we create debt, the rating thereof by major rating agencies may further improve or deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

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

During the COVID-19 pandemic, we modified our workplace practices to allow many of our employees working remotely for extended periods of time. As a result, many of our employees have expressed a preference to continue to work from home two to three days a week. In response, we announced a hybrid work policy for our Israeli based employees, where employees may work up to two days per week from home. However, certain types of activities such as new product innovation, critical business decision making, brainstorming sessions, providing sensitive employee feedback, and onboarding new employees may be less effective in a hybrid work environment. Our hybrid work environment may also negatively impact social interactions between employees that build camaraderie and may, therefore, negatively impact our office culture. Many companies, including companies that we compete with for talent, have announced plans to adopt full time remote work arrangements or hybrid work arrangements more flexible than ours, which may impact our ability to attract and retain qualified personnel if potential or current employees prefer these policies.

We may not be able to adequately obtain, maintain, protect, defend or enforce our intellectual property rights, which could harm our competitive position.

Our success and future revenue growth will depend, in part, on our ability to obtain, maintain, protect, defend or enforce our intellectual property rights. We will primarily rely on patent, copyright, trademark, and trade secret laws, as well as non-disclosure agreements and other methods, to protect our proprietary technologies and processes. It is difficult and costly to monitor the use of our intellectual property and there can be no assurances that the steps we have taken to protect our proprietary technologies or processes will be effective. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, our proprietary technologies and processes, despite our efforts to protect such proprietary technologies and processes. It is also possible that customers, employees and other third parties may breach or violate our agreements with them and make unauthorized use of our proprietary technology and processes, and we may not have adequate remedies for such breach or violation. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our proprietary technology or processes. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Moreover, the semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, or are independently developed by competitors or other third parties, our competitive position may be materially and adversely affected.

The failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition and result of operations and hurt our competitive advantage.

While we currently own a significant number of patents, the patent prosecution process is expensive, time-consuming and complex, and there can be no assurances that we be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents, may be challenged, narrowed, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection or commercial advantage. Our intellectual property rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

In addition, the protection afforded under the patent and other intellectual property laws of one country may not be the same as that in other countries. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis. We also may not have the same scope of patent protection in every country where we do business. If our patents do not adequately protect our technology, competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents. In addition, changes in either the patent laws or interpretation of the patent laws in the U.S. and other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Court rulings may narrow the scope of patent protection available in certain circumstances and weaken the rights of patent owners in certain situations, which could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to compete successfully depends in part on our ability to commercialize our products without infringing, misappropriating or otherwise violating intellectual property rights of others.

To the same extent that we seek to protect our proprietary technology, processes and other inventions with patents, copyrights, trademarks and trade secrets, our competitors and other third parties do the same for their proprietary technology, processes and other inventions. We have no means of knowing the content of patent applications filed by third parties until they are published. It is also difficult and costly to continuously monitor the intellectual property portfolios of our competitors to ensure our technologies do not violate the intellectual property rights of any third parties.

The semiconductor industry is ripe with patent assertion entities and is characterized by frequent litigation regarding patent and other intellectual property rights. As a public company with an increased profile and visibility, we may receive communications in the future that allege that our products or technologies infringe third party patents, copyrights, trademarks or other intellectual property rights. Lawsuits or other proceedings resulting from allegations of infringement could subject us to significant liability for damages, narrow or invalidate our intellectual property or proprietary rights and adversely affect our business. Defending these proceedings may be costly and time consuming and may divert the attention of management and key personnel from other business issues, regardless of whether there is merit to such claims. The complexity of the technology involved, and the uncertainty of intellectual property litigation increase these risks. Under our customer agreements and other agreements, we agree in many cases to indemnify our customers if our products are alleged to infringe a third party’s intellectual property rights.

In the event that any third-party succeeds in asserting a valid claim against us or any of our customers, we could be forced to do one or more of the following:

●	discontinue selling, importing or using certain technologies that contain the allegedly infringing intellectual property which could cause us to stop manufacturing certain products;

●	seek to develop non-infringing technologies, which may not be feasible;

●	incur significant legal expenses;

●	pay substantial monetary damages to the party whose intellectual property rights we may be found to be infringing; and/or

●	seek licenses to the infringed technology that may not be available on commercially reasonable terms, if at all.

If a third party causes us to discontinue the use of any of our technologies, we may be required to design around those technologies. This could be costly and time consuming and could have an adverse effect on our financial results. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on us. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Any significant impairments of our intellectual property rights from any litigation we face could materially and adversely impact our business, financial condition, results of operations and our ability to compete in our industry.

If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products in the future.

We license from third parties certain intellectual property and technologies that are important to our business, and in the future, we may enter into additional agreements. If we fail to comply with any of the obligations under our license or technology agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights, and could disrupt or otherwise inhibit our ability to sell our products or commercialize future products. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property rights against infringing third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable. Third parties from whom we currently license intellectual property and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third party intellectual property or technology.

In the future, we may also identify additional third-party intellectual property and technologies that we may need to license or otherwise obtain rights to conduct our business, including to develop or commercialize new products. However, such licenses or other grants of rights may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign, license or otherwise grant rights to us. Even if such licenses or other grants of rights are available, we may be required to pay the licensor (or other applicable counterparty) substantial royalties based on sales of our products. Such royalties are a component of the cost of our products and may affect the margins on our products. In addition, such licenses or other grants of rights may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Failure to obtain the necessary licenses or otherwise obtain adequate grants of rights on favorable terms, or at all, could prevent us from commercializing products, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We may be subject to cyber-attacks or other disruptions to or breaches of our information technology systems that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.

In conducting our business, we routinely collect and store sensitive data, including personal information and proprietary technology and information about our business and our customers, suppliers and business partners, including proprietary technology and information owned by our customers. The secure processing, maintenance and transmission of this data and information is critical to our operations and business strategy. Our employees occasionally work remotely, based on a hybrid work model, which creates a heightened risk of cyber-attacks or other disruptions to or breaches of our information technology systems.

We may be subject to cyber-attacks or other disruptions to or breaches of our information technology systems caused by computer viruses, illegal hacking, criminal fraud or impersonation, ransomware attacks, denial of service attacks, phishing attacks, acts of vandalism or terrorism or employee malfeasance or error.

Cyber-attacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, we and third parties associated with us may be unable to anticipate these techniques or to implement adequate preventative measures.

In addition, certain global geo-political events can increase our cybersecurity risk. For example, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There have also been similar publicized threats in connection with the Iranian government, including threats to harm Western countries’ infrastructure and assets. The costs to us to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant.

Any type of security breach, attack or misuse of data, whether actual or perceived, and whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in litigation or the imposition of penalties and fines under state, federal and foreign laws or by payment networks and adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the misappropriation or unauthorized publication of our confidential business or proprietary information or personal information, or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of laws, regulations, industry standards or other legal or contractual obligations related to privacy, data protection and information security. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. In addition, our ability to monitor our third-party service providers’ data security is limited. Some of our third-party service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or other disruptions to or breaches of information security. A vulnerability in our third-party service providers’ software or information technology systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a cyber-attack or other disruption to or breach of information security affecting any of these third parties could irreparably damage our reputation and business. The costs related to significant cyber-attacks or other disruptions to or breaches of our information technology systems could be material and cause us to incur significant expenses. If the information technology systems of third parties associated with us become subject to cyber-attacks or other disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

We cannot ensure that any limitations of liability provisions in our agreements with customers, service providers, business partners and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack or other disruption to or breach of information security. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

There may exist deficiencies in internal financial reporting controls and disclosure procedures that could adversely affect the accuracy and reliability of our periodic reporting.

Prior to September 30, 2021, Valens was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting.

As a public company, we are required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” pursuant to Section 404(b) of the Sarbanes-Oxley Act.

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

We are subject to environmental, labor, health, safety, anti-corruption, tax, corporate governance, imports and exports, and other laws and regulations in Israel, the United States and other jurisdictions in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.

The business environment is also subject to many uncertainties, including the following international business risks:

●	negative economic developments in economies around the world and the instability of governments, currently for example the sovereign debt situation in certain European countries;

●	social and political instability in a number of countries around the world, uncertain economic, legal and political conditions in the Middle East, China, Europe and other regions where we do business, including, for example, changes in China-Taiwan relations, the military conflict between Russia and Ukraine and the related sanctions and other penalties imposed on Russia by the United States, the European Union, the United Kingdom and other countries, and the threat of war, terrorist attacks in the United States, in Europe, Middle East and Africa (EMEA), or Asia Pacific (APAC);

●	pandemics or national and international environmental or other disasters, which may adversely affect our workforce, as well as our local suppliers and customers;

●	adverse changes in governmental policies, especially those affecting trade and investment;

●	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

●	threats that our operations or property could be subject to nationalization and expropriation.

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

In Israel, the United States and other jurisdictions in which we operate, we are subject to various laws, industry standards, regulations and other legal and contractual obligations related to privacy, data protection and information security. Such laws and regulations are constantly evolving, subject to uncertain and inconsistent interpretation and enforcement, and also may be expanded. If we are found to have breached any such laws, standards, regulations or obligations, in any such jurisdiction, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

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

For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, or the FTC, have adopted, or are considering adopting, laws and regulations concerning privacy, data protection and information security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020, or the CPRA), or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information (including device identifiers, IP addresses, cookies and geo-location), came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California residents and provide such residents new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Additionally, the CPRA, which came into effect on January 1, 2023, significantly modifies the CCPA, including by expanding residents’ rights with respect to certain sensitive personal information. A number of other states have also recently adopted, or are considering adopting, comprehensive data privacy laws similar to the CCPA. Additionally, many statutory requirements, both in the United States and other jurisdictions, include obligations for companies to notify individuals of data breaches involving certain personal information. For example, laws in all 50 U.S. states require businesses to provide notice to residents whose personal information has been disclosed as a result of a data breach State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation, or the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million or, whichever is greater. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

In addition, in Israel, the Privacy Protection Law, 5741-1981 (“PPL”), and the regulations enacted thereunder, including the Privacy Protection Regulations (Data Security), 5777-2017 (“Data Security Regulations”), as well as guidelines issued by the Israeli Privacy Protection Authority, and Amendment No. 40 to the Communications Law (Telecommunications and Broadcasting), 5742-1982, impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

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

We make public statements about our use and disclosure of personal information through our privacy policies, information on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and data security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy and data security practices, even if unfounded, could damage our reputation and adversely affect our business.

Restrictions on the collection, use, sharing, disclosure or other processing of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny. Our failure to comply with applicable laws, regulations and other legal obligations, or to protect personal data, could result in enforcement or litigation action against us, including fines, sanctions, penalties, judgments, imprisonment of our officers and public censure, claims for damages by residents and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations.

Failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

We have extensive international operations and a substantial portion of our business, particularly with respect to our manufacturing processes, is conducted outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control.

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

Environmental, health and safety (EHS) laws and regulations may expose us to liability, and such liability and compliance with these laws and regulations may adversely affect our business.

The semiconductor industry is subject to a variety of international, federal, state, local and non-U.S. laws and regulations governing pollution, environmental protection and occupational health and safety, including those relating to the release, storage, use, discharge, handling, generation, transportation, disposal, and labeling of, and human exposure to, hazardous and toxic materials, product composition, and the investigation and cleanup of contaminated sites, including sites we currently or formerly owned or operated, due to the release of hazardous materials, regardless of whether we caused such release. We are also required to obtain environmental permits from governmental authorities for some of our operations. We cannot assure that we have been or will be at all times in complete compliance with such EHS laws, regulations and permits. Failure to comply with such EHS laws and regulations could subject us to civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits.

Changes in EHS laws or regulations may require us to invest in costly equipment or make manufacturing process changes and may adversely affect the sourcing, supply and pricing of materials used in our products. In particular, climate change concerns and the potential resulting environmental impact may result in new or more stringent EHS laws and regulations that may affect us, our suppliers, and our customers.

In addition, we may be strictly liable for joint, and several costs associated with investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated, even if we fully comply with applicable environmental laws and regulations. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business.

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

EHS laws and regulations have tended to become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business.

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

In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance (ESG) matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations.

The Internal Revenue Service (IRS) may not agree that Valens should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any state. Accordingly, under generally applicable U.S. federal income tax rules, Valens, which is incorporated and tax resident in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Valens is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Valens would be liable for U.S. federal income tax on its income in the same manner as any other U.S. corporation and certain distributions made by Valens to non-U.S. investors generally would be subject to U.S. withholding tax.

As more fully described in the section titled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Valens—Tax Residence of Valens for U.S. Federal Income Tax Purposes,” based on the terms of the Business Combination (as defined in Item 4A to this Annual Report) and certain facts and factual assumptions, Valens does not believe that it should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed Treasury regulations (the application of which is uncertain in various respects and would be impacted by changes in such regulations with possible retroactive effect) and subject to certain factual uncertainties.

Accordingly, there can be no assurance that the IRS will not challenge the status of Valens as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge Valens’ status as a non-U.S. corporation for U.S. federal income tax purposes, Valens and certain Valens shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Valens and the application of U.S. withholding taxes on dividends paid on Valens ordinary shares to non-U.S. shareholders, subject to reduction under an applicable income tax treaty.

See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Valens” for a more detailed discussion of the application of Section 7874 of the Code to Valens. Investors should consult their own tax advisors regarding the application of Section 7874 of the Code to the Business Combination (as defined in Item 4A to this Annual Report) and the tax consequences to Valens and its shareholders if the classification of Valens as a non-U.S. corporation is not respected.

U.S. investors who are former PTK securityholders should note that there are significant legal uncertainties as to whether the Business Combination qualified as a tax-free reorganization for such former PTK securityholders.

U.S. investors who are former PTK securityholders should note that there are significant legal uncertainties as to whether the Business Combination qualified as a tax-free reorganization under Section 368(a) of the Code, given that PTK had only investment-type assets and that a significant percentage of PTK shareholders exercised their redemption rights (approximately 74%). Accordingly, no assurance can be given that that IRS will not challenge a position that the Business Combination qualified or did not qualify as a reorganization or that a court will not sustain such challenge by the IRS. For further information regarding this risk and any resulting U.S. federal income tax consequences to former PTK securityholders, please refer to the sections under the title of “Risk Factors—Risks Related to the Business Combination—The Business Combination may not qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or may be taxable under Section 367(a) of the Code, potentially causing U.S. investors who own PTK Common Stock and/or PTK warrants to recognize gain or loss for U.S. federal income tax purposes” and “U.S. Federal Income Tax Considerations—U.S. Holders—U.S. Federal Income Tax Considerations of the Business Combination—Tax Consequences of the Business Combination Under Section 368(a) of the Code” in the Proxy Statement for Special Meeting of Stockholders of PTK Acquisition Corp. (August 27, 2021) and our IRS Form 8937, available at https://s28.q4cdn.com/438644442/files/doc_downloads/2021/11/Report_of_Organizational_Actions_Affecting_Basis_of_Securities.pdf.

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

As a multinational business, operating in multiple jurisdictions such as Israel, the United States, the EU, Japan and China, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could significantly increase our effective tax rate and reduce our cash flow from operating activities and otherwise have a material adverse effect on our financial condition. Since a significant portion of our operations are located in Israel, changes in tax laws or regulations in Israel could significantly affect our operating results. Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development (the “OECD”). Any changes in the OECD policy or recommendations, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.

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

The U.S. government has in the past made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that may impact U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. Since our current products are manufactured outside the United States, such changes, if adopted, could have a disproportionate impact on our business and make our products more expensive and less competitive in the U.S. market. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased costs of manufacturing our products, and higher prices for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, require the use of local suppliers in place of non - Chinese suppliers like us, compel companies that do business in China to partner with local companies to conduct business and provide incentives to government-backed local customers to buy from local suppliers. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales to decline, which could materially and adversely impact our business, financial condition and results of operations. The U.S. or foreign governments may take administrative, legislative or regulatory action that could materially interfere with our ability to sell products in certain countries and/or to certain customers, particularly in China. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions for our business.

We will be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Products developed in Israel and other locations are subject to export controls of the applicable nation. Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses, and our failure to obtain required import or export approval for our products or limitations on our ability to export or sell our products imposed by these laws may harm our international and domestic revenues. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. Failure to obtain export licenses for our products or having one or more of our customers be restricted from receiving exports from us could significantly reduce our net sales and materially and adversely affect our business, financial condition and results of operations.

Changing foreign exchange rates may have an adverse effect on our financial results.

We have operations and assets in Israel, the United States and other foreign jurisdictions. We prepare our consolidated financial statements in U.S. dollars, but a portion of our expenditures are denominated in NIS and other currencies. We therefore must translate our foreign assets, liabilities, revenue and expenses to U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the NIS and other foreign currencies relative to the U.S. dollar may negatively affect the value of these items in our financial statements. Additionally, currency exchange rates have been especially volatile in the recent past due to several factors, including interest rate changes and political and economic uncertainty, and these currency fluctuations may make it difficult for us to predict the prospective impact of exchange rate fluctuations. Although we engage in foreign currency hedging activity, we may be unable to hedge all of our foreign currency risk. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in the value of our net foreign currency investment, and our business, financial condition, results of operations and cash flows may be negatively affected.

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

The price of Valens’ securities may fluctuate significantly due to general market and economic conditions. Between February 2nd, 2022, and February 1st, 2023, our share price has fluctuated from a low of $2.75 to a high of $7.39, and the daily average trading volume in that period was 194,612. An active trading market for Valens’ securities may not be sustained. In addition, the price of Valens’ securities can vary due to general economic conditions and forecasts, Valens’ general business condition and the release of Valens’ financial reports. The following factors may also cause significant fluctuations in the market price of our ordinary shares:

●	negative fluctuations in our quarterly revenues and earnings or those of our competitors;

●	pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of contractual lock–up with respect to significant amounts of our ordinary shares;

●	shortfalls in our operating results compared to levels forecast by us or securities analysts;

●	changes in our senior management;

●	mergers and acquisitions by us or our competitors;

●	technological innovations;

●	the introduction of new products;

●	the conditions of the securities markets, particularly in the semiconductors sector; and

●	political, economic and other developments in Israel and worldwide.

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

Under the Sarbanes-Oxley Act, among other things, Valens is required to maintain effective disclosure controls and procedures and internal control over financial reporting. Valens is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information  required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Valens’ principal executive and financial officers. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of our initial public offering. This assessment needs to include disclosure of any material weaknesses identified by our management in an internal control over financial reporting.

Valens’ current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in Valens’ internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Valens’ operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Valens’ financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Since the Company is an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Business Startups Act of 2012 (the “JOBS Act”), it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Valens’ reported financial and other information.

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

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Valens’ controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

We may be named as a party to several legal proceedings in the future, including litigation related to our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.

We may become a party to lawsuits, government inquiries or investigations and other legal proceedings (referred to as “litigation”).

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

Israel’s most recent general elections were held on November 1, 2022. These elections were the fifth round of elections since April 2019. This uncertainty surrounding frequency of election rounds in Israel may continue. Governments generally are based on a coalition comprised of several political parties, which contribute to the frequency of elections and political instability.

As of February 2023, the current elected government in Israel is pursuing extensive changes to Israel’s judicial system, which in turn may affect the checks and balances between the authorities in Israel. Such reform, if adopted, could adversely affect the macroeconomic condition in which we operate.

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 65% of the total voting power of our shareholders;

●	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders; and

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

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

Our amended and restated articles of association provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the federal forum provision in our amended and restated articles of association (the “Federal Forum Provision”). While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions as defined in Israel’s Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (the “Innovation Law”).

We received Israeli government grants for certain of our research and development activities. When a company develops know-how, technology or products using grants from the Israel Innovation Authority of the Israeli Ministry of Innovation, Science and Technology (formerly known as Office of Chief Scientist) (“IIA”), the terms of these grants and the Innovation Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals, in the future, while in the past the Company did receive approvals of requests submitted by it according to the Innovation Law, including for the manufacturing of Company products outside of Israel.

Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development outside of Israel.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel, may require payment to the IIA of amounts which are determined taking into consideration the following elements: (i) the value of the transferred or licensed technology or know-how;(ii) our research and development expenses; (iii) the amount of IIA accumulated grants. Over the years, Valens has received various grants from the IIA in the total amount of $6 million, out of which the latest grants in the amount of $2.05 million were received from the IIA in 2016; (iv) accumulated revenue-based royalties already paid by the Company; and (v) the time that has passed since the completion of IIA supported period and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, despite the fact that as of December 31, 2019 the Company paid in full all the grants received from the IIA, Valens remains subject to the restrictions and obligations under the Innovation Law described above, and the net consideration available to our shareholders in certain transactions (such as a merger or similar change of control transaction) involving the transfer outside of Israel of technology or know-how developed with IIA funding may be reduced by any amounts that we may be required to pay to the IIA.

Certain tax benefits that may be available to Valens, if obtained by Valens, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase Valens’ costs and taxes.

Valens may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If Valens obtains tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, it will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Valens’ Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2022 and thereafter. Additionally, if Valens increases its activities outside of Israel through acquisitions, for example, its activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

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

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce anon-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. For more information, see “Enforceability of Civil Liabilities.”

Risks Related to Ownership of Our Shares and Warrants

Valens’ Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of Valens ordinary shares.

Certain provisions of Israeli law and Valens’ Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Valens or for Valens’ shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders and may limit the price that investors may be willing to pay in the future for Valens’ ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be affected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to Valens or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E.“Taxation—Taxation and government programs—Israeli tax considerations and government programs” for additional information.

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

The market price and trading volume of Valens’ ordinary shares may be volatile and could decline significantly.

The stock markets, including the NYSE on which our ordinary shares and warrants are listed under the symbol “VLN” and “VLNW” respectively, have from time-to-time experienced significant price and volume fluctuations. The market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares and warrants declines significantly, shareholders may be unable to resell their shares or warrants at or above the market price of the ordinary shares and warrants. The market price of our ordinary shares and warrants might fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in Valens’ estimates, or in the estimates of analysts, for Valens’ revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of the NYSE;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	publication of research reports about Valens;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of Valens, changes in financial estimates by any securities analysts who follow Valens or Valens’ failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Valens;

●	commencement of, or involvement in, litigation involving Valens;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

If securities or industry analysts do not publish or cease publishing research or reports about Valens, its business, or its market, or if they change their recommendations regarding Valens’ ordinary shares adversely, then the price and trading volume of Valens’ ordinary shares could decline.

The trading market for Valens’ ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. Valens does not control these analysts, or the content and opinions included in their reports. As a new public company, Valens cannot guarantee a wide research coverage and the analysts who publish information about Valens ordinary shares will have relatively little experience with Valens, which could affect their ability to accurately forecast Valens’ results and make it more likely that Valens fails to meet their estimates. In the event Valens obtains industry or financial analyst coverage, if any of the analysts who cover Valens issues an inaccurate or unfavorable opinion regarding it, Valens’ share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Valens’ financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade their ratings of Valens ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of Valens or fail to publish reports on it regularly, Valens’ visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

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

For as long as Valens continues to be an emerging growth company, it may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Valens could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time it is a “large accelerated filer” under U.S. securities laws.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

There is a risk that Valens will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in Valens ordinary shares or Valens warrants.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

Based on the composition of Valens’s income and assets and the average value of its assets, including goodwill, Valens believes that it was not a PFIC for 2022. However, there can be no assurances in this regard or any assurances that Valens will not be treated as a PFIC in the current or any future taxable year. The application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill, which may be determined, in large part, by reference to the market price of Valens ordinary shares from time to time, which has been, and may continue to be, volatile. Changes in the composition of the income or assets of Valens and its subsidiaries may cause Valens to be or become a PFIC for the current or subsequent taxable years. In particular, because the value of Valens’ goodwill may be determined by reference to the market price of Valens ordinary shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, the risk that Valens will be a PFIC for any taxable year will increase if the market price of Valens ordinary shares declines.

If Valens is a PFIC for any taxable year, a U.S. investor who owns Valens ordinary shares or Valens warrants may be subject to adverse tax consequences and additional information reporting obligations. For a further discussion, see “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens Ordinary Shares and Valens Warrants to U.S. Holders—Passive Foreign Investment Company Rules.” U.S. investors who own Valens ordinary shares and/or Valens warrants should consult their tax advisors regarding the potential application of these rules to Valens and the ownership of Valens ordinary shares and/or Valens warrants.

If a U.S. investor is treated for U.S. federal income tax purposes as owning at least 10% of Valens’ ordinary shares, such U.S. investor may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. investor who is a United States person is treated for U.S. federal income tax purposes as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Valens’ ordinary shares, such U.S. investor may be treated as a “United States shareholder” with respect to Valens, or any of its non-U.S. subsidiaries, if Valens or such subsidiary is a “controlled foreign corporation.” A non-U.S. corporation is considered a controlled foreign corporation if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation. As Valens has U.S. subsidiaries, certain of Valens’ non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Valens is treated as a controlled foreign corporation.

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. Valens does not intend to assist U.S. investors in determining whether Valens or any of its non-U.S. subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Valens, or any of its non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors who actually or constructively own 10% or more of the combined voting power or value of Valens ordinary shares are strongly encouraged to consult their tax advisors regarding the U.S. tax consequences of owning or disposing of Valens ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on October 26, 2006, as a private limited liability company under the laws of the State of Israel. We are registered under the Companies Law as Valens Semiconductor Ltd., and our registration number with the Israeli Registrar of Companies is 51-388704-2.

We are domiciled in Israel and our registered office is currently located at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, also currently serving as our principal executive offices. Our telephone number is +972-(9)762-6900.

On May 25, 2021, PTK entered into the Business Combination Agreement with Valens and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into PTK, with PTK surviving the merger (the merger and other transactions contemplated by Business Combination Agreement are referred to herein as the “Transactions”). As a result of the Transactions, PTK became a wholly owned subsidiary of Valens, with the securityholders of PTK becoming securityholders of Valens (the “Business Combination”).

Our capital expenditures amounted to $1.1 million, $1.4 million, and $0.9 million during the fiscal years ended December 31, 2022, 2021 and 2020, respectively, primarily consisting of expenditures related to R&D equipment. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We are subject to certain of the informational filing requirements of the Exchange Act. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov.com, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (including, in our case, our annual reports on Form 20-F, our reports of foreign private issuer on Form 6-K, any amendments to these reports, as well as certain other SEC filings). We also make available on our website, free of charge, all such SEC filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.valens.com/. The references to the SEC’s and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report. Since we are a “foreign private issuer,” we and our officers, directors and principal shareholders are exempt from certain rules and regulations under the Exchange Act. For more information, see “Part II, Item 10. Additional Information—H. Documents on Display.”

B. BUSINESS OVERVIEW

Our Mission

Our mission is to be a leading global provider of semiconductor solutions that power resilient long-reach, high-speed connectivity over simple low-cost wiring infrastructure, enabling cutting-edge innovation in the automotive, audio-video and other adjacent markets.

Our Company

Valens is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling resilient long-reach, high-speed video and data distribution for the automotive and audio-video industries. Tens of millions of Valens chipsets are deployed in millions of audio-video applications globally, across multiple verticals, such as corporate, education, medical, industrial, command-and-control and signage. Valens is the incumbent provider for wired high-speed audio-video connectivity products, compliant with the HDBaseT standard. The standard is backed by the HDBaseT Alliance, and co-managed by Valens, LG, Samsung and Sony Pictures. Valens Automotive chipsets are installed in systems manufactured by leading customers and are already embedded in vehicles around the world. Valens is a key enabler of the evolution of Advanced Driver-Assistance Systems (“ADAS”) and autonomous driving, supporting Automated Driving Systems (“ADS”), infotainment, telematics and other in-vehicle applications requiring high speed connectivity. The Company’s underlying technology has been selected in 2020 by the MIPI Alliance as the basis for the industry standard for high-speed automotive video connectivity (MIPI A-PHY). In 2021, the IEEE standards association also adopted A-PHY as an automotive standard and Valens, leveraging its first-mover advantage, was the first-in-industry to ship engineering samples of its A-PHY based VA7000 chipset family, for evaluation to leading automotive Original Equipment Manufacturers (“OEM”s) and Tier 1s.

In 2022, the A-PHY ecosystem, embarking on Valens’ VA7000 standard-compliant chipset family, continued to evolve, already including dozens of Tier 1s, camera sensor manufacturers, radar and LiDAR suppliers, component manufacturers, and testing equipment vendors, that are working to serve the growing demand for increased safety in today and tomorrow’s cars.

Audio-Video

Valens set the standard for long-range wired connectivity in the audio-video market. The company’s HDBaseT technology, supports the digitization of wired connectivity and is used by key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Harman, LG Electronics, Logitech, NEC, Panasonic, Samsung, Siemens, Sony, and many more. These companies have created thousands of electronic devices that embed Valens’ HDBaseT technology as part of their connectivity solution, in millions of products globally, across a variety of verticals.

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

As the market leader for long-range connectivity in audio-video, we believe we are well-positioned to capitalize on the opportunities the markets present. Valens’ audio-video solutions can be deployed wherever long-distance high-definition video systems are required, for time sensitive applications that require zero latency (a few micro-seconds of latency are commonly perceived in the industry as “zero latency”) (referred to herein as “Zero Latency”), in diversified applications, spanning the medical, education and industrial sectors, among others. Over the past few years, when work from home (“WFH”), remote services, remote and hybrid education became a common practice, the demand for videoconferencing surged, leading to a significant uptick in demand for Valens’ connectivity solutions.

As the world has adapted to the hybrid and remote models, we expect the demand for Valens solutions to continue to grow. The Audio-Video business is characterized by a diversified set of targeted applications. This diversification creates many business opportunities for the Company across many verticals, such as corporate, education and medical, and assists us to streamline our revenues in accordance with changes in demand across these diverse verticals.

In corporate, videoconferencing technology is increasingly essential for the office space, video meetings and remote work. For example, there is an increasing need for huddle rooms (small and private meeting areas) and larger meeting rooms, both equipped with audio and videoconferencing equipment.

The trend of educational entities utilizing hybrid models to enable students and staff to switch and combine between onsite and remote learning is driving the trend of more and more classrooms around the world equipped with video collaboration systems. Hybrid learning enables the continuity of teaching and learning. It increases equitability by providing students the access to additional education options and opportunities that meet their academic needs, and Valens’ technology democratizes opportunity and contributes to equity.

In the medical space, we continue to see growing interest in our data-extension capabilities. Our chipsets deliver a high-level of safety with Zero Latency, and high-bandwidth uncompressed video connectivity, which is required for medical imaging devices such as MRIs, CTs, X-Rays, robotic surgery, and endoscopy.

Automotive

Valens penetrated the automotive market through its engagement with Mercedes Benz, leveraging the core technology used in its audio-video chipsets, by providing data connectivity for in-vehicle infotainment and telematics systems. Initial revenues from this engagement were recorded in late 2020 and have increased substantially in 2021 and 2022.

Leveraging its strategy to gain a significant first-mover advantage, also in the much larger automotive market, Valens’ technology was selected in 2020 by the MIPI Alliance as the baseline for its high-speed in-vehicle video connectivity standard (MIPI A-PHY). The MIPI Alliance is the standardization body which develops and drives connectivity specifications for streams widely used by carmakers around the world. Companies that participated in the development of the standard included Intel, MediaTek, ON Semiconductor, Qualcomm, Robert Bosch GmbH, ST Microelectronics, Synopsys, Toshiba and others.

In 2021, the IEEE Standards Association also adopted A-PHY as an IEEE standard. As early as late 2021, Valens introduced the VA7000 chipset product family, the first-in-industry A-PHY standard compliant chipsets for connectivity of vehicle safety sensors to compute units. Samples of the VA7000 were shipped to leading automotive OEMs, Tier 1s and Tier 2s. During 2021 and 2022, a growing number of Tier 1s, leading System on Chip (“SoC”), camera sensor, radar and LiDAR component manufacturers stated that they will integrate A-PHY into their future products. During 2022 Valens received official Requests for Information (“RFIs”) from certain OEMs who are exploring the implementation of VA7000 chipsets in their next generation cars, and the VA7000 ecosystem continued to grow, as reflected, for example, by the following engagements of the Company:

●	Collaboration with Intel to develop A-PHY-compliant automotive technologies for Intel’s foundry customers, leveraging Valens’ expertise as a leading contributor to the MIPI A-PHY standard. We believe that this cooperation will provide an additional boost to the growing A-PHY ecosystem, by allowing third parties from across the automotive industry to accelerate time-to-market for A-PHY-based systems, from Application Specific Integrated Circuits (ASICs) to SoC solutions, based on Intel Foundry Services’ (IFS) design and fabrication.

●	Partnership with Leopard Imaging Inc., a global leader in embedded vision systems design and manufacturing, to design a camera module that will enable automotive OEMs and Tier 1s to significantly reduce time-to-market for their A-PHY-based systems.

●	Successful completion of a joint interoperability testing session between a transmitter developed by Sony Semiconductor Solutions and a Valens receiver. Testing included high-speed data transmission, demonstrating key A-PHY communication features including error correction and retransmission mechanisms.

●	In light of the expansion of the ecosystem that also includes, among others, players such as Aptiv, Denso, Innoviz, Jaspar, LG Innotek, Mobileye, OMNIVISION, SONY Semiconductor Solutions, Sumitomo Electric, and Sunny Optical Technology, test equipment vendors, such as Keysight, began promoting in 2022, off-the-shelf A-PHY testing solutions. These players are all working to address the need of car makers to integrate safety sensors requiring higher bandwidth and electromagnetic compatibility (“EMC”). This is yet additional testimony for the adoption rate of A-PHY in the automotive market.

Valens’ Digital Signal Processing (“DSP”) based technology, provides one of the safest, most resilient, ultra-high-speed in-vehicle connectivity solutions, all transmitted through standard, simple, low-cost, low-weight wires, and connectors, enabling advanced electronics architecture in cars. Valens’ superior physical layer (“PHY”) technology enables powerful bandwidth over long-reach and low-cost infrastructure, while maintaining error-free links (MIPI A-PHY targets worst case Packet Error Rate (“PER”) of 1E-19 (10-19)) which translates to mean-time between packet errors of ~80,000 years for a 16Gbps link and EMC performance, hence providing the safety and resilience required to handle the harsh automotive environment.

Valens’ chipsets meet the stringent requirements of the automotive industry which is undergoing a major transformation towards sensor fusion and transition to software-defined vehicles. To enable these evolutions, cars are anticipated to:

●	be equipped with a growing number of sensors

●	combine multiple sensor types – cameras, LiDARs and radars, and

●	to be supported by intelligently connected architectures, which will require increased link bandwidth to deliver aggregated sensor data, video and functionality required by safety applications, in real time.

Valens’ solution is scalable, allowing it to bolster the evolution of car architecture and the growing need for in-vehicle high-speed connectivity. Valens’ chipsets address the needs of the increasingly interconnected centralized vehicle computer systems, such as ADAS, ADS, infotainment, and telematics.

As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LiDARs, radars, and other sensors for safety applications, the amount of data being generated within the car will continue rising exponentially, requiring a reliable, high-speed connectivity solution. Valens chipsets will allow OEMs to transmit data at multi-gigabit bandwidth over error-free links with Zero Latency, all with a low total system cost.

Valens has made significant inroads in the automotive market and its high-speed symmetric connectivity solution is the only multi-gigabit connectivity solution over Unshielded Twisted Pair (“UTP”) wiring that is currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. Valens partnered with Mercedes-Benz to power the infotainment and telematics systems in most of its car models, and both companies are planning on leveraging the collaboration to empower future cars with unique connectivity solutions. Mercedes-Benz started using Valens chips in their S-Class model in the fourth quarter of 2020, and they can now be found in the S, C and E-class models, including in the Electric Vehicle (“EV”) models.

Furthermore, since the end of 2020, Valens has been working with Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems, to enhance tractor-trailer safety, through advanced connectivity and vision solutions. Trucks on the road today experience visibility limitations, due, in part, to the inability for existing connectivity technologies to support the level of data transfer needed to appropriately address challenges within the truck and the required length of the link between the tractor and the trailer. The joint solution will enable us to transform the commercial vehicle safety environment and enable reducing operating costs for the fleets. Given the long lifecycle of trucks, this solution is also suitable for the aftermarket, presenting improved safety opportunities for millions of drivers and pedestrians.

Our Technology

Valens chipsets are helping to advance innovation in the audio-video and automotive industries. Our connectivity technology was adopted and integrated into several industry standards and is recognized as a market leader.

Valens invented the HDBaseT connectivity technology and co-founded the HDBaseT Alliance, together with LG, Samsung, and Sony Pictures, as a standards association promoting HDBaseT technology. HDBaseT provides the most optimized solution for a myriad of verticals and applications, addressing the market connectivity needs for long distance transmission, convergence, low-cost and simplicity. HDBaseT is the global standard for the convergence and distribution of ultra-high-definition video & audio, Ethernet, control signals, USB and up to 100W of power over a single, low cost commonly used cable for up to 328 feet/100 meters. HDBaseT eliminates cable clutter without compromising performance or high quality.

Valens technology was specifically designed to distribute high-speed video and data in challenging EMC environments, which is becoming increasingly vital in the evolving automotive industry. With the formation of the Automotive business unit, the core technology originally developed by Valens for audio-video markets, was adapted to also serve the automotive market. In 2016 Valens was selected by Mercedes-Benz, with its symmetric chipsets, to power newer-model Mercedes-Benz’s infotainment and telematics systems.

In 2020, Valens asymmetric technology was selected as the baseline of the MIPI Alliance’s standard for high-speed video connectivity in cars. Our superior connectivity mechanisms ensure connectivity resilience with “on-line” error correction, adaptive equalization, and real-time noise cancelers. Valens’ highly efficient hardware-based solution is optimized for asymmetric links, with no software stack, leading to a simplified architecture, which in turn guarantees reduction in cost and wire harness complexity. The data transmission is done without any compression at Zero Latency, for very long distances while providing diagnostic capabilities on the link’s quality. These are all the foundations for software defined vehicle architectures requiring powerful sensor data aggregation and software/data separation.

Towards the end of 2021, Valens has started to ship engineering samples and evaluation kits (“EVKs) of the VA7000 family asymmetric A-PHY compliant chipsets to leading OEMs, Tier 1s and Tier 2s. In 2022, dozens of automotive OEMs, Tier 1s, Tier 2s, and other players joined the growing ecosystem. One example is the Japan Automotive Software Platform and Architecture (JASPAR) organization, the network of Japanese OEMs and Tier 1s, including Toyota, Nissan, Honda, Mazda, and DENSO, which tested Valens Semiconductor VA7000 A-PHY-compliant chipsets. The VA7000 passed JASPAR’s rigorous testing for EMC, marking an important milestone for the integration of these chipsets into safety critical ADAS.

We believe the following attributes collectively differentiate our technology and creates a higher barrier to entry:

●	Validated as baseline for different connectivity standards.

●	Multi-gigabit bandwidth of uncompressed content with Zero Latency and error-free links.

●	Valens’ superior PHY mechanism ensures safety and resilience in error correction, adaptive equalization, and real-time noise cancelers, as it is specifically designed to transmit high-speed video and data in challenging EMC environments.

●	Robust, with adaptive mechanisms to deal with automotive-related challenges such as cable aging, temperature changes, and more, while guaranteeing safety even in the harsh automotive environment.

●	Valens’ chipsets simplify connectivity between multiple applications deployed over the same link, including the unique capability and flexibility to support and extend a variety of protocols (such as USB and Ethernet) for both symmetric and asymmetric applications.

Given the business opportunities we have identified in both the automotive and audio-video markets, we expect to invest further in research and development of new products to ensure that we maximize our considerable market opportunity.

Our Strengths

The semiconductor market is highly competitive. As a groundbreaker in advanced semiconductor connectivity products, we believe that by effectively navigating technology transitions, maintaining close customer relationships, and anticipating market trends in our customers’ end markets, we have established a leadership position in the audio-video market and are gaining share in the automotive space.

We believe that our competitive advantages are based on the following key strengths:

●	An industry standard leader in two large and growing markets—audio-video and automotive. We set the standard for long-range connectivity and gained market share in the audio-video market with our HDBaseT technology and intend to repeat this success in the even larger automotive industry with our VA7000 A-PHY compliant chipsets. Our solution utilizes the technology that underpins the MIPI A-PHY standard for in-vehicle video connectivity, which has also been adopted by the IEEE standard association extending our potential market reach. In December 2021, we were the first to ship MIPI A-PHY compliant standard chipsets to leading automotive OEMs and Tier 1s.

●	Disruptive technological solutions. Our technological solutions are based on advanced, scalable, resilient to noise, secured Digital Signal Processing (DSP). This allows us to provide one of the safest, most resilient, high-speed in-vehicle connectivity solutions, all transmitted through standard, simple, low cost, low weight wires and connectors, enabling advanced electronic architecture in cars, such as software-defined vehicles, that require powerful sensor data aggregation and software/data separation.

●	High quality products. We continuously strive to improve the quality of our products in all markets in which we operate. Since we have started to serve the Automotive market, we adopted measures to meet the relevant automotive industry standards (such as AEC-Q100 Qualification), and our customers’ specific quality control requirements. We are also certified for ISO-26262 (Road Vehicle Functional Safety). These quality measures contributed to the improvement of our quality control over our entire product portfolio. In addition, we implement an Automotive Quality Excellence program, with an internal goal to constantly improve our product quality by actively acting to minimize the Defect Parts Per Million (“DPPM”). Being a fabless company, we are compliant with VDA6.3 and have successfully passed several automotive Tier 1’s and OEM’s quality audits. As part of our subcontractor quality management, it is our requirement that all the subcontractors along our supply chain meet the applicable standards, and periodically, we perform audits based on these standards.

●	Our ability to leverage technologies and products for use by the two business units, audio-video and automotive markets. We penetrated the automotive market with chipsets that were based on the technology originally used for the audio-video market. In parallel, we are seeing a growing demand from our non-automotive customers for the advanced connectivity products that we designed for automotive applications, allowing us to expand in other lucrative verticals (such as industrial, enterprise, medical), that may require high-bandwidth, resilience, and Zero Latency connectivity. We are doing so with relatively low R&D investment, by diversifying our existing automotive or audio-video products to new applications. This expands our offering to an even wider range of customers and applications, and thereby accelerates the return on our development investment. Our ability to leverage technologies and products from the two business units will enable us to expand in an efficient manner.

●	Strong relationships with automotive and audio-video customers. We currently supply components in mass volume to Mercedes-Benz, a leading automotive OEM, which embeds our chipsets in multiple platforms, through various Tier 1 suppliers such as Bosch, Continental, Harman, and Molex, and we continue to strengthen these relationships. As ADAS and ADS systems become mainstream, we believe that our reputation in the automotive space will enable us to achieve success and grow our automotive business. In the audio-video field, we maintain strong relationships with our long-term customers, among them are key leading audio-video product manufacturers, including Crestron, EPSON, Extron, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more.

●	Building a strong ecosystem momentum towards adoption by Automotive OEMs and Tier 1s. In 2022 we grew the number of prospective automotive customers and partners evaluating our VA7000 A-PHY compliant chipsets, having shipped VA7000 evaluation kits to more than 30 potential customers and partners, including eight OEMs and more than ten Tier 1s. We have received initial RFIs from potential customers. As the ecosystem momentum continued to expand towards adoption, in 2022, Valens announced a collaboration with Intel Foundry Services (“IFS”) to develop A-PHY-compliant automotive technologies for foundry customers. Leveraging Valens’ expertise, the industry’s first multi-vendor sensor interoperability test with a Sony Semiconductor Solutions’ prototype successfully completed, and Keysight Technologies, Inc., has announced a new automotive compliance test solution to verify A-PHY devices using Valens products to validate their design.

●	Leading market position in audio-video connectivity. We are the incumbent and vendor of choice by major players in the audio-video connectivity space. These companies drive the market trends, and we are there to support them in driving the change. The COVID-19 pandemic accelerated changes and trends that are here to stay, among others by increased society’s reliance on audio-video connectivity through remote work, education, and healthcare. We believe that our leading market position strengthens our ability to continue serving this core market and capitalize on growing demand for connectivity solutions, also in adjacent markets that have risen, such as industrial and transportation, and other verticals that will emerge in the future.

●	Established technological leadership, strong intellectual property, and system-level expertise. We believe our technology leadership is based on our strong intellectual property portfolio. Our core competence is in our superior physical (PHY) layer that enables us to provide the most optimized connectivity solution for a wide variety of applications and speed. Additionally, we believe our integration capabilities coupled with our system-level knowledge, due to close customer collaboration, enables us to understand our customers’ specific system requirements and more quickly and effectively develop advanced solutions to meet their long-term needs.

●	Proven management team: We have a strong track record of execution and an experienced management team. Our executive management team’s experience in effectively guiding companies through various industry cycles and technology transitions provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty.

Our Growth Opportunities/Strategies

We intend to grow our business through the following key areas:

General:

●	Enrich our audio-video and automotive market offerings. In the audio-video market, we see the need for integration of additional key features, required to simplify the solution we offer, and demand for higher video resolution, to address growing needs in the diversified markets we serve - corporate, education and digital-signage markets, among others. Valens plans to develop extension products for advanced USB generations (USB 3.2), advanced network topologies and a variety of new interfaces in the next generation of products. In the automotive market, Valens intends to provide a wide range of solutions, as this growing market undergoes structural changes in favor of greater electronic and data-processing capabilities, particularly in the application of our products for ADAS and AD systems. We currently focus on developing products that will comply with industry standards, as car makers seek trusted suppliers to deliver standard, highly reliable, safety-focused solutions. We intend to introduce complimentary products to support end-to-end high-speed connectivity applications.

●	Expand our addressable market, in large, growing, and disruptive industries, by introducing our technology, creating, and becoming the de facto choice, thereby attracting dominant industry players, we aim to establish a broad ecosystem, capture market share and foster the overall addressable markets.

●	Increase our global presence. We sell our products globally, both directly and through local distributors. We intend to continue strengthening our relationships with our existing customers and distributors, while also enabling our channel partners to support demand creation and fulfillment for smaller customers. We believe we can efficiently scale our business to accelerate growth by enabling our channels to become an extension of our demand generation and customer support efforts. Our operations are global, and we intend to continue expanding our presence worldwide to serve the needs of customers in additional geographies. We are currently present in select regions in North America, Europe and multiple countries in the APAC region.

Audio-Video:

●	Valens’ HDBaseT technology is a leading standard for long-reach, high performance connectivity. Valens HDBaseT products provide the most optimized solution for a myriad of verticals and applications, addressing the needs of the audio-video market, including long distance transmission, convergence, low-cost and simplicity. The HDBaseT Alliance and the wider ecosystem remains strong with hundreds of companies developing new products and promoting the use of this technology in the audio-video market. Valens helps the HDBaseT Alliance strengthen its relationships with end customers, safeguard the quality of HDBaseT-enabled products, and educate the market on the technology by generating continuous awareness and demand for these products.

●	Continue the momentum of expansion into audio-video markets. We intend to continue expanding our offerings in audio-video markets including Corporate (videoconferencing for large and smaller conference rooms), Education (hybrid and remote learning), Industrial (camera sensors and computer vision systems), medical applications (medical imaging, diagnostic and surgical equipment, disposable medical devices, operating room video distribution, etc.) and signage application in transportation. We believe that as the need for higher connectivity bandwidth and lower cost alternatives for these applications increases, there will be significant opportunity to expand our business and customer base, including by:

o	Our VS3000 chipset family capabilities, leveraging the Dual HDBaseT Digital Interface (DHDI) Chip-to-Chip interconnect. DHDI enables new applications for the growing verticals of Unified Communications & Collaboration (UC&C) and digital signage. The Chip-to-Chip interconnect efficiently extends content in a simplified network topology, over a single cable. When applied in UC&C applications it can extend signals from multiple media sources, displays, and other accessories, which is key for next-generation videoconferencing installations. It can also be implemented in digital signage applications for transportation, retail, sports stadiums, digital-out-of-home (DOOH) markets and more.

o	Professional grade extension solutions for USB Type-C interfaces - the extension solution will enable vendors to develop innovative products for UC&C bring your own device (BYOD). Our HDBaseT technology extends the very same interfaces that USB-C connectors carry, making it the perfect, reliable technology-of-choice to enable a single cable experience over longer distances.

●	Leveraging new products from automotive for the above-mentioned applications enhances efficiency and allows us to provide innovative products to the non-automotive markets. This includes, for example, a development of an innovative videoconferencing multi-camera solution based on the VA7000 chipset Camera Serial Interface (CSI) extension technology. The CSI extension technology will enable high-performing, uncompressed distribution of multiple cameras in a very cost-efficient manner.

Automotive:

●	The MIPI A-PHY standard, announced in September 2020, was developed to address a need for higher bandwidth and performance requirements. Existing analog-based technologies can no longer meet these requirements as they lack Digital Signal Processing (DSP) capabilities, are not scalable, and are incapable of increasing speed over longer cables. The MIPI A-PHY standard is optimized for the implementation of in-vehicle connectivity for high bandwidth applications. The specification reduces wiring cost and weight, as high-speed data, control data, and power all share the same physical wiring. This enables designers to optimize systems for performance, cost, and complexity required by their use cases and provides scalability and flexibility to meet a broad range of speed and design needs. The MIPI A-PHY standard serves as the foundation of software-defined vehicle architectures and systems designed to decouple software stacks form the hardware infrastructure and simplify the integration of various sensors and displays, while also incorporating functional safety and security.

●	The MIPI A-PHY standard was developed by the MIPI A-PHY Working Group; Valens was a key contributor to the definition of this standard, which is largely based upon Valens technology. We believe that the adoption of this connectivity standard by OEMs and Tier 1s, as well as other automotive technology suppliers will position A-PHY-based solutions as the leading high-speed connectivity solution in cars. Adoption of A-PHY will be driven in part by the fact that available legacy solutions for in-vehicle video connectivity are proprietary, while the market is looking to deploy standard-based products.

●	Valens’ VA7000 product family, is the first on the market to comply with the MIPI A-PHY standard, positioning us to capture automotive opportunities for ADAS, ADS and other surround-sensor applications, including cameras, radars, and LiDARs. The VA7000 product family is a hardware-based solution, optimized for asymmetric links with no software stack. It guarantees a high-performing, simplified architecture, leading to a reduction in wire harness complexity and lower total system costs. The current VA7000 chipset family has been designed to support a wide range of bandwidth levels as defined in the MIPI A-PHY standard.

●	In 2022, we shipped our VA7000 family chipset evaluation kits and engineering samples to more than 30 potential customers and partners who are evaluating our technology and starting to implement A-PHY based solutions, and we have received official RFIs from certain OEMs that are considering selecting the VA7000 for their new car platforms.

●	In 2022, JASPAR, the network of Japanese OEMs and Tier 1s known for their high-quality requirements, completed successfully rigorous testing for EMC of Valens VA7000 A-PHY compliant chipsets, marking an important milestone for the integration of these chipsets into safety-critical ADAS.

Company Products

Our product portfolio includes over 20 products across a range of high-performance semiconductors and other components that are in turn integrated in a range of technological applications, including:

	Audio-Video	Automotive
PRODUCT FAMILIES

●   VS100™ family — Valens’ first chipsets, which revolutionized the audio-video market by enabling transmission of uncompressed ultra-high-definition video, audio, control, and power, with near-zero latency, over a single LAN cable, according to the HDBaseT Alliance’s Spec 1.0.

●   VS2000™ family — Second generation of HDBaseT chipsets (Spec 2.0), supporting the transmission of ultra-HD video & audio, Ethernet, controls, USB 2.0, and power, over either a LAN cable or fiber cable, with near-zero latency. The family enables point-to-point, daisy-chaining, and multi-streaming.

●   VS3000™ family — The first and only Application Specific Integrated Circuit (“ASIC”) in the industry that enables the long-distance transmission of uncompressed 4K@60Hz 4:4:4. It enables transmission of HDMI 2.0 (18Gbps) including HDCP, based on Spec 3.0 of HDBaseT technology, convergence of audio & video, 1Gbps Ethernet, USB 2.0, controls, and power, with Zero Latency, over a category cable (e.g., Cat 6A).

●   VA6000™ family — (originally developed for automotive) Small-form factor chipset; a cost-effective and flexible solution that enables the convergence of multiple interfaces, including audio (I2S, S/PDIF), Ethernet, USB 2.0, and controls with Zero Latency, over a single Unshielded Twisted Pair (“UTP”) cable. The use of the VA6000, in audio-video applications demonstrates our ability to leverage technologies and products from the two business units.

●   VA7000™ family — (originally developed for automotive) Low-power, small-form factor chipset that supports camera serial interface (CSI) extension over low-cost cable infrastructure, making it ideal for extending multiple cameras in Industrial, Medical, and videoconferencing applications.

●   Valens USB and Power Extender — a plug and play solution to extend USB and power over a single standard category cable, for distances of up to 328ft/100m.

●   VA6000™ family — Valens’ first chipsets for Automotive. The highest bandwidth long-reach symmetric solution deployed in vehicles today, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. The chipsets are designed to deliver resilient, multi-gig, long-distance connectivity over the simplest wiring and connector infrastructure. VA6003 is a derivative product of the VA6000, which brings significant power reduction, with a very efficient cost performance. It is designed to fit advanced infotainment use-cases and next generation of telematics units and smart antennas, requiring low power and resilient connectivity.

●   VA7000™ family — Valens’ asymmetric automotive chipsets, which supports connectivity of CSI-2-based cameras, radars, LiDARs, and other sensors, with link speeds of up to 8Gbps. Operates over standard, cost-effective, in-vehicle wires for up to 15 meters (50 feet), with 4 inline connectors. First product on the market that complies with the MIPI A-PHY standard, and first to support multi-gig connectivity over low-cost unshielded cables and connectors.

	Audio-Video	Automotive
USE CASES

●  Distribution — distribution from content source to large high- resolution displays, projectors, video walls and command& control rooms. Video and audio distribution products such as matrixes, switches, extenders used in Enterprise, Government, Education, Medical, etc.

●  Collaboration hubs and cameras used in videoconferencing systems.

●  Healthcare — including high resolution medical imaging and video distribution of medical equipment to large displays.

●  Transportation — Infotainment displays in mass transportation like train and bus platforms as well as inside the train/bus.

●   Education — typically distribution of teacher laptop to projector; can also include USB & Power extension for web camera, portable storage, etc.

●  Remote operation, such as Keyboard, Video, Mouse (“KVM”) extension; very popular in data centers, and industrial machinery operations, enabling a remote operator to a control PC/machine.

●   Symmetric connectivity for:

- Infotainment and Telematics: display and multimedia box, digital cockpit controllers and smart antenna systems.

-Electric Compute Unit (“ECU”) to ECU connectivity.

●   Asymmetric connectivity of Sensor to ECU supporting AD & ADAS systems (e.g., radars, LiDARs, Cameras, Sensor hubs, zonal controllers, Driver monitoring systems, etc.).

●   Internal camera sensors.

●   Tractor-trailer rear-view connectivity for safety applications.

We work in a fabless model, i.e., we outsource all our manufacturing operations, utilizing third-party foundry, assembly, and testing facilities. We primarily manufacture our products through contract manufacturers in Taiwan and Europe. As of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at TSMC, the largest foundry in the world. We use third party contract manufacturers for our assembly and test operations, including Advanced Semiconductor Engineering, UTAC and STMicroelectronics. Lastly, all chips are tested in accordance with specially designed programs developed specifically for each product family. Along the product life cycle, we continuously invest in the improvement of testing to improve manufacturing yield and reduce production costs. We store our product inventory in certain locations mainly in Asia and Europe, close to many of our customers’ manufacturing facilities.

Over the past two years, in which the semiconductor industry experienced challenging supply constraints, we have succeeded in managing our inventory and have not had delays in fulfilling our obligations to customers. We have managed to do this utilizing two main strategies:

●	Risk Averse and planning– Even before the shortage, Valens took a conservative approach to inventory management. The trigger for the purchase of inventory for Valens has not exclusively been based on customer purchase orders, but rather on a combination of our assessments of demand based on purchase orders, and forecasts of demand from our sales teams.

●	Capturing capacity allocation from the supply chain vendors– Amid the shortage, we have made necessary adjustments to our supply and demand planning, with the goal of capturing capacity allocation within the supply chain vendors. In order to do so, during 2021 and in early 2022, we have placed longer- term purchase orders for raw materials and manufacturing services, even into 2023. We believe that the inventory levels incurred, as of the end of 2022, will be consumed during 2023.

Sales, Marketing and Customer Support

We sell our products worldwide through multiple sales channels, including through our direct sales force and through distributors and independent sales representatives, which resell our products to numerous end customers. Approximately 50% and 54% of our net sales in fiscal years 2022 and 2021 respectively, were made to distributors.

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

Our internal marketing organization is responsible for increasing our brand awareness and promoting our products to prospective customers and partners. This includes the creative management of our website, market research and analytics, and development of demand generation strategies and materials such as product announcements, brochures, training and videos, as well as securing thought leadership through published technical and trend articles and advertisements, and active engagement in key industry events.

Customers

Our installed customer base consists of major players in the audio-video space, automotive OEMs and Tier 1 suppliers. In the audio-video market, we serve the leading manufacturers of video distribution equipment, displays, projectors, industrial equipment, and healthcare equipment. We have a wide distribution of our revenues across our more than 100 customers. In 2022, 2021, and 2020, our three largest customers, in each year, collectively represented approximately 32%, 30%, and 39% of our total revenue, respectively.

In the automotive space, we typically promote our products to the OEMs who are in most cases the final decision makers on the technology that will be deployed in their cars, as well as to Tier 2 automotive suppliers, with actual sales made to Tier 1s. Our contracts are typically based on short-term purchase orders that comply with our products’ lead time.

Competition

The semiconductor industry is highly competitive and is characterized by constant and rapid technological change. Our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. The competitive landscape is changing as a result of a trend toward consolidation within many industries, as some of our competitors have merged with or been acquired by other competitors, while others have begun collaborating with each other. We expect this consolidation trend to continue. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings and as new companies enter the market. Additionally, our ability to compete in this industry depends on many factors, including our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner.

Intellectual Property

We consider the strength of our intellectual property portfolio to be among our most significant competitive advantages. The protection of our technology and intellectual property and proprietary rights is therefore an important aspect of our business. We rely on a combination of patent, trade secret, trademark and copyright laws, confidentiality and non-disclosure agreements, and technical measures to establish, maintain and protect our intellectual property rights and proprietary technologies and processes. As of February 1, 2023, we owned approximately 116 issued patents, and 7 pending patent applications in USA, China, Japan, South Korea and the European Patent Office (EPO). Our patents generally cover a wide variety of areas relevant to our products, specifically covering our innovation in the areas of convergence of multiple-data types/multi-stream over the same wires and robust operation under severe electromagnetic interference.

Our proprietary, internally developed know-how is an important element of our intellectual property portfolio. The development of technological solutions requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform would be difficult. The risk of a competitor effectively replicating the functionality of our platform is further mitigated by the fact that our service product offerings do not include exposure of source code, as our solution is based on hardware (integrated circuits) and software that is delivered as binary code. However, it is possible that competitors or unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, our proprietary technologies and processes, despite our efforts to protect such proprietary technologies and processes.

We cannot guarantee that any of our pending patent applications will be granted, that our current or subsequently issued patents or trademarks will be effective to protect our intellectual property rights, that any of our pending patent applications will result in issued patents, that any of our intellectual property rights will provide us with any meaningful protection or commercial advantage, or that others will not infringe, misappropriate, or violate our intellectual property rights. In addition, while there is no active litigation involving any of our patents or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future.

For additional information on risks associated with our intellectual property, see sections titled “Risk Factors—Risks Related to Our Business and Industry—“We may not be able to adequately obtain, maintain, protect, defend or enforce our intellectual property rights, which could harm our competitive position,” “Risk Factors—Risks Related to Our Business and Industry—Our ability to compete successfully depends in part on our ability to commercialize our products without infringing, misappropriating or otherwise violating intellectual property rights of others,” “Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products in the future,” and “Risk Factors—Risks Related to Being a Public Company—We may be named as a party to several legal proceedings in the future, including litigation related to our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.”

Regulation

Our operations are subject to various environmental, labor, health, safety, export control and other laws and regulations in Israel, the United States and other jurisdictions in which we operate. We are also required to obtain authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions in which we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies for joint and several costs associated with investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated, even if we fully comply with applicable environmental laws and regulations. We are also subject to various federal, state, local, international and non-U.S. laws and regulations relating to occupational health and safety. Any failure on our part to comply with these laws and regulations may subject us to significant fines or other civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business.

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

For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, or the FTC, have adopted, or are considering adopting, laws and regulations concerning privacy, data protection and information security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international, or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020, or the CPRA), or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information (including device identifiers, IP addresses, cookies and geo-location), came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California residents and provide such residents new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Additionally, the CPRA, which came into effect on January 1, 2023, significantly modifies the CCPA, including by expanding residents’ rights with respect to certain sensitive personal information. A number of other states have also recently adopted, or are considering adopting, comprehensive data privacy laws similar to the CCPA. Additionally, many statutory requirements, both in the United States and other jurisdictions, include obligations for companies to notify individuals of data breaches involving certain personal information. For example, laws in all 50 U.S. states require businesses to provide notice to residents whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

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

In addition, in Israel, the Privacy Protection Law, 5741-1981 (“PPL”), and the regulations enacted thereunder, including the Privacy Protection Regulations (Data Security), 5777-2017 (“Data Security Regulations”), as well as guidelines issued by the Israeli Privacy Protection Authority, and Amendment No. 40 to the Communications Law (Telecommunications and Broadcasting), 5742-1982, impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

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

Restrictions on the collection, use, sharing, disclosure or other processing of personal information or additional requirements and liability for protection and information security could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny. See “Risk Factors—Risks Related to Laws and Regulation.”

Human Capital

Our success depends on our continued ability to attract, motivate and retain our workforce. As the source of our technological and product innovations, our engineering and technical personnel are a significant asset. Competition for these and other talented employees is significant in Israel where we are headquartered and operate. We measure our employees’ engagement by our voluntary attrition rate and employee feedback.

As of December 31, 2022, we had 313 employees and contractors, primarily based in Israel, compared to 302 employees and contractors, as of December 31, 2021. Our research and development team draws from a broad spectrum of backgrounds and experiences, across technology, with strong engineering, analog mix signal, DSP, VLSI, and software capabilities. We foster an entrepreneurial culture so that we may remain focused and innovative over time, as we strive to serve our customers with openness, transparency, and humility.

Facilities

Our principal executive office is located in Hod Hasharon, Israel. In addition to our Israeli headquarters, we have offices in the northern part of Israel, in the United States, Asia and Europe. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

Legal Proceedings

From time to time, we may become a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

C.	ORGANIZATIONAL STRUCTURE

The Company has subsidiaries in the United States, China, Germany and Japan, which are listed below, as of December 31, 2022 (all subsidiaries are 100% owned by Valens Semiconductor Ltd.)

Name of Subsidiary	Jurisdiction of Organization

Valens Semiconductor Inc.	U.S. (Delaware)
Valens Merger Sub Inc. (“Merger Sub”)	U.S. (Delaware)
Valens Trading (Shanghai) Co. Ltd.	China
Valens Semiconductor GmbH	Germany
Valens Japan Ltd.	Japan

D.	PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarter is in Hod Hasharon, Israel, where we occupy an office space totaling approximately 59,201 square feet (5,500 square meter), under a lease agreement that expires in February 2024, with an option to extend the lease until February 2025.

In addition, we have offices in:

1.	Texas, USA, where we occupy an office space totaling approximately 1,760 square feet, under a lease agreement that expires in December 2024.

2.	Tokyo, Japan, where we occupy an office space totaling approximately 280 square feet, under a lease agreement that expires in November 2023.

3.	Shenzhen, China, where we occupy an office space totaling approximately 2,152 square feet, under a lease agreement that expires in October 2024.

Our offices outside of Israel support functions across sales and marketing, as well as services, research and development.

E.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

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

Overview

Valens Semiconductor is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling resilient long-reach, high-speed video and data distribution for the automotive and audio-video industries. Tens of millions of Valens chipsets are deployed in millions of audio-video applications globally, across multiple verticals, such as corporate, education, medical, industrial, command-and-control and signage. Valens is the incumbent provider for wired high-speed audio-video connectivity products, compliant with the HDBaseT standard. The standard is backed by the HDBaseT Alliance, co-managed by Valens, LG, Samsung, and Sony Pictures. Valens Automotive chipsets are installed in systems manufactured by leading Tier 1 customers and are already embedded in vehicles around the world. Valens is a key enabler of the evolution of Advanced Driver-Assistance Systems (“ADAS”) and autonomous driving, supporting Automated Driving Systems (“ADS”), infotainment, telematics and other in-vehicle applications requiring high speed connectivity.

Audio-Video

Valens set the standard for long-range wired connectivity in the audio-video market. The Company’s HDBaseT technology supports the digitization of wired connectivity and key leading audio-video product manufacturers, including Crestron, EPSON, Extron, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more. These companies have created thousands of electronic devices that embed Valens’ HDBaseT technology as part of their connectivity solution in millions of products globally, across a variety of verticals.

HDBaseT enables the simultaneous delivery of ultra-high-definition digital video and audio, Ethernet, USB, control signals, and power, all through a single low cost, long-reach cable of up to 328 feet/100 meters. HDBaseT technology is a hardware-based solution, with no high-level software dependency, enabling true plug-and-play digital connectivity between ultra-HD video sources and remote displays, such as high-resolution projectors and displays. As the market leader for long-range connectivity in audio-video, we believe we are well-positioned to capitalize on the opportunities the markets present. Valens’ audio-video solutions can be deployed wherever long-distance high-definition video systems are required, for time sensitive applications that require zero latency (a few micro-seconds of latency are commonly perceived in the industry as “zero latency”) (referred to herein as “Zero Latency”), with applications spanning the medical, education and industrial sectors, among others.

Over the past few years, when WFH, remote services, remote and hybrid education became a common practice, the demand for videoconferencing surged, leading to a significant uptick in demand for Valens’ connectivity solutions. In corporations, videoconferencing technology is increasingly essential for the office space, video meetings and remote work. The trend of educational entities utilizing hybrid models to enable students and staff to switch and combine between onsite and remote learning is driving the trend of more and more classrooms around the world equipped with video collaboration systems. Hybrid learning enables the continuity of teaching and learning. It increases equitability by providing students the access to additional education options and opportunities that meet their academic needs, and in that regard, Valens’ technology democratizes opportunity and contributes to equity. In the medical space, we continue to see growing interest in our data-extension capabilities. Our chipsets deliver a high level of safety with Zero Latency, and high-bandwidth uncompressed video connectivity, which is required for medical imaging devices such as MRIs, CTs, X-Rays, robotic surgery, and endoscopy.

Automotive

Valens has made significant inroads in the automotive market. Its high-speed symmetric connectivity solution is the only multi-gigabit connectivity solution over UTP wiring that is currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. Mercedes-Benz selected Valens products to power Mercedes-Benz’s infotainment systems in most of its models, and both companies are planning on taking advantage of their collaboration to empower future cars with unique connectivity solutions.

Valens’ solution is scalable, allowing it to support the evolution of car architecture and the growing need for in-vehicle high-speed connectivity. Valens chipsets address the needs of the increasingly interconnected vehicle computer systems, such as ADAS, AD, infotainment, and telematics. It will also enable the deployment of software-defined vehicles of the future.

The demand for a global standard for ultra-high-speed in-vehicle connectivity is accelerating. As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LiDARs, and other sensors for safety applications, the amount of data being generated within the car will rise exponentially. This requires a reliable, high-speed connectivity solution. Valens chipsets allow car makers to transmit data at multi-gigabit bandwidth over error-free links with Zero Latency, all with a low total system cost.

After setting the standard in the audio-video market, Valens did the same in the much larger automotive market, providing it a first-mover advantage. The MIPI Alliance – the standardization body controlling vital connectivity streams, widely used by car makers around the world, announced in September 2020 a new standard governing automotive connectivity, called MIPI A-PHY, which is fundamentally based on Valens technology.

Since its adoption, MIPI A-PHY continues to gain momentum within the automotive industry. In 2021, the IEEE Standards Association has adopted A-PHY as an IEEE standard. As early as late 2021, Valens introduced the VA7000 product family, the first-in-industry A-PHY standard compliant chipsets for the connectivity of vehicle safety sensors to compute units. Samples of VA7000 were shipped to leading automotive OEMs, Tier 1s and Tier 2s.

During 2021 and 2022, a growing number of Tier 1s, leading SoC, camera sensor, radar and LiDAR component manufacturers stated that they will integrate A-PHY into their products going forward. During 2022 Valens received official RFIs from certain OEMs who are exploring the implementation of VA7000 chipsets in their next generation cars.

In 2022, we continued to see the expansion of the VA7000 ecosystem as reflected in multiple engagements described in “Part I, Item 4. Information on the Company – B. Business overview”.

Valens’ technology provides one of the safest, most resilient, ultra-high-speed in-vehicle connectivity solutions, all transmitted through standard, simple, low-cost, low-weight wires and connectors, enabling advanced electronics architecture in cars. Valens’ superior PHY technology enables powerful bandwidth over long-reach and low-cost infrastructure, while maintaining error-free links (MIPI A-PHY targets worst case PER of 1E-19 (10-19) which translates to mean-time between packet errors of ~80,000 years for a 16Gbps link and EMC performance, hence providing the safety and resilience required to handle the harsh automotive environment.

Valens’ chipsets, meet the stringent requirements of the automotive industry which is undergoing a major transformation towards increase in links bandwidth, sensor fusion and transition to software-defined vehicles. To enable these evolutions, cars are anticipated to be equipped with a growing number of sensors, combining multiple sensor types – cameras, LiDARs and radars, and to be supported by intelligently connected architectures, to deliver data, video and functionality required by safety applications, in real time.

Valens’ solution is scalable, allowing it to bolster the evolution of car architecture and the growing need for in-vehicle high-speed connectivity. Valens’ chipsets address the needs of the increasingly interconnected vehicle computer systems, such as ADAS, ADS, infotainment and telematics.

As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LiDARs, radars, and other sensors for safety applications, the amount of data being generated within the car will continue rising exponentially, requiring a reliable, high-speed connectivity solution. Valens chipsets will allow OEMs to transmit data at multi-gigabit bandwidth over error-free links with Zero Latency, all with a low total system cost.

Valens has made significant inroads in the automotive market and its high-speed symmetric connectivity solution is the only multi-gigabit connectivity solution over UTP wiring that is currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. Valens partnered with Mercedes-Benz to power newer-model Mercedes-Benz’s infotainment and telematics systems, and both companies are planning on leveraging the collaboration to empower future cars with unique connectivity solutions. Mercedes-Benz started using Valens chips in their S-Class model in the fourth quarter of 2020, and can now be found in the S, C and E-class models, including in the Electric Vehicle (EV) models.

Furthermore, since the end of 2020, Valens has been working with Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems, to enhance tractor-trailer safety, through advanced connectivity and vision solutions. Trucks on the road today experience visibility limitations, due, in part, to the inability for existing connectivity technologies to support the level of data transfer needed to appropriately address challenges within the truck and the required length of the link between the tractor and the trailer. The joint solution will transform the commercial vehicle safety environment and enable reducing operating costs for the fleets. Given the long lifecycle of trucks, this solution also targets the aftermarket, presenting improved safety opportunities for millions of drivers and pedestrians.

Business Combination Agreement

On May 25, 2021, we and one of our subsidiaries entered the Business Combination Agreement. Under this Business Combination Agreement, our subsidiary merged with and into PTK, with PTK continuing as the surviving company and becoming our direct, wholly owned subsidiary. The Business Combination Agreement and the related transactions were unanimously approved by both our board of directors and the Board of PTK. The Business Combination closed on September 29, 2021, after receipt of the required approval by our securityholders and PTK’s securityholders and the fulfillment of certain other conditions. In connection with the Business Combination Agreement, we also issued 12,500,000 ordinary shares to certain qualified institutional buyers and accredited investors that agreed to purchase such shares for aggregate consideration of $125.0 million.

Key Factors and Trends Affecting Our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Design Wins with New and Existing Customers

Valens’ technology is a key enabling technology for both audio-video applications and the automotive market. Since our solutions are sold as part of a broader platform developed by the OEMs and system vendors, it is critical that we achieve a deep level of cooperation, partnership, and joint planning by technical and strategic teams to win designs with these customers. Our audio-video and automotive customers are continuously developing new products in existing and new application areas, and we work closely with them to understand their product roadmaps and strategies. The time required to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in the audio-video market. For new products, the time from design initiation and manufacturing until we generate revenue can be lengthy, typically within three years in the audio-video market and up to five years in the automotive space. As a result, our future revenue is highly dependent on our continued investment in new products and our success at winning design awards from our customers. We consider design wins to be critical to our future success and anticipate being increasingly dependent on revenue from newer design wins for our newer products. The selection process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win with no assurance that our solutions will be selected. As a result, the loss of any key design win or any significant delay in the ramp-up of volume production of the customer’s products into which our product is embedded could adversely affect our business. In addition, volume production is contingent upon the successful market introduction and acceptance of our customer’s end products, which may be affected by several factors beyond our control.

In the audio-video space, Valens continues to gain new design wins with both its matured chipset product families (VS1xx and VS2xxx), and with the VS3000, our newest chipset family for audio-video applications.

During 2022, Valens successfully achieved major design wins for the VS3000, and saw a meaningful sales expansion from this chipset product family. The VS3000 supports a new era of technological innovation for audio-video, bringing to the industry a truly uncompressed 4K60@4:4:4 video distribution solution. This product is one of the most advanced, highly integrated chipsets for high bandwidth (e.g., uncompressed HDMI2.0) long-range connectivity solutions in the market. An example for the market traction of the VS3000, in 2022, was Crestron Electronics, a global leader in workplace and smart home technology that announced its selection of the VS3000 to support a full suite of more than 24 Professional Audio-Video (ProAV) products.

The VS3000’s versatility enables our customers to innovate, and design differentiated products across a number of industries, including the growing videoconferencing, digital signage, education, medical imaging and industrial verticals. During 2022, we enhanced the sales of our VA6000 chipsets, originally designed for automotive, for USB extension applications in the audio-video market.

In the automotive space, Valens is in mass production with Mercedes-Benz for the connectivity of certain infotainment and telematics systems. Starting late 2020, our products have been deployed in mass production in most of Mercedes-Benz car models. While Mercedes-Benz selected our technology for use in its cars, Valens sells its products to certain Tier 1 suppliers that serve Mercedes-Benz for this project.

In 2022, Valens and Stoneridge Inc., a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems for the trucking industry continued to promote their solution related to vision and safety systems in tractor trailers to address safety-critical issues in the trucking industry by connecting a camera from the rear of the trailer to a display unit in the driver’s cabin over the existing power cable infrastructure. This solution that we have recently completed developing, solves a critical safety hazard for the truck industry related to visibility limitations, due in part to the inability for existing connectivity technologies to support the level of data transfer needed to appropriately address challenges within the truck and the required length of the link between the tractor and the trailer.

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

In the audio-video and automotive markets, we continuously seek to better the connectivity solutions offered by us, at higher speeds, Zero Latency, and lower costs. We believe this creates significant opportunities, as detailed below.

In the automotive business, the use of an increasing number of sensors, cameras and displays in the vehicle in conjunction with the shift towards centralized compute, sensor fusion, zonal architecture, and software-defined vehicles, is driving the unprecedented demand for high-speed connectivity and data processing capabilities. The amount of data distributed and processed throughout the vehicle has resulted in enormous bandwidth requirements. We believe this bandwidth is expected to continue to grow exponentially in the coming years. Since more ADAS systems are being deployed in cars, together with an increasing volume of electronic hardware components to support software-defined vehicles, and as this trend continues to accelerate, with the eventual goal of reaching the “holy grail” of autonomous driving, high-speed and error-free links with zero latency will be of the utmost importance. The need for even greater passenger safety remains a top priority for OEMs. This is driving the trend for integrating more ADAS systems in each vehicle, increasing the number and different types of sensors (cameras, radars and LIDARs), high resolution displays and other high-speed connections, all of which are required to ensure safety in cars and ultimately, in the autonomous cars. Valens is completely agnostic as to the types of sensors being deployed in cars, since they all require long-reach high-speed connectivity and, more importantly, zero latency in order to detect and act upon safety events within micro-seconds.

Customer Demand, Orders and Forecasts

Demand for our semiconductor products was consistent, exceeding our top-line, gross margin profitability (gross profit as a percentage of total net sales) and bottom-line expectations for 2022. Currently, the macroeconomic environment is uncertain. We continue to manage various constraints in our supply chain, including with respect to wafers and substrates. Although supply lead times have begun stabilizing in the second half of 2022, we may continue to incur some challenges in obtaining certain essential components in a timely manner to meet demand. We continue to monitor the implications of the pandemic and macroeconomic environment on our operations and may modify our business practices and policies from time to time. Our ability to quantify the impact of the pandemic on our business remains limited and its effects on our business are unlikely to be fully realized, or reflected in our financial results, until future periods.

Product and Research & Development

We view research and development expenditures as investments that enable us to grow our business over time. These investments consist primarily of costs incurred in performing research and development activities including compensation, pre-production engineering mask costs, engineering services, development tools cost, third parties’ intellectual property license fees, depreciation of equipment, prototype wafers, packaging, test costs as well as overhead costs. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. After product qualification, product costs are included in cost of goods sold.

Impact of COVID-19

The breakout of the COVID-19 pandemic in 2020 and the global efforts to manage and control it, disrupted what was considered up until then the normal way of operating businesses, education systems, healthcare, and transportation among others. As a result of the pandemic, authorities around the world implemented unprecedented control measures. Those actions had a worldwide impact, including on the imbalance of the global supply chain, and adoption of hybrid work models. Our workforce and operations, and those of our customers, contract manufacturers, suppliers, and logistics providers, were affected as well.

We experienced some disruption to parts of our global semiconductor supply chain, including in procuring necessary components and inputs, such as wafers and substrates, in a timely fashion, with suppliers increasing lead times or placing products on allocation. As a result of these supply chain disruptions, we increased customer order lead times. The pandemic resulted in authorities around the world implementing numerous unprecedented measures, such as travel restrictions quarantines, shelter-in-place order, and factory and office shutdowns, which impacted our workforce and operations, and those of our customers, suppliers and logistics providers. Existing or new precautionary measures or modifications in our business practices and policies, may negatively impact our business or operations, especially if the spread of COVID-19 (including any variants) resumes. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control and to what extent pre-pandemic economic and operating conditions stabilize.

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

The semiconductor industry experienced a significant upturn following the supply imbalance that resulted in record revenues, higher average selling prices (“ASPs”) and per-product profitability. It is possible that this recent upcycle will be followed by a downturn. Historically, such down-cycles have been characterized by reduced demand for end-user products, high inventory levels and periods of inventory adjustment, under-utilization of manufacturing capacity, changes in revenue mix, and erosion of average selling prices.

Recent shortages in the semiconductor industry have been attributed to a variety of factors, including the COVID-19 pandemic, trade disputes among the United States and China, weakness in demand in certain markets, supply chain capacity challenges, price increases for semiconductors across applications and excess inventory. These recent developments have directly impacted our business, as has been the case with many other companies, suppliers, distributors, and customers in the semiconductor industry. Prolonged or significant downturns in the semiconductor industry could negatively affect our sales, production by our suppliers, and productivity and margins.

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

Manufacturing Costs and Product Mix

Gross margin has been, and will continue to be, affected by a variety of factors, including ASPs of our products, product mix in a given period (which is composed of the product mix between our audio-video products and automotive chips and the mix of different product generations within the audio-video segment), material costs, yields, manufacturing costs and efficiencies. We believe the primary driver of gross margin is the ASP negotiated between us and our customers relative to material costs and yields. To keep the competitiveness of our products, we are required from time to time to adjust our products’ ASPs. We continually monitor and work to reduce the cost of our products and improve the potential value of the solutions provided to our customers, as we target new design win opportunities and manage the product life cycles of our existing customer designs. Nevertheless, during 2021 and 2022, following the global shortage in the semiconductor industry and the surge of inflation rates, we have seen an increase in prices from our supply chain vendors (after many years of continuous price reductions) that forced us to pass on such price increases to our customers. We also maintain a close relationship with our suppliers and subcontractors to improve quality, increase yields and lower manufacturing costs. Our gross margin may fluctuate on a quarterly basis, due to changes in ASPs, product mix, new product introductions, transition ramp up of manufacturing, customer demand and other manufacturing costs.

Key Financial and Operating Metrics

We regularly monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics for the years ended December 31, 2022, 2021 and 2020 aid us in developing and refining our growth strategies and making strategic decisions.

	Year Ended December 31,
	2022	2021	2020
	(dollars in thousands)
Revenues	90,715	70,684	56,910
Gross profit	63,390	50,579	43,478
% Gross margin	69.9%	71.6%	76.4%
Net loss	(27,667)	(26,534)	(19,635)
Net loss margin	(30.5)%	(37.5)%	(34.5)%
Working capital	163,721	183,332	65,213
Cash, cash equivalents and short-term deposits	148,387	174,359	61,570
Net cash used in operating activities	(22,095)	(21,609)	(19,606)
Non-GAAP Financial Data:
Adjusted EBITDA loss (1)	(14,903)	(16,098)	(16,366)
Adjusted EBITDA Margin (1)	(16.4)%	(22.8)%	(28.8)%
Book to bill	0.84	1.69	1.1

(1)	Non-GAAP measure. Refer to “Non-GAAP Financial Measures”. See below for an explanation and reconciliation to closest equivalent GAAP metrics.

Revenues

See “—Components of Our Results of Operations—Revenues.”

Gross Margin

See “—Components of Our Results of Operations—Gross Profit.”

Net income (loss)

Net income (loss) is calculated as presented on our consolidated statement of income (loss) for the periods presented.

Net income (loss) margin

Net income (loss) margin is net income (loss) divided by our revenues.

Working Capital

Working capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.

Cash, cash equivalents and short-term deposits

Cash, cash equivalents and short-term deposits is as of the last day of the period.

Adjusted EBITDA

We calculate Adjusted EBITDA as net profit (loss) before financial income, net, income tax, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and the change in fair value of 1,006,250 Ordinary Shares issued by the Company as part of the Business Combination that are subject to forfeiture if certain price targets for Valens’ Ordinary Shares are not achieved within a certain period of time after the Closing Date or if a Merger & Acquisition (“M&A”) Transaction (as defined in the merger agreement), does not occur at a certain minimum price (the “Forfeiture Shares”), which may vary from period-to-period.

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

Cash and Cash Equivalents and Short-term Deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities over three months and up to one year. As of December 31, 2022, and 2021, short-term deposits denominated in U.S. Dollars and New Israeli Shekel (NIS), bore average interest rate of 4.2% and 0.6%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

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

Adjusted EBITDA

We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation, amortization and financial income, net and income taxes, as well as other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

●	Although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●	Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.

We calculate Adjusted EBITDA as net loss before net financial expense, income tax expenses and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of 1,006,250 Forfeiture Shares issued by the Company as part of the Business Combination that are subject to forfeiture if certain price targets for Valens’ Ordinary Shares are not achieved within a certain period of time after the Closing Date or if an M&A Transaction (as defined in the merger agreement), does not occur at a certain minimum price, which may vary from period-to-period.

The following table provides a reconciliation of net loss to Adjusted EBITDA.

	Year Ended December 31,
	2022	2021	2020
	(dollars in thousands)
Net loss	(27,667)	(26,534)	(19,635)
Adjusted to exclude the following:
Financial expenses (income), net	1,770	(1,102)	(3,300)
Change in fair value of Forfeiture Shares	(2,907)	173	-
Income Taxes	451	407	164
Equity in earnings of investee	(16)	(10)	(17)
Depreciation and amortization	1,377	1,099	1,093
Stock-based compensation expenses	12,089	9,869	5,329
Adjusted EBITDA loss	(14,903)	(16,098)	(16,366)

Components of Our Results of Operations Revenues

The vast majority of our revenues are generated from selling products, mainly semiconductor products (chips). Revenues from product sales are recognized when our customers (which includes our distributors) obtain control over our product, typically upon shipment to such customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Cost of Revenues

Our cost of revenue includes cost of materials, such as the cost of wafers, costs associated with packaging and assembly, testing costs as well as shipping cost, depreciation cost of production equipment, cost of personnel (including stock-based compensation), cost of logistics and quality assurance and other expenses associated with manufacturing support. In addition, we incur royalty payment expenses for certain third-party intellectual property embedded in our chips, which represent between 0.5% and 3.5% of revenue earned, plus up to $0.10 per chip depending on the chip.

Despite the shortage in the semiconductor industry during 2021 and 2022, we successfully and carefully managed our inventory levels and were able to fulfill all our customers’ demand though in certain cases with an extended lead time. However, if the shortage in the semiconductor industry continues, we will continue to face the impact of extended lead times from our suppliers as well as cost increases for certain raw materials that are in short supply that will force us to maintain or even increase our lead time and prices to customers as well as increase the levels of inventories we secure for our customers.

Gross Profit

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by the following factors: balance and product mix between our audio-video products and automotive products; the mix of products with different pricing model; and the balance of direct customers versus indirect sales through distributors.

The gross margin of our audio-video products is higher than the gross margin of our automotive products. Hence, as our product mix shifts towards a higher percentage of automotive revenue, we expect to experience some erosion in our gross margin.

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

In 2021 and 2022, most of our research and development expenses derived from the development of:

1.	The VA7000 chipset family product which is currently composed of two products: transmitter and receiver, is the first in the market to implement the MIPI A-PHY standard for in-vehicle sensor to ECU connectivity. Valens was the first in the automotive industry to ship engineering samples compliant with the MIPI A-PHY standard, as early as December 2021, to selected prospective automotive OEMs and Tier 1s, and partners. In 2022 the Company enhanced the feature set of the VA7000, preparing it for mass production. During 2022, the Company also started designing the next generation product, the VA7100 chipset family, which will further enhance the capabilities of the VA7000. The VA7000 chipset product family, originally designed for the automotive industry is also gaining traction in the audio-video market, and in January 2023 the Company unveiled an innovative videoconferencing multi-camera solution with the VA7000 chipset Camera Serial Interface (CSI) extension technology.

2.	The VA6003 product, which is the second generation of Valens’ 1GbE symmetric product family, is a derivative of VA6000 that is currently in mass production. The VA6003 brings significant power reduction, with very efficient cost performance. It is designed to fit advanced infotainment use-cases and next generation of telematics units and smart antennas, requiring low power and resilient connectivity.

3.	The VS6320 chipset is intended for the audio-video market. The VS6320 is the first highly integrated, professional grade single chip targeted for extending the full capabilities of USB3.2 Gen1 and USB2.0 over a single 100 meter/328 feet Category cable. In addition, the VS6320 embeds the necessary control signals like I2C, Universal asynchronous receiver-transmitter (“UART”), and other General-purpose input/outputs (“GPIOs”). The VS6320 is a cost and power optimized solution, making it ideal for embedding it into products designed for video conferencing, as well as the industrial and medical markets.

4.	The VS3000 product family, which is intended for the audio-video market, enables faster implementation for the customers triggered by its rich features and higher level of integration. The development expenses were focused on the enrichment of the product feature set, the improvement of production yield, as well as the development of the firmware required for the product.

5.	The VA6000 audio-video version. We customized the VA6000 automotive solution to tailor it to the audio-video market requirements. The expenses were focused on customizing the DSP firmware to achieve longer cable distance as well as building the necessary evaluation and reference boards to help customers embed this product more quickly into their products.

6.	A system-based solution, Valens’ USB and Power Extender. Valens’ USB and Power Extender integrates seamlessly with the Logitech Rally Camera, or any other Logitech USB device. Extension and connection through this product, is fast and easy, requiring only a single, standard field terminated Category cable, and no nearby receiver-side AC power outlet. The product allows the freedom to place USB devices anywhere in the room and connect them over a single, standard Category cable.

Sales and marketing expenses

Sales and marketing expense consist of sales commissions, advertising costs, travel costs, overhead expenses, payroll and other personnel related costs, including salaries, share-based compensation, and employee benefits. We expect to increase sales and marketing expenses to support the overall growth of our business. Nevertheless, a significant contribution to our sales and marketing expenses came from participation in tradeshows and exhibitions, yet, during 2021 and 2022, due to the COVID-19 pandemic, the Company was forced to reduce attendance in in-person conferences, and in lieu of such public events, the Company focused on virtual marketing activities, in a manner that contributed to the reduction of such expenses.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management insurance and other expenses. In addition, general and administrative expenses include fees for professional services and occupancy costs. The 2022 general and administrative expenses were similar to our 2021 expenses. We expect our general and administrative expenses to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Financial income (expense), net

Financial income (expense), net, primarily consists of interest income from deposits and gains/losses from foreign exchange fluctuations.

Change in fair value of Forfeiture Shares

Reflects expenses or income related to costs attributed to the change in fair value of Forfeiture Shares. The Company classifies these Forfeiture Shares as liabilities which are presented at their fair value. This liability is subject to re-measurement at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations

Income taxes

The statutory corporate tax rate in Israel is 23% for fiscal years 2022 and 2021. For the years ended December 31, 2022, and 2021, Valens operated at a loss position and therefore had no corporate tax liability other than current tax payments due to non-deductible expenses. During 2022, the Company received a final tax assessment for fiscal years 2016-2017 from the Israeli Tax Authorities.

As of December 31, 2022, Valens had a net operating loss carry forward of approximately $73 million, compared to $88 million as of December 31, 2021. The decrease in the net operating loss carry forward is driven by changes in the currency exchange rate of New Israeli Shekel compared to U.S. Dollar, together with our assessment of the Company’s 2022 tax results.

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

Segment reporting

The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments, based on the two markets the Company serves:

●	Audio-video: The Company’s wired connectivity solutions for the audio-video market delivers superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable. The products sold into enterprise, education, industrial, digital signage, medical and residential markets.

●	Automotive: Valens Automotive products enable safe and resilient high-speed in-vehicle wired connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information on revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

Revenues and cost of revenues are directly associated with the activities of a specific segment. Operating expenses directly, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses that cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

Results of Operations

The following table provides our consolidated statements of operations for the years ended December 31, 2022, and 2021. For further discussion regarding our consolidated statements of operations for the years ended December 31, 2020, including a year-to-year comparison between 2021 and 2020, and a discussion of our liquidity and capital resources for the year ended December 31, 2020, refer to “Item 5. Operating and Financial Review and Prospectus” in our Annual Report on Form 20-F for the year ended December 31, 2021.

	Year Ended December 31,		$	%
	2022	2021	Change	Change
	(dollars in thousands)
Revenues
Audio-Video	74,540	62,801	11,739	18.7%
Automotive	16,175	7,883	8,292	105.2%
Consolidated	90,715	70,684	20,031	28.3%
Cost of revenue
Audio-Video	(16,115)	(13,892)	(2,223)	16.0%
Automotive	(11,210)	(6,213)	(4,997)	80.4%
Consolidated	(27,325)	(20,105)	(7,220)	35.9%
Gross profit
Audio-Video	58,425	48,909	9,516	19.5%
Automotive	4,965	1, 670	3, 295	197.3%
Consolidated	63,390	50,579	12,811	25.3%

Operating expenses

Research and development expenses:
Audio-Video	(20,901)	(14,054)	(6,847)	48.7%
Automotive	(37,306)	(32,821)	(4,485)	13.7%
Consolidated	(58,207)	(46,875)	(11,332)	24.2%
Sales and marketing expenses
Audio-Video	(7,290)	(6,944)	(346)	4.9%
Automotive	(9,669)	(7,270)	(2,399)	33.0%
Consolidated	(16,959)	(14,214)	(2,745)	19.3%
General and administrative expenses:
Audio-Video	(8,259)	(8,322)	63	(0.8)%
Automotive	(8,334)	(8,234)	(100)	1.2%
Consolidated	(16,593)	(16,556)	(37)	0.2%
Total operating expenses	(91,759)	(77,645)	(14,114)	18.2%
Operating income (loss) before financial income, net
Audio-Video	21,975	19,589	2,386	12.2%
Automotive	(50,344)	(46,655)	(3,689)	7.9%
Consolidated	(28,369)	(27,066)	(1,303)	4.8%
Change in fair value of Forfeiture Shares	2,907	(173)	3,080	(1,780.3)%
Financial income (expenses), net	(1,770)	1,102	(2,872)	(260.6)%

Loss before income taxes	(27,232)	(26,137)	(1,095)	4.2%
Income taxes	(451)	(407)	(44)	10.8%
Loss after income taxes	(27,683)	(26,544)	(1,139)	4.3%
Equity in earnings of investee	16	10	6	60.0%
Net loss	(27,667)	(26,534)	(1,133)	4.3%

Revenues

Revenues increased by $20.0 million, or 28.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. In addition to the increase in the number of chips we sold in 2022, compared to 2021, in late 2021, we updated the prices of our products in both business units. The impact of this price increase on 2021 revenues was minimal, and it mainly affected products shipped during 2022.

Despite the challenging supply environment in the last two years, the Company managed to meet the entire demand from its customers.

Audio-video revenues increased by $11.7 million, or 18.7%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily driven by the market recovery from COVID-19. In 2022 customers’ demand was notably high for applications in the corporate, education and medical verticals, which supported the global transition to remote communication solutions following COVID-19 such as WFH, hybrid education and remote healthcare.

The successful adoption pace of Valens’ VS3000 product family by leading customers that enabled a new category of uncompressed 4K@60Hz 4:4:4 products also contributed to the revenue increase of this segment.

Automotive revenues increased by $8.3 million, or 105.2%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily driven by the increase of units sold to our automotive customers for the Mercedes-Benz project with the expansion of our solution into additional car models.

Cost of revenues

Cost of revenues increased by $7.2 million, or 35.9%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily due to the growth in the number of chipsets we sold during 2022 as well as the increase of products cost by our supply-chain vendors of the entire product portfolio.

Gross profit (loss) and gross margin

Gross profit was $63.4 million, or 69.9% of revenues, for the year ended December 31, 2022, compared to $50.6 million, or 71.6% of revenues, for the year ended December 31, 2021. The overall changes were due to the following reasons; the increase in gross profit mainly resulted from the increase in product volume shipment; in 2022 we faced the impact of cost increase by our supply-chain vendors, nevertheless, we managed to pass on these price increases to our customers and we temporarily benefited from the time-gap between the higher ASPs and consumption of inventories that were produced in lower cost; and the increase in the portion of the automotive revenue that is characterized by a lower gross margin rate, compared to the audio-video segment (automotive contributed 17.8% and 11.1% of the total 2022 and 2021 revenues, respectively, and 7.8% and 3.3% of the 2022 and 2021 gross margin, respectively).

Gross profit for audio-video was $58.4 million, or 78.4% of audio-video revenues, for the year ended December 31, 2022, compared to $48.9 million, or 77.9% of audio-video revenues, for the year ended December 31, 2021.

Product mix in the audio-video segment. In 2021 we recorded initial revenues from the VS3000. In 2022 the revenue contribution from the VS3000 continued to increase. The VS3000 chipset family still incurs lower margins compared to our matured audio-video products (VS100 and VS2000), as this product is in ramp up phase and has not yet reached its optimal cost structure.

Gross profit for automotive was $5.0 million, or 30.7% of automotive revenues, for the year ended December 31, 2022, compared to a gross profit $1.7 million, or 21.2% of automotive revenues, for the year ended December 31, 2021. The increase in gross profit in the automotive segment was due to several factors: the increase in our 2022 automotive volumes, compared to 2021, contributed to the improved production yield, which increased the profitability rate per chipset; and in 2022, the fixed costs of production remained relatively stable, and coupled with the higher revenues, the gross margin of the automotive segment increased.

In 2022 the Company benefited from sales of the VA7000 (engineering sample chips and evaluation kits) to select prospective customers and partners. These are typically sold at higher gross margins than mass production products.

Operating expenses

Research and development expenses

Research and development expenses increased by $11.3 million, or 24.2%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. Audio-Video and Automotive research and development expenses increased by $6.8 million, or 48.7% and $4.5 million, or 13.7%, respectively, for the year ended December 31, 2022, compared to the year ended December 31, 2021.

The increase of the total research and development expenses was primarily driven by several factors:

1.	Due to business opportunities created by a market need for remote communication solutions in the audio-video segment, we accelerated the development of the VS6320 product. The VS6320 is expected to be the first highly integrated, professional grade single chip designed for extending the full capabilities of USB3.2 Gen1 & USB2.0 over a single 100 meters/328 feet Category cable.

2.	Given the demand for a wide-range product portfolio complying with the MIPI A-PHY standard and customer expectations, we invested in the development of the VA7000 chipset family, to provide a richer feature set and enhanced performance, in line with our plan for the VA7000 to be ready for mass production (this included an expense of $4.2 million for product-manufacturing mask-sets).

3.	These activities required more resources, such as additional engineers, development tools, tape outs, new IP blocks etc. In addition, during 2022 we started designing the next automotive generation product, the VA7100 chipset family, which will further enhance the capabilities of the VA7000.

4.	The impact of payroll expenses. The increase of $5.4 million in payroll expenses in 2022 compared to 2021, was primarily triggered by an increase in salaries due to the shortage in skilled engineers and the continuingly highly competitive employment market; the impact of stock-based compensation, following the equity granted to employees in early 2022; these were partially offset by the by the revaluation of the U.S. dollar compared to the New Israeli Shekel (NIS), which is the currency used to pay our engineering staff in Israel. During 2022 the revaluation of the U.S. dollar to the NIS was 13.15%.

Sales and marketing expenses

Sales and marketing expenses increased by $2.7 million, or 19.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Sales and marketing expenses for audio-video increased by $0.3 million, or 4.9%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. Sales and marketing expenses for automotive increased by $2.4 million, or 33.0%, for the year ended December 31, 2022, compared to the year ended December 31, 2021.

The increase in sales and marketing expenses in 2022, was primarily due to an increase in payroll expenses. Our total 2022 and 2021 payroll expenses in Sales and Marketing were $13.6 and $11.3 million respectively.

The increase in payroll expenses was triggered by the increase in headcount, which was primarily driven by the expansion of the sales and marketing team to support the marketing efforts of the VS3000 product family as well as the promotion of the VA7000 chipset product family; and the impact of stock-based compensation, following the equity granted to employees in early 2022.

Another reason that contributed to the increase of sales and marketing expenses is resuming our teams’ travels following the removal of COVID-19 restrictions and an increase in exhibition expenses due to market recovery.

General and administrative expenses

General and administrative expenses of $16.6 million for the year ended December 31, 2022, were similar to the expenses reported for the year ended December 31, 2021, reflecting a minor increase of 0.2%.

General and administrative expenses for audio-video decreased by $0.1 million, or 0.8% and General and administrative expenses for automotive increased by $0.1 million, or 1.2%, respectively for the year ended December 31, 2022, compared to the year ended December 31, 2021.

While the overall general and administrative expenses were relatively similar in 2022 and 2021, the composition of the expenses changed.

Our payroll expenses in 2022 increased by $1.2 million, compared to 2021, totaling to $8.5 million (including $3.5 million derived from stock-based compensation), compared to $7.3 million in 2021 (excluding one-time expenses of $5.4 million, which included $3.4 million related to options vesting acceleration of the Company’s CEO and $2 million bonuses, both in connection with the listing of the Company as a public company).

The Directors and Officers (“D&O”) insurance premium in 2022 and 2021 totaled $3.7 million and $1.1 million respectively, reflecting the fact that the Company listed as a public company in late September 2021. Towards the end of 2022, the Company renewed its D&O insurance at a reduced premium. While the impact of this reduced premium is reflected in the fourth quarter of 2022, most of the savings related to the D&O insurance will be recorded in the first nine months of 2023.

In addition, in 2022, our expenses for professional services (e.g., legal, accounting, board of directors’ fees etc.), as a public company, increased by $1.3 million, compared to 2021.

Financial income (expense), net

Finance expenses for the year ended December 31, 2022, were $1.8 million compared to finance income of $1.1 million for the year ended December 31, 2021, reflecting a decrease of $2.9 million, or 260.6%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The net decrease was primarily driven by the following reasons:

●	The currency of the primary economic environment in which we conduct our operations is the U.S. Dollar. Accordingly, the Company uses the U.S. Dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. Dollars, at the end-of-period exchange rates, except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses of the Israeli office), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. The impact of the devaluation of the NIS compared to the U.S. dollar. In 2022 the Company booked a financial expense of $4.3 million, compared to income of $1.3 million in 2021 related to foreign currency exchange differences.

●	During 2022 interest rates applied to U.S. dollar and the NIS deposits, increased significantly. Considering our cash position, we benefited from these interest rate changes. Our interest income in 2022 and 2021 amounted to $2.3 million and $0.3 million, respectively.

●	In 2021 financial income included a one-time expense of $0.5 million, related to the issuance cost attributed to the Forfeiture Shares.

●	The 2022 and 2021 income related to the revaluation of lease liability were $0.5 million and $0.0 million respectively as we started to adopt the new accounting pronouncement as of January 1, 2022.

Loss before income taxes

Loss before income taxes increased by $1.1 million, or 4.2%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase in loss was primarily driven by the increase of $12.8 million in gross profit from 2021 to 2022; the increase of the total operating expenses by $14.1 million from 2021 to 2022; and the increase of $2.9 million of financial expense from 2021 to 2022, offset by an amount of $3.1 million related to the change of the fair value of Forfeiture Shares.

Income taxes

Income taxes increased by $44 thousands, or 10.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily driven by taxes related to the conclusion of tax assessments for the years 2016-2017.

B.	Liquidity and Capital Resources

As of December 31, 2022, we reported an accumulated shareholders’ equity in the amount of $167.4 million, compared to $182.2 million on December 31, 2021, the year in which the Company concluded the Business Combination transactions that resulted in net inflow cash of $131.6 million.

The decrease in shareholders’ equity during 2022 is mainly driven by the net loss in the amount of $27.7 million, offset by an increase of the additional paid-in capital, due to stock-based compensation expenses of $12.1 million; and the exercise of stock options by grantees. The cash inflow in 2022 and 2021 driven by stock options exercise amounted to $0.8 million and $1.2 million, respectively.

Our primary cash needs are for working capital, contractual obligations, and other commitments. During the years 2022 and 2021, the net cash outflows from our operating activities totaled at $ 22.1 million and $21.6 million, respectively.

Our working capital balance as of December 31, 2022, and December 31, 2021, were $163.7 million and $183.3 million respectively, of which our cash, cash equivalents and short-term deposits balance as of December 31, 2022, and December 31, 2021, were $148.4 million and $174.4 million, respectively. The cash balances are deposited mainly in major Israeli financially sound institutions.

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

We believe the cash, cash equivalents and short-term deposits as of December 31, 2022, which totaled at $148.4 million are sufficient to support the working capital needs of the Company for at least the 12-month period from the date of this report.

In the last two years, the COVID-19 pandemic and the efforts to control it caused disruptions in normal business activities around the world. We continue to closely monitor these effects as well as the effect that current economic conditions may have on our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity, however, our ability to predict and or quantify the impact of the pandemic on our business in the future remains limited.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2021
	(dollars in thousands)
Cash Flow Data:
Net cash used in operating activities	(22,095)	(21,609)
Net cash (used in) investing activities	(11,729)	(84,163)
Net cash provided by financing activities	822	135,431
Effect of exchange rate changed on cash and cash equivalents	(3,765)	816
Net increase (decrease) in cash and cash equivalents	(37,767)	30,475

Operating Activities

During the year ended December 31, 2022, the net cash used in operating activities was $22.1 million, primarily resulting from a net loss of $27.7 million, offset by adjustments to reconcile net loss to net cash used in operating activities, in the amount of $5.6 million (which includes mainly an increase in inventories and non-cash expenses of depreciation, stock-based compensation ). The inventory balance, as of December 31, 2022, totaled to $23.8 million, compared to $9.3 million, as of December 31, 2021.

Due to the constrained supply chain environment in 2021 and 2022 and in order to support the demand of our customers, we placed longer-term purchase orders, by which we secured production capacity with our vendors. Goods from these purchase orders continued to arrive during 2022. The 2022 inflation rate environment, driving the refreshment of inventory at higher costs. We anticipate significant growth in our automotive revenues from 2022 to 2023, and accordingly increased primarily our automotive inventory at the end of 2022.

During the year ended December 31, 2021, net cash used in operating activities was $21.6 million, primarily resulting from our net loss of $26.5 million.

Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $11.7 million, consisting of $10.6 million, net, invested in short term deposits and an additional amount of $1.1 million used for purchases of property and equipment.

During the year ended December 31, 2021, net cash provided by investing activities was $84.2 million, consisting of $82.8 million, net, invested in short term deposits and an additional amount of $1.4 million used for purchases of property and equipment.

Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was $0.8 million, due to proceeds received from stock options exercised by grantees.

During the year ended December 31, 2021, net cash provided by financing activities was $135.4 million, mainly due to net proceeds from the Business Combination transactions in the total amount of $134.2 million (net of $2.6 million attributed to issuance-related costs that were expensed in the statement of operations) as well as proceeds in the total amount of $1.2 million received from stock option exercised by grantees.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of December 31, 2022. Future events could cause actual payments to differ from these estimates (figures in the table are dollars in thousands).

	2023	2024	2025	Thereafter
Operating Leases	$1,599	$318	$84	$-
Non-cancellable purchase obligations:
To supply chain vendors	$19,418	$-	$-	$-
To intellectual property vendors (including development tools)	$2,522	$162	$98	$-
Total contractual obligations	$23,539	$480	$182	$-

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

The table above further does not include future rental payments of future extension periods of $1,391 thousand and $43 thousand for the years ended on December 31, 2024, and 2025.

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

Revenue Recognition

We apply ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, we recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps:

(i)	Identify the contract(s) with a customer;

(ii)	Identify the performance obligations in the contract;

(iii)	Determine the transaction price;

(iv)	Allocate the transaction price to the performance obligations in the contract;

(v)	Recognize revenue when (or as) the performance obligation is satisfied.

We use the following practical expedients that are permitted under the rules:

●	We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. These costs are included in sales and marketing expenses.

●	When a contract with a customer includes a material right to acquire future goods or services that are similar to the original goods or services in the contract and are provided in accordance with the terms of the original contract, we allocate the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

●	We apply the practical expedient of allowing us to disregard the effects of a financing component if the period between when we transfer the promised services to the customer and when the customer pays for the services will be one year or less.

We generate revenues from selling products, mainly semiconductor products (or “chips”). Revenues from product sales are recognized when the customer (which includes distributors), obtains control over our product, typically upon shipment to the customer. Taxes collected from our customers relating to product sales and remitted to governmental authorities are excluded from revenues.

We do not grant a right of return, refund, cancelation or termination. From time to time, to incentivize certain distributors to increase demand, we provide them with the right to free or discounted products in future periods that provides a right to the customer subject to meeting pre-defined volume conditions. In recognizing the revenue from the sale to such distributors, prior to the actual meeting of such volume conditions, the Company recognizes only the portion of the revenue that is certain, assuming that such conditions have been met in full. The Company recognizes the full revenue in such engagements upon the earlier of: (i) the transfer of the entire volume, including the free or discounted products and (ii) the right expires without exercise by the distributor. As of December 31, 2022, and December 31, 2021, the deferred revenues for such rights were $0 thousand and $54 thousand, respectively.

We generally provide to our customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under our standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods are usually limited to repair or replacement of defective items.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC718-10. Under ASC718-10, stock-based awards, including stock options and restricted stock units (“RSU”), are recorded at fair value as of the grant date and recognized to expense over the employee’s, directors, and consultants’ requisite service period (generally the vesting period) which we have elected to amortize on a straight-line basis. ASC718-10 also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We use historical data as well as trends in the employment market to estimate pre-vesting option forfeitures.

We use the Black-Scholes option-pricing model to determine the fair value of stock options using the following assumptions:

	Year Ended December 31,
	2022	2021
Volatility	46.7%-47.7%	46.7%-50.7%
Risk-free interest	1.31%-3.00%	0.61%-1.74%
Dividend yield	0%	0%
Expected Term (in years)	6-10	6-10
Portion of Forfeited Options (based on management estimations)	3.5%-4.5%	4.5%

Fair Value of Valens Ordinary Shares.

Prior to September 30, 2021 (the listing day): As Valens ordinary shares have not been publicly traded, the fair value of Valens’ ordinary shares underlying our equity awards was determined by our board of directors, with input from management, which was assisted by third-party valuation specialists. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guidelines”).

The assumptions we used in the valuation models include, inter alia, the following factors:

●	the prices, rights, preferences, and privileges of our preferred shares relative to our ordinary share;

●	our operating and financial performance;

●	current business conditions and projections;

●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, including the timing of such events, given prevailing market conditions;

●	any adjustment necessary to recognize a lack of marketability of Valens’ Ordinary Shares underlying the granted options; and

●	the market performance of comparable publicly traded companies.

In valuing Valens ordinary shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and an IPO scenario. The income approach estimates value based on the expectation of future cash flows that the company will generate, together with Company’s estimates with respect to the required capital expenses (CAPEX). These future cash flows were discounted to their present values using a discount rate (weighted average cost of capital (“WACC”)) based on the capital rates of return for comparable publicly traded companies and was adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The IPO scenario estimated value based on a comparison of the Company to comparable public companies in a similar line of business. If the Company had made different assumptions than those used with these two approaches, then the valuation of the Company’s Ordinary Shares could have been different, therefore, its share-based compensation expense, net loss and net loss per ordinary share could vary. For example, the Company attributed a higher probability for then on-IPO scenario, based on the management’s assessment as of the valuation date. In addition, the Company’s management assumed different discount rates due to lack of marketability in both scenarios.

Company’s valuations were prepared in accordance with the Guidelines, which prescribe several valuation approaches for setting the value of an enterprise, such as the cost, income and IPO scenario, and various methodologies for allocating the value of an enterprise to the Company’s ordinary shares. The option pricing method, or OPM, which treats Company’s security classes as call options on total equity value and allocated its equity value across its security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method was used when the range of possible future outcomes was difficult to predict, and forecasts were highly speculative. The Company believed this method was applicable given the expectation of various potential liquidity outcomes and the difficulty of selecting appropriate enterprise values given no public market for Company’s shares. Beginning on January 1, 2020, for options granted as of such date, the Company utilized a hybrid model of two scenarios: (1) the OPM that was based on a Discount Cash Flow method, or DCF; and (2) Probability Weighted Expected Return Method (“PWERM”).

DCF: The DCF method relied on the premise that the value of an investment is equal to the present value of the income that it can expect to generate going forward. From an investor’s standpoint, these future income streams represent the dividend paying (i.e., distribution-paying) capacity of the company, or in the case of a leveraged company, monies available for all invested capital (i.e., interest -bearing debt plus owner’s capital).

PWERM: Considered the management’s expectations regarding a future IPO event and the likelihood of such event to occur by December 31, 2021, in light of the progress in discussions in connection with PTK for potential business combination transaction. Then, an incremental lack of marketability discount (different than the one used in the OPM method) was applied to the value of the Company’s Ordinary Shares to arrive at the fair value per ordinary share under each method.

After September 30, 2021: After completion of the Business Combination, Valens’ ordinary shares and warrants are now publicly traded. We calculate the fair market value of granted stock options based on a Black-Scholes valuation method, at an exercise price per share equal to the average stock market price of the
30-trading day period preceding the date of the grant.

Risk-Free Interest Rate. The risk-free interest rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

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

Restricted Share Units (“RSU”)

We recognize compensation expense for time-based RSUs using the straight-line amortization method based on the fair value of RSUs on the date of grant. The fair value of RSUs is the closing market price of Valens ordinary shares on the date of grant.

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

The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The Company’s financial instruments consist of cash, cash equivalents, short-term bank deposits, trade accounts receivable and trade accounts payable and Forfeiture Shares liabilities. Other than the Forfeiture Shares liability (see below), the recorded amounts approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.

The Company’s financial instrument which is considered as a Level 3 measurement is the warrants liability and the Forfeiture Shares. The Guidelines that served as a basis for the Ordinary Shares valuation and the Company share price, as a public company, were used for determining the liability attributed to the Forfeiture Shares that were valued using the Monte Carlo method. If the Company had made different assumptions than those used in preparing these valuations then the Forfeiture Shares liability could have been different, therefore, the Company’s financial expenses, net loss and net loss per ordinary share could vary.

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

The determination of the valuation of our inventories involve consideration by the management of the Company with respect to:

(1)	quantities of finished goods and work in process required for the fulfillment of customers’ demand.

(2)	the date of manufacturing of the inventories (“date code”) and the Company’s ability to sell such inventories prior to their expiry date, as well as their applicable net realizable value. In 2022 the inventory write-down totaled to $23 thousands (representing 0.1% of the cost of revenues), and in 2021, there was no inventory write-down.

(3)	potential schedule delays by customers may affect inventories valuation.

(4)	the need to increase inventories due to the shortage in the global semiconductor market, as well as the increase of lead time from the supply chain, together with the need to maintain sufficient inventory levels to ensure competitive performance, are balanced against the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in note 2 of the notes to our consolidated financial statements as of December 31, 2022.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional currency. All our revenues were denominated in U.S. dollars for the years ended December 31, 2022, and 2021, however certain operating expenses were denominated in the New Israeli Shekel (NIS), mainly payroll to the team that works in the Company headquarters in Israel.

Future increases or decreases of the NIS, which is the main non-U.S. dollar currency that is primarily used to pay the Israeli payroll, as well as some of the overhead expenses in Israel (e.g., office leases and municipal taxes), against the U.S. dollar may have significant impact on the Consolidated Statements of Income (loss).

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

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the credit worthiness of our partners and customers. We have not experienced any losses related to receivables from customers during the years ended December 31, 2022, and 2021. We do ask our customers to provide us with any collateral against their account receivable. Due to these factors, no additional credit risk is believed by management to be probable in our accounts receivable as of December 31, 2022.

As of December 31, 2022, we maintained, in banks, primarily in the United States and Israel, cash balances and other short term, highly liquid investments with original maturities of less than one year at the time of purchase.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Valens’ executive officers and directors. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Gideon Ben Zvi	62	Chief Executive Officer and Director
Dror Heldenberg	54	Chief Financial Officer
Gabi Shriki	53	SVP, Head of Audio Video Business
Gideon Kedem	62	SVP, Head of Automotive Business
David Chairman	53	SVP, R&D
Directors
Peter Mertens	61	Chairman of the Board
Yahal Zilka	65	Director
Dr. Eyal Kishon	63	Director
Dror Jerushalmi	61	Director
Moshe Lichtman	64	Director
Michael Linse	48	Director
Ker Zhang	60	Director
Adi Toledano Yarel	48	Director

Executive Officers

Gideon Ben Zvi has served as the Chief Executive Officer of Valens since 2020 and as a member of the board of directors of Valens since 2011 and as such, is deeply familiar with Valens, its business and technology. From 2007 to 2020, Mr. Ben Zvi served as a venture partner at Aviv Venture Capital. In the past five years, Mr. Ben Zvi served as a Chairman of the board of directors of BriefCam (until acquired by Canon), Chairman of the board of directors of Cellium, Chairman of the board of directors of enVerid Systems and co-founded Aristagora VC. Mr. Ben Zvi brings more than 30 years of experience as a serial entrepreneur, having previously served as CEO in different companies and led three exit events. Mr. Ben Zvi has also served as a board member at Bezalel Academy of Arts and Design in Jerusalem and board member and chair of committees at Jerusalem Transport Master Plan Team (JTMT). Mr. Ben Zvi holds a BSc is Computer Science and Math from Hebrew University Jerusalem (HUJI) and an MBA from HUJI.

Dror Heldenberg joined Valens in 2015 as its Chief Financial Officer, and as such is responsible for Valens’ finance, accounting, and strategic financial planning. Mr. Heldenberg brings more than 25 years of experience in operational and financial leadership, and a proven track record in debt and venture financing, as well as M&A activities at numerous hi-tech companies with international operations. Before joining Valens, Mr. Heldenberg was the CFO at Compass Networks, a private data communication company, and at BroadLight (acquired by Broadcom in 2012). Mr. Heldenberg also held the CFO position at Pelican Security (acquired by Microsoft in 2002). Mr. Heldenberg is a Certified Public Accountant and holds an MBA and a B.Sc. in Accounting and Economics, Cum Laude, from the Tel-Aviv University.

Gabi Shriki joined Valens in 2015 and has managed the Audio-Video business of Valens since then. In this capacity Mr. Shriki is responsible for growing Valens’ leading position in core Audio Video markets and developing new adjacent markets. Mr. Shriki has over 20 years of experience in engineering and global business management positions and is a respected and knowledgeable voice in the Audio-Video industry, helping to advance the Audio-Video Market and building a stronger HDBaseT ecosystem. Prior to joining Valens, Mr. Shriki served as the manager of the Mobile Connectivity Solution Business Unit at Texas Instruments. Mr. Shriki holds a BSc. Electrical Engineering degree from Tel-Aviv University and an Executive MBA from Kellogg & Hong Kong University of Science and Technology (Kellogg-HKUST).

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

David Chairman joined Valens in 2016 and manages the R&D of Valens since 2021. In this capacity Mr. Chairman is responsible for the development of Valens’ products. Mr. Chairman brings over 27 years of experience in the Semiconductor and System development, serving in leading companies like Motorola Semiconductor, Cisco-System, and few start-ups. Mr. Chairman holds a B.Sc. and M.Sc. in Physics, both from Tel Aviv University.

Directors

Peter Mertens has served as the Chairperson of Valens’ Board of the Directors since 2020. Mr. Mertens brings more than 35 years of experience in the automotive industry, having held senior positions with major OEMs, including CTO at Volvo Cars for six years, General Motors Global Line Executive for eight years, various management positions at Mercedes-Benz, and member of the Board of Management of Audi AG, responsible for Technical Development and Design. Mr. Mertens also served as member of the Board of Directors of several companies, such as Polestar SE, Zenuety SE, Audi Sport GmbH, Audi China, Volkswagen Financial Service, Recogni Inc. and Faurecia. Mr. Mertens is the founding Chairman of AID/Argo AI Europe. Mr. Mertens serves as the chairman of the board of Aurora Labs and is a member of the board of directors of proteanTecs and V-HOLA. Mr. Mertens was a Fulbright-scholar at Virginia Polytechnic Institute, USA. He holds a Master of Science in Industrial Engineering and Operations Research and a PhD in Production Engineering and Industrial Engineering from the University of Kaiserslautern where he served as a Member of the staff. Mr. Mertens is a valuable member of Valens’ Board of Directors because of his extensive experience in the automotive industry and his prior track record as a senior executive and director.

Yahal Zilka has served as a member of the board of directors of Valens since 2007. Mr. Zilka is a co-founder of 10D and serves as a co-Managing Partner, since 2019, and also a co-founder of Magma Venture Partners (“Magma”) and since 1999, served as co-Managing Partner of Magma. Prior to co-founding Magma Venture Partners, Mr. Zilka served as CFO of VocalTec Communications and led it from seed to its public offering on NASDAQ. Mr. Zilka brings many years of experience as an entrepreneur, mentor and executive with strong financial, operational, and hands-on management experience, as well as strategic relationships with industry leaders. Mr. Zilka currently serves as Director on the boards of Gloat, Exodigo, Obligo, ScyllaDB, DayTwo , StuffThatWorks , Pente Networks, MyZorro. Previously, Mr. Zilka was on the boards of Waze (acquired by Google, NASDAQ: GOOG), Onavo (acquired by Facebook, NASDAQ:FB), DesignArt Networks (acquired by Qualcomm, NASDAQ: QCOM) and Phonetic Systems (acquired by Nuance, NASDAQ: NUAN), Argus (acquired by Continental), Applitools (acquired by Thoma Bravo in 2021), Sightera-Magisto (acquired by Vimeo, NASDAQ: VMEO) and Optimal Plus (acquired by National Instruments, NASDAQ: NATI). Mr. Zilka is a valuable member of Valens’ Board of Directors because of his extensive experience in venture capital and his prior track record as a director.

Dr. Eyal Kishon has served as a member of the board of Valens since 2007. From 1996, Dr. Kishon has been the Founding & Managing Partner of Genesis Partners, an Israeli-based venture capital fund. Prior to that Dr. Kishon served as a Research Fellow in the Multimedia Department of IBM Science & Technology and in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon serves as a director at AudioCodes (Nasdaq AUDC) and has served as a director at Allot Communications (Nasdaq ALLT). In addition, Dr. Kishon serves as a director on the board of directors of Riskified (NYSE: RSKD), JoyTunes, Worthy and TradAir. Dr. Kishon holds a B.A. in Computer Science from the Technion—Israel Institute of Technology and a M.Sc. and Ph.D. in Computer Science from the Courant Institute at New York University. Mr. Kishon is a valuable member of Valens’ Board of Directors because of his extensive experience in venture capital, his technical background and his prior track record as a director.

Dror Jerushalmi co-founded and led Valens as its CEO for over 13 years, led its rounds of funding, and the adoption of Valens’ HDBaseT technology as a standard for connectivity in the audio-video and automotive markets. In parallel to his employment in Valens, Mr. Jerushlami serves as the CEO of Cellium. Mr. Jerushalmi earned his Bachelor’s and his Masters, Cum Laude in Electrical and Computer Engineering from Ben-Gurion University, as well as his MBA from Heriot-Watt University, Israel branch. Mr. Jerushalmi is a valuable member of Valens’ Board of Directors because of his extensive experience as a co-founder and his prior track record as a senior executive and director.

Moshe Lichtman has served as a member of the Board of Valens since 2017. Mr. Lichtman brings more than 35 years of product and leadership experience and 20 years of investment experience in the global high-tech industry. Mr. Lichtman is co-founder and co-managing partner of IGP Capital and serves on boards of its portfolio companies as well as boards of several other tech companies. Prior to that Mr. Lichtman was Corporate VP at Microsoft where he led several global consumer and enterprise businesses. As head of MSN’s international business in the late 90’s, Mr. Lichtman was responsible for quadrupling the business to become the #1 network in Europe, Canada, Australia and many other international markets. Under his leadership in the early 2000’s, Microsoft’s TV business became the leading provider of IPTV platforms to telecom operators globally. Upon returning to Israel in 2006, as President of Microsoft’s R&D center in Israel, Mr. Lichtman was responsible for turning the Israel operation into one of the three largest strategic innovation hubs outside the US. Mr. Lichtman was also among the leaders of the Windows 95 team and President of Softimage, a leader in media creation software. Prior to Microsoft, Mr. Lichtman held software development and management positions in several high-tech startups. Mr. Lichtman is the co-author of the best-selling book “The complete guide to the C language” and holds a BSc Cum Laude in Computer Engineering from the Technion – Israel Institute of Technology, and an MBA from the MIT Sloan School. Mr. Lichtman is a valuable member of Valens’ Board of Directors because of his extensive experience as an entrepreneur and his prior track record as a senior executive.

Michael Linse has served as a member of the Board of Valens since 2018. Mr. Linse has also served as the founder and managing director of Linse Capital LLC since October 2015, a growth equity firm investing in late-stage technology companies, and Levitate Capital, a venture capital firm, since March 2017. Mr. Linse serves as a director at ChargePoint Inc. (NYSE: CHPT). Prior to founding Linse Capital, Mr. Linse served as a partner at Kleiner Perkins Caufield & Byers (“KPCB”) from 2009 until March 2016. Prior to joining KPCB, Mr. Linse worked at Goldman Sachs for over a decade, most recently as Managing Director of the alternative energy investing team. Mr. Linse holds a B.A. in Economics from Harvard University and an MBA from Harvard Business School. Mr. Linse is a valuable member of Valens’ Board of Directors because of his extensive experience in venture capital and technology investment.

Ker Zhang is one of the founders of PTK. Mr. Zhang has been an entrepreneur in residence at Kleiner Perkins since February 2018. Mr. Zhang was Vice President and General Manager of CDMA Product and Development of Intel Corporation from October 2015 until February 2018. Mr. Zhang was Chief Executive Officer of VIA Telecom from April 2002 until it was acquired by Intel Corporation in October 2015. Mr. Zhang has been the Executive Chairman of privately held Crossbar, Inc., since March 2019. Mr. Zhang earned his M.S. in Physics from the University of Massachusetts and his Ph.D. in Electrical Engineering from Worcester Polytechnic Institute. Mr. Zhang is a valuable member of Valens’ Board of Directors because of his extensive experience as an entrepreneur and his prior track record as a senior executive and director.

Adi Yarel Toledano has served as a general partner and a CFO at TLV Partners, a leading Israeli venture capital since 2018. Ms. Yarel Toledano has two decades of experience with global financial management, private fundraising, merger & acquisitions and portfolio management. At TLV Partners Ms. Yarel Toledano is in charge of all finance, legal and operations related matters including fund planning, deals structuring, fundraising, reporting, compliance, portfolio monitoring, risk management. Before joining TLV Partners Ms. Yarel Toledano was a partner CFO at Magma Ventures Partners for 14 years. Through her years as a general partner Ms. Yarel Toledano has worked closely with dozens of portfolio companies’ management and financial teams helping them grow from seed to global market leaders. Ms. Yarel Toledano is a Certified Public Accountant (CPA) in Israel and holds her B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel. Ms. Yarel Toledano is a valuable member of Valens’ Board of Directors because of her extensive experience in venture capital and her prior track record as a senior executive.

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

Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and (iii) the approval of its shareholders at a general meeting, unless exempted pursuant to regulations promulgated under the Companies Law. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, vote in favor of the inconsistent provisions of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the inconsistent provisions of the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

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

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our directors and executive officers with respect to the year ended December 31, 2022, was $7.0 million. This amount includes approximately $0.3 million aside or accrued to provide pension, severance, retirement, or similar benefits, but does not include business travel, relocation, professional and business association dues, and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2022, options to purchase 6,725,657 Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $0.97 per Ordinary Share as well as 442,209 Restricted Stock Units (RSUs).

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to certain domestic issuers that do not qualify as emerging growth companies to disclosure on an individual, rather than an aggregate basis, the compensation of our named executive officers as defined in Item 402 of Regulation S-K. Nevertheless, the Companies Law requires that we disclose the annual compensation of our five most highly compensated Covered Officers (as defined under the Companies Law, the “Covered Officers”) for the relevant fiscal year, on an individual basis, as such compensation is represented in that year’s annual financial. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below sets forth the compensation paid to our five most highly compensated Covered Officers for and with respect to the year ended December 31, 2022. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Officers are in thousands of dollars.

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

	Information Regarding the Covered Executive (1) (thousands of dollars)

Name and Principal	Position (2)	Base salary	Benefits and perquisites (3)	Bonus payments	Equity-based compensation (4)	Total
Gideon Ben Zvi	CEO	352	67	188	1,437	2,044
Dror Heldenberg	CFO	277	57	138	554	1,026
Gideon Kedem	SVP, Head of Automotive Business	235	50	52	458	795
David Chairman	SVP, R&D	220	49	71	333	673
Gabi Shriki	SVP, Head of Audio-Video Business	242	52	84	212	590

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)	All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the: (i) base salary and benefits and perquisites- average conversion rate of U.S Dollar to New Israeli shekel, for the year ended December 31, 2022 of 1:3.377; and (ii) bonus payments – at a conversion rate of U.S Dollar to New Israeli shekel, as of December 31, 2022 of 1:3.519.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022, with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements, which are included in this Annual Report. The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2023-2026 on account of the 2022 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were approved by the company’s compensation committee and board of directors.

Non-Employee Directors’ Compensation

We pay each of our non-employee directors (other than the Chairperson of the board) an annual cash payment of $ 40,000. The Chairperson of the board is entitled to an annual cash payment of (i) $80,000; or (ii) if, prior to the listing day, such Chairperson received an annual cash payment from the Company that is higher than the amount set forth in sub-clause(i), such higher amount, in which case, he will not be entitled to an additional payment for his membership in any board committee or for serving in the chair position thereof. Accordingly, we pay our Chairperson, Mr. Mertens, an amount of $96,000. In addition, we pay each of our non-employee directors who serves on a board committee, the following annual payment in addition to the annual cash payment mentioned above: per membership of the audit committee, $10,000 (or $15,000 for the chairperson); per membership of the compensation committee $8,000 (or $12,000 for the chairperson); per membership of the nominating, governance and sustainability committee, $7,000 (or $10,000 for the Chairperson), and per membership of a general committee, $5,000 (or $7,000 for the chairperson). In addition, upon election (provided the director is still in office),non-employee directors, shall be granted with equity awards under our incentive plan at a value of $175,000 (composed of restricted share unites at a fair market value of $116,725 and options to purchase ordinary shares with a fair market value of up to $58,275) which shall vest on a quarterly basis over a period of three years (the “Welcome Equity Grant”), and as of the fiscal year thereafter (provided the director is still in office), with annual equity awards at a value of $150,000 (composed of restricted share unites at a fair market value of $100,000 and options to purchase ordinary shares with a fair market value of up to $50,000) which shall vest on a quarterly basis over a period of one year (the “Annual Equity Grant”). The awards shall be accelerated in certain change of control events. The fair market value of restricted share unites is calculated in accordance with the definition included in our 2021 share incentive plan and the exercise price of the options equals to the average stock market price of the 30-trading day period preceding the date of the grant.

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

Equity Incentive Plans

2007 Share Option Plan

Valens’ 2007 Share Option Plan (the “2007 Plan”) was adopted by its board of directors on October 25, 2007. The 2007 Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Valens.

Authorized Shares. As of December 31, 2022, there were options to purchase 1,160,055 Ordinary Shares outstanding under the 2007 Plan. Ordinary shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan (the “2021 Plan”).

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

Eligibility. The 2007 Plan provides for granting options under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”) and unapproved Section 102 options.

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

Liquidation. In the event of the proposed dissolution or liquidation of the Company, all options will expire immediately prior to the consummation of such proposed action, unless otherwise provided by the administrator.

Structural Change. In the event of a merger, acquisition, shares sale or assets sale, then without the consent of the grantee, the administrator may, but is not required to, (i) cause any outstanding option to be assumed or substituted by such successor corporation, or (ii) provide for an exchange of outstanding options or shares for a monetary compensation; and/or (iii) determine that all unvested options and un-exercised vested Options shall expire on the date of such Structural Change. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any option as it shall deem, in good faith, appropriate.

2012 Share Option Plan

Valens’ 2012 Share Option Plan (the “2012 Option Plan”) was adopted by its board of directors on February 15, 2012. The 2012 Option Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Valens.

Authorized Shares. As of December 31, 2022, there were options outstanding to purchase 12,541,410 Ordinary Shares under the 2012 Option Plan. Ordinary shares subject to options granted under the 2012 Option Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2021 Plan.

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

Liquidation. In the event of the proposed dissolution or liquidation of the Company, all Options will expire immediately prior to the consummation of such proposed action.

M&A Transaction. In the event of a merger, acquisition, shares sale or assets sale (each, an “M&A Transaction”), then without the consent of the grantee, the administrator may, at its sole discretion, (i) cause any outstanding option to be assumed or substituted by such successor corporation, (ii) provide for an exchange of options or shares for a monetary compensation; (iii) determine that all unvested Options and un-exercised vested Options shall expire on the date of such M&A Transaction; and/or (iv) determine that the exchange, assumption, conversion or purchase detailed above will be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the M&A Transaction in relation to the ordinary shares of the Company. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any option as it shall deem, in good faith, appropriate.

2021 Share Incentive Plan

The 2021 Share Incentive Plan (the “2021 Plan”), was adopted by our board of directors on August 15, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, officers, consultants, advisors and other persons or entities who provide services to us in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants. As of December 31, 2022, there were 4,026,400 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 4,494,836 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 8,521,236 shares, (ii) any shares subject to awards under the 2007 and the 2012 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised (in an amount not to exceed 13,701,465 shares under the 2007 and the 2012 Option Plans), and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (a) 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year, and (b) provided that on each January 1st, an amount of at least five percent (5%) of the total number of Company Ordinary Shares, on a fully diluted basis, will be available for grant under the 2021 Plan, such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination). If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2012 Option Plan or the 2007 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

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

Options granted under the 2021 Plan to Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.

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

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (other than by reason of death or permanent disability), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate, and the shares covered by such awards shall again be available for issuance under the 2021 Plan. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three-month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

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

2021 Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) was adopted by our board of directors on August 15, 2021. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non-Section 423 Component”).

Authorized Shares. The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 1,400,000 shares. As of December 31, 2022, there were 1,400,000 Ordinary Shares available for purchase under the ESPP. On the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2030, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of:

●	One percent (1%) of the outstanding Ordinary Shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or

●	such smaller amount as our board of directors may determine.

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

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to exclude an employee of the Company and any of its designated subsidiaries (a) who is a highly-compensated employee (within the meaning of Section 423(b)(4)(D) of the Code), (b) who has not a service requirement set by the administrator of the ESPP pursuant to Section 423(b)(4)(A) of the Code (such requirement not to exceed two years), (c) who customarily works less than 20 hours per week, (d) whose customary employment is for less than five months per fiscal year, and/or(e)who is a citizen or resident of anon-U.S. jurisdiction and the grant of a right to purchase shares under the ESPP to such employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase shares under the ESPP to such employee in compliance with the laws of such non-U.S. jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. Any of the foregoing exclusions must be applied in an identical manner to all employees under each offering period, in accordance with Treasury Regulation Section 1.423-2(e).Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of anon-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Non-Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

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

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

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

Under our Amended and Restated Articles of Association, the number of directors on our board of directors will be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, held on November 10th 2022, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

●	the Class I directors, whose term was extended on November 10, 2022, and will expire at our annual meeting of shareholders to be held in 2025, are Eyal Kishon, Moshe Lichtman and Dror Jerushalmi;

●	the Class II directors, are Yahal Zilka, Michael Linse and Gideon Ben Zvi, their terms will expire at our annual meeting of shareholders to be held in 2023; and

●	the Class III directors are Adi Yarel Toledano, Ker Zhang and Peter Mertens, their term will expire at our annual meeting of shareholders to be held in 2024.

Our directors are generally appointed by a simple majority vote of holders of Valens ordinary shares, participating and voting (in person or by proxy) at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Each director shall hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

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

Our audit committee consists of Adi Yarel-Toledano, Peter Mertens, and Ker Zhang. Adi Yarel-Toledano will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Adi Yarel is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of NYSE.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the corporate governance rules of the NYSE. These responsibilities include:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	overseeing the accounting and financial reporting processes of our company;

●	managing audits of our financial statements;

●	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

●	reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

●	establishing procedures for handling employee complaints relating to the management of our business and the protection to be provided to such employees.

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

Compensation Committee Role

In accordance with the Companies Law, the responsibilities of the compensation committee are, among others, as follows:

●	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, with respect to any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates to the compensation policy;

●	resolving whether to approve arrangements with respect to the terms of office and employment of office holders; and

●	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include among others:

●	recommending to our board of directors for its approval a compensation policy, in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans, and equity-based compensation plans, overseeing the development and implementation of such policies, and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans, and the awards and agreements issued pursuant thereto, and making and determining the terms of awards to eligible persons under the plans.

Compensation Policy under the Companies Law

In general, under the Companies Law, the board of directors of a public company must approve a compensation policy after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of Valens ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

●	the majority of such Valens ordinary shares is comprised of shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy voting against the policy does not exceed two percent (2%) of the aggregate voting rights in the company.

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

The compensation policy must be based on certain considerations include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities;

●	prior compensation agreements with the office holder;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company; in particular the ratio between such cost to the average and median salary of such employees of the company, as well as possible impacts of compensation disparities between them on the work relationships in the company;

●	if the terms of employment include variable components, the possibility of reducing variable components at the discretion of the board of directors and setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation, the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which the office holder is leaving the company.

The compensation policy must also include, among other things:

●	with regards to variable components:

●	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; or

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

●	a condition under which the office holder will refund to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of Moshe Lichtman, Eyal Kishon and Michael Linse. Moshe Lichtman serves as chairperson of the nominating, governance and sustainability committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election of directors;

●	assessing the performance of the members of our board;

●	overseeing the Company’s ESG policies, programs, and strategies; and

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2022, Ms. Dafna Barzilai, CPA from Dafna Barzilai & Co., is acting as our internal auditor

Approval of Related Party Transactions under Israeli Law

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

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would act under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for the office holder’s approval or performed by virtue of the office holder’s position; and

●	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the Company, and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interest between the performance of the office holder’s duties in the company and the office holder’s other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for the office holder or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of the office holder’s position.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

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

An Israeli company may indemnify an office holder from the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”); and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder pursuant to certain provisions of the Israeli Economic Competition Law, 5748-1988.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third-party;

●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

●	an Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction, or forfeit levied against the office holder.

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

As of December 31, 2022, we had 313 employees and contractors, primarily in our headquarter in Israel.

In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations (for additional information see Note 2(l) to the financial statements attached to this Annual Report).

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

We have never experienced labor-related work stoppages or strikes.

E.	SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Equity incentive plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of February 10, 2023, by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 102,391,942 Ordinary Shares outstanding as of February 10, 2023.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them.

Name	Beneficially Owned	% out of Issued
5% Holders:
Genesis Partners III L.P. (1)	12,249,962	11.96%
Magma Venture Capital (2)	9,758,681	9.53%
Linse Capital LLC (3)	11,190,619	10.94%
Executive Officers and Directors:
Gideon Ben-Zvi (4)	2,312,003	2.26%
Dror Heldenberg (5)	30,718	(* )
Gabi Shriki (6)	307,187	(* )
Gideon Kedem (7)	203,661	(* )
David Chairman (8)	109,216	(* )
Peter Mertens (9)	307,199	(* )
Yahal Zilka (10)	10,330,629	10.09%
Eyal Kishon (11)	12,278,898	11.99%
Dror Jerushalmi (12)	2,056,786	2.01%
Moshe Lichtman (13)	3,546,626	3.46%
Michael Linse (14)	11,219,555	10.96%
Ker Zhang (15)	617,693	(* )
Adi Yarel Toledano (16)	115,336	(* )
All Executive Officers and Directors as a Group	43,435,507

*	Less than 1%.

(1)

Based on information reported on a Schedule 13G filed on February 13, 2023, consists of 10,895,137 ordinary shares held by Genesis Partners III L.P. Genesis Partners III L.P. is controlled by Eyal Kishon. Furthermore, Mr. Kishon is a General Partner of Valens S.P.V. and Genesis Partners III L.P. may be deemed to share voting and dispositive power of the 1,354,825, shares held by Valens S.P.V. Mr.  Kishon otherwise disclaims beneficial ownership over the shares beneficially owned by Genesis Partners III L.P and Valens S.P.V. The address for Genesis Partners III L.P. is Ackerstein Towers, Bldg B, 4th Flr., Herzliya, Israel, 46733.

(2)

Based on information reported on a Schedule 13G filed on February 6, 2023, consists of (i) 6,254,585 Ordinary Shares held, in the aggregate, by Magma Venture Capital II, LP, Magma Venture Capital II Israel, LP, and Magma Venture Capital II CEO Fund, and (ii) 3,504,096 Ordinary Shares held by Valens Co Investment Fund, L.P. Magma Venture Capital II L.P. and Magma Venture Capital II CEO Fund, L.P. are controlled by their general partner, Magma Venture Capital Management II LP. Valens Co Investment Fund L.P. is controlled by its co-general partner, Magma Venture Capital Management II L.P. Magma Venture Capital Management II LP is controlled by Magma Venture Partners General Partner Ltd, the directors of which are Yahal Zilka and Modi Rosen. The address for Magma Venture Capital II (Israel), L.P, Magma Venture Capital II L.P., Magma Venture Capital II CEO Fund, L.P. and Valens Co Investment Fund L.P. is 22 Rothschild Blvd., Tel Aviv, 6688218.

(3)	Based on information reported on a Schedule 13G filed on February 11, 2022, consists of 11,190,619 shares held by Linse Capital VAL, LLC (“Linse VAL”). Linse Capital LLC (“Linse Capital”) is the manager of Linse VAL. Michael Linse (“Linse”) is the managing director of Linse Capital. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital. The address for Linse Capital LLC is 53 Calle Palmeras, Suite 601, San Juan, Puerto Rico 00901.

(4)	Consists of (i) 32,045 Ordinary Shares, and (ii) 2,279,958 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(5)	Consists of (i) 23,328 Ordinary Shares, and (ii) 7,390 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(6)	Consists of (i) 15,552 Ordinary Shares, and (ii) 291,635 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(7)	Consists of (i) 11,664 Ordinary Shares, and (ii) 191,997 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(8)	Consists of (i) 17,496 Ordinary Shares, and (ii) 91,720 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(9)	Consists of (i) 14,706 Ordinary Shares, and (ii) 292,493 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(10)

Consists of (i) 557,718 Ordinary Shares, and (ii) 14,230 Ordinary Shares underlying options to acquire

Ordinary Shares exercisable within 60 days of February 10, 2023. In addition, Yahal Zilka is Managing Partner of Magma Venture Capital and Valens Co-Investment Fund and may be deemed to share voting and dispositive power of the shares held by Magma Venture and Valens Co-Investment Fund, as Capital described above. Mr. Zilka otherwise disclaims beneficial ownership over the shares beneficially owned by Magma Venture Capital and Valens Co-Investment Fund L.P.

(11)	Consists of (i) 14,706 Ordinary Shares, and (ii) 14,230 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023. In addition, Eyal Kishon is a General Partner of Genesis Partners III L.P. and may be deemed to share voting and dispositive power of 10,895,137 shares held by Genesis Partners III L.P. described above. Furthermore, Mr. Kishon is a General Partner of Valens S.P.V. and may be deemed to share voting and dispositive power of the 1,354,825, shares held by Valens S.P.V. Mr. Kishon otherwise disclaims beneficial ownership over the shares beneficially owned by Genesis Partners III L.P. and Valens S.P.V.

(12)	Consists of (i) 1,106,428 Ordinary Shares, and (ii) 950,358 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 10,2023.

(13)	Consists of (i) 42,606 Ordinary Shares, and (ii) 14,230 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023. In addition, Mr. Lichtman is a General Partner of IGP Connectivity Solutions, and may be deemed to share voting and dispositive power of 3,489,790 Ordinary Shares. Mr. Lichtman otherwise disclaims beneficial ownership over the shares beneficially owned by IGP Connectivity Solutions.

(14)	Consists of (i) 14,706 Ordinary Shares, and (ii) 14,230 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10,2023. In addition, Michael Linse is the founder and Managing Director of Linse Capital LLC and may be deemed to share voting and dispositive power of the shares held by Linse Capital LLC described above. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital described above.

(15)	Consists of (i) 601,695 Ordinary Shares, and (ii) 15,998 Ordinary Shares underlying options and RSUs to acquire Ordinary Shares exercisable within 60 days of February 10,2023.

(16)	Consists of (i) 99,338 Ordinary Shares, and (ii)15,998 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2023.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2022, there were 8 registered holders of our shares in the United States, one of which Cede & Co., the nominee of the Depository Trust Company is a United States registered holder, holding approximately 62.50% of our outstanding Ordinary Shares.

B.	RELATED PARTY TRANSACTIONS

The below is a description of all reportable related party transactions since January 1, 2022.

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

Agreements with Officers and Directors

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

Non-Employee Director Compensation. During the years ended as of December 31, 2022 and 2021, the Company paid to the non-employee directors, a total amount of $0.4 million and $0.1 million, respectively. The payment was made in accordance with the Non-Employee Directors Compensation Package. For more information see “Part I, Item 6. Directors, Senior Management and Employees- B. Compensation”.

CEO Compensation Package. For more information see “Part I, Item 6. Directors, Senior Management and Employees- B. Compensation”.

Options and RSUs. Since Valens’ inception, Valens has granted options to purchase Valens ordinary shares and RSUs to its executive officers and directors.

Exculpation, indemnification, and insurance. Valens’ Amended and Restated Articles of Association permit it to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. Valens entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to Valens to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

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

Other Related Party Transactions

As of December 31, 2022, and 2021, the Company accrued $142, for services provided to the SPAC by its Sponsor in connection with the Merger.

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

As of December 31, 2022, we had 98,876,266 ordinary shares outstanding.

C.	MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Form of Indemnification Agreement. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Compensation Policy for Directors and Officers. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2007 Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2012 Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2021 Share Incentive Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	For more information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

D.	EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) concerning the ownership and disposition of Valens ordinary shares and Valens warrants, as well as the potential application of Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to Valens as a result of the Business Combination. This discussion applies only to Valens’ ordinary shares and Valens’ warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposition of Valens ordinary shares and Valens warrants. The effects of and consequences under other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Services (the “IRS”) and the income tax treaty between the United States and Israel (the “Treaty”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Valens has not sought and will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	dealers or traders in securities that use a mark to market method of accounting;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons holding Valens ordinary shares and/or Valens warrants as part of a straddle, integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Valens ordinary shares and/or Valens warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 10% or more (by vote or value) of the outstanding Valens ordinary shares;

●	persons holding Valens ordinary shares or Valens warrants in connection with a trade or business outside the United States.

●	an entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein);

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; and

●	persons who hold or received Valens ordinary shares and/or Valens warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation.

For purposes of this discussion, a “U.S. Holder” is, for U.S. federal income tax purposes, any beneficial owner of Valens ordinary shares or Valens warrants, that is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Valens ordinary shares or Valens warrants, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships owning Valens ordinary shares or Valens warrants and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of owning and disposing of Valens’ ordinary shares or Valens’ warrants.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF OWNING AND DISPOSING OF VALENS ORDINARY SHARES AND VALENS WARRANTS.

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

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the former shareholders of the acquired U.S. corporation hold or are treated as holding, by vote or value, at least 80% (or 60% where in a transaction related to the acquisition described in (i) above the foreign acquiring corporation acquires another foreign corporation, and after the transaction, the foreign acquiring corporation is not a tax resident in the jurisdiction in which the foreign acquired corporation was resident prior to the transaction, which should not be applicable to the Business Combination) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. The Treasury regulations promulgated under Section 7874 of the Code (the “Section 7874 Regulations”) provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 of the Code as part of a plan or conducted over a 36-month period. Certain acquisitions of U.S. corporations over a 36-month period will impact the Section 7874 Percentage, making it more likely that Section 7874 of the Code will apply to a foreign acquiring corporation. Moreover, former PTK securityholders will be deemed to own an amount of Valens ordinary shares in respect to certain redemptions by PTK of shares of PTK common stock prior to the Business Combination for purposes of determining the Section 7874 Percentage.

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

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, Valens currently believes that the Section 7874 Percentage should have been less than 60% after the Business Combination. Accordingly, the limitations and other rules described above and below are not expected to apply to Valens after the Business Combination.

If the Section 7874 Percentage applicable to the Business Combination is at least 60% but less than 80%, Valens and certain of Valens’ shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Valens include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%. PTK did not have tax attributes to offset any inversion gain which might exist, regardless of whether PTK had any amount of inversion gain. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, Valens does not believe that PTK had a significant amount of inversion gain as a result of the Business Combination. Moreover, if it is determined that the Section 7874 Percentage is at least 60% (but less than 80%) and that Valens is tax resident in a jurisdiction other than Israel, Valens would be treated as a U.S. corporation under Section 7874 of the Code in the same manner as described above under “—Tax Residence of Valens for U.S. Federal Income Tax Purposes.”

The above determination, however, is subject to detailed Treasury regulations (the application of which is uncertain in various respects and would be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain uncertainties. There can be no assurance that the IRS will not challenge whether Valens is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Valens, significant adverse tax consequences would result for Valens and for certain Valens shareholders, including a higher effective corporate tax rate on Valens.

The remainder of this discussion assumes that the limitations and other rules described above do not apply to Valens after the Business Combination.

U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens Ordinary Shares and Valens

Warrants to U.S. Holders

Distributions on Valens Ordinary Shares

If Valens makes distributions of cash or property on Valens’ ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of Valens’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. As Valens does not calculate its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions above under “—Utilization of PTK’s Tax Attributes and Certain Other Adverse Tax Consequences to Valens and Valens’ Shareholders” and below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, where Valens’ ordinary shares are listed), or (b) Valens is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	Valens is neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Valens’ taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that Valens will be eligible for the benefits of the Treaty. Furthermore, Valens will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for its taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Valens ordinary shares.

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

Dividends paid by a non-U.S. corporation are generally treated as foreign source income for foreign tax credit limitation purposes. However, if Valens is a “United States-owned foreign corporation,” subject to certain exceptions the portion of any dividend payments allocable to Valens’ U.S.-source earnings and profits may be re-characterized as U.S. source for foreign tax credit purposes. A “United States owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more of the stock (by vote or by value).

For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of any Israeli taxes. Israeli taxes withheld from dividend payments (at a rate not exceeding any applicable rate provided by the Treaty in the case of a U.S. Holder eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on non-U.S. taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Valens with respect to Valens’ ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the treatment of foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. U.S. Holders should consult their tax advisors about the impact of these rules in their particular situation. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all such non-U.S. taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of Valens Ordinary Shares and Valens Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Valens ordinary shares or Valens warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Valens ordinary shares or Valens warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Valens ordinary shares or Valens warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held Valens’ ordinary shares or Valens’ warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss for foreign tax credit purposes. Under Treasury regulations, Israeli taxes imposed on gain from the sale or other disposition of Valens’ ordinary shares or Valens warrants generally will not be creditable against a U.S. Holder’s U.S. federal income tax liability. However, such Israeli taxes, if any, may be deductible or reduce the amount realized upon a sale or disposition. U.S. Holders should consult their tax advisers regarding the consequences of any Israeli taxes imposed on a sale or other disposition of Valens ordinary shares or Valens warrants.

Exercise or Lapse of a Valens Warrant

Except as discussed below with respect to the cashless exercise of a Valens warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Valens ordinary share on the exercise of a Valens warrant for cash. A U.S. Holder’s tax basis in a Valens ordinary shares received upon exercise of Valens’ warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in Valens’ warrant exercised and the exercise price. The U.S. Holder’s holding period for a Valens ordinary share received upon exercise of Valens’ warrant will generally begin on the date following the date of exercise (or possibly the date of exercise) of Valens’ warrant and will not include the period during which the U.S. Holder held the Valens warrant. If a Valens warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Valens warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Valens warrant. The tax consequences of a cashless exercise of a Valens warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in Valens’ ordinary shares received would generally equal the U.S. Holder’s basis in the Valens warrants exercised for such shares. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in Valens’ ordinary shares would generally be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants. If the cashless exercise were treated as a recapitalization, the holding period of Valens’ ordinary shares would generally include the holding period of the Valens warrants exercised therefor.

It is also possible that a cashless exercise of a Valens warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Valens Ordinary Shares and Valens Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Valens warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Valens warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in Valens’ ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in Valens’ warrants deemed exercised and (ii) the exercise price of such Valens warrants. A U.S. Holder’s holding period for Valens’ ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants.

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

Possible Constructive Distributions

The terms of each Valens warrant provide for an adjustment to the number of Valens ordinary shares for which the Valens warrant may be exercised or to the exercise price of the Valens warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Valens warrant would, however, be treated as receiving a constructive distribution from Valens if, for example, the adjustment increases the holder’s proportionate interest in Valens’ assets or earnings and profits (for instance, through an increase in the number of Valens ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of Valens’ ordinary shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Valens Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Valens warrant received a cash distribution from Valens equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Valens’ ordinary shares or Valens warrants could be materially different from that described above if Valens is a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For this purpose, Valens will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Valens owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes dividends, interest, rents, royalties and capital gains.

Based on the composition of Valens’s income and assets and the average value of its assets, including goodwill, Valens believes that it was not a PFIC for 2022. However, there can be no assurances in this regard or any assurances that Valens will not be a PFIC in the current or any future taxable year. The application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill, which may be determined, in large part, by reference to the market price of Valens ordinary shares from time to time, which has been, and may continue to be, volatile). Changes in the composition of the income or assets of Valens and its subsidiaries may cause Valens to be or become a PFIC for the current or subsequent taxable years. In particular, because the value of Valens’ goodwill may be determined by reference to the market price of Valens ordinary shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, the risk that Valens will be a PFIC for any taxable year will increase if the market price of Valens ordinary shares declines.

Under the PFIC rules, if Valens is a PFIC at any time that a U.S. Holder owns Valens ordinary shares or Valens warrants, Valens will continue to be treated as a PFIC with respect to such investment unless (i) it ceases to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Valens ordinary shares and/or Valens warrants at their fair market value on the last day of the last taxable year in which Valens is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below, but any loss would not be recognized. After the deemed sale election, Valens’ ordinary shares or Valens warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Valens subsequently becomes a PFIC.

For each taxable year that Valens is treated as a PFIC with respect to a U.S. Holder’s Valens ordinary shares or Valens warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Valens ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for Valens’ ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for Valens’ ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Valens is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of Valens’ ordinary shares or Valens warrants cannot be treated as capital gains, even though the U.S. Holder holds Valens’ ordinary shares or Valens warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Valens may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”) if Valens is treated as a PFIC. There can be no assurance, however, that Valens does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Valens’ subsidiaries.

If Valens is a PFIC, a U.S. Holder of Valens ordinary shares (but not Valens warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Valens ordinary shares only if Valens provides its U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. At the request (and sole cost) of any U.S. Holders, Valens will endeavor to provide the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the Valens ordinary shares in the event Valens is treated as a PFIC for any taxable year. There can be no assurance, however, that Valens will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of Valens warrants will not be able to make a QEF election with respect to their warrants.

In the event Valens is a PFIC, a U.S. Holder that makes a QEF election with respect to its Valens ordinary shares would generally be required to include in income for each year that Valens is treated as a PFIC the U.S. Holder’s pro rata share of Valens’ ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of Valens’ ordinary shares. Any net deficits or net capital losses of Valens for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in Valens’ ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on Valens’ ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in Valens’ ordinary shares by a corresponding amount.

If Valens owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Valens’ providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for Valens’ ordinary shares in which Valens is a PFIC, then Valens’ ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its Valens ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold Valens’ ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its Valens ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election in case Valens is a PFIC for any taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Valens ordinary shares to elect out of the Excess Distribution Rules discussed above if Valens is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Valens ordinary shares, such U.S. Holder will include in income for each year that Valens is treated as a PFIC with respect to such Valens ordinary shares an amount equal to the excess, if any, of the fair market value of Valens’ ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in Valens’ ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of Valens’ ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on Valens’ ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of Valens’ ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on Valens’ ordinary shares, as well as to any loss realized on the actual sale or disposition of Valens’ ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Valens ordinary shares previously included in income. A U.S. Holder’s basis in Valens’ ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Valens makes would generally be subject to the rules discussed above under “—Distributions on Valens ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Valens warrants will not be able to make a mark-to-market election with respect to their Valens warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Valens’ ordinary shares, which are listed on the NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Valens ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs the shares of which are not “marketable stock”, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Valens.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for Valens’ ordinary shares in which Valens is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to Valens’ ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Valens ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Valens is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Foreign Account Tax Compliance Act

The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. financial institutions and non-financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of Valens ordinary shares and to withhold on a portion of payments with respect to our ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to Valens ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how, that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

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

Every year, we can apply to the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as Office of Chief Scientist) (“IIA”) for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application, if made, will be accepted. If we are not able to deduct research and development expenses during the year they were incurred, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain eligible companies with incentives for capital investments in production facilities (or other eligible assets) and certain tax benefits with respect to certain eligible income.

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or instead irrevocably, elect to forego such benefits and apply the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Preferred or Special Preferred Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law following its most recent and amendments:

Tax benefits under the 2011 amendment that became effective on January 1, 2011

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

Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates and conditions detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20%(iii) non-Israeli residents (individuals and corporations)–20%, (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20%, or such lower tax rate under the provisions of any applicable double tax treaty).

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

As of December 31, 2022, Valens did not apply the new benefits under the Preferred Enterprise regime.

New tax benefits under an amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. The 2017 Amendment will apply to a Preferred Company which meets the “Preferred Enterprise” condition and certain additional conditions, including, all the following:

●	the company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to the average of 7% of its total revenue or exceed NIS 75 million per year; and

●	the company must also satisfy one of the following conditions: (1) the full salary of the lowest between at least 20% of the company’s overall workforce, or at least 200 employees, was recorded and paid as R&D expenses in the company’s financial statements; (2) a venture capital investment of an amount of at least NIS 8 million was previously made in the company; or (3) a growth in sales by an average of 25% over the three years preceding the tax year (provided transactions revenue of over NIS 10 million for the said years); (4) a growth in workforce by an average of 25% over the three years preceding the tax year (provided that the company employed at least 50 employees in the said years).

A Preferred Company satisfying certain conditions (including the conditions as stated above) will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A”. In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (group-consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise to Israeli shareholders, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in case of non-Israeli shareholders–subject to the receipt in advance of a valid certificate from the ITA allowing for the 20% reduced tax, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under an applicable tax treaty, and subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company.

As of December 31, 2022, Valens did not apply for a tax ruling from the Israeli Tax Authority or implemented benefits under The Preferred Technological Enterprise regime.

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

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares (e.g., Valens warrants) in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Valens ordinary shares or warrants will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022 and 2023).

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

Additionally, a sale of securities by a non-Israeli resident maybe exempted from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares or a right to shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares or a right to shares would be subject to Israeli tax, to the extent applicable.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares or warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation).

Capital gains taxes applicable to Israeli resident shareholders and warrant holders.

An Israeli resident corporation that derives capital gains from the sale of shares or a right to shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022 and 2023, not including Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares or a right to shares. With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% starting in 2018) will be imposed on the sale of our traded shares or warrants, unless contrary provisions in a relevant tax treaty applies.

A Company Warrant generally should not recognize gain or loss upon the exercise of such warrant, if the warrant was purchased or received in return for an investment. An ordinary share acquired pursuant to the exercise of such warrant for cash generally will have a tax basis equal to the holder’s tax basis in the Company Warrant, if any, increased by the amount paid to exercise the Company Warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the warrant. If a Company Warrant is allowed to lapse unexercised, the holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

It is possible that a cashless exercise would be treated as a taxable exchange in which gain or loss is recognized. In such event, a holder could be deemed to have surrendered a number of warrants with a fair market value equal to the exercise price for the number of warrants deemed exercised. For this purpose, the number of warrants deemed exercised would be equal to the number of warrants that would entitle the holder to receive upon exercise the number of ordinary shares issued pursuant to the cashless exercise of the warrants. In this situation, the holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the warrants deemed surrendered which will be taxable to the holders of such ordinary shares as described under “—Taxation of our shareholders and warrant holders.”

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

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Technological Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), unless a reduced rate is provided under an applicable tax treaty (the reduced rates stated in this paragraph are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rates). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Beneficiary Enterprise, a Preferred Enterprise or a Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

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

Israeli Tax Withholding

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022 (NIS 698,280 for 2023), which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms) promulgated under Section 85A of the Tax Ordinance, came into effect (TP Regulations). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principal basis and will be taxed accordingly.

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

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. We do not hold or issue financial instruments for trading purposes. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Part I, Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Our Amended Articles took effect on September 29, 2021 in connection with the Business Combination. A copy of our Amended Articles is filed as Exhibit 1.1 to this Annual Report. See Item “Part I, Item 10. Additional Information-Memorandum and Articles of Association.”

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2022, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or NYSE. Our Code of Business Conduct and Ethics is available on our website at https://investors.valens.com/governance/governance-documents/default.aspx. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2022	2021
	(dollars in thousands)
Audit fees (1)	304	262
Audit-related fees (2)	20	409
Tax fees (3)	58	70
All other fees (4)	1	1
Total	383	742

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Audit-related fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to automation tool.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the New York Stock Exchange rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings and with respect to the shareholder approval requirements. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 331/3% of the issued share capital required under the New York Stock Exchange corporate governance rules.

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the New York Stock Exchange. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other New York Stock Exchange listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the New York Stock Exchange listing rules applicable to domestic issuers.

H.	MINE SAFETY DISCLOSURE

Not applicable.

I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III, Item 18. Financial Information.”

ITEM 18. FINANCIAL STATEMENTS

Please refer to pages F-1 through F-33 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Valens Semiconductor Ltd. (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.1	Business Combination Agreement, dated as of May 25, 2021, by and among Valens, PTK and Merger Sub. (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.2	Warrant Agreement, dated as of July 13, 2020, between Continental and PTK (incorporated by reference to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.3	Specimen Ordinary Share Certificate of Valens (incorporated by reference to Exhibit 4.7 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.4	Specimen Warrant Certificate of Valens (incorporated by reference to Exhibit 4.8 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.5	Form of Amended and Restated Warrant Agreement, by and among Valens, PTK and Continental. (incorporated by reference to Exhibit 4.9 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.6	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens, certain equityholders of Valens and certain equityholders of PTK. (incorporated by reference to Exhibit 4.10 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.7†††	Valens Semiconductor Ltd. Compensation Policy (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on March 2, 2022)

4.8†††	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.5 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended)

4.9	Form of Subscription Agreement, by and between Valens and the subscribers party thereto (incorporated by reference to Exhibit 10.4 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.11	Form of Support Agreement, dated as of May 25, 2021, by and among Valens, PTK and certain equityholders of Valens. (Incorporated by reference to Exhibit 10.2 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.12†††	Investment Management Trust Agreement, dated as of July 13, 2020, by and between Continental and PTK (incorporated by reference to Exhibit 10.2 to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.13	Sponsor Letter Agreement, dated as of May 25, 2021, by certain officers, directors and initial stockholders of PTK in favor of Valens and PTK. (incorporated by reference to Exhibit 10.3 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.14†††	Valens Semiconductor Ltd. 2007 Option Plan (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.15†††	Valens Semiconductor Ltd. 2012 Option Plan (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.16†††	Valens Semiconductor Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.17†††	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

8.1*	List of subsidiaries of Valens Semiconductor Ltd.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

†††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALENS SEMICONDUCTOR LTD.

Date: March 1, 2023	By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date: March 1, 2023	By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Valens Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Valens Semiconductor Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 1, 2023	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2019.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2022	2021

Assets

CURRENT ASSETS:
Cash and cash equivalents		20,024	56,791
Short-term deposits		128,363	117,568
Trade accounts receivables		11,514	7,095
Prepaid expenses and other current assets		4,793	8,255
Inventories	3	23,816	9,322
TOTAL CURRENT ASSETS		188,510	199,031

LONG-TERM ASSETS:
Property and equipment, net	4	2,790	2,741
Operating lease right-of-use assets	6	3,824	-
Other assets		535	828
TOTAL LONG-TERM ASSETS		7,149	3,569
TOTAL ASSETS		195,659	202,600

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2022	2021
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade accounts payable		10,651	4,493
Accrued compensation		6,206	4,583
Current maturities of operating leases liabilities	6	1,811	-
Other current liabilities	5	6,121	6,623
TOTAL CURRENT LIABILITIES		24,789	15,699

LONG-TERM LIABILITIES:
Forfeiture Shares, no par value: 1,006,250 shares authorized, issued and outstanding as of December 31, 2022, and 2021;	8	1,751	4,658
Operating leases liabilities	6	1,624	-
Other long-term liabilities		54	46
TOTAL LONG-TERM LIABILITIES		3,429	4,704

COMMITMENTS AND CONTINGENT LIABILITIES	7

TOTAL LIABILITIES		28,218	20,403
SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of December 31, 2022, and 2021; 98,876,266 and 97,122,405 shares issued and outstanding as of December 31, 2022, and 2021, respectively (excluding 1,006,250 Ordinary shares subject to forfeiture)	9	49	49
Additional paid-in capital		325,067	312,156
Accumulated deficit		(157,675)	(130,008)
TOTAL SHAREHOLDERS’ EQUITY		167,441	182,197
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		195,659	202,600

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

		Year Ended December 31
	Note	2022	2021	2020

REVENUES		90,715	70,684	56,910
COST OF REVENUES		(27,325)	(20,105)	(13,432)
GROSS PROFIT		63,390	50,579	43,478

OPERATING EXPENSES:
Research and development expenses		(58,207)	(46,875)	(44,725)
Sales and marketing expenses		(16,959)	(14,214)	(13,657)
General and administrative expenses		(16,593)	(16,556)	(7,884)
TOTAL OPERATING EXPENSES		(91,759)	(77,645)	(66,266)

OPERATING LOSS		(28,369)	(27,066)	(22,788)
Change in fair value of Forfeiture Shares		2,907	(173)	-
Financial income (expenses), net	11	(1,770)	1,102	3,300
LOSS BEFORE INCOME TAXES		(27,232)	(26,137)	(19,488)

INCOME TAXES	13	(451)	(407)	(164)
LOSS AFTER INCOME TAXES		(27,683)	(26,544)	(19,652)
Equity in earnings of investee		16	10	17
NET LOSS		(27,667)	(26,534)	(19,635)

Basic and diluted net loss per Ordinary Share	12	(0.28)	(1.15)	(3.25)
Weighted average number of shares used in computing net loss per Ordinary Share		97,820,782	33,031,205	10,448,218

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except for share data)

	Ordinary shares		Additional paid- in	Accumulated
	Shares	Amount	capital	deficit	Total
BALANCE AS OF DECEMBER 31, 2019	9,889,684	36	15,480	(83,839)	(68,323)
CHANGE DURING 2020:
Exercise of options	905,688	4	402	-	406
Stock-based compensation	-	-	5,329	-	5,329
Net loss	-	-	-	(19,635)	(19,635)
BALANCE AS OF DECEMBER 31, 2020	10,795,372	40	21,211	(103,474)	(82,223)
CHANGE DURING 2021:
Exercise of options	1,722,880	9	1,237	-	1,246
Stock-based compensation	-	-	9,869	-	9,869
Conversion of Redeemable Convertible Preferred Shares	67,242,640	-	150,179	-	150,179
Merger transaction, net (Note 1(c))	(*) 17,361,513	-	129,660	-	129,660
Net loss	-	-	-	(26,534)	(26,534)
BALANCE AS OF DECEMBER 31, 2021	(*) 97,122,405	49	312,156	(130,008)	182,197
CHANGE DURING 2022:
Exercise of options	1,753,861	-	822	-	822
Stock-based compensation	-	-	12,089	-	12,089
Net loss	-	-	-	(27,667)	(27,667)
BALANCE AS OF DECEMBER 31, 2022	(*) 98,876,266	49	325,067	(157,675)	167,441

(*)	Excluding 1,006,250 Forfeiture Shares.

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(27,667)	(26,534)	(19,635)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	1,377	1,099	1,093
Stock-based compensation	12,089	9,869	5,329
Exchange rate differences	4,259	(496)	(2,821)
Interest on short-term deposits	(1,213)	87	524
Change in fair value of warrant liability	-	-	109
Change in fair value of Forfeiture Shares	(2,907)	173	-
Reduction in the carrying amount of ROU assets	1,726	-	-
Equity in earnings of investee, net of dividend received	-	18	11

Changes in operating assets and liabilities:
Trade accounts receivable	(4,419)	1,584	(944)
Prepaid expenses and other current assets	3,462	(5,286)	(741)
Inventories	(14,494)	(6,163)	(449)
Long-term assets	293	(411)	(1)
Trade accounts payable	5,841	2,633	(1,470)
Accrued compensation	1,623	633	(1,555)
Other current liabilities	(502)	1,184	944
Change in operating lease liabilities	(1,571)	-	-
Other long-term liabilities	8	1	-
Net cash used in operating activities	(22,095)	(21,609)	(19,606)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(214,522)	(121,947)	(86,861)
Maturities of short-term deposits	203,902	39,227	116,036
Purchase of property and equipment	(1,109)	(1,443)	(861)
Net cash provided by (used in) investing activities	(11,729)	(84,163)	28,314

CASH FLOWS FROM FINANCING ACTIVITIES -
Proceeds from Transactions related to the Merger, net	-	134,185	-
Exercise of options	822	1,246	406
Net cash provided by financing activities	822	135,431	406

Effect of exchange rate changes on cash and cash equivalents	(3,765)	816	1,646
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(36,767)	30,475	10,760
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	56,791	26,316	15,556
CASH AND CASH EQUIVALENTS AT END OF YEAR	20,024	56,791	26,316

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	214	417	139

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	317	44	-
Unpaid issuance costs classified to additional paid in capital	-	41	-
Operating lease liabilities arising from obtaining operating right-of-use assets, excluding the impact of $4.9 million recognized on initial adoption, refer also to note 2(z)	648	-	-
Conversion of Redeemable Convertible Preferred Shares	-	150,179	-
Issuance of Forfeiture Shares	-	4,485	-

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

b.	As of December 31, 2022, and 2021, the Company has wholly owned subsidiaries in the United States, Japan, China, and Germany primarily for the marketing of and support for the Company’s products.

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

c.	On September 29, 2021 (the “Closing Date”), the Company consummated a merger transaction (referred to as the “Merger Agreement Closing”) pursuant to a merger agreement, dated May 25, 2021 (the “Merger Agreement”), by and among the Company, PTK Acquisition Corp., a Delaware corporation whose common stock and warrants were then traded on the New York Stock Exchange (“PTK” or “SPAC”) and Valens Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”).

As a result of the Merger Agreement Closing, and upon consummation of other transactions contemplated by the Merger Agreement Closing (the “Transactions”), PTK became a wholly owned subsidiary of the Company, and (a) each of the PTK Warrants (total of 18,160,000 warrants (composed of 11,500,000 Public Warrants (“Public Warrants”) and 6,660,000 Private Warrants as both further disclosed in Note 9(b) below) convertible into 9,080,000 PTK common stock), automatically became a Company Warrant and all rights with respect to the PTK common stock underlying the PTK Warrants were automatically converted into rights with respect to Company Ordinary Shares and thereupon assumed by the Company, and (b) each PTK common stock issued and outstanding immediately prior to the Merger Agreement Closing was converted automatically into one Company Ordinary Share (for total of 5,867,763 Ordinary Shares including the Ordinary Shares subject to forfeiture). The total proceeds received by the Company as part of the above Transactions totaled to $29.9 million.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL (continued):

In connection therewith, the Company issued to the PTK’s sponsor: (a) 2,875,000 Ordinary Shares; and (b) 6,660,000 warrants, each of which entitles the holder thereof to purchase one half (1/2) of a Company Ordinary Share (the “Private Warrants”, refer also to Note 9(b) below) ((a) and (b) together, the “Sponsor Equity”). The Sponsor Equity is subject to certain terms and conditions, as set forth in the Merger Agreement. 35% of the Valens Ordinary Shares that the PTK sponsor received in respect of its PTK common stock (i.e., 1,006,250 Ordinary Shares), are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement), does not occur at a certain minimum price (the “Forfeiture Shares”). Such Forfeiture Shares are classified as a liability and presented at fair value, although they are considered outstanding shares and are entitled to voting rights and distributions. Please refer in addition to Note 2(x).

Concurrently with the execution of the Merger Agreement, Valens and certain accredited investors, entered into a series of subscription agreements, providing for the purchase by the PIPE (Private Investment in Public Equity) Investors at the Closing Date of an aggregate of 12,500,000 Valens Ordinary Shares at a price per share of $10.00, for gross proceeds to Valens of $125.0 million (collectively, the “PIPE Financing”).

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

In addition, and as part of the Merger Agreement Closing and the PIPE Financing, i) the Company booked within the General and Administrative expenses an amount of approximately $3.4 million, due to options vesting acceleration resulted from the Merger Agreement Closing (refer also to note 11); and ii) the Company recorded the Forfeiture Shares liability of $4.5 million against the Additional Paid In Capital (refer also to note 2(x)).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL (continued):

d.	The breakout of the COVID-19 pandemic in 2020 and the global efforts to manage and control it, disrupted what was considered up until then the normal way of operating businesses, education systems, healthcare, and transportation among others. As a result of the pandemic, authorities around the world implemented unprecedented control measures. Those actions had a worldwide impact, including on the imbalance of the global supply chain, and adoption of hybrid work models. Our workforce and operations, and those of our customers, contract manufacturers, suppliers, and logistics providers, were affected as well.

The Company experienced some disruption to parts of our global semiconductor supply chain, including procuring necessary components and inputs, such as wafers and substrates, in a timely fashion, with suppliers increasing lead times or placing products on allocation. As a result of these supply chain disruptions, we increased customer order lead times. The pandemic resulted in authorities around the world implementing numerous unprecedented measures, such as travel restrictions quarantines, shelter-in-place order, and factory and office shutdowns, which impacted our workforce and operations and those of our customers, suppliers and logistics providers. Existing or new precautionary measures or modifications in our business practices and policies, may negatively impact our business or operations, especially if the spread of COVID-19 (including any variants) resumes. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control and to what extent normal economic and operating conditions resume.

Currently, the macroeconomic environment is uncertain. The Company continues to experience various constraints in its supply chain and may continue to incur some challenges in obtaining certain essential components in a timely manner to meet demand. The Company monitors the implications of the pandemic and macroeconomic environment on its operations and may modify its business practices and policies from time to time. The ability to quantify the impact of the pandemic on the Company’s business remains limited and its effects on the business are unlikely to be fully realized, or reflected in the Company’s financial results, until future periods.

e.	Military Tensions Between Russia and Ukraine

In February 2022, Russian forces launched a military invasion of Ukraine. In response, the United States, the European Union, United Kingdom and other governments have imposed significant economic sanctions on Russia, and Russia has responded with counter-sanctions. The war in Ukraine has disrupted international commerce and the global economy.

Although the Company does not currently operate in Ukraine or Russia and therefore does not experience any impact from the war in Ukraine, the duration and severity of the effects on its business and the global economy are inherently unpredictable. Management will continue to monitor the effects of the war in Ukraine and its potential further impacts on the Company.

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

On an ongoing basis, management evaluates its estimates, including those related to write-down for excess and obsolete inventories, the valuation of stock-based compensation awards, estimated useful lives of fixed assets and forfeiture shares liability. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, balances, income, and expenses are eliminated in the consolidated financial statements.

d.	Functional Currency

The currency of the primary economic environment in which Valens and each of its subsidiaries conducts its operations is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the consolidated statements of income (loss) as part of “financial income (expenses), net”.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks and other short-term, highly liquid investments with original maturities of less than three months at the time of purchase.

f.	Short term deposits

Short-term deposits are bank deposits with maturities over three months and of up to one year. As of December 31, 2022, and 2021, the short-term deposits were denominated in U.S. dollars and NIS (Israeli currency) and bore average interest of 4.2% and 0.6%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

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

The Company’s financial instruments consist of cash, cash equivalents, short-term bank deposits, trade accounts receivable and trade accounts payable as well as Forfeiture Shares liability. Other than the Forfeiture Shares liability (see below), the recorded amounts approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.

The Company’s financial instruments which are considered as a Level 3 measurement are Forfeiture Shares liability (refer also to note 8).

h.	Trade Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not include finance charges. The Company performs ongoing credit evaluation of its customers and generally requires no collateral. The Company assesses the need for allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. There were no write-offs of accounts receivable for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. There is no allowance for doubtful accounts recorded as of December 31, 2022, and 2021, respectively.

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

Property and equipment are stated at cost less accumulated depreciation that is calculated using the straight-line method over the estimated useful lives of the related assets, as follows:

%
Computers and software	33
Electronic and laboratory equipment	15-33
Furniture and office equipment	7
Production equipment	33-50

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

For the years ended December 31, 2022, 2021 and 2020, the Company did not recognize an impairment loss on its long-lived assets.

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

Chinese subsidiary: The Chinese subsidiary liability for severance pay for its local employees is calculated in accordance with the Chinese law. The severance payment is calculated as the product of A x B, where A is the lower of a) most recent monthly salary paid to employees or b) cap of RMB 24,633 (approximately $3,600), and B is the length of employment in the Company (years). The Company does not make deposits in third party funds, hence, records the potential liability within Other long-term liabilities in the balance sheet.

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

The Company applies ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps:

(i)	Identify the contract(s) with a customer;

(ii)	Identify the performance obligations in the contract;

(iii)	Determine the transaction price;

(iv)	Allocate the transaction price to the performance obligations in the contract;

(v)	Recognize revenue when (or as) the performance obligation is satisfied.

The Company uses the following practical expedients that are permitted under ASC 606:

●	The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in sales and marketing expenses.

●	When a contract with a customer includes a material right to acquire future goods or services that are similar to the original goods or services in the contract and are provided in accordance with the terms of the original contract, the Company allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

●	The Company applies the practical expedient of allowing it to disregard the effects of a financing component if the period between when the Company transfers the promised services to the customer and when the customer pays for the services will be one year or less.

The Company generates revenues mainly from selling semiconductor products (chips). Revenues are recognized when the customer (which includes distributors) obtains control over the Company’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

The Company does not grant a right of return, refund, cancelation or termination. From time to time, the Company provides certain distributors with the right to free or discounted goods products in future periods that provides a material right to the customer. In such cases, such right is accounted for as a separate performance obligation. As of December 31, 2022, and 2021, the deferred revenues for such material rights were $0 thousand and $54 thousand, respectively. The amounts of revenues recognized in the period that were included in the opening deferred revenues balance were $54 and $76 thousand for the years ended December 31, 2022, and December 31, 2021, respectively.

The Company generally provides to its customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under the Company’s standard terms and conditions of sale, liability for certain failures of product during a stated warranty period is usually limited to repair or replacement of defective items. To the extent the Company sells extended warranty, the recognition of such revenue is deferred until such warranty is in effect.

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

Internal sales commissions are recorded within sales and marketing expenses. Sales commissions for the years ended December 31, 2022, 2021 and 2020 amounted $615 thousand, $790 thousand and $412 thousand, respectively.

q.	Leases

Lease accounting policy from January 1, 2022, following the adoption of ASC 842:

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (“Topic 842”). The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, Current maturities of operating leases liabilities and Non-current operating leases liabilities in the consolidated balance sheets.

The Company also elected not separating lease components from non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement date. The Company measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 6).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Lease accounting policy until December 31, 2021, prior to the adoption of ASC 842:

The Company leases cars and offices for use in its operations, which are classified as operating leases. Rentals for operating leases are charged to expense using the straight-line method.

r.	Equity investee

Investment in which the Company exercises significant influence, and which is not considered a subsidiary is accounted for using the equity method, whereby the Company recognizes its proportionate share of the investee’s net income or loss after the date of investment, see Note 1c. The equity investee is included within Other assets and totaled to $17 thousand and $17 thousand as of December 31, 2022 and 2021, respectively.

s.	Segment reporting

The chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

1)	Audio-Video: The Company solutions for the Audio-Video market deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable. The products sold into enterprise, Industrial, digital signage, medical, residential, education and VR markets.

2)	Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

t.	Net income (loss) per Ordinary Share

Net income (loss) per Ordinary Share is computed by adjusting net income (loss) by the amount of dividends on redeemable convertible preferred shares, if applicable.

Basic net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted-average number of Ordinary Shares outstanding during the year. Diluted net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted-average number of Ordinary Shares outstanding during the year, while giving effect to all potentially dilutive Ordinary Shares to the extent they are dilutive. Net income (loss) per Ordinary Share is calculated and reported under the “two-class” method. For periods where there is a net loss, no loss is allocated to participating securities (redeemable convertible Preferred Shares) because they have no contractual obligation to share in the losses. Moreover, the Forfeiture Shares are subject to forfeiture if certain conditions are not achieved, for which we examine their occurrence at the end of each reporting period. The Forfeiture Shares are not included in the denominator of diluted earnings per share (EPS) unless the contingency has been met, or would have been met, as of the reporting date. Net income (loss) per Ordinary Share calculations for periods presented prior to the Closing Date have been retrospectively adjusted to reflect the Reverse Stock Split, as discussed in Note 1(c).

The Ordinary Shares issued as a result of the Redeemable Convertible Preferred Shares conversion on the Closing Date were included in the basic net loss per share calculation on a prospective basis.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC 718-10. Under ASC 718-10, stock-based awards, including stock options and Restricted Share Units (“RSUs”), are recorded at fair value as of the grant date and recognized as expense over the employee’s, directors and consultants’ requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. The Company recognizes share-based compensation expense over the requisite service period of the award, net of estimated forfeitures, and revised its estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures.

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

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments in short-term deposits and trade accounts receivable. As of December 31, 2022, and 2021, the Company had cash and cash equivalents totaling $20,024 thousand and $56,791 thousand, respectively, as well as short-term deposits of $128,363 thousand and $117,568 thousand as of December 31, 2022, and 2021, respectively, which are deposited in major Israeli, U.S, Japanese, German and Chinese financial institutions. The Company’s management believes that these financial institutions are financially sound.

The Company extends different levels of credit to customers and does not require collateral deposits. As of December 31, 2022, and 2021, the Company did not have allowances for doubtful accounts.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Income taxes

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

x.	Forfeiture shares

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

y.	Public and Private Warrants

The Company accounts for the warrants in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”. Accordingly, both the Public and the Private Warrants are considered indexed to the entity’s own stock and are classified within equity.

z.	New Accounting Pronouncements

Recently adopted accounting pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which requires lessees to recognize operating and financing lease liabilities (“Lease Liabilities”) and corresponding right-of-use assets (“ROU Assets”) on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

We early adopted this standard along with all subsequent ASU clarifications and improvements that are applicable to us on January 1, 2022, using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. Results and disclosure requirements for reporting periods beginning after January 1, 2022, are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting policies.

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

Upon adoption of ASC 842, the Company recognized operating right-of-use assets of $4.9 million with corresponding operating lease liabilities on its consolidated balance sheet as of January 1, 2022. See Note 6 for further details.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted Topic 740 on January 1, 2022, and the impact was immaterial on the Company’s consolidated balance sheet and the consolidated statements of operations upon adoption.

Recently issued accounting pronouncements, not yet adopted:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. The guidance is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements. The adoption of this guidance will not have a significant impact on the Company’s consolidated financial statements.

NOTE 3 – INVENTORIES:

	December 31
	2022	2021
	U.S. dollars in thousands
Work in process	9,870	4,718
Finished goods	13,946	4,604
	23,816	9,322

Inventories write-downs amounted to $23 thousand, $0 thousand and $73 thousand during the years ended December 31, 2022, 2021 and 2020, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2022	2021
	U.S. dollars in thousands
Cost:
Electronic and laboratory equipment	4,538	4,045
Furniture and office equipment	407	407
Leasehold improvements	657	657
Production equipment	668	308
Computers and software	3,270	2,697
	9,540	8,114
Less: accumulated depreciation	(6,750)	(5,373)
Property and equipment, net	2,790	2,741

Depreciation expenses were $1,377 thousand, $1,099 thousand and $1,093 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, there were no impairments of property and equipment.

NOTE 5 - OTHER CURRENT LIABILITIES:

	December 31
	2022	2021
	U.S. dollars in thousands
Accrued vacation	3,203	3,464
Taxes payable	514	40
Accrued expenses- related party	142	142
Accrued expenses - other	2,262	2,977
	6,121	6,623

NOTE 6 - LEASES:

Leases prior to the adoption of the new lease standard

The Company lease offices under various operating lease agreements. The future minimum lease commitments, excluding renewal option, under operating leases as of December 31, 2021 were as follows (U.S. dollars in thousands):

Year ending December 31,
2022	1,821
2023	348
2024	30
Total	2,199

Operating lease expenses for the years ended December 31, 2021, and 2020 were $2,670 and $2,527 thousand, respectively.

Leases following the adoption of the new lease standard

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LEASES (continued):

Lease agreements:

As of December 31, 2022, the Company has several operating lease agreements for its facilities and vehicles as follows:

Vehicles:

The Company rents motor vehicles for use by some of its employees under operating lease agreements with lease terms of three years. As collateral for the cars’ lease agreements, the Company pays in advance the fee for the last month under the lease agreement.

As of December 31, 2022, the Company is engaged with car lease companies for leasing of over 30 vehicles. The monthly payments for those agreements are approximately $31 thousands.

Offices:

The Company’s corporate headquarters are located in Hod Hasharon, Israel, consisting of approximately 5,500 square meters of facility space under lease that expires in February 2023, with an option to extend the lease period by additional two years until February 28, 2025. The Company concluded that it is reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was included in determining the lease term.

During February 2023, the Company extended the lease by one year until the end of February 2024, and as mentioned above, still has the option to extend it by additional year.

The monthly rent payment is approximately $132 thousands.

The Company has entered into various operating leases for office buildings in other territories. The total monthly rent payment of those leases is approximately $10 thousands.

The table below presents the effects on the amounts relating to the Company’s total lease costs:

Year Ended on December 31, 2022
U.S. dollars in thousands
Operating lease cost:
Fixed Payment	2,252

The table below presents supplemental cash flow information related to operating leases:

Year Ended on December 31, 2022
U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	2,093
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating lease liabilities arising from obtaining operating right-of-use assets, excluding the impact of $4.9 million recognized on initial adoption, refer to note 2(z)	648

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LEASES (continued):

The table below presents supplemental balance sheet information related to operating leases:

December 31, 2022
U.S. dollars in thousands
Operating lease right-of-use assets	3,824
Current maturities of operating leases	1,811
Non-current operating leases	1,624
Total operating lease liabilities	3,435
Weighted average remaining lease term (years)	2.00
Weighted annual average discount rate	13.09%

The table below presents maturities of operating lease liabilities:

December 31, 2022
U.S. dollars in thousands
2023	1,949
2024	1,855
2025	134
Total operating lease payments	3,938
Less: imputed interest	(503)
Present value of lease liabilities	3,435

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties:

In addition to its own intellectual property, the Company also embeds certain off the shelf technologies (Intellectual Property (“IP”)) licensed from third parties in its chip technology. These are typically non-exclusive contracts provided under royalty-accruing and/or paid-up licenses. Once deployed in the Company’s products, such licenses for commercial use are generally perpetual.

Royalty arrangements with certain vendors are vary between 0.5%-3.5% of net revenues per chip plus additional royalties of up to $0.1 per chip.

The royalties’ expenses totaled to $903 thousand, $844 thousand and $711 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. The royalties were recorded as part of cost of revenues.

b.	The Israel Innovation Authority (formerly known as “Office of Chief Scientist”)

Until 2016, the Company received grants from the Israel Innovation authority (“IIA”) for participation in research and development costs of the Company’s. The IIA grants were recognized when grants were received and presented as a deduction from research and development expenses. The Company repaid the IIA all its liability for the received grant.

While the Company has no outstanding obligation to the IIA, the Company is still subject to the provisions of the Research and Development law in Israel.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

c.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of December 31, 2022, and 2021, the total value of open purchase orders for such manufacturing contractors was approximately $19,418 thousand and $50,591 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company products as well as certain agreement for the license of development tools used by the development team. As of December 31, 2022, and 2021, the total value of non-paid amounts related to such agreements totaled $2,783 thousand and $6,563 thousand, respectively.

d.	Legal proceedings

As of December 31, 2022, and 2021, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

e.	Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications (especially with respect to confidentiality with third party related to IP) may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnifications. As of December 31, 2022, and 2021 the Company has no liabilities recorded for these agreements.

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

The Company performed a Monte-Carlo simulation to calculate the fair value. As of the Closing Date, the fair value was $4,485 using the following assumptions: stock price of $7.4, expected term of 3-4 years, expected volatility of 47.74%-50.31% and risk-free interest rate of return of 0.53%-0.76%.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

	December 31, 2022	December 31, 2021
Stock price	5.37	7.7
Expected term (years)	1.75-2.75	2.75-3.75
Expected volatility	51.37%-53.53%	48.77%-48.92%
Risk-free interest rate	4.27%-4.49%	0.91%-1.08%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FORFEITURE SHARES (continued):

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Year Ended December 31, 2022	Year Ended December 31, 2021
	U.S. dollars in thousands
Balance at beginning of year	4,658	-
Issuance of Forfeiture Shares	-	4,485
Changes in fair value	(2,907)	173
Balance at end of year	1,751	4,658

NOTE 9 - SHAREHOLDERS EQUITY

a.	Ordinary Shares confer to holders the right to receive notice to participate and vote in the general meetings of the Company, to appoint directors and the right to receive dividends if declared.

b.	Warrants: Following the Merger Agreement Closing, each warrant of PTK entitled the holder to purchase one-half share of PTK common stock per warrant at a price of $11.50 per whole share (each, a “PTK warrant”), outstanding immediately prior to the Closing Date was assumed by Valens and became a Valens warrant entitling the holder to purchase one-half share of Valens Ordinary Shares, with the number of Valens Ordinary Shares underlying the Valens warrants.

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

Private Warrants: Each of the 6,660,000 Private Warrants convertible into 3,330,000 Ordinary Shares of the Company, will not be redeemable by The Company, regardless of the holder’s identity. The holders have the option to exercise the Private Warrants on a cashless basis at any time into Valens ordinary shares. Except as described above, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

Both the Public Warrants and Private Warrants, are publicly-traded as of the Closing Date.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - STOCK-BASED COMPENSATION:

In September 2021, the Company adopted the “Valens Semiconductor Ltd. 2021 Share Incentive Plan”.

The Company’s stock options have a term of 7-10 years from grant date unless extended by the Board of Directors. The granted options generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters.

The granted RSUs generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters.

The Company started to grant RSUs as of December 2021.

During 2021, the Company added 8,370,000 Ordinary Shares to the Ordinary Shares pool reserved for issuance (2,318,860 in 2020). As of December 31, 2022, and 2021, the number of ordinary shares included in the Company’s stock incentive plans totaled to 28,383,788 and 28,383,788, respectively.

Stock Options

On September 30, 2021, the vesting of 814,272 options of one of the Company’s executives were accelerated. The Company expensed $3,396 thousand in the general and administrative expenses due to such vesting acceleration.

1,439,160 out of the outstanding options that have not yet vested as of December 31, 2022, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of December 31, 2022, the unrecognized compensation costs related to those unvested stock options are $4,284 thousand, which are expected to be recognized over a weighted-average period of 1.43 years.

The following is a summary of the status of the Company’s share option plan as of December 31, 2022, as well as changes during the year:

	December 31, 2022
	Number of Options	Weighted-Average Exercise price
Options outstanding at the beginning of the year	15,449,513	$0.73
Granted during the year	239,610	$6.28
Exercised during the year	(1,635,347)	$0.50
Forfeited during the year	(105,627)	$0.86
Outstanding at the end of the year	13,948,149	$0.85
Options exercisable at year-end	11,649,042	$0.77

The following table summarizes information about share options outstanding as of December 31, 2022:

Outstanding as of December 31, 2022					Exercisable as of December 31, 2022
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	13,662,376	5.42	$0.74	63,194	11,535,649	5.03	$0.74	53,603
$1.87	5,963	8.03	$1.87	21	2,608	8.03	$1.87	9
$2.10	33,126	1.69	$2.10	108	33,126	1.69	$2.10	108
$5.36	140,000	6.50	$5.36	1	-	-	-	-
$7.58	99,610	6.04	$7.58	-	74,711	6.04	$7.58	-
$9.07	7,074	5.96	$9.07	-	2,948	5.96	$9.07	-

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - STOCK-BASED COMPENSATION (continued):

The following assumptions were used for options granted during the year in order to estimate the fair value of stock-based compensation awards:

	2022	2021
Expected term	6-10	6-10
Expected volatility	46.71%-47.71%	46.71%-50.7%
Expected dividend rate	0%	0%
Risk-free rate	1.31%-3.00%	0.61%-1.74%

During 2022, 2021 and 2020, 239,610, 321,777 and 3,347,705 options respectively, were granted to several related parties (please refer to Note 15 regarding Related Parties).

As of December 31, 2022, the unrecognized compensation costs related to unvested stock options totaled to $8,116 thousand, which are expected to be expensed over a weighted-average period of 1.89 years.

The following table presents the classification of the stock options expenses for the periods indicated:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Cost of revenue	233	158	178
Research and development	1,766	1,684	1,267
Selling, general and administrative	4,161	7,981	3,884
Total stock-based compensation -Stock Options	6,160	9,823	5,329

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of December 31, 2022, as well as changes during the year:

	December 31, 2022
	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	133,384	$7.89
Granted during the year	3,996,976	$6.07
Vested during the year	(118,514)	$7.06
Forfeited during the year	(232,130)	$6.43
Outstanding at the end of the year	3,779,716	$6.08

As of December 31, 2022, the unrecognized compensation cost related to unvested RSUs totaled to approximately $16,516 thousand and is expected to be expensed over a weighted-average recognition period of approximately 3.08 years.

During 2022, 2021 and 2020, 515,103, 7,398 and 0 RSU’s, respectively, were granted to several related parties (please refer to Note 15 regarding Related Parties).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - STOCK-BASED COMPENSATION (continued):

The following table presents the classification of RSU’s expenses for the periods indicated:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Cost of revenue	317	6	-
Research and development	3,034	22	-
Selling, general and administrative	2,578	18	-
Total stock-based compensation-RSUs	5,929	46	-

NOTE 11 - FINANCIAL INCOME (EXPENSES), NET:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Foreign currency exchange differences	(4,377)	1,295	2,592
Issuance costs attributed to Forfeiture Shares	-	(473)	-
Interest income on short-term deposits	2,298	311	849
Change in fair value of Warrants liability	-	-	(109)
Other	309	(31)	(32)
Total financial income (expenses), net	(1,770)	1,102	3,300

NOTE 12 - NET INCOME (LOSS) PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the periods indicated. Net income (loss) per ordinary share calculations for all periods presented have been retrospectively adjusted to reflect the Reverse Stock Split, as discussed in Note 1(c).

	Year Ended December 31
	2022	2021 (*)	2020
	U.S. dollars in thousands
Basic net loss per Ordinary Share
Numerator:
Net loss from continuing operations	(27,667)	(26,534)	(19,635)
Dividend on Series E Redeemable Preferred	-	(2,710)	(3,428)
Dividend on Series D Redeemable Preferred	-	(4,023)	(5,090)
Dividend on Series C Redeemable Preferred	-	(1,426)	(1,805)
Dividend on Series B-2 Redeemable Preferred	-	(985)	(1,245)
Dividend on Series B-1 Redeemable Preferred	-	(394)	(498)
Dividend on Series A Redeemable Preferred	-	(1,792)	(2,264)
Numerator for basic and diluted net loss per common share net loss attributable to common stockholders	(27,667)	(37,864)	(33,965)

Denominator:
Denominator for basic and dilutive net loss per common share- adjusted weighted-average share	97,820,782	33,031,205	10,448,218

Basic and dilutive net loss per common share	(0.28)	(1.15)	(3.25)

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - NET INCOME (LOSS) PER ORDINARY SHARE (continued):

(*) Pursuant to the Merger Agreement Closing, all the Company’s Preferred Shares were converted on a one-to-one basis into Company’s Ordinary Shares; The Company’s Articles of Association that was in effect prior the Merger Agreement Closing, stated that the Preferred Shares were entitled to dividend preference, according to which, upon declaration of dividend by the Company’s Board of Directors, such Preferred Shares shall be entitled to cumulative dividends as of their applicable issuance at an annual rate of 7% of the applicable Original Issue Price (compounded annually). Dividend on Redeemable Preferred Shares referred to the period that started on January 1, 2021 and ended on September 29, 2021 (Closing Date, refer to note 1(c)).

The following weighted-average Ordinary Shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been antidilutive:

	2022	2021	2020
Options	14,913,114	16,028,893	15,257,902
Restricted Stock Units	3,270,669	-	-
Warrants liability	-	41,351	161,808
Private Warrants	3,330,000	1,683,500	-
Public Warrants	5,750,000	2,906,944	-
Forfeiture Shares	1,006,250	508,715	-
Redeemable Convertible Preferred A shares	-	24,584,645	32,901,384
Redeemable Convertible Preferred B-1 shares	-	7,524,342	9,957,400
Redeemable Convertible Preferred B-2 shares	-	13,950,841	18,670,270
Redeemable Convertible Preferred C shares	-	7,042,522	9,424,938
Redeemable Convertible Preferred D shares	-	14,431,585	19,313,646
Redeemable Convertible Preferred E shares	-	8,279,726	11,080,674

The number of Redeemable Convertible Preferred Shares and warrants liability have not been retrospectively adjusted to reflect the Reverse Stock Split in these consolidated financial statements as a result of the conversion to Ordinary Shares occurring simultaneously with the Reverse Stock Split.

NOTE 13 - INCOME TAXES:

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

In 2022, 2021 and 2020, Valens is at a losses position and therefore has no corporate tax liability. As of December 31, 2022, 2021 and 2020, Valens has a carry forward loss of approximately $73 million, $88 million and $85 million, respectively. Such carry forward loss has no expiration date. Valens is taxed in the New Israeli Shekel (“NIS”), which is different from its functional currency (U.S. Dollar). The change in the Company’s NOLs for tax purposes is partly resulted by such rate differences.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAXES (continued):

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%.

With respect to Valens Semiconductor Inc., is also subject to state taxes at the following rates: 8.84% in California and 0.75% in Texas.

As of December 31, 2022, Valens Merger Sub, Inc. (formerly PTK) has a carry forward loss of approximately $5 million and is subject to state taxes at a rate of 8.84% in California. Such carry forward loss is subject to the 382 limitation and has no expiration date.

Japan

The effective principal corporate tax rate applicable to the Japanese subsidiary is 36%.

Germany

The effective principal corporate tax rate applicable to the German subsidiary is 30%.

China

The effective principal corporate tax rate applicable to the Chinese subsidiary for is 5%.

b.	Income (loss) Before Income Taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Domestic (Israel)	(27,959)	(26,549)	(19,935)
Foreign	727	412	447
Loss before income taxes	(27,232)	(26,137)	(19,488)

c.	Income tax expenses consisted of the following for the periods indicated:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Domestic (Israel)	360	306	97
Foreign	91	101	67
Income tax expenses	451	407	164

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAXES (continued):

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2022, 2021 and 2020 were comprised of the following:

	December 31
	2022	2021	2020
	U.S. dollars in thousands
Current:
Domestic	360	306	97
Foreign	91	101	67
Total	451	407	164
Deferred:
Domestic	-	-	-
Foreign	-	-	-
Total	-	-	-
Income tax expenses	451	407	164

A reconciliation our theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2022	2021	2020
	U.S. dollars in thousands
Loss before taxes on income and before Equity in earnings of investee	(27,232)	(26,137)	(19,488)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(6,263)	(6,011)	(4,482)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	(3)	1	4
Operating losses and other temporary differences for which valuation allowance was provided	5,505	3,773	3,224
Permanent differences	852	2,338	1,321
Tax prepayment and other	360	306	97
Actual taxes on income	451	407	164

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAXES (continued):

e.	Deferred Tax Assets and Liabilities:

The components of the Company’s deferred tax assets and liabilities as of December 31, 2022, and 2021 were as follows:

	December 31
	2022	2021
	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	17,670	21,221
Research and development	10,861	7,526
Issuance costs	1,009	2,338
Employee and payroll accrued expenses	700	763
Operating lease liabilities	742	-
Share-based compensation	1,364	-
Other	38	44
Total deferred tax assets	32,384	31,892
Deferred tax liabilities:
Operating lease right-of-use assets	832	-
Total deferred tax liabilities	832	-
Total deferred tax assets, net	31,552	31,892
Less valuation allowance for deferred tax assets	(31,552)	(31,892)
Deferred tax assets	-	-

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

As of December 31, 2022, and 2021, the Company has recorded a full valuation allowance of $(31,552) and $(31,892) thousand with regard to its deferred taxes (which is mainly tax loss carryforwards) generated in Israel, respectively.

The change in valuation allowance for the years ended December 31, 2022, 2021 and 2020 was $340 thousand, $(9,595) thousand and $(4,500) thousand, respectively.

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

The Israeli entity’s’ income tax assessments are considered final through 2017.

The US subsidiary’s income tax assessments are considered final through 2017.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14- SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

	Year Ended December 31, 2022
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	74,540	16,175	90,715
Gross profit	58,425	4,965	63,390
Research and development expenses	20,901	37,306	58,207
Sales and marketing expenses	7,290	9,669	16,959
General and administrative expenses	8,259	8,334	16,593
Segment operating profit (loss)	21,975	(50,344)	(28,369)
Change in fair value of Forfeiture Shares			2,907
Financial income, net			(1,770)
Loss before taxes on income			(27,232)

Depreciation expenses	641	736	1,377

	Year Ended December 31, 2021
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	62,801	7,883	70,684
Gross profit	48,909	1,670	50,579
Research and development expenses	14,054	32,821	46,875
Sales and marketing expenses	6,944	7,270	14,214
General and administrative expenses	8,322	8,234	16,556
Segment operating profit (loss)	19,589	(46,655)	(27,066)
Change in fair value of Forfeiture Shares			(173)
Financial income, net			1,102
Loss before taxes on income			(26,137)

Depreciation expenses	371	728	1,099

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14- SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year Ended December 31, 2020
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	54,843	2,067	56,910
Gross profit (loss)	43,609	(131)	43,478
Research and development expenses	13,116	31,609	44,725
Sales and marketing expenses	6,625	7,032	13,657
General and administrative expenses	4,064	3,820	7,884
Segment operating profit (loss)	19,804	(42,592)	(22,788)
Financial income, net			3,300
Loss before taxes on income			(19,488)

Depreciation expenses	419	674	1,093

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Israel	2,803	1,670	1,028
China	9,609	15,574	11,989
Hong Kong	15,157	13,964	9,780
United States	17,494	10,842	7,969
Mexico	4,443	2,381	7,708
Japan	9,238	7,669	6,802
Hungary	11,205	5,978	1,424
Other	20,766	12,606	10,210
	90,715	70,684	56,910

c.	Supplemental data - Major Customers:

The following table summarizes the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	December 31
	2022	2021
Accounts Receivable	U.S. dollars in thousands
Customer A	9%	16%
Customer B	10%	12%
Customer C	26%	20%
Customer D	16%	0%

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Revenues
Customer A	7%	9%	10%
Customer C	12%	10%	17%
Customer E	10%	11%	12%
Customer F	10%	6%	6%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14- SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

d.	Long-lived assets by Geography:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Domestic (Israel)	5,827	2,259	1,543
Taiwan	184	199	344
China	225	210	312
USA	217	73	151
Singapore	124	-	-
Other	37	-	3
	6,614	2,741	2,353

NOTE 15 - RELATED PARTY TRANSACTIONS:

a.	During the years ended December 31, 2022, 2021 and 2020, the Company granted 239,610, 321,777 and 3,347,705 options, respectively, at a weighted average exercise price of $6.28, $1.04 and $0.86 respectively to several executive officers, and Board members of the Company. In addition, during the years ended December 31, 2022, and 2021, the Company granted 515,103 and 7,398 RSUs respectively to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the year ended December 31, 2022, is $362 thousand, which is expected to be recognized over a 3-4-years vesting period, and the fair value of the RSUs is $2,603 thousand, which is expected to be recognized over a 1-4-years vesting period.

b.	During the years ended as of December 31, 2022, and 2021, the Company paid to certain Board members of the Company (non-employee directors), a total amount of $401 thousand and $172 thousand, respectively.

c.	The Company’s Amended and Restated Articles of Association permit it to exculpate, indemnify and insure certain of its executive officers and Board members of the Company (as such term is defined under the Israeli Companies Law) to the fullest extent permitted by the Companies Law. The Company entered into agreements with certain executive officers and Board members of the Company, exculpating them from a breach of their duty of care to the Company to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

d.	In February 2020, the Company changed the employment terms of one of its executives, who is also a member of the Board of directors of the Company, into a fixed term employment of 5 years, ending in January 2025.

e.	On September 30, 2021, the vesting of 814,272 options of one of the Company’s executives were accelerated. The Company expensed $3,396 thousand in the general and administrative expenses due to such vesting acceleration.

f.	In respect of the execution of the Merger Agreement Closing and the listing as a public Company in the NYSE, certain of the Company’s executives received cash bonus in the amount of $1,545 thousand, which was expensed in the general and administrative expenses.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - RELATED PARTY TRANSACTIONS (continued):

g.	As of December 31, 2022, and 2021, the Company accrued $532 and $179 respectively, for bonus payments to several executive officers.

h.	As of December 31, 2022, and 2021, the Company accrued $142 for services provided to PTK by its Sponsor in connection with the Merger.

NOTE 16 – SUBSEQUENT EVENTS

On January 1, 2023, the Company added 2,282,424 Ordinary Shares to the Ordinary Shares pool reserved for issuance under the Company’s 2021 Share Incentive Plan.