Form 20-F
period 2023-12-31
Valens Semiconductor Ltd.
filed 2024-02-28
CIK 1863006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
Guy Nathanzon
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

As of December 31, 2023, the issuer had 104,160,646 ordinary shares, no par value, outstanding and 18,160,000 warrants to purchase ordinary shares, no par value.

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

Our fiscal year ends on December 31 of each year. References to “fiscal year 2021” and “2021” are references to the fiscal year ended December 31, 2021, references to “fiscal year 2022” and “2022” are references to the fiscal year ended December 31, 2022, and references to “fiscal year 2023” and “2023” are references to the fiscal year ended December 31, 2023.

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

MARKET INFORMATION

This Annual Report contains industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industries and markets through its experience and participation in these markets.

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

A. [Reserved]

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

D. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

●	The cyclicality of the semiconductor industry;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully with competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers and/or suppliers;

●	Any difficulty selling Valens’ products if customers do not design our products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Any difficulty adequately obtaining, maintaining, protecting, defending or enforcing Valens’ intellectual property (IP) rights or commercializing our products without infringing, misappropriating or otherwise violating the IP rights of others; and

●	Cyberattacks or other disruptions to or breaches of Valens’ information technology, systems or networks.

Risks Related to Our Business and Industry

The semiconductor industry is highly cyclical.

The semiconductor industry is highly cyclical and is characterized by short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. Cyclical downturns can result from a variety of market forces including constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and extensive fluctuations in product supply and demand. If we expand our operations and workforce too rapidly or procure excessive resources in anticipation of increased demand for our products, and that demand does not materialize at the pace at which we expect, or declines, or if we overbuild inventory in a period of decreased demand, our operating results may be adversely affected as a result of increased operating expenses, reduced margins, underutilization of capacity or asset impairment charges.

The semiconductor industry has experienced downturns in the past, in some ways is experiencing them now and may experience such downturns in the future. For example, the industry experienced a significant downtown related to the global recession in 2008, and further experienced a downturn from 2019 to 2021, followed by an upturn in 2022 and then another downturn in 2023. Rising inflation and interest rates during the first half of 2023 caused buyers to take a more cautious approach which in turn led to much slower inventory digestion. Downturn periods are characterized by diminished product demand, production overcapacity, high inventory levels, accelerated erosion of average selling prices, weakness in demand in certain markets, supply chain capacity and pricing challenges for semiconductors across applications and excess inventory.

Recent downturns have directly impacted our business, as has been the case with many other companies, suppliers, distributors and customers in the semiconductor industry and other industries around the world, and any prolonged or significant future downturns in the semiconductor industry could have a material adverse effect on our business, financial condition, and results of operations.

Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to procure adequate capacity within our semiconductor supply chains, resources and raw materials, some of which are single-sourced or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products. Shortage periods are often characterized with extended lead times from suppliers as well as cost increases for certain raw materials that are in short supply, which may impact our revenues, gross margins and our ability to obtain future design wins, while potentially increasing order cancellations. If the availability of those materials and supplies is interrupted, we may not be able to find suitable replacements and, as a result, our business, financial condition and results of operations could be materially and adversely affected. In addition, we may not be able to expand our workforce and operations in a sufficiently timely manner or respond effectively to changes in demand for our existing products or to demand for new products requested by our customers.

Due to the cyclic nature of the semiconductor industry, our business and certain of the end markets we serve are also subject to rapid technological changes and material fluctuations in demand based on end-user preferences. There can be no assurance (i) that products stocked in our inventory will not be rendered obsolete before we ship them, or (ii) that we will be able to design, develop and produce products in a timely fashion to accommodate changing customer demand.

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

political, legal and economic changes, crises or instability and civil unrest in markets in which we do business, such as potential macroeconomic weakness related to trade and political disputes between the United States and China, changes in China-Taiwan relations that may adversely affect our operations in Taiwan, our customers, and the technology industry supply chain since, as of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at Taiwan Semiconductor Manufacturing Company (“TSMC”); The complex relationships among China, Taiwan, and the United States, might lead to trade disputes affecting the semiconductor industry, which is already subject to regulatory constraints and license requirements. The geopolitical tensions might lead to additional sanctions, or regulatory constraints that the U.S. government may impose. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis, and flooding, all of which may influence the local and global economy and have an adverse effect on our business in these markets and in general.

●	geopolitical events, such as the ongoing conflict between Russia and Ukraine, or any other threat of war or terrorist actions;

●	compliance requirements of U.S. customs and export regulations, including the Export Administration Regulations;

●	currency conversion risks and exchange rate and interest rate fluctuations, including the current increasing interest rate environment;

●	currency conversion risks and exchange rate and interest rate fluctuations, including the current increasing interest rate environment;

●	instability of global credit and financial markets due to adverse macroeconomic conditions such as rising inflation, increasing interest rates and slower economic growth or recession that could, among other impacts, affect our ability to access external financing sources on acceptable terms or lead to financial difficulties or uncertainty of our customers, suppliers and distributors exposing us to late payments, cancelled orders and inventory challenges, among others;

●	trade policy, commercial, travel, export or taxation disputes or restrictions, import or export tariffs, changes to export classifications or other restrictions imposed by the U.S. government or by the governments of the countries in which we do business, particularly in China;

●	complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax regulations, price protection, competition practices, export control regulations and restrictions, customs and tax requirements, immigration, anti-boycott regulations, privacy, data protection and information security, sustainability and climate-related regulations, intellectual property, anti-corruption and environmental compliance, including the Foreign Corrupt Practices Act;

●	economic disruption from terrorism and threats of terrorism and the response to them by the U.S. and its allies;

●	natural disasters or public health emergencies, such as the COVID-19 pandemic;

●	fluctuations in raw material costs and energy costs due to general market factors and conditions such as inflation and supply chain constraints;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks; and

●	greater difficulty in accounts receivable collections and longer collection periods.

Weaknesses in the global economy and financial markets and any adverse changes in general domestic and global economic conditions that may occur in the future, including any recession, economic slowdown or disruption of credit markets, may also lead to lower demand for products that incorporate our solutions, particularly in the automotive and audio-video markets. A decline in end-user demand can affect our customers’ demand for our products, as well as their ability to build new products, obtain credit and otherwise meet their payment obligations. Our net sales, financial condition and results of operations could be negatively affected by such actions. Volatile and/or uncertain economic conditions can adversely impact sales, gross margin and profitability and make it difficult for us to accurately forecast and plan our future business activities. To the extent we incorrectly plan for favorable economic conditions that do not materialize or take longer to materialize than expected, we may face oversupply of our products relative to customer demand.

Conversely, if we overestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which could result in losses. To the extent that our sales, profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business, financial condition and results of operations may be materially and adversely affected. In addition, any disruption in the credit markets could impede our access to capital, which could be further adversely affected if we are unable to obtain or maintain favorable credit ratings. If we have limited access to additional financing sources, we may be required to defer capital expenditure or seek other sources of liquidity, which may not be available to us on acceptable terms or at all.

Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials we need to manufacture our products. All of these factors relate to global economic conditions, which are beyond our control, and could adversely impact our business, financial condition, results of operations and liquidity.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flow.

Our ability to make, transport and sell products in coordination with our suppliers, customers, distributors and third-party manufacturers or other subcontractors is critical to our success. Damage or disruption to our supply, manufacturing, supply chain or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, disease, fire, explosion, cyber-attacks or other disruptions to or breaches of our information technology, systems or networks, terrorism, pandemics, epidemics or other outbreaks of infectious disease, strikes, civil unrest, repairs or enhancements at facilities manufacturing or distribution of our products or other reasons could impair our ability to manufacture, sell our products, and to deliver products to our customers on a timely basis or at all. Global climate change may result in certain natural disasters occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, and flooding, and could disrupt the availability of water necessary for the operation of our fabrication facilities located in semi-arid regions. The long-term effects of climate change on the global economy and the semiconductor industry in particular are unclear but could be severe.

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

Other companies in our industry may be affected differently by natural disasters or other disruptions depending on the location of their suppliers, operations, and customers. In addition, many of our competitors are larger companies with more substantial financial and other resources and, as a result, may be better able to plan for, withstand or otherwise mitigate the effects of any such disruption. While we may take steps to plan for or address the occurrence of any such event, we cannot guarantee that we will be successful. If we fail to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, it could adversely affect our business, financial condition, results of operations and cash flows and/or require additional resources to restore our supply chain.

Any downturn in the audio-video or automotive markets could significantly harm our financial results.

Approximately 68% and 32% of our total net sales in fiscal year 2023 and 82% and 18% of our total net sales in fiscal year 2022 were generated by our audio-video and automotive products, respectively. The global economic uncertainty in recent years have impacted demand in many global markets exposing us to the risks associated with such markets as follows:

●	Audio-Video market: following the negative impact from the COVID-19 pandemic on some of our audio-video customers’ demand in 2021, 2022 was characterized by an increase in demand for high-speed connectivity products driven by a need for products and infrastructure to support trends that emerged from the impact of the COVID-19 pandemic such as working from home, hybrid work models, hybrid education models and remote healthcare. In 2023, the global economy witnessed a slowdown with the rise of inflation and interest rates, which in turn contributed to a decrease in demand for our audio video products. The continuation of deteriorated growth trends may continue to have a negative effect on the demand for our audio video products, as well as digestion of inventory, and could delay plans of our customers to introduce new products into which our products are designed.

●	Automotive market: automotive sales generally correlate with global economic conditions, such as increased inflation rate and the rise of interest rates, which may affect consumer spending. A downturn in the automotive market could delay automakers’ plans to introduce new vehicles with new features, as well as decrease manufacturing of existing car models, which would negatively impact the demand for our products and our ability to grow our business. Such potential developments could have a material adverse effect on our business, financial condition, and results of operations, as well as our ability to execute our growth strategy.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product life cycles (in certain cases), significant price erosion and evolving standards. Our ability to compete in this industry depends on many factors, including general economic and industry market conditions, our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner, as well as on our competitors’ performance.

The success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction in our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Given the long development cycle of semiconductor products, commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially. Since our principal research and development activities are conducted in Israel, the geopolitical and security circumstances in Israel may influence such activities, as we have witnessed towards the end of 2023. The terrorist attack on Israel launched by Hamas on October 7th, resulted in some of our workforce shifting temporarily to remote work, and some of our workforce called for military reserve duty. Although this did not have a significant impact on our planned schedule, as employees stepped up covering for their colleagues, any continuation of such conditions may cause delays in our introduction of new technologies to the market in a timely manner, which, in turn, could adversely affect our business.

Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could lead to a changing competitive landscape, which could negatively impact our competitive position and market share, could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total product costs in line with these declining revenues. If any of these risks materialize, they could have a material adverse effect on our business, financial condition, and results of operations.

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

Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities and consequently our costs may increase, which could also impact our gross margins. Our gross margin could also be impacted by increased cost (including those caused by tariffs), loss of cost savings or dilution of savings due to changes in charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorates as well as excess inventory and inventory storage and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which are incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may, from time to time, become restricted, or general market factors and conditions may affect pricing of such commodities. For example, supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity and fab constraints as we have experienced in past years, have resulted in increased lead times, and overall increased costs. For other industry players they have resulted in an inability to meet demand, which can also happen to us. Any increase in the price of components used in our products or difficulties in meeting the demand may adversely affect our gross margins.

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

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Some of our customers may cancel or defer purchase orders on short notice without incurring a significant penalty. Due to their inability to predict demand or other reasons, some of our customers may accumulate excess inventories and, as a consequence, defer purchases of our products.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on outsourced contract manufacturing, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of the commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. Anticipating future demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management. In addition, as an increasing number of our chips are being incorporated into consumer products, we anticipate greater fluctuations in demand for our products, which makes it more difficult to forecast customer demand. Occasionally, our customers may require rapid increases in production, which can challenge our resources. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused, and may in the future, cause our customers to significantly reduce the solutions or the number of products ordered from us. Because many of our sales, research and development, and manufacturing expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

In addition, we base many of our operating decisions, and enter long-term purchase commitments, on the basis of anticipated net sales trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases, we are required to recognize a charge representing the amount of material purchased or ordered which exceeds our actual requirements. These non-cancelable purchase commitments could reduce our ability to adjust our inventory to address declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges, which would reduce our gross margin and adversely affect our financial results. If net sales in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventories or non-cancelable purchase commitments. Conversely, if we underestimate customer demand or otherwise lack the required manufacturing capacity, we may miss revenue opportunities and potentially lose market share. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

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

Approximately 36% of our revenues 2023 and 32% of our 2022 revenues were generated by our top three customers in each of those periods that purchase products from us based on short term purchase orders that reflect the demand they have from their end customers. We cannot guarantee that we will be able to generate similar levels of revenues from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

Our customers’ continued success will depend in large part on growth within the markets for our automotive and audio-video solutions and products and their success within such markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

●	the effects of catastrophic and other disruptive events at our customers’ offices or facilities including, but not limited to, natural disasters, telecommunications failures, cyber-attacks or other disruptions to or breaches of our customers’ information technology, systems or networks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, including the COVID-19 pandemic, breaches of security or loss of critical data;

●	increased costs associated with potential disruptions to our customers’ supply chain and other manufacturing and production operations, including due to shortages in raw materials, increases in raw materials, transport and other commodities’ prices, among others, due to geopolitical tensions and fluctuations in oil prices;

●	the deterioration of our customers’ financial condition;

●	changes in geographic, product or customer mix;

●	delays and project cancellations as a result of design flaws in the products developed by our customers; the inability of customers to dedicate the resources necessary to promote and commercialize their products;

●	the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

●	the failure of our customers to anticipate their customers’ needs and the failure of our customers’ products to achieve market success and gain broad market acceptance.

Any slowdown in the growth of these end markets could adversely affect our financial results.

We will have difficulty selling our products if customers do not design our products into their product offerings.

Our products are not sold directly to the end-users but are components of other products. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on our customers to select our products from among alternative offerings to be designed into the products they sell. If they do not include our products in their designs, we will have difficulty selling our products. Even after a customer designs our products into the products it sells, the customer is not obligated to purchase our products, nor can we guarantee that the customer is not using competitive products. In addition, the customer can choose at any time to reduce or discontinue their use of our products, for example, if its own products are not commercially successful, or for any other reason. In addition, we often incur significant expenditures on the development of a new product without any assurance that our product will be designed into our customers’ products. Once a customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Our customers may not continue to design our products into their products, or we might not be able to convert any such design into actual sales, either of which could materially and adversely affect our results of operations.

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

Our quarterly net sales and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, we may fail to meet the expectations of securities analysts and investors, which could cause our share price to decline.

We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly net sales and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our customers provide us with rolling forecasts of their future requirements for our products, a significant percentage of our net sales in each fiscal quarter is dependent on sales that are booked and shipped during that fiscal quarter and are typically attributable to a large number of orders from diverse customers and markets. As a result, accurately forecasting our operating results in any fiscal quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, they may change their recommendations, or the target price of our share and our share price may decline.

Additional factors that can contribute to fluctuations in our operating results include:

●	the rescheduling, increase, reduction or cancellation of significant customer orders;

●	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

●	the timing and amount of research and development and sales and marketing expenditures;

●	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

●	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

●	our ability to anticipate changing customer product requirements;

●	our gain or loss of one or more key customers;

●	the availability, cost and quality of materials and components that we purchase from third-party vendors and any problems or delays in the manufacturing, testing or delivery of our products;

●	the availability of production capacity at our third-party facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

●	supply constraints for and changes in the cost of the other components incorporated into our customers’ products;

●	our ability to reduce the manufacturing costs of our products;

●	fluctuations in manufacturing yields;

●	the changes in our product mix or customer mix;

●	the timing of expenses related to the acquisition of technologies or businesses;

●	product rates of return or price concessions in excess of those expected or forecasted;

●	the emergence of new industry standards;

●	product obsolescence;

●	unexpected inventory write-downs or write-offs;

●	costs associated with litigation over intellectual property rights and other litigation;

●	the length and unpredictability of the purchasing and budgeting cycles of our customers;

●	loss of key personnel or the inability to attract qualified engineers;

●	the quality of our products and any remediation costs;

●	adverse changes in economic conditions in various geographic areas where we or our customers do business;

●	the general industry conditions and seasonal patterns in our target end markets, particularly the automotive market and the audio-video market;

●	other conditions affecting the timing of customer orders or our ability to fill orders of customers subject to export control or economic sanctions;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks; and

●	geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenues for a number of reasons. For example, open backlogs at the beginning of each quarter are typically lower than expected net sales for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our net sales objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements may include provisions that allow them to delay scheduled delivery dates and/or cancel orders within specified timeframes without a significant penalty. In addition, we maintain an infrastructure of facilities and human resources in several locations around the world and have a limited ability to reduce the expenses required to maintain such infrastructure. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted net sales or changes in levels of our customers’ forecasted demand could materially and adversely impact our business, financial condition, and results of operations. Due to our limited ability to reduce expenses, in the event our revenues decline, or our forecasted net sales do not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. As a result of these factors, our operating results may vary significantly from quarter to quarter.

Accordingly, we believe that period-to-period comparisons of our results of operations should not solely be relied upon as indications of future performance. Any shortfall in net sales or net income from any previous quarter or from levels expected by the investment community could cause a decline in the trading price of our share.

We depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

One of our business strategies is to participate in and win competitive technology selection processes to develop products for use in our customers’ equipment and products. These selection processes are typically lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenues. The incurrence of such significant expenditures, failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure in a particular selection process could prevent access to such an automotive customer for several years. Our failure to win a sufficient number of design wins could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if our solution is selected, it can take a long period, of months and even years, before the selecting customer will commence the volume production of components or systems that incorporate our products, which means that the sales and meaningful revenues therefrom may be delayed.

Even if we succeed in winning selection processes for our products, we may not generate timely or sufficient net sales or margins from those wins and our financial results could suffer.

After incurring significant design and development expenditures, a substantial period of time generally elapses before we generate meaningful net sales relating to such a product, if at all, particularly with respect to the automotive industry. The reasons for this delay include, among other things, the following:

●	changing customer requirements, including product and quality related requirements, resulting in an extended development cycle for the product;

●	delay in the ramp-up of volume production of the customer’s products into which our solutions are designed;

●	delay or cancellation of the customer’s product development plans;

●	competitive pressures to reduce our selling price for the product;

●	the discovery of design flaws, defects, errors or bugs in the products or at the customers’ system level;

●	lower than expected customer acceptance of the solutions designed for the customer’s products;

●	lower than expected acceptance of our customers’ products; and

●	higher manufacturing costs than anticipated.

If we do not continue to win selection processes for our products in the short term, then we may not be able to achieve the expected net sales levels associated with these winnings. If we experience delays in achieving such sales levels, our operating results could be adversely affected. Moreover, even if a customer selects our product, we cannot guarantee that this will result in any sales of our products, as the customer may ultimately change or cancel its product plans, or our customer’s efforts to market and sell its product may not be successful.

If we fail in a timely and cost-effective manner to develop new product features or new products that address customer preferences and achieve market acceptance, our operating results could be adversely affected.

Our customers are constantly seeking new products with more features and functionality at a lower cost, and our success relies heavily on our ability to continue to develop and market to our customers new and innovative products and improvements of existing products, at competitive prices. In order to respond to new and evolving customer demands, achieve a strong market share and keep pace with new technological, processing and other developments, we must constantly introduce new and innovative products into the market. Although we strive to respond to customer preferences and industry expectations in the development of our products, we may not be successful in developing, introducing or commercializing any new or enhanced products on a timely basis or at all. Further, if initial sales volumes for new or enhanced products do not reach anticipated levels within the time periods we expect, we may be required to engage in additional marketing efforts to promote such products and the costs of developing and commercializing such products may be higher than we predict. Moreover, new and enhanced products may not perform as expected. We may also encounter lower manufacturing yields and longer delivery schedules in commencing volume production of new products that we introduce, which could increase our costs and disrupt our supply of such products.

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

Our competitive position, demand for products and results of operations could be adversely affected if we are unable to meet customers’ quality requirements.

Suppliers in the semiconductor industry must meet increasingly stringent quality standards of certain original equipment manufacturers and customers, particularly for automotive and audio-video applications. While our quality performance to date has generally met these requirements, we may experience problems in achieving acceptable quality results in the manufacture of our products, particularly in connection with the production of new products or adoption of a new manufacturing process or applying any change to an existing product. Any of these changes may require a new qualification process. If we are unsuccessful or delayed in qualifying these products or changes by our existing or potential customers or if we fail to achieve acceptable quality levels, the sales of our products may be precluded from a certain process or potential customer, or delayed, which may result in holding excess or obsolete inventory, or could otherwise adversely affect our business results. In addition, our customers generally impose very high quality and reliability standards on our products, which often change and may be difficult or costly to satisfy. Any inability to satisfy customer quality and reliability standards or comply with industry standards and technical requirements may cause our customers not to design-in our products or to return products that do not meet their quality requirements. This may adversely affect demand for our products and the results of our operations.

Our results of operations and reputation could be adversely affected by warranty claims, product liability claims and product returns, including recalls.

Our products are highly complex and though we invest significant resources in their testing and quality, they may contain defects, bugs or errors that may affect their quality or performance and could result in claims against us by our customers or others, including liability for costs and expenses associated with such defects, including recalls, which, in turn, may adversely impact our operating results, our relationship with our customers and our reputation. We generally provide our customers with a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under our standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods is usually limited to repair or replacement of defective items, although with some customers we may have other arrangements. Any claims that are based on warranty, product liability, epidemic or delivery failures, or other grounds relating to any defects, errors or bugs in our products, may require us to make significant expenditures to defend these claims or pay damage awards or settlements. In addition, we may write-off inventory or, our customers may decide as a result to discontinue the purchasing or the design-in of our products into their products, which may also result in holding excess or obsolete inventory or could otherwise adversely affect our business results. If our customers product is recalled due to a failure in our product which is embedded into such product, the process of identifying a recalled product, whether in automotive or in other devices that have been widely distributed, may be lengthy and require significant resources, and we may incur significant costs and expenses as a result as well as reputational harm, which may adversely affect our business results. To minimize these potential damages, we maintain relevant insurances, but there is no guarantee that such insurances will be available or adequate to protect against all such potential claims and damages.

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

Because it is not practicable to develop products that comply with all current standards and new standards that may be adopted in the future, our ability to compete effectively will depend on our ability to select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards, and we may lose market share if we do not redesign our products quickly enough. If our products do not meet relevant industry standards that have been widely adopted for a significant period of time, our results of operations, business, and prospects would be adversely affected.

If we encounter sustained yield problems or other delays in the manufacturing process of our products, we may lose sales and damage our customer relationships.

The manufacture of our products, including the fabrication of semiconductor microchips, and the assembly and testing of our products, involve highly complex processes. From time to time, we have experienced problems achieving acceptable yields at our third-party facilities, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically significantly reduced our manufacturing yields, resulting in low or negative margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our products on a timely basis and harm our relationships with customers, which could materially and adversely affect our business, financial condition and results of operations. We may be unable to maintain appropriate manufacturing capacity or product yields at our CM manufacturing facilities.

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

We are a global company and, as a direct consequence, movements in the financial markets may impact on our financial results. We are exposed to a variety of financial risks, including currency fluctuations primarily due to the fact that while our functional currency is the U.S. dollar, our Israeli employees’ payroll, which is a significant expense in our income statement, is paid in NIS, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. If we create debt, the rating thereof by major rating agencies may further improve or deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

We may pursue acquisitions and investments in new businesses, products or technologies, joint ventures and other strategic transactions, which may not be successful and could disrupt our business and divert financial and management resources from more productive uses.

If we identify appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are important to our business or form alliances with key players in the semiconductor industry to further expand our business. If we decide to pursue a strategy of selective acquisitions or joint ventures, we may not be successful in identifying suitable acquisition opportunities or potential partners or in completing such transactions. Our competitors may be more effective in executing and closing acquisitions in competitive technology-selection processes than us. Our ability to enter into and complete acquisitions or joint ventures may be restricted by, or subject to, various approvals under U.S. and/or Israeli laws, or other law regimes, or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, technology, and personnel into our existing business and operations. Completed acquisitions or joint ventures may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees as a result of our integration of new businesses. In addition, following completion of an acquisition or a formation of a joint venture, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We may have difficulty attracting, motivating and retaining executives and other key employees.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. Generally, our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Given these limitations, we may not be able to continue to attract, retain and motivate the qualified personnel necessary for our business.

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

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient engineers and research and development personnel. The competition for qualified technical personnel with significant experience in the design, development, manufacturing, marketing and sales of semiconductor solutions is intense, specifically in Israel where our principal research and development activities are conducted, we face significant competition for suitably skilled engineers and research and development personnel, where the availability of such personnel is limited as well as in global markets in which we operate. Our inability to attract and retain qualified personnel, including hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell our products. Our ability to attract and retain qualified personnel also depends on how well we maintain a strong workplace culture that is attractive to employees. Larger companies with whom we compete may allocate more resources than we do for employee recruitment and may be able to offer more favorable compensation and incentive packages than us. In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition. If we cannot attract or retain a sufficient number of skilled research and development employees, our business, prospects and results of operations could be adversely affected. In order to remain competitive, we expect to continue to dedicate significant financial and other resources to expand our research and development teams in order to assist in developing new solutions, applications and enhancements to our existing products and platforms. The loss of our key personnel could harm our business, as their knowledge of our business and industry would be extremely difficult to replace.

Following the pandemic, and in line with global practices, we too modified our workplace practices to allow many of our employees to work in a hybrid model. This working model was also applied in our headquarters in Israel following the October 7th terror attacks and since then, enabling our headquarters and research and development teams to continue and operate as seamlessly as possible. Post the pandemic, many of our employees have expressed a preference to continue to work from home two to three days a week. In response, we announced a hybrid work policy for our Israeli based employees, under which our employees may work up to two days per week from home. However, certain types of activities such as new product innovation, critical business decision making, brainstorming sessions, providing sensitive employee feedback, and onboarding new employees may be less effective in a hybrid work environment. Our hybrid work environment may also negatively impact social interactions between employees that build camaraderie and may, therefore, negatively impact our office culture. Many companies, including companies that we compete with for talent, have announced hybrid working policies, sometimes more flexible than ours, which may impact our ability to attract and retain qualified personnel if potential or current employees prefer these policies.

We may not be able to adequately obtain, maintain, protect, defend or enforce our intellectual property rights, which could harm our competitive position.

Our success and future revenue growth depend, in part, on our ability to obtain, maintain, protect, defend and enforce our intellectual property rights. We primarily rely on patent, copyright, trademark, and trade secret laws, as well as non-disclosure agreements and other methods, to protect our proprietary technologies and processes. It is difficult and costly to monitor the use of our intellectual property and there can be no assurances that the steps we have taken to protect our proprietary technologies or processes will be effective or sufficient. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, our proprietary technologies and processes, despite our efforts to protect such proprietary technologies and processes. It is also possible that customers, employees and other third parties may breach or violate our agreements with them and make unauthorized use of our proprietary technology and processes, and we may not have adequate remedies for such breach or violation. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our proprietary technology or processes. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Moreover, the semiconductor industry is generally subject to a high turnover of employees, so the risk of trade secret misappropriation may be amplified. Enforcing a claim that a party illegally disclosed or misappropriated our trade secrets or proprietary technologies and processes is difficult, expensive, and time-consuming, and the outcome is unpredictable, and therefore, we may not be able to obtain adequate remedies. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties or are independently developed by competitors or other third parties, our competitive position may be materially and adversely affected.

The failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition and result of operations and hurt our competitive advantage.

While we currently own a significant number of patents, the patent prosecution process is expensive, time-consuming and complex, and there can be no assurances that we be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents, may be challenged, narrowed, declared generic or lapsed, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection or commercial advantage. Our intellectual property rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

In addition, the protection afforded under the patent and other intellectual property laws of one country may not be the same as that in other countries. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis. We also may not have the same scope of patent protection in every country where we do business. If our patents do not adequately protect our technology, competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents. In addition, changes in either the patent laws or interpretation of the patent laws in the U.S. and other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Court rulings may narrow the scope of patent protection available in certain circumstances and weaken the rights of patent owners in certain situations, which could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to compete successfully depends in part on our ability to commercialize our products without infringing, misappropriating or otherwise violating the intellectual property rights of others.

To the same extent that we seek to protect our proprietary technology, processes and other inventions with patents, copyrights, trademarks and trade secrets, our competitors and other third parties do the same for their proprietary technology, processes and other inventions. We have no means of knowing the content of patent applications filed by third parties until they are published. It is also difficult and costly to continuously monitor the intellectual property portfolios of our competitors to ensure our technologies do not infringe, misappropriate or otherwise violate the intellectual property rights of any third parties.

The semiconductor industry is ripe with patent assertion entities and is characterized by frequent litigation regarding patent and other intellectual property rights. As a public company with an increased profile and visibility, we may receive communications in the future that allege that our products or technologies infringe, misappropriate or otherwise violate third-party patents, copyrights, trademarks or other intellectual property rights. Lawsuits or other proceedings resulting from such allegations could subject us to significant liability for damages, narrow or invalidate our intellectual property or proprietary rights and adversely affect our business. Defending these proceedings may be costly and time-consuming and may divert the attention of management and key personnel from other business issues, regardless of whether there is merit to such claims. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Under our customer agreements and other agreements, we agree in many cases to indemnify our customers if our products are alleged to infringe, misappropriate or otherwise violate a third party’s intellectual property rights.

In the event that any third party succeeds in asserting a valid claim against us or any of our customers, we could be forced to do one or more of the following:

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

If a third party causes us to discontinue the use of any of our technologies, we may be required to design around those technologies. This could be costly and time-consuming and could have an adverse effect on our financial results. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on us. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have wrongfully used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Any significant impairments of our intellectual property rights from any litigation we face could materially and adversely impact our business, financial condition, results of operations and our ability to compete in our industry.

If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products in the future.

We license from third parties certain intellectual property and technologies that are important to our business, and in the future, we may enter into additional agreements. If we fail to comply with any of the obligations under our license or technology agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights and could disrupt or otherwise inhibit our ability to sell our products or commercialize future products. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property rights against infringing third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable. Third parties from whom we currently license intellectual property and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property or technology. In addition, the agreements under which we license intellectual property or technology from third parties may be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement.

In the future, we may also identify additional third-party intellectual property and technologies that we may need to license or otherwise obtain rights to in order to conduct our business, including to develop or commercialize new products. However, such licenses or other grants of rights may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign, license or otherwise grant rights to us. Even if such licenses or other grants of rights are available, we may be required to pay the licensor (or other applicable counterparty) substantial royalties based on sales of our products. Such royalties are a component of the cost of our products and may affect the margins on our products. In addition, such licenses or other grants of rights may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Failure to obtain the necessary licenses or otherwise obtain adequate grants of rights on favorable terms, or at all, could prevent us from commercializing products, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.

In conducting our business, we routinely collect, store and otherwise process proprietary, confidential or sensitive data, including personal information and proprietary technology and information about our business and our customers, suppliers and business partners, including proprietary technology and information owned by our customers. The secure maintenance, transmission and other processing of this data and information is critical to our operations and business strategy. Our employees occasionally work remotely, based on a hybrid work model, which creates a heightened risk of cyber-attacks or other disruptions to or breaches of our information technology, systems or networks.

We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks caused by computer viruses, software bugs, server malfunctions, software or hardware failure, illegal hacking, criminal fraud or impersonation, ransomware attacks, denial-of-service attacks, malware, social engineering or phishing attacks, acts of vandalism or terrorism, unauthorized access, theft or employee malfeasance or error.

Cyber-attacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to information technology, systems, and networks, or to otherwise sabotage them, change frequently, have become increasingly complex and sophisticated, including through the use of artificial intelligence (“AI”), and are often not recognized until launched against a target, we and third parties associated with us may be unable to anticipate these techniques or to implement adequate preventative measures. Cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI.

In addition, certain global geopolitical events can increase our cybersecurity risk. For example, due to the ongoing Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There have also been similar publicized threats in connection with the geopolitical tension with the Iranian regime and more specifically in connection with the terror attacks by Hamas on Israel, since October 7th 2023. These threats include threats to harm Western countries’ infrastructure and assets. The costs to us to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant.

Any type of security breach, attack or misuse of data, whether actual or perceived, and whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in litigation from customers, employees or other third parties, lead to the imposition of penalties, reporting obligations and fines under state, federal and foreign laws or by payment networks or adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the loss, misappropriation, corruption or unauthorized publication of our confidential business or proprietary information or personal or sensitive information, or that of other parties with which we do business, an interruption or other failure of our information technology, systems, networks or operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of laws, regulations, industry standards or other legal or contractual obligations related to privacy, data protection and information security. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. In addition, our ability to monitor our third-party service providers’ data security is limited. Some of our third-party service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or other disruptions to or breaches of information security. A vulnerability in our third-party service providers’ software or information technology, systems or networks, a failure of our third-party service providers’ safeguards, policies or procedures, or a cyber-attack or other disruption to or breach of information security affecting any of these third parties could irreparably damage our reputation and business. The costs related to significant cyber-attacks or other disruptions to or breaches of our information technology, systems or networks could be material and cause us to incur significant expenses. If the information technology, systems or networks of third parties associated with us become subject to cyber-attacks or other disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

We cannot ensure that any limitation of liability provisions in our agreements with customers, service providers, business partners and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack or other disruption to or breach of information security. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

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

As a public company, we are required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” pursuant to Section 404(b) of the Sarbanes-Oxley Act.

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

As part of our business development, we collect, maintain, transmit, store and otherwise process information about individuals, also referred to as personal information, and other potentially sensitive and/or regulated data from our customers. Laws, regulations and standards in Israel, the United States and around the world restrict how personal information is collected, stored, used, disclosed and otherwise processed, as well as, among other things, set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.

For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning privacy, data protection and information security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, “CCPA”) provides for certain privacy rights for California residents and imposes obligations on companies that process their personal information (including device identifiers, IP addresses, cookies and geo-location). Among other things, the CCPA requires covered companies to provide disclosures to California residents and provide such residents data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. A number of other states have also recently adopted, or are considering adopting, comprehensive data privacy, data protection and information security laws similar to the CCPA. Additionally, many statutory requirements, both in the United States and other jurisdictions, include obligations for companies to notify individuals of data breaches involving certain personal information. For example, laws in all 50 U.S. states require businesses to provide notice to residents whose personal information has been disclosed as a result of a data breach State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”), security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Legal developments in the EEA, including rulings from the Court of Justice of the European Union and from various EU member state data protection authorities, have also created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, the efficacy and longevity of these mechanisms remains uncertain. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

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

Restrictions on the collection, use, sharing, disclosure or other processing of personal information or additional requirements and liability for security and data integrity could require us to modify our data processing practices and policies and our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance costs and obligations and regulatory scrutiny. Our failure to comply with applicable laws, regulations and other legal obligations, or to protect personal data, could result in enforcement or litigation action against us, including fines, sanctions, penalties, judgments, imprisonment of our officers and public censure, claims for damages by residents and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations.

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

The semiconductor industry is subject to a variety of international, federal, state, local and non-U.S. laws and regulations governing pollution, environmental protection and occupational health and safety, including those relating to the release, storage, use, discharge, handling, generation, transportation, disposal, and labeling of, and human exposure to, hazardous and toxic materials, product composition, and the investigation and cleanup of contaminated sites, including sites we currently or formerly owned or operated, due to the release of hazardous materials, regardless of whether we caused such release. We are also required to obtain environmental permits from governmental authorities for some of our operations. We cannot be assured that we have been or will be at all times in complete compliance with such EHS laws, regulations and permits. Failure to comply with such EHS laws and regulations could subject us to civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits.

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

Scientific examination of political attention to and rules and regulations on issues surrounding the existence and extent of climate may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively.

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

See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Valens” for a more detailed discussion of the application of Section 7874 of the Code to Valens. Investors should consult their own tax advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences to Valens and its shareholders if the classification of Valens as a non-U.S. corporation is not respected.

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

Transfer pricing rules may adversely affect our corporate income tax expenses.

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

As of September 30, 2021, Valens became a public company subject to reporting requirements in the United States, and it will incur significant legal, accounting, insurance and other expenses that it did not incur as a private company, and these expenses may increase even more after Valens is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Valens is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. Valens’ management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Valens expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, Valens expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Valens cannot accurately predict or estimate the full amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Valens to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

A market for Valens’ securities may not be sustained.

The price of Valens’ securities may fluctuate significantly due to general market and economic conditions. Between January 1, 2023, and December 31, 2023, the closing price of our share price has fluctuated from a low of $2.01 to a high of $5.90, and the daily average trading volume in that period was 422,875 shares. An active trading market for Valens’ securities may not be sustained. In addition, the price of Valens’ securities can vary due to general economic conditions and forecasts, Valens’ general business condition and the release of Valens’ financial reports. The following factors may also cause significant fluctuations in the market price of our ordinary shares:

●	negative fluctuations in our quarterly revenues and earnings or those of our competitors;

●	pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of contractual lock–up with respect to significant amounts of our ordinary shares;

●	shortfalls in our operating results compared to levels forecast by us or securities analysts;

●	changes in our senior management;

●	mergers and acquisitions by us or our competitors;

●	technological innovations;

●	the introduction of new products;
●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks;

●	the conditions of the securities markets, particularly in the semiconductors sector; and

●	political, economic and other developments in Israel and worldwide.

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

The lack of an active market may impair our shareholders’ ability to sell their securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair value of our securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ordinary shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Valens’ internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to attest as to their effectiveness, which could have a significant and adverse effect on Valens’ business and reputation.

Under the Sarbanes-Oxley Act, among other things, Valens is required to maintain effective disclosure controls and procedures and internal control over financial reporting. Valens is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information  required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Valens’ principal executive and financial officers. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in an internal control over financial reporting.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our business and limit our ability to market our products, which may lead to a decrease in revenues.

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, political, economic and geopolitical instability in Israel may affect our business. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or geopolitical instability in the region continues or increases. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business.

Because most of our research and development is conducted in Israel and our management (and certain members of our board of directors) as well as a majority of our employees, are located in Israel, our business may be directly affected by economic, political, geopolitical and military conditions in Israel. Throughout the years, Israel has experienced a number of armed conflicts with its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population Following the attack, Israel’s government declared war against Hamas and a military campaign against these terrorist organizations commenced. It is possible that other terrorist organizations, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on our business.

While the potential adversarial risk effects in connection with these events exist, we believe they are minimized by our work in a fabless model, in which we outsource all our manufacturing operations, utilizing third-party foundry, assembly, and testing facilities. We primarily manufacture our products through contract manufacturers in Taiwan and Europe. As of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at TSMC, the largest foundry in the world. We use third party contract manufacturers for our assembly and test operations, including Advanced Semiconductor Engineering, UTAC and STMicroelectronics. We store our product inventory in certain locations, mainly in Asia and Europe, close to many of our customers’ manufacturing facilities. Since our supply chain, including the storage of the finished goods, is located outside of Israel, we believe that while hostile events in Israel may adversely affect our business, they will have less effect on our operations and ability to supply the demand of our customers.

That said, following the Israeli government’s declaration of war against Hamas, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees in Israel have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts, and such persons may be absent for an extended period of time. As a result, we may experience delays in our introduction of new technologies to the market in a timely manner, which, in turn, could adversely affect our business and ability to compete with newer generations of products introduced to the market by our competitors.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, concerns were raised that the proposed changes may negatively impact the business environment in Israel. Although it appears that these initiatives are overshadowed by the current military and security conditions, it is unclear at this point whether the Israeli government will return to pursue them, in a manner that will affect the macroeconomic condition in Israel, which may in turn adversely affect our business.

Lastly, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit our ability to sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and services. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

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

Valens may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If Valens obtains tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, it will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Valens’ Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2023 and thereafter. Additionally, if Valens increases its activities outside of Israel through acquisitions, for example, its activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

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

The stock markets, including the NYSE on which our ordinary shares and warrants are listed under the symbol “VLN” and “VLNW” respectively, have from time-to-time experienced significant price and volume fluctuations. The market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares and warrants declines significantly, shareholders may be unable to resell their shares or warrants at or above the market price of the ordinary shares and warrants. The market price of our ordinary shares and warrants might fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in Valens’ estimates, or in the estimates of analysts, for Valens’ revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of the NYSE;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	publication of research reports about Valens;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of Valens, changes in financial estimates by any securities analysts who follow Valens or Valens’ failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Valens;

●	commencement of, or involvement in, litigation involving Valens;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, cyber-attacks or other disruptions to or breaches of our information technology, systems or networks, acts of terrorism or responses to these events.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Due to fluctuations in the market price of Valens’ ordinary shares, there is a significant risk that Valens may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2024 or one or more future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in Valens ordinary shares or Valens warrants.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Goodwill is generally treated as an active asset to the extent associated with business activities that produce active income.

Although Valens has not obtained independent valuations of its assets (including goodwill) for its taxable year ending 2023, and thus is not in a position to make a definitive determination as to whether it was a PFIC in 2023, based on the composition of its income and assets during 2023 and the estimated value of its assets (which is based on its average market capitalization during 2023), Valens believes that it was not a PFIC for 2023. However, there can be no assurances in this regard. the application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, because of the substantial decline in Valens’s market capitalization in 2023, whether Valens will be a PFIC for 2024 and future taxable years is uncertain. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill, which may be determined, in large part, by reference to the market price of Valens’ ordinary shares from time to time, which has been, and may continue to be, volatile and in decline). As a result, the average value of Valens’ goodwill and other active assets may not be sufficiently large in relation to the average value of its passive assets for any taxable year. In particular, because the value of Valens’ goodwill may be determined by reference to the market price of Valens ordinary shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, if Valens’ market capitalization continues to decline, then there is a significant risk that Valens may be a PFIC for 2024.

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

Our capital expenditures amounted to $1.2 million, $1.1 million, and $1.4 million during the fiscal years ended December 31, 2023, 2022 and 2021, respectively, primarily consisting of expenditures related to Research & Development (“R&D”) equipment. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

B. BUSINESS OVERVIEW

Our Mission

Our mission is to be a leading global provider of high-performance connectivity solutions. We aim to transform digital connectivity across industries, by providing reliable, resilient and optimized solutions for long distance connectivity over simple, low-cost wiring infrastructure, enabling cutting-edge innovation across verticals in the automotive, audio-video and other adjacent markets. As data rates continue to increase massively, we will continue to enhance our technology continues to evolve to empower the digital applications of the future.

Our Company

Valens is a fabless leading provider of high-performance connectivity solutions, pushing the boundaries of connectivity by enabling resilient long-reach, high-performance video and data distribution across verticals in the automotive, audio-video and other adjacent markets.

Tens of millions of Valens chipsets are deployed in millions of audio-video applications globally, across multiple verticals, such as corporate, education, medical, industrial, command-and-control and signage with a customer base that is comprised of the world’s major consumer electronic companies. Valens is the incumbent provider for wired high-performance audio-video connectivity products, compliant with the HDBaseT standard. Our HDBaseT technology’s ability to transmit various signals and power over a single long-reach cable has gained us a market leadership position in the professional audio-video market, providing exceptional digital experiences for which our technology was awarded multiple awards, including an Emmy award. The standard is backed by the HDBaseT Alliance, and co-managed by Valens, LG, Samsung and Sony Pictures.

Valens chipsets are installed in systems manufactured by leading customers and are also embedded in millions of vehicles around the world. In the automotive industry, Valens is a key enabler of the evolution of Advanced Driver-Assistance Systems (“ADAS”) and autonomous driving, supporting Automated Driving Systems (“ADS”), infotainment, telematics and other in-vehicle applications requiring high performance connectivity. The Company’s underlying technology, which offers an exceptionally resilient solution, combining high bandwidth and long link distance, was selected in 2020 by the MIPI Alliance as the basis for the industry standard for high-speed automotive video connectivity (MIPI A-PHY). In 2021, the IEEE standards association also adopted A-PHY as an automotive standard. The A-PHY ecosystem’ continues to evolve, and includes dozens of Tier 1s, camera sensor manufacturers, RaDAR and LiDAR suppliers, component manufacturers, and testing equipment vendors, that are working to serve the growing demand for increased safety in today and tomorrow’s cars, with Valens’ VA7000 MIPI A-PHY chipsets. As data rates rise with the proliferation of sensors and displays in vehicles, OEMs are facing technological barriers in their quest for optimal in-vehicle connectivity. For this need, Valens’ VA7000 chipset family provides a reliable solution, including for vision-based systems, which are key enablers for ADAS and 360-degree perception sensors, as well as for applications such as auto-pilot, surround-view, parking assist, and reverse assist.

Audio-Video

Valens set the standard for long-range wired connectivity in the audio-video market. The company’s connectivity technology, supports the digitization of wired connectivity and is used by key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Harman, Legrand | AV, LG Electronics, Logitech, NEC, Panasonic, Samsung, Siemens, Sony, and many more. These companies have created thousands of electronic devices that embed Valens’ technology as part of their connectivity solution, in millions of products globally, across a variety of verticals such as videoconferencing, education, industrial, medical, digital signage, and more.

The Company’s high performance connectivity technology enables the simultaneous delivery of ultra-high-definition digital video and audio, Ethernet, USB, control signals, and power, all through a single low cost, long-reach cable. The technology is a hardware-based solution, with no high-level software dependency, enabling true plug-and-play digital connectivity, converging these multiple interfaces over the simplest cabling infrastructure, ultimately providing in a lower total cost of ownership, a seamless user experience without compromising on quality. This includes connecting ultra-HD video sources and remote displays, such as high-resolution projectors and displays, audio-source and outputs and other USB peripherals, such as high-resolution cameras and recording devices.

In 2023 Valens launched its VS6320, a groundbreaking long-reach high-performance single-chip for extension of USB3.2 Gen1 peripherals, for distances of up to 100 meters, or 328 feet, enabling the multi-gig extension of uncompressed 4K USB cameras. In medical applications, for example, this solution can be used for extending high-quality images from medical cameras to video processing units in surgery rooms, or for robotics-assisted guided surgery systems. Shortly after the introduction of this solution, the Company began shipping engineering samples to select customers, and some have begun embedding Valens’ unique low-power, single-chip USB3.2 Gen1 extension into their products for videoconferencing, IT, industrial, and medical applications. In the short period since its introduction the Company’s new chip has been named a CES® 2024 Innovation Awards Honoree, awarded the “Best of Innovation” distinction at the CES Tradeshow Owned and produced by the Consumer Technology Association (CTA)® (“CES”), as well as the prestigious TNT (Top New Technology) award and AV Technology Magazine’s Best of Show in the 2024 ISE (Integrated Systems Europe) exhibition. Valens expects to capture a substantial share in the market for high performance USB extensions with this much anticipated product.

The Audio-Video business is characterized by a diversified set of targeted applications in various verticals. This diversification creates many business opportunities for the Company across many verticals, such as corporate, education, medical, and industrial, among others. The increasing need for remote collaboration and communication across these verticals creates constantly evolving business opportunities for Valens. For example, more and more corporations are implementing return-to-office policies, alongside hybrid work models. To promote in-office presence and ensure effective interaction that bridges the physical and virtual divide, corporations will need to invest in their videoconferencing platforms. Valens’ offerings are increasingly relevant for all types of meeting rooms, from large corporate board rooms to huddle rooms, and small office/home office setups (known as SoHo). Valens’ solutions can be deployed wherever long-distance high-definition connectivity solutions are required, for time sensitive applications that require zero latency (a few micro-seconds of latency are commonly perceived in the industry as “zero latency” and referred to herein as “Zero Latency”). As the market leader for long-range connectivity in audio-video, we believe we are well positioned to capitalize on the opportunities the markets present.

The trend of educational entities utilizing hybrid models to enable students and staff to switch and combine between onsite and remote learning is driving the course of more and more classrooms around the world equipped with video collaboration systems. Hybrid learning enables the continuity of teaching and learning. It increases equitability by providing students the access to additional education options and opportunities that meet their academic needs, and Valens’ technology democratizes opportunity and contributes to equity.

The industrial market represents another important vertical for Valens Semiconductor. In addition to the continuously growing need to connect compute-units with displays, we are also seeing an increasing demand to connect computers to various types of cameras and other sensors. Cameras are essential for multiple industrial applications including machine vision. One example of a machine vision industrial application that is clearly becoming dominant is Quality and Assurance, where connected cameras augment or replace the human eye to visually inspect and identify faulty products. As connectivity in the industrial environment is challenging, the demand for distribution of massive amounts of data, in a secure and efficient manner, over long distances, requires robust connectivity technology. Industrial cameras leveraging a USB3.2 interface, can effectively deliver high resolution and wide dynamic range, making these systems more accurate, smaller, and cheaper. This is where our new chip, the VS6320, comes into play, as it’s perfectly designed to connect multiple extended USB3.2 Gen1 peripherals like high resolution 4K cameras.

In the medical space, we continue to see growing interest in our data-extension capabilities. Our chipsets deliver a high-level of safety with Zero Latency, and high-bandwidth uncompressed video connectivity, which is required for medical imaging devices such as MRIs, CTs, X-Rays, robotic surgery, and endoscopy. Another need in the medical space is the extension of high-quality images from the cameras to the video processing units and visual displays, which requires greater bandwidth. An example is high-quality medical procedure recording. Another example is robotics assisted guided surgery, with training services before the procedure and recordings after, all done without breaking the sterile field as the processes can securely and accurately be done from a distance. We believe these offer opportunities for the new VS6320, USB3.2 extension solution.

Industrial and Medical machine vision both deliver trusted and precise operation through systems that have more data to be transferred, higher resilience, and increased bandwidth. At the same time, faster communication interfaces must provide the highest standards of reliability, safety, and electromagnetic compatibility (“EMC”), among others to support the increasing need of Artificial Intelligence (AI) based applications in robust connectivity solutions. For example, commonly used remote communication platforms are increasingly integrating AI-based decision-making features that select the best view or audio of in-room participants from multiple cameras and audio sources, increasing the potential quality, clarity and resolution of the video and audio streams in the meeting, enabling better remote communication and collaboration. Valens connectivity solutions enable this evolution of AI-based applications, positioning Valens to capture growing business opportunities arising from this evolution.

Automotive

Valens entered the automotive market through its engagement with Mercedes Benz, leveraging the core technology used in its audio-video chipsets, by providing data connectivity for in-vehicle infotainment and telematics systems. Revenues from this engagement have increased substantially between 2021 to 2023, as the Company’s chips have been deployed in a broad range of Mercedes-Benz passenger car models.

Valens’ position as a standard-setter was once again confirmed with the selection in 2020 of Valens’ high-performance connectivity technology by the MIPI Alliance as the baseline for its high-speed in-vehicle video connectivity standard (MIPI A-PHY). The MIPI Alliance is the standardization body which develops and drives connectivity specifications for streams widely used by carmakers around the world. Companies that participated in the development of the standard included Intel, MediaTek, ON Semiconductor, Qualcomm, Robert Bosch GmbH, ST Microelectronics, Synopsys, Toshiba and others.

In 2021, the IEEE Standards Association also adopted A-PHY as an IEEE standard. In late 2021, Valens introduced the VA7000 chipset product family, the first-in-industry A-PHY standard compliant chipsets, providing a reliable and resilient solution for high-speed in-vehicle connectivity requirements, over low-cost wire harness. The VA7000 chipset product family provides a connectivity solution for high resolution cameras to compute units, vision-based systems, which are key enablers for ADAS and 360-degree perception sensors, as well as for applications such as auto-pilot, surround-view, parking assist, and reverse assist. Samples of the VA7000 were shipped to leading automotive OEMs, Tier 1s and Tier 2s in December 2021. Since then, we continued to make progress with the involvement of many leading players, including, OEMs, Tier 1s, and manufacturers of System on Chip (“SoC”), camera sensor, RaDAR and LiDAR in the evaluation of our A-PHY-based solutions and the pipeline of opportunities continued to expand. . Although we are witnessing slower and longer decision making around new technology adoption, we believe that these evaluations will eventually mature to the selection of our A-PHY technology by OEMs, following the completion of their evaluations and decision-making processes.

The VA7000 ecosystem continued to evolve, as reflected, for example, by the following:

●

In Japan, Hosiden Corporation, a comprehensive electronic component manufacturer, and a global player in the automotive equipment component industry, has completed the validation of Hosiden’s connectors and cables with Valens Semiconductor’s VA7000 chipset, demonstrating the momentum of A-PHY in the automotive market in Japan. This followed the passing of the VA7000 of rigorous EMC testing by the Japan Automotive Software Platform and Architecture (JASPAR) organization, the network of Japanese OEMs and Tier 1s, including Toyota, Nissan, Honda, Mazda, and DENSO, marking an important milestone for the integration of these chipsets into safety critical ADAS. The strong EMC immunity results, demonstrating the resilience of Valens’ technology, were further validated by leading European labs, at the request of leading automotive OEMs that are evaluating Valens technology.

●

Valens announced a collaboration with Intel to fabricate Valens’ MIPI A-PHY compatible chipsets using Intel’s advanced process nodes, after being identified by IFS as a technology with a potential for broad market adoption that can help advance automotive performance and safety and further the autonomous vision.

●	Partnership with Leopard Imaging Inc., a global leader in embedded vision systems design and manufacturing, to design a camera module that will enable automotive OEMs and Tier 1s to significantly reduce time-to-market for their A-PHY-based systems.

●	Successful completion of a joint interoperability testing session between a transmitter developed by Sony Semiconductor Solutions and a Valens receiver. Testing included high-speed data transmission, demonstrating key A-PHY communication features including error correction and retransmission mechanisms.

●	The expansion of the A-PHY ecosystem continues with the involvement of leading players such as, among others, Mobileye, SONY Semiconductor Solutions, Intel, Aptiv, Denso, G-Pulse Electronics Technology, a wholly owned subsidiary of Intron Technology Holdings, Jaspar, LG Innotek, Nippon Chemi-Con, Sumitomo Electric, and Sunny Optical Technology, and test equipment vendors, such as Keysight. These players are all working to address the growing need for standardized reliable and resilient high-speed, error-free, zero latency, connectivity solutions for the automotive industry. Valens’ VA7000 A-PHY compliant chipsets satisfy these needs. The need is even more urgent in face of an increasing electro-magnetic compatibility (EMC) challenge characterizing the automotive environment, with a growing concern as the cables used for in-vehicle connectivity applications degrade as a result of aging, temperature changes and physical impact. The involvement of these leading players is an additional testimony for the growing acceptance of A-PHY in the automotive market.

Valens’ Digital Signal Processing (“DSP”) based technology, provides one of the safest, most resilient, ultra-high-speed in-vehicle connectivity solutions, all transmitted through standard, simple, low-cost, low-weight wires, and connectors, enabling advanced electronics architecture in cars. Valens’ superior physical layer (“PHY”) technology enables powerful bandwidth over long-reach and low-cost infrastructure, while maintaining error-free links (MIPI A-PHY targets worst case Packet Error Rate (“PER”) of 1E-19 (10-19)) which translates to mean-time between packet errors of approximately ~80,000 years for a 16Gbps link and EMC performance, hence providing the safety and resilience required to handle the harsh automotive environment.

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

Valens’ solution is scalable, allowing it to bolster the evolution of car architecture and the growing need for in-vehicle high-speed connectivity. Valens’ chipsets address the needs of the increasingly interconnected centralized vehicle computer systems, such as ADAS, ADS, infotainment, and telematics as well as applications such as auto-pilot, surround-view, parking assist, and reverse assist.

As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LiDARs, RaDAR, and other sensors for safety applications, the amount of data being generated within the car will continue rising exponentially, requiring a reliable, high-speed connectivity solution. Valens chipsets will allow OEMs to transmit data at multi-gigabit bandwidth over error-free links with Zero Latency, all with a low total system cost.

Valens has made significant inroads in the automotive market and its high-speed symmetric connectivity solution is the only multi-gigabit connectivity solution over Unshielded Twisted Pair (“UTP”) wiring that is currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. Valens partnered with Mercedes-Benz to power the infotainment and telematics systems in most of its car models, starting with the S-Class and currently in the S, C and E-class models, including in the Electric Vehicle (“EV”) models.

Building on in-lab and field-testing results that validated the resilience of our A-PHY-based connectivity solutions, Valens announced the VA700R, based on the VA7000 chipset family. We believe the VA700R provides a connectivity infrastructure upon which innovative, safety-critical visibility solutions can be designed for truck drivers, offering a high-bandwidth, long distance solution for medium and long vehicle sensor connectivity, while supplying power and bi-directional control over the cable. This solution further supports applications such as surround view and rear-view visibility in a market that suffers from a lack of reliable visibility solutions due to the complex technical challenge of long-distance connectivity in a rough EMC environment. This new solution is in addition to our collaboration with Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems, to enhance tractor-trailer safety, through advanced connectivity and vision solutions, continued in 2023 began live on-road stringent evaluations by fleets.

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

Valens technology was specifically designed to distribute high-performance video and data in challenging EMC environments, which is becoming increasingly vital in the automotive industry as data rates rise with the proliferation of sensors and displays in vehicles. With the formation of the Automotive business unit, the core technology originally developed by Valens for audio-video markets, was adapted to also serve the automotive market and was selected by Mercedes-Benz, with its symmetric chipsets, to power newer-model Mercedes-Benz’s infotainment and telematics systems.

Furthermore, Valens asymmetric technology was selected as the baseline of the MIPI Alliance’s standard for high-speed video connectivity in cars. Our superior connectivity mechanisms ensure connectivity resilience with “on-line” error correction, adaptive equalization, and real-time noise cancelers. Valens’ highly efficient hardware-based solution is optimized for asymmetric links, with no software stack, leading to a simplified architecture, which in turn guarantees reduction in cost and wire harness complexity. The data transmission is done without any compression at Zero Latency, for very long distances while providing diagnostic capabilities on the link’s quality. These are all the foundations for enhanced ADAS applications and software defined vehicle architectures that require powerful sensor data aggregation and software/data separation.

Valens engineering samples and evaluation kits (“EVKs) of the VA7000 family asymmetric A-PHY compliant chipsets are being evaluated by leading OEMs, Tier 1s and Tier 2s as they make significant progress with their much-required transition from legacy solutions to new connectivity solutions that provide a resilient, high-bandwidth, long distance connectivity solutions that are able to address the increasing in-vehicle connectivity challenges.

In 2023, Valens achieved another milestone as it overcame yet another technological barrier of extending USB3.2 Gen1 with a new chipset for applications such as high-resolution cameras, storage devices, and recording and streaming devices. In the short period since its introduction this new chip, Valens VS6320, has been named a CES® 2024 Innovation Awards Honoree, awarded the “Best of Innovation” distinction, as well as the prestigious TNT (Top New Technology) award in the 2024 ISE (Integrated Systems Europe) exhibition.

We believe the following attributes collectively differentiate our technology and create a higher barrier to entry:

●	Validated as baseline for different connectivity standards.

●	Multi-gigabit bandwidth of uncompressed content with Zero Latency and error-free links over long distances.

●	Valens’ superior PHY with integrated DSP ensures safety and resilience in error correction, adaptive equalization, and real-time noise cancelers, as it is specifically designed to transmit high-performance video and data in challenging EMC environments.

●	Robust and adaptive mechanisms that are able to deal with automotive-related challenges such as cable aging, temperature changes, and more, while guaranteeing safety even in the harsh automotive environment.

●	Valens’ chipsets simplify connectivity between multiple applications deployed over the same link, including the unique capability and flexibility to support and extend a variety of protocols (such as USB and Ethernet) for both symmetric and asymmetric applications.

Given the business opportunities we have identified in both the automotive and audio-video markets, we expect to invest further in research and development of new products to ensure that we maximize our considerable market opportunity.

Our Strengths

Valens operates in highly competitive markets. As a groundbreaker in advanced connectivity solutions, we believe that by anticipating market trends in our customers’ end markets, effectively navigating technology transitions and maintaining close customer and partner relationships, we have established a leadership position in the audio-video market. Valens is also well-positioned to capture a meaningful share in the automotive space after entering this market through an engagement with Mercedes Benz, with our Company’s chips being deployed in an ever-since growing range of Merecedes-Benz passenger car models.

We believe that our competitive advantages are based on the following key strengths:

●	An industry standard leader in two large and growing markets—audio-video and automotive. We set the standard for long-range connectivity and gained market share in the audio-video market with our HDBaseT technology and are well positioned to repeat this success in the even larger automotive industry with our VA7000 A-PHY compliant chipsets. Our solution utilizes the technology that underpins the MIPI A-PHY standard for in-vehicle video connectivity, which has also been adopted by the IEEE standard association extending our potential market reach with our standardized products.

●

Disruptive technological solutions. Our technological solutions are based on advanced, scalable, resilient to noise, secured DSP. This allows us to provide one of the safest, most resilient, high-speed and reliable in-vehicle connectivity solutions, all transmitted through standard, simple, low cost, low weight wires and connectors, enabling advanced electronic architecture in cars, such as software-defined vehicles, that require powerful sensor data aggregation and software/data separation. Our technology’s ability to provide a reliable connectivity solution even in the face of the increasing electro-magnetic compatibility (EMC) challenge in the automotive environment is another competitive advantage of Valens. At the CES Tradeshow in January 2024 Valens showcased a head-to-head EMC demo against a competing proprietary solution, highlighting the pressing issue of EMC as automotive OEMs integrate systems that require higher bandwidth than ever before.

●	High quality products. We continuously strive to provide the highest quality products in all markets in which we operate. Since we have started to serve the Automotive market, we adopted measures to meet the relevant automotive industry standards (such as AEC-Q100 Qualification), and our customers’ specific quality control requirements. We are also certified for ISO-26262 (Road Vehicle Functional Safety). These quality measures contributed to the improvement of our quality control over our entire product portfolio. In addition, we implement an Automotive Quality Excellence program, with an internal goal to constantly improve our product quality by actively acting to minimize the Defect Parts Per Million (“DPPM”). Being a fabless company, we are compliant with VDA6.3 and have successfully passed several automotive Tier 1’s and OEM’s quality audits. As part of our subcontractor quality management, it is our requirement that all the subcontractors along our supply chain meet the applicable standards, and periodically, we perform audits based on these standards.

●

Our ability to power cross-industry innovation by leveraging our technologies and products. We penetrated the automotive market with chipsets that were based on the technology originally used for the audio-video market. In parallel, we are seeing a demand from our non-automotive customers for the advanced connectivity products that we designed for automotive applications, allowing us to expand in other lucrative verticals (such as corporate, industrial, and medical), that may require high-bandwidth, resilience, and Zero Latency connectivity. We are doing so with relatively low R&D investment, by diversifying our existing products to new applications. This expands our offering to an even wider range of customers and applications, and thereby accelerates the return on our development investment. Our ability to leverage technologies and products from the two business units will enable us to expand in an efficient manner and was the basis of our plan to improve operational efficiency that was introduced and completed in 2023. This plan included the alignment of our R&D resources by streamlining our development platforms. One example of such leverage is the potential uses in the Audio-Video market for our VA7000 chipset family, designed for in-vehicle connectivity applications, which is also ideal for extending multiple cameras in videoconferencing systems applications. In 2023 Valens announced a collaboration with Taiwan-based iCatch Technology, a leading Artificial Intelligence (AI) image processing IC (Integrated Chip) fabless semiconductor design company, to develop a multi-camera videoconferencing solution that will provide an improved and consistent user experience in-and-across conference rooms. Furthermore, as the VA7000 is an automotive-grade chipset, it is ideal not only for videoconferencing, but also for medical and industrial applications. In January 2024, iCatch announced their plans to introduce an AI-enhanced multi-channel surround view monitoring system for the automotive industry, which is also based on our VA7000 MIPI A-PHY high-performance automotive connectivity solution. This demonstrates our vision for a holistic strategy that leverages Valens’ core technology to power cross-industry innovation.

●	Strong relationships with customers and partners. We currently supply components in mass volume to Mercedes-Benz, a leading automotive OEM, which embeds our chipsets in multiple platforms, through various Tier 1 suppliers such as Bosch, Continental, Harman, and Valeo, and we continue to work on strengthening these relationships. As data rates in the automotive industry rise and applications such as auto-pilot, surround-view, parking assist, reverse assist and other ADAS and ADS systems become mainstream, we believe that our growing reputation in the automotive space will enable us to continue success and further grow our automotive business. In the audio-video field, we maintain strong relationships with our long-term customers, among them are key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Legrand | AV, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more.

●	Building a strong ecosystem momentum towards adoption by Automotive OEMs and Tier 1s. In 2023 the number of prospective automotive customers and partners evaluating our VA7000 A-PHY compliant chipsets, continued to grow, after we shipped VA7000 evaluation kits to more than 30 potential customers and partners, including leading OEMs and Tier 1 players and significant progress was made in existing evaluation processes. For more information, see this “Part I, Item 4. Information on the Company—B. Business Overview, Our Company, Automotive”.

●	Leading market position in audio-video connectivity. We are the incumbent and vendor of choice for major players in the audio-video connectivity space. These companies drive the market trends, and we are there to support them in driving the change. We believe that our leading market position strengthens our ability to continue serving this core market and capitalize on growing demand for high-performance connectivity solutions, also in adjacent markets where needs are rising, such as industrial, education, medical and other verticals that will emerge in the future. The advantages of our technology make it an optimal connectivity solution to support the increasing need for Artificial Intelligence (AI) based applications in robust connectivity solutions that allow the distribution of ever-increasing data.

●

Established technological leadership, strong intellectual property, and system-level expertise with no software stack. We believe our technology leadership is based on our strong intellectual property portfolio. Our core competence is in our superior physical (PHY) layer that enables us to provide the most optimized connectivity solution for a wide variety of applications and speed, by utilizing advanced DSP with no software stack, which is a burden that commonly characterizes solutions competing with the connectivity solutions we offer. Additionally, we believe our integration capabilities coupled with our system-level knowledge, due to close customer collaboration, enables us to understand our customers’ specific system requirements and more quickly and effectively develop advanced solutions to meet their long-term needs.

●	Proven management team: We have a strong track record of execution and an experienced management team. Our executive management team’s experience in effectively guiding companies through various industry cycles and technology transitions provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty. Our management successfully and responsibly navigated the Company through global challenges that affected the markets in which we operate in recent years and will continue to do so in the face of future challenges we may experience.

Our Growth Opportunities/Strategies

We intend to grow our business through the following key areas:

General:

●

Enrich market offerings to address growing needs in the diversified markets we serve, among them are corporate, medical, industrial, education and digital signage. In 2023 we introduced a new chipset addition, Valens VS6320, a USB3.2 Gen1 high-performance and efficient long-distance single-chip extension solution that enables the connectivity of 4K uncompressed USB cameras and addresses critical needs in the global videoconferencing, information technology (IT), industrial and medical markets and have shipped engineering samples to select customers. USB3.2 Gen1 has emerged as the go-to interface for devices used in videoconferencing and IT and is increasingly being used in industrial and medical applications. Customers deploying the highly integrated chipset in their products will benefit from a resilient, long-distance, reduced power consumption, smaller size, and lower-cost solution supporting all USB3.2 Gen1 data transfer types.

In the automotive market, Valens intends to provide a wide range of solutions, as this growing market undergoes structural changes in favor of greater electronic and data-processing capabilities, particularly in the application of our products for ADAS and AD systems, which are steadily becoming mainstream. We currently focus on developing products that will comply with industry standards, as car makers seek trusted suppliers to deliver standard, highly reliable, safety-focused solutions. We intend to introduce complimentary products to support end-to-end high-speed connectivity applications as well as focus on our collaboration with Intel to fabricate our next generation A-PHY based solution, building on Intel’s advanced processes to enable significant cost and power reductions for this chipset family while achieving the highest-performance and Electromagnetic Compatibility (EMC).

●

Expand and diversify our addressable markets, in large, growing, and disruptive industries, by introducing our technology, creating, and becoming the de facto choice, thereby attracting dominant industry players, we aim to establish a broad ecosystem, capture market share and foster the overall addressable markets. We believe that the introduction of our VS6320 USB3.2 Gen1 extension and VA7000 CSI-2 extension chipsets will increase our market diversification, as it is relevant to many applications that require such a solution.

●	Increase our global presence. We sell our products globally, both directly and through local distributors. We intend to continue strengthening our relationships with our existing customers and distributors, while also enabling our channel partners to support demand creation and fulfillment for smaller customers. We believe we can efficiently scale our business to accelerate growth by enabling our channels to become an extension of our demand generation and customer support efforts. Our operations are global, and we intend to continue expanding our presence worldwide to serve the needs of customers in additional geographies. We are currently present in select regions in North America, Europe and multiple countries in the APAC region.

Audio-Video:

●	Valens’ HDBaseT technology is a leading standard for long-reach, high performance connectivity. Valens HDBaseT products provide the most optimized solution for a myriad of verticals and applications, addressing the needs of the audio-video market, including long distance transmission, convergence, low-cost and simplicity. The HDBaseT Alliance and the wider ecosystem remains strong with hundreds of companies developing new products and promoting the use of this technology in the audio-video market. Valens helps the HDBaseT Alliance strengthen its relationships with end customers, safeguard the quality of HDBaseT-enabled products, and educate the market on the technology by generating continuous awareness and demand for these products.

●	Continue the momentum of expansion into additional markets. We intend to continue expanding our offerings in Corporate (videoconferencing for large and smaller conference rooms), Education (hybrid and remote learning), Industrial (camera sensors and computer vision systems), medical applications (medical imaging, diagnostic and surgical equipment, disposable medical devices, operating room video distribution, etc.) and signage applications, among others. We believe that as the need for higher connectivity bandwidth and lower cost alternatives for these applications increases, there will be significant opportunity to expand our business and customer base.

●	Our VS3000 chipset family capabilities, leveraging the Dual HDBaseT Digital Interface (DHDI) Chip-to-Chip interconnect. DHDI enables new applications for the growing verticals of Unified Communications & Collaboration (UC&C) and digital signage. The Chip-to-Chip interconnect efficiently extends content in a simplified network topology, over a single cable. When applied in UC&C applications it can extend signals from multiple media sources, displays, and other accessories, which is key for next-generation videoconferencing installations. It can also be implemented in digital signage applications for transportation, retail, sports stadiums, digital-out-of-home (DOOH) markets and more.

●	Professional grade extension solutions for USB3.2 Gen1 peripherals - our various USB extension solutions enable vendors to develop innovative products that support the increasing need for remote collaboration and communication across various verticals that we serve for applications such as high-resolution cameras, storage devices, as well as in recording and streaming devices. We believe the technology at the core of our solutions makes them the optimized, reliable solutions-of-choice to transform the digital experience over low cost, single cables over longer distances.

●

Leveraging new products from automotive to the non-automotive applications enhances efficiency and allows us to provide innovative products to such markets. This includes, for example, VA6000-based USB extension solutions as well as innovative videoconferencing multi-camera solution based on the VA7000 chipset Camera Serial Interface (“CSI”) extension technology, which enables the high-performing, uncompressed distribution of multiple cameras in a very cost-efficient manner.

Automotive:

●	The MIPI A-PHY standard, announced in September 2020, was developed to address a need for higher bandwidth and performance requirements. Existing analog-based technologies are struggling to meet the evolving automotive industry requirements as they lack DSP capabilities, are not scalable, and are incapable of reliably increasing speed over longer cables. The MIPI A-PHY standard is optimized for the implementation of in-vehicle connectivity for high bandwidth applications. The specification reduces wiring cost and weight, as high-speed data, control data, and power all share the same physical wiring. This enables designers to optimize systems for reliable performance, cost, and complexity required by their use cases and provides scalability and flexibility to meet a broad range of speed and design needs. The MIPI A-PHY standard serves as the foundation of software-defined vehicle architectures and systems designed to decouple software stacks form the hardware infrastructure and simplify the integration of various sensors and displays, while also incorporating functional safety, security and demonstrating a strong solution for EMC challenges.

●	The MIPI A-PHY standard was developed by the MIPI A-PHY Working Group; Valens was a key contributor to the definition of this standard, which is largely based upon Valens technology. We believe that the adoption of this connectivity standard by OEMs and Tier 1s, as well as other automotive technology suppliers will position A-PHY-based solutions as the leading high-speed connectivity solution in cars. Adoption of A-PHY will be driven in part by the fact that available legacy solutions for in-vehicle video connectivity are proprietary, while the market is looking to deploy standard-based products.

●	Valens’ VA7000 product family, is the first on the market to comply with the MIPI A-PHY standard, positioning us to capture automotive opportunities for ADAS, ADS and other surround-sensor applications, including cameras, radars, and LiDARs. The VA7000 product family is a hardware-based solution, optimized for asymmetric links with no software stack. It guarantees a high-performing, simplified architecture, leading to a reduction in wire harness complexity and lower total system costs. The current VA7000 chipset family has been designed to support a wide range of bandwidth levels as defined in the MIPI A-PHY standard.

●

Since December 2021, we shipped our VA7000 family chipset evaluation kits and engineering samples to more than 30 potential customers and partners who are evaluating our technology among them are OEMs that are considering selecting the VA7000 for their new car platforms and are making significant progress in its evaluation.

●

Our A-PHY technology is getting recognition in the Japanese market, as JASPAR, the network of Japanese OEMs and Tier 1s known for their high-quality requirements, successfully completed rigorous testing for EMC of Valens VA7000 A-PHY compliant chipsets, marking an important milestone for the integration of these chipsets into safety-critical ADAS’ systems. Hosiden also completed its validation of its connectors and cables with Valens’ VA7000 chipset.

●

We expect to expand our serviceable market in automotive with our VA700R, based on the VA7000 chipset family, which provides a connectivity long distance solution for medium and long vehicle sensor connectivity. This solution supports applications such as surround view and rear-view visibility in a market that suffers from a lack of reliable visibility solutions due to the complex technical challenge of long-distance connectivity in a rough EMC environment.

●	We expect our collaboration with Intel to play a significant role in boosting the vision for a chiplet architecture in the automotive industry. With its reliance on advanced package integration and the use of standardized interfaces such as UCIe, we expect that the future chiplet architecture will be complimented by MIPI A-PHY as the standardized connectivity interface. This will allow next-generation silicon architecture, powered, among others, by A-PHY-based connectivity, to meet the automotive market’s growing requirements for high reliability, high performance, and low latency connectivity. Our A-PHY compliant solutions well-position us to capture this business opportunity.

Company Products

Our product portfolio includes over 20 products across a range of high-performance semiconductors and other components that are in turn integrated in a range of technological applications, including:

	Audio-Video	Automotive
PRODUCT SERIES

● VS100™ family — Valens’ first chipsets, which revolutionized the audio-video market by enabling transmission of uncompressed ultra-high-definition video, audio, control, and power, with near-zero latency, over a single LAN cable, according to the HDBaseT Alliance’s Spec 1.0.

● VS2000™ family — Second generation of HDBaseT chipsets (Spec 2.0), supporting the transmission of ultra-HD video, audio, Ethernet, controls, USB 2.0, and power, over a LAN or fiber cable, with near-zero latency. It enables point-to-point, daisy-chaining, and multi-streaming.

● VS3000™ family — The first and only Application Specific Integrated Circuit (“ASIC”) in the industry that enables the long-distance transmission of uncompressed 4K@60Hz 4:4:4. It enables transmission of HDMI 2.0 (18Gbps) including HDCP, based on Spec 3.0 of HDBaseT technology, convergence of audio, video, 1Gbps Ethernet, USB 2.0, controls, and power, with Zero Latency, over a category cable (e.g., Cat 6A).

● VA6000™ family — (originally developed for automotive) small-form factor chipset; a cost-effective and flexible solution that enables the convergence of multiple interfaces, including audio (I2S, S/PDIF), Ethernet, USB 2.0, and controls with Zero Latency, over a single Unshielded Twisted Pair (“UTP”) cable. Its use in audio-video applications demonstrates our ability to leverage technologies and power cross-industry innovations.

● VA7000™ family — (originally developed for automotive) Low-power, small-form factor chipset that supports camera serial interface (“CSI”) extension over low-cost cable infrastructure, making it ideal for extending multiple cameras in Industrial, Medical, and videoconferencing applications.

● Valens USB and Power Extender — a plug and play solution to extend USB and power over a single standard category cable, for distances of up to 328ft/100m.

● Valens VS6320, USB 3.2 Gen1 extension chipset — a high-performance and efficient long-distance single-chip extension solution solving the increasing demand for higher bandwidth for USB peripherals in videoconferencing, IT, industrial and medical applications, providing extension for high-performance USB3.2 Gen1 at up to 328ft/100m (Superspeed 5Gbps) and USB2 (480Mbps), as well as all types of USB transfer protocols (BULK, ISO, INT, Control) and dedicated control signals (UART, GPIO), all over simple category cables.

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

●  VA7000™ family — Valens’ asymmetric automotive chipsets, which supports connectivity of CSI-2-based cameras, radars, LiDARs, and other sensors, with link speeds of up to 8Gbps. Operates over standard, cost-effective, in-vehicle wires for up to 15 meters (50 feet), with 4 inline connectors. First product on the market that complies with the MIPI A-PHY standard, and first to support multi-gig connectivity over low-cost unshielded cables and connectors. Our VA700R, based on the technology of this chipset family, provides a resilient connectivity solution for medium and long vehicles.

Market Segments	Applications	Product Series
		VS100	VS2000	VS3000	VS6320	VA6000	VA7000
Video Conferencing

Offering a complete suite of multimedia distribution solutions, Valens is a market leader with chipsets that power innovation and meet the evolving needs of the hybrid video conferencing market.

	◾ UC&C ◾ Multi-camera Systems ◾ Projectors & Displays	✓	✓	✓	✓	✓	✓

Education

Classrooms are digitizing, with the proliferation of cameras, interactive whiteboards, and more. Valens has the versatile, plug-and-play media distribution solution to support hybrid classrooms.

	◾ Hybrid Classrooms ◾ Interactive Whiteboards ◾ Projectors	✓	✓	✓	✓	✓	✓
Digital Signage Smart and simple digital signage architectures with uncompressed, zero-latency connectivity for longer link distances and reliable 24/7 operation.	◾ Video Walls ◾ Outdoor Displays ◾ Interactive Kiosks	✓	✓	✓	✓

Medical

In an industry that cannot compromise on quality, Valens chipsets support the highest resolution video imaging with no latency, enabling robotic surgeries, disposal endoscopies, and digital operating rooms.

	◾ Medical Imaging ◾ Medical Cameras & Endoscopes ◾ Digital Operating Rooms	✓	✓	✓	✓	✓	✓
Industrial With a rich offering of high performance connectivity solutions, Valens guarantees seamless factory automation and machine vision for the industrial market.	◾ Industrial PC ◾ Machine Vision	✓	✓	✓	✓	✓	✓
Entertainment The highest performance connectivity solution for entertainment setups, from home theaters to super-size immersive video walls and projection mapping.	◾ Museums & Exhibits ◾ Sports & Live Events ◾ Home Theatres	✓	✓	✓	✓	✓

ADAS & Autonomous

As data rates rise with the proliferation of sensors and displays in vehicles, OEMs are facing technological barriers on their quest to reach higher levels of autonomy. Valens’ high-performance connectivity chipsets are the foundation upon which OEMs can level up. Valens chipsets support high bandwidth, zero latency and flawless performance, meeting the evolving requirements for enhances ADAS and safety applications,

	◾ Cameras ◾ Centralized Radar ◾ LiDAR						✓

In-Cabin

Cars have become entertainment centers on wheels, leading to a need for a connectivity solution that can reliably handle the high bandwidth requirements of next-generation digital cockpits. Valens chipsets form the data foundation for an enhance and seamless in-cabin experience.

	◾ Infotainment ◾ Driver monitoring (including surround view) ◾ E-mirrors					✓	✓
Long Vehicles With industry leading resilience and link distance, Valens chipsets bring unprecedented visibility to truck drivers around the world.	◾ Rear-view visibility ◾ Sensor aggregation ◾ Front/side cameras					✓	✓ VA700R

We work in a fabless model, i.e., we outsource all our manufacturing operations, utilizing third-party foundry, assembly, and testing facilities. We primarily manufacture our products through contract manufacturers in Taiwan and Europe. As of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at TSMC, the largest foundry in the world. We use third party contract manufacturers for our assembly and test operations, including Advanced Semiconductor Engineering, STMicroelectronics and UTAC. Lastly, all chips are tested in accordance with specially designed programs developed specifically for each product family. Along the product life cycle, we continuously invest in the improvement of testing to improve manufacturing yield and reduce production costs. We store our product inventory in certain locations, mainly in Asia and Europe, close to many of our customers’ manufacturing facilities.

During the period in which the semiconductor industry experienced challenging supply constraints, we have succeeded in managing our supply and have not had delays in fulfilling our obligations to customers. We have managed to do this utilizing two main strategies:

●	Risk Averse and planning– Even before the shortage, Valens took a conservative approach to inventory management. The trigger for the purchase of inventory for Valens has not exclusively been based on customer purchase orders, but rather on a combination of our assessments of demand based on purchase orders, and forecasts of demand from our sales teams.

●

Capturing capacity allocation from the supply chain vendors– Amid the shortage, we have made necessary adjustments to our supply and demand planning, with the goal of capturing capacity allocation within the supply chain vendors. In order to do so, during 2021 and 2022, we placed longer- term purchase orders for raw materials and manufacturing services, even into the first quarter of 2023. Later in 2023, the macro environment shifted, with high interest rates, inflation, and inventory adjustments that caused customers to transition to a mode of slow digestion of inventories.

We expect the inventory levels incurred, as of the end of 2023, to be consumed over the coming quarters as our customers continue to cautiously manage their supply chains in light of the global economic uncertainties.

Sales, Marketing and Customer Support

We sell our products worldwide through multiple sales channels, including through our direct sales force and through distributors and independent sales representatives, which resell our products to numerous end customers. Approximately 37% and 50% of our net sales in fiscal years 2023 and 2022 respectively, were made to distributors.

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

Customers

Our installed customer base consists of major players in the audio-video space, automotive OEMs and Tier 1 suppliers. In the audio-video market, we serve the leading manufacturers of video distribution equipment, displays, projectors, industrial equipment, and healthcare equipment. We have a wide distribution of our revenues across our more than 100 customers. In 2023 and 2022, our three largest customers, in each year, collectively represented approximately 36% and 32% of our total revenue, respectively.

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

Intellectual Property

We consider the strength of our intellectual property portfolio to be among our most significant competitive advantages. The protection of our technology and intellectual property and proprietary rights is therefore an important aspect of our business. We rely on a combination of patent, trade secret, trademark and copyright laws, confidentiality and non-disclosure agreements, and technical measures to establish, maintain and protect our intellectual property rights and proprietary technologies and processes. As of February 1, 2024, we owned approximately 120 issued patents, and 10 pending patent applications in USA, China, Japan, South Korea and the European Patent Office (EPO). Our patents generally cover a wide variety of areas relevant to our products, specifically covering our innovation in the areas of convergence of multiple-data types/multi-stream over the same wires and robust operation under severe electromagnetic interference (“EMI”).

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

For additional information on risks associated with our intellectual property, see sections titled “Risk Factors—Risks Related to Our Business and Industry—”We may not be able to adequately obtain, maintain, protect, defend or enforce our intellectual property rights, which could harm our competitive position,” “Risk Factors—Risks Related to Our Business and Industry—Our ability to compete successfully depends in part on our ability to commercialize our products without infringing, misappropriating or otherwise violating intellectual property rights of others,” “Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products in the future,” and “Risk Factors—Risks Related to Being a Public Company—We may be named as a party to several legal proceedings in the future, including litigation related to our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.”

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation, or the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data (it is being noted that Israel was re-affirmed by the EU Commission on January 15, 2024, confirming the adequacy of the level of protection of personal data in Israel as an “adequate” country). In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

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

As of December 31, 2023, we had 241 employees and contractors, primarily based in Israel, compared to 313 employees and contractors, as of December 31, 2022. During the third quarter of 2023 we have completed our plan to improve operational efficiency, which included a reduction in force. Our research and development team draws from a broad spectrum of backgrounds and experiences, across technology, with strong engineering, analog mix signal, DSP, VLSI, and software capabilities. We foster an entrepreneurial culture so that we may remain focused and innovative over time, as we strive to serve our customers with openness, transparency, and humility.

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

C. ORGANIZATIONAL STRUCTURE

The Company has subsidiaries in the United States, China, Germany and Japan, which are listed below, as of December 31, 2023 (all subsidiaries are 100% owned by Valens Semiconductor Ltd.)

Name of Subsidiary	Jurisdiction of Organization

Valens Semiconductor Inc.	U.S. (Delaware)
Valens Merger Sub Inc. (“Merger Sub”)	U.S. (Delaware)
Valens Trading (Shanghai) Co. Ltd.	China
Valens Semiconductor GmbH	Germany
Valens Japan Ltd.	Japan

D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarter is in Hod Hasharon, Israel, where we occupy an office space totaling approximately 59,201 square feet (5,500 square meter), under a lease agreement that expires in February 2025, that we are currently negotiating the extension of until February 2029.

In addition, we have offices in:

1.	Texas, USA, where we occupy an office space totaling approximately 1,760 square feet, under a lease agreement that expires in December 2024.

2.	Tokyo, Japan, where we occupy an office space totaling approximately 280 square feet, under a lease agreement that expires in November 2025.

3.	Shenzhen, China, where we occupy an office space totaling approximately 2,152 square feet, under a lease agreement that expires in October 2024.

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

Overview

Valens is a fabless leading provider of high-performance connectivity solutions, pushing the boundaries of connectivity by enabling resilient long-reach, high-performance video and data distribution across verticals in the automotive, audio-video and other adjacent markets.

Tens of millions of Valens chipsets are deployed in millions of audio-video applications globally, across multiple verticals, such as corporate, education, medical, industrial, command-and-control and signage with a customer base that is comprised of the world’s major consumer electronic companies. Valens is the incumbent provider for wired high-performance audio-video connectivity products, compliant with the HDBaseT standard. Our HDBaseT technology’s ability to transmit various signals and power over a single long-reach cable has gained us a market leadership position in the professional audio-video market, providing exceptional digital experiences for which our technology was awarded multiple awards, including an Emmy award. The standard is backed by the HDBaseT Alliance, and co-managed by Valens, LG, Samsung and Sony Pictures.

Valens chipsets are installed in systems manufactured by leading customers and are also embedded in millions of vehicles around the world. In the automotive industry, Valens is a key enabler of the evolution of Advanced Driver-Assistance Systems (“ADAS”) and autonomous driving, supporting Automated Driving Systems (“ADS”), infotainment, telematics and other in-vehicle applications requiring high performance connectivity. The Company’s underlying technology, which offers an exceptionally resilient solution, combining high bandwidth and long link distance, was selected in 2020 by the MIPI Alliance as the basis for the industry standard for high-speed automotive video connectivity (MIPI A-PHY). In 2021, the IEEE standards association also adopted A-PHY as an automotive standard. The A-PHY ecosystem’ continues to evolve, and includes dozens of Tier 1s, camera sensor manufacturers, RaDAR and LiDAR suppliers, component manufacturers, and testing equipment vendors, that are working to serve the growing demand for increased safety in today and tomorrow’s cars, with Valens’ VA7000 MIPI A-PHY chipsets. As data rates rise with the proliferation of sensors and displays in vehicles, OEMs are facing technological barriers in their quest for optimal in-vehicle connectivity. For this need, Valens’ VA7000 chipset family provides a reliable solution, including for vision-based systems, which are key enablers for ADAS and 360-degree perception sensors, as well as for applications such as auto-pilot, surround-view, parking assist, and reverse assist.

Audio-Video

Valens set the standard for long-range wired connectivity in the audio-video market. The Company’s HDBaseT technology supports the digitization of wired connectivity and key leading audio-video product manufacturers, including Crestron, EPSON, Extron, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more. These companies have created thousands of electronic devices that embed Valens’ HDBaseT technology as part of their connectivity solution in millions of products globally, across a variety of verticals, such as videoconferencing, education, medical, digital signage, entertainment and industrial.

HDBaseT enables the simultaneous delivery of ultra-high-definition digital video and audio, Ethernet, USB, control signals, and power, all through a single low cost, long-reach cable of up to 328 feet/100 meters. HDBaseT technology is a hardware-based solution, with no high-level software dependency, enabling true plug-and-play digital connectivity between ultra-HD video sources and remote displays, such as high-resolution projectors and displays. As a market leader for long-range high-performance connectivity, we believe we are well-positioned to capitalize on the continuous opportunities in the various verticals. Valens’ audio-video solutions can be deployed wherever long-distance high-definition video systems are required, for time sensitive applications that require zero latency (a few micro-seconds of latency are commonly perceived in the industry as “zero latency”) (referred to herein as “Zero Latency”), with applications spanning the medical, education and industrial sectors, among others.

Over the past few years, when WFH, remote services, remote and hybrid education became a common practice, the demand for videoconferencing surged, leading to a significant uptick in demand for Valens’ connectivity solutions. In corporations, videoconferencing technology remains essential for office space, video meetings and remote work. This is an ongoing trend, and while the install base is still relatively small, corporates continue to plan how they want to ensemble rooms. In the educational and medical space, we continue to see growing interest in our data-extension capabilities. Our chipsets deliver a high level of safety with Zero Latency, and high-bandwidth uncompressed video connectivity, which is required for medical imaging devices such as MRIs, CTs, X-Rays, robotic surgery, and endoscopy. We introduced our latest connectivity solution in that regard in 2023 when we announced the launch of the VS6320 chipset, a USB3.2 Gen1 extension solution, which provides a high-performance and efficient long-distance single-chip extension solution that addresses a critical need in the global videoconferencing, information technology (IT), industrial and medical markets. USB3.2 has emerged as the go-to interface for devices used in videoconferencing and IT and is increasingly being used in industrial and medical applications. We believe that this addition to our product portfolio will cement our market-leader position in providing high-performance, long-reach connectivity solutions for audio-video applications, and now, also where USB 3.2 extension solutions are required.

Automotive

Valens has made significant inroads in the automotive market. Its high-performance symmetric connectivity solution is the only multi-gigabit connectivity solution over UTP wiring that is currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. Mercedes-Benz selected Valens products to power Mercedes-Benz’s infotainment systems in most of its models, including in electric vehicles.

Valens’ solution is scalable, allowing it to support the evolution of car architecture and the growing need for in-vehicle high-speed, resilient connectivity. Valens chipsets address the needs of the increasingly interconnected vehicle computer systems, such as ADAS, AD, infotainment, and telematics as well as enabling other safety-enhancement applications. It will also enable the deployment of software-defined vehicles of the future.

The demand for a global standard for ultra-high-speed in-vehicle connectivity is accelerating. As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, RaDARs and LiDARs, and other sensors for safety applications, the amount of data being generated within the car will rise exponentially. This requires a reliable, high-performance connectivity solution. Valens chipsets allow car makers to transmit data at multi-gigabit bandwidth over error-free links with Zero Latency, all with a low total system cost.

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

Since 2021, a growing number of Tier 1s, leading System-on-Chip (SoC), camera sensor, RaDARs and LiDAR component manufacturers stated that they will integrate A-PHY into their products going forward. In addition, automotive OEMs continue to explore the implementation of VA7000 chipsets in their next generation car models.

In 2022 and 2023, we continued to see the expansion of the VA7000 ecosystem as reflected in multiple engagements described in “Part I, Item 4. Information on the Company – B. Business overview”.

Valens’ technology provides one of the safest, most resilient, ultra-high- performance in-vehicle connectivity solutions, all transmitted through standard, simple, low-cost, low-weight wires and connectors, enabling advanced electronics architecture in cars. Valens’ superior PHY technology enables powerful bandwidth over long-reach and low-cost infrastructure, while maintaining error-free links (MIPI A-PHY targets worst case PER of 1E-19 (10-19) which translates to mean-time between packet errors of ~80,000 years for a 16Gbps link and EMC performance, hence providing the safety and resilience required to handle the harsh automotive environment.

Valens’ chipsets meet the stringent requirements of the automotive industry which is undergoing a major transformation towards increase in links bandwidth, sensor fusion and transition to software-defined vehicles. To enable these evolutions, cars are anticipated to be equipped with a growing number of sensors, combining multiple sensor types – cameras, LiDARs and RaDARs, and to be supported by intelligently connected architectures, to deliver data, video and functionality required by safety applications, in real time, all in an increasingly electro-magnetic challenging environment.

As the automotive industry continues to advance towards the next stages in the evolution of autonomous driving by integrating more cameras, LiDARs, RaDARs, other sensors for safety applications, and additional safety-enhancing applications, the amount of data being generated within the car will continue rising exponentially, requiring a reliable, high-performance, resilient connectivity solution. Valens chipsets will allow OEMs to resiliently transmit data at multi-gigabit bandwidth over error-free links with Zero Latency, all with a low total system cost.

Valens high-speed symmetric connectivity solution supports the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. Valens partnered with Mercedes-Benz to power Mercedes-Benz’s infotainment and telematics systems, which started with the S-Class model in the fourth quarter of 2020, and can now be found in the S, C and E-class models, including in the Electric Vehicle (EV) models.

For the trucking market, Valens tackled unaddressed safety and operational market needs. We have two offerings which enable the deployment of innovative visibility solutions for truck drivers under the harshest conditions – a new surround view and ADAS application which is suitable for medium and long vehicles, and a rear-view safety solution, for tractor-trailers.

Valens connectivity solutions for the surround view and ADAS applications provides industry leading bandwidth and link distance, allowing sensor connectivity at up to 4Gbps for distances of up to 40 meters/130 feet, while supplying power and bi-directional control over the cable. The trucking industry has suffered from a lack of visibility due to the complex technical challenge of long-distance connectivity in a rough Electromagnetic Compatibility (EMC) environment. Valens is uniquely capable of overcoming this challenge, with this solution which provides for the performance needed for enhanced surround view and ADAS systems in long vehicles.

In recent years Valens has been working with Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems, to enhance tractor-trailer safety, through advanced connectivity and vision solutions and in 2023, this solution was deployed for in-roads vehicle testing.

Key Factors and Trends Affecting Our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Design Wins with New and Existing Customers

Valens’ technology is a key enabling technology for both audio-video applications and the automotive market. Since our solutions are sold as part of a broader platform developed by the OEMs and system vendors, it is critical that we achieve a deep level of cooperation, partnership, and joint planning by technical and strategic teams to win designs with these customers. Our customers are continuously developing new products in existing and new application areas, and we work closely with them to understand their product roadmaps and strategies. The time required to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than, in general, in the audio-video market, with the exception of the medical and industrial verticals that may require longer times. For new products, the time from design initiation and manufacturing until we generate revenue can be lengthy, typically within three years in the audio-video market and up to five years in the automotive space. As a result, our future revenue is highly dependent on our continued investment in new products and our success at winning design awards from our customers. We consider design wins to be critical to our future success and anticipate being increasingly dependent on revenue from newer design wins for our newer products. The selection process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win with no assurance that our solutions will be selected. As a result, the loss of any key design win or any significant delay in the ramp-up of volume production of the customer’s products into which our product is embedded could adversely affect our business. In addition, volume production is contingent upon the successful market introduction and acceptance of our customer’s end products, which may be affected by several factors beyond our control.

In the audio-video space, Valens continues to gain new design wins with both its mature chipset product families (VS1xx and VS2xxx), and with the VS3000 more recent chipset family for audio-video applications. The VS3000 supports technological innovation for audio-video, bringing to the industry a truly uncompressed 4K60@4:4:4 video distribution solution. This product is one of the most advanced, highly integrated chipsets for high bandwidth (e.g., uncompressed HDMI2.0) long-range connectivity solutions in the market. The versatility of our VS3000, enables our customers to innovate, and design differentiated products across a number of industries, including the growing videoconferencing, digital signage, education, medical imaging and industrial verticals. During 2023, we enhanced the sales of our VA6000 chipsets, originally designed for automotive, for USB extension applications in the audio-video market, and towards the end of 2023 we shipped engineering samples of our new VS6320 chip, a USB3.2 high-performance and efficient long-distance single-chip extension solution that addresses a critical need in the global videoconferencing, information technology (IT), industrial and medical markets and have started seeing orders for this product even before the start of the mass production of this newest addition.

In the automotive space, Valens is in mass production with Mercedes-Benz for the connectivity of certain infotainment and telematics systems. Starting late 2020, our products have been deployed in mass production in most Mercedes-Benz car models. While Mercedes-Benz selected our technology for use in its cars, Valens sells its products to certain Tier 1 suppliers that serve Mercedes-Benz for this project. In 2023 we had record sales of the VA6000 as it was the first full year in which Mercedes Benz expanded the use of the infotainment system which includes this chip to a broad range of car models, including in Evs.

With respect to future business opportunities, Valens is mainly focused on achieving design wins by leading automotive OEMs and Tier 1s, which, if achieved, are expected to create for Valens a long-term recurring revenue stream. In addition to automotive uses, the VA7000 chipset family is well suited for applications in markets served by the audio-video business unit such as medical and industrial. We also expect to focus on achieving design wins in the trucking market with our new high-performance resilient solutions for vision and safety systems that address safety-critical issues in the trucking industry.

Continuing to Acquire New Customers

Our operating results and growth opportunity depend, in part, on our ability to attract new customers. We currently have over 100 paying customers, and we continue to focus our efforts on increasing the number of customers that use our products.

We continuously seek to better the connectivity solutions offered by us, at higher speeds, bandwidth, Zero Latency, and lower costs. We believe this creates significant opportunities, as detailed below.

For ADAS and autonomous driving, the use of an increasing number of sensors, cameras and displays in the vehicle in conjunction with the shift towards centralized compute, sensor fusion, zonal architecture, and software-defined vehicles, is driving the unprecedented demand for high-performance connectivity and data processing capabilities. The amount of data distributed and processed throughout the vehicle has resulted in enormous bandwidth requirements. We believe this bandwidth is expected to continue to grow exponentially in the coming years. Since more ADAS systems are being deployed in cars, together with an increasing volume of electronic hardware components to support software-defined vehicles, and as this trend continues to accelerate, high-speed and error-free links with zero latency will be of the utmost importance. The need for even greater passenger safety remains a top priority for automotive OEMs. This is driving the trend for integrating more ADAS systems in each vehicle, increasing the number and different types of sensors (cameras, radars, and LIDARs), high resolution displays and other high-speed, resilient connections, all of which are required to ensure safety in cars with advanced driving assistance systems and ultimately, in the autonomous cars. Valens is completely agnostic as to the types of sensors being deployed in cars, since they all require long-reach high-speed connectivity and, more importantly, zero latency in order to detect and act upon safety events within micro-seconds.

Customer Demand, Orders and Forecasts

The economic slowdown in 2023 resulted in a decrease in the demand for our semiconductor audio-video products, while the demand for our automotive VA6000 solution by Mercedes-Benz increased, with its deployment in additional car models. Currently, the macroeconomic headwinds continue, and the semiconductor industry is facing demand weakness alongside inventory burn. As this economic environment phenomenon continues, we continue to carefully monitor our supply chain as well as the implications of the macroeconomic environment on our operations. Our ability to quantify the future impact of the macroeconomic challenges on our business is limited and its effects on our business are unlikely to be fully realized, or reflected in our financial results, until future periods.

Product and Research & Development

We view research and development expenditures as investments that enable us to grow our business over time. These investments consist primarily of costs incurred in performing research and development activities including compensation, pre-production engineering mask costs, engineering services, development tools cost, third parties’ intellectual property (IP) license fees, depreciation of equipment, prototype wafers, packaging, test costs as well as overhead costs. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Post qualification, product costs are included in cost of goods sold.

 Cyclical Nature of the Semiconductor Industry

The semiconductor industry is cyclical in nature and characterized by increasingly rapid technological change, product obsolescence, competitive pricing pressures, evolving standards, short product life cycles and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render some of our audio-video and automotive connectivity products obsolete and require us to devote significant research and development resources to compete effectively. Periods of rapid growth and capacity expansion are occasionally followed by significant market corrections in which sales decline, inventories accumulate, and facilities go underutilized, as the industry has witnessed in 2023. During periods of expansion, our margins generally improve as fixed costs are spread over higher manufacturing volumes and unit sales.

In 2022 the semiconductor industry experienced a significant upturn following the supply imbalance that resulted in record revenues, higher average selling prices (“ASPs”) and per-product profitability. In 2023 this upcycle was followed by a downturn. Historically, such down-cycles have been characterized by reduced demand for end-user products, high inventory levels and periods of inventory adjustment, under-utilization of manufacturing capacity, changes in revenue mix, and erosion of average selling prices.

Shortages in the semiconductor industry have been attributed to a variety of factors, including the COVID-19 pandemic, trade disputes among the United States and China, weakness in demand in certain markets, supply chain capacity challenges, price increases for semiconductors across applications and excess inventory. These factors had a direct impact on our business, as has been the case with many other companies, suppliers, distributors, and customers in the semiconductor industry. Prolonged or significant downturns in the semiconductor industry could negatively affect our sales, production by our suppliers, productivity and margins.

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

Manufacturing Costs and Product Mix

Gross margins have been, and will continue to be, affected by a variety of factors, including ASPs of our products, product mix in a given period (which is composed of the product mix between our audio-video products and automotive chips and the mix of different product generations within the audio-video segment), material costs, yields, manufacturing costs and efficiencies. We believe the primary driver of gross margin is the ASP negotiated between us and our customers relative to material costs and yields. To maintain the competitiveness of our products, we are required from time to time to adjust our products’ ASPs. We continually monitor and work to reduce the cost of our products and improve the potential value of the solutions provided to our customers, as we target new design win opportunities and manage the product life cycles of our existing customer designs. Nevertheless, in recent years, following the global shortage in the semiconductor industry and the surge of inflation rates, we have seen an increase in prices from our supply chain vendors (after many years of continuous price reductions) that forced us to pass on such price increases to our customers. We also maintain a close relationship with our suppliers and subcontractors to improve quality, increase yields and lower manufacturing costs. Our gross margin may fluctuate on a quarterly basis, due to changes in ASPs, product mix, new product introductions, transition ramp-up of manufacturing, customer demand and other manufacturing costs.

Key Financial and Operating Metrics

We regularly monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics for the years ended December 31, 2023, 2022 and 2021 aid us in developing and refining our growth strategies and making strategic decisions.

	Year Ended December 31,
	2023	2022	2021
	(dollars in thousands)
Revenues	84,161	90,715	70,684
Gross profit	52,592	63,390	50,579
% Gross margin	62.5%	69.9%	71.6%
Net loss	(19,661)	(27,667)	(26,534)
Net loss margin	(23.4)%	(30.5)%	(37.5)%
Working capital	158,763	163,721	183,332
Cash, cash equivalents and short-term deposits	142,020	148,387	174,359
Net cash used in operating activities	(6,359)	(22,095)	(21,609)
Non-GAAP Financial Data:
Adjusted EBITDA loss (1)	(10,259)	(14,903)	(16,098)
Adjusted EBITDA Margin (1)	(12.2)%	(16.4)%	(22.8)%
Book to bill	0.64	0.84	1.69

(1)	Non-GAAP measure. Refer to “Non-GAAP Financial Measures”. See below for an explanation and reconciliation to closest equivalent GAAP metrics.

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

Cash and Cash Equivalents and Short-term Deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities over three months and up to one year. As of December 31, 2023, and 2022, short-term deposits denominated in U.S. Dollars and New Israeli Shekel (NIS), bore average interest rate of 5.8% and 4.2%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

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

The following table provides a reconciliation of net loss to Adjusted EBITDA.

	Year Ended December 31,
	2023	2022	2021
	(dollars in thousands)
Net loss	(19,661)	(27,667)	(26,534)
Adjusted to exclude the following:
Financial expenses (income), net	(5,637)	1,770	(1,102)
Change in fair value of Forfeiture Shares	(1,713)	(2,907)	173
Income Taxes	112	451	407
Equity in earnings of investee	(18)	(16)	(10)
Depreciation	1,632	1,377	1,099
Stock-based compensation expenses	15,026	12,089	9,869
Adjusted EBITDA loss	(10,259)	(14,903)	(16,098)

Components of Our Results of Operations Revenues

The vast majority of our revenues are generated from selling products, mainly semiconductor products (chips). Revenues from product sales are recognized when our customers (which include our distributors) obtain control over our product, typically upon shipment to such customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Cost of Revenues

Our cost of revenue includes cost of materials, such as the cost of wafers, costs associated with packaging and assembly, testing costs as well as shipping cost, depreciation cost of production equipment, cost of personnel (including stock-based compensation), cost of logistics and quality assurance and other expenses associated with manufacturing support. In addition, we incur royalty payment expenses for certain third-party IP embedded in our chips, which represent between 0.5% and 2% of revenue earned, plus up to $0.10 per chip depending on the chip.

During the shortage in the semiconductor industry in 2021 and 2022, we successfully and carefully managed our inventory levels and were able to fulfill all our customers’ demand in these years. In 2023, as the global economy trends shifted, with the rise of interest rates, and as our customers were focused on carefully managing their inventory levels, we continued to carefully manage our inventories, and have effectively reduced them throughout the year.

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

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services, IP and development tools licenses, and depreciation. In 2023, we announced a plan to improve operational efficiency, which resulted in lower R&D expenses. Nevertheless, our long-term growth opportunities remain strong and we expect research and development expenses to increase in future periods to support our growth. This will include our continuing to invest in optimization, accuracy and reliability of our products and other technology improvements to support and drive operational efficiency. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

In 2022 and 2023, most of our research and development expenses derived from the development of:

1.	The MIPI A-PHY standard compliant VA7000 chipset family product which is composed of a transmitter and a receiver for various automotive high-performance, resilient applications. In 2022-2023 the Company enhanced the feature set of the VA7000, preparing it for mass production, with vast majority of the expenses for this activity incurred in 2022.

2.	The new VS6320 chipset is intended for the audio-video market. It is the first highly integrated, professional grade single chip targeted for extending the full capabilities of USB3.2 Gen1 and USB2.0 over a single 100 meter/328 feet Category cable. In addition, the VS6320 embeds the necessary control signals like I2C, Universal asynchronous receiver-transmitter (“UART”), and other General-purpose input/outputs (“GPIOs”). The VS6320 is a cost and power optimized solution, making it ideal for embedding it into products designed for video conferencing, as well as the industrial and medical markets.

3.	The VS3000 product family, which is intended for the audio-video market, enables faster implementation for customers triggered by its rich features and higher level of integration. The development expenses were focused on the enrichment of the product feature set, the improvement of production yield, as well as the development of the firmware required for the product.

4.	A system-based solution, Valens’ USB and Power Extender. Valens’ USB and Power Extender integrates seamlessly with the Logitech Rally Camera, or any other Logitech USB device. Extension and connection through this product is fast and easy, requiring only a single, standard field terminated Category cable, and no nearby receiver-side AC power outlet. The product allows the freedom to place USB devices anywhere in the room and connect them over a single, standard Category cable.

5.	Our next-generation audio-video chipset family, extending multiple high-speed interfaces like video, audio and USB in a single chip, including on chip PHY, which will support the growing need for high bandwidth connectivity over standard cabling and will enable our customers to build innovative products to connect between cameras and other video and audio sources with display or compute products. In 2023, we purchased IP rights for use with this next-gen product which contributed to the increase of our research and development expenses in the audio-video segment.

Sales and marketing expenses

Sales and marketing expenses consist of sales commissions, advertising costs, travel costs, overhead expenses, payroll, and other personnel related costs, including salaries, share-based compensation, and employee benefits. In the future, we expect to increase sales and marketing expenses to support the overall growth of our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel-related costs, including salaries, share-based compensation, employee benefits and expenses for executive management insurance and other expenses. In addition, general and administrative expenses include fees for professional services and occupancy costs. The 2023 general and administrative expenses were substantially lower than our 2022 expenses, mainly due to the reduction in D&O policy’s premium. While we expect our general and administrative expenses to increase to support the growth of our business, we expect some of this increase to be offset by a certain decrease in insurance and professional services expenses.

Financial income (expense), net

Financial income (expense), net, primarily consists of interest income from deposits and gains/losses from foreign exchange fluctuations. In 2023, due to rising inflation rates, we have seen an increase in our financial income.

Change in fair value of Forfeiture Shares

Reflects expenses or income related to costs attributed to the change in fair value of Forfeiture Shares. The Company classifies these Forfeiture Shares as liabilities which are presented at their fair value. This liability is subject to re-measurement at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations. In 2023, there was a decrease in the fair value of the Forfeiture Shares, mainly due to a decrease in our stock price.

Income taxes

The statutory corporate tax rate in Israel is 23% for fiscal years 2023 and 2022. For the years ended December 31, 2023, and 2022, Valens operated at a loss position and therefore had no corporate tax liability other than current tax payments due to non-deductible expenses. During 2022, the Company received a final tax assessment for fiscal years 2016-2017 from the Israeli Tax Authorities.

As of December 31, 2023, Valens had a net operating loss carry forward of approximately $116 million, compared to $99 million as of December 31, 2022. The increase in the net operating loss carry forward is driven by changes in the currency exchange rate of New Israeli Shekel compared to U.S. Dollar (Valens is taxed in New Israeli Shekel (‘NIS’), which is different from its functional currency (U.S. Dollar)), together with our assessment of the Company’s 2023 tax results. As of 2024, the Company will file its tax return in U.S. Dollar.

Equity in earnings of investee

In March 2010, the Company incorporated, together with LG Electronics, Samsung Electronics and Sony Pictures Technologies Inc., the HDBaseT Licensing LLC (the “LLC”) in Oregon, USA. The Company holds a 25% stake in the LLC. The LLC’s purposes are (i) to hold, obtain, license and/or acquire rights to certain IP associated with or connected to or related to technical specifications developed by the HDBaseT Alliance, an Oregon nonprofit mutual benefit corporation (hereafter the “Alliance”), to enter into licensing arrangements for such intellectual property as required by the IP rights policy of the Alliance.

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

Segment reporting

The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments, based on the two markets the Company serves:

●	Audio-video: The Company’s wired connectivity solutions for the audio-video market deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable. The products sold to enterprise, education, industrial, digital signage and medical markets.

●	Automotive: Valens Automotive products enable safe and resilient high-speed in-vehicle wired connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information on revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

Revenues and cost of revenues are directly associated with the activities of a specific segment. Operating expenses directly, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses that cannot be attributed directly are allocated evenly between segments. Other operating expenses are allocated to segments based on a headcount ratio.

Results of Operations

The following table provides our consolidated statements of operations for the years ended December 31, 2023, and 2022. For further discussion regarding our consolidated statements of operations for the years ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to “Item 5. Operating and Financial Review and Prospectus” in our Annual Report on Form 20-F for the year ended December 31, 2022.

	Year Ended December 31,		$	%
	2023	2022	Change	Change
	(dollars in thousands)
Revenues
Audio-Video	57,411	74,540	(17,129)	(23.0)%
Automotive	26,750	16,175	10,575	65.4%
Consolidated	84,161	90,715	(6,554)	(7.2)%
Cost of revenues
Audio-Video	(13,149)	(16,115)	2,966	(18.4)%
Automotive	(18,420)	(11,210)	(7,210)	64.3%
Consolidated	(31,569)	(27,325)	(4,244)	15.5%
Gross profit
Audio-Video	44,262	58,425	(14,163)	(24.2)%
Automotive	8,330	4,965	3,365	67.8%
Consolidated	52,592	63,390	(10,798)	(17.0)%

Operating expenses

Research and development expenses:
Audio-Video	(25,620)	(20,901)	(4,719)	22.6%
Automotive	(22,551)	(37,306)	14,755	(39.6)%
Consolidated	(48,171)	(58,207)	10,036	(17.2)%
Sales and marketing expenses
Audio-Video	(7,410)	(7,290)	120	1.6%
Automotive	(9,904)	(9,669)	(235)	2.4%
Consolidated	(17,314)	(16,959)	(355)	2.1%
General and administrative expenses:
Audio-Video	(7,062)	(8,259)	1,197	(14.5)%
Automotive	(6,962)	(8,334)	1,372	(16.5)%
Consolidated	(14,024)	(16,593)	2,569	(15.5)%
Total operating expenses	(79,509)	(91,759)	(12,250)	(13.4)%
Operating income (loss) before financial income, net
Audio-Video	4,170	21,975	(17,805)	(81.0)%
Automotive	(31,087)	(50,344)	19,257	(38.3)%
Consolidated	(26,917)	(28,369)	1,452	(5.1)%
Change in fair value of Forfeiture Shares	1,713	2,907	(1,194)	(41.1)%
Financial income (expenses), net	5,637	(1,770)	7,407	(418.5)%

Loss before income taxes	(19,567)	(27,232)	7,665	(28.1)%
Income taxes	(112)	(451)	339	(75.2)%
Loss after income taxes	(19,679)	(27,683)	8,004	(28.9)%
Equity in earnings of investee	18	16	2	12.5%
Net loss	(19,661)	(27,667)	8,006	(28.9)%

Revenues

Revenues decreased by $6.6 million, or 7.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This reduction is driven by a decrease in demand for our audio-video products due to customers’ high inventory levels and slow inventory digestion in 2023.

Audio-video revenues decreased by $17.1 million, or 23.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily driven by the decrease in units sold to our Audio-video customers.

Automotive revenues increased by $10.6 million, or 65.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily driven by the increase of units sold to our automotive customers for the Mercedes-Benz project with the expansion of our solution into additional car models, including EV.

Cost of revenues

Cost of revenues increased by $4.2 million, or 15.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increased cost includes inventory write-offs in the amount of $1.1 million, however, was primarily due to higher portion of automotive chipsets sold during 2023.

Audio-video cost of revenues decreased by $3.0 million, or 18.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily driven by the decrease in units sold to our Audio-video customers. At the same time, the Automotive cost of revenues increased by $7.2 million, or 64.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, due to the increase in units sold to our automotive customers for the Mercedes-Benz project, with the expansion of our solution into additional car models, including EV.

Gross profit and gross margin

Gross profit was $52.6 million, or 62.5% of revenues, for the year ended December 31, 2023, compared to $63.4 million, or 69.9% of revenues, for the year ended December 31, 2022. The change in gross profit mainly resulted from the decrease in product volume shipment; and the increase in the portion of the automotive revenue, compared to the audio-video segment which incurs higher gross margins (automotive contributed 31.8% and 17.8% of the total 2023 and 2022 revenues, respectively, and 15.8% and 7.8% of the 2023 and 2022 gross margin, respectively).

Gross profit for audio-video was $44.3 million, or 77.1% of audio-video revenues, for the year ended December 31, 2023, compared to $58.4 million, or 78.4% of audio-video revenues, for the year ended December 31, 2022.

Gross profit for automotive was $8.3 million, or 31.1% of automotive revenues, for the year ended December 31, 2023, up from a gross profit of $5.0 million, or 30.7% of automotive revenues, for the year ended December 31, 2022. The slight increase in gross profit in the automotive segment was due to the increase in our 2023 automotive volumes, compared to 2022, which contributed to the improved production yield, and which have increased the profitability rate per chipset; and in 2023, the fixed costs of production remained relatively stable, and coupled with the higher revenues, the gross margin of the automotive segment increased.

Operating expenses

Research and development expenses

Research and development expenses decreased by $10.0 million, or 17.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. While Audio-Video research and development expenses increased by $4.7 million, or 22.6%, Automotive research and development expenses decreased by $14.8 million, or 39.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. These results are mainly driven by a shift of the workload between the segments, as well as the IP and tape-out expenses attributed to products from each segment, coupled with a reduction in our payroll expenses as a result of implementing an efficiency plan in 2023, as more fully detailed below:

1.	Decrease in payroll expenses – In June 2023, we announced the implementation of a plan to improve efficiency by reduction in force, which was fully implemented by the end of the third quarter. In addition, payroll expenses decreased due to the revaluation of the U.S. dollar compared to the New Israeli Shekel (NIS), which is the currency used to pay our engineering staff in Israel. During 2023 the revaluation of the U.S. dollar to the NIS was 6.4%. As a consequence, payroll and payroll related expenses decreased by an overall amount of $6.1 million.

2.	In 2023 and 2022, we invested in the development of the VA7000 chipset family, to provide a richer feature set and enhanced performance, in line with our plan for the VA7000 to be ready for mass production (this included an expense of $4.2 million for product-manufacturing mask-sets). The majority of these expenses were incurred in 2022.

3.	In 2023, we invested in the development of our next generation audio-video solution, which included an expense of $3.1 million in IP rights purchasing.

Sales and marketing expenses

Sales and marketing expenses increased by $0.4 million, or 2.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Sales and marketing expenses for audio-video increased by $0.1 million, or 1.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. Sales and marketing expenses for automotive increased by $0.2 million, or 2.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

The increase in sales and marketing expenses in 2023, was primarily due to an increase in expenses related to participation in tradeshows and exhibitions following the reduction of these expenses in 2022, following the pandemic, when the Company was forced to reduce attendance in in-person conferences, which were replaced by virtual marketing activities.

General and administrative expenses

General and administrative expenses decreased by $2.6 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, reflecting a decrease of 15.5%.

General and administrative expenses for audio-video decreased by $1.2 million, or 14.5% and General and administrative expenses for automotive decreased by $1.4 million, or 16.5%, respectively for the year ended December 31, 2023, compared to the year ended December 31, 2022.

The Directors and Officers (“D&O”) insurance premium in 2023 and 2022 totaled $1.5 million and $3.7 million respectively, reflecting the fact that the Company renewed its D&O insurance at a significantly reduced premium.

In addition, a decrease of $0.3 million in payroll expenses was due to the revaluation of the U.S. dollar compared to the NIS.

Financial income (expense), net

Finance income for the year ended December 31, 2023, was $5.6 million compared to finance expenses of $1.8 million for the year ended December 31, 2022, reflecting an increase of $7.4 million, or 418.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The net increase was primarily driven by the following reasons:

●

The currency of the primary economic environment in which we conduct our operations is the U.S. Dollar. Accordingly, the Company uses the U.S. Dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. Dollars, at the end-of-period exchange rates, except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses of the Israeli office), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. The impact of the devaluation of the NIS compared to the U.S. dollar. In 2023 the Company booked a financial expense of $1.1 million, compared to expense of $4.4 million in 2022 related to foreign currency exchange differences.

●	During 2023 interest rates applied to U.S. dollar and the NIS deposits, increased significantly. Considering our cash position, we benefited from these interest rate changes. Our interest income in 2023 and 2022 amounted to $6.7 million and $2.3 million, respectively.

Loss before income taxes

Loss before income taxes decreased by $7.7 million, or 28.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease in loss was primarily driven by the following factors:

●	the decrease of $10.8 million in gross profit;

●	the decrease of the total operating expenses by $12.2 million from 2022 to 2023;

●	the decrease of $1.2 million related to the change of the fair value of Forfeiture Shares; and

●	the increase of $7.4 million in financial income (expenses).

Income taxes

Income taxes decreased by $0.3 thousand, or 75.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily driven by taxes recorded in 2022, that were related to the conclusion of tax assessments for the years 2016 and 2017.

B. Liquidity and Capital Resources

As of December 31, 2023, we reported an accumulated shareholders’ equity in the amount of $164.3 million, compared to $167.4 million on December 31, 2022.

The decrease in shareholders’ equity during 2023 is mainly driven by the net loss in the amount of $19.7 million, offset by an increase of the additional paid-in capital, due to stock-based compensation expenses of $15.0 million; and the exercise of stock options by grantees in the amount of $1.5 million.

Our primary cash needs are for working capital, contractual obligations, and other commitments. During the years 2023 and 2022, the net cash outflows from our operating activities totaled at $ 6.4 million and $22.1 million, respectively.

Our working capital balance as of December 31, 2023, and December 31, 2022, were $158.8 million and $163.7 million respectively, of which our cash, cash equivalents and short-term deposits balance as of December 31, 2023, and December 31, 2022, were $142.0 million and $148.4 million, respectively. The cash balances are deposited mainly in major Israeli financially sound institutions.

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

We believe the cash, cash equivalents and short-term deposits as of December 31, 2023, which totaled at $142.0 million are sufficient to support the working capital needs of the Company for at least the 12-month period from the date of this report.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2022
	(dollars in thousands)
Cash Flow Data:
Net cash used in operating activities	(6,359)	(22,095)
Net cash provided by (used in) investing activities	1,352	(11,729)
Net cash provided by financing activities	1,498	822
Effect of exchange rate changed on cash and cash equivalents	746	(3,765)
Net decrease in cash and cash equivalents	(2,763)	(36,767)

Operating Activities

During the year ended December 31, 2023, the net cash used in operating activities was $6.4 million, primarily resulting from a net loss of $19.7 million, offset by adjustments to reconcile net loss to net cash used in operating activities, in the amount of $13.3 million (which includes mainly a decrease in inventories and non-cash expenses of depreciation, stock-based compensation). The inventory balance, as of December 31, 2023, totaled to $13.8 million, compared to $23.8 million, as of December 31, 2022.

Investing Activities

During the year ended December 31, 2023, net cash provided by investing activities was $1.4 million, consisting of $2.6 million, net, generated from short term deposits and an additional amount of $1.2 million used for purchases of property and equipment.

During the year ended December 31, 2022, net cash used in investing activities was $11.7 million, consisting of $10.6 million, net, invested in short term deposits and an additional amount of $1.1 million used for purchases of property and equipment.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was $1.5 million, due to proceeds received from stock options exercised by grantees.

During the year ended December 31, 2022, net cash provided by financing activities was $0.8 million, due to proceeds received from stock options exercised by grantees.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due, as of December 31, 2023. Future events could cause actual payments to differ from these estimates (figures in the table are dollars in thousands).

	2024	2025	2026	Thereafter
Operating Leases	$417	$133	$14	$-
Non-cancellable purchase obligations:
To supply chain vendors	$4,951	$-	$-	$-
To intellectual property vendors (including development tools)	$3,148	$2,221	$144	$-
Total contractual obligations	$8,516	$2,354	$158	$-

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

The table above further does not include future rental payments of future extension periods of $1,349 thousand and $42 thousand for the years ended on December 31, 2024, and 2025.

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

D. Trend Information

See “Item 5. Operating and financial review and prospects – A. Operating results.”

E. Critical Accounting Policies and Estimates

Our discussion and analysis of the financial condition results of operations are based upon our consolidated financial statements included elsewhere in this Annual Report. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

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

In prior year periods, there were no material differences between management’s estimates and actual results, reflecting management’s long-term experience in leading semiconductor operations and in accurately estimating the Company’s performance.

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

We generate revenues from selling products, mainly semiconductor products (or “chips”). Revenues from product sales are recognized when the customer (which includes distributors) obtains control over our product, typically upon shipment to the customer. Taxes collected from our customers relating to product sales and remitted to governmental authorities are excluded from revenues.

We do not grant a right of return, refund, cancelation or termination. From time to time, to incentivize certain distributors to increase demand, we provide them with the right to free or discounted products in future periods that provides a right to the customer subject to meeting pre-defined volume conditions. In recognizing the revenue from the sale to such distributors, prior to the actual meeting of such volume conditions, the Company recognizes only the portion of the revenue that is certain, assuming that such conditions have been met in full. The Company recognizes the full revenue in such engagements upon the earlier of: (i) the transfer of the entire volume, including the free or discounted products and (ii) the right expires without exercise by the distributor. As of December 31, 2023, and December 31, 2022, the deferred revenues for such rights were $0 thousand and $0 thousand, respectively.

We generally provide our customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under our standard terms and conditions of sale, liability for certain failures of product during the stated warranty periods are usually limited to repair or replacement of defective items.

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

We use the Black-Scholes option-pricing model to determine the fair value of stock options using the following assumptions:

	Year Ended December 31,
	2023	2022
Volatility	48.4%-63.8%	46.7%-47.7%
Risk-free interest	3.62%-4.21%	1.31%-3.00%
Dividend yield	0%	0%
Expected Term (in years)	4-5	4-6
Portion of Forfeited Options (based on management estimations)	3.5%	3.5%-4.5%

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

In valuing Valens ordinary shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and an Initial Public Offering (IPO) scenario. The income approach estimates value based on the expectation of future cash flows that the company will generate, together with the Company’s estimates with respect to the required capital expenses (CAPEX). These future cash flows were discounted to their present values using a discount rate (weighted average cost of capital (“WACC”)) based on the capital rates of return for comparable publicly traded companies and was adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The IPO scenario estimated value based on a comparison of the Company to comparable public companies in a similar line of business. If the Company had made different assumptions than those used with these two approaches, then the valuation of the Company’s Ordinary Shares could have been different, therefore, its share-based compensation expense, net loss and net loss per ordinary share could vary. For example, the Company attributed a higher probability for then on-IPO scenario, based on the management’s assessment as of the valuation date. In addition, the Company’s management assumed different discount rates due to lack of marketability in both scenarios.

Company’s valuations were prepared in accordance with the Guidelines, which prescribe several valuation approaches for setting the value of an enterprise, such as the cost, income and IPO scenario, and various methodologies for allocating the value of an enterprise to the Company’s ordinary shares. The option pricing method (OPM), which treats Company’s security classes as call options on total equity value and allocated its equity value across its security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method was used when the range of possible future outcomes was difficult to predict, and forecasts were highly speculative. The Company believed this method was applicable given the expectation of various potential liquidity outcomes and the difficulty of selecting appropriate enterprise values given no public market for Company’s shares. Beginning on January 1, 2020, for options granted as of such date, the Company utilized a hybrid model of two scenarios: (1) the OPM that was based on a Discount Cash Flow method (DCF); and (2) Probability Weighted Expected Return Method (“PWERM”).

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

The determination of the valuation of our inventories involve consideration by the management of the Company with respect to:

(1)	quantities of finished goods and work in process required for the fulfillment of customers’ demand.

(2)	the date of manufacturing of the inventories (“date code”) and the Company’s ability to sell such inventories prior to their expiry date, as well as their applicable net realizable value. In 2023 the inventory write-down totaled to $1.1 million (representing 3.5% of the cost of revenues), and in 2022 inventory write-down totaled to $23 thousands (representing 0.1% of the cost of revenues).

(3)	potential schedule delays by customers may affect inventories valuation.

(4)	the need to increase inventories as experienced for example in 2022, due to the shortage in the global semiconductor market, as well as the increase of lead time from the supply chain, together with the need to maintain sufficient inventory levels to ensure competitive performance, as we experienced then and may experience again in the future, are balanced against the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in note 2 of the notes to our consolidated financial statements as of December 31, 2023.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional currency. All our revenues were denominated in U.S. dollars for the years ended December 31, 2023, and 2022, however certain operating expenses were denominated in the New Israeli Shekel (NIS), mainly payroll to the team that works in the Company headquarters in Israel.

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

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the credit worthiness of our partners and customers. We have not experienced any losses related to receivables from customers during the years ended December 31, 2023, and 2022. We do ask our customers to provide us with any collateral against their account receivable. Due to these factors, no additional credit risk is believed by management to be probable in our accounts receivable as of December 31, 2023.

As of December 31, 2023, we maintained, in banks, primarily in the United States and Israel, cash balances and other short term, highly liquid investments with original maturities of less than one year at the time of purchase.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Valens’ executive officers and directors. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Gideon Ben Zvi	63	Chief Executive Officer and Director
Guy Nathanzon	51	Chief Financial Officer
Amir Boim	48	SVP, Operations and PMO
Gideon Kedem	64	SVP, Head of Automotive Business
David Chairman	54	SVP, R&D
Directors
Peter Mertens	63	Chairman of the Board
Yahal Zilka	65	Director
Dr. Eyal Kishon	63	Director
Dror Jerushalmi	63	Director
Moshe Lichtman	66	Director
Michael Linse	49	Director
Peter Kuo	52	Director
Adi Toledano Yarel	49	Director

Executive Officers

Gideon Ben Zvi has served as the Chief Executive Officer of Valens since 2020 and had served as a member of the board of directors of Valens since 2011. Mr. Ben Zvi brings more than 30 years of experience as a serial entrepreneur. Prior to Valens, Mr. Ben Zvi founded and led four companies as CEO or Chairman, achieving three exit events: Ligature through M&A, Wizcom’s IPO and BriefCam’s acquisition by Canon. From 2007 to 2020, Mr. Ben Zvi served as a venture partner at Aviv Venture Capital. In addition, Mr. Ben Zvi served as Chairman of the board of directors of Cellium and co-founded Aristagora VC. Mr. Ben Zvi also serves as a board member at Bezalel Academy of Arts and Design in Jerusalem and served as a board member and chair of committees at Jerusalem Transport Master Plan Team (JTMT). Mr. Ben Zvi holds a BSc is Computer Science and Math from Hebrew University Jerusalem (HUJI) and an MBA from HUJI.

Guy Nathanzon joined Valens in 2024 as its Chief Financial Officer, and as such is responsible for Valens’ finance, accounting, and strategic financial planning. Mr. Nathanzon has a vast experience across a variety of technology companies, including nearly 13 years in the semiconductor industry, over five years in medical device industry and three years in aerospace and defense industry. Before joining Valens, Mr. Nathanzon was the CFO at Scopio Labs Ltda medical imaging and deep learning AI company, COO of Syqe Medical Ltd, a -med-tech company, CFO of TAT Technologies (NASDAQ:TATT), publicly traded company in the aerospace and defense industry, CFO of Altair Semiconductor Ltd, fabless semiconductor company in the communication industry and CFO of Provigent Inc, fabless semiconductor company in the wireless infrastructure industry that was acquired by Broadcom. Mr. Nathanzon is a Certified Public Accountant and holds an MBA and a B.A in Accounting and Economics and in Law Studies (L.L.B), all from Tel-Aviv University.

Amir Boim joined Valens in 2016. Amir is SVP Operations and manages the Operations of Valnes since 2020. In this capacity, Mr. Boim is responsible for the mass production of Valens’ products, supply chain management, production testing and overall company and silicon device quality. Mr. Boim holds a B.Sc. (Summa Cum Laude) in Electrical Engineering from the Technion and an MBA from the Tel-Aviv University.

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

David Chairman joined Valens in 2016 and manages the R&D of Valens since 2021. In this capacity Mr. Chairman is responsible for the development of Valens’ products. Mr. Chairman brings over 28 years of experience in the Semiconductor and System development, serving in leading companies like Motorola Semiconductor, Cisco-System, and few start-ups. Mr. Chairman holds a B.Sc. and M.Sc. in Physics, both from Tel Aviv University.

Directors

Peter Mertens has served as the Chairperson of Valens’ Board of Directors since 2020. Mr. Mertens brings more than 35 years of experience in the automotive industry, having held senior positions with major OEMs, including CTO at Volvo Cars for six years, General Motors Global Line Executive for eight years, various management positions at Mercedes-Benz, and member of the Board of Management of Audi AG, responsible for Technical Development and Design. Mr. Mertens also served as member of the Board of Directors of several companies, such as Polestar SE, Zenuety SE, Audi Sport GmbH, Audi China, Volkswagen Financial Service, Recogni Inc. and Faurecia. Mr. Mertens is the founding Chairman of AID/Argo AI Europe. Mr. Mertens serves as the chairman of the board of Aurora Labs and is a member of the board of directors of proteanTecs and V-HOLA. Mr. Mertens was a Fulbright scholar at Virginia Polytechnic Institute, USA. He holds a Master of Science in Industrial Engineering and Operations Research and a PhD in Production Engineering and Industrial Engineering from the University of Kaiserslautern where he served as a Member of the staff. Mr. Mertens is a valuable member of Valens’ Board of Directors because of his extensive experience in the automotive industry and his prior track record as a senior executive and director.

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

Dr. Eyal Kishon has served as a member of the board of Valens since 2007 and in addition, Dr. Kishon serves as a director on the board of directors of Riskified (NYSE: RSKD). From 1996, Dr. Kishon has been the Founding & Managing Partner of Genesis Partners, an Israeli-based venture capital fund. Prior to that Dr. Kishon served as a Research Fellow in the Multimedia Department of IBM Science & Technology and in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon served as a director at AudioCodes (Nasdaq AUDC) and at Allot Communications (Nasdaq ALLT). In addition, he serves on various private companies including JoyTunes, Worthy and Addionics. Dr. Kishon holds a B.A. in Computer Science from the Technion—Israel Institute of Technology and a M.Sc. and Ph.D. in Computer Science from the Courant Institute of Mathematical Sciences at NYU. Mr. Kishon is a valuable member of Valens’ Board of Directors because of his extensive experience in venture capital, technical background and his prior track record as a director.

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

Moshe Lichtman has served as a member of the Board of Valens since 2017. Mr. Lichtman brings close to 40 years of product and leadership experience and 25 years of investment experience in the global high-tech industry. Mr. Lichtman is co-founder and general partner of IGP Capital and serves on the boards of its portfolio companies as well as boards of several other tech companies. Prior to that Mr. Lichtman was Corporate VP at Microsoft where he led several global consumer and enterprise businesses. As head of MSN’s international business in the late 90’s, Mr. Lichtman was responsible for quadrupling the business to become the #1 network in Europe, Canada, Australia and many other international markets. Under his leadership in the early 2000’s, Microsoft’s TV business became the leading provider of IPTV platforms to telecom operators globally. Upon returning to Israel in 2006, as President of Microsoft’s R&D center in Israel, Mr. Lichtman was responsible for turning the Israel operation into one of the three largest strategic innovation hubs outside the US. Mr. Lichtman was also among the leaders of the Windows 95 team and President of Softimage, a leader in media creation software. Prior to Microsoft, Mr. Lichtman held software development and management positions in several high-tech startups. Mr. Lichtman is the co-author of the best-selling book “The complete guide to the C language” and holds a BSc Cum Laude in Computer Engineering from the Technion – Israel Institute of Technology, and an MBA from the MIT Sloan School. Mr. Lichtman is a valuable member of Valens’ Board of Directors because of his extensive experience as an entrepreneur and his prior track record as a senior executive.

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

Peter Kuo co-founded PTK Technologies, LLC with Mr. Zhang, previous board member of Valens, and serves as PTK’s Chief Executive Officer and Director. He has over 20 years of experience in global multi-national technology investing and tech banking and was essential in the successful execution of Valens Semiconductor’s becoming a public company in September 2021. Mr. Kuo is also a co-founding partner of Canyon Bridge, a private equity firm focused on technology transactions. Prior to co-founding Canyon Bridge, Mr. Kuo was a managing director at the financial services firms Lazard and Cowen. He began his investment career at Pacific Venture Group, an Asia-based VC firm and also practiced law at Davis Polk & Wardwell. Mr. Kuo holds a J.D. from Harvard Law School and a B.S. in Foreign Service from Georgetown and was a Fulbright Scholar.

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

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our directors and executive officers with respect to the year ended December 31, 2023, was $6.4 million. This amount includes approximately $0.2 million aside or accrued to provide pension, severance, retirement, or similar benefits, but does not include business travel, relocation, professional and business association dues, and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2023, options to purchase 5,176,736 Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $1.24 per Ordinary Share as well as 569,738 Restricted Stock Units (RSUs).

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

The table below sets forth the compensation paid to our five most highly compensated Covered Officers for and with respect to the year ended December 31, 2023. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Officers are in thousands of dollars.

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive (1)
(thousands of dollars)

Name and Principal	Position (2)	Base salary	Benefits and perquisites (3)	Bonus payments	Equity-based compensation (4)	Total
Gideon Ben Zvi	CEO	332	56	-	1,723	2,111
Dror Heldenberg	Former CFO(5)	221	42	-	545	808
Gideon Kedem	SVP, Head of Automotive Business	220	46	-	520	786
David Chairman	SVP, R&D	214	45	-	407	666
Amir Boim	SVP, Operations and PMO	194	44	-	318	556

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an average conversion rate of U.S Dollar to New Israeli shekel, for the year ended December 31, 2023 of 1:3.708;

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

(4)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023, with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements, which are included in this Annual Report. The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a four-year period during the years 2023-2027 on account of the 2023 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were approved by the company’s compensation committee and board of directors.

(5)	Mr. Dror Heldenberg stepped down from the CFO role on September 1st 2023, replaced by Mrs. Yael Rozenberg Haine as Interim CFO and later on by Mr. Guy Nathanzon who assumed the CFO position in February 1st 2024.

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

Authorized Shares. As of December 31, 2023, there were options to purchase 800,828 Ordinary Shares outstanding under the 2007 Plan. Ordinary shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan (the “2021 Plan”).

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

Authorized Shares. As of December 31, 2023, there were options outstanding to purchase 10,099,099 Ordinary Shares under the 2012 Option Plan. Ordinary shares subject to options granted under the 2012 Option Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2021 Plan.

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

Shares Available for Grants. As of December 31, 2023, there were 5,869,329 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 3,323,912 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 9,193,241 shares, (ii) any shares subject to awards under the 2007 and the 2012 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised (in an amount not to exceed 10,899,927 shares under the 2007 and the 2012 Option Plans), and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (a) 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year, and (b) provided that on each January 1st, an amount of at least five percent (5%) of the total number of Company Ordinary Shares, on a fully diluted basis, will be available for grant under the 2021 Plan, such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination). If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2012 Option Plan or the 2007 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

Authorized Shares. The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 1,400,000 shares. As of December 31, 2023, there were 1,400,000 Ordinary Shares available for purchase under the ESPP. On the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2030, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of:

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

Our directors are divided among the three classes as follows:

●	the Class I directors, whose term was extended on November 10, 2022, and will expire at our annual meeting of shareholders to be held in 2025, are Eyal Kishon, Moshe Lichtman and Dror Jerushalmi;

●	the Class II directors, are Yahal Zilka, Michael Linse and Gideon Ben Zvi, whose term was extended on November 22, 2023, and will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Adi Yarel Toledano, Peter Kuo and Peter Mertens, their term will expire at our annual meeting of shareholders to be held in 2024.

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

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Yahal Zilka, Moshe Lichtman, Michael Linse, Peter Mertens, Eyal Kishon, Peter Kuo and Adi Toledano Yarel are “independent directors” as defined in the NYSE listing standards and applicable SEC rules.

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

Our audit committee consists of Adi Yarel-Toledano, Peter Mertens, and Peter Kuo. Adi Yarel-Toledano will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Adi Yarel is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of NYSE.

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

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide on the basis of detailed grounds, and after discussing again with the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

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

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2023, Ms. Dafna Barzilai, CPA from Dafna Barzilai & Co., is acting as our internal auditor.

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

D. EMPLOYEES

As of December 31, 2023, we had 241 employees and contractors, primarily in our headquarter in Israel.

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

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of February 14, 2024, by:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 105,211,368 Ordinary Shares outstanding as of February 14, 2024.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them.

Name	Beneficially Owned	% out of Issued
5% Holders:
Linse Capital LLC (1)	11,190,619	10.64%
Value Base Ltd. (2)	10,449,348	9.93%
Executive Officers and Directors:
Gideon Ben-Zvi (3)	2,851,351	2.71%
Guy Nathanzon (4)	-	(*	)
Gabi Shriki (5)	251,605	(*	)
Gideon Kedem (6)	319,743	(*	)
David Chairman (7)	177,955	(*	)
Peter Mertens (8)	450,557	(*	)
Yahal Zilka (9)	79,553	(*	)
Eyal Kishon (10)	417,629	(*	)
Dror Jerushalmi (11)	2,481,733	2.36%
Moshe Lichtman (12)	3,597,229	3.42%
Michael Linse (13)	11,270,158	10.71%
Peter Kuo (14)	682,560	(*	)
Adi Yarel Toledano (15)	191,866	(*	)
All Executive Officers and Directors as a Group	22,771,939

*	Less than 1%.

(1)	Based on information reported on a Schedule 13G filed on February 11, 2022, consists of 11,190,619 shares held by Linse Capital VAL, LLC (“Linse VAL”). Linse Capital LLC (“Linse Capital”) is the manager of Linse VAL. Michael Linse (“Linse”) is the managing director of Linse Capital. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital. The address for Linse Capital LLC is 53 Calle Palmeras, Suite 601, San Juan, Puerto Rico 00901.

(2)	Based on information reported on a Schedule 13G filed on February 13, 2024, consists of 10,449,348 shares held by Value Base Fund Limited Partnership, a Caymanian partnership. The general partner of Value Base Fund Limited Partnership is Value Base Fund General Partner Ltd., an Israeli private company (the “General Partner”), which has delegated its management responsibilities to a management company, Value Base Fund Management Ltd., an Israeli private company (the “Management Company”). Both the General Partner and the Management Company are controlled by Value Base Ltd., which directly and indirectly holds a majority of the shares of both companies. Value Base Ltd., an Israeli company, is controlled by Messrs Victor Shamrich and Ido Nouberger. Messrs Victor Shamrich and Ido Nouberger otherwise disclaim beneficial ownership over the shares beneficially owned by Value Bade Ltd.

(3)	Consists of (i) 156,621 Ordinary Shares, and (ii) 2,694,730 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(4)	Consists of (i) 0 Ordinary Shares, and (ii) 0 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(5)	Consists of (i) 8,294 Ordinary Shares, and (ii) 243,311 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(6)	Consists of (i) 34,992 Ordinary Shares, and (ii) 284,751 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(7)	Consists of (i) 52,488 Ordinary Shares, and (ii) 125,467 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(8)	Consists of (i) 39,916 Ordinary Shares, and (ii) 410,641 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(9)	Consists of (i) 39,930 Ordinary Shares, and (ii) 39,623 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(10)	Consists of (i) 378,006 Ordinary Shares, and (ii) 39,623 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 14, 2024.

(11)	Consists of (i) 1,106,428 Ordinary Shares, and (ii) 1,375,305 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 14, 2024.

(12)	Consists of (i) 67,816 Ordinary Shares, and (ii) 39,623 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024. In addition, Mr. Lichtman is a General Partner of IGP Connectivity Solutions, and may be deemed to share voting and dispositive power of 3,489,790 Ordinary Shares. Mr. Lichtman otherwise disclaims beneficial ownership over the shares beneficially owned by IGP Connectivity Solutions.

(13)	Consists of (i) 39,916 Ordinary Shares, and (ii) 39,623 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024. In addition, Michael Linse is the founder and Managing Director of Linse Capital LLC and may be deemed to share voting and dispositive power of the shares held by Linse Capital LLC described above. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital described above.

(14)	Consists of (i) 671,028 Ordinary Shares, and (ii) 11,532 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

(15)	Consists of (i) 149,295 Ordinary Shares, and (ii) 42,571 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 14, 2024.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2023, there were 10 registered holders of our shares in the United States, one of which Cede & Co., the nominee of the Depository Trust Company is a United States registered holder, holding approximately 75% of our outstanding Ordinary Shares.

B. RELATED PARTY TRANSACTIONS

The below is a description of all reportable related party transactions since January 1, 2023.

Rights of Appointment

Valens’ board of directors consists of nine directors. Pursuant to Valens’ articles of association as in effect immediately prior to the Business Combination, certain of Valens’ shareholders, including related parties, had rights to appoint directors and observers to its board of directors. As part of the Business Combination, Mr. Peter Kuo joined Valens’ board of directors.

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

Non-Employee Director Compensation. During the years ended as of December 31, 2023 and 2022, the Company paid to the non-employee directors, a total amount of $0.4 million, annually. .. The payment was made in accordance with the Non-Employee Directors Compensation Package. For more information see “Part I, Item 6. Directors, Senior Management and Employees- B. Compensation”.

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

Investors’ Rights Agreement

Concurrently with the execution of the Business Combination Agreement dated May 25, 2021, Valens, PTK Holdings LLC (the “Sponsor”) and certain shareholders of Valens entered into the Investors’ Rights Agreement pursuant to which, following completion of the Transactions, Valens agreed to register for resale upon demand certain Valens ordinary shares that are held by the parties thereto from time to time. In certain circumstances, various parties to the Investors’ Rights Agreement will also be entitled to customary piggyback registration rights, in each case subject to certain limitations set forth in the Investors’ Rights Agreement. In addition, the Investors’ Rights Agreement provides that Valens will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The rights granted under the Investors’ Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to Valens securities, and all such prior agreements shall be terminated.

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

Other Related Party Transactions

As of December 31, 2023, and 2022, the Company accrued $0 and $142, for services provided to the PTK Acquisition Corp. by its Sponsor in connection with the Merger.

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

Share Capital

As of December 31, 2023, we had 104,160,646 ordinary shares outstanding, including 1,006,250 Forfeiture Shares.

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

E. TAXATION

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) concerning the ownership and disposition of Valens’ ordinary shares and Valens’ warrants, as well as the potential application of Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to Valens as a result of the Business Combination. This discussion applies only to Valens’ ordinary shares and Valens’ warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposition of Valens’ ordinary shares and Valens’ warrants. The effects of and consequences under other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Services (the “IRS”) and the income tax treaty between the United States and Israel (the “Treaty”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Valens has not sought and will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	dealers or traders in securities that use a mark to market method of accounting;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons holding Valens ordinary shares and/or Valens warrants as part of a straddle, integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Valens ordinary shares and/or Valens warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 10% or more (by vote or value) of the outstanding Valens ordinary shares;

●	persons holding Valens ordinary shares or Valens warrants in connection with a trade or business outside the United States.

●	an entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein);

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; and

●	persons who hold or received Valens’ ordinary shares and/or Valens’ warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation.

For purposes of this discussion, a “U.S. Holder” is, for U.S. federal income tax purposes, any beneficial owner of Valens’ ordinary shares or Valens’ warrants, that is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Valens’ ordinary shares or Valens’ warrants, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships owning Valens’ ordinary shares or Valens’ warrants and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of owning and disposing of Valens’ ordinary shares or Valens’ warrants.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF OWNING AND DISPOSING OF VALENS’ ORDINARY SHARES AND VALENS’ WARRANTS.

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

If the IRS were to successfully challenge, under Section 7874 of the Code, Valens’ status as a foreign corporation for U.S. federal income tax purposes, Valens and certain Valens shareholders generally would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Valens and potential future withholding taxes on distributions to non-U.S. Valens shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

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

The above determination, however, is subject to detailed Treasury regulations (the application of which is uncertain in various respects and would be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain uncertainties. There can be no assurance that the IRS will not challenge whether Valens is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Valens, significant adverse tax consequences would result for Valens and for certain Valens’ shareholders, including a higher effective corporate tax rate on Valens.

The remainder of this discussion assumes that the limitations and other rules described above do not apply to Valens after the Business Combination.

U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens’ Ordinary Shares and Valens

Warrants to U.S. Holders

Distributions on Valens’ Ordinary Shares

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

For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of any Israeli taxes. Israeli taxes withheld from dividend payments (at a rate not exceeding any applicable rate provided by the Treaty in the case of a U.S. Holder eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on non-U.S. taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Valens with respect to Valens’ ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the treatment of foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, the IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance).U.S. Holders should consult their tax advisors about the impact of these rules in their particular situation. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all such non-U.S. taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of Valens’ Ordinary Shares and Valens’ Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Valens’ ordinary shares or Valens’ warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Valens’ ordinary shares or Valens’ warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Valens’ ordinary shares or Valens’ warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held Valens’ ordinary shares or Valens’ warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

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

Exercise or Lapse of a Valens Warrant

Except as discussed below with respect to the cashless exercise of a Valens’ warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Valens’ ordinary share on the exercise of a Valens warrant for cash. A U.S. Holder’s tax basis in a Valens ordinary shares received upon exercise of Valens’ warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in Valens’ warrant exercised and the exercise price. The U.S. Holder’s holding period for a Valens ordinary share received upon exercise of Valens’ warrant will generally begin on the date following the date of exercise (or possibly the date of exercise) of Valens’ warrant and will not include the period during which the U.S. Holder held the Valens warrant. If a Valens warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Valens warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Valens warrant. The tax consequences of a cashless exercise of a Valens warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in Valens’ ordinary shares received would generally equal the U.S. Holder’s basis in the Valens warrants exercised for such shares. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in Valens’ ordinary shares would generally be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants. If the cashless exercise were treated as a recapitalization, the holding period of Valens’ ordinary shares would generally include the holding period of the Valens warrants exercised therefor.

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

For this purpose, Valens will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Valens owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes dividends, interest, rents, royalties and capital gains. Goodwill is generally treated as an active asset to the extent associated with business activities that produce active income.

Although Valens has not obtained independent valuations of its assets for its taxable year ending 2023, and thus is not in a position to make a definitive determination as to whether it was a PFIC in 2023, based on the composition of its income and assets during 2023 and the estimated value of its assets (which is based on its average market capitalization during 2023), Valens believes that it was not a PFIC for 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, because of the substantial decline in Valens’s market capitalization in 2023, whether Valens will be a PFIC for 2024 and future taxable years is uncertain. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill, which may be determined, in large part, by reference to the market price of Valens’ ordinary shares from time to time, which has been, and may continue to be, volatile and in decline). As a result, the average value of Valens’ goodwill and other active assets may not be sufficiently large in relation to the average value of its passive assets for any taxable year. In particular, because the value of Valens’ goodwill may be determined by reference to the market price of Valens ordinary shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, if Valens’ market capitalization continues to decline, then there is a significant risk that Valens could be a PFIC for 2024, depending on the composition and average value of its assets for 2024 (which cannot be determined until after 2024).

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Valens ordinary shares to elect out of the Excess Distribution Rules discussed above if Valens is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Valens ordinary shares, such U.S. Holder will include in income for each year that Valens is treated as a PFIC with respect to such Valens ordinary shares an amount equal to the excess, if any, of the fair market value of Valens’ ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in Valens’ ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of Valens’ ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on Valens’ ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of Valens’ ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on Valens’ ordinary shares, as well as to any loss realized on the actual sale or disposition of Valens’ ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Valens ordinary shares previously included in income. A U.S. Holder’s basis in Valens’ ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Valens makes would generally be subject to the rules discussed above under “—Distributions on Valens’ ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Valens warrants will not be able to make a mark-to-market election with respect to their Valens warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Valens’ ordinary shares, which are listed on the NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Valens’ ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs the shares of which are not “marketable stock”, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Valens.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for Valens’ ordinary shares in which Valens is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to Valens’ ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Valens’ ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Valens is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Foreign Account Tax Compliance Act

The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. financial institutions and non-financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, Valens may be required to report information to the IRS regarding the holders of Valens’ ordinary shares and to withhold on a portion of payments with respect to its ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to Valens’ ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”.

An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of Valens’ ordinary shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of Valens’ ordinary shares and the proceeds received on sale or other taxable the disposition of Valens’ ordinary shares or Valens’ warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Valens’ ordinary shares and proceeds from the sale, exchange, redemption or other disposition of Valens’ ordinary shares or Valens’ warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the “Ordinance”. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

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

However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

Every year, we may apply to the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as Office of Chief Scientist) (“IIA”) for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application, if made, will be accepted. If we are not able to deduct research and development expenses during the year they were incurred, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates and conditions detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 20%, or such lower tax rate under the provisions of an applicable double tax treaty).

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

As of December 31, 2023, Valens did not apply the new benefits under the Preferred Enterprise regime.

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

A Preferred Company satisfying certain conditions (including the conditions as stated above) will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A”. In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (group-consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

As of December 31, 2023, Valens did not apply for a tax ruling from the Israeli Tax Authority or implemented benefits under The Preferred Technological Enterprise regime.

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

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares (e.g., Valens warrants) in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Valens ordinary shares or warrants will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

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

Additionally, a sale of securities by a non-Israeli resident maybe exempted from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares or a right to shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares or a right to shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023 (and NIS 721,560 for 2024), which amount is linked to the annual change in the Israeli consumer price index.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

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

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2023	2022
	(dollars in thousands)
Audit fees (1)	315	304
Audit-related fees (2)	8	20
Tax fees (3)	54	58
All other fees (4)	13	1
Total	390	383

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Audit-related fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to automation tool, as well as advisory services in the framework of a VAT audit.

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

I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

J. INSIDER TRADING POLICIES

Not applicable.

K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program has been designed to follow our industry’s best practices and includes a comprehensive set of enterprise security policies and procedures designed to identify, assess, mitigate and remediate cybersecurity threats and incidents. Our IT Department Security Policy outlines cybersecurity risk management procedures related to, among other areas, access rights management, access control, system management, security monitoring, risk management and IT audits.

Our cybersecurity risk management program also includes the following measures:

●	Identifying and protecting our critical IT assets through actions such as hardening our servers’ communications, using a dedicated system and controlling privileged accounts;

●	Cybersecurity detection, control and remediation practices;

●	Assessing the severity of cybersecurity threats and incidents;

●	Monitoring our IT systems using penetration tests, vulnerability scanning, access rights reviews and cybersecurity IT applications; and

●	Evaluating our cybersecurity risk management program’s effectiveness by performing internal and external assessments.

Our cybersecurity risk management program is implemented and maintained by our IT Department, which engages in identifying and assessing risks from cybersecurity threats and incidents and monitoring cybersecurity risks on an ongoing basis. In addition, we utilize third-party cybersecurity experts for Chief Information Security Officer (“CISO”) services, implementing secure configurations and other system enhancements. We and such third-party cybersecurity experts also regularly perform cybersecurity risk assessments and testing in accordance with our organizational policies.

During the onboarding process and from time to time thereafter, we conduct workforce trainings to instruct our employees on how to identify, detect and prevent cybersecurity threats and incidents.

We have also implemented practices designed to monitor and minimize cybersecurity risks across our supply chain. Under our Suppliers Security Requirements Policy, we require our suppliers to hold relevant cybersecurity certifications and to comply with certain additional cybersecurity-related requirements. Nonetheless, our control over and ability to monitor the security posture of our suppliers, third-party vendors and service providers remains limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

In 2023, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.” in this Annual Report on Form 20-F.

Cybersecurity Governance

Our Chief Information Security Officer (CISO) oversees our cybersecurity risk management program and has primary responsibility for identifying, assessing and managing our exposure to cybersecurity threats and incidents. Our IT Director reports to our CISO and Chief of Operations with respect to the prevention, detection, mitigation and remediation of cybersecurity risks. Our CISO, Chief of Operations, IT Director and the dedicated personnel on their teams are certified and experienced information systems security professionals and information security managers with many years of experience. Our CISO and Chief of Operations regularly provide our senior management team with updates on the performance of the cybersecurity risk management program.

Our Board of Directors oversees the adoption and periodic review of our cybersecurity risk management program and strategies and delegates cybersecurity risk management oversight to our audit committee. Our CISO and Chief of Operations report to the audit committee on a regular basis with respect to our cybersecurity strategies and policies and on an ad hoc basis with respect to material cybersecurity risks. Further, our audit committee reports material cybersecurity risks to our full Board of Directors, based on management’s assessment of risk.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III, Item 18. Financial Information.”

ITEM 18. FINANCIAL STATEMENTS

Please refer to pages F-1 through F-35 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Valens Semiconductor Ltd. (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.1	Business Combination Agreement, dated as of May 25, 2021, by and among Valens, PTK and Merger Sub. (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.2	Warrant Agreement, dated as of July 13, 2020, between Continental and PTK (incorporated by reference to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.3	Specimen Ordinary Share Certificate of Valens (incorporated by reference to Exhibit 4.7 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.4	Specimen Warrant Certificate of Valens (incorporated by reference to Exhibit 4.8 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.5	Form of Amended and Restated Warrant Agreement, by and among Valens, PTK and Continental. (incorporated by reference to Exhibit 4.9 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.6	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens, certain equityholders of Valens and certain equityholders of PTK. (incorporated by reference to Exhibit 4.10 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.7†††	Valens Semiconductor Ltd. Compensation Policy (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on March 2, 2022)

4.8†††	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.5 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended)

4.9	Form of Subscription Agreement, by and between Valens and the subscribers party thereto (incorporated by reference to Exhibit 10.4 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.11	Form of Support Agreement, dated as of May 25, 2021, by and among Valens, PTK and certain equityholders of Valens. (Incorporated by reference to Exhibit 10.2 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.12†††	Investment Management Trust Agreement, dated as of July 13, 2020, by and between Continental and PTK (incorporated by reference to Exhibit 10.2 to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.13	Sponsor Letter Agreement, dated as of May 25, 2021, by certain officers, directors and initial stockholders of PTK in favor of Valens and PTK. (incorporated by reference to Exhibit 10.3 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.14†††	Valens Semiconductor Ltd. 2007 Option Plan (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.15†††	Valens Semiconductor Ltd. 2012 Option Plan (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.16†††	Valens Semiconductor Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.17†††	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

8.1*	List of subsidiaries of Valens Semiconductor Ltd.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm.

97*	Valens Semiconductor Ltd. Policy For Recovery Of Erroneously Awarded Compensation.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

†††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALENS SEMICONDUCTOR LTD.

Date: February 28, 2024	By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date: February 28, 2024	By:	/s/ Guy Nathanzon
	Name:	Guy Nathanzon
	Title:	Chief Financial Officer

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Valens Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Valens Semiconductor Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(q) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 28, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2019.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2023	2022

Assets

CURRENT ASSETS:
Cash and cash equivalents		17,261	20,024
Short-term deposits		124,759	128,363
Trade accounts receivables		14,642	11,514
Prepaid expenses and other current assets		4,196	4,793
Inventories	3	13,836	23,816
TOTAL CURRENT ASSETS		174,694	188,510

LONG-TERM ASSETS:
Property and equipment, net	4	2,954	2,790
Operating lease right-of-use assets	6	2,202	3,824
Other assets		708	535
TOTAL LONG-TERM ASSETS		5,864	7,149
TOTAL ASSETS		180,558	195,659

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2023	2022
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade accounts payable		4,950	10,651
Accrued compensation		4,257	6,206
Current maturities of operating leases liabilities	6	1,766	1,811
Other current liabilities	5	4,958	6,121
TOTAL CURRENT LIABILITIES		15,931	24,789

LONG-TERM LIABILITIES:
Forfeiture Shares, no par value: 1,006,250 shares authorized, issued and outstanding as of December 31, 2023, and 2022;	8	38	1,751
Operating leases liabilities	6	190	1,624
Other long-term liabilities		95	54
TOTAL LONG-TERM LIABILITIES		323	3,429

COMMITMENTS AND CONTINGENT LIABILITIES	7
TOTAL LIABILITIES		16,254	28,218
SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of December 31, 2023 and 2022; 103,154,396 and 98,876,266 shares issued and outstanding as of December 31, 2023 and 2022, respectively (excluding 1,006,250 Ordinary shares subject to forfeiture)	9	49	49
Additional paid-in capital		341,591	325,067
Accumulated deficit		(177,336)	(157,675)
TOTAL SHAREHOLDERS’ EQUITY		164,304	167,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		180,558	195,659

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

		Year Ended December 31
	Note	2023	2022	2021

REVENUES		84,161	90,715	70,684
COST OF REVENUES		(31,569)	(27,325)	(20,105)
GROSS PROFIT		52,592	63,390	50,579

OPERATING EXPENSES:
Research and development expenses		(48,171)	(58,207)	(46,875)
Sales and marketing expenses		(17,314)	(16,959)	(14,214)
General and administrative expenses		(14,024)	(16,593)	(16,556)
TOTAL OPERATING EXPENSES		(79,509)	(91,759)	(77,645)

OPERATING LOSS		(26,917)	(28,369)	(27,066)
Change in fair value of Forfeiture Shares		1,713	2,907	(173)
Financial income (expenses), net	11	5,637	(1,770)	1,102
LOSS BEFORE INCOME TAXES		(19,567)	(27,232)	(26,137)

INCOME TAXES	13	(112)	(451)	(407)
LOSS AFTER INCOME TAXES		(19,679)	(27,683)	(26,544)
Equity in earnings of investee		18	16	10
NET LOSS		(19,661)	(27,667)	(26,534)

Basic and diluted net loss per Ordinary Share	12	(0.19)	(0.28)	(1.15)
Weighted average number of shares used in computing net loss per Ordinary Share		101,985,939	97,820,782	33,031,205

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except for share data)

	Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total
BALANCE AS OF DECEMBER 31, 2020	10,795,372	40	21,211	(103,474)	(82,223)
CHANGE DURING 2021:
Exercise of options	1,722,880	9	1,237	-	1,246
Stock-based compensation	-	-	9,869	-	9,869
Conversion of Redeemable Convertible Preferred Shares	67,242,640	-	150,179	-	150,179
Merger transaction, net (Note 1(c))	(*) 17,361,513	-	129,660	-	129,660
Net loss	-	-	-	(26,534)	(26,534)
BALANCE AS OF DECEMBER 31, 2021	(*) 97,122,405	49	312,156	(130,008)	182,197
CHANGE DURING 2022:
Exercise of options and vesting of RSUs	1,753,861	-	822	-	822
Stock-based compensation	-	-	12,089	-	12,089
Net loss	-	-	-	(27,667)	(27,667)
BALANCE AS OF DECEMBER 31, 2022	(*) 98,876,266	49	325,067	(157,675)	167,441
CHANGE DURING 2023:
Exercise of options and vesting of RSUs	4,278,130	-	1,498	-	1,498
Stock-based compensation	-	-	15,026	-	15,026
Net loss	-	-	-	(19,661)	(19,661)
BALANCE AS OF DECEMBER 31, 2023	(*) 103,154,396	49	341,591	(177,336)	164,304

(*)	Excluding 1,006,250 Forfeiture Shares.

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(19,661)	(27,667)	(26,534)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	1,632	1,377	1,099
Stock-based compensation	15,026	12,089	9,869
Exchange rate differences	945	4,259	(496)
Interest on short-term deposits	(848)	(1,213)	87
Change in fair value of Forfeiture Shares	(1,713)	(2,907)	173
Reduction in the carrying amount of ROU assets	1,874	1,726	-
Equity in earnings of investee, net of dividend received	1		18

Changes in operating assets and liabilities:
Trade accounts receivable	(3,166)	(4,419)	1,584
Prepaid expenses and other current assets	489	3,462	(5,286)
Inventories	9,980	(14,494)	(6,163)
Long-term assets	(174)	293	(411)
Trade accounts payable	(6,374)	5,841	2,633
Accrued compensation	(1,949)	1,623	633
Other current liabilities	(864)	(502)	1,184
Change in operating lease liabilities	(1,598)	(1,571)	-
Other long-term liabilities	41	8	1
Net cash used in operating activities	(6,359)	(22,095)	(21,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(206,024)	(214,522)	(121,947)
Maturities of short-term deposits	208,561	203,902	39,227
Purchase of property and equipment	(1,185)	(1,109)	(1,443)
Net cash provided by (used in) investing activities	1,352	(11,729)	(84,163)

CASH FLOWS FROM FINANCING ACTIVITIES -
Proceeds from Transactions related to the Merger, net	-	-	134,185
Exercise of options	1,498	822	1,246
Net cash provided by financing activities	1,498	822	135,431

Effect of exchange rate changes on cash and cash equivalents	746	(3,765)	816
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,763)	(36,767)	30,475
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,024	56,791	26,316
CASH AND CASH EQUIVALENTS AT END OF YEAR	17,261	20,024	56,791

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	293	214	417

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	611	317	44
Unpaid issuance costs classified to additional paid in capital	-	-	41
Operating lease liabilities arising from obtaining operating right-of-use assets, excluding the impact of $4.9 million recognized on initial adoption, refer also to note 2(q)	398	648	-
Conversion of Redeemable Convertible Preferred Shares	-	-	150,179
Issuance of Forfeiture Shares	-	-	4,485

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

b.	As of December 31, 2023, and 2022, the Company has wholly owned subsidiaries in the United States, Japan, China, and Germany primarily for the marketing of and support for the Company’s products.

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

In addition, and as part of the Merger Agreement Closing and the PIPE Financing, i) the Company booked within the General and Administrative expenses an amount of approximately $3.4 million, due to options vesting acceleration resulted from the Merger Agreement Closing (refer also to note 10); and ii) the Company recorded the Forfeiture Shares liability of $4.5 million against the Additional Paid In Capital (refer also to note 2(x)).

d.	The Company continues to monitor the implications of the COVID-19 pandemic and macroeconomic environment on its operations and on its supply chain, and may modify its business practices and policies from time to time. The ability to quantify the impact of the pandemic on the Company’s business remains limited and its effects on the business are unlikely to be fully realized, or reflected in the Company’s financial results, until future periods.

e.	On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israel’s civilian population and industrial centers along Israel’s border with the Gaza Strip and in the Central District of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against the organization as Hamas has continued its rocket and terror attacks in parallel. In addition, Hezbollah has attacked military and civilian targets in northern Israel, to which Israel has responded. How long and how severe the current conflict in Gaza becomes is unknown at this time and any continued clash among Israel, Hamas or Hezbollah or other countries in the region may escalate in the future into a greater regional conflict. To date the Company’s operations and financial results have not been materially affected.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

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

Short-term deposits are bank deposits with maturities over three months and of up to one year. As of December 31, 2023, and 2022, the short-term deposits were denominated in U.S. dollars and NIS (Israeli currency) and bore average interest of 5.8% and 4.2%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

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

The Company’s financial instruments which are considered as a Level 3 measurement are Forfeiture Shares liability (refer also to note 8).

h.	Accounts Receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not include finance charges. The Company performs ongoing credit evaluation of its customers and generally requires no collateral.

The Company’s accounts receivables accounting policy from January 1, 2023, following the adoption of the new CECL standard:

The Company estimates CECL on trade receivables at inception for estimated losses resulting from the inability of the Company’s customers to make required payments, based on estimated current expected credit losses. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering historical information, current market conditions and reasonable and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

There were no write-offs of accounts receivable for the years ended December 31, 2023, 2022 and 2021, respectively. There are no expected credit losses recorded as of December 31, 2023, and December 31, 2022.

The Company’s accounts receivables accounting policy until December 31, 2022, prior to the adoption of the new CECL standard:

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

Property and equipment are stated at cost less accumulated depreciation that is calculated using the straight-line method over the estimated useful lives of the related assets, as follows:

%
Computers and software	33
Electronic and laboratory equipment	15–33
Furniture and office equipment	7
Production equipment	33–50

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

For the years ended December 31, 2023, 2022 and 2021, the Company did not recognize an impairment loss on its long-lived assets.

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

Chinese subsidiary: The Chinese subsidiary liability for severance pay for its local employees is calculated in accordance with the Chinese law. The severance payment is calculated as the product of A x B, where A is the lower of a) most recent monthly salary paid to employees or b) cap of RMB 24,633 (approximately $3,500), and B is the length of employment in the Company (years). The Company does not make deposits in third party funds, hence, records the potential liability within Other long-term liabilities in the balance sheet.

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

The Company does not grant a right of return, refund, cancelation or termination. From time to time, the Company provides certain distributors with the right to free or discounted goods products in future periods that provides a material right to the customer. In such cases, such right is accounted for as a separate performance obligation. As of December 31, 2023, and 2022, the deferred revenues for such material rights were $0 thousand and $0 thousand, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The amounts of revenues recognized in the period that were included in the opening deferred revenues balance were $0 and $54 thousand for the years ended December 31, 2023, and December 31, 2022, respectively.

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

Internal sales commissions are recorded within sales and marketing expenses. Sales commissions for the years ended December 31, 2023, 2022 and 2021 amounted $482 thousand, $615 thousand and $790 thousand, respectively.

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

Leases primarily consist of real estate property and vehicles and are classified as operating leases with fixed payment terms. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are included in other long-term assets, other current liabilities, and other long-term liabilities on the consolidated balance sheet. Lease expenses for the operating leases are recognized on a straight-line basis over the lease term and are included in operating expenses in the consolidated statements of operations and comprehensive income (loss). Options to extend or terminate the lease are taken into account when it is reasonably certain at the commencement date that such options will be exercised.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company elected to apply the short-term lease exemption for lease with a non-cancelable period of twelve months or less. Additionally, the Company has lease agreements with lease and non-lease components. The non-lease components are accounted for separately and not included in the leased assets and corresponding liabilities. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. Such variable payments are recognized in the consolidated statements of operations and comprehensive income (loss) in the period in which the event or condition that triggers the payment occurs. These variable payment amounts were not material to the consolidated financial statements for the periods presented.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in most of its leases is not readily determinable.

Lease accounting policy until December 31, 2021, prior to the adoption of ASC 842:

The Company leases cars and offices for use in its operations, which are classified as operating leases. Rentals for operating leases are charged to expense using the straight-line method.

r.	Equity investee

Investment in which the Company exercises significant influence, and which is not considered a subsidiary is accounted for using the equity method, whereby the Company recognizes its proportionate share of the investee’s net income or loss after the date of investment, see Note 1b. The equity investee is included within Other assets and totaled to $16 thousand and $17 thousand as of December 31, 2023 and 2022, respectively.

s.	Segment reporting

The chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

1)	Audio-Video: The Company solutions for the Audio-Video market deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable. The products sold into enterprise, Industrial, digital signage, medical, residential, education and VR markets.

2)	Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Net income (loss) per Ordinary Share

Net loss per Ordinary Share is computed by adjusting net loss by the amount of dividends on redeemable convertible preferred shares, if applicable.

Basic net loss per Ordinary Share is computed by dividing net loss by the weighted-average number of Ordinary Shares outstanding during the year. Diluted net loss per Ordinary Share is computed by dividing net loss by the weighted-average number of Ordinary Shares outstanding during the year, while giving effect to all potentially dilutive Ordinary Shares to the extent they are dilutive. As long as the company had Redeemable Convertible Preferred Shares outstanding, net loss per Ordinary Share was calculated and reported under the “two-class” method. For periods where there was a net loss, no loss was allocated to the participating securities because they had no contractual obligation to share in the losses. The Forfeiture Shares are subject to forfeiture if certain conditions are not achieved, for which we examine their occurrence at the end of each reporting period.

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

The expected term is calculated using the simplified method, as the Company has concluded that its historical share option exercise experience does not provide a reasonable basis to estimate the expected option term. The Company estimates the volatility of its common stock by using the volatility rates of its peer companies, as well as the historical volatility rates of the Company. The Company bases the risk-free interest rate used in its option-pricing models on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term to maturity of its equity awards. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in its option-pricing models.

2)	With respect to RSUs, the Company uses the stock market price as of the grant date to determine the fair value of such RSUs.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments in short-term deposits and trade accounts receivable. As of December 31, 2023, and 2022, the Company had cash and cash equivalents totaling $17,261 thousand and $20,024 thousand, respectively, as well as short-term deposits of $124,759 thousand and $128,363 thousand as of December 31, 2023, and 2022, respectively, which are deposited in major Israeli, U.S, Japanese, German and Chinese financial institutions. The Company’s management believes that these financial institutions are financially sound.

The Company extends different levels of credit to customers and does not require collateral deposits. As of December 31, 2023, and 2022, the Company did not have expected credit losses.

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

Recently adopted accounting standards:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. The guidance is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Company adopted ASC 326 on January 1, 2023, and there was no material impact on the Company’s consolidated balance sheet and the consolidated statements of operations upon adoption.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Accounting Pronouncements effective in future periods:

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its Segment disclosure. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements.

NOTE 3 - INVENTORIES:

	December 31
	2023	2022
	U.S. dollars in thousands
Work in process	6,176	9,870
Finished goods	7,660	13,946
	13,836	23,816

Inventories write-downs amounted to $1,097 thousand, $23 thousand and $0 thousand during the years ended December 31, 2023, 2022 and 2021, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2023	2022
	U.S. dollars in thousands
Cost:
Electronic and laboratory equipment	4,927	4,538
Furniture and office equipment	407	407
Leasehold improvements	657	657
Production equipment	1,206	668
Computers and software	4,139	3,270
	11,336	9,540
Less: accumulated depreciation	(8,382)	(6,750)
Property and equipment, net	2,954	2,790

Depreciation expenses were $1,632 thousand, $1,377 thousand and $1,099 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021, there were no impairments of property and equipment.

NOTE 5 - OTHER CURRENT LIABILITIES:

	December 31
	2023	2022
	U.S. dollars in thousands
Accrued vacation	2,820	3,203
Taxes payable	36	514
Accrued expenses- related party	-	142
Accrued expenses and other	2,102	2,262
	4,958	6,121

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LEASES:

Lease agreements:

As of December 31, 2023, the Company has several operating lease agreements for its facilities and vehicles as follows:

Vehicles:

The Company rents motor vehicles for use by some of its employees under operating lease agreements with lease terms of three years. As collateral for the cars’ lease agreements, the Company pays in advance the fee for the last month under the lease agreement.

As of December 31, 2023, the Company is engaged with car lease companies for leasing of over 30 vehicles. The monthly payments for those agreements are approximately $28 thousands.

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

During February 2023, the Company extended the lease by one year until the end of February 2024.

The monthly rent payment is approximately $121 thousands.

The Company has entered into various operating leases for office buildings in other territories. The total monthly rent payment of those leases is approximately $10 thousands.

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year Ended on December 31, 2023	Year Ended on December 31, 2022
	U.S. dollars in thousands
Operating lease cost:
Fixed Payment	2,064	2,252

The table below presents supplemental cash flow information related to operating leases:

	Year Ended on December 31, 2023	Year Ended on December 31, 2022
	U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	1,935	2,093
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating lease liabilities arising from obtaining operating right-of-use assets	398	648

(*)	Upon adoption of ASC 842, the Company recognized operating right-of-use assets of $4.9 million with corresponding operating lease liabilities on its consolidated balance sheet as of January 1, 2022.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LEASES (continued):

The table below presents supplemental balance sheet information related to operating leases:

	December 31, 2023	December 31, 2022
	U.S. dollars in thousands	U.S. dollars in thousands
Operating lease right-of-use assets	2,202	3,824

Current maturities of operating leases	1,766	1,811
Non-current operating leases	190	1,624
Total operating lease liabilities	1,956	3,435

Weighted average remaining lease term (years)	1.17	2.00
Weighted annual average discount rate	13.12%	13.09%

The table below presents maturities of operating lease liabilities:

December 31, 2023
U.S. dollars in thousands
2024	1,900
2025	212
2026	15
Total operating lease payments	2,127
Less: imputed interest	(171)
Present value of lease liabilities	1,956

Operating lease expenses for the year ended December 31, 2021, were $2,670 thousand.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties:

In addition to its own intellectual property, the Company also embeds certain off the shelf technologies (Intellectual Property (“IP”) licensed from third parties in its chip technology. These are typically non-exclusive contracts provided under royalty-accruing and/or paid-up licenses. Once deployed in the Company’s products, such licenses for commercial use are generally perpetual.

Royalty arrangements with certain vendors are vary between 0.5%-3.5% of net revenues per chip plus additional royalties of up to $0.1 per chip.

The royalties’ expenses totaled to $725 thousand, $903 thousand and $844 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. The royalties were recorded as part of cost of revenues.

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

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of December 31, 2023, and 2022, the total value of open purchase orders for such manufacturing contractors was approximately $4,951 thousand and $19,418 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company products as well as certain agreement for the license of development tools used by the development team. As of December 31, 2023, and 2022, the total value of non-paid amounts related to such agreements totaled $5,513 thousand and $2,783 thousand, respectively.

d.	Legal proceedings

As of December 31, 2023, and 2022, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

e.	Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications (especially with respect to confidentiality with third party related to IP) may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnifications. As of December 31, 2023, and 2022 the Company has no liabilities recorded for these agreements.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FORFEITURE SHARES:

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

The fair value of the Forfeiture Shares was computed using the following key assumptions:

	December 31, 2023	December 31, 2022
Stock price	2.45	5.37
Expected term (years)	0.75-1.75	1.75-2.75
Expected volatility	30.95%-60.31%	51.37%-53.53%
Risk-free interest rate	4.37%-5.03%	4.27%-4.49%

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Year ended December 31, 2023	Year ended December 31, 2022
	U.S. dollars in thousands
Balance at beginning of year	1,751	4,658
Changes in fair value	(1,713)	(2,907)
Balance at end of year	38	1,751

NOTE 9 - SHAREHOLDERS EQUITY:

a.	Ordinary Shares confer to holders the right to receive notice to participate and vote in the general meetings of the Company, to appoint directors and the right to receive dividends if declared.

b.	Warrants: Following the Merger Agreement Closing, each warrant of PTK entitled the holder to purchase one-half share of PTK common stock per warrant at a price of $11.50 per whole share (each, a “PTK warrant”), outstanding immediately prior to the Closing Date was assumed by Valens and became a Valens warrant entitling the holder to purchase one-half share of Valens Ordinary Shares, with the number of Valens Ordinary Shares underlying the Valens warrants.

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

NOTE 9 - SHAREHOLDERS EQUITY (continued):

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

During 2023, the Company added 2,282,424 Ordinary Shares to the Ordinary Shares pool reserved for issuance (none in 2022). As of December 31, 2023, and 2022, the number of ordinary shares included in the Company’s stock incentive plans totaled to 30,666,212 and 28,383,788, respectively.

Stock Options

On September 30, 2021, the vesting of 814,272 options of one of the Company’s executives were accelerated. The Company expensed $3,396 thousand in the general and administrative expenses due to such vesting acceleration.

635,948 out of the outstanding options that have not yet vested as of December 31, 2023, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of December 31, 2023, the unrecognized compensation costs related to those unvested stock options are $1,221 thousand, which are expected to be recognized over a weighted-average period of 1.38 years.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - STOCK-BASED COMPENSATION (continued):

The following is a summary of the status of the Company’s share option plan as of December 31, 2023, as well as changes during the year:

	December 31, 2023
	Number of Options	Weighted- Average Exercise price
Options outstanding at the beginning of the year	13,948,149	$0.85
Granted during the year	300,750	$3.76
Exercised during the year	(2,647,907)	$0.57
Expired during the year	(19,876)	$0.75
Forfeited during the year	(254,173)	$1.59
Outstanding at the end of the year	11,326,943	$0.75
Options exercisable at year-end	10,290,733	$0.89

The following table summarizes information about share options outstanding as of December 31, 2023:

Outstanding as of December 31, 2023					Exercisable as of December 31, 2023
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	10,880,051	4.80	$0.79	18,097	10,067,076	4.66	$0.78	16,780
$1.87	3,313	7.03	$1.87	2	2,277	7.03	$1.87	1
$2.10	16,563	1.00	$2.10	6	16,563	1.00	$2.10	6
$2.40	1,474	6.50	$2.40	-	246	6.50	$2.40	-
$4.99	196,625	6.04	$4.99	-	64,038	6.04	$4.99	-
$5.36	140,000	5.50	$5.36	-	52,500	5.50	$5.36	-
$7.58	85,380	5.04	$7.58	-	85,380	5.04	$7.58	-
$9.07	3,537	4.96	$9.07	-	2,653	4.96	$9.07	-

The following assumptions were used for options granted during the year in order to estimate the fair value of stock-based compensation awards:

	2023	2022
Expected term	4-5	4-6
Expected volatility	48.35%-63.84%	46.71%-47.71%
Expected dividend rate	0%	0%
Risk-free rate	3.62%-4.21%	1.31%-3.00%

During 2023, 2022 and 2021, 300,750, 239,610 and 321,777 options respectively, were granted to several related parties (please refer to Note 15 regarding Related Parties).

As of December 31, 2023, the unrecognized compensation costs related to unvested stock options totaled to $2,994 thousand, which are expected to be expensed over a weighted-average period of 1.32 years.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - STOCK-BASED COMPENSATION (continued):

The following table presents the classification of the stock options expenses for the periods indicated:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Cost of revenue	183	233	158
Research and development	1,158	1,766	1,684
Sales and marketing	1,120	1,317	1,162
General and administrative	2,641	2,844	6,819
Total stock-based compensation -Stock Options	5,102	6,160	9,823

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of December 31, 2023, as well as changes during the year:

	December 31, 2023
	Number of RSUs	Weighted- Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	3,779,716	$6.08
Granted during the year	4,377,951	$4.80
Vested during the year	(1,630,223)	$6.11
Forfeited during the year	(1,085,131)	$5.41
Outstanding at the end of the year	5,442,313	$5.26

As of December 31, 2023, the unrecognized compensation cost related to unvested RSUs totaled to approximately $21,786 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.67 years.

During 2023, 2022 and 2021, 548,849, 515,103 and 7,398 RSU’s, respectively, were granted to several related parties (please refer to Note 15 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Cost of revenue	606	317	6
Research and development	5,141	3,034	22
Sales and marketing	2,399	1,302	4
General and administrative	1,778	1,276	14
Total stock-based compensation-RSUs	9,924	5,929	46

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - FINANCIAL INCOME (EXPENSES), NET:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Foreign currency exchange differences	(1,078)	(4,377)	1,295
Issuance costs attributed to Forfeiture Shares	-	-	(473)
Interest income on short-term deposits	6,669	2,298	311
Other	46	309	(31)
Total financial income (expenses), net	5,637	(1,770)	1,102

NOTE 12 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net loss per ordinary share for the periods indicated. Net loss per ordinary share calculations for all periods presented have been retrospectively adjusted to reflect the Reverse Stock Split, as discussed in Note 1(c).

	Year Ended December 31
	2023	2022	2021(*)
	U.S. dollars in thousands
Basic net loss per Ordinary Share
Numerator:
Net loss from continuing operations	(19,661)	(27,667)	(26,534)
Dividend on Series E Redeemable Preferred	-	-	(2,710)
Dividend on Series D Redeemable Preferred	-	-	(4,023)
Dividend on Series C Redeemable Preferred	-	-	(1,426)
Dividend on Series B-2 Redeemable Preferred	-	-	(985)
Dividend on Series B-1 Redeemable Preferred	-	-	(394)
Dividend on Series A Redeemable Preferred	-	-	(1,792)
Numerator for basic and diluted net loss per common share net loss attributable to common stockholders	(19,661)	(27,667)	(37,864)

Denominator:
Denominator for basic and dilutive net loss per common share- adjusted weighted-average share	101,985,939	97,820,782	33,031,205

Basic and dilutive net loss per common share	(0.19)	(0.28)	(1.15)

(*)	Pursuant to the Merger Agreement Closing, all the Company’s Preferred Shares were converted on a one-to-one basis into Company’s Ordinary Shares; The Company’s Articles of Association that was in effect prior the Merger Agreement Closing, stated that the Preferred Shares were entitled to dividend preference, according to which, upon declaration of dividend by the Company’s Board of Directors, such Preferred Shares shall be entitled to cumulative dividends as of their applicable issuance at an annual rate of 7% of the applicable Original Issue Price (compounded annually). Dividend on Redeemable Preferred Shares referred to the period that started on January 1, 2021 and ended on September 29, 2021 (Closing Date, refer to note 1(c)).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - NET LOSS PER ORDINARY SHARE (continued):

The following weighted-average Ordinary Shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been antidilutive:

	2023	2022	2021
Options	12,233,173	14,913,114	16,028,893
Restricted Stock Units	5,844,514	3,270,669	-
Warrants liability	-	-	41,351
Private Warrants	3,330,000	3,330,000	1,683,500
Public Warrants	5,750,000	5,750,000	2,906,944
Forfeiture Shares	1,006,250	1,006,250	508,715
Redeemable Convertible Preferred A shares	-	-	24,584,645
Redeemable Convertible Preferred B-1 shares	-	-	7,524,342
Redeemable Convertible Preferred B-2 shares	-	-	13,950,841
Redeemable Convertible Preferred C shares	-	-	7,042,522
Redeemable Convertible Preferred D shares	-	-	14,431,585
Redeemable Convertible Preferred E shares	-	-	8,279,726

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

In 2023, 2022 and 2021, Valens is at a losses position and therefore has no corporate tax liability. As of December 31, 2023, 2022 and 2021, Valens has a carry forward loss of approximately $116 million, $99 million and $88 million, respectively. Such carry forward loss has no expiration date. Valens is taxed in the New Israeli Shekel (“NIS”), which is different from its functional currency (U.S. Dollar). The change in the Company’s NOLs for tax purposes is partly resulted by such rate differences.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%.

With respect to Valens Semiconductor Inc., is also subject to state taxes at the following rates: 8.84% in California and 0.75% in Texas.

As of December 31, 2023, Valens Merger Sub, Inc. (formerly PTK) has a carry forward loss of approximately $4 million. Such carry forward loss is subject to the 382 limitation and has no expiration date.

Japan

The effective principal corporate tax rate applicable to the Japanese subsidiary is 36%.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAXES (continued):

Germany

The effective principal corporate tax rate applicable to the German subsidiary is 30%.

China

The effective principal corporate tax rate applicable to the Chinese subsidiary for is 5%.

b.	Income (loss) Before Income Taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Domestic (Israel)	(20,291)	(27,959)	(26,549)
Foreign	724	727	412
Loss before income taxes	(19,567)	(27,232)	(26,137)

c.	Income tax expenses consisted of the following for the periods indicated:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Domestic (Israel)	45	360	306
Foreign	67	91	101
Income tax expenses	112	451	407

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2023, 2022 and 2021 were comprised of the following:

	December 31
	2023	2022	2021
	U.S. dollars in thousands
Current:
Domestic	45	360	306
Foreign	67	91	101
Total	112	451	407
Deferred:
Domestic	-	-	-
Foreign	-	-	-
Total	-	-	-
Income tax expenses	112	451	407

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAXES (continued):

A reconciliation our theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2023	2022	2021
	U.S. dollars in thousands
Loss before taxes on income and before Equity in earnings of investee	(19,567)	(27,232)	(26,137)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(4,500)	(6,263)	(6,011)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	4	(3)	1
Operating losses and other temporary differences for which valuation allowance was provided	5,915	5,505	3,773
Permanent differences	(1,352)	852	2,338
Tax prepayment and other	45	360	306
Actual taxes on income	112	451	407

e.	Deferred Tax Assets and Liabilities:

The components of the Company’s deferred tax assets and liabilities as of December 31, 2023, and 2022 were as follows:

	December 31
	2023	2022
	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	27,617	17,670
Research and development	2,092	10,861
Issuance costs	-	1,009
Employee and payroll accrued expenses	623	700
Operating lease liabilities	403	742
Share-based compensation	2,283	1,364
Other	37	38
Total deferred tax assets	33,055	32,384
Deferred tax liabilities:
Operating lease right-of-use assets	461	832
Total deferred tax liabilities	461	832
Total deferred tax assets, net	32,594	31,552
Less valuation allowance for deferred tax assets	(32,594)	(31,552)
Deferred tax assets	-	-

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

As of December 31, 2023, and 2022, the Company has recorded a full valuation allowance of $(32,594) and $(31,552) thousand with regard to its deferred taxes (which is mainly tax loss carryforwards) generated in Israel, respectively.

The change in valuation allowance for the years ended December 31, 2023, 2022 and 2021 was $(1,042) thousand, $340 thousand and $(9,595) thousand, respectively.

f.	Uncertain tax positions

The Company implement a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company do not have any material liabilities in any reported periods regarding uncertain tax positions. The Company classify interest and penalties recognized related to our uncertain tax positions within income taxes on the consolidated statements of operations.

g.	Tax assessments

The Israeli entity’s’ income tax assessments are considered final through 2016.

The US subsidiary’s income tax assessments are considered final through 2019.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

	Year ended December 31, 2023
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	57,411	26,750	84,161
Gross profit	44,262	8,330	52,592
Research and development expenses	25,620	22,551	48,171
Sales and marketing expenses	7,410	9,904	17,314
General and administrative expenses	7,062	6,962	14,024
Segment operating profit (loss)	4,170	(31,087)	(26,917)
Change in fair value of Forfeiture Shares			1,713
Financial income, net			5,637
Loss before taxes on income			(19,567)

Depreciation expenses	816	816	1,632
Stock-based compensation	6,928	8,098	15,026

	Year ended December 31, 2022
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	74,540	16,175	90,715
Gross profit	58,425	4,965	63,390
Research and development expenses	20,901	37,306	58,207
Sales and marketing expenses	7,290	9,669	16,959
General and administrative expenses	8,259	8,334	16,593
Segment operating profit (loss)	21,975	(50,344)	(28,369)
Change in fair value of Forfeiture Shares			2,907
Financial income, net			(1,770)
Loss before taxes on income			(27,232)

Depreciation expenses	641	736	1,377
Stock-based compensation	5,151	6,938	12,089

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year ended December 31, 2021
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	62,801	7,883	70,684
Gross profit	48,909	1,670	50,579
Research and development expenses	14,054	32,821	46,875
Sales and marketing expenses	6,944	7,270	14,214
General and administrative expenses	8,322	8,234	16,556
Segment operating profit (loss)	19,589	(46,655)	(27,066)
Change in fair value of Forfeiture Shares			(173)
Financial income, net			1,102
Loss before taxes on income			(26,137)

Depreciation expenses	371	728	1,099
Stock-based compensation	4,385	5,484	9,869

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Israel	3,086	2,803	1,670
China	9,578	9,609	15,574
Hong Kong	7,211	15,157	13,964
United States	7,330	17,494	10,842
Japan	7,445	9,238	7,669
Germany	8,347	6,724	3,361
Hungary	21,126	11,205	5,978
Other	20,038	18,485	11,626
	84,161	90,715	70,684

c.	Supplemental data - Major Customers:

The following table summarizes the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	December 31
	2023	2022
Accounts Receivable	U.S. dollars in thousands
Customer A	19%	10%
Customer B	11%	0%
Customer C	11%	26%
Customer D	10%	7%
Customer E	0%	16%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Revenues
Customer A	17%	7%	4%
Customer B	5%	10%	6%
Customer C	11%	12%	10%
Customer F	8%	10%	11%

d.	Long-lived assets by Geography:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Domestic (Israel)	4,419	5,827	2,259
Taiwan	296	184	199
China	176	225	210
USA	139	217	73
Singapore	72	124	-
Other	54	37	-
	5,156	6,614	2,741

NOTE 15 - RELATED PARTY TRANSACTIONS:

a.	During the years ended December 31, 2023, 2022 and 2021, the Company granted 300,750, 239,610 and 321,777 options, respectively, at a weighted average exercise price of $3.76, $6.28 and $1.04, respectively to several executive officers, and Board members of the Company. In addition, during the years ended December 31, 2023, and 2022, the Company granted 548,849 and 515,103 RSUs, respectively to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the year ended December 31, 2023, is $593 thousand, which is expected to be recognized over a 1-4-years vesting period, and the fair value of the RSUs granted during the year ended December 31, 2023, is $2,502 thousand, which is expected to be recognized over a 1-4-years vesting period.

b.	During the years ended as of December 31, 2023, and 2022, the Company paid to certain Board members of the Company (non-employee directors), a total amount of $401 thousand and $401 thousand, respectively.

c.	The Company’s Amended and Restated Articles of Association permit it to exculpate, indemnify and insure certain of its executive officers and Board members of the Company (as such term is defined under the Israeli Companies Law) to the fullest extent permitted by the Companies Law. The Company entered into agreements with certain executive officers and Board members of the Company, exculpating them from a breach of their duty of care to the Company to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

d.	In February 2020, the Company changed the employment terms of one of its executives, who is also a member of the Board of directors of the Company, into a fixed term employment of 5 years, ending in January 2025.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - RELATED PARTY TRANSACTIONS (continued):

e.	On September 30, 2021, the vesting of 814,272 options of one of the Company’s executives were accelerated. The Company expensed $3,396 thousand in the general and administrative expenses due to such vesting acceleration.

f.	In respect of the execution of the Merger Agreement Closing and the listing as a public Company in the NYSE, certain of the Company’s executives received cash bonus in the amount of $1,545 thousand, that was expensed in the general and administrative expenses.

g.	As of December 31, 2023, and 2022, the Company accrued $0 and $532 respectively, for bonus payments to several executive officers.

h.	As of December 31, 2023, and 2022, the Company accrued $0 and $142 for services provided to PTK by its Sponsor in connection with the Merger.

i.	In August 2023, as part of a separation agreement (“the Agreement”), the Company changed the employment terms of one of its executives, including changes to the Executive’s options terms. Accordingly, during the year ended December 31,2023, the Company recorded an expense of $289 thousands with regard to the Agreement.

NOTE 16 - SUBSEQUENT EVENTS

a.	On January 1, 2024, the Company added 5,208,032 Ordinary Shares to the Ordinary Shares pool reserved for issuance under the Company’s 2021 Share Incentive Plan.

b.	During February 2024, the Company extended the lease for its offices in Hod Hasharon, Israel, by one year until the end of February 2025. In addition, the Company entered into negotiations concerning the renewal of the lease agreement until February 28, 2029.