Form 20-F
period 2024-12-31
Valens Semiconductor Ltd.
filed 2025-02-26
CIK 1863006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, the issuer had 106,342,415 ordinary shares, no par value, outstanding and 18,160,000 warrants to purchase ordinary shares, no par value.

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

Our fiscal year ends on December 31 of each year. References to “fiscal year 2022” and “2022” are references to the fiscal year ended December 31, 2022, references to “fiscal year 2023” and “2023” are references to the fiscal year ended December 31, 2023, and references to “fiscal year 2024” and “2024” are references to the fiscal year ended December 31, 2024.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	The cyclicality of the semiconductor industry;

●	Global political and economic uncertainty, including with respect to China-Taiwan relations;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers;

●	Any difficulty selling Valens’ products if customers do not design its products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Valens’ ability to effectively manage, invest in, grow, and retain its sales force, research and development capabilities, marketing team and other key personnel;

●	Valens’ ability to timely adjust product prices to customers following price increase by the supply chain;

●	Valens’ ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers;

●	Valens’ expectations regarding the outcome of any future litigation in which we are named as a party;

●	Valens’ ability to adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights;

●	The market price and trading volume of Valens ordinary shares may be volatile and could decline significantly;

●	Political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and

●	The other matters described in the section titled “Risk Factors”.

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

D. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

●	The cyclicality of the semiconductor industry;

●	Global political and economic uncertainty, including with respect to China-Taiwan relations;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully with competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers and/or suppliers;

●	Any difficulty selling Valens’ products if customers do not design our products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Any difficulty adequately obtaining, maintaining, protecting, defending or enforcing Valens’ intellectual property (IP) rights or commercializing our products without infringing, misappropriating or otherwise violating the IP rights of others; and

●	Cyber-attacks or other disruptions to or breaches of Valens’ information technology, systems or networks.

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

The semiconductor industry has experienced downturns in the past, in some ways is experiencing them now and may experience such downturns in the future. For example, the industry experienced a significant downtown related to the global recession in 2008, and further experienced a downturn from 2019 to 2021, followed by an upturn in 2022 and then another downturn in 2023. Our customers entered into 2024 with high inventory levels. Rising inflation and interest rates during 2024 caused our customers to take a more cautious approach in building their inventory, while inventory digestion pace was relatively small. In addition, product lead times returned to normal levels after a period of capacity and raw materials shortage. Downturn periods are characterized by diminished product demand, production overcapacity, high inventory levels, accelerated erosion of average selling prices, weakness in demand in certain markets, supply chain capacity and pricing challenges for semiconductors across applications and excess inventory.

These recent downturns have directly impacted our business, causing to a decrease the demand for our products. Any prolonged recovery time or significant future downturns in the semiconductor industry could have a material adverse effect on the demand for our products as well as our overall business, financial condition, and results of operations.

Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to procure adequate capacity within our semiconductor supply chains, resources and raw materials, some of which are single-sourced or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products. Shortage periods are often characterized with extended lead times from suppliers as well as cost increases for certain raw materials that are in short supply, which may impact on our revenues, gross margins and our ability to obtain future design wins, while potentially increasing order cancellations. If the availability of those materials and supplies is interrupted, we may not be able to find suitable replacements and, as a result, our business, financial condition and results of operations could be materially and adversely affected. In addition, we may not be able to expand our workforce and operations in a sufficiently timely manner or respond effectively to changes in demand for our existing products or to demand for new products requested by our customers.

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

political, legal and economic changes, crises or instability and civil unrest in markets in which we do business, such as potential macroeconomic weakness related to trade and political disputes between the United States and China, changes in China-Taiwan relations that may adversely affect our operations in Taiwan, since, as of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at Taiwan Semiconductor Manufacturing Company (“TSMC”). TSMC is a critical supplier, and any disruption in its operations could significantly impact our operations and adversely affect our ability to meet production demands. In addition, we use other vendors that are located in Taiwan and who have an important role in our supply chain. Any disruption in their operations can also have an adverse impact on our operations and cause a significant delay in our ability to timely fulfill our customers’ demands. The complex relationships among China, Taiwan, and the United States might lead to trade disputes affecting the semiconductor industry, which is already subject to regulatory constraints and license requirements. The geopolitical tensions might lead to additional sanctions or regulatory constraints that the U.S. government may impose. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis, and flooding, all of which may influence the local and global economy and have an adverse effect on our business in these markets and in general.

●	geopolitical events, such as the status of war in Israel, the ongoing conflict between Russia and Ukraine, or any other threat of war or terrorist actions;

●	compliance requirements of U.S. customs and export regulations, including the Export Administration Regulations;

●	currency conversion risks and exchange rate and interest rate fluctuations, including the current increasing interest rate environment;

●	instability of global credit and financial markets due to adverse macroeconomic conditions such as rising inflation, increasing interest rates and slower economic growth or recession that could, among other impacts, affect our ability to access external financing sources on acceptable terms or lead to financial difficulties or uncertainty of our customers, suppliers and distributors exposing us to late payments, cancelled orders and inventory challenges, among others;

●	trade policy, commercial, travel, export or taxation disputes or restrictions, import or export tariffs, changes to export classifications or other restrictions imposed by the U.S. government or by the governments of the countries in which we do business, particularly in China;

●	complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax regulations, price protection, competition practices, export control regulations and restrictions, customs and tax requirements, immigration, anti-boycott regulations, privacy, data protection and information security, sustainability and climate-related regulations, intellectual property, anti-corruption and environmental compliance, including the Foreign Corrupt Practices Act;

●	economic disruption from terrorism and threats of terrorism and the response to them by the U.S. and its allies;

●	natural disasters or public health emergencies, such as the COVID-19 pandemic;

●	fluctuations in raw material costs and energy costs due to general market factors and conditions such as inflation and supply chain constraints;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks; and

●	greater difficulty in accounts receivable collections and longer collection periods.

Weaknesses in the global economy and financial markets and any adverse changes in general domestic and global economic conditions that may occur in the future, including any recession, economic slowdown or disruption of credit markets, may also lead to lower demand for products that incorporate our solutions, particularly in the automotive and cross-industry business markets. A decline in end-user demand can affect our customers’ demand for our products, as well as their ability to build new products, obtain credit and otherwise meet their payment obligations. Our net sales, financial condition and results of operations could be negatively affected by such actions. Volatile and/or uncertain economic conditions can adversely impact sales, gross margin and profitability and make it difficult for us to accurately forecast and plan our future business activities. To the extent we incorrectly plan for favorable economic conditions that do not materialize or take longer to materialize than expected, we may face oversupply of our products relative to customer demand.

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

The U.S Department of Commerce’s Bureau of Industry and Security (BIS) has restricted the export of advanced computing integrated circuits and related items to China and other countries and entities

The U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) announces from time-to-time new restrictions on the export of advanced computing integrated circuits and related items to certain countries, including China, and various entities. Based on our existing customer base, characteristics of our existing products and their export control classifications, as well as the licenses issued to us by the BIS, these regulations did not have a material impact on our business. Export control regulations adopted by the United States and other jurisdictions are subject to change and interpretation, and it is possible that future regulatory changes or actions by the BIS impacting U.S. exports of integrated circuits and related items, which will restrict the re-export of integrated circuits to China or to certain Chinese entities will have a material impact on our business operations in China which accounted to approximately 16% of our total revenues in 2024, and on our ability to further expand and grow our business and revenue in China. This may also be affected by our ability to renew or otherwise obtain relevant BIS licenses.

A recent example of these restrictions includes an Interim Final Rule (IFR) from January 2025 that expands controls on advanced computing integrated circuits (ICs or chips) and model weights for artificial intelligence (AI) models. Although we do not believe that these recent controls and policies will impede our ability to conduct our business, given the kinds of semiconductors we typically deploy in our business, there can be no assurance that these or future restrictions would not limit our ability to use certain supply chain vendors, restrict our ability to sell our products to potential customers and ultimately may materially adversely affect our financial performance.

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

Any downturn in the cross-industry served markets or automotive market could significantly harm our financial results.

Approximately 63% and 37% of our total net sales in fiscal year 2024 and 68% and 32% of our total net sales in fiscal year 2023 were generated by our cross-industry and automotive products, respectively. The global economic uncertainty in recent years have impacted demand in many global markets exposing us to the risks associated with such markets as follows:

●	Cross-Industry Business market: following the negative impact from the COVID-19 pandemic on some of our professional audio-video customers’ demand, the recent two years, 2023-2024 were characterized by high-inventory levels of our customers, a slow inventory digestion and a cautious approach to inventory building, due to the inflation environment, high-interest rates and shorter product lead times. These, in turn, contributed to a decrease in demand for our products. The continuation of deteriorated growth trends may continue to have a negative effect on the demand for our cross-industry products, as well as digestion of inventory, and could delay plans of our customers to introduce new products into which our products are designed. This may impede our ability to grow our business, meet our short- and long-term goals and consummate plans that we communicate to the market from time to time.

●	Automotive market: automotive sales generally correlate with global economic conditions, such as increased inflation rate and the rise of interest rates, which may affect consumer spending. A downturn in the automotive market could delay automakers’ plans to introduce new vehicles with new features, as well as decrease manufacturing of existing car models, which would negatively impact the demand for our products and our ability to grow our business. Such potential developments could have a material adverse effect on our business, financial condition, and results of operations, as well as our ability to execute our growth strategy and consummate plans that we communicate to the market from time to time.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, or fail in causing the market to adopt our solutions or to continue to prefer our solutions over new ones, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product life cycles (mainly in the cross-industry business, versus longer cycles in the automotive industry), significant price erosion and evolving standards. Our ability to compete in this industry depends on many factors, including general economic and industry market conditions, our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, manufacture our products in a cost-effective manner, market our solutions and develop an ecosystem around them, as well as on our competitors’ performance.

The success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction in our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Given the long development cycle of semiconductor products, commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, win designs for our existing products and preserve our position as the providers of the solutions of choice, our revenues may decline substantially. Since our principal research and development activities are conducted in Israel, the geopolitical and security circumstances in Israel may influence such activities, as we have witnessed during the war in Israel that began towards the end of 2023. The terrorist attack on Israel launched by Hamas on October 7th, resulted in some of our workforce shifting temporarily to remote work, and some of our workforce called for military reserve duty. Although this did not have a significant impact on our planned schedule, as employees stepped up to cover for their colleagues, any such disruptions may cause delays in our introduction of new technologies to the market in a timely manner, which, in turn, could adversely affect our business.

Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers and may be more successful than us in causing the market to adopt other solutions over those that we offer. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could lead to a changing competitive landscape, which could negatively impact our competitive position and market share, could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may not be successful in winning designs for our products or in building a large enough ecosystem and ultimately face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total product costs in line with these declining revenues. If any of these risks materialize, they could have a material adverse effect on our business, financial condition, and results of operations.

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

In order to continue profitably supplying our products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiency to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Additionally, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations. Similarly, if our suppliers increase their production prices, and we are not able to roll over such increases to our customers in a timely manner, it could adversely impact our business, decrease our gross margins and operating income.

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

Approximately 38% of our revenues 2024 and 36% of our 2023 revenues were generated by our top three customers in each of those periods that purchase products from us based on short term purchase orders that reflect the demand they have from their end customers. We cannot guarantee that we will be able to generate similar levels of revenues from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

Our customers’ continued success will depend in large part on growth within the markets for our automotive and audio-video solutions and products and their success within such markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

●	the effects of catastrophic and other disruptive events at our customers’ offices or facilities including, but not limited to, natural disasters, telecommunications failures, cyber-attacks or other disruptions to or breaches of our customers’ information technology, systems or networks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, breaches of security or loss of critical data;

●	increased costs associated with potential disruptions to our customers’ supply chain and other manufacturing and production operations, including due to shortages in raw materials, increases in raw materials, transport and other commodities’ prices, among others, due to geopolitical tensions and fluctuations in oil prices;

●	the deterioration of our customers’ financial condition;

●	changes in geographic, product or customer mix;

●	delays and project cancellations as a result of design flaws in the products developed by our customers; the inability of customers to dedicate the resources necessary to promote and commercialize their products;

●	the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

●	the failure of our customers to anticipate their customers’ needs and the failure of our customers’ products to achieve market success and gain broad market acceptance.

Any slowdown in the growth of these end markets could adversely affect our financial results.

We will have difficulty selling our products if customers do not design our products into their product offerings.

Our products are not sold directly to the end-users but are components of other products. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on our customers to select our products from among alternative offerings to be designed into the products they sell. If they do not include our products in their designs, we will have difficulty selling our products. Even after a customer designs our products into the products they sell, the customer is not obligated to purchase our products, nor can we guarantee that the customer is not using competitive products. In addition, the customer can choose at any time to reduce or discontinue their use of our products, for example, if their own products are not commercially successful, or for any other reason. In addition, we often incur significant expenditures on the development of a new product without any assurance that our product will be designed into our customers’ products. Once a customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Our customers and potential customers may not choose to design our products into theirs, or, if chosen, continue to design them into future versions or models, or we might not be able to convert any such design into actual sales, either of which could materially and adversely affect our results of operations.

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

The estimates of market opportunity and growth forecasts included in this disclosure or which we communicated to the market elsewhere may prove to be inaccurate.

Market opportunity estimates and growth forecasts are inherently uncertain. Our estimates regarding the expected growth in our served available markets are based on our experience, as well as internal research and industry forecasts, which are subject to a number of estimates and assumptions. While we believe our assumptions and the data underlying our estimates to be reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates regarding the size and expected growth rates of our served available markets may prove to be incorrect. If our served available markets are smaller than we have estimated, or if we are unable to gain the market share we assumed we could gain, our sales growth and/or market share may fail to reach the levels implied by these estimates and we may not meet the forecasted financial targets.

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

One of our business strategies is to participate in and win competitive technology selection processes to develop products for use in our customers’ equipment and products. These selection processes are typically lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenues. The incurrence of such significant expenditures, failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure in a particular selection process could prevent access to such an automotive customer for several years. Our failure to win a sufficient number of design wins and to gain market adoption of out solutions, could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, or as the providers of the industry’s solutions of choice, each of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if our solution is selected, it can take a long period, of months and even years, before the selecting customer will commence the volume production of components or systems that incorporate our products, which means that the sales and meaningful revenues therefrom may be delayed. See Item 5A. Operating and Financial Review and Prospects - Operating Results - Design Wins with New and Existing Customers”.

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

Our customers are constantly seeking new products with more features and functionality at a lower cost, and our success relies heavily on our ability to continue to develop and market to our customers new and innovative products and improvements of existing products, at competitive prices. In order to respond to new and evolving customer demands, achieve a strong market share and keep pace with new technological, processing and other developments, we must constantly introduce new and innovative products into the market. Although we strive to respond to customer preferences and industry expectations regarding the development of our products, we may not be successful in developing, introducing or commercializing any new or enhanced products on a timely basis or at all. Further, if initial sales volumes for new or enhanced products do not reach anticipated levels within the time periods we expect, we may be required to engage in additional marketing efforts to promote such products and the costs of developing and commercializing such products may be higher than we predict. Moreover, new and enhanced products may not perform as expected. We may also encounter lower manufacturing yields and longer delivery schedules in commencing volume production of new products that we introduce, which could increase our costs and disrupt our supply of such products.

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

In March 2024 we received a complaint from a customer indicating an alleged batch production incident. We subsequently identified and remedied the production issue and delivered replaced products. However, the customer made a claim for related expenses reimbursement and for this reason we have recorded expenses of $2.2 million dollars. This incident and its full results are still being discussed between Valens, the customer and the relevant insurers and the actual expenses may eventually be higher than those recorded by the Company. In addition, there is no certainty that we will be able to recover the entire expenses amount from the insurance company. Although we provided immediate service to our customer to minimize the effects of this incident, to the satisfaction of the customer, this incident, if not finally resolved, and similar incidents in the future, may adversely affect our reputation and our ability to win business and affect demand for our products.

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

The markets for semiconductors are characterized by rapidly evolving industry standards. We must continuously develop new products or upgrade our existing products to keep pace with these evolving standards. Changes in industry standards, or the development of new industry standards, may make our products less competitive or obsolete. Our products comprise only a component of an automotive vehicle or a part of an electronic device. All components of these end products must uniformly comply with industry standards (if any) in order to operate efficiently together. We depend on companies that provide other components of the end products to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business. The acquisition by larger companies of smaller companies that are developing products that support competing industry standards may be interpreted as an endorsement for the competing standards by these larger companies, which may adversely affect the market acceptance of our products.

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

 We have acquired and may continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future adversely affect our financial results

We acquired Acroname Inc. (“Acroname”) in May 2024 (the acquisition of Acroname by Valens Inc., a fully owned subsidiary of Valens is referred to below as a business combination) and we may continue to acquire complementary products, technologies or businesses. These acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we may lose key employees and vendors while integrating new organizations and may not effectively integrate the acquired products, technologies or businesses or achieve the anticipated revenue or cost benefits, and we might harm our relationships with our future or current technology suppliers. Future acquisitions could result in customer dissatisfaction or vendor dissatisfaction or performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Furthermore, a substantial portion of the price paid for these acquisitions is typically for intangible assets. We may be required to pay additional funds for earn-outs based on achievement of milestones, or may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets (which has occurred in the past) or become subject to litigation or other unanticipated events or circumstances relating to the acquisitions, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. Moreover, acquisitions may result in losses, in unwanted results and wasting valuable resources, time and money.

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

The loss of services of any key personnel or the inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely matter, to sell products to customers or to manage our business effectively. During 2024, the Company announced the replacement of the heads of our Cross Industry Business (formerly Audio-Video) and Automotive Business units by Mrs. Gili Friedman and Mr. Adar Segal, respectively, who stepped into these positions in the beginning of 2025. Both Mrs. Friedman and Mr. Segal are highly experienced professionals with impressive relevant backgrounds that we believe will serve them well in fulfilling their duties and contribute to the successful performance of the Company.

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

If a third party causes us to discontinue the use of any of our technologies, we may be required to design around those technologies. This could be costly and time-consuming and could have an adverse effect on our financial results. Claims that we have misappropriated confidential information or trade secrets of third parties could have a similar negative impact on us. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have wrongfully used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Any significant impairments of our intellectual property rights from any litigation we face could materially and adversely impact our business, financial condition, results of operations and our ability to compete in our industry.

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

We may be subject to cyber-attacks or other disruptions or breaches of our information technology, systems or networks that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.

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

We may be subject to cyber-attacks or other disruptions or breaches of our information technology, systems or networks caused by computer viruses, software bugs, server malfunctions, software or hardware failure, illegal hacking, criminal fraud or impersonation, ransomware attacks, denial-of-service attacks, malware, social engineering or phishing attacks, acts of vandalism or terrorism, unauthorized access, theft or employee malfeasance or error.

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

In addition, certain global geopolitical events can increase our cybersecurity risk. For example, due to the ongoing Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There have also been similar publicized threats in connection with the geopolitical tension in Israel and the surrounding region, which can result in heightened malicious activities from state-sponsored or politically motivated cybercriminal groups. These threats include threats to harm Western countries’ infrastructure and assets and specifically those of Israel. The costs to us to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant. While we have invested in cybersecurity technologies and protocols to mitigate potential threats, the complexities of regional geopolitical tensions make it difficult to fully predict or protect against every potential risk. Furthermore, the evolving nature of the cybersecurity landscape, for example, by the emergence of new technologies such as artificial intelligence (“AI”) that are used to identify and target new vulnerabilities in our information technology systems or of those of our customers, vendors and other business partners, increases the challenge to predict and protect against all potential risks and there is no assurance that we will be able to promptly and effectively respond to such increasingly sophisticated threats.

Any type of security breach, attack or misuse of data, whether actual or perceived, and whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in litigation from customers, employees or other third parties, lead to the imposition of penalties, reporting obligations and fines under state, federal and foreign laws or by payment networks or adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the loss, misappropriation, corruption or unauthorized publication of our confidential business or proprietary information or personal or sensitive information, or that of other parties with which we do business, an interruption or other failure of our information technology, systems, networks or operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of laws, regulations, industry standards or other legal or contractual obligations related to privacy, data protection and information security. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. In addition, our ability to monitor the data security of our third-party service providers or other third parties with whom we do business is limited. Some of such third parties may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or other disruptions to or breaches of information security. A vulnerability in such third parties’ software or information technology, systems or networks, a failure of such third parties’ safeguards, policies or procedures, or a cyber-attack or other disruption to or breach of information security affecting any of these third parties could irreparably damage our reputation and business. The costs related to significant cyber-attacks or other disruptions to or breaches of our information technology, systems or networks could be material and cause us to incur significant expenses. If the information technology, systems or networks of third parties associated with us become subject to cyber-attacks or other disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

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

As a public company, we are required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes the disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” pursuant to Section 404(b) of the Sarbanes-Oxley Act.

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

In Israel, the United States, Europe and other jurisdictions in which we operate, we are subject to various laws, industry standards, regulations and other legal and contractual obligations related to privacy, data protection and information security. Such laws and regulations are constantly evolving, subject to uncertain and inconsistent interpretation and enforcement, and also may be expanded. If we are found to have breached any such laws, standards, regulations or obligations, in any such jurisdiction, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

As part of our business development, we collect, maintain, transmit, store and otherwise process information about individuals, also referred to as personal information, from our customers and suppliers. Laws, regulations and standards in Israel, the United States (both state and federal regulations), Europe and other jurisdictions around the world restrict how personal information is collected, stored, used, disclosed and otherwise processed, as well as, among other things, set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”), security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Legal developments in the EEA, including rulings from the Court of Justice of the European Union and from various EU member state data protection authorities, have also created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, the efficacy and longevity of these mechanisms remains uncertain.

In addition, in Israel, the Privacy Protection Law, 5741-1981 (“PPL”), and the regulations enacted thereunder, impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

Any changes in these regulations and sanctions and may also require us to modify the manner personal data is collected, processed and maintained by us.

We make public statements about our use and disclosure of personal information through our privacy policies, information on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and data security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy, data protection and information security practices, even if unfounded, could damage our reputation and adversely affect our business.

Restrictions on the collection, use, sharing, disclosure or other processing of personal information or additional requirements and liability for security and data integrity could require us to modify our data processing practices and policies and our solutions and features, possibly in a material manner, and could subject us to increased compliance costs and obligations and regulatory scrutiny. Our failure to comply with applicable laws, regulations and other legal obligations, or to protect personal data, could result in enforcement or litigation action against us, including fines, sanctions, penalties, judgments and public censure, claims for damages by residents and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations.

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

Changes in EHS laws or regulations may require us to invest in costly equipment or make manufacturing process changes and may adversely affect the sourcing, supply and pricing of materials used in our products. We believe that our model of a fabless company minimizes those risks, although any such changes may require us to conduct careful audits of our vendors or even to replace vendors, which may involve costs in qualifying or making adjustments for the work with another vendor.

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

We are subject to regular review and audit by Israeli and other foreign tax authorities. Although we believe our tax estimates are reasonable, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. We may also be liable for taxes in connection with the businesses we acquire. Our determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The U.S. government has in the past made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that may impact U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. Since our current products are manufactured outside the United States, such changes, if adopted, could have a disproportionate impact on our business and make our products more expensive and less competitive in the U.S. market. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased costs of manufacturing our products, and higher prices for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, as part of its “Made in China 2025” policy require the use of local suppliers in place of non - Chinese suppliers like us, compel companies that do business in China to partner with local companies to conduct business and provide incentives to government-backed local customers to buy from local suppliers. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales to decline, which could materially and adversely impact our business, financial condition and results of operations, as well as our ability to grow and expand our share of the Chinese market which serves as a significant growth opportunity for us. The U.S. or foreign governments may take administrative, legislative or regulatory action that could materially interfere with our ability to sell products in certain countries and/or to certain customers, particularly in China. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions for our business. Recently imposed tariffs on goods originating from Canada, Mexico and changes with respect to China, are not expected to have an impact on our business, since none of our products are currently of these countries of origin.

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

The price of Valens’ securities may fluctuate significantly due to general market and economic conditions. Between January 1, 2024, and December 31, 2024, the closing price of our share price fluctuated from a low of $1.75 to a high of $3.33, and the daily average trading volume in that period was 323,791 shares. An active trading market for Valens’ securities may not be sustained. In addition, the price of Valens’ securities can vary due to general economic conditions and forecasts, Valens’ general business condition and the release of Valens’ financial reports. The following factors may also cause significant fluctuations in the market price of our ordinary shares:

●	negative fluctuations in our quarterly revenues and earnings or those of our competitors;

●	pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of contractual lock–up with respect to significant amounts of our ordinary shares;

●	shortfalls in our operating results compared to levels forecast by us or securities analysts;

●	changes in our senior management;

●	mergers and acquisitions by us or our competitors;

●	technological innovations;

●	the introduction of new products;

●	changes in trade policy or tariffs;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks;

●	the conditions of the securities markets, particularly in the semiconductors sector; and

●	political, economic and other developments in Israel and worldwide.

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

Value Base Ltd. beneficially owns a significant amount of our shares, and its interests may conflict with ours or yours in the future.

Value Base Ltd. beneficially owns approximately 19.43% of the voting power of our ordinary shares.1 For so long as ValueBase continues to beneficially own a significant percentage of our ordinary shares, it may have interests that differ from ours or yours and it may vote in a way with which you disagree, and which may be adverse to your interests. See Item 7B “Related Party Transactions – Board Nomination Agreement”.

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

[1]	Based on information reported on a Schedule 13D/A filed on January 30, 2025

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

Risks Related to Our Incorporation and Location in Israel

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets and Israel entered a state of war on several fronts, which as of the date of this Annual Report on Form 20-F is ongoing. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region. These events may result in disruption to our operations and facilities, such as our Headquarters and R&D facilities that are located in Israel, and impact our employees, some of which are military reservists being called to active military duty, as well as impact the economic, social and political stability of Israel. The absence of our employees due to their military service may cause delays in our introduction of new technologies to the market in a timely manner, which, in turn, could adversely affect our business and ability to compete with newer generations of products introduced to the market by our competitors.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations. Our commercial insurance will not necessarily cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

During the years ended December 31, 2024, and 2023, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, as a result of the continuation, escalation or expansion of such war, which has already led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

While the potential adversarial risk effects in connection with these events exist, we believe they are minimized by our work in a fabless model, in which we outsource all our manufacturing operations, utilizing third-party foundry, assembly, and testing facilities. We primarily manufacture our products through contract manufacturers in Taiwan. As of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at TSMC, the largest foundry in the world. We use third party contract manufacturers for our assembly and test operations, including Advanced Semiconductor Engineering and UTAC. We store our product inventory in certain locations, mainly in Asia and Europe, close to many of our customers’ manufacturing facilities. Since our supply chain, including the storage of the finished goods, is located outside of Israel, we believe that while hostile events in Israel may adversely affect our business, they will have less effect on our operations and ability to supply the demand of our customers.

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

Certain tax benefits that may be available to Valens, if obtained by Valens, would require it to meet various conditions and may be terminated or reduced in the future, which could increase Valens’ costs and taxes.

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

The stock markets, including the NYSE on which our ordinary shares and warrants are listed under the symbol “VLN” and “VLNW” respectively, have from time-to-time experienced significant price and volume fluctuations. The market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares and warrants declines significantly, shareholders may be unable to resell their shares or warrants at or above the market price of the ordinary shares and warrants. The market price of our ordinary shares and warrants might fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	actual or anticipated differences in Valens’ estimates, or in the estimates of analysts, for Valens’ revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of the NYSE;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	publication of research reports about Valens;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of Valens, changes in financial estimates by any securities analysts who follow Valens or Valens’ failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Valens;

●	commencement of, or involvement in, litigation involving Valens;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	the failure to achieve our current or future business plans;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, cyber-attacks or other disruptions to or breaches of our information technology, systems or networks, trade wars, acts of terrorism or responses to these events.

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

The trading market for Valens’ ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. Valens does not control these analysts, or the content and opinions included in their reports. In addition, Valens cannot guarantee a wide research coverage and the analysts who publish information about Valens ordinary shares will have relatively little experience with Valens, which could affect their ability to accurately forecast Valens’ results and make it more likely that Valens fails to meet their estimates. In the event Valens obtains industry or financial analyst coverage, if any of the analysts who cover Valens issues an inaccurate or unfavorable opinion regarding it, Valens’ share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Valens’ financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade their ratings of Valens ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of Valens or fail to publish reports on it regularly, Valens’ visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Due to fluctuations in the market price of Valens’ ordinary shares, there is a significant risk that Valens may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2025 or one or more future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in Valens ordinary shares or Valens warrants.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Goodwill and other intangibles are generally treated as active assets to the extent associated with business activities that produce active income.

Although Valens has not obtained independent valuations of its assets (including goodwill and other intangibles) for its taxable year ending 2024, and thus is not in a position to make a definitive determination as to whether it was a PFIC in 2024, based on the composition of its income and assets during 2024 and the estimated value of its assets (which is based on its average market capitalization during 2024), Valens believes that it was not a PFIC for 2024. However, there can be no assurances in this regard. The application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, because of the volatility of Valens’ market capitalization in recent years, whether Valens will be a PFIC for 2025 and future taxable years is uncertain. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill and other intangibles, which may be determined, in large part, by reference to the market price of Valens’ ordinary shares from time to time, which has been, and may continue to be, volatile). As a result, the average value of Valens’ goodwill and other intangibles as well as other active assets may not be sufficiently large in relation to the average value of its passive assets for any taxable year. In particular, because the value of Valens’ goodwill and other intangibles may be determined by reference to the market price of Valens ordinary shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, if Valens’ market capitalization continues to fluctuate or declines, then there is a significant risk that Valens may be a PFIC for 2025.

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

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. Valens does not intend to assist U.S. investors in determining whether Valens or any of its non-U.S. subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Valens, or any of its non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors who directly, indirectly or constructively own 10% or more of the combined voting power or value of Valens ordinary shares are strongly encouraged to consult their tax advisors regarding the U.S. tax consequences of owning or disposing of Valens ordinary shares.

We cannot guarantee that our share repurchase program will be utilized to the full value approved or that it will enhance long-term shareholder value. Repurchases we consummate could increase the volatility of the price of our ordinary shares and could have a negative impact on the liquidity of our ordinary shares.

In November 2024, our Board of Directors approved a share repurchase program for the purchase of up to $10 million of our ordinary shares (the “First Repurchase Program”). The First Repurchase Program ended in January 2025 with repurchases of our ordinary shares in the full amount of $10 million. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

In February 2025, our Board of Directors approved a share repurchase program for the purchase of up to $15 million of our ordinary shares (the “Second Repurchase Program”). Under the Second Repurchase Program, share repurchases will be made from time to time in open market purchases, private transactions and/or block trades, or other transactions as permitted by securities laws and other legal requirements, including Rule 10b5-1 and Rule 10b-18, under the Securities Exchange Act of 1934, as amended. The timing and amounts of any purchases will be based on market conditions and other factors, including but not limited to, price and capital availability.

The Second Repurchase Program does not oblige us to acquire a particular amount of ordinary shares, and may be suspended, modified or discontinued at any time at our discretion and without prior notice, which may result in a decrease in the trading prices of our ordinary shares. We cannot assure you that any share repurchases will enhance shareholder value because the market price of our ordinary shares could decline.

Additionally, repurchases under the Second Repurchase Program may diminish our cash reserves, which could impact on our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances.

We may seek to expand the repurchase of our ordinary shares and increase the aggregate value of the ordinary shares repurchased thereunder using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares to be repurchased, if so decided, will be determined at our discretion and will depend on a variety of factors, including management’s assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. Share repurchases could have an impact on the trading price of our ordinary shares, increase the volatility of the price of our ordinary shares, or reduce the liquidity of our ordinary shares.

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

On May 25, 2021, PTK entered into the Business Combination Agreement with Valens and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into PTK, with PTK surviving the merger (the merger and other transactions contemplated by Business Combination Agreement are referred to herein as the “Transactions”). As a result of the Transactions, PTK became a wholly owned subsidiary of Valens, with the securityholders of PTK becoming securityholders of Valens (the “PTK Business Combination”).

Our capital expenditures amounted to $3.0 million, $1.2 million, and $1.1 million during the fiscal years ended December 31, 2024, 2023 and 2022, respectively, primarily consisting of expenditures related to Research & Development (“R&D”) equipment. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

B. BUSINESS OVERVIEW

Our Mission

Our mission is to be a leading global provider of high-performance connectivity solutions. We aim to transform digital connectivity across industries by providing reliable, resilient and optimized solutions for long distance connectivity over simple, low-cost wiring infrastructure, enabling cutting-edge innovation across verticals in the automotive, audio-video and other adjacent markets.

Our Company

Valens is the high-performance connectivity company, providing chipsets that allow for the robust distribution of large amounts of video and data over long distances.

Operating in a fabless model, Valens has two main business units. The first is the Cross-Industry Business Unit (formerly referred to as the “Audio Video” business), which encompasses Professional Audio-Video (verticals include video conferencing, education, digital signage, entertainment), Industrial (including Machine Vision) and Medical. The second is Automotive (verticals include In-Cabin, ADAS, and Long Vehicles).

Tens of millions of Valens chipsets are deployed in millions of audio-video applications globally, across multiple verticals. Valens boasts a customer base comprised of the world’s major consumer electronic companies. Valens is the incumbent provider of HDBaseT chipsets compliant with the HDBaseT standard, offering several lines of HDBaseT products tailored to meet evolving market demands. HDBaseT gained the Company a market leadership position in the professional audio-video market, providing exceptional digital experiences for which the technology was awarded multiple awards, including an Emmy award. The standard is backed by the HDBaseT Alliance, and co-managed by Valens, LG, Samsung and Sony Pictures. Valens is also leveraging its core technology to expand in and open up new markets that have vast business potential, including industrial machine vision and medical endoscopies.

In the automotive industry, Valens once again “set the standard,” with its technology forming the basis for a new global standard for high-speed connectivity offered by the MIPI Alliance. Valens is the first on the market to offer chipsets that comply with this standard and is thus a leading player in the growing ecosystem of companies adopting this technology. Dubbed MIPI A-PHY, the technology will serve as the basis for next-generation solutions that support higher levels of Advanced Driver-Assistance Systems (“ADAS”) and Automated Driving Systems (“ADS”); Valens’ MIPI A-PHY chipsets have already earned three design wins from leading European OEMs, while its first-generation of automotive chipsets have been on the road in Mercedes-Benz vehicles since 2021.

Across industries, Valens chipsets support the increasing need for Artificial Intelligence (AI)-based applications, by allowing the high-performance, high-speed distribution of data. For example, commonly used remote communication platforms are increasingly integrating AI-based decision-making features that select the best view or audio of in-room participants from multiple cameras and audio sources, increasing the potential quality, clarity and resolution of the video and audio streams in the meeting and enabling better remote communication and collaboration. Valens connectivity solutions enable this evolution of AI-based applications, positioning Valens to capture growing business opportunities arising from this evolution.

Cross-Industry Business

Professional Audio-Video

Valens long-range wired connectivity technology has gained it a leadership position in the professional audio-video industry, and its technology is finding new and exciting applications in industrial and machine vision as well.

The company’s connectivity technology supports the digitization of wired connectivity and is used by key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Harman, Legrand | AV, LG Electronics, Logitech, NEC, Panasonic, Samsung, Siemens, Sony, Sennheiser and many more. These companies have created thousands of electronic devices that embed Valens’ technology as part of their connectivity solution, in millions of products globally, across a variety of verticals such as videoconferencing, education, industrial, medical, digital signage, and more.

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

Professional Audio-Video is characterized by a diversified set of verticals, such as video conferencing, education, digital signage, and entertainment. The increasing need for remote collaboration and communication across these verticals creates constantly evolving business opportunities for Valens.

Valens’ offerings are suitable for all types of meeting rooms, from large corporate boardrooms to huddle rooms, and small office/home office setups (known as SoHo), as well as classrooms with video collaboration systems, allowing for hybrid learning. Valens’ solutions can be deployed wherever long-distance high-definition connectivity solutions are required, for time sensitive applications that require zero latency (a few micro-seconds of latency are commonly perceived in the industry as “zero latency” and referred to herein as “Zero Latency”).

Industrial and Machine Vision

Industrial represents another important market for Valens Semiconductor. Valens has been active in the Industrial market for over a decade, primarily offering extension solutions for Industrial PCs (IPCs), allowing their placement in remote environments, with Keyboard, Video, Mouse (KVM) capabilities and superior EMC performance. Valens chips can be found in the products of the largest IPC vendors, including B&R and Siemens.

Recently, the industrial market has grown in importance with the rise of machine vision. Due to increased factory automation, there has been a global push for machine vision – which often involves the deployment of multiple cameras providing data for interpretation by AI algorithms. One example of a machine vision industrial application that is clearly becoming dominant is Quality and Assurance, where connected cameras augment or replace the human eye to visually inspect and identify faulty products, leveraging AI. These AI models rely on vast amounts of high-resolution image data, which must be transmitted reliably and efficiently. Other use cases in the machine vision market include robotics, warehousing, and industrial inspection.

Valens chipsets offer a number of important advantages in this industry. First, the chips support high resolution video, increasing the precision of automated machine vision solutions. Second, the chips are standardized, facilitating the implementation of smaller form factor camera modules. Due to size restrictions on the factory floor, the industrial market has been trying to miniaturize the size of cameras in a number of machine vision applications, including robot arms. Valens’ standardized solutions allow for the removal from the camera module of the Image Signal Processor (ISP), a relatively large component. Third, Valens solutions demonstrate strong resilience for Electromagnetic Interferences (EMI) which is highly important for ensuring 24/7 operation in the noisy electromagnetic environment of the factory floor.

Valens’ products provide a simple and affordable solution for extending CSI-2 and USB, two interfaces that are widely used in the industrial market. For additional details see “Company Products.”

In 2024, Valens acquired Acroname, a pioneering company specializing in advanced automation and control technologies, operating, among others, in the industrial market. The acquisition enables Valens to expand its position in the industrial market with a holistic USB-focused offering that includes Valens’ innovative USB extension chipsets, augmented by Acroname’s strong technology and expertise. The acquisition is testament to the potential Valens sees in the industrial market.

As connectivity in the industrial environment is challenging, the demand for distribution of massive amounts of data, in a secure and efficient manner, over long distances, requires robust connectivity technology. Valens chipsets offer the high-performance connectivity required to support innovation in this industry.

Medical

Valens has long been active in the medical industry, and we continue to see growing interest in our data-extension capabilities. Our chipsets deliver a high-level of safety with zero latency, and high-bandwidth uncompressed video connectivity, which is required for medical imaging devices such as MRIs, CTs, X-Rays, and robotic surgery. Another need in the medical space is the extension of high-quality images from the cameras to the video processing units and visual displays, which requires greater bandwidth. An example is high-quality medical procedure recording. Another example is robotics-assisted guided surgery, with training services before the procedure and recordings after, all done without breaking the sterile field as the processes can securely and accurately be done from a distance. Valens chips can be found in the products from market leaders, including Siemens, Drager, and Eizo.

Within the medical industry, endoscopies are growing globally. These non-invasive medical procedures involve the insertion of a long, thin tube inside the body of the patient. The tube often contains electrosurgical instruments used to cut, coagulate, desiccate, or fulgurate tissues, as well as a camera to allow the medical professional to see and maneuver inside the body. This application requires high-bandwidth connectivity to support superior video, as well as strong immunity to Electromagnetic Interferences (EMI) for error-free links unaffected by the electrosurgical equipment. To this end, Valens has introduced to market a pioneering solution with a built-in electro-surgical noise canceller, able to handle the high-bandwidth error-free video, while also coexisting with LEDs and control signals over the same cable.

Endoscopes are notoriously difficult to clean; over the years, many people have gotten sick, and some have died, due to improper cleaning of endoscopes. Disposable endoscopes will eliminate the risk of infection. Valens is well positioned to benefit from a transition to disposable endoscope architecture, which is ultimately expected to replace the currently used devices. This transition will take time, as new devices are required to undergo regulatory approval processes. However, when the transition happens, Valens solutions are expected to be a perfect fit for this architecture due to the chips’ small form factor, low power consumption and a resilient, precise technology.

Automotive

In-Cabin

Valens has taken its first steps in the automotive market through its engagement with Mercedes Benz, leveraging the core technology used in its audio-video chipsets, by providing data connectivity for in-vehicle infotainment and telematics systems. Valens powers Mercedes’ infotainment system, offering one of the highest-bandwidth infotainment connectivity solutions on the road today. The multi-gigabit connectivity solution is running over Unshielded Twisted Pair (UTP) wiring currently deployed in vehicles, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems.

Revenues from this engagement have increased substantially between 2021 to 2024, as the Company’s chips have been deployed across a broad range of Mercedes passenger car models, including the S, C and E-class models, as well as the Electric Vehicle (EV) models.

ADAS

Valens’ position as a company that sets industry standards was once again confirmed in 2020 when the MIPI Alliance selected Valens’ technology to form the baseline for its high-speed in-vehicle video connectivity standard (MIPI A-PHY). The MIPI Alliance is the standardization body that develops and drives connectivity specifications for interfaces widely used by carmakers around the world. Companies that participated in the development of the standard included Intel, MediaTek, ON Semiconductor, Qualcomm, Robert Bosch GmbH, ST Microelectronics, Synopsys, Toshiba and others. In 2021, the IEEE Standards Association also adopted A-PHY as an IEEE standard.

In late 2021, Valens introduced the first chipsets in the industry to comply with the MIPI A-PHY standard, providing a reliable and resilient solution for high-speed in-vehicle connectivity requirements over a low-cost wire harness. These second-generation automotive chips provide a connectivity solution for high resolution sensors to compute units. This use-case is necessary for ADAS and 360-degree perception sensors, as well as for applications such as autopilot, surround view, parking assist, and reverse assist.

Samples of Valens’ MIPI A-PHY-compliant chipsets were shipped to leading automotive OEMs, Tier 1s and Tier 2s in December 2021, and 2024 marked a milestone year in which three OEMs, which belong to a group of automotive brands, selected Valens’ MIPI A-PHY chipsets for their next-generation ADAS connectivity, with commercialization expected in 2026.

Valens continues to make progress with many other leading players across the automotive ecosystem, including, OEMs, Tier 1s, and System on Chip (SoC) vendors, cameras, radars, and lidars, in the evaluation of our A-PHY-based solutions and the pipeline of opportunities continued to expand. Although we are witnessing slower and longer decision making around new technology adoption, we believe that these evaluations will eventually mature to the selection of our A-PHY technology by OEMs, following the completion of their evaluations and decision-making processes.

In 2024, we continued the collaboration with key industry players to expand the A-PHY based connectivity solutions ecosystem. To mention a few, Valens completed, in collaboration with Sony Semiconductor Solutions Corporation (Sony), an Electromagnetic Compatibility (EMC) testing of a multi-vendor A-PHY link, making progress towards a mature Sony A-PHY-integrated image sensor that is compatible with Valens’ deserializer chip. The Sony solution will include an integrated high-speed connectivity solution, for enhanced advanced driver-assistance systems (ADAS) applications. In addition, Valens announced a collaboration with Black Sesame Technologies, a leading intelligent vehicle SoC and solution provider, to enable the integration of A-PHY connectivity into the Huashan-2 A1000 autonomous driving computing chip. Black Sesame Technologies are in the process of adding A-PHY to the Wudang C1200 intelligent vehicle cross-domain computing platform. Another example is the Tier-1 supplier Continental AG, which released an offering that includes its latest generation of cameras, called the Far Looking Satellite Camera Family – the FSC300. Valens’ solution provides these cameras with the flexibility to adapt to various ADAS system designs. Lastly, the achievement of three automotive design wins from three leading European OEMs, which belong to a group of automotive brand, for our MIPI A-PHY chipsets. Each of the OEMs, plan to embed Valens’ MIPI A-PHY chipsets in certain vehicle models with an expected Start of Production (SoP) in 2026.

The market demand for MIPI A-PHY is driven, in part, by a major transformation within the automotive industry towards software-defined, highly autonomous vehicles. To enable these evolutions, cars are anticipated to:

●	be equipped with a growing number of sensors

●	combine multiple sensor types – cameras, LiDARs and RaDARs, and

●	be supported by intelligently connected architectures, which will require increased link bandwidth to deliver aggregated sensor data, video and functionality required by safety applications, in real time.

Valens’ solution is scalable, allowing it to bolster the evolution of car architecture and the growing need for in-vehicle high-bandwidth connectivity. Valens’ chipsets address the needs of the increasingly interconnected centralized vehicle computer systems, such as ADAS, ADS, infotainment, and telematics as well as applications such as auto-pilot, surround-view, parking assist, and reverse assist.

Long Vehicles

Valens offers a chipset family that aims to deliver robust connectivity for long automotive applications. The chipsets offer high-bandwidth, long distance connectivity while supplying power and bi-directional control over the cable. This solution further supports applications such as surround view and rear-view visibility in a market that suffers from a lack of reliable visibility solutions due to the complex technical challenge of long-distance connectivity in a rough EMC environment.

Valens chipsets for long vehicles have been evaluated by Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems. This project continued in 2024 and began stringent on-road evaluations by fleets. Valens’ second-generation chipsets for long vehicles are also being evaluated by Tier-1 suppliers.

Our Technology

Backed by more than 100 patents, Valens Semiconductor’s core technology is built on advanced digital signal processing (DSP) and robust error handling mechanisms, ensuring reliable high-speed connectivity in complex and demanding environments. These capabilities form the backbone of our solutions across industries, including professional audio-video, automotive, and industrial.

Valens’ DSP-based architecture compensates for channel impairments, adapting dynamically to variations in the transmission environment, preserving signal fidelity over extended link distances and enabling robust operation even under challenging conditions. Unlike conventional approaches that rely heavily on shielding, Valens’ DSP technology continuously tracks and adjusts to real-time channel conditions.

Error correction is seamlessly integrated into the physical layer, employing Dynamically Modulated Local Retransmission (“DMLR”) to address data corruption caused by EMI. This process operates within strict latency constraints, ensuring that retransmitted packets do not disrupt the flow of data.

The robustness and efficiency of Valens’ core technology has led to its adoption as the foundation for two major industry standards: HDBaseT and MIPI A-PHY.

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

By addressing the challenges of high-speed data transmission in complex environments, Valens delivers solutions that are reliable, scalable, and future-ready.

Our Strengths

We believe that our competitive advantages are based on the following key strengths:

●	An industry standard leader in two large and growing markets - Professional Audio-Video and automotive. We set the standard for long-range connectivity and gained market share in the professional audio-video market with our HDBaseT technology and believe we are well positioned to repeat this success in the even larger automotive industry with our A-PHY compliant chipsets.

●	Disruptive technological solutions. Our technological solutions are based on advanced, scalable, resilient to noise, secure DSP. This allows us to provide one of the safest, most resilient, high-speed and reliable in-vehicle connectivity solutions, all transmitted through standard, simple, low cost, low weight wires and connectors, enabling advanced electronic architecture in cars, such as software-defined vehicles, that require powerful sensor data aggregation and software/data separation. Our technology’s ability to provide a reliable connectivity solution even in the face of the increasing electromagnetic compatibility (EMC) challenge in the automotive environment is another competitive advantage of Valens.

●

High quality products. We continuously strive to provide the highest quality products in all markets in which we operate. Since we started serving the automotive market, we adopted measures to meet the relevant automotive industry standards (such as AEC-Q100 Qualification), and our customers’ specific quality control requirements. We are also certified for ISO-26262 (Road Vehicle Functional Safety). These quality measures contributed to the improvement of our quality control over our entire product portfolio.

In addition, we implement an Automotive Quality Excellence program, with an internal goal to constantly improve our product quality by actively acting to minimize the Defect Parts Per Million (“DPPM”). Being a fabless company, we are compliant with VDA6.3 and have successfully passed several automotive Tier 1 and OEM quality audits. As part of our subcontractor quality management, it is our requirement that all the subcontractors along our supply chain meet the applicable standards, and periodically, we perform audits based on these standards.

●

Our ability to power cross-industry innovation by leveraging our technologies and products. We penetrated the automotive market with chipsets that were based on the technology originally used for the audio-video market. In parallel, we are seeing a demand from our non-automotive customers for the advanced connectivity products that we designed for automotive applications, allowing us to expand in other lucrative verticals (such as corporate, industrial, and medical). In re-utilizing our chipsets across industries, we manage to maintain relatively low R&D investment, accelerating the return on our development investment.

One example of this cross-industry utilization is the potential uses in the Professional Audio-Video market for our VA7000 automotive chipsets. Designed originally for in-vehicle connectivity , these chipsets are also ideal for extending multiple cameras in videoconferencing systems. In 2023 Valens announced a collaboration with Taiwan-based iCatch Technology, a leading Artificial Intelligence (AI) image processing IC (Integrated Chip) fabless semiconductor design company, to develop a multi-camera videoconferencing solution based on our automotive-grade chipsets that will provide an improved and consistent user experience in-and-across conference rooms. This chipset will also have applications in both the medical and industrial markets.

●	Strong relationships with customers and partners. We currently supply components in mass volume to Mercedes-Benz, a leading automotive OEM, which embeds our chipsets in multiple platforms through various Tier 1 suppliers such as Bosch, Continental, Harman, and Valeo, and we continue to work on strengthening these relationships. As data rates in the automotive industry rise and applications such as auto-pilot, surround-view, parking assist, reverse assist and other ADAS and ADS systems become mainstream, we believe that our growing reputation in the automotive space will enable us to continue success and further grow our automotive business. In the professional audio-video field, we maintain strong relationships with our long-term customers, among them are key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Legrand | AV, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more.

●	Building a strong ecosystem momentum towards adoption by Automotive OEMs and Tier 1s. In 2024 the number of prospective automotive customers and partners evaluating our A-PHY compliant chipsets, continued to grow, including leading OEMs and Tier 1 suppliers, and significant progress was made in existing evaluation processes. For more information, see “Part I, Item 4. Information on the Company—B. Business Overview, Our Company, Automotive”.

●	Leading market position in audio-video connectivity. We are the incumbent and vendor of choice for major players in the audio-video connectivity space. These companies drive the market trends, and we are there to support them in driving the change. We believe that our leading market position strengthens our ability to continue serving this core market and capitalize on growing demand for high-performance connectivity solutions, also in adjacent markets where needs are rising, such as industrial, education, medical and other verticals that will emerge in the future. The advantages of our technology make it an optimal connectivity solution to support the increasing need for Artificial Intelligence (AI) based applications in robust connectivity solutions that allow the distribution of ever-increasing data.

●	Established technological leadership, strong intellectual property, and system-level expertise with no software stack. We believe our technology leadership is based on our strong intellectual property portfolio. Our core competence is in our superior physical (PHY) layer that enables us to provide the most optimized connectivity solution for a wide variety of applications and speed, by utilizing advanced DSP with no software stack, which is a burden that commonly characterizes solutions competing with the connectivity solutions we offer. Additionally, we believe our integration capabilities coupled with our system-level knowledge, due to close customer collaboration, enables us to understand our customers’ specific system requirements and more quickly and effectively develop advanced solutions to meet their long-term needs.

●	Proven management team: We have a strong track record of execution and an experienced management team. Our executive management team’s experience in effectively guiding companies through various industry cycles and technology transitions provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change, and maintaining stability during market uncertainty. Our management successfully and responsibly navigated the Company through global challenges that affected the markets in which we operate in recent years and will continue to do so in the face of future challenges we may experience.

Our Growth Opportunities/Strategies

Valens is focused on organic growth across industries. Supplementing this, and leveraging the company’s strong balance sheet, Valens may seek opportunities for inorganic growth, by pursuing target companies that, together with Valens, will be characterized by synergistic value creation. Our first acquisition was in 2024 when Valens acquired Acroname, a pioneering company specializing in advanced automation and control technologies for the professional AV and industrial markets. The acquisition enables Valens to expand its position in the industrial market with a holistic USB-focused offering that includes Valens’ innovative USB extension chipsets, augmented by Acroname’s technology and expertise.

We intend to grow our business through the following key areas:

Cross Industry Business

Professional Audio-Video:

●

Valens anticipates a growing demand for AI-enabled intelligent meeting solutions that deliver high-quality video experiences for both remote and in-person meetings. With the ongoing trend of more video peripherals and more meeting rooms of all sizes, Valens plans to capitalize on its high-speed connectivity solutions

Our VS6320 chipset, which extends USB3.2 over long distances, is a good example for that. The VS6320 enables vendors to develop innovative products that support the increasing need for remote collaboration and communication across various verticals that we serve, for applications such as high-resolution cameras, storage devices, as well as in recording and streaming devices. Small meeting rooms, or huddle rooms, are fast growing within the corporate environment, and these spaces are dominated by USB3.2 peripherals such as pan-tilt-zoom (PTZ) cameras, interactive displays, and docking stations – a perfect fit for the VS6320 chipset. The VS6320 has already been designed into more than 50 products from leading ProAV companies.

Another example is the repurpose of automotive solutions to non-automotive applications, which enhances efficiency and allows us to provide innovative products to such markets. This includes, for example, VA6000-based USB extension solutions as well as innovative videoconferencing multi-camera solution based on the VA7000 chipset Camera Serial Interface (“CSI”) extension technology, which enables the high-performing, uncompressed distribution of multiple cameras in a very cost-efficient manner.

Industrial and Machine Vision

●	With the launch of two of our newest products, the VA7000 and the VS6320, we believe we can unlock new applications within the industrial market – industrial cameras that are served for inspection, robotics, warehouse and other industrial applications, also with machine vision capabilities – which serves as another growth opportunity for us. Our latest products provide a simple and affordable solution for extending CSI-2 and USB, two interfaces that are widely used in the industrial market.

Medical

●	We intend to pursue opportunities arising from the repurposing of the automotive-grade VA7000 chipset for endoscope applications. Endoscopies require high-resolution video, thin simple cabling and of course – strong performance that is resilient to the electrical surges created by cautery and other operations, all have requirements that can be fulfilled with our connectivity solutions. The transition to disposable tools, in an attempt to avoid complex and inefficient cleaning of endoscopes, increases the opportunities for Valens in this field.

Automotive

●

ADAS: Valens is a key supplier of chipsets that comply with the MIPI A-PHY standard. Valens plans to continue to invest in causing the market to adopt A-PHY as the automotive connectivity solution of choice, to address the need in high performance connectivity solutions for rising data rates resulting from higher resolution ADAS systems.

The adoption of Valens A-PHY-based automotive connectivity solution by three leading European OEMs in 2024, may serve as a catalyst for wider adoption of the technology by other manufacturers.

●	Long Vehicles: We expect to expand our serviceable market in automotive with our VA700R, based on the VA7000 chipset family, which provides a long distance connectivity solution for medium and long vehicle sensor connectivity. This solution supports applications such as surround view and rear-view visibility in a market that suffers from a lack of reliable visibility solutions due to the complex technical challenge of long-distance connectivity in a rough EMC environment.

Company Products

Our product portfolio includes over 20 products across a range of high-performance semiconductors and other components that are in turn integrated in a range of technological applications, including:

	Cross-Industry	Automotive
VALENS PRODUCT

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

●    VA7000™ family — (originally developed for automotive) Low-power, small-form factor chipset that supports camera serial interface (“CSI”) extension over low-cost cable infrastructure, making it ideal for extending multiple cameras in Industrial, Medical, and videoconferencing applications. Bandwidth and reach combinations surpass industry standards, including:

●        15m, 4 in-lines, over Coax up to 8Gbps

●        10m, 4 in-lines, over Shielded Differential Pair (SDP) to            8Gbps

●        10m, 4 in-lines, over Unshielded Twisted Pair (UTP) up            to 4Gbps

●        40m, 4 in-lines, over Coax up to 4Gbps

●    Valens USB and Power Extender — a plug and play solution to extend USB and power over a single standard category cable, for distances of up to 328ft/100m.

●    Valens VS6320 chipset — a high-performance and efficient long-distance single-chip extension solution solving the increasing demand for higher bandwidth for USB peripherals in videoconferencing, IT, industrial and medical applications, providing extension for high-performance USB3.2 Gen1 at up to 328ft/100m (Superspeed 5Gbps) and USB2 (480Mbps), as well as all types of USB transfer protocols (BULK, ISO, INT, Control) and dedicated control signals (UART, GPIO), all over simple category cables.

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

KEY PRODUCTS BY ACRONAME

●	USBHub3c — USB Type-C Hub with Power Delivery Analyzer + Tester with 8 programmable ports | USB 10Gbps.

●	USBHub3+ — Designed for demanding industrial environments, the USBHub3+ is a USB 5Gbps Hub with 8 programmable ports.

●	USBHub2x4 — Hi-Speed USB compatible hub featuring 4 device downstream ports with standard USB Type-A connectors.

●	USB-C Switch — USB-C-Switch is a programmable, bi-directional 4-channel USB type-C port selector.

●	USBExt3c Extender Standard Kit — USB-C hub with integrated bidirectional USB and power extension and automatic host switching from either end of the extension, powered by the Valens VS6320.

Market Segments	Applications	Product Series
		VS100	VS2000	VS3000	VS6320	VA6000	VA7000

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

	◾ Medical Imaging ◾ Medical Cameras & Endoscopes ◾ Digital Operating Rooms	✓	✓	✓	✓	✓	✓

Industrial And Machine Vision With a rich offering of high-performance connectivity solutions, Valens guarantees seamless factory automation and machine vision for the industrial market.	◾ Industrial PC ◾ Machine Vision	✓	✓	✓	✓	✓	✓
Entertainment The highest performance connectivity solution for entertainment setups, from home theaters to super-size immersive video walls and projection mapping.	◾ Museums & Exhibits ◾ Sports & Live Events ◾ Home Theatres	✓	✓	✓	✓	✓

ADAS & Autonomous

As data rates rise with the proliferation of sensors and displays in vehicles, OEMs are facing technological barriers on their quest to reach higher levels of autonomy. Valens’ high-performance connectivity chipsets are the foundation upon which OEMs can level up. Valens chipsets support high bandwidth, zero latency and flawless performance, meeting the evolving requirements for enhanced ADAS and safety applications

	◾ Cameras ◾ Centralized Radar ◾ LiDAR						✓

In-Cabin

Cars have become entertainment centers on wheels, leading to a need for a connectivity solution that can reliably handle the high bandwidth requirements of next-generation digital cockpits. Valens chipsets form the data foundation for an enhanced and seamless in-cabin experience.

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

Sales, Marketing and Customer Support

We sell our products worldwide through multiple sales channels, including through our direct sales force and through distributors and independent sales representatives, which resell our products to numerous end customers. Approximately 34% and 37% of our net sales in fiscal years 2024 and 2023 respectively were made to distributors.

Our direct sales force and applications engineers provide our customers with specialized technical support. We believe that maintaining a close relationship with our customers and serving their specific technical needs improves their level of satisfaction and enables us to anticipate and influence their future product needs. We provide ongoing technical training for our distributor and sales representatives to keep them informed of our existing and new products.

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

Customers

Our installed customer base consists of major players in the audio-video space, automotive OEMs and Tier 1 suppliers. In the audio-video market, we serve the leading manufacturers of video distribution equipment, displays, projectors, cameras, video bar, industrial PCs, and healthcare equipment. We have a wide distribution of our revenues across over 200 customers (not including Acroname’s customers). In 2024 and 2023, our three largest customers, each year, collectively represented approximately 38% and 36% of our total revenue, respectively.

In the automotive space, we typically promote our products to the OEMs who are in most cases the final decision makers on the technology that will be deployed in their cars, as well as to Tier 2 automotive suppliers, with actual sales made to Tier 1s. Our contracts are typically based on short-term purchase orders that comply with our products’ lead time.

Competition

The semiconductor industry is highly competitive and is characterized by constant and rapid technological change. Our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. The competitive landscape is changing as a result of a trend towards consolidation within many industries, as some of our competitors have merged with or been acquired by other competitors, while others have begun collaborating with each other. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings and as new companies enter the market. Additionally, our ability to compete in this industry depends on many factors, including our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner.

Intellectual Property

We consider the strength of our intellectual property portfolio to be among our most significant competitive advantages. The protection of our technology and intellectual property and proprietary rights is therefore an important aspect of our business. We rely on a combination of patent, trade secret, trademark and copyright laws, confidentiality and non-disclosure agreements, and technical measures to establish, maintain and protect our intellectual property rights and proprietary technologies and processes. As of February 1, 2025, we owned approximately 125 issued patents, and 5 pending patent applications in USA, China, Japan, South Korea and the European Patent Office (EPO). Our patents generally cover a wide variety of areas relevant to our products, specifically covering our innovation in the areas of convergence of multiple-data types/multi-stream over the same wires and robust operation under severe Electromagnetic Interference (“EMI”).

Our proprietary, internally developed know-how is an important element of our intellectual property portfolio. The development of technological solutions requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform would be difficult. The risk of a competitor replicating the functionality of our platform is further mitigated by the fact that our service product offerings do not include exposure of source code, as our solution is based on hardware (integrated circuits) and software that is delivered as binary code. However, it is possible that competitors or unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, our proprietary technologies and processes, despite our efforts to protect such proprietary technologies and processes.

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

As part of our business development, we also collect some information about individuals, also referred to as personal information, from our customers and suppliers. Laws and regulations in Israel, the United States (both federal and state regulations), the EU General Data Protection Regulation, or the GDPR, and other jurisdictions around the world restrict how personal information is collected, stored, used, disclosed, and otherwise processed, as well as, among other things, set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.

Although our current products serve for connectivity purposes and not for the collection, storage and processing of personal data and information, changes in regulation or changes in certain future use-cases for our products that will include requirements and liability for protection and information security could require us to modify our solutions and features, possibly in a material manner, which could potentially limit our ability to develop new products and features and subject us to increased compliance obligations and regulatory scrutiny. See “Risk Factors—Risks Related to Laws and Regulation.”

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

As of December 31, 2024, we had 259 employees and contractors, primarily based in Israel, compared to 241 employees and contractors, as of December 31, 2023. During the third quarter of 2023 we completed our plan to improve operational efficiency, which included a reduction in force; however, the acquisition of Acroname contributed to a certain increase in the overall workforce. Our research and development team draws from a broad spectrum of backgrounds and experiences, across technology, with strong engineering, analog mix signal, DSP, VLSI, and software capabilities. We foster an entrepreneurial culture so that we may remain focused and innovative over time, as we strive to serve our customers with openness, transparency, and humility.

Facilities

Our principal executive office is located in Hod Hasharon, Israel. In addition to our Israeli headquarters, we have offices in the United States, Asia and Europe. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

Legal Proceedings

From time to time, we may become a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

C. ORGANIZATIONAL STRUCTURE

The Company has subsidiaries in the United States, China, Germany and Japan, which are listed below, as of December 31, 2024 (all subsidiaries are 100% owned, directly or indirectly, by Valens Semiconductor Ltd.)

Name of Subsidiary	Jurisdiction of Organization

Valens Semiconductor Inc.	U.S. (Delaware)
Valens Merger Sub Inc. (“Merger Sub”)	U.S. (Delaware)
Valens Trading (Shanghai) Co. Ltd.	China
Valens Semiconductor GmbH	Germany
Valens Japan Ltd.	Japan
Acroname Inc.	U.S. (Colorado)

D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarter is in Hod Hasharon, Israel, where we occupy an office space totaling approximately 59,201 square feet (5,500 square meter), under a lease agreement that expires in February 2029.

In addition, we have offices in:

1.	Texas, USA, where we occupy an office space totaling approximately 1,760 square feet, under a lease agreement that expired in December 2024 and renewed for an additional term until December 2027.

2.	Colorado, USA, where Acroname occupies an office space totaling approximately 4,750 square feet, under a lease agreement that expires in July 2029.

2.	Tokyo, Japan, where we occupy an office space totaling approximately 280 square feet, under a lease agreement that expires in November 2025.

3.	Shenzhen, China, where we occupy an office space totaling approximately 2,152 square feet, under a lease agreement that expired in October 2024 and was renewed for an additional term until July 2026.

4.	Shanghai, China, where we occupy an office space totaling approximately 100 square feet, under a lease agreement that expires in June 2025.

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

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on February 28, 2024 and which is hereby incorporated by reference.

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

Overview

Valens is a high-performance connectivity company, providing chipsets that allow for the robust distribution of large amounts of data over long distances.

Operating in a fabless model, Valens has two main business units. The first is the Cross-Industry Business Unit (formerly referred to as the “Audio Video” business), which encompasses Professional Audio-Video (verticals include video conferencing, education, digital signage, entertainment), Industrial, Machine Vision and Medical. The second is Automotive (verticals include In-Cabin, ADAS, and Long Vehicles).

In the Cross-Industry Business, tens of millions of Valens chipsets are deployed in millions of audio-video applications globally, across multiple verticals. Valens boasts a customer base comprised of the world’s major consumer electronic companies. Valens is the incumbent provider of HDBaseT chipsets compliant with the HDBaseT standard, offering several lines of HDBaseT products tailored to meet evolving market demands. HDBaseT gained the Company a market leadership position in the professional audio-video market, providing exceptional digital experiences for which the technology was awarded multiple awards, including an Emmy award. The standard is backed by the HDBaseT Alliance, and co-managed by Valens, LG, Samsung and Sony Pictures. Valens is also leveraging its core technology to expand in and open up new markets that have vast business potential, including industrial machine vision and medical endoscopies. In 2024, Valens purchased Acroname, a pioneering company specializing in advanced automation and control technologies for the industrial market. The acquisition enables Valens to expand its position in this market with a holistic USB-focused offering that includes Valens’ innovative USB extension chipsets, augmented by Acroname’s technology and expertise.

In the automotive industry, Valens provides data connectivity solutions for in-vehicle infotainment and telematics systems, offering one of highest-bandwidth infotainment connectivity solutions on the road today. Revenues from this engagement have increased substantially between 2021 to 2024. In addition, our a-symmetric technology formed the basis for a new global standard for high-speed sensor connectivity offered by the MIPI Alliance and Valens is the first on the market to offer chipsets that comply with this standard. In 2024, Valens’ MIPI A-PHY chipsets have earned three design wins from leading European OEMs.

Key Factors and Trends Affecting Our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Design Wins with New and Existing Customers

Valens’ technology is a key enabling technology for both audio-video applications and the automotive market. Since our solutions are sold as part of a broader platform developed by the OEMs and system vendors, it is critical that we achieve a deep level of cooperation, partnership, and joint planning by technical and strategic teams to win designs with these customers. Our customers are continuously developing new products in existing and new application areas, and we work closely with them to understand their product roadmaps and strategies. The time required to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than, in general, in the verticals comprising our Cross-Industry Business (formerly “Audio-Video” business), with the exception of the medical and industrial verticals that may require longer times. The design win cycle is typically divided to three stages: in the first stage, the customer evaluates our products and decides whether to embed them into its own new product .. In the Professional Audio Video vertical, this stage can take around six months. In the Industrial and Machine Vision this stage can be longer, i.e., between six to nine months and in the automotive segment, between twelve to eighteen months. In the second stage, the customer develops the new product, in which our product is embedded. In the Professional Audio Video, this would typically last between six to nine months. In the Industrial and Machine Vision vertical, this stage may take longer, between 9 to twelve months and in the Automotive segment, this stage is the longest, between 24-30 months. During these first and second stages, Valens does not generate any meaningful revenues, however, as of the completion of the development of the product by the customer and its gradual transit into mass production, Valens generates revenues from the sales of the product that was embedded into the customer’s product, which usually has a life cycle of a few years, from 3 to 5 years in the Professional Audio Video vertical and between 5 to 7 years in the Industrial, Machine Vision and Automotive segments. As a result, our future revenue is highly dependent on our continued investment in new products and our success at winning design awards from our customers. We consider design wins to be critical to our future success and anticipate being increasingly dependent on revenue from newer design wins for our newer products. The selection process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win with no assurance that our solutions will be selected. As a result, the loss of any key design win or any significant delay in the ramp-up of volume production of the customers’ products into which our product is embedded could adversely affect our business. In addition, volume production is contingent upon the successful market introduction and acceptance of our customers’ end products, which may be affected by several factors beyond our control.

Continuing to Acquire New Customers

Our operating results and growth opportunity depend, in part, on our ability to attract new customers. We currently have over 200 paying customers (not including Acroname’s customers), and we continue to focus our efforts on increasing the number of customers that use our products.

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

Customer Demand, Orders and Forecasts

In 2024 we experienced a decrease in the demand for our semiconductor products in both Cross Industry Business segment and the Automotive segment.

Our customers entered into 2024 with high inventory levels and were more careful with their inventory building in light of the shorter lead-times that were back to normal levels after a period of a shortage of semiconductor products, and the high-interest rate economic environment. This was in addition to a slow inventory digestion by our Cross-Industry Business customers, mainly in the professional audio-video vertical, where the end customers made investments in meeting and huddle rooms that enabled remote communication during COVID and after. These investments decreased significantly in 2024, which contributed to the reduction in the demand for the products of our customers, into which our products are embedded.

In the Automotive segment, the demand for our products is affected by the demand for Mercedes- Benz cars. 2024 was characterized by a decline in the number of product units sold by us for installation in Mercedes-Benz cars, coupled with an erosion in the average selling price (ASP).

The return to normal lead-time levels causes our customers to submit purchase orders for our products with shorter delivery times as well as provide forecasts for shorter periods, which makes it more difficult for us to provide longer-period revenue and sales forecasts.

Product and Research & Development

We view research and development expenditures as investments that enable us to grow our business over time. These investments consist primarily of costs incurred in performing research and development activities including compensation, pre-production engineering mask costs, engineering services, development tools cost, third parties’ intellectual property (IP) license fees, depreciation of equipment, prototype wafers, packaging, test costs as well as overhead costs. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Post qualification product costs are included in the cost of goods sold.

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

In 2022 the semiconductor industry experienced a significant upturn following the supply imbalance that resulted in record revenues, higher average selling prices (“ASPs”) and per-product profitability. In 2023 and into 2024 this upcycle was followed by a downturn. Historically, such down-cycles have been characterized by reduced demand for end-user products, high inventory levels and periods of inventory adjustment, under-utilization of manufacturing capacity, changes in revenue mix, and erosion of average selling prices.

Shortages in the semiconductor industry have been attributed to a variety of factors, including the COVID-19 pandemic, trade disputes among the United States and China, weakness in demand in certain markets, supply chain capacity challenges, price increases for semiconductors across applications and excess inventory. These factors had a direct impact on our business. Prolonged or significant downturns in the semiconductor industry could negatively affect our sales, production by our suppliers, productivity and margins.

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

Manufacturing Costs and Product Mix

Gross margins have been, and will continue to be, affected by a variety of factors, including ASPs of our products, product mix in a given period (which is composed of the product mix between our audio-video products and automotive chips and the mix of different product generations within the audio-video segment), material costs, yields, manufacturing costs and efficiency. We believe the primary driver of gross margin is the ASP negotiated between us and our customers relative to material costs and yields. To maintain the competitiveness of our products, we are required from time to time to adjust our products’ ASPs. We continually monitor and work to reduce the cost of our products and improve the potential value of the solutions provided to our customers, as we target new design win opportunities and manage the product life cycles of our existing customer designs. We maintain a close relationship with our suppliers and subcontractors to improve quality, increase yields and lower manufacturing costs. Our gross margin may fluctuate on a quarterly basis, due to changes in ASPs, product mix, new product introductions, transition ramp-up of manufacturing, customer demand and other manufacturing costs.

Key Financial and Operating Metrics

We regularly monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics for the years ended December 31, 2024, 2023and 2022 aid us in developing and refining our growth strategies and making strategic decisions.

	Year Ended December 31,
	2024	2023	2022
	(dollars in thousands)
Revenues	57,859	84,161	90,715
Gross profit	34,277	52,592	63,390
% Gross margin	59.2%	62.5%	69.9%
Net loss	(36,583)	(19,661)	(27,667)
Net loss margin	(63.2)%	(23.4)%	(30.5)%
Working capital	133,577	158,763	163,721
Cash, cash equivalents and short-term deposits	130,955	142,020	148,387
Net cash provided by (used in) operating activities	1,019	(6,359)	(22,095)
Non-GAAP Financial Data:
Adjusted EBITDA loss (1)	(21,063)	(10,259)	(14,903)
Adjusted EBITDA Margin (1)	(36.4)%	(12.2)%	(16.4)%
Book to bill	0.99	0.64	0.84

(1)	Non-GAAP measure. Refer to “Non-GAAP Financial Measures”. See below for an explanation and reconciliation to closest equivalent GAAP metrics.

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

Adjusted EBITDA

We calculate Adjusted EBITDA as net profit (loss) before financial income, net, income tax, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and the change in fair value of remaining amount of 359,375 Ordinary Shares issued by the Company as part of the PTK Business Combination that are subject to forfeiture if certain price targets for Valens’ Ordinary Shares are not achieved within a certain period of time after the Closing Date or if a Merger & Acquisition (“M&A”) Transaction (as defined in the merger agreement), does not occur at a certain minimum price (the “Forfeiture Shares”), which may vary from period-to-period. In 2024 we also excluded the change in fair value of earnout liability to the shareholders of Acroname and expenses recorded in connection with a certain batch production incident.

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

Cash and Cash Equivalents and Short-term Deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities over three months and up to one year. As of December 31, 2024, and 2023, short-term deposits denominated in U.S. Dollars and New Israeli Shekel (NIS), bore average interest rate of 5.0% and 5.8%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

Restricted Short-term Deposit

Restricted bank deposit is a cash amount related to a bank guarantee in connection with hedging activity. Such a deposit is stated at cost including accrued interest, which approximates market value.

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

We calculate Adjusted EBITDA as net loss before net financial expense, income tax expenses and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of the Forfeiture Shares. In 2024 we also excluded the change in fair value of earnout liability to the shareholders of Acroname and expenses recorded in connection with a certain batch production incident.

The following table provides a reconciliation of net loss to Adjusted EBITDA.

	Year Ended December 31,
	2024	2023	2022
	(dollars in thousands)
Net loss	(36,583)	(19,661)	(27,667)
Adjusted to exclude the following:
Financial expenses (income), net	(4,795)	(5,637)	1,770
Change in fair value of Forfeiture Shares	(37)	(1,713)	(2,907)
Change in earnout liability	377	-	-
Income Taxes	96	112	451
Equity in earnings of investee	(23)	(18)	(16)
Certain batch production incident expenses	2,238	-	-
Depreciation and amortization	2,546	1,632	1,377
Stock-based compensation expenses	15,118	15,026	12,089
Adjusted EBITDA loss	(21,063)	(10,259)	(14,903)

Components of Our Results of Operations Revenues

The vast majority of our revenues are generated from selling products, mainly semiconductor products (chips). Revenues from product sales are recognized when our customers (which include our distributors) obtain control over our product, typically upon shipment to such customers. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Cost of Revenues

Our cost of revenue includes the cost of materials, such as the cost of wafers, costs associated with packaging and assembly, testing costs as well as shipping cost, depreciation cost of production equipment, amortization cost of intangible assets of technology, cost of personnel (including stock-based compensation), cost of logistics and quality assurance and other expenses associated with manufacturing support. In addition, we incur royalty payment expenses for certain third-party IP embedded in our chips, which represent between 0.4% and 3.5% of revenue earned per chip, plus up to $0.10 per chip depending on the chip.

Gross Profit and Margin

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, together with the gross margin, affected by the following factors: balance and product mix between our audio-video products and automotive products; the mix of products with different pricing models; and the balance of direct customers versus indirect sales through distributors.

The gross margin of our cross-industry products is higher than the gross margin of our automotive products. Hence, as our product mix shifts towards a higher percentage of automotive revenue, we expect to experience some erosion in our gross margin.

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services, IP and development tools licenses, and depreciation. In 2023, we announced a plan to improve operational efficiency, which resulted in lower R&D expenses. Nevertheless, our long-term growth opportunities remain strong, and we expect research and development expenses to increase in future periods to support our growth. This will include our continuing to invest in optimization, accuracy and reliability of our products and other technological improvements to support and drive operational efficiency. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

In 2023 and 2024, most of our research and development expenses derived from the development of:

1.	The MIPI A-PHY standard compliant VA7000 chipset family product which is composed of a transmitter and a receiver for various automotive high-performance, resilient applications. During the reported period, the Company enhanced the feature set of the VA7000, preparing it for mass production.

2.	VS6320 chipset. It is the first highly integrated, professional grade single chip targeted for extending the full capabilities of USB3.2 Gen1 and USB2.0 over a single 100 meter/328 feet Category cable. In addition, the VS6320 embeds the necessary control signals like I2C, Universal asynchronous receiver-transmitter (“UART”), and other General-purpose input/outputs (“GPIOs”). The VS6320 is a cost and power optimized solution, making it ideal for embedding it into products designed for video conferencing, as well as the industrial and medical markets.

3.	A system-based solution, Valens’ USB and Power Extender. Valens’ USB and Power Extender integrates seamlessly with the Logitech Rally Camera, or any other Logitech USB device. Extension and connection through this product is fast and easy, requiring only a single, standard field terminated Category cable, and no nearby receiver-side AC power outlet. The product allows the freedom to place USB devices anywhere in the room and connect them over a single, standard Category cable.

4.

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

5.	USBExt3c, a 3-port switchable hub with dedicated point-to-point USB3 and USB2 extension, combined with advanced PoE and USB-C power delivery. This product leverages both Valens’ HDBaseT and Acroname’s BrainStem technologies, allowing AV installers and OEM product manufacturers to control, manage and extend USB devices, streamlining product deployment for industries such as machine vision, corporate, and education.

Sales and marketing expenses

Sales and marketing expenses consist of sales commissions, advertising costs, travel costs, overhead expenses, payroll, and other personnel related costs, including salaries, share-based compensation, and employee benefits. In the future, we expect to increase sales and marketing expenses to support the overall growth of our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel-related costs, including salaries, share-based compensation, employee benefits and expenses for executive management insurance and other expenses. In addition, general and administrative expenses include fees for professional services and occupancy costs. The 2024 general and administrative expenses were slightly higher than our 2023 expenses, mainly due to expenses related to a certain batch production incident.

Change in earnout liability

The Company recorded earnout liability in connection with earnout payments of up to $7.2 million to Acroname’s former shareholders. The earnout liability was recorded at fair value on the acquisition date, by performing a Monte-Carlo simulation. At each reporting period thereafter, the Company revalues the earnout liability and records the changes in their fair value in the consolidated statements of operations and comprehensive income.

Financial income (expense), net

Financial income (expense), net, primarily consists of interest income from deposits and gains/losses from foreign exchange fluctuations. In 2024, due to a decrease in interest rates, we have seen a decrease in our financial income.

Change in fair value of Forfeiture Shares

Reflects expenses or income related to costs attributed to the change in fair value of Forfeiture Shares. The Company classifies these Forfeiture Shares as liabilities which are presented at their fair value. This liability is subject to re-measurement at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations. In 2024, there was a decrease in the fair value of the Forfeiture Shares, mainly due to a decrease in our stock price and due to the forfeiture of part of the Forfeiture Shares in September 2024.

Income taxes

The statutory corporate tax rate in Israel is 23% for fiscal years 2024 and 2023. For the years ended December 31, 2024, and 2023, Valens operated at a loss position and therefore had no corporate tax liability other than current tax payments due to non-deductible expenses.

As of December 31, 2024, Valens had a net operating loss carry forward of approximately $119 million, compared to $116 million as of December 31, 2023. The increase in the net operating loss carry forward is driven by changes in the currency exchange rate of New Israeli Shekel compared to U.S. Dollar (Valens is taxed in New Israeli Shekel (‘NIS’), which is different from its functional currency (U.S. Dollar)), together with our assessment of the Company’s 2023 tax results. As of 2024, the Company will file its tax return in U.S. Dollar.

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

Segment reporting

The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments, based on the two markets the Company serves:

●	Cross Industry Business (previously named “Audio Video” segment): The Company’s long range wired connectivity solutions deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable. The products sold to enterprise, education, industrial, digital signage and medical markets.

●	Automotive: Valens Automotive products enable safe and resilient high-speed in-vehicle wired connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

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

Results of Operations

The following table provides our consolidated statements of operations for the years ended December 31, 2024, and 2023. For further discussion regarding our consolidated statements of operations for the years ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospectus” in our Annual Report on Form 20-F for the year ended December 31, 2023.

	Year Ended December 31,		$	%
	2024	2023	Change	Change
	(dollars in thousands)
Revenues
Cross Industry Business	36,291	57,411	(21,120)	(36.8)
Automotive	21,568	26,750	(5,182)	(19.4)
Consolidated	57,859	84,161	(26,302)	(31.3)
Cost of revenues
Cross Industry Business	(10,536)	(13,149)	2,613	(19.9)
Automotive	(13,046)	(18,420)	5,374	(29.2)
Consolidated	(23,582)	(31,569)	7,987	(25.3)
Gross profit
Cross Industry Business	25,755	44,262	(18,507)	(41.8)
Automotive	8,522	8,330	192	2.3
Consolidated	34,277	52,592	(18,315)	(34.8)

Operating expenses

Research and development expenses:
Cross Industry Business	(23,795)	(25,620)	1,825	(7.1)
Automotive	(16,680)	(22,551)	5,871	(26.0)
Consolidated	(40,475)	(48,171)	7,696	(16.0)
Sales and marketing expenses
Cross Industry Business	(8,936)	(7,410)	(1,526)	20.6
Automotive	(9,366)	(9,904)	538	(5.4)
Consolidated	(18,302)	(17,314)	(988)	5.7
General and administrative expenses:
Cross Industry Business	(7,922)	(7,062)	(860)	12.2
Automotive	(8,543)	(6,962)	(1,581)	22.7
Consolidated	(16,465)	(14,024)	(2,441)	17.4
Change in earnout liability:
Cross Industry Business	(377)	-	(377)
Automotive	-	-	-
Consolidated	(377)	-	(377)
Total operating expenses	(75,619)	(79,509)	3,890	(4.9)
Operating income (loss) before financial income, net
Cross Industry Business	(15,275)	4,170	(19,445)	(466.3)
Automotive	(26,067)	(31,087)	5,020	(16.1)
Consolidated	(41,342)	(26,917)	(14,425)	53.6
Change in fair value of Forfeiture Shares	37	1,713	(1,676)	(97.8)
Financial income, net	4,795	5,637	(842)	(14.9)

Loss before income taxes	(36,510)	(19,567)	(16,943)	86.6
Income taxes	(96)	(112)	16	(14.3)
Loss after income taxes	(36,606)	(19,679)	(16,927)	86.0
Equity in earnings of investee	23	18	5	27.8
Net loss	(36,583)	(19,661)	(16,922)	86.1

Revenues

Revenues decreased by $26.3 million, or 31.3%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. This reduction is mainly driven by a decrease in the number of units sold in 2024, together with the erosion in the average selling price (ASP) to our Automotive customers, as described above under Customer Demand, Orders and Forecasts.

Cross Industry Business revenues decreased by $21.1 million, or 36.8%, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Automotive revenues decreased by $5.2 million, or 19.4%, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Cost of revenues

Cost of revenues decreased by $8.0 million, or 25.3%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease mainly represents the decrease in the revenues, resulting from a decrease in the number of units sold, as well as cost optimization for certain products.

Cross Industry Business cost of revenues decreased by $2.6 million, or 19.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily driven by the decrease in units sold to our Cross Industry Business customers. At the same time, the Automotive cost of revenues decreased by $5.4 million, or 29.2%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, due to the decrease in units sold to our automotive customers for the Mercedes-Benz project, as well as product cost optimization.

Gross profit and gross margin

Gross profit was $34.3 million, or 59.2% of revenues, for the year ended December 31, 2024, compared to $52.6 million, or 62.5% of revenues, for the year ended December 31, 2023. The change in gross profit mainly resulted from the increase in the portion of the automotive revenue, compared to the Cross Industry Business segment which incurs higher gross margins (automotive contributed 37.3% and 31.8% of the total 2024 and 2023 revenues, respectively, and 24.9% and 15.8% of the 2024 and 2023 gross margin, respectively).

Gross profit for Cross Industry Business was $25.8 million, or 71.0% of Cross Industry Business revenues, for the year ended December 31, 2024, compared to $44.3 million, or 77.1% of Cross Industry Business revenues, for the year ended December 31, 2023. The decrease in Gross profit for Cross Industry Business derives mainly from a product mix shift and lower fixed cost absorption.

Gross profit for automotive was $8.5 million, or 39.5% of automotive revenues, for the year ended December 31, 2024, up from a gross profit of $8.3 million, or 31.1% of automotive revenues, for the year ended December 31, 2023. The increase in gross profit in the automotive segment was due to product cost optimization.

Operating expenses

Research and development expenses

Research and development expenses decreased by $7.7 million, or 16.0%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Cross Industry Business research and development expenses decreased by $1.8 million, or 7.1%, and Automotive research and development expenses decreased by $5.9 million, or 26.0%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. These results are mainly driven by a decrease in IP and tape-out expenses attributed to some of our products in development, as well as the full year effect of the implementation of a plan to improve efficiency by reduction in force which we announced in mid-2023 and fully implemented by the end of the third quarter of 2023. On the other hand, the acquisition of Acroname added approximately $1 million to the R&D payroll expenses in 2024 (all in the Cross Industry Business).

Sales and marketing expenses

Sales and marketing expenses increased by $1.0 million, or 5.7%, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Sales and marketing expenses for Cross Industry Business increased by $1.5 million, or 20.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Sales and marketing expenses for automotive decreased by $0.5 million, or 5.4%, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

The increase in sales and marketing expenses in 2024, was primarily due to the consolidation of Acroname, which added sales and marketing expenses of approximately $0.6 million.

General and administrative expenses

General and administrative expenses increased by $2.4 million for the year ended December 31, 2024, compared to the year ended December 31, 2023, reflecting an increase of 17.4%.

General and administrative expenses for Cross Industry Business increased by $0.9 million, or 12.2% and General and administrative expenses for automotive increased by $1.6 million, or 22.7%, respectively for the year ended December 31, 2024, compared to the year ended December 31, 2023.

The increase in general and administrative expenses was mainly driven by $2.2 million dollar expenses recorded in connection with a certain batch production incident.

The Directors and Officers (“D&O”) insurance premium in 2024 and 2023 totaled $0.6 million and $1.5 million respectively, reflecting the fact that the Company renewed its D&O insurance at a significantly reduced premium.

In addition, the consolidation of Acroname added general and administrative expenses of approximately $0.8 million.

Financial income (expense), net

Finance income for the year ended December 31, 2024, was $4.8 million compared to finance income of $5.6 million for the year ended December 31, 2023, reflecting a decrease of $0.8 million, or 14.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. This decrease is due to a decrease in the interest income from short-term deposits, due to both a reduction in the interest rates (an average interest rate of 5.0% in 2024 compared to average interest rate of 5.8% in 2023), as well as the decrease in the short-term deposits’ balance.

Loss before income taxes

Loss before income taxes increased by $16.9 million, or 86.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in loss was primarily driven by the following factors:

●	the decrease of $18.3 million in gross profit;

●	the decrease of $1.7 million related to the change of the fair value of Forfeiture Shares; and

●	the decrease of $0.8 million in financial income.

Income taxes

Income taxes decreased by $0.02 thousand, or 14.3%, for the year ended December 31, 2024, compared to the year ended December 31, 2023.

B. Liquidity and Capital Resources

As of December 31, 2024, we reported an accumulated shareholders’ equity in the amount of $142.7 million, compared to $164.3 million on December 31, 2023.

The decrease in shareholders’ equity during 2024 is mainly driven by the net loss in the amount of $36.6 million, offset by an increase of the additional paid-in capital, due to stock-based compensation expenses of $15.1 million.

Our primary cash needs are for working capital, contractual obligations, and other commitments. During the year 2024 the net cash inflow from our operating activities totaled at $1.0 million. In 2023, the net cash outflow from our operating activities totaled $6.4 million.

Our working capital balance as of December 31, 2024, and December 31, 2023, were $133.6 million and $158.8 million respectively, of which our cash, cash equivalents and short-term deposits balance as of December 31, 2024, and December 31, 2023, were $131.0 million and $142.0 million, respectively. The cash balances are deposited mainly in major Israeli and US financially sound institutions.

As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also consider additional potential future acquisitions. Depending on the magnitude and timing of our growth investments and the potential size and structure of any future acquisitions, we may decide to supplement our available cash from operations with the issuance of additional equity or debt securities and/or secure other loans, which could be material.

We believe the cash, cash equivalents and short-term deposits as of December 31, 2024, which totaled $131.0 million are sufficient to support the working capital needs of the Company for at least the 12-month period from the date of this report.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.”

Cash Flows

The following table summarizes our cash flow for the periods indicated:

	Year Ended December 31,
	2024	2023
	(dollars in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	1,019	(6,359)
Net cash provided by investing activities	17,781	1,352
Net cash provided by (used in) financing activities	(155)	1,498
Effect of exchange rate changed on cash and cash equivalents	(483)	746
Net increase (decrease) in cash and cash equivalents	18,162	(2,763)

Operating Activities

During the year ended December 31, 2024, the net cash provided by operating activities was $1.0 million, primarily resulting from a net loss of $36.6 million, offset by adjustments to reconcile net loss to net cash used in operating activities, in the amount of $37.6 million (which includes mainly a decrease in trade accounts receivable and in inventories and non-cash expenses of depreciation and amortization and stock-based compensation). The inventory balance, as of December 31, 2024, totaled to $10.2 million, compared to $13.8 million, as of December 31, 2023.

Investing Activities

During the year ended December 31, 2024, net cash provided by investing activities was $17.8 million, consisting of $28.6 million, net, generated from short term deposits, $7.8 million used for the acquisition of Acroname, $1.9 million used for purchases of property and equipment and $1.1 million invested in a restricted short-term deposit.

During the year ended December 31, 2023, net cash provided by investing activities was $1.4 million, consisting of $2.5 million, net, generated from short term deposits and an amount of $1.2 million used for purchases of property and equipment.

Financing Activities

During the year ended December 31, 2024, net cash used in financing activities was $0.2 million, due to proceeds received from stock options exercised by grantees in the amount of $0.8 million, offset by an amount of $1.0 million used for the purchase of Ordinary Shares.

During the year ended December 31, 2023, net cash provided by financing activities was $1.5 million, due to proceeds received from stock options exercised by grantees.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due, as of December 31, 2024. Future events could cause actual payments to differ from these estimates (figures in the table are dollars in thousands).

	2025	2026	2027	Thereafter
Operating Leases	$1,302	$1,095	$1,157	$1,336
Non-cancellable purchase obligations:
To supply chain vendors	$8,044	$-	$-	$-
To intellectual property vendors (including development tools)	$2,239	$110	$-	$-
Total contractual obligations	$11,585	$1,205	$1,157	$1,336

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

The table above does not include future rental payments of future extension periods of $2,729 thousand for the years ended on December 31, 2029 and thereafter.

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

We use the Black-Scholes option-pricing model to determine the fair value of stock options using the following assumptions:

	Year Ended December 31,
	2024	2023
Volatility	57.5%-58.6%	48.4%-63.8%
Risk-free interest	3.55%-3.92%	3.62%-4.21%
Dividend yield	0%	0%
Expected Term (in years)	4-5	4-5
Portion of Forfeited Options (based on management estimations)	3.5%	3.5%

Fair Value of Valens Ordinary Shares.

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

Restricted Share Units (“RSU”)

We recognize compensation expense for time-based RSUs using the straight-line amortization method based on the fair value of RSUs on the date of grant. The fair value of RSUs is the closing market price of Valens’ ordinary shares on the date of grant.

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

The Company’s financial instruments consist of cash, cash equivalents, short-term bank deposits, restricted short-term deposit, trade accounts receivable and trade accounts payable as well as Forfeiture Shares liability, earnout liability and derivative instruments. Other than the Forfeiture Shares liability, the earnout liability and the derivative instruments (see below), the recorded amounts approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.

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

The determination of the valuation of our inventories involve consideration by the management of the Company with respect to:

(1)	quantities of finished goods and work in process required for the fulfillment of customers’ demand.

(2)	the date of manufacturing of the inventories (“date code”) and the Company’s ability to sell such inventories prior to their expiry date, as well as their applicable net realizable value. In 2024 the inventory write-down totaled $0.9 million (representing 1.6% of the cost of revenues), and in 2023 inventory write-down totaled to $1.1 thousands (representing 3.5% of the cost of revenues).

(3)	potential schedule delays by customers may affect inventories valuation.

(4)	the need to increase inventories as experienced for example in 2022, due to the shortage in the global semiconductor market, as well as the increase of lead time from the supply chain, together with the need to maintain sufficient inventory levels to ensure competitive performance, as we experienced then and may experience again in the future, are balanced against the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

Derivatives and hedging

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company entered into foreign currency cash flow hedges using forward contracts to hedge certain forecasted payroll payments denominated in NIS, to hedge against exchange rate fluctuations of the U.S. dollar. The Company recorded the cash flows associated with these derivatives under operating activities.

Business combination

The Company allocates the fair value of consideration transferred in the business combination to the assets acquired and the liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash and earn out payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

Goodwill

Goodwill reflects the excess of the consideration transferred at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

The Company allocated the goodwill to a reporting unit that is expected to benefit from the business combination. The primary items that generate goodwill include the value of the synergies between the acquired company and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events.

An entity has the option to bypass the qualitative assessment for its reporting unit in any period and proceed directly to the quantitative goodwill impairment test. This would not preclude the entity from performing the qualitative assessment in any subsequent period.

The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

The Company determines the fair value of its reporting unit using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses (Level 3 measurement). These assumptions are determined by the Company’s management utilizing its internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the reporting unit.

If the Company’s assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, the Company’s fair value calculation may change, which could result in impairment. If the Company’s assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, the Company’s fair value calculation may change, which could result in impairment. The Company uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting unit. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations and comprehensive loss.

The Company’s goodwill is tested for impairment in the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The reporting unit to which the goodwill, identified in Acroname’s acquisition, was assigned, is part of the CIB segment. The goodwill is deductible for tax purposes for a period of 15 years.

As of December 31, 2024, the Company completed a quantitative goodwill impairment test. The fair value of the reporting unit exceeded its carrying amount and no impairment loss was recorded.

No goodwill impairment was recorded for the year ended December 31, 2024.

Other Intangible Assets

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of core technology is recorded under cost of revenues. Amortization of customer relationships is recorded under sales and marketing expenses.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in note 2 of the notes to our consolidated financial statements as of December 31, 2024.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact on our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

The U.S. dollar is our functional currency. All our revenues were denominated in U.S. dollars for the years ended December 31, 2024, and 2023, however certain operating expenses were denominated in the New Israeli Shekel (NIS), mainly payroll to the team that works in the Company headquarters in Israel.

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

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the credit worthiness of our partners and customers. We have not experienced any losses related to receivables from customers during the years ended December 31, 2024, and 2023. We do ask our customers to provide us with any collateral against their account receivable. Due to these factors, no additional credit risk is believed by management to be probable in our accounts receivable as of December 31, 2024.

As of December 31, 2024, we maintained, in banks, primarily in the United States and Israel, cash balances and other short term, highly liquid investments with original maturities of less than one year at the time of purchase.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Valens’ executive officers and directors. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Gideon Ben Zvi	64	Chief Executive Officer and Director
Guy Nathanzon	52	Chief Financial Officer
Gili Friedman	47	SVP, Head of Cross-Industry Business
Amir Boim	49	SVP, Operations and PMO
Adar Segal	59	SVP, Head of Automotive Business
David Chairman	54	SVP, R&D
Directors
Peter Mertens	64	Chairman of the Board
Yahal Zilka	67	Director
Dr. Eyal Kishon	65	Director
Dror Jerushalmi	63	Director
Moshe Lichtman	67	Director
Michael Linse	50	Director
Peter Kuo	53	Director
Adi Toledano Yarel	50	Director
Tal Yaacobi	49	Director

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

Gili Friedman joined Valens Semiconductor in February 2025 as Senior Vice President and Head of the newly formed Cross Industry Business Unit. In this role, Gili is responsible for driving growth across various sectors, including Audio-Video, Industrial, Machine Vision, and Medical, leveraging her extensive experience in sales and business development within the technology and semiconductor industries. With over 20 years of experience, Gili has a proven track record of building strategic partnerships and delivering impactful results for global customers. Prior to joining Valens, Gili served as Vice President of Sales and Business Development at Sony Semiconductor Israel, where she led international teams and developed market strategies that optimized business performance. Gili holds a BSc in Computer Engineering from the Hebrew University of Jerusalem.

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

Adar Segal. Mr. Segal leads Valens’ Automotive Business unit since February 2025. Mr. Segal has over 25 years of experience in technology-driven Sales, sales management and partnerships across the high-tech global industry, including advanced semiconductors and automotive solutions. Prior to joining Valens, Mr. Segal served in senior sales positions in Cadence, where he managed Israel Sales Territory, including all Cadence sales and growth in Israel, with an annual revenue exceeding $150M and TriEye, a semiconductor startup company developing vison and sensing technology in the Short Wave Infra-Red (SWIR) spectrum, for automotive and industrial applications. Mr. Segal holds an M.A in Business Administration and B.A - Economics & Business Administration from Bar Ilan University.

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

Yahal Zilka has served as a member of the board of directors of Valens since 2007. Mr. Zilka is a co-founder of 10D and serves as a co-Managing Partner, since 2019, and also a co-founder of Magma Venture Partners (“Magma”) and since 1999, served as co-Managing Partner of Magma. Prior to co-founding Magma Venture Partners, Mr. Zilka served as CFO of VocalTec Communications and led it from seed to its public offering on NASDAQ. Mr. Zilka brings many years of experience as an entrepreneur, mentor and executive with strong financial, operational, and hands-on management experience, as well as strategic relationships with industry leaders. Mr. Zilka currently serves as Director on the boards of Gloat, Exodigo, Obligo, ScyllaDB, MyZorro. Previously, Mr. Zilka was on the boards of Waze (acquired by Google, NASDAQ: GOOG), Onavo (acquired by Facebook, NASDAQ:FB), DesignArt Networks (acquired by Qualcomm, NASDAQ: QCOM), Phonetic Systems (acquired by Nuance, NASDAQ: NUAN), Argus (acquired by Continental), Applitools (acquired by Thoma Bravo in 2021), Sightera-Magisto (acquired by Vimeo, NASDAQ: VMEO) and Optimal Plus (acquired by National Instruments, NASDAQ: NATI). Mr. Zilka is a valuable member of Valens’ Board of Directors because of his extensive experience in venture capital and his prior track record as a director.

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

Dror Jerushalmi co-founded and led Valens as its CEO for over 13 years, led its rounds of funding, and the adoption of Valens’ HDBaseT technology as a standard for connectivity in the audio-video and automotive markets. Following this role, Mr. Jerushlami served as the CEO of Cellium. Mr. Jerushalmi earned his Bachelor’s and his Masters, Cum Laude in Electrical and Computer Engineering from Ben-Gurion University, as well as his MBA from Heriot-Watt University, Israel branch. Mr. Jerushalmi is a valuable member of Valens’ Board of Directors because of his extensive experience as a co-founder and his prior track record as a senior executive and director.

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

Tal Yaacobi is a managing partner at Value Base Fund, an Israeli private equity fund that invest in Israeli and Israeli related private and public entities. Mr. Yaacobi has over 20 years of experience in a variety of investment management positions, and strategic consulting in the Israeli and global capital market. Mr. Yaacobi specializes in building investment structures and successful execution of many transactions as a buyer, a seller and a consultant. Mr. Yaacobi served as an M&A advisor, a director and a strategic advisor during his tenure as a partner at Shamrock Growth Fund. In addition, he served as a strategy & corporate finance consultant to Fortune 500 companies during his tenure at McKinsey & Co. Mr. Yaacobi is a Certified Public Accountant (CPA) in Israel and holds B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel, and an MBA with distinction from the Johnson School at Cornell University.

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

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special vote as discussed above with respect to the approval of director’s compensation that is inconsistent with the compensation policy). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision provided that they each document the basis for their decision and the compensation is in accordance with the company’s compensation policy.

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

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our directors and executive officers with respect to the year ended December 31, 2024, was $5.4 million. This amount includes approximately $0.3 million aside or accrued to provide pension, severance, retirement, or similar benefits, but does not include business travel, relocation, professional and business association dues, and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2024, options to purchase 5,644,796 Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $1.31 per Ordinary Share as well as 901,109 Restricted Stock Units (RSUs).

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

The table below sets forth the compensation paid to our five most highly compensated Covered Officers for and with respect to the year ended December 31, 2024. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Officers are in thousands of dollars.

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive (1)
(thousands of dollars)

Name and Principal	Position (2)	Base salary	Benefits and perquisites (3)	Bonus payments	Equity-based compensation (4)	Total
Gideon Ben Zvi	CEO	334	67	56	578	1,035
Gideon Kedem	Former SVP, Head of Automotive Business	221	50	19	495	785
David Chairman	SVP, R&D	215	50	18	453	736
Amir Boim	SVP, Operations and PMO	208	50	18	364	640
Gabi Shriki	Former SVP, Head of AV Business	228	51	19	287	585

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)	All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an average conversion rate of U.S Dollar to New Israeli shekel, for the year ended December 31, 2024 of 1:3.688;

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024, with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements, which are included in this Annual Report. The relevant amounts underlying the equity awards granted to our officers during 2024, will continue to be expensed in our financial statements over a four-year period during the years 2024-2028 on account of the 2024 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were approved by the company’s compensation committee and board of directors.

Non-Employee Directors’ Compensation

We pay each of our non-employee directors (other than the Chairperson of the board) an annual cash payment of $ 40,000. The Chairperson of the board is entitled to an annual cash payment of (i) $80,000; or (ii) if, prior to the listing day, such Chairperson received an annual cash payment from the Company that is higher than the amount set forth in sub-clause(i), such higher amount, in which case, he will not be entitled to an additional payment for his membership in any board committee or for serving in the chair position thereof. Accordingly, we pay our Chairperson, Mr. Mertens, an amount of $96,000. In addition, we pay each of our non-employee directors who serves on a board committee, the following annual payment in addition to the annual cash payment mentioned above: per membership of the audit committee, $10,000 (or $15,000 for the chairperson); per membership of the compensation committee $8,000 (or $12,000 for the chairperson); per membership of the nominating, governance and sustainability committee, $7,000 (or $10,000 for the Chairperson), and per membership of a general committee, $5,000 (or $7,000 for the chairperson). In addition, upon election (provided the director is still in office),non-employee directors, shall be granted with equity awards under our incentive plan at a value of $175,000 (composed of restricted share unites at a fair market value of $116,725 and options to purchase ordinary shares with a fair market value of up to $58,275) which shall vest on a quarterly basis over a period of three years (the “Welcome Equity Grant”), and as of the fiscal year thereafter (provided the director is still in office), with annual equity awards at a value of $150,000 (composed of restricted share unites at a fair market value of $100,000 and options to purchase ordinary shares with a fair market value of up to $50,000) which shall vest on a quarterly basis over a period of one year (the “Annual Equity Grant”). The awards shall be accelerated in certain change of control events. The fair market value of restricted share units is calculated in accordance with the definition included in our 2021 share incentive plan and the exercise price of the options which is equal to the average stock market price of the 30-trading day period preceding the date of the grant.

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

Authorized Shares. As of December 31, 2024, there were options to purchase 670,104 Ordinary Shares outstanding under the 2007 Plan. Ordinary shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan (the “2021 Plan”).

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

Authorized Shares. As of December 31, 2024, there were options outstanding to purchase 8,992,545 Ordinary Shares under the 2012 Option Plan. Ordinary shares subject to options granted under the 2012 Option Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2021 Plan.

During 2024, the Company extended the expiration date of 1,210,661 fully vested outstanding stock options that were supposed to expire during 2025, to fully expire by December 31, 2028. In that regard, the Company recorded expenses in the amount of $136 thousand, in the year ended on December 31,2024. These expenses represent the total incremental fair value on the modification date.

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

Shares Available for Grants. As of December 31, 2024, there were 9,733,613 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 2,225,064 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 9,193,241 shares, (ii) any shares subject to awards under the 2007 and the 2012 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised (in an amount not to exceed 10,899,927 shares under the 2007 and the 2012 Option Plans), and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (a) 5% of the outstanding Ordinary shares of the Company on the last day of the immediately preceding calendar year, and (b) provided that on each January 1st, an amount of at least five percent (5%) of the total number of Company Ordinary Shares, on a fully diluted basis, will be available for grant under the 2021 Plan, such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination). If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2012 Option Plan or the 2007 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, and (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of the distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

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

Authorized Shares. The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 1,400,000 shares. As of December 31, 2024, there were 1,400,000 Ordinary Shares available for purchase under the ESPP. On the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2030, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of:

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

Under our Amended and Restated Articles of Association, the number of directors on our board of directors will be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, held on November 10th 2022, each year, the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

●	the Class I directors, whose term will expire at our annual meeting of shareholders to be held in 2025, are Eyal Kishon, Moshe Lichtman Dror Jerushalmi and Tal Yaacobi;

●	the Class II directors, are Yahal Zilka, Michael Linse and Gideon Ben Zvi, whose term will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Adi Yarel Toledano, Peter Kuo and Peter Mertens, whose term will expire at our annual meeting of shareholders to be held in 2027.

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

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of Moshe Lichtman, Eyal Kishon, Michael Linse and Tal Yaacobi. Moshe Lichtman serves as chairperson of the nominating, governance and sustainability committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2024, Ms. Dafna Barzilai, CPA from Dafna Barzilai & Co., is acting as our internal auditor.

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

D. EMPLOYEES

As of December 31, 2024, we had 256 employees and contractors, primarily in our headquarter in Israel.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of February 10, 2025, by:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 105,718,662 Ordinary Shares outstanding as of February 10, 2025.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them.

Name	Beneficially Owned	% out of Issued
5% Holders:
Value Base Ltd. (1)	20,656,656	19.54%
Executive Officers and Directors:
Gideon Ben-Zvi (2)	3,033,915	2.87%
Guy Nathanzon (3)	38,750	(*	)
Gili Friedman (4)	0	(*	)
Adar Segal (5)	0	(*	)
David Chairman (6)	255,953	(*	)
Amir Boim (7)	268,988	(*	)
Peter Mertens (8)	515,557	(*	)
Yahal Zilka (9)	990,269	(*	)
Eyal Kishon (10)	482,629	(*	)
Dror Jerushalmi (11)	2,056,786	1.95%
Moshe Lichtman (12)	3,662,229	3.46%
Michael Linse (13)	2,956,885	2.80%
Peter Kuo (14)	717,052	(*	)
Adi Yarel Toledano (15)	240,004	(*	)
Tal Yaacobi (16)	20,656,656	19.54%
All Executive Officers and Directors as a Group	35,875,673

*	Less than 1%.

(1)	Based on information available to the Company and as reported in a Schedule 13D filed on January 30, 2025. The Ordinary Shares beneficially owned by this shareholder consist of (i) the same 13,707 Ordinary Shares, in the aggregate, underlying RSUs and options held directly by Mr. Yaacobi that will vest or become exercisable, respectively, within 60 days of February 10, 2024, as further described in footnote (16) below, together with an additional (ii) 20,642,949 Ordinary Shares held in the aggregate by Value Base Fund Limited Partnership (“VBF LP”) and Value Base Fund Invest 1, Limited Partnership (“VBFI LP”). Value Base Fund General Partner Ltd. (“VBF GP”) acts as the general partner of VBF LP, is majority owned by Value Base Ltd. (“Value Base”), and has delegated its management responsibilities to a management company, Value Base Fund Management Ltd. (“VBF MC”), which is controlled by Value Base. Value Base Invest Management Ltd. (“VBFI GP”) acts as the general partner of VBFI LP and is majority owned by Value Base, which is controlled by Messrs. Victor Shamrich and Ido Nouberger. Mr. Yaacobi serves as CEO and managing partner of VBF LP and VBFI LP and CEO of VBF GP, VBFI GP and VBF MC. Pursuant to his existing management agreement with Value Base, Mr. Yaacobi will assign to Value Base all Ordinary Shares received following the exercise of his options or the vesting of his RSUs, which will be allocated to VBF LP and VBFI LP pro rata in relation to their holdings. Because Mr. Yaacobi and the other persons and entities named above may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, each may share voting and dispositive power with respect to all of the above-described Ordinary Shares. Each of the persons and entities named above disclaims the existence of a group and specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(2)	Consists of (i) 248,563 Ordinary Shares, and (ii) 2,785,352 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(3)	Consists of (i) 38,750 Ordinary Shares and (ii) 0 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(4)	Consists of (i) 0 Ordinary Shares, and (ii) 0 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(5)	Consists of (i) 0 Ordinary Shares, and (ii) 0 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(6)	Consists of (i) 109,980 Ordinary Shares, and (ii) 145,973 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(7)	Consists of (i) 109,980 Ordinary Shares, and (ii) 159,008 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(8)	Consists of (i) 71,429 Ordinary Shares, and (ii) 444,128 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(9)	Consists of (i) 917,159 Ordinary Shares, and (ii) 73,110 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.

(10)	Consists of (i) 409,519 Ordinary Shares, and (ii) 73,110 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 10, 2025.

(11)	Consists of (i) 1,106,428 Ordinary Shares, and (ii) 950,358 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 10, 2025.

(12)	Consists of (i) 99,329 Ordinary Shares, and (ii) 73,110 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025. In addition, Mr. Lichtman is a General Partner of IGP Connectivity Solutions, and may be deemed to share voting and dispositive power of 3,489,790 Ordinary Shares. Mr. Lichtman otherwise disclaims beneficial ownership over the shares beneficially owned by IGP Connectivity Solutions.

(13)	Consists of (i) 71,429 Ordinary Shares, and (ii) 73,110 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025. In addition, Michael Linse is the founder and Managing Director of Linse Capital LLC and may be deemed to share voting and dispositive power of 2,812,346 Ordinary Shares held by Linse Capital LLC. Mr. Linse otherwise disclaims beneficial ownership over the shares beneficially owned by Linse Capital described above.

(14)	Consists of (i) 671,542 Ordinary Shares, and (ii) 45,510 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025

(15)	Consists of (i) 163,357 Ordinary Shares, and (ii) 76,647 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 10, 2025.
(16)

Consists of (i) the same 20,642,949 Ordinary Shares held in the aggregate by Value Base Ltd. as further described in footnote (1) above, together with an additional (ii) 4,421 Ordinary Shares underlying RSUs held directly by Mr. Yaacobi that will vest within 60 days of February 10, 2025, and (iii) 9,286 Ordinary Shares underlying options to acquire Ordinary Shares held directly by Mr. Yaacobi, which are exercisable within 60 days of February 10, 2025. Mr. Yaacobi disclaims the existence of a “group” for purposes of Section 13(d) of the Exchange Act and specifically disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2024, there were 12 registered holders of our shares in the United States, one of which Cede & Co., the nominee of the Depository Trust Company is a United States registered holder, holding approximately 90.3% of our outstanding Ordinary Shares.

B. RELATED PARTY TRANSACTIONS

The below is a description of all reportable related party transactions since January 1, 2024.

Rights of Appointment

Valens’ board of directors consists of ten directors. Pursuant to Valens’ articles of association as in effect immediately prior to the Business Combination, certain of Valens’ shareholders, including related parties, had rights to appoint directors and observers to its board of directors. As part of the Business Combination, Mr. Peter Kuo joined Valens’ board of directors.

Board Nomination Agreement

On July 23, 2024, Valens entered into a board nomination agreement (the “Board Nomination Agreement”) with Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. (collectively in this section, “Value Base”).

Pursuant to the Board Nomination Agreement, Valens agreed that Value Base’s designee, Mr. Tal Yaacobi (the “Designee”), would be appointed, effective as of August 8, 2024, to the Company’s Board, to serve as a Class I director (and to stand for re-election at the 2025 annual meeting of shareholders), and as a member of the Board’s Nominating, Governance and Sustainability Committee.

Pursuant to the Board Nomination Agreement, Value Base and its affiliates also agreed not to increase their beneficial ownership of the Valens’ ordinary shares to more than 24.99% of the total ordinary shares of the Valens’ outstanding shares during a period commencing on the effective date of the Board Nomination Agreement and ending on the earlier of the 2026 annual meeting of shareholders or the Designee’s departure from the Board (the “Standstill Period”).

During the Standstill Period, Value Base also agreed not to solicit proxies, or encourage or influence any person, for the election of individuals to the Board, or to seek representation on or nominate any candidate affiliated with Value Base to the Board, except the Designee. Value Base is able, however, to propose and act to nominate qualified candidates to the Board who are not affiliated with Value Base.

Notwithstanding the Designee’s votes as a member of the Board or the Nominating, Governance and Sustainability Committee, Value Base as a shareholder undertook pursuant to the Nomination Agreement to vote all of its ordinary shares of the Company during the Standstill Period (i) at the 2024 annual meeting of shareholders, in favor of the entire class of candidates that is supported by a majority of the Board and against any other candidates not supported by a majority of the Board, (ii) at the 2025 annual meeting of shareholders, in favor of at least two members of the class of candidates that are supported by a majority of the Board (i.e., Value Base may object to only one candidate) and against all other candidates not supported by a majority of the Board (but one such nominee) and (iii) at the 2026 annual meeting of shareholders, in favor of at least one member of the class of candidate nominated that is supported by a majority of the Board (i.e., Value Base may object to two candidates) and against all other candidates not supported by a majority of the Board (but two such nominees).

In addition, Value Base agreed to vote against any shareholder proposal that results in an increase or decrease to the size of the Board as set in accordance with Valens’ Articles of Association.

Except as set forth above, Value Base and the Designee are free to engage in any discussions, solicitation or any other action related to its plans or proposals.

Valens’ obligations under the Board Nomination Agreement will terminate under certain conditions, including if (i) Value Base and its affiliates cease to beneficially own at least 5% of the outstanding ordinary shares of the Valens, (ii) the Designee fails to comply with Board policies and procedures or qualify as a director under applicable law, (iii) Value Base or the Designee fails to comply with material terms of the Board Nomination Agreement or (iv) in the event of Change of Control (as defined in the Board Nomination Agreement).

Except for the Board Nomination Agreement, there are currently no other rights granted by the Company to appoint directors and observers to the Board.

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

In February 2020, the Company changed the employment terms of Mr. Dror Jerushalmi, who is also a member of the Board of Directors, into a fixed term employment of 5 years. This engagement ended in December 2024.

Non-Employee Director Compensation. During the years ended as of December 31, 2024 and 2023, the Company paid to the non-employee directors, a total amount of $0.4 million, annually. The payment was made in accordance with the Non-Employee Directors Compensation Package. For more information see “Part I, Item 6. Directors, Senior Management and Employees- B. Compensation”.

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

Other Related Party Transactions

As of December 31, 2024, and 2023, there are no other related-party transactions.

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

Share Capital

As of December 31, 2024, we had 106,342,415 ordinary shares outstanding, including 359,875 Forfeiture Shares.

C. MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Form of Indemnification Agreement. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Compensation Policy for Directors and Officers. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2007 Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2012 Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2021 Share Incentive Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

●	Board Nomination Agreement by and between the Company and Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. See Item 7 “Major Shareholders and Related Party Transactions – Part B. Related Party Transactions” for more information about this document.

●	For more information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Acroname Stock Purchase Agreement

On May 31, 2024, Valens (through its U.S subsidiary, Valens Semiconductor, Inc.) closed a stock purchase agreement (the “SPA”) by and between Valens Semiconductor, Inc. (“Valens, Inc.”), Acroname Inc. (“Acroname”), the shareholders of Acronmame (the “Sellers”) and the Sellers Representatives (as defined in the SPA).

Pursuant to the SPA, Valens, Inc. acquired 100% of the issued and outstanding share capital of Acroname, for a purchase price of approximately $7.8 million, plus Acroname’s cash at the closing of the SPA, which amounted to $1.3 million, subject to customary post-closing adjustments for net working capital. Additionally, Valens, Inc. shall be obligated to pay the Sellers earn out payments of up to $7.2 million, depending upon the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025, and product development milestones as of June 2026.

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

U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens Ordinary Shares and Valens

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) concerning the ownership and disposition of Valens ordinary shares and Valens warrants. This discussion applies only to Valens ordinary shares and Valens warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposition of Valens ordinary shares and Valens warrants. The effects of and consequences under other U.S. federal tax laws, such as estate and gift tax laws, any minimum tax or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Services (the “IRS”) and the income tax treaty between the United States and Israel (the “Treaty”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Valens has not sought and will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or a court will not sustain, a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	dealers or traders in securities that use a mark to market method of accounting for U.S. federal income tax purposes;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons holding Valens ordinary shares and/or Valens warrants as part of a straddle, integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Valens ordinary shares and/or Valens warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 10% or more (by vote or value) of the outstanding Valens ordinary shares;

●	persons holding Valens ordinary shares or Valens warrants in connection with a trade or business outside the United States.

●	an entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein);

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; and

●	persons who hold or received Valens ordinary shares and/or Valens warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation.

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

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Valens ordinary shares or Valens warrants, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships owning Valens ordinary shares or Valens warrants and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of owning and disposing of Valens ordinary shares or Valens warrants.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF OWNING AND DISPOSING OF VALENS ORDINARY SHARES AND VALENS WARRANTS.

Distributions on Valens Ordinary Shares

If Valens makes distributions of cash or property on Valens ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of Valens current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. As Valens does not calculate its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions above under “—Utilization of PTK’s Tax Attributes and Certain Other Adverse Tax Consequences to Valens and Valens’ Shareholders” and below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, where Valens ordinary shares are listed), or (b) Valens is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	Valens is neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Valens’ taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of any Israeli taxes. Israeli taxes withheld from dividend payments (at a rate not exceeding any applicable rate provided by the Treaty in the case of a U.S. Holder eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on non-U.S. taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Valens with respect to Valens ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the treatment of foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, the IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisors about the impact of these rules in their particular situation. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Israeli taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all such non-U.S. taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of Valens Ordinary Shares and Valens Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Valens ordinary shares or Valens warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Valens ordinary shares or Valens warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Valens ordinary shares or Valens warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held Valens ordinary shares or Valens warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss for foreign tax credit purposes. Israeli taxes imposed on gain from the sale or other disposition of Valens ordinary shares or Valens warrants generally will not be creditable against a U.S. Holder’s U.S. federal income tax liability. However, such Israeli taxes, if any, may be deductible or reduce the amount realized upon a sale or disposition. U.S. Holders should consult their tax advisers regarding the consequences of any Israeli taxes imposed on a sale or other disposition of Valens ordinary shares or Valens warrants.

Exercise or Lapse of a Valens Warrant

Except as discussed below with respect to the cashless exercise of a Valens warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Valens ordinary share on the exercise of a Valens warrant for cash. A U.S. Holder’s tax basis in Valens ordinary shares received upon exercise of a Valens warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Valens warrant exercised and the exercise price. The U.S. Holder’s holding period for a Valens ordinary share received upon exercise of a Valens warrant will generally begin on the date following the date of exercise (or possibly the date of exercise) of the Valens warrant and will not include the period during which the U.S. Holder held the Valens warrant. If a Valens warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Valens warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Valens warrant. The tax consequences of a cashless exercise of a Valens warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in Valens ordinary shares received would generally equal the U.S. Holder’s basis in the Valens warrants exercised for such shares. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in Valens ordinary shares would generally be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants. If the cashless exercise were treated as a recapitalization, the holding period of Valens ordinary shares would generally include the holding period of the Valens warrants exercised therefor.

It is also possible that a cashless exercise of a Valens warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Valens Ordinary Shares and Valens Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Valens warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Valens warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in Valens ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in Valens warrants deemed exercised and (ii) the exercise price of such Valens warrants. A U.S. Holder’s holding period for Valens ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Valens warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Valens warrants.

Possible Constructive Distributions

The terms of each Valens warrant provide for an adjustment to the number of Valens ordinary shares for which the Valens warrant may be exercised or to the exercise price of the Valens warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Valens warrant would, however, be treated as receiving a constructive distribution from Valens if, for example, the adjustment increases the holder’s proportionate interest in Valens’ assets or earnings and profits (for instance, through an increase in the number of Valens ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of Valens ordinary shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Valens Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Valens warrant received a cash distribution from Valens equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Valens ordinary shares or Valens warrants could be materially different from that described above if Valens is a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For this purpose, Valens will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Valens owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes dividends, interest, rents, royalties and capital gains. Goodwill and other intangibles are generally treated as active assets to the extent associated with business activities that produce active income.

Although Valens has not obtained independent valuations of its assets (including goodwill and other intangibles) for its taxable year ending 2024, and thus is not in a position to make a definitive determination as to whether it was a PFIC in 2024, based on the composition of its income and assets during 2024 and the estimated value of its assets (which is based on its average market capitalization during 2024), Valens believes that it was not a PFIC for 2024. However, there can be no assurances in this regard. The application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, because of the volatility of Valens’ market capitalization in recent years, whether Valens will be a PFIC for 2025 and future taxable years is uncertain. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill and other intangibles, which may be determined, in large part, by reference to the market price of Valens ordinary shares from time to time, which has been, and may continue to be, volatile ). As a result, the average value of Valens’ goodwill and other intangibles as well as other active assets may not be sufficiently large in relation to the average value of its passive assets for any taxable year. In particular, because the value of Valens’ goodwill and other intangibles may be determined by reference to the market price of Valens ordinary shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, if Valens’ market capitalization continues to fluctuate or declines , then there is a significant risk that Valens may be a PFIC for 2025.

Under the PFIC rules, if Valens is a PFIC at any time that a U.S. Holder owns Valens ordinary shares or Valens warrants, Valens will continue to be treated as a PFIC with respect to such investment unless (i) it ceases to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Valens ordinary shares and/or Valens warrants at their fair market value on the last day of the last taxable year in which Valens is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below, but any loss would not be recognized. After the deemed sale election, Valens ordinary shares or Valens warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Valens subsequently becomes a PFIC.

For each taxable year that Valens is treated as a PFIC with respect to a U.S. Holder’s Valens ordinary shares or Valens warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Valens ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for Valens ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for Valens ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Valens is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of Valens ordinary shares or Valens warrants cannot be treated as capital gains, even though the U.S. Holder holds Valens ordinary shares or Valens warrants as capital assets.

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

In the event Valens is a PFIC, a U.S. Holder that makes a QEF election with respect to its Valens ordinary shares would generally be required to include in income for each year that Valens is treated as a PFIC the U.S. Holder’s pro rata share of Valens’ ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of Valens ordinary shares. Any net deficits or net capital losses of Valens for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in Valens ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on Valens ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in Valens ordinary shares by a corresponding amount.

If Valens owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Valens’ providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for Valens ordinary shares in which Valens is a PFIC, then Valens ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its Valens ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold Valens ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its Valens ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election in case Valens is a PFIC for any taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Valens ordinary shares to elect out of the Excess Distribution Rules discussed above if Valens is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Valens ordinary shares, such U.S. Holder will include in income for each year that Valens is treated as a PFIC with respect to such Valens ordinary shares an amount equal to the excess, if any, of the fair market value of Valens ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in Valens ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of Valens ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on Valens ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of Valens ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on Valens ordinary shares, as well as to any loss realized on the actual sale or disposition of Valens ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Valens ordinary shares previously included in income. A U.S. Holder’s basis in Valens ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Valens makes would generally be subject to the rules discussed above under “—Distributions on Valens ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Valens warrants will not be able to make a mark-to-market election with respect to their Valens warrants.

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

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for Valens ordinary shares in which Valens is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to Valens ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Valens ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Valens is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Foreign Account Tax Compliance Provisions of the HIRE Act

The United States Foreign Account Tax Compliance provisions of the HIRE Act, commonly known as “FATCA”, impose a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. financial institutions and non-financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, Valens may be required to report information to the IRS regarding the holders of Valens ordinary shares and to withhold on a portion of payments with respect to its ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to Valens ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”.

An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of Valens ordinary shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

As of December 31, 2024, Valens did not apply the new benefits under the Preferred Enterprise regime.

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

As of December 31, 2024, Valens did not apply for a tax ruling from the Israeli Tax Authority or implemented benefits under The Preferred Technological Enterprise regime.

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

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares (e.g., Valens warrants) in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Valens ordinary shares or warrants will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

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

An Israeli resident corporation that derives capital gains from the sale of shares or a right to shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2023 and 2024, not including Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares or a right to shares. With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% starting in 2018) will be imposed on the sale of our traded shares or warrants, unless contrary provisions in a relevant tax treaty applies.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index. It should be noted that according to pending legislation, set to take effect on January 1, 2025, an individual’s passive-sourced income (including, but not limited to, capital gains, interest, and dividends) exceeding NIS 721,560 shall be subject to a 5% surtax, while active-sourced income (e.g., business or employment earnings) exceeding NIS 721,560 threshold shall be subject to a 3% surtax.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2024, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2024	2023
	(dollars in thousands)
Audit fees (1)	354	315
Audit-related fees (2)	8	8
Tax fees (3)	34	54
All other fees (4)	75	13
Total	471	390

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Audit-related fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to certain advisory services.

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

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2024, we repurchased 625,682 ordinary shares for an aggregate purchase price of approximately $1.6 million under our $10 million repurchase program authorized by our board of directors and publicly announced in November 2024. The table below provides detailed information:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs(3)

December 27-31, 2024	625,682	2.5783	625,682	$10,000,000
Total	625,682	2.5783	625,682	$10,000,000

(1)	As of the settlement date of the transaction. No shares were repurchased by the company during 2024 other than through the publicly disclosed share repurchase program.

(2)	Excludes broker and transaction fees.

(3)	During January 2025 an additional amount of 2,676,912 shares were purchased, at an average price per share of $3.1113, representing the remainder of the First Repurchase Program. In addition, in February 2025, our Board of Directors approved the Second Repurchase Program for the purchase of up to $15 million of our ordinary shares.

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

I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed as Exhibit 11.1 to this annual report.

K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program has been designed to follow our industry’s best practices and includes a comprehensive set of enterprise security policies and procedures designed to identify, assess, mitigate and remediate cybersecurity threats and incidents. Our Information Systems Security Policy outlines cybersecurity risk management procedures related to, among other areas, access rights management, access control, system management, security monitoring, risk management and IT audits.

Our cybersecurity risk management program also includes the following measures:

●	Identifying and protecting our critical assets through actions such as hardening servers, internal and external communications, and using a dedicated system to control privileged accounts;

●	Cybersecurity detection, control and remediation practices;

●	Assessing the severity of cybersecurity threats and incidents;

●	Continuously validating our information systems’ security using penetration tests, vulnerability scanning, access rights reviews etc.; and

●	Deployment of cyber security and IT management tools, using secure configurations and secure-by-design architectures.

Our cybersecurity risk management program is implemented and maintained by our CISO (Chief Information Security Officer) in cooperation with the IT Department.The efforts are focused on identifying and assessing risks from cybersecurity threats and monitoring cybersecurity risks on an ongoing basis. In addition, we utilize third-party cybersecurity experts services, implementing secure configurations and other system enhancements.

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

In addition, in 2024 we completed our ISO 27001 certification. Such certification enhances our data security by ensuring processes to manage the protection of our intellectual property, customer information and additional assets. It strengthens trust with customers and partners by demonstrating a commitment to global security standards and regulatory compliance. The certification helps mitigate cybersecurity risks, reducing the likelihood of data breaches, supply chain disruptions, and financial losses.

In 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.” in this Annual Report on Form 20-F.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III, Item 18. Financial Information.”

ITEM 18. FINANCIAL STATEMENTS

Please refer to pages F-1 through F-39 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Valens Semiconductor Ltd. (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.1	Business Combination Agreement, dated as of May 25, 2021, by and among Valens, PTK and Merger Sub. (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.2	Warrant Agreement, dated as of July 13, 2020, between Continental and PTK (incorporated by reference to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.3	Specimen Ordinary Share Certificate of Valens (incorporated by reference to Exhibit 4.7 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.4	Specimen Warrant Certificate of Valens (incorporated by reference to Exhibit 4.8 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.5	Form of Amended and Restated Warrant Agreement, by and among Valens, PTK and Continental. (incorporated by reference to Exhibit 4.9 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.6	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens, certain equityholders of Valens and certain equityholders of PTK. (incorporated by reference to Exhibit 4.10 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.7†††	Valens Semiconductor Ltd. Compensation Policy (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on March 2, 2022)

4.8†††	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.5 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended)

4.9	Form of Subscription Agreement, by and between Valens and the subscribers party thereto (incorporated by reference to Exhibit 10.4 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.11	Form of Support Agreement, dated as of May 25, 2021, by and among Valens, PTK and certain equityholders of Valens. (Incorporated by reference to Exhibit 10.2 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.12†††	Investment Management Trust Agreement, dated as of July 13, 2020, by and between Continental and PTK (incorporated by reference to Exhibit 10.2 to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.13	Sponsor Letter Agreement, dated as of May 25, 2021, by certain officers, directors and initial stockholders of PTK in favor of Valens and PTK. (incorporated by reference to Exhibit 10.3 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.14†††	Valens Semiconductor Ltd. 2007 Option Plan (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.15†††	Valens Semiconductor Ltd. 2012 Option Plan (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.16†††	Valens Semiconductor Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.17†††	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.18*	Board Nomination Agreement dated as of July 23, 2024, by and among Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. and Valens Semiconductor Ltd.

8.1*	List of subsidiaries of Valens Semiconductor Ltd.

11.1*	Valens Semiconductor Ltd. Insider Trading Policy.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm.

97*	Valens Semiconductor Ltd. Policy For Recovery Of Erroneously Awarded Compensation.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

†††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALENS SEMICONDUCTOR LTD.

Date: February 26, 2025	By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date: February 26, 2025	By:	/s/ Guy Nathanzon
	Name:	Guy Nathanzon
	Title:	Chief Financial Officer

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Valens Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Valens Semiconductor Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 26, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2019.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 50005 Tel-Aviv 6150001, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2024	2023

Assets

CURRENT ASSETS:
Cash and cash equivalents		35,423	17,261
Short-term deposits		95,532	124,759
Restricted Short-term deposit		1,138	-
Trade accounts receivables		7,751	14,642
Prepaid expenses and other current assets		3,904	4,196
Inventories	4	10,155	13,836
TOTAL CURRENT ASSETS		153,903	174,694

LONG-TERM ASSETS:
Property and equipment, net	5	3,555	2,954
Operating lease right-of-use assets	6	7,458	2,202
Intangible assets	7	4,702	-
Goodwill		1,847	-
Other assets		687	708
TOTAL LONG-TERM ASSETS		18,249	5,864
TOTAL ASSETS		172,152	180,558

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2024	2023
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade accounts payable		6,003	4,950
Accrued compensation		4,964	4,257
Current maturities of operating leases liabilities	6	975	1,766
Other current liabilities	8	8,384	4,958
TOTAL CURRENT LIABILITIES		20,326	15,931

LONG-TERM LIABILITIES:
Forfeiture Shares, no par value: 359,375 and 1,006,250 shares authorized, issued and outstanding as of December 31, 2024, and 2023;	9	1	38
Operating leases liabilities	6	6,645	190
Earnout liability	10	2,413	-
Other long-term liabilities		79	95
TOTAL LONG-TERM LIABILITIES		9,138	323

COMMITMENTS AND CONTINGENT LIABILITIES	11
TOTAL LIABILITIES		29,464	16,254
SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of December 31, 2024 and 2023; 107,614,972 and 103,154,396 shares issued and 106,342,415 and 103,154,396 shares outstanding as of December 31, 2024 and 2023, respectively (excluding 359,375 and 1,006,250 Ordinary shares subject to forfeiture)	13	49	49
Treasury shares at cost: 625,682 and 0 shares as of December 31, 2024 and 2023, respectively		(1,613)	-
Additional paid-in capital		357,570	341,591
Accumulated other comprehensive income		601	-
Accumulated deficit		(213,919)	(177,336)
TOTAL SHAREHOLDERS’ EQUITY		142,688	164,304
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		172,152	180,558

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share amounts)

		Year ended December 31
	Note	2024	2023	2022

REVENUES		57,859	84,161	90,715
COST OF REVENUES		(23,582)	(31,569)	(27,325)
GROSS PROFIT		34,277	52,592	63,390

OPERATING EXPENSES:
Research and development expenses		(40,475)	(48,171)	(58,207)
Sales and marketing expenses		(18,302)	(17,314)	(16,959)
General and administrative expenses		(16,465)	(14,024)	(16,593)
Change in earnout liability		(377)	-	-
TOTAL OPERATING EXPENSES		(75,619)	(79,509)	(91,759)

OPERATING LOSS		(41,342)	(26,917)	(28,369)
Change in fair value of Forfeiture Shares		37	1,713	2,907
Financial income (expenses), net	15	4,795	5,637	(1,770)
LOSS BEFORE INCOME TAXES		(36,510)	(19,567)	(27,232)
INCOME TAXES	17	(96)	(112)	(451)
LOSS AFTER INCOME TAXES		(36,606)	(19,679)	(27,683)
Equity in earnings of investee		23	18	16
NET LOSS		(36,583)	(19,661)	(27,667)
Basic and diluted net loss per Ordinary Share	16	(0.35)	(0.19)	(0.28)
Weighted average number of shares and vested RSUs used in computing net loss per Ordinary Share		105,477,191	101,985,939	97,820,782

Other comprehensive income:
Change in unrealized gains on cash flow hedges		601	-	-
TOTAL COMPREHENSIVE LOSS		(35,982)	(19,661)	(27,667)

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except for share data)

	Ordinary shares			Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated
	Shares		Amount	capital	Shares	income	deficit	Total
BALANCE AS OF DECEMBER 31, 2021	97,122,405	(*)	49	312,156	-	-	(130,008)	182,197
CHANGE DURING 2022:
Exercise of options and vesting of RSUs	1,753,861		-	822	-	-	-	822
Stock-based compensation	-		-	12,089	-	-	-	12,089
Net loss	-		-	-	-	-	(27,667)	(27,667)
BALANCE AS OF DECEMBER 31, 2022	98,876,266	(*)	49	325,067	-	-	(157,675)	167,441
CHANGE DURING 2023:
Exercise of options and vesting of RSUs	4,278,130		-	1,498	-	-	-	1,498
Stock-based compensation	-		-	15,026	-	-	-	15,026
Net loss	-		-	-	-	-	(19,661)	(19,661)
BALANCE AS OF DECEMBER 31, 2023	103,154,396	(*)	49	341,591	-	-	(177,336)	164,304
CHANGE DURING 2024:
Exercise of options and vesting of RSUs	3,813,701		-	861	-	-	-	861
Repurchase of ordinary shares	(625,682)		-	-	(1,613)	-	-	(1,613)
Stock-based compensation	-		-	15,118	-	-	-	15,118
Net loss	-		-	-	-	-	(36,583)	(36,583)
Change in unrealized gains on cash flow hedges	-		-	-	-	601	-	601
BALANCE AS OF DECEMBER 31, 2024	106,342,415	(**)	49	357,570	(1,613)	601	(213,919)	142,688

(*)	Excluding 1,006,250 Forfeiture Shares
(**)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(36,583)	(19,661)	(27,667)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	2,546	1,632	1,377
Stock-based compensation	15,118	15,026	12,089
Exchange rate differences	660	945	4,259
Realized and unrealized losses on non-designated derivative instruments	609	-	-
Interest on short-term deposits	244	(848)	(1,213)
Change in fair value of Forfeiture Shares	(37)	(1,713)	(2,907)
Change in earnout liability	377	-	-
Reduction in the carrying amount of ROU assets	1,500	1,874	1,726
Equity in earnings of investee, net of dividend received	17	1

Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	7,185	(3,166)	(4,419)
Prepaid expenses and other current assets	991	489	3,462
Inventories	6,178	9,980	(14,494)
Other long-term assets	12	(174)	293
Trade accounts payable	594	(6,374)	5,841
Accrued compensation	839	(1,949)	1,623
Other current liabilities	2,063	(864)	(502)
Change in operating lease liabilities	(1,278)	(1,598)	(1,571)
Other long-term liabilities	(16)	41	8
Net cash provided by (used in) operating activities	1,019	(6,359)	(22,095)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(141,541)	(206,024)	(214,522)
Maturities of short-term deposits	170,113	208,561	203,902
Purchase of property and equipment	(1,867)	(1,185)	(1,109)
Investment in a restricted short-term deposit	(1,120)	-	-
Derivative instruments of non-designated hedges	(4)	-	-
Cash paid for business combination, net of cash acquired (note 3)	(7,800)	-	-
Net cash provided by (used in) investing activities	17,781	1,352	(11,729)

CASH FLOWS FROM FINANCING ACTIVITIES -
Repurchase of Ordinary Shares	(1,016)	-	-
Exercise of stock options	861	1,498	822
Net cash provided by (used in) financing activities	(155)	1,498	822

Effect of exchange rate changes on cash and cash equivalents	(483)	746	(3,765)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,162	(2,763)	(36,767)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,261	20,024	56,791
CASH AND CASH EQUIVALENTS AT END OF YEAR	35,423	17,261	20,024

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for income taxes	122	293	214

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	569	611	317
Repurchase of Ordinary Shares	597	-	-
Fair value of earnout liability assumed in business combination	2,036	-	-
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modification	6,094	398	648

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

On September 29, 2021 (the “Merger Closing Date”), the Company consummated a merger transaction (referred to as the “Merger Agreement Closing”), by and among the Company, PTK Acquisition Corp., a special purpose acquisition company whose common stock and warrants were then traded on the New York Stock Exchange (“PTK” or “SPAC”) and Valens Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”).

As of September 30, 2021, the Company’s shares and warrants began trading on the New York Stock Exchange under the Symbols “VLN” and “VLNW”.

b.	As of December 31, 2024, and 2023, the Company has wholly owned subsidiaries in the United States, Japan, China, and Germany primarily for the marketing of and support for the Company’s products. During 2024 the Company acquired Acroname Inc., a US company specializing in advanced automation and control technologies (please refer to note 3).

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

On an ongoing basis, management evaluates its estimates, including those related to write-down for excess and obsolete inventories, the valuation of stock-based compensation awards, estimated useful lives of intangible assets, the valuation of earnout liability, goodwill impairment valuation and forfeiture shares liability. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, balances, income, and expenses are eliminated in the consolidated financial statements.

d.	Functional Currency

The currency of the primary economic environment in which Valens and each of its subsidiaries conducts its operations is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income as part of “financial income (expenses), net”.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks and other short-term, highly liquid investments with original maturities of less than three months at the time of purchase.

f.	Restricted short-term deposit

Restricted bank deposit is a cash amount related to a bank guarantee in connection with hedging activity. Such a deposit is stated at cost including accrued interest, which approximates market value. The restricted short-term deposit is a deposit for a period of one year.

g.	Short-term deposits

Short-term deposits are bank deposits with maturities over three months and of up to one year. As of December 31, 2024, and 2023, the short-term deposits were denominated in U.S. dollars and NIS (Israeli currency) and bore average interest of 5.0% and 5.8%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

h.	Fair Value of Financial Instruments

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

The Company’s financial instruments consist of cash, cash equivalents, short-term bank deposits, restricted short-term deposit, trade accounts receivable and trade accounts payable as well as Forfeiture Shares liability, earnout liability and derivative instruments. Other than the Forfeiture Shares liability, the earnout liability and the derivative instruments (see below), the recorded amounts approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.

The Company’s derivative instruments are measured at fair value within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments (please refer to note 12).

The Company’s financial instruments which are considered as a Level 3 measurement are Forfeiture Shares liability (refer also to note 9) and earnout liability (refer also to note 10)

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

As of December 31, 2024 and December 31, 2023, the credit loss allowance for trade accounts receivable was not material. For each of the years presented, the charge-offs and recoveries in relation to the credit losses were not material.

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

j.	Inventories

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

k.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation that is calculated using the straight-line method over the estimated useful lives of the related assets, as follows:

%
Computers and software	33
Electronic and laboratory equipment	10-33
Furniture and office equipment	7
Production equipment	20-50

Leasehold improvements are depreciated by the straight-line method over the shorter of the term of the lease or the estimated useful life of such improvements.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Impairment of long-lived assets

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

For the years ended December 31, 2024, 2023 and 2022, the Company did not recognize an impairment loss on its long-lived assets.

m.	Severance Pay

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

In addition, the Company’s employees in other jurisdictions are entitled to certain pension plans and related severance payments in accordance with local laws and practices.

n.	Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company. The Treasury shares are not entitled to any rights, such as voting rights and distributions. The Treasury shares were purchased in the open market.

o.	Revenue recognition

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

The Company generates revenues mainly from selling semiconductor products (chips) and USB hubs. Revenues are recognized when the customer (which includes distributors) obtains control over the Company’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

From time to time, the Company provides certain distributors with the right to free or discounted goods products in future periods that provides a material right to the customer. In such cases, such right is accounted for as a separate performance obligation. As of December 31, 2024, and 2023, there were no such deferred revenues recognized.

The Company generally provides its customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under the Company’s standard terms and conditions of sale, liability for certain failures of product during a stated warranty period is usually limited to repair or replacement of defective items. To the extent the Company sells extended warranty, the recognition of such revenue is deferred until such warranty is in effect.

p.	Cost of Revenues

Cost of revenues includes cost of materials, such as the cost of wafers, costs associated with packaging, assembly and testing costs, as well as royalties, shipping cost, depreciation cost of production equipment, amortization cost of intangible asset of technology, cost of personnel (including stock-based compensation), costs of logistics and quality assurance and other expenses associated with manufacturing support.

q.	Research and development costs

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Sales Commissions

Internal sales commissions are recorded within sales and marketing expenses. Sales commissions for the years ended December 31, 2024, 2023 and 2022 amounted $357 thousand, $482 thousand and $615 thousand, respectively.

s.	Leases

The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, Current maturities of operating leases liabilities and Non-current operating leases liabilities in the consolidated balance sheets.

Leases primarily consist of real estate property and vehicles and are classified as operating leases with fixed payment terms. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are included in long-term assets, current liabilities, and long-term liabilities on the consolidated balance sheet.

Lease expenses for the operating leases are recognized on a straight-line basis over the lease term and are included in operating expenses in the consolidated statements of operations and comprehensive loss. Options to extend or terminate the lease are taken into account when it is reasonably certain at the commencement date that such options will be exercised. The Company elected to apply the short-term lease exemption for lease with a non-cancelable period of twelve months or less. Additionally, the Company has lease agreements with lease and non-lease components. The non-lease components are included in the leased assets and corresponding liabilities. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. Such variable payments are recognized in the consolidated statements of operations and comprehensive loss in the period in which the event or condition that triggers the payment occurs. These variable payment amounts were not material to the consolidated financial statements for the periods presented.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in most of its leases is not readily determinable.

t.	Equity investee

Investment in which the Company exercises significant influence, and which is not considered a subsidiary is accounted for using the equity method, whereby the Company recognizes its proportionate share of the investee’s net income or loss after the date of investment, see Note 1b. The equity investee is included within Other assets and totaled to $33 thousand and $16 thousand as of December 31, 2024 and 2023, respectively.

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

The chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

1)	Cross Industry Business (“CIB”): The Company solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable. This segment was previously named Audio-Video. In order to address new opportunities across verticals, the Company implemented organizational changes within this segment and renamed it to Cross Industry Business Unit, encompassing verticals including Audio-Video, Industrial, Machine Vision, and Medical.

2)	Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

v.	Net loss per Ordinary Share

Basic net loss per Ordinary Share is computed by dividing net loss for the period by the weighted-average number of Ordinary Shares and vested RSUs outstanding during the period, net of treasury shares.

Diluted net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period, while giving effect to all potentially dilutive common shares to the extent they are dilutive.

Potentially dilutive common shares result from the assumed exercise of options and warrants and the assumed vesting of RSUs, using the “treasury stock” method, and the Forfeiture Shares (see note 9). The Forfeiture Shares are subject to forfeiture if certain conditions are not achieved, for which we examine their occurrence at the end of each reporting period. The Forfeiture Shares are not included in the denominator of diluted earnings per share (EPS) unless the contingency has been met, or would have been met, as of the reporting date.

w.	Stock-based compensation

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

2)	With respect to RSUs, the Company uses the stock market price as of the grant date to determine the fair value of such RSUs.

x.	Income taxes

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

Shares issued to PTK’s sponsor that are subject to forfeiture (“Forfeiture Shares”) are evaluated as equity-linked contracts rather than as outstanding shares. In accordance with ASC 815-40, the Forfeiture Shares are not solely indexed to the Company’s Ordinary Shares and therefore were accounted for as a liability on the consolidated balance sheet at the Merger Closing Date. This liability is subject to re-measurement at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations and comprehensive loss.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

z.	Public and Private Warrants

The Company accounts for the warrants (please refer to note 13 (b)) in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”. Accordingly, both the Public and the Private Warrants are considered indexed to the entity’s own stock and are classified within equity.

aa.	Business combination

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired and the liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash and earn out payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

bb.	Intangible assets

Goodwill

Goodwill reflects the excess of the consideration transferred at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocated the goodwill to a reporting unit that is expected to benefit from the business combination. The primary items that generate goodwill include the value of the synergies between the acquired company and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events.

An entity has the option to bypass the qualitative assessment for its reporting unit in any period and proceed directly to the quantitative goodwill impairment test. This would not preclude the entity from performing the qualitative assessment in any subsequent period.

The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

The Company determines the fair value of its reporting unit using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses (Level 3 measurement). These assumptions are determined by the Company’s management utilizing its internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the reporting unit.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

If the Company’s assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, the Company’s fair value calculation may change, which could result in impairment. If the Company’s assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, the Company’s fair value calculation may change, which could result in impairment. The Company uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting unit. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations and comprehensive loss.

The Company’s goodwill is tested for impairment in the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The reporting unit to which the goodwill, identified in Acroname’s acquisition, was assigned, is part of the CIB segment.

The goodwill is deductible for tax purposes for a period of 15 years.

As of December 31, 2024, the Company completed a quantitative goodwill impairment test. The fair value of the reporting unit exceeded its carrying amount and no goodwill impairment loss was recorded for the year ended December 31, 2024.

Other Intangible Assets

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of core technology is recorded under cost of revenues. Amortization of customer relationships is recorded under sales and marketing expenses.

cc.	Risk and uncertainties

War in Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of December 31, 2024, a ceasefire agreement has been reached between Israel and Lebanon. To date the Company’s operations and financial results have not been materially affected.

The Company expects that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on its business results in the short term. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments in short-term deposits, trade accounts receivable and derivative financial instruments. As of December 31, 2024, and 2023, the Company had cash and cash equivalents totaling $35,423 thousand and $17,261 thousand, respectively, as well as short-term deposits of $95,532 thousand and $124,759 thousand as of December 31, 2024, and 2023, respectively, which are deposited in major Israeli, U.S, Japanese, German and Chinese financial institutions. The Company’s management believes that these financial institutions are financially sound.

Derivative financial instruments are forward contracts entered into with major banks in Israel to hedge the Company’s foreign exchange rate risk. Accordingly, management believes that these derivative financial instruments have minimal credit risk.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company extends different levels of credit to customers and does not require collateral deposits. As of December 31, 2024, and 2023, the Company did not have expected credit losses.

Reliance on third party subcontractors

The Company’s silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at Taiwan Semiconductor Manufacturing Company (“TSMC”). TSMC is a critical third party supplier, and any disruption in its operations could significantly impact the Company’s operations and adversely affect the Company’s ability to meet production demands.

Concentration of other risks

The Company operates in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products with new capabilities, general economic conditions worldwide, changes in regulations, the ability to safeguard patents and other intellectual property (“IP”) in a rapidly evolving market and other factors could affect our financial results.

ac.	New Accounting Pronouncements

Accounting pronouncements adopted in the period:

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. This ASU did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements effective in future periods:

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In December 2024, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

NOTE 3 - BUSINESS COMBINATION

On May 31, 2024 (The “Closing date”), the Company closed a purchase transaction with the shareholders of Acroname Inc. (“Acroname”), a US company specializing in advanced automation and control technologies, to acquire 100% of its equity, for a total cash consideration of $9.1 million, of which $1.3 in consideration of the amount of cash held by Acroname at closing. In addition, the Company shall be obligated to pay Acroname’s former shareholders earnout payments of up to $7.2 million in cash, of which payment of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining payment depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025. In 2024, The EBITDA and cashflow targets were met.

The following table summarizes the fair value of the consideration transferred to Acroname shareholders:

U.S. dollars in thousands
Cash payment	9,160
Fair value of earnout liability (*)	2,036
Total consideration	11,196

(*)	The Company recorded earn out liability in connection with its business combination at fair value on the acquisition date.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESS COMBINATION (continued):

The results of operations of Acroname have been included in the consolidated financial statements since the Closing date. The amounts of revenues and net loss related to Acroname that are included in the Company’s consolidated statements of operations and comprehensive loss for the period starting from the Closing date to December 31, 2024, are $3,359 thousand and $780 thousand, respectively (including amortization of tangible and intangible assets in the amount of $686 thousands).

The Company accounted for the transaction in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations, and following the transaction, the Company consolidates all assets and liabilities included in the transaction in accordance with ASC 810, Consolidation.

During 2024, the Company incurred $0.4 million of acquisition-related costs. Such costs are included under General and administrative expenses in the consolidated statements of operations and comprehensive loss.

The following table summarizes the purchase price allocation to the fair value of the assets acquired and liabilities assumed:

Allocation
of Purchase
Price
U.S. dollars in thousands

Cash and cash equivalents	1,360
Accounts Receivables	294
Inventory (1)	2,635
Other current assets	123
Property and equipment	25
Operating lease right-of-use assets	650
Core Technology (2)	4,653
Customer relationships (3)	597
Goodwill (4)	1,847
Total assets acquired	12,184
Operating leases liabilities	(650)
Other liabilities	(338)
Total liabilities assumed	(988)

Net assets acquired	11,196

(1)	The estimated fair value of the finished goods inventory was deriving from its cost value, as of the valuation date, with the addition of the gross profit of Acroname, and after deducting the direct selling expenses with relation to the inventory, and the marketing profit.

(2)	The acquired company is deemed to have an underlying technology of a value, through its continued use or re-use in many products or many generations of a singular product (a product family). The fair value of Core Technology was estimated by applying the income approach, specifically the Multi Period Excess Earnings method. Core Technology is amortized over a period of 5.6 years. The discount rate for Acroname’s technology was estimated at 25.3% reflecting the WACC.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESS COMBINATION (continued):

(3)	The fair value of the Customer relationships was estimated by applying the income approach, specifically the distributor method. The Customer relationships are amortized over a period of 5.6 years. The discount rate for Acroname’s Customer relationships was estimated at 25.3% reflecting the WACC.

(4)	Goodwill is primarily related to the workforce, expected synergies such as potential cost savings in operations as a result of the business combination as well as potential future development of the mutual development projects. The goodwill is deductible for tax purposes. All of the $1,847 thousand of goodwill was assigned to CIB segment.

The following unaudited pro forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2023. The pro forma results below include the impact of certain adjustments related to the amortization of tangible and intangible assets, transaction-related costs, and the related income tax effects. This pro forma presentation does not include any impact from transaction synergies or any other material, nonrecurring adjustments directly attributable to the business combination.

	Unaudited Pro-forma For the Year ended
	2024	2023

Revenues	60,703	89,844
Net loss	(36,035)	(21,599)

NOTE 4 - INVENTORIES:

	December 31
	2024	2023
	U.S. dollars in thousands
Work in process	4,547	6,176
Finished goods	5,608	7,660
	10,155	13,836

Inventories write-downs amounted to $867 thousand, $1,097 thousand and $23 thousand during the years ended December 31, 2024, 2023 and 2022, respectively. Inventories write-downs are recorded in cost of revenues.

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2024	2023
	U.S. dollars in thousands
Cost:
Electronic and laboratory equipment	5,575	4,927
Furniture and office equipment	418	407
Leasehold improvements	726	657
Production equipment	1,840	1,206
Computers and software	4,933	4,139
Advances on account of Fixed Assets	305	-
	13,797	11,336
Less: accumulated depreciation	(10,242)	(8,382)
Property and equipment, net	3,555	2,954

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY AND EQUIPMENT, NET (continued):

Depreciation expenses were $1,637 thousand, $1,632 thousand and $1,377 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

During the years ended December 31, 2024, 2023 and 2022, there were no impairments of property and equipment.

NOTE 6 - LEASES:

Lease agreements:

As of December 31, 2024, the Company has several operating lease agreements for its facilities and vehicles as follows:

Vehicles:

The Company rents motor vehicles for use by some of its employees under operating lease agreements with lease terms of three years. As collateral for the cars’ lease agreements, the Company pays in advance the fee for the last month under the lease agreement.

As of December 31, 2024, the Company is engaged with car lease companies for leasing of 28 vehicles. The monthly payments for those agreements are approximately $25 thousands.

Offices:

The Company’s corporate headquarters are located in Hod-Hasharon, Israel, consisting of approximately 5,500 square meters of facility space.

During April 2024, the Company signed an amendment to the lease agreement for its office space in Hod-Hasharon, Israel, which extends the lease term through February 28, 2029. This amendment also provides the Company with an option to extend the lease period by additional two years until February 28, 2031.

The Company concluded that it is reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was included in determining the lease term.

The Company has entered into various operating leases for office buildings in other territories. The total monthly rent payment of those leases is approximately $20 thousands.

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended on December 31, 2024	Year ended on December 31, 2023
	U.S. dollars in thousands
Operating lease cost:
Fixed Payment	2,088	2,064

The table below presents supplemental cash flow information related to operating leases:

	Year ended on December 31, 2024	Year ended on December 31, 2023
	U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	1,886	1,935
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating lease liabilities arising from obtaining operating right-of-use assets	6,094	398

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - LEASES (continued):

The table below presents supplemental balance sheet information related to operating leases:

	December 31, 2024	December 31, 2023
	U.S. dollars in thousands	U.S. dollars in thousands
Operating lease right-of-use assets	7,458	2,202

Current maturities of operating leases	975	1,766
Non-current operating leases	6,645	190
Total operating lease liabilities	7,620	1,956

Weighted average remaining lease term (years)	5.76	1.17
Weighted annual average discount rate	11.65%	13.12%

The table below presents maturities of operating lease liabilities:

December 31, 2024
U.S. dollars in thousands
2025	1,732
2026	1,751
2027	1,690
2028	1,636
2029 and forward	3,524
Total operating lease payments	10,333
Less: imputed interest	(2,713)
Present value of lease liabilities	7,620

NOTE 7 - INTANGIBLE ASSETS:

The Identifiable intangible assets were recorded as follows (U.S. dollars in thousands):

	Useful Life (in Years)	Gross carrying amount as of the business combination date	Accumulated amortization for the period	Net carrying amount as of December 31, 2024
Core technology	5.58	4,653	485	4,168
Customer relationships	5.58	597	63	534
Total Intangible assets		5,250	548	4,702

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows:

2025	941
2026	941
2027	941
2028	941
2029	938
Total	4,702

Amortization expenses of intangible assets were $548 thousand for the year ended December 31, 2024.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - OTHER CURRENT LIABILITIES:

	December 31
	2024	2023
	U.S. dollars in thousands
Accrued vacation	3,166	2,820
Taxes payable	31	36
Estimated accrual for a certain batch production incident	2,182	-
Derivative liabilities	605	-
Accrued expenses	1,738	2,102
Other	662	-
	8,384	4,958

NOTE 9 - FORFEITURE SHARES:

On the Merger Closing Date, the Company issued to the PTK’s sponsor 2,875,000 Ordinary Shares. 35% of the Valens Ordinary Shares that the PTK sponsor received in respect of its PTK common stock (i.e., 1,006,250 Ordinary Shares), are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time after the Merger Closing Date (of up to four years) or if an M&A Transaction (as defined in the Merger Agreement), does not occur at a certain minimum price (the “Forfeiture Shares”). Such Forfeiture Shares are classified as a liability and presented at fair value, although they are considered outstanding shares and are entitled to voting rights and distributions. Please refer in addition to Note 2(y). The Company performed a Monte-Carlo simulation to calculate the fair value of such shares.

On September 30, 2024, 646,875 Ordinary Shares were forfeited because the specified price targets were not met.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

	December 31, 2024	December 31, 2023
Stock price	2.60	2.45
Expected term (years)	0.75	0.75-1.75
Expected volatility	63.84%	30.95%-60.31%
Risk-free interest rate	4.20%	4.37%-5.03%

a.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	U.S. dollars in thousands
Balance at beginning of year	38	1,751	4,658
Changes in fair value	(37)	(1,713)	(2,907)
Balance at end of year	1	38	1,751

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EARNOUT LIABILITY

With respect to the Acroname’s acquisition (See also note 3), The Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025. These earn out payments are expected to be paid during 2026, in case targets are met.

The Company recorded earn out liability in connection with these payments at fair value on the acquisition date. The Company performed a Monte-Carlo simulation to calculate the fair value of earnout liability. The fair value of the earnout liability was computed using the following key assumptions: discount rate of 21.4%, expected term of 1.59-2.08 years, expected volatility of 55.71% and risk-free interest rate of 5.04%.

Each reporting period thereafter, the Company revalues the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive income.

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above, mainly the probability of success and cash flows projected, could have a material impact on the Company’s consolidated results of operations and comprehensive loss.

The fair value of the earnout liability was computed using the following key assumptions:

December 31, 2024
Discount rate	20.7%-22.8%
Expected term (years)	1.00-1.50
Expected volatility	48.09%
Risk-free interest rate	4.16%

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

Year ended December 31, 2024
U.S. dollars in thousands
Fair value at the beginning of the year	-
Initial recognition of earnout liability	(2,036)
Change in fair value of earnout liability	(377)
Fair value at the end of the year	(2,413)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties:

In addition to its own intellectual property, the Company also embeds certain off the shelf technologies (Intellectual Property (“IP”)) licensed from third parties in its chip technology.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

These are typically non-exclusive contracts provided under royalty-accruing and/or paid-up licenses. Once deployed in the Company’s products, such licenses for commercial use are generally perpetual.

Royalty arrangements with certain vendors are vary between 0.4%-3.5% of net revenues per chip plus additional royalties of up to $0.1 per chip.

The royalties’ expenses totaled to $412 thousand, $725 thousand and $903 thousand for the years ended December 31, 2024, 2023 and 2022, respectively. The royalties were recorded as part of cost of revenues.

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

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of December 31, 2024, and 2023, the total value of open purchase orders for such manufacturing contractors was approximately $8,044 thousand and $4,951 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company products as well as certain agreement for the license of development tools used by the development team. As of December 31, 2024, and 2023, the total value of non-paid amounts related to such agreements totaled $2,349 thousand and $5,513 thousand, respectively.

d.	Legal proceedings

As of December 31, 2024, and 2023, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The company identified and remedied the production process. On September 10, 2024, the customer sent a cost claim letter in the amount of 2,096 thousand Euro ($2,182 thousand as of December 31, 2024). As of December 31, 2024, this incident and its full results are still being discussed between the Company, the customer and the relevant insurers, and the actual expenses may eventually be higher than those recorded by the Company.

As of December 31, 2024, the Company has recorded a relevant provision in its books, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses. The Company believes that it will be able to obtain reimbursement from its product liability insurance, however there is no certainty that the Company will be able to recure the entire expenses amount from the insurance company. As of December 31, 2024, the Company has not yet recorded an asset in its books.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - DERIVATIVES AND HEDGING

Derivatives

Generally accepted accounting principles require all derivatives, whether designated in a hedging relationship or not, to be recorded on the balance sheet at fair value. These derivative instruments are measured at fair value within Level 2 of the fair value hierarchy. The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company’s foreign currency risk management strategy is principally designed to mitigate the future potential financial impact of changes in the U.S. Dollar value of anticipated transactions and balances denominated in ILS resulting from changes in USD/ILS exchange rates. The Company entered into derivative transactions, specifically foreign currency forward contracts, to manage its exposure to foreign currency exchange risk to reduce earnings volatility. The Company does not enter into derivative transactions for trading or speculative purposes.

Non-Designated Hedges

The Company hedges its foreign currency monetary assets primarily resulting from foreign currency denominated short-term deposits with foreign exchange forward contracts to reduce the risk that the Company’s earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These contracts have maturities of up to approximately 12 months. Generally, The Company does not designate these foreign currency forward contracts as hedges for accounting purposes and changes in the fair value of these instruments are recognized immediately in earnings. Any gains or losses on the underlying foreign-denominated balance are offset by the losses or gains on the forward contract. Derivative instruments are recorded as other current assets or other current liabilities. As of December 31, 2024 the derivative instruments are recorded as other current liabilities. Gains and losses on forward contracts and foreign denominated deposits are included in financial income, net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from investing activities.

As of December 31, 2024 we had outstanding forward contracts not designated as hedging instruments with notional amounts equivalent to the following:

Currency Hedged	Year ended December 31, 2024
U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	20,038

The following table shows the effect of our non-designated hedges, including forward contracts, on the Consolidated Statements of Operations for the year ended December 31, 2024:

	Location of Loss	Year ended December 31, 2024
		U.S. dollars in thousands
Net realized and unrealized loss, excluding the underlying foreign currency exposure being hedged	Financial income, net	(609)

In 2024, foreign currency profit, net was $117 thousand.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - DERIVATIVES AND HEDGING (continued):

Designated Hedges

During the fourth quarter of 2024 the Company initiated a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets or other current liabilities, according to the timing of the cash flows. As of December 31, 2024 the derivative instruments are recorded as other current assets. For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of December 31, 2024, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

The notional amount and fair value of outstanding derivatives at the end of each period were:

December 31, 2024
U.S. dollars in thousands
Notional amount of foreign currency contracts	20,061
Fair value of foreign currency contracts	601

The change in accumulated other comprehensive income relating to gains on derivatives used for hedging was as follows:

Year ended December 31, 2024
U.S. dollars in thousands
Other comprehensive income before reclassifications	677
Amounts reclassified out of accumulated other comprehensive income (*)	(76)
Other comprehensive income, net	601

(*)	Amounts of gains reclassified from other comprehensive income into profit or loss are recorded in cost of revenue and operating expenses.

NOTE 13 - SHAREHOLDERS EQUITY:

a.	Ordinary Shares confer to holders the right to receive notice to participate and vote in the general meetings of the Company, to appoint directors and the right to receive dividends if declared.

b.

Warrants: as a result of the Merger Agreement Closing described in note 1(a), and upon consummation of other transactions contemplated by the Merger Agreement Closing (the “Transactions”), PTK became a wholly owned subsidiary of the Company, and each of the PTK Warrants (otal of 18,160,000 warrants (composed of 11,500,000 Public Warrants

(“Public Warrants”) and 6,660,000 Private Warrants (“Private Warrants”), automatically became a Company Warrant and all rights with respect to the PTK common stock underlying the PTK Warrants were automatically converted into rights with respect to Company Ordinary Shares and thereupon assumed by the Company.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS EQUITY (continued):

Public Warrants: Each of the 11,500,000 public warrants entitles its holder to purchase one half (1/2) Valens Ordinary Share (i.e. exercisable in total to 5,750,000 Ordinary Shares), at a price of $11.50 per one share, at any time commencing on the Merger Closing Date. Under certain conditions, Valens may call the outstanding public warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, but only if: (i) the reported last sale price of the Valens ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-day trading period; and (ii) there is a current registration statement in effect covering the Valens ordinary shares underlying such warrants. If Valens calls the warrants for redemption as described above, Valens will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis”.

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

Both the Public Warrants and Private Warrants, are publicly-traded as of the Merger Closing Date.

c.	On December 27, 2024 the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. As of December 31, 2024, the Company has repurchased in the open market a total of 625,682 shares at a total consideration of $1.6 million, of which $0.6 million were paid during January 2025 and accrued for on December 31, 2024

NOTE 14 - STOCK-BASED COMPENSATION:

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

During 2024, the Company added 5,208,032 Ordinary Shares to the Ordinary Shares pool reserved for issuance (2,282,424 Ordinary Shares in 2023). As of December 31, 2024, and 2023, the number of ordinary shares included in the Company’s stock incentive plans totaled to 35,874,244 and 30,666,212, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - STOCK-BASED COMPENSATION (continued):

During 2024, the Company extended the expiration date of 1,210,661 fully vested outstanding stock options that were supposed to expire during 2025. The Company recorded expenses in the amount of $136 thousand, in the year ended on December 31, 2024. These expenses represent the incremental fair value on the modification date.

Stock Options

387,453 out of the outstanding options that have not yet vested as of December 31, 2024, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of December 31, 2024, the unrecognized compensation costs related to those unvested stock options are $801 thousand, which are expected to be recognized over a weighted-average period of 1.31 years.

The following is a summary of the status of the Company’s share option plan as of December 31, 2024, as well as changes during the year:

	December 31, 2024
	Number of Options	Weighted-Average Exercise price
Options outstanding at the beginning of the year	11,326,943	$0.97
Granted during the year	479,505	$2.36
Exercised during the year	(1,215,870)	$0.71
Forfeited during the year	(21,408)	$0.82
Outstanding at the end of the year	10,569,170	$1.07
Options exercisable at year-end	10,076,990	$0.99

The following table summarizes information about share options outstanding as of December 31, 2024:

Outstanding as of December 31, 2024					Exercisable as of December 31, 2024
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	9,642,773	3.91	$0.80	17,366	9,507,060	3.88	$0.80	17,130
$1.87	3,313	6.03	$1.87	2	3,105	6.03	$1.87	2
$2.10-$2.13	72,273	5.20	$2.12	35	21,206	1.48	$2.10	11
$2.39-$2.40	425,269	6.04	$2.39	89	235,153	6.04	$2.39	49
$4.99	196,625	5.04	$4.99	-	134,049	5.04	$4.99	-
$5.36	140,000	4.50	$5.36	-	87,500	4.50	$5.36	-
$7.58	85,380	4.04	$7.58	-	85,380	4.04	$7.58	-
$9.07	3,537	3.96	$9.07	-	3,537	3.96	$9.07	-

The following assumptions were used for options granted during the year in order to estimate the fair value of stock-based compensation awards:

	2024	2023
Expected term	4-5	4-5
Expected volatility	57.53%-58.56%	48.35%-63.84%
Expected dividend rate	0	0
Risk-free rate	3.55%-3.92%	3.62%-4.21%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - STOCK-BASED COMPENSATION (continued):

During 2024, 2023 and 2022, 479,505, 300,750 and 239,610 options respectively, were granted to several related parties (please refer to Note 19 regarding Related Parties).

As of December 31, 2024, the unrecognized compensation costs related to unvested stock options totaled to $801 thousand, which are expected to be expensed over a weighted-average period of 1.31 years.

The weighted-average fair value of the options that were granted during the years ended December 31, 2024, 2023 and 2022 was $2.36, $3.76 and $6.28 at the grant date, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $2,255, $9,390 and $5,904 thousand, respectively.

The following table presents the classification of the stock options expenses for the periods indicated:

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Cost of revenue	173	183	233
Research and development	963	1,158	1,766
Sales and marketing	829	1,120	1,317
General and administrative	954	2,641	2,844
Total stock-based compensation -Stock Options	2,919	5,102	6,160

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of December 31, 2024, as well as changes during the year:

	December 31, 2024
	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	5,442,313	$5.26
Granted during the year	6,476,594	$2.16
Vested during the year	(2,597,831)	$4.99
Forfeited during the year	(493,984)	$3.45
Outstanding at the end of the year	8,827,092	$3.13

As of December 31, 2024, the unrecognized compensation cost related to unvested RSUs totaled to approximately $22,295 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.34 years.

During 2024, 2023 and 2022, 871,061, 548,849 and 515,103 RSU’s, respectively, were granted to several related parties (please refer to Note 19 regarding Related Parties).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - STOCK-BASED COMPENSATION (continued):

The following table presents the classification of RSU’s expenses for the periods indicated:

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Cost of revenue	785	606	317
Research and development	6,050	5,141	3,034
Sales and marketing	3,049	2,399	1,302
General and administrative	2,315	1,778	1,276
Total stock-based compensation-RSUs	12,199	9,924	5,929

NOTE 15 - FINANCIAL INCOME (EXPENSES), NET:

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Foreign currency exchange differences	(660)	(1,078)	(4,377)
Realized and unrealized losses on derivative instruments	(609)	-	-
Interest income on short-term deposits	6,121	6,669	2,298
Other	(57)	46	309
Total financial income (expenses), net	4,795	5,637	(1,770)

NOTE 16 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net loss per ordinary share for the periods indicated.

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Basic net loss per Ordinary Share
Numerator:
Net loss	(36,583)	(19,661)	(27,667)

Denominator:
Weighted average common shares and vested RSUs – basic and diluted	105,477,191	101,985,939	97,820,782
Basic and dilutive net loss per common share	(0.35)	(0.19)	(0.28)

The following weighted-average Ordinary Shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been antidilutive:

	2024	2023	2022
Options	10,948,057	12,233,173	14,913,114
Restricted Stock Units	7,134,703	5,844,514	3,270,669
Private Warrants	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000
Forfeiture Shares	682,813	1,006,250	1,006,250

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - INCOME TAXES:

a.	Basis of taxation

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

In 2024, 2023 and 2022, Valens is at a losses position and therefore has no corporate tax liability. As of December 31, 2024, 2023 and 2022, Valens has a carry forward loss of approximately $119 million, $116 million and $99 million, respectively. Such carry forward loss has no expiration date. Valens is taxed in the New Israeli Shekel (“NIS”), which is different from its functional currency (U.S. Dollar). The change in the Company’s NOLs for tax purposes is partly resulted by such rate differences.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%.

With respect to Valens Semiconductor Inc., is also subject to state taxes at the following rates: 8.84% in California and 0.75% in Texas.

With respect to Acroname Inc., is also subject to state taxes at the following rates: 4.25% in Colorado.

As of December 31, 2024, Valens Merger Sub, Inc. (formerly PTK) has a carry forward loss of approximately $4 million. Such carry forward loss is subject to the 382 limitation and has no expiration date.

Japan

The effective principal corporate tax rate applicable to the Japanese subsidiary is 36%.

Germany

The effective principal corporate tax rate applicable to the German subsidiary is 30%.

China

The effective principal corporate tax rate applicable to the Chinese subsidiary for is 5%.

b.	Income (loss) Before Income Taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Domestic (Israel)	(35,290)	(20,291)	(27,959)
Foreign	(1,220)	724	727
Loss before taxes on income	(36,510)	(19,567)	(27,232)

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - INCOME TAXES (continued):

c.	Income tax expenses consisted of the following for the periods indicated:

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Domestic (Israel)	58	45	360
Foreign	38	67	91
Income tax expenses	96	112	451

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2024, 2023 and 2022 were comprised of the following:

	December 31
	2024	2023	2022
	U.S. dollars in thousands
Current:
Domestic	58	45	360
Foreign	38	67	91
Total	96	112	451
Deferred:
Domestic	-	-	-
Foreign	-	-	-
Total	-	-	-
Income tax expenses	96	112	451

A reconciliation our theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2024	2023	2022
	U.S. dollars in thousands
Loss before taxes on income and before Equity in earnings of investee	(36,510)	(19,567)	(27,232)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(8,397)	(4,500)	(6,263)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	27	4	(3)
Operating losses and other temporary differences for which valuation allowance was provided	7,420	5,915	5,505
Permanent differences	688	(1,352)	852
Tax prepayment and other	358	45	360
Actual taxes on income	96	112	451

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - INCOME TAXES (continued):

e.	Deferred Tax Assets and Liabilities:

The components of the Company’s deferred tax assets and liabilities as of December 31, 2024, and 2023 were as follows:

	December 31
	2024	2023
	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	28,453	27,617
Research and development	5,617	2,092
Employee and payroll accrued expenses	701	623
Operating lease liabilities	1,545	403
Share-based compensation	4,974	2,283
Derivative liabilities	139	-
Intangible assets	72	-
Other	37	37
Total deferred tax assets	41,538	33,055
Deferred tax liabilities:
Goodwill	15	-
Derivative assets	138	-
Operating lease right-of-use assets	1,509	461
Total deferred tax liabilities	1,662	461
Total deferred tax assets, net	39,876	32,594
Less valuation allowance for deferred tax assets	(39,876)	(32,594)
Deferred tax assets	-	-

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

As of December 31, 2024, and 2023, the Company has recorded a full valuation allowance of $(39,876) and $(32,594) thousand with regard to its deferred taxes (which is mainly tax loss carryforwards) generated in Israel, respectively.

The change in valuation allowance for the years ended December 31, 2024, 2023 and 2022 was $(7,282) thousand, $(1,042) thousand and 340 thousand, respectively.

f.	Uncertain tax positions

The Company implement a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company do not have any material liabilities in any reported periods regarding uncertain tax positions. The Company classify interest and penalties recognized related to our uncertain tax positions within income taxes on the consolidated statements of operations and comprehensive loss.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - INCOME TAXES (continued):

g.	Tax assessments

The Israeli entity’s’ income tax assessments are considered final through 2019.

The US subsidiary’s income tax assessments are considered final through 2020.

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

Cross Industry Business: The Company’s solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

This segment was previously called Audio-Video. In order to address new opportunities across verticals, the Company implemented organizational changes during 2024 within this segment and renamed it to Cross Industry Business Unit, encompassing verticals including Audio-Video, Industrial, Machine Vision, and Medical.

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

The CODM monitors the gross profit of each segment to analyze fluctuations relative to prior periods (cost reductions, change in product mix etc.).

The CODM uses segment operating profit (loss) to evaluate income (loss) generated from segment assets in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year ended December 31, 2024
	CIB (*)	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	36,291	21,568	57,859
Cost of revenues	(10,536)	(13,046)	(23,582)
Gross profit	25,755	8,522	34,277
Research and development expenses	23,795	16,680	40,475
Sales and marketing expenses	8,936	9,366	18,302
General and administrative expenses	7,922	8,543	16,465
Change in earnout liability	377	-	377
Segment operating loss	(15,275)	(26,067)	(41,342)
Change in fair value of Forfeiture Shares			37
Financial income, net			4,795
Loss before taxes on income			(36,510)

Depreciation and Amortization expenses	1,619	927	2,546
Stock-based compensation	6,927	8,191	15,118

(*)	Previously named Audio-Video

	Year ended December 31, 2023
	CIB (*)	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	57,411	26,750	84,161
Cost of revenues	(13,149)	(18,420)	(31,569)
Gross profit	44,262	8,330	52,592
Research and development expenses	25,620	22,551	48,171
Sales and marketing expenses	7,410	9,904	17,314
General and administrative expenses	7,062	6,962	14,024
Segment operating profit (loss)	4,170	(31,087)	(26,917)
Change in fair value of Forfeiture Shares			1,713
Financial income, net			5,637
Loss before taxes on income			(19,567)

Depreciation expenses	816	816	1,632
Stock-based compensation	6,928	8,098	15,026

(*)	Previously named Audio-Video

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year ended December 31, 2022
	CIB (*)	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	74,540	16,175	90,715
Cost of revenues	(16,115)	(11,210)	(27,325)
Gross profit	58,425	4,965	63,390
Research and development expenses	20,901	37,306	58,207
Sales and marketing expenses	7,290	9,669	16,959
General and administrative expenses	8,259	8,334	16,593
Segment operating profit (loss)	21,975	(50,344)	(28,369)
Change in fair value of Forfeiture Shares			2,907
Financial income, net			(1,770)
Loss before taxes on income			(27,232)

Depreciation expenses	641	736	1,377
Stock-based compensation	5,151	6,938	12,089

(*)	Previously named Audio-Video

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Year Ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Israel	696	3,086	2,803
China	9,328	9,578	9,609
Hong Kong	5,630	7,211	15,157
Portugal	7,768	1,386	299
United States	7,723	7,330	17,494
Japan	5,130	7,445	9,238
Germany	2,423	8,347	6,724
Hungary	12,634	21,126	11,205
Other	6,527	18,652	18,186
	57,859	84,161	90,715

c.	Supplemental data - Major Customers:

The following table summarizes the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	December 31
Accounts Receivable	2024	2023
	% of Account Receivable
Customer A	18%	0%
Customer B	16%	10%
Customer C	14%	19%
Customer D	14%	3%
Customer E	3%	11%
Customer F	0%	11%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year Ended December 31
	2024	2023	2022
	% of Revenues
Revenues
Customer B	10%	8%	7%
Customer C	15%	17%	7%
Customer D	13%	2%	0%
Customer E	6%	11%	12%
Customer F	5%	5%	10%
Customer G	9%	8%	10%

d.	Long-lived assets by Geography:

	December 31
	2024	2023	2022
	U.S. dollars in thousands
Domestic (Israel)	9,482	4,419	5,827
China	314	176	225
USA	931	139	217
Other	286	422	345
	11,013	5,156	6,614

NOTE 19 - RELATED PARTY TRANSACTIONS:

During the years ended December 31, 2024, 2023 and 2022, the Company granted 479,505, 300,750 and 239,610 options, respectively, at a weighted average exercise price of $2.36, $3.76 and $6.28, respectively to several executive officers, and Board of Directors (“Board”) members of the Company. In addition, during the years ended December 31, 2024, 2023 and 2022, the Company granted 871,061, 548,849 and 515,103 RSUs, respectively to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the year ended December 31, 2024, is $539 thousand, which is expected to be recognized over a 1-4-years vesting period, and the fair value of the RSUs granted during the year ended December 31, 2024, is $9,975 thousand, which is expected to be recognized over a 1-4-years vesting period.

NOTE 20 - SUBSEQUENT EVENTS:

a.	On January 1, 2025, the Company added 5,366,374 Ordinary Shares to the Ordinary Shares pool reserved for issuance under the Company’s 2021 Share Incentive Plan.

b.	During January 2025, the Company completed the Buyback process it initiated on December 27, 2024. Overall, the Company purchased 3,302,594 Ordinary Shares for a total consideration of $10 million.

c.	On February 11, 2025, the Company announced on an additional share repurchase program, at an aggregate amount of up to $15 million, to be executed in the open market within 30 days from the announcement date.