Form 20-F
period 2025-12-31
Valens Semiconductor Ltd.
filed 2026-02-25
CIK 1863006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the issuer had 103,050,266 Ordinary Shares, no par value, outstanding and 18,160,000 warrants to purchase Ordinary Shares, no par value.

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

Our fiscal year ends on December 31 of each year. References to “fiscal year 2023” and “2023” are references to the fiscal year ended December 31, 2023, references to “fiscal year 2024” and “2024” are references to the fiscal year ended December 31, 2024, and references to “fiscal year 2025” and “2025” are references to the fiscal year ended December 31, 2025.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	The cyclicality of the semiconductor industry;

●	Global political and economic uncertainty, including with respect to China-Taiwan relations;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers;

●	Any difficulty selling Valens’ products if customers do not design its products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Valens’ ability to effectively manage, invest in, grow, and retain its sales force, research and development capabilities, marketing team and other key personnel;

●	Valens’ ability to timely adjust product prices to customers following price increase by the supply chain;

●	Valens’ ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers;

●	Valens’ expectations regarding the outcome of any future litigation in which we are named as a party;

●	Valens’ ability to adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights;

●	The market price and trading volume of Valens Ordinary Shares may be volatile and could decline significantly;

●	Political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and

●	The other matters described in the section titled “Risk Factors”.

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

D. Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Annual Report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

●	The cyclicality of the semiconductor industry;

●	Geopolitical tensions as a result of our location in Israel;

●	Global political and economic uncertainty, including with respect to China-Taiwan relations;

●	Competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully with competitors;

●	If Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand;

●	Disruptions in relationships with any one of Valens’ key customers and/or suppliers;

●	Any difficulty selling Valens’ products if customers do not design our products into their product offerings;

●	Valens’ dependence on winning selection processes;

●	Even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins;

●	Sustained yield problems or other delays in the manufacturing process of products;

●	Any difficulty adequately obtaining, maintaining, protecting, defending or enforcing Valens’ intellectual property rights or commercializing our products without infringing, misappropriating or otherwise violating the intellectual property rights of others; and

●	Cyber-attacks or other disruptions to or breaches of Valens’ information technology, systems or networks.

Risks Related to Our Business and Industry

The semiconductor industry is highly cyclical.

The semiconductor industry is highly cyclical and is characterized by significant and often rapid fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, frequently associated excess manufacturing capacity, maturing product cycles of semiconductor companies and their customers, inventory corrections, and deteriorating macroeconomic conditions, as well as constant and rapid technological change and evolving standards. Those in turn may result in rapid product obsolescence, price erosion, short product life cycles and extensive fluctuations in product supply and demand as a result of volatility across end markets. If we expand our operations and workforce too rapidly, procure excessive resources or increase inventory levels in anticipation of increased demand for our products, and that demand does not materialize at the pace at which we expect, or declines, or if we are unable to adjust our cost structure quickly during periods of reduced demand, our operating results may be adversely affected due to increased operating expenses, reduced margins, underutilization of capacity or asset impairment charges.

The semiconductor industry has experienced downturns in the past and may experience such downturns in the future.

We experienced this in 2024 when our customers entered into the year with high inventory levels. This, together with rising inflation and interest rates caused our customers to take a more cautious approach in building their inventory, while inventory digestion pace was relatively small. While 2025 reflects a recovery from that period, there can be no assurance regarding the timing, duration, or magnitude of future recoveries from downturn periods.

Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, as we started witnessing at the end of 2025, with the rise in artificial intelligence-driven demand for semiconductor products, may result in extended supplier lead times, increased manufacturing and raw material costs, inventory risks, and constraints on our ability to meet customer demand or secure future design wins.

Due to the inherently cyclical nature of the semiconductor industry and the rapid pace of technological change, we may not be able to scale our operations, workforce, or product offerings efficiently or respond effectively to shifts in customer demand or end-market preferences, which could materially adversely affect our business, financial condition, and results of operations.

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

Our net sales, gross margin, and profitability depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. A significant portion of our revenue is derived from customers in international markets, and we expect that international sales will continue to account for a significant portion of our revenue in the future. As a result of our international operations, our business, financial condition and results of operations could be negatively impacted by the following:

●	political, legal and economic changes, crises or instability and civil unrest in markets in which we do business, such as potential macroeconomic weakness related to trade and political disputes between the United States and China, changes in China-Taiwan relations that may adversely affect our operations in Taiwan, since, as of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at Taiwan Semiconductor Manufacturing Company (“TSMC”). TSMC is a critical supplier, and any disruption in its operations could significantly impact our operations and adversely affect our ability to meet production demands. In addition, we use other vendors that are located in Taiwan and who have an important role in our supply chain. Any disruption in their operations can also have an adverse impact on our operations and cause a significant delay in our ability to timely fulfill our customers’ demands. Automotive customers have become increasingly risk-averse following the recent global semiconductor shortages, placing heightened scrutiny on supply chain resilience and geographic concentration. In particular, geopolitical tensions in Taiwan, where a significant portion of advanced semiconductor manufacturing capacity is located, have amplified concerns around potential supply disruption, trade restrictions, or logistical bottlenecks. These sensitivities are compounded by the automotive industry’s reliance on just-in-time manufacturing models, which operate with limited inventory buffers and can magnify the operational impact of even short-term component shortages. As a result, even the perception of elevated supply chain or geopolitical risk associated with critical vendors may adversely affect our ability to win new designs, could lead to design-outs or dual-sourcing decisions, and, in the event of actual disruption, could interrupt supply, any of which may negatively impact our growth prospects, customer relationships, and business results.

●	geopolitical events, such as the status of war in Israel, the ongoing conflict between Russia and Ukraine, or any other threat of war or terrorist actions;

●	increased global instability resulting from recent unilateral U.S. military and diplomatic actions;

●	compliance requirements of U.S. customs and export regulations, including the Export Administration Regulations;

●	currency conversion risks and exchange rate and interest rate fluctuations, including the current increasing interest rate environment;

●	instability of global credit and financial markets due to adverse macroeconomic conditions such as rising inflation, increasing interest rates and slower economic growth or recession that could, among other impacts, affect our ability to access external financing sources on acceptable terms or lead to financial difficulties or uncertainty of our customers, suppliers and distributors exposing us to late payments, cancelled orders and inventory challenges, among others;

●	trade policy, commercial, travel, export or taxation disputes or restrictions, import or export tariffs, changes to export classifications or other restrictions imposed by the U.S. government or by the governments of the countries in which we do business, particularly in China;

●	complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax regulations, price protection, competition practices, export control regulations and restrictions, customs and tax requirements, immigration, anti-boycott regulations, privacy, data protection and information security, sustainability and climate-related regulations, intellectual property, anti-corruption and environmental compliance, including the Foreign Corrupt Practices Act;

●	economic disruption from terrorism and threats of terrorism and the response to them by the U.S. and its allies;

●	natural disasters or public health emergencies;

●	fluctuations in raw material costs and energy costs due to general market factors and conditions such as inflation and supply chain constraints;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks; and

●	greater difficulty in accounts receivable collections and longer collection periods.

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

The U.S. Department of Commerce’s Bureau of Industry and Security (BIS) has restricted the export of advanced computing integrated circuits and related items to China and other countries and entities

The U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) announces from time-to-time new restrictions on the export of advanced computing integrated circuits and related items to certain countries, including China, and various entities. Based on our existing customer base, characteristics of our existing products and their export control classifications, as well as the licenses issued to us by the BIS, these regulations did not have a material impact on our business. Export control regulations adopted by the United States and other jurisdictions are subject to change and interpretation, and it is possible that future regulatory changes or actions by the BIS impacting U.S. exports of integrated circuits and related items, which will restrict the re-export of integrated circuits to China or to certain Chinese entities will have a material impact on our business operations in China which accounted to approximately 15% of our total revenues in 2025, and on our ability to further expand and grow our business and revenue in China. This may also be affected by our ability to renew or otherwise obtain relevant BIS licenses.

A recent example of these restrictions includes an Interim Final Rule (IFR) from January 2025 that expands controls on advanced computing integrated circuits (ICs or chips) and model weights for artificial-intelligence models. Although we do not believe that these recent controls and policies will impede our ability to conduct our business, given the kinds of semiconductors we typically deploy in our business, there can be no assurance that broadening these restrictions or adopting similar ones would not limit our ability to use certain supply chain vendors, sell our products to existing and potential customers in certain geographic areas and ultimately adversely affect our financial performance.

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

Any downturn in the cross-industry served markets or automotive market could significantly harm our financial results and slow the pace of adoption of new technologies, including those that we offer.

Approximately 73% and 27% of our total net sales in fiscal year 2025 and 63% and 37% of our total net sales in fiscal year 2024 were generated by our cross-industry and automotive products, respectively. The global economic uncertainty in recent years has impacted demand in many global markets, exposing us to the risks associated with such markets as follows:

●	Cross-Industry Business market: following the negative impact from the COVID-19 pandemic on some of our professional audio-video customers’ demand, the following two years, 2023-2024, were characterized by high-inventory levels of our customers, a slow inventory digestion and a cautious approach to inventory building, due to the inflation environment, high-interest rates and shorter product lead times. These, in turn, contributed to a decrease in demand for our products, although 2025 marked a recovery from the slow pace of inventory digestion. Slow growth trends may have a negative effect on the demand for our cross-industry products, as well as high inventory levels, and could delay plans of our customers to introduce new products into which our products are designed. The demand for our cross-industry products, including those used in professional audio-video and video-conferencing applications, is influenced by global macroeconomic conditions, enterprise and institutional capital spending, and customers’ willingness to invest in new technology deployments. Periods of economic uncertainty, inflationary pressures, elevated interest rates, tariffs and trade restrictions, and budget constraints may cause enterprises, educational institutions, and public-sector customers to delay, scale back, or reprioritize technology investments. In addition, adoption cycles in the video-conferencing and Professional Audio Video markets may be slower than anticipated if customers choose to extend the useful life of existing systems, defer upgrades to next-generation platforms, or limit deployments to essential or incremental improvements rather than comprehensive system refreshes. Moreover, increasing adoption of artificial intelligence, machine learning, automated decision-making, and similar models, algorithms and technologies (collectively, “AI”) technologies in enterprise environments may introduce additional uncertainty regarding future workplace configurations, collaboration workflows, and technology requirements. As organizations assess how AI tools may alter meeting formats, communication practices, and the role of physical collaboration spaces, customers may delay or reconsider investments in video-conferencing and Professional Audio Video infrastructure. Such uncertainty could further extend decision-making timelines, slow deployment rates, or reduce the scale of technology rollouts incorporating our solutions. This may impede our ability to grow our business, meet our short- and long-term goals and consummate plans that we communicate to the market from time to time.

●	Automotive market: automotive sales generally correlate with global economic conditions, such as increased inflation rate, high interest rates, and imposed tariffs which may affect consumer spending and automakers’ capital allocation decisions. In periods of economic uncertainty, automotive manufacturers may delay or scale back investments in new vehicle platforms, advanced features and next-generation technologies, and may prioritize cost containment over innovation. This was demonstrated recently with automakers increasing caution in adopting new technologies, including advanced driver assistance systems (“ADAS”), and in transitioning vehicles across higher levels of automation. This caution has been reflected in longer development cycles, delayed vehicle launches, reduced production volumes, the postponement or cancellation of certain electric vehicle and advanced technology programs, and a greater focus on extending the life of existing vehicle platforms rather than introducing new architectures. Such developments may slow the pace at which our technology is adopted and deployed by automotive players, extend qualification and design-in timelines, or reduce the number of vehicles and programs incorporating our solutions. If automakers defer the introduction of new vehicle models or features, reduce production of existing models, or exit or delay certain technology initiatives, demand for our automotive products, including our ADAS solutions, could be materially lower than we expect. Any of the foregoing could adversely affect our revenues, margins, growth prospects, and our ability to execute our long-term automotive strategy, and could have a material adverse effect on our business, financial condition and results of operations. In addition, this may impede our ability to meet our short- and long-term goals and consummate plans that we communicate to the market from time to time.

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

In order to continue profitably supplying our products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiency to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Additionally, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations. Similarly, if our suppliers increase their production prices, and we are not able to roll over such increases to our customers in a timely manner, it could adversely impact our business, decrease our gross margins and operating results.

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

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on outsourced contract manufacturing, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of the commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. Anticipating future demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management. In addition, as an increasing number of our chips are being incorporated into consumer products, we anticipate greater fluctuations in demand for our products, which makes it more difficult to forecast customer demand. Occasionally, our customers may require rapid increases in production, which can challenge our resources. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused, and may in the future, cause our customers to significantly reduce the solutions or the number of products ordered from us. Because many of our sales, research and development, and manufacturing expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating results.

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

Approximately 31% of our 2025 revenues and 38% of our 2024 revenues were generated by our top three customers, in each of those periods, that purchase products from us based on short term purchase orders that reflect the demand they have from their end customers. We cannot guarantee that we will be able to generate similar levels of revenues from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

Our customers’ continued success will depend in large part on growth within the markets for our automotive and audio-video solutions and products and their success within such markets. Demand in these markets fluctuates significantly, by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

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

Additional factors that can contribute to fluctuations in our operating results include:

●	the rescheduling, increase, reduction or cancellation of significant customer orders;

●	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

●	the timing and amount of research and development and sales and marketing expenditures;

●	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

●	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

●	our ability to anticipate changing customer product requirements;

●	our gain or loss of one or more key customers;

●	the availability, cost and quality of materials and components that we purchase from third-party vendors and any problems or delays in the manufacturing, testing or delivery of our products;

●	the availability of production capacity at our third-party facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

●	supply constraints for and changes in the cost of the other components incorporated into our customers’ products;

●	our ability to reduce the manufacturing costs of our products;

●	fluctuations in manufacturing yields;

●	the changes in our product mix or customer mix;

●	the timing of expenses related to the acquisition of technologies or businesses;

●	product rates of return or price concessions in excess of those expected or forecasted;

●	the emergence of new industry standards;

●	product obsolescence;

●	unexpected inventory write-downs or write-offs;

●	costs associated with litigation over intellectual property rights and other litigation;

●	the length and unpredictability of the purchasing and budgeting cycles of our customers;

●	loss of key personnel or the inability to attract qualified engineers;

●	the quality of our products and any remediation costs;

●	adverse changes in economic conditions in various geographic areas where we or our customers do business;

●	the general industry conditions and seasonal patterns in our target end markets, particularly the automotive market and the audio- video market;

●	other conditions affecting the timing of customer orders or our ability to fill orders of customers subject to export control or economic sanctions;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks; and

●	geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, or natural disasters, and the impact of these events on the factors set forth above.

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

One of our business strategies is to participate in and win competitive technology selection processes to develop products for use in our customers’ equipment and products. These selection processes are typically lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenues. The incurrence of such significant expenditures, failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure in a particular selection process could prevent access to such an automotive customer for several years. Our failure to win a sufficient number of design wins and to gain market adoption of out solutions, could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, or as the providers of the industry’s solutions of choice, each of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if our solution is selected, it can take a long period of months, and even years, before the selecting customer will commence the volume production of components or systems that incorporate our products, which means that the sales and meaningful revenues therefrom may be delayed. See Item 5A. “Operating and Financial Review and Prospects -Operating Results - Design Wins with New and Existing Customers”.

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

In March 2024, we received a complaint from a customer indicating an alleged batch production incident. We subsequently identified and remedied the production issue and delivered replaced products. The customer made a claim for related expenses reimbursement and for this reason we have recorded expenses in 2024 of $2.2 million dollars. During 2025, following the ongoing discussions with the customer and updated indications, the Company recorded reversals of the provision in the overall amount of $0.7 million. As of December 31, 2025, the Company, the insurer and the customer are involved in advanced discussions of a final settlement, which includes a payment of $1.5 million dollars by the insurance company to the customer, a payment that the Company assumes to be probable (in addition to a retention amount of $250 thousand to be paid by the Company). Accordingly, the Company recognized in 2025 an insurance recovery asset of $1.5 million. Although we provided immediate service to our customer to minimize the effects of this incident to the satisfaction of the customer and are in advance discussions of a final settlement, this incident, and other quality control incidents in the future, may adversely affect our reputation and our ability to win business, as well as our relationship with our existing customers, and affect demand for our products and business results.

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

For example, in May 2024, we acquired Acroname Inc. (“Acroname”) (the acquisition of Acroname by Valens Inc., a fully owned subsidiary of Valens is referred to below as a business combination) and we may continue to acquire complementary products, technologies or businesses. These acquisitions, and the subsequent integration of the Acroname business and technologies, has diverted and may in the future divert a substantial part of our resources and management attention which could in the future adversely affect our financial results.

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

We are a global company and, as a direct consequence, movements in the financial markets may impact on our financial results. We are exposed to a variety of financial risks, including currency fluctuations, primarily due to the fact that while our functional currency is the U.S. dollar, our Israeli employees’ payroll, which is a significant expense in our income statement, is paid in NIS. As a result, fluctuations in the exchange rate between the U.S. dollar and the NIS may influence our results of operations as well as period-to-period comparisons. During 2024-2025, the U.S. dollar–NIS exchange rate has experienced heightened volatility. A strengthening of the NIS relative to the U.S. dollar increases our operating expenses when translated into U.S. dollars and may influence our gross margins and operating results. We engage in foreign currency hedging transactions from time to time in an effort to reduce the potential impact of exchange rate fluctuations on our results of operations. However, our hedging activities may not be effective, may not cover all of our exposure, and may be costly to implement. In addition, we cannot guarantee that our hedging strategies will successfully offset foreign currency risks, that any hedging instruments we enter into will be sufficient to mitigate the potential impact of adverse exchange rate movements, or that such hedging will be meaningful enough to neutralize the potential effects of currency fluctuations on our financial results.

In addition, we are exposed to interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. If we create debt, the rating thereof by major rating agencies may further improve or deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

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

The loss of services of any key personnel or the inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely matter, to sell products to customers or to manage our business effectively. In November 2025, we had a CEO transition, as our former CEO, Mr. Gideon Ben-Zvi, stepped down, and we announced the appointment of Mr. Yoram Salinger, a highly experienced professional with a rich history of leading successful organizations, as our new CEO.

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

In February 2026 we announced an efficiency plan that included a reduction of approximately 10% in our workforce. Following such events, we may experience increased difficulty in retaining and motivating our remaining employees, and we may lose institutional knowledge and technical expertise as a result of employee departures. If we are not successful in effectively transferring knowledge and responsibilities, our ability to support our existing customers at the expected quality and responsiveness levels, as well as our ability to develop new business, secure additional design wins, or execute on our growth initiatives, could be adversely affected.

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

While we currently own a significant number of patents, the patent prosecution process is expensive, time-consuming and complex, and there can be no assurances that we be able to file, prosecute, maintain, enforce or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. Further, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents, may be challenged, narrowed, declared generic or lapsed, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection or commercial advantage. Our intellectual property rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

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

We license certain intellectual property and technologies that are important to our business from third parties, and in the future, we may enter into additional agreements. If we fail to comply with any of the obligations under our license or technology agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights and could disrupt or otherwise inhibit our ability to sell our products or commercialize future products. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property rights against infringing third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable. Third parties from whom we currently license intellectual property and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable, requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property or technology. In addition, the agreements under which we license intellectual property or technology from third parties may be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement.

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

Cyber-attacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to information technology, systems, and networks, or to otherwise sabotage them, change frequently, have become increasingly complex and sophisticated, including through the use of AI, and are often not recognized until launched against a target, we and third parties associated with us may be unable to anticipate these techniques or to implement adequate preventative measures. Cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI.

In addition, certain global geopolitical events can increase our cybersecurity risk. For example, the geopolitical tension between Israel and the surrounding region, including Iran, can result in heightened malicious activities from state-sponsored or politically motivated cybercriminal groups. These threats include threats to harm Western countries’ infrastructure and assets and specifically those of Israel.

The costs for us to reduce the risk of or remediate cybersecurity breaches and vulnerabilities could be significant. We have invested in cybersecurity technologies and protocols to mitigate potential threats, but the complexities of regional geopolitical tensions make it difficult to fully predict or protect against every potential risk. Furthermore, the evolving nature of the cybersecurity landscape, for example, by the emergence of new technologies such as AI technologies that are used to identify and target new vulnerabilities in our information technology, systems or networks or of those of our customers, vendors and other business partners, increases the challenge to predict and protect against all potential risks and there is no assurance that we will be able to promptly and effectively respond to such increasingly sophisticated threats.

Any type of security breach, attack or misuse of data, whether actual or perceived, and whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in litigation from customers, employees or other third parties, lead to the imposition of penalties, reporting obligations and fines under state, federal and foreign laws or by payment networks or adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the loss, misappropriation, corruption or unauthorized publication of our confidential business or proprietary information or personal or sensitive information, or that of other parties with which we do business, an interruption or other failure of our information technology, systems, networks or operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of laws, regulations, industry standards or other legal or contractual obligations related to privacy, data protection and information security. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. In addition, our ability to monitor the data security of our third-party service providers or other third parties with whom we do business is limited. Certain of such third parties may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or other disruptions to or breaches of information security. A vulnerability in such third parties’ software or information technology, systems or networks, a failure of such third parties’ safeguards, policies or procedures, or a cyber-attack or other disruption to or breach of information security affecting any of these third parties could irreparably damage our reputation and business. The costs related to significant cyber-attacks or other disruptions to or breaches of our information technology, systems or networks could be material and cause us to incur significant expenses. If the information technology, systems or networks of third parties associated with us become subject to cyber-attacks or other disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

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

Our use of Artificial Intelligence technologies may not achieve intended results and could expose us to operational, competitive, regulatory and reputational risks that may adversely affect our business, financial condition and results of operations.

Artificial Intelligence (“AI”) is an emerging area of technology that may increasingly influence aspects of our business and operations. While AI has the potential to improve efficiency, it also presents various uncertainties and potential risks. We have made limited use of AI to date to support internal business functions, primarily as a work-supporting tool in software development and content research, and may expand its use in the future. These tools are used solely to enhance employee productivity and workflow efficiency. Our products and services do not incorporate AI-based features or functionality, and AI does not currently form a component of our revenue-generating offerings.

Although our use of AI tools is limited, there can be no assurance that such use will be successful or that it will not lead to unintended consequences. For example, certain AI technologies have been known to produce false or “hallucinatory” inferences or output, and certain AI technologies can create inaccurate, incomplete or misleading content, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. Any actual or perceived errors, biases, deficiencies or other flaws in AI algorithms or output—whether developed internally by us or provided by third parties—could result in operational inefficiencies, legal and regulatory liability, inaccurate responses to customers, poor customer experiences, or inappropriate or misleading content. These issues could negatively impact on our brand reputation, customer trust, competitive position and overall business performance. Additionally, AI is an area of rapid technological advancement and evolving competition. Our competitors may adopt or develop more effective AI-based tools and solutions, or can implement those into their products and services, thus creating a technological advantage over our offerings, which could place us at a competitive disadvantage.

Moreover, the legal and regulatory landscape surrounding AI continues to develop. The technologies underlying AI and its uses are already subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition and equal opportunity laws and regulations, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. It is possible that we will not be able to anticipate how to respond to these rapidly evolving frameworks, and we could be required to expand resources to adjust our work practices in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI as part of our work flows.

Additionally, any output created by us using AI may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, any one of which may, among other things, require us to limit the ways in which we use AI as part of the work flows. For example, the output produced by AI technologies may include information subject to certain privacy or right of publicity laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us. If we do not have sufficient rights to use the models, algorithms, data or other material or content on which our AI solutions rely, or the output thereof, we could also incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

We also rely in part on third-party vendors that integrate AI into the tools and services they provide to us. Because we may have limited visibility or control over these systems, any technical errors, privacy, data protection or information security issues, or regulatory noncompliance by such vendors could negatively affect our operations.

Further, if any of our employees, contractors, consultants or third-party vendors use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately obtain, maintain, protect, defend and enforce our intellectual property rights or confidential information, harming our competitive position and business. In addition, the use of AI has resulted in, and may in the future result in, cyber-attacks or other breaches or disruptions that implicate the personal information or confidential information of clients of AI solutions. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business.

To date, our internal use of AI-enabled tools has not had a material impact on our financial condition or results of operations. However, if our reliance on such tools increases or related regulatory, operational or security risks materialize, our business, financial condition and results of operations could be adversely affected.

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

As a public company, we are required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes the disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” pursuant to Section 404(b) of the Sarbanes-Oxley Act. Our status as an “emerging growth company” will end in 2026.

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

As part of our business development, we collect, maintain, transmit, store and otherwise process information about individuals, also referred to as personal information, from our customers and suppliers. Laws, regulations and standards in Israel, the United States (both state and federal), Europe and other jurisdictions around the world restrict how personal information is collected, stored, used, disclosed and otherwise processed, as well as, among other things, set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (“GDPR”), together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”), security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Legal developments in the EEA, including rulings from the Court of Justice of the European Union and from various EU member state data protection authorities, have also created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, the efficacy and longevity of these mechanisms remains uncertain.

In addition, in Israel, we are subject to the Privacy Protection Law, 5741-1981 (the “PPL”) and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”), which govern the collection, use, retention, security, disclosure, transfer, and other processing of personal information. These include provisions governing the transfer of personal information outside the borders of Israel, as well as the handling of personal information transferred from the European Economic Area (“EEA”) and stored in databases located in Israel, or other personal information stored together with such data. Material amendments to the PPL were approved by the Israeli Parliament in August 2024 and came into effect in August 2025 (“Amendment 13”). Following Amendment 13, the PPL expands the PPA’s authority to investigate and impose monetary sanctions, which are significantly higher than those previously available, and introduces additional obligations regarding the processing of personal data, which we are in the process of implementing. Failure to comply with the PPL, its regulations, and guidelines issued by the PPA may expose us to administrative fines (which in some cases may reach millions of NIS), civil claims (including class actions), and, in certain cases, criminal liability.

Any changes in these regulations and sanctions may also require us to modify the manner in which personal data is collected, processed, and maintained by us.

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

As more fully described in the section titled “Material U.S. Federal Income Tax Considerations-U.S. Federal Income Tax Treatment of Valens-Tax Residence of Valens for U.S. Federal Income Tax Purposes,” based on the terms of the Business Combination (as defined in Item 4A to this Annual Report) and certain facts and factual assumptions, Valens does not believe that it should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed Treasury regulations (the application of which is uncertain in various respects and would be impacted by changes in such regulations with possible retroactive effect) and subject to certain factual uncertainties.

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

See “Material U.S. Federal Income Tax Considerations-U.S. Federal Income Tax Treatment of Valens” for a more detailed discussion of the application of Section 7874 of the Code to Valens. Investors should consult their own tax advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences to Valens and its shareholders if the classification of Valens as a non-U.S. corporation is not respected.

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

Our business is subject to risks associated with changes in global trade policies, including the imposition of tariffs, duties, trade restrictions and other barriers to international commerce. During 2025, trade policy uncertainty increased, including renewed discussion and implementation of tariffs by the United States on certain imported goods. We expect trade policy uncertainty to continue during 2026. We rely on a global ecosystem of suppliers, manufacturing partners and customers, and our products are sold into international markets. The imposition of tariffs or other trade restrictions on semiconductors, semiconductor components, finished goods, or materials used in the production of our products, whether directly or indirectly, could increase our costs of manufacturing or procurement, reduce gross margins, disrupt supply chains, or require us to modify our sourcing, manufacturing or logistics arrangements. In addition, tariffs or retaliatory measures could increase prices for our customers, reduce demand for end products incorporating our solutions, or cause customers to delay, reduce or cancel orders.

Furthermore, changes in trade policy or tariff regimes may negatively affect our customers’ business plans, capital expenditures and production volumes. Such impacts could slow adoption of our products, lengthen sales cycles, or reduce volumes, which could adversely affect our revenues and operating results.

We may not be able to fully mitigate the impact of tariffs or trade restrictions through pricing adjustments, contractual protections, supply chain modifications or other measures. Any inability to pass through increased costs to customers, delays in implementing mitigation strategies, or additional trade actions adopted in the future could materially and adversely affect our business, financial condition and results of operations.

Specifically with respect to the U.S. market, since our current products are manufactured outside the United States, the application of tariffs can have a disproportionate impact on our business and make our products more expensive and less competitive in the U.S. market. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased costs of manufacturing our products, and higher prices for our products in foreign markets. In addition, the U.S. government has recently adopted an aggressive trade and industrial policy focused on semiconductor self-sufficiency. Under a Presidential Proclamation issued in January 2026, the U.S. announced the imposition of a 25% Section 232 tariff on certain advanced semiconductors and products containing those semiconductors that are not intended for use in the U. S. While our legacy products are currently not subject to such tariff, the administration has indicated it may consider broader, significant tariffs on all semiconductor imports if foreign partners do not comply with U.S. onshoring targets. In February 2026, the U.S. Supreme Court ruled that certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA) are unconstitutional, and the future of tariffs and trade restrictions from the U.S. market will continue to remain uncertain.

In China, the Chinese government may also impose trade policies and restrictions and may, among other things, as part of its “Made in China 2025” policy, require the use of local suppliers in place of non - Chinese suppliers like us, compel companies that do business in China to partner with local companies to conduct business and provide incentives to government-backed local customers to buy from local suppliers. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales to decline, which could materially and adversely impact our business, financial condition and results of operations, as well as our ability to grow and expand our share of the Chinese market. In addition, the U.S. or foreign governments may take administrative, legislative or regulatory action that could materially interfere with our ability to sell products in certain countries and/or to certain customers, particularly in China. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation.

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

As of September 30, 2021, Valens became a public company subject to reporting requirements in the United States, and it will incur significant legal, accounting, insurance and other expenses that it did not incur as a private company, and these expenses may increase even more after Valens is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Valens is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. Valens’ management and other personnel devote, and will continue to need to devote, a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, Valens expects these rules and regulations to make it more difficult and more expensive for it to maintain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Valens cannot accurately predict or estimate the full amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Valens to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

A market for Valens’ securities may not be sustained.

The price of Valens’ securities may fluctuate significantly due to general market and economic conditions. Between January 1, 2025, and December 31, 2025, the closing price of our share price fluctuated from a low of $1.38 to a high of $3.46, and the daily average trading volume in that period was 594,152 shares. An active trading market for Valens’ securities may not be sustained. In addition, the price of Valens’ securities can vary due to general economic conditions and forecasts, Valens’ general business condition and the release of Valens’ financial reports. The following factors may also cause significant fluctuations in the market price of our Ordinary Shares:

●	negative fluctuations in our quarterly revenues and earnings or those of our competitors;

●	pending sales into the market due to the sale of large blocks of shares, due to, among other reasons, the expiration of contractual lock- up with respect to significant amounts of our Ordinary Shares;

●	shortfalls in our operating results compared to levels forecast by us or securities analysts;

●	changes in our senior management;

●	mergers and acquisitions by us or our competitors;

●	technological innovations;

●	the introduction of new products;

●	changes in trade policy or tariffs;

●	cyber-attacks or other disruptions to or breaches of our information technology, systems or networks;

●	the conditions of the securities markets, particularly in the semiconductors sector; and

●	political, economic and other developments in Israel and worldwide.

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

Value Base Ltd. beneficially owns approximately 20.79% of the voting power of our Ordinary Shares. For so long as ValueBase continues to beneficially own a significant percentage of our Ordinary Shares, it may have interests that differ from ours or yours and it may vote in a way with which you disagree, and which may be adverse to your interests. See Item 7B “Related Party Transactions - Board Nomination Agreement”.

Valens’ internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to attest as to their effectiveness, which could have a significant and adverse effect on Valens’ business and reputation.

Under the Sarbanes-Oxley Act, among other things, Valens is required to maintain effective disclosure controls and procedures and internal control over financial reporting. Valens is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information  required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Valens’ principal executive and financial officers. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in internal control over financial reporting.

Valens’ current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in Valens’ internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Valens’ operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Valens’ financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Since the Company is currently an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Business Startups Act of 2012 (the “JOBS Act”), it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Valens’ reported financial and other information. In any event, we will lose our status as an emerging growth company on December 31, 2026.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel, including the 2023 attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our business and limit our ability to market our products, which may lead to a decrease in revenues.

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

Because most of our research and development is conducted in Israel and our management (and certain members of our board of directors) as well as a majority of our employees, are located in Israel, our business may be directly affected by economic, political, geopolitical and military conditions in Israel. Throughout the years, Israel has experienced a number of armed conflicts with its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. In June 2025, a short-duration armed conflict erupted between Israel, the United States and Iran, involving strikes on Iranian military and nuclear infrastructure and retaliatory missile and drone attacks before a ceasefire was reached. The conflict drew in multiple actors and underscored the fragility of regional stability in the Middle East. Even following the ceasefire, regional tensions have remained elevated, with continuing diplomatic efforts underway to prevent further escalation and the risk of renewed hostilities persisting. This event followed the October 7th, 2023 events in Israel, in which, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets which has further evolved into an ongoing war involving Israel, Hamas and other terrorist organizations in the Gaza strip, as well as Iran-aligned groups such as Hezbollah in Lebanon and the Houthis in Yemen. As of the date of this annual report, the situation continues to be volatile and could lead to additional hostilities in Israel and the Middle East. These events may result in disruption to our operations and facilities, such as our Headquarters and R&D facilities that are located in Israel, and impact our employees, some of which are military reservists being called to active military duty, as well as impact the economic, social and political stability of Israel. The absence of our employees due to their military service may cause delays in our introduction of new technologies to the market in a timely manner, which, in turn, could adversely affect our business and ability to compete with newer generations of products introduced to the market by our competitors.

While our facilities have not been damaged during these events, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations. Our commercial insurance will not necessarily cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

During the years ended December 31, 2025, and 2024, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, as a result of the continuation, escalation or expansion of armed conflicts.

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

We were incorporated under Israeli law and the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. and other non- Israeli corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions as defined in Israel’s Encouragement of Research, Development and Technological Innovation in Industry Law, 5744- 1984 (the “Innovation Law”).

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

Valens may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If Valens obtains tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, it will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Valens’ Israeli taxable income may be subject to the Israeli corporate tax rate of 23% (the rate known as of the date of this annual report). Additionally, if Valens increases its activities outside of Israel through acquisitions, for example, its activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

It may be difficult to enforce a U.S. judgment against Valens, its officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on Valens’ officers and directors.

Most of Valens’ directors or officers are not residents of the United States and most of their and Valens’ assets are located outside the United States. Service of process upon Valens or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against Valens or its non-U.S. directors and executive officers may be difficult to obtain within the United States, although our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against Valens or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against Valens or its non- U.S. officers and directors.

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

Certain provisions of Israeli law and Valens’ Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Valens or for Valens’ shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders and may limit the price that investors may be willing to pay in the future for Valens’ Ordinary Shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be affected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to Valens or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation-Taxation and government programs-Israeli tax considerations and government programs” for additional information.

We have never declared or paid any cash dividends. Further, we do not intend to pay dividends for the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Ordinary Shares in the foreseeable future.

Our board of directors has sole discretion whether to pay dividends. If Valens’ board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 5759-1999 (the “Companies Law”) imposes restrictions on Valens’ ability to declare and pay dividends. See “Description of share capital and articles of association-Dividend and liquidation rights” for additional information.

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

Valens is an emerging growth company within the meaning of the Securities Act and takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make Valens’ securities less attractive to investors and may make it more difficult to compare Valens’ performance with other public companies. We will lose our status as an emerging growth company on December 31, 2026.

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

For as long as Valens continues to be an emerging growth company, it may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Valens could be an emerging growth company for up to five years following its initial public offering, which period will end on December 31, 2026.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Due to fluctuations in the market price of Valens’ Ordinary Shares, there is a significant risk that Valens may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2026 or one or more future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in Valens Ordinary Shares or Valens warrants.

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

Although Valens has not obtained independent valuations of its assets (including goodwill and other intangibles) for its taxable year ending 2025, and thus is not in a position to make a definitive determination as to whether it was a PFIC in 2025, based on the composition of its income and assets during 2025 and the estimated value of its assets (which is based on its average market capitalization during 2025), Valens believes that it was not a PFIC for 2025. However, there can be no assurances in this regard. The application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, because of the volatility of Valens’ market capitalization in recent years, whether Valens will be a PFIC for 2026 and future taxable years is uncertain. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill and other intangibles, which may be determined, in large part, by reference to the market price of Valens’ Ordinary Shares from time to time, which has been, and may continue to be, volatile). As a result, the average value of Valens’ goodwill and other intangibles as well as other active assets may not be sufficiently large in relation to the average value of its passive assets for any taxable year. In particular, because the value of Valens’ goodwill and other intangibles may be determined by reference to the market price of Valens Ordinary Shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, if Valens’ market capitalization continues to fluctuate or declines, then there is a significant risk that Valens may be a PFIC for 2026.

If Valens is a PFIC for any taxable year, a U.S. investor who owns Valens Ordinary Shares or Valens warrants may be subject to adverse tax consequences and additional information reporting obligations. For a further discussion, see “Material U.S. Federal Income Tax Considerations- U.S. Federal Income Tax Considerations of Ownership and Disposition of Valens Ordinary Shares and Valens Warrants to U.S. Holders-Passive Foreign Investment Company Rules.” U.S. investors who own Valens Ordinary Shares and/or Valens warrants should consult their tax advisors regarding the potential application of these rules to Valens and the ownership of Valens Ordinary Shares and/or Valens warrants.

Item 4. Information on the Company

A. History and Development of the Company

Valens was incorporated on October 26, 2006, as a private limited liability company under the laws of the State of Israel. We are registered under the Companies Law as Valens Semiconductor Ltd., and our registration number with the Israeli Registrar of Companies is 51-388704-2.

We are domiciled in Israel and our registered office is currently located at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, also currently serving as our principal executive offices. Our telephone number is +972-(9)762-6900.

Our capital expenditures amounted to $1.1 million, $1.9 million, and $1.2 million during the fiscal years ended December 31, 2025, 2024 and 2023, respectively, primarily consisting of expenditures related to Research & Development (“R&D”) equipment. For information on the Company’s current capital expenditures, see “Part I, Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

B. Business Overview

Our Mission

Our mission is to be a leading global provider of high-performance connectivity solutions. We aim to transform digital connectivity across industries by providing reliable, resilient and optimized solutions for long distance connectivity over simple, low-cost wiring infrastructure, enabling cutting-edge innovation across verticals in automotive, audio-video and other adjacent markets.

Our Company

Valens is a high-performance connectivity company, providing chipsets that allow for the wired distribution of large amounts of data over long distances.

Operating in a fabless model, Valens has two main business units. The first is the Cross-Industry Business Unit, which encompasses Professional Audio-Video (verticals include Video Conferencing, Education, Digital Signage, Entertainment), Industrial Vision (verticals include Machine Vision and Embedded Vision) and Medical. The second is the Automotive Business Unit (verticals include In-Cabin, ADAS, and Long Vehicles).

In professional audio-video, Valens is the incumbent provider of chipsets that comply with the HDBaseT standard. Backed by the HDBaseT Alliance, which is co-managed by Valens, LG, Samsung and Sony Pictures, HDBaseT gained the Company a leadership position in the market. Valens has sold tens of millions of HDBaseT chipsets, with a customer base comprised of almost all of the world’s major consumer electronics companies.

Valens is also exploring opportunities for leveraging its core technology in other adjacent markets.

In the automotive industry, Valens is the leading provider of chipsets that comply with MIPI A-PHY, a connectivity standard that is an enabler for Advanced Driver-Assistance Systems (“ADAS”) and Automated Driving Systems (“ADS”). Valens is the first in the industry to offer A-PHY-compliant chipsets, and the first to achieve design wins with global OEMs.

Valens’ first generation of automotive connectivity chipsets is the solution powering the Mercedes-Benz infotainment system, across all Mercedes-Benz passenger car models. Revenues from this engagement began in 2021.

Cross-Industry Business

Professional Audio-Video

Valens’ long-range wired connectivity technology has gained it a leadership position in the professional audio-video industry.

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

Industrial Vision

Industrial Vision represents another important market for the Company. Valens has been active in the Industrial market for over a decade, primarily offering extension solutions for Industrial PCs (IPCs), allowing their placement in remote environments, with Keyboard, Video, Mouse (KVM) capabilities and superior EMC performance. Valens chips can be found in the products of the largest IPC vendors, including B&R and Siemens.

Recently, the Industrial Vision market has grown in importance with the rise of Machine and Embedded vision. The demand for increased factory automation has resulted in the integration of machine vision systems. Primarily based on fast-frame rate cameras, these systems ultimately are connected across a sprawling factory floor to an Industrial PC. One example of a machine vision industrial application that is clearly becoming dominant is Quality and Assurance, where connected cameras augment or replace the human eye to visually inspect and identify faulty products. Existing connectivity solutions on the market – GigE Vision, USB3 Vision, and CoaXPress – are insufficient in providing a reliable solution for this application. Valens’ automotive-grade solutions are relevant for this market, offering highly robust connectivity for machine vision.

Concurrently, there has been a rise in demand for embedded vision solutions, which involve the deployment of multiple cameras providing data for interpretation by AI algorithms, for applications such as drones, AMR robots, humanoid robots, agricultural vehicles, and more. AI models rely on vast amounts of high-resolution image data, which must be transmitted reliably and efficiently. This can be achieved with Valens’ connectivity solutions (MIPI CSI-2), that can natively interface with AI processors, allowing for the streamlined deployment of automotive-grade connectivity for such applications.

Valens chipsets offer important advantages in Industrial Vision. First, the chips support high resolution video, increasing the precision of automated vision solutions. Second, the chips are standardized, facilitating the implementation of smaller form factor camera modules. Due to size restrictions across relevant applications, the market has been trying to miniaturize the size of cameras in some of the machine vision applications, including robot arms. Valens’ standardized solutions allow for the removal from the camera module of the Image Signal Processor (ISP), a relatively large component. Third, Valens solutions demonstrate strong resilience for Electromagnetic Interferences (EMI) which is highly important for ensuring 24/7 operation in what can be noisy electromagnetic environments.

Valens’ products provide simple and affordable solutions for extending CSI-2 and USB, two interfaces that are widely used in the Industrial Vision market. For additional details see “Company Products.”

As connectivity in the industrial environment is challenging, the demand for distribution of massive amounts of data, in a secure and efficient manner, over long distances, requires robust connectivity technology. Valens chipsets offer the high-performance connectivity required to support innovation in this industry.

Medical

Valens has long been active in the medical industry, and we continue to see growing interest in our data-extension capabilities. Our chipsets deliver a high-level of safety with zero latency, and high-bandwidth uncompressed video connectivity, which is required for medical imaging devices such as MRIs, CTs, X-Rays, and robotic surgery. Another need in the medical space is the extension of high-quality images from the cameras to the video processing units and visual displays, which require greater bandwidth. An example is high-quality medical procedure recording. Another example is robotics-assisted guided surgery, with training services before the procedure and recordings after, all done without breaking the sterile field as the processes can securely and accurately be done from a distance. Valens chips can be found in the products from market leaders, including Siemens, Drager, and Eizo.

Within the medical industry, endoscopies are growing globally. These non-invasive medical procedures involve the insertion of a long, thin tube inside the body of the patient. The tube often contains electrosurgical instruments used to cut, coagulate, desiccate, or fulgurate tissues, as well as a camera to allow the medical professional to see and maneuver inside the body. This application requires high-bandwidth connectivity to support superior video, as well as strong immunity to Electromagnetic Interferences (EMI) for error-free links unaffected by the electrosurgical equipment. To this end, Valens has introduced to market a pioneering solution with a built-in electro-surgical noise canceller, able to handle the high-bandwidth error-free video, while also coexisting with LEDs and control signals over the same cable. The solution has proven product-market fit, as in 2025, Valens announced that three global OEMs will launch the first endoscopes based on Valens chipsets.

Endoscopes are notoriously difficult to clean; over the years, many people have gotten sick, and some have died, due to improper cleaning of endoscopes. Disposable endoscopes will eliminate the risk of infection. Valens is well positioned to benefit from a transition to disposable endoscope architecture, which is ultimately expected to replace reusable devices. This transition will take time, as new devices are required to undergo regulatory approval processes. However, when the transition happens, Valens solutions are expected to be a perfect fit for this architecture due to the chips’ small form factor, low power consumption and a resilient, precise technology.

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

Revenues from this engagement began in 2021 and continued since. Today, the Company’s chips are deployed across a broad range of Mercedes passenger car models, including the S, C and E-class models, as well as the Electric Vehicle (EV) models.

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

In late 2021, Valens introduced the first chipsets in the industry to comply with the MIPI A-PHY standard, providing a reliable and resilient solution for high-speed in-vehicle connectivity. These second-generation automotive chips provide a connectivity solution for high resolution sensors to compute units. This use-case is necessary for ADAS and 360-degree perception sensors, as well as for applications such as autopilot, surround view, parking assist, and reverse assist.

2024 marked a milestone year in which three OEMs, which belong to a group of automotive brands, selected Valens’ MIPI A-PHY chipsets for their next-generation ADAS connectivity, with commercialization expected in 2027. In early 2026, Valens secured a 4th A-PHY design win with a premium carmaker serving the Chinese market, reinforcing the connectivity standard as a frontrunner for next-generation ADAS and autonomous systems.

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

In 2025, we continued the collaboration with key industry players to expand the A-PHY based connectivity solutions ecosystem. To mention a few, Valens completed interoperability testing with seven A-PHY silicon vendors: Analogix, ESWIN Technology, Motorcomm, OmniVision Technologies, Silergy, SimChip (since purchased by Southchip), and Velink, as well as with Sony Semiconductor Solutions, who released to the market a first CMOS image sensor for automotive applications with built-in MIPI A-PHY interface. In addition, Valens was selected as the connectivity solution of choice for the EyeQ6H by Mobileye, an industry leader in ADAS and autonomous driving.

In general, the market demand for MIPI A-PHY is driven, in part, by a transformation within the automotive industry towards software-defined, highly autonomous vehicles. To enable these evolutions, cars are anticipated to:

●	be equipped with a growing number of sensors

●	combine multiple sensor types – cameras, lidars and radars; and

●	be supported by intelligently connected architectures, which will require increased link bandwidth to deliver aggregated sensor data, video and functionality required by safety applications, in real time.

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

Long Vehicles

Valens offers chipsets family that deliver robust connectivity for long-reach automotive applications. In addition to solution provided to Stoneridge for tractor-trailer connectivity, in 2025 we added long-reach capabilities to our VA7000 family. The chipsets offer high-bandwidth, long distance connectivity while supplying power and controls over the cable. This solution further supports applications such as surround view and rear-view visibility in a market that suffers from a lack of reliable visibility solutions due to the complex technical challenge of long-distance connectivity in a rough EMC environment.

Valens chipsets for long vehicles have been evaluated by Stoneridge, a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems. This project continued in 2025 and included stringent on-road evaluations by fleets. Valens’ second-generation chipsets for long vehicles are also being evaluated by Tier-1 suppliers.

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

Our Strengths

We believe that our competitive advantages are based on the following key strengths:

●	An industry standard leader in two large and growing markets - Professional Audio-Video and Automotive. We set the standard for long-range connectivity and gained market share in the professional audio-video market with our HDBaseT technology and believe we are well positioned to repeat this success in the even larger automotive industry with our A-PHY compliant chipsets.

●	Product-market fit in high growth-potential markets – Industrial Vision and Medical. Valens’ solutions are suitable for applications in markets that have high long-term growth potential, such as industrial and medical.

●	Disruptive technological solutions. Our technological solutions are based on advanced, scalable, resilient to noise, secure DSP. This allows us to provide one of the safest, most resilient, high-speed and reliable in-vehicle connectivity solutions, all transmitted through standard, simple, low cost, low weight wires and connectors, enabling advanced electronic architecture in cars, such as software-defined vehicles, that require powerful sensor data aggregation and software/data separation. Our technology’s ability to provide a reliable connectivity solution even in the face of the increasing electromagnetic compatibility (EMC) challenge in the automotive environment is another competitive advantage of Valens.

●	High quality products. We continuously strive to provide the highest quality products in all markets in which we operate. Since we started serving the automotive market, we adopted measures to meet the relevant automotive industry standards (such as AEC-Q100 Qualification), and our customers’ specific quality control requirements. We are also certified for ISO-26262 (Road Vehicle Functional Safety). These quality measures contributed to the improvement of our quality control over our entire product portfolio.

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

●	Our ability to power cross-industry innovation by leveraging our technologies and products. We penetrated the automotive market with chipsets that were based on the technology originally used for the audio-video market. In parallel, we are seeing demand from our non-automotive customers for the advanced connectivity products that we designed for automotive applications, allowing us to expand in additional verticals. In re-utilizing our chipsets across industries, we manage to maintain relatively low R&D investment, accelerating the return on our development investment.

●	Strong relationships with customers and partners. We currently supply components in mass volume to Mercedes-Benz, a leading Automotive OEM, which embeds our chipsets in multiple platforms through various Tier 1 suppliers such as Bosch, Continental, and Valeo, and we continue to work on strengthening these relationships with these industry leading customers and build on our reliable reputation to continue success and further grow our automotive business. In Professional Audio-Video, we maintain strong relationships with our long-term customers, among them are key leading audio-video product manufacturers, including Crestron, EPSON, Extron, Legrand | AV, LG Electronics, Logitech, Panasonic, Samsung, Sony and many more.

●	Building a strong ecosystem momentum towards adoption by Automotive OEMs and Tier 1s. In 2025 the number of prospective automotive customers and partners evaluating our A-PHY compliant chipsets, continued to grow, including leading OEMs and Tier 1 suppliers, and significant progress was made in existing evaluation processes. For more information, see “Part I, Item 4. Information on the Company—B. Business Overview, Our Company, Automotive”.

●	Leading market position in audio-video connectivity. We are the incumbent and vendor of choice for major players in the audio-video connectivity space. These companies drive the market trends, and we are there to support them in driving the change. We believe that our leading market position strengthens our ability to continue serving this core market and capitalize on growing demand for high-performance connectivity solutions, also in adjacent markets where needs are rising, such as industrial, education, medical and other verticals that will emerge in the future. The advantages of our technology make it an optimal connectivity solution to support the increasing need for Artificial Intelligence (AI) based applications in robust connectivity solutions that allow the distribution of ever-increasing data.

●	Established technological leadership, strong intellectual property, and system-level expertise with no software stack. We believe our technology leadership is based on our strong intellectual property portfolio. Our core competence is in our superior physical (PHY) layer that enables us to provide the most optimized connectivity solution for a wide variety of applications and speed, by utilizing advanced DSP with no software stack, which is a burden that commonly characterizes solutions competing with the connectivity solutions we offer. Additionally, we believe our integration capabilities coupled with our system-level knowledge, due to close customer collaboration, enable us to understand our customers’ specific system requirements and effectively adapt to meet their needs.

●	Proven management team: We have a strong track record of execution and an experienced management team. Our executive management team’s experience in effectively guiding companies through various industry cycles and technology transitions provides us with reliable leadership, experienced in executing through change, and maintaining stability during market uncertainty. Our management successfully and responsibly navigated the Company through global challenges that affected the markets in which we operate in recent years and will continue to do so in the face of future challenges we may experience.

Our Growth Opportunities/Strategies

Valens is focused on organic growth across industries. Supplementing this, and leveraging the company’s strong balance sheet, Valens may seek opportunities for inorganic growth, by pursuing target companies that, together with Valens, will be characterized by synergistic value creation. Our first acquisition was in 2024 when Valens acquired Acroname, a pioneering company specializing in advanced automation and control technologies for the professional AV and industrial vision markets.

We intend to grow our business through the following key areas:

Cross Industry Business

Professional Audio-Video:

●	Video conferencing is evolving with the rise of hybrid work, and video quality and intelligent automation now define the conference experience. Meeting rooms designed for high equity between local and remote participants are driving this shift, requiring every endpoint, from displays to peripherals, to deliver high bandwidth and real-time responsiveness with zero latency. These modern meeting rooms are driving two key trends that Valens could capitalize on: the rise of uncompressed 4K video and the growing importance of next-generation USB.

Valens has solutions that answer both these needs: the only solution for the long-range distribution of uncompressed video (HDMI 2.0), with zero latency, over category cable; and the first ASIC-based USB 3.2 high performance extension solution. Together, Valens is expected to capture a significant opportunity in the growing video conferencing market.

Industrial Vision

●	Automotive-grade connectivity is in high demand for the Industrial Vision market, both for Machine Vision (IPC connectivity for factory floor automation) and Embedded Vision (AI SoC connectivity for drones, AMR robots, humanoid robots, agricultural vehicles, etc.) Valens is the leading provider of chipsets that comply with the MIPI A-PHY automotive standard for high-speed sensor connectivity, which has been shown to offer significant advantages to the Industrial Vision markets.

Medical

●	We intend to pursue opportunities arising from the repurposing of the automotive-grade VA7000 chipset for endoscope applications. Endoscopies require high-resolution video, thin simple cabling and of course – strong performance that is resilient to the electrical surges created by cautery and other operations, all have requirements that can be fulfilled with our connectivity solutions. The transition to disposable tools, in an attempt to avoid complex and inefficient cleaning of endoscopes, increases the opportunities for Valens in this field. In 2025, Valens established a foothold in the industry, with three design wins with endoscope OEMs for designs based on our MIPI A-PHY compliant chipset – VA7000.

Automotive

●	ADAS: Valens is a key supplier of chipsets that comply with the MIPI A-PHY standard. Valens plans to continue to invest in causing the market to adopt A-PHY as the automotive connectivity solution of choice, to address the need in high performance connectivity solutions for rising data rates resulting from higher resolution ADAS systems.

The adoption of Valens A-PHY-based automotive connectivity solution by three leading European OEMs in 2024, may serve as a catalyst for wider adoption of the technology by other manufacturers.

Company Products

Our product portfolio includes over 20 products across a range of high-performance semiconductors and other components that are in turn integrated into a range of technological applications, including:

Cross-Industry		Automotive
●	VS100™ family — Valens’ first chipsets, which revolutionized the audio-video market by enabling transmission of uncompressed ultra-high-definition video, audio, control, and power, with near-zero latency, over a single LAN cable, according to the HDBaseT Alliance’s Spec 1.0.

●	VS2000™ family — Second generation of HDBaseT chipsets (Spec 2.0), supporting the transmission of ultra-HD video, audio, Ethernet, controls, USB 2.0, and power, over a LAN or fiber cable, with near-zero latency. It enables point-to-point, daisy-chaining, and multi-streaming.

●	VS3000™ family — The first and only Application Specific Integrated Circuit (“ASIC”) in the industry that enables the long-distance transmission of uncompressed 4K@60Hz 4:4:4. It enables transmission of HDMI 2.0 (18Gbps) including HDCP, based on Spec 3.0 of HDBaseT technology, convergence of audio, video, 1Gbps Ethernet, USB 2.0, controls, and power, with Zero Latency, over a category cable (e.g., Cat 6A).

●	VA6000™ family — (originally developed for automotive) small-form factor chipset; a cost-effective and flexible solution that enables the convergence of multiple interfaces, including audio (I2S, S/PDIF), Ethernet, USB 2.0, and controls with Zero Latency, over a single Unshielded Twisted Pair (“UTP”) cable. Its use in audio-video applications demonstrates our ability to leverage technologies and power cross-industry innovations.	●	VA6000™ family — Valens’ first chipsets for Automotive. The highest bandwidth long-reach symmetric solution deployed in vehicles today, supporting the aggregation of multiple interfaces for feature-rich infotainment and telematics systems. The chipsets are designed to deliver resilient, multi-gig, long-distance connectivity over the simplest wiring and connector infrastructure. VA6003 is a derivative product of the VA6000, which brings significant power reduction, with a very efficient cost performance. It is designed to fit advanced infotainment use-cases and next generation of telematics units and smart antennas, requiring low power and resilient connectivity.

●	VA7000™ family — (originally developed for automotive) Low-power, small-form factor chipset that supports camera serial interface (“CSI”) extension over low-cost cable infrastructure, making it ideal for extending multiple cameras in Industrial, Medical, and videoconferencing applications. Bandwidth and reach combinations surpass industry standards	●	VA7000™ family — Valens’ asymmetric automotive chipsets, which supports connectivity of CSI-2-based cameras, radars, LiDARs, and other sensors, with link speeds of up to 8Gbps. Operates over standard, cost-effective, in-vehicle wires for up to 15 meters (50 feet), with 4 inline connectors. The VA7000 is the product on the market that complies with the MIPI A-PHY standard, and the first to support multi-gig connectivity over low-cost unshielded cables and connectors.

●	Valens USB and Power Extender — a plug and play solution to extend USB and power over a single standard category cable, for distances of up to 328ft/100m.

●	Valens VS6320 chipset — a high-performance and efficient long-distance single-chip extension solution solving the increasing demand for higher bandwidth for USB peripherals in videoconferencing, IT, industrial and medical applications, providing extension for high-performance USB3.2 Gen1 at up to 328ft/100m (Superspeed 5Gbps) and USB2 (480Mbps), as well as all types of USB transfer protocols (BULK, ISO, INT, Control) and dedicated control signals (UART, GPIO), all over simple category cables.

KEY PRODUCTS BY ACRONAME

●	USBHub3c — USB Type-C Hub with Power Delivery Analyzer + Tester with 8 programmable ports | USB 10Gbps.

●	USBHub3+ — Designed for demanding industrial environments, the USBHub3+ is a USB 5Gbps Hub with 8 programmable ports.

●	USBHub2x4 — Hi-Speed USB compatible hub featuring 4 device downstream ports with standard USB Type-A connectors.

●	USB-C Switch — USB-C-Switch is a programmable, bi-directional 4-channel USB type-C port selector.

●	USBExt3c Extender Standard Kit — USB-C hub with integrated bidirectional USB and power extension and automatic host switching from either end of the extension, powered by the Valens VS6320.

COMPANY PRODUCT FAMILIES BY APPLICATION

Market Segments	Applications		Product Series
			VS100	VS2000	VS3000	VS6320	VA6000	VA7000

Video Conferencing

Offering a complete suite of multimedia distribution solutions, Valens is a market leader with chipsets that power innovation and meet the evolving needs of the hybrid video conferencing market.

	■ ■ ■	UC&C Multi-camera Systems Projectors & Displays	✓	✓	✓	✓	✓	✓

Education

Classrooms are digitizing, with the proliferation of cameras, interactive whiteboards, and more. Valens has the versatile, plug-and-play media distribution solution to support hybrid classrooms.

	■ ■ ■	Hybrid Classrooms Interactive Whiteboards Projectors	✓	✓	✓	✓	✓	✓
Digital Signage Smart and simple digital signage architectures with uncompressed, zero-latency connectivity for longer link distances and reliable 24/7 operation.	■ ■ ■	Video Walls Outdoor Displays Interactive Kiosks	✓	✓	✓	✓

Medical

In an industry that cannot compromise on quality, Valens chipsets support the highest resolution video imaging with no latency, enabling robotic surgeries, disposal endoscopies, and digital operating rooms.

	■ ■ ■	Medical Imaging Medical Cameras & Endoscopes Digital Operating Rooms	✓	✓	✓	✓	✓	✓
Industrial Vision With a rich offering of high-performance connectivity solutions, Valens guarantees seamless factory automation for the industrial market.	■ ■	Machine Vision Embedded Vision	✓	✓	✓	✓		✓
Entertainment The highest performance connectivity solution for entertainment setups, from home theaters to super-size immersive video walls and projection mapping.	■ ■ ■	Museums & Exhibits Sports & Live Events Home Theatres	✓	✓	✓	✓	✓

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

	■ ■ ■	Cameras Centralized Radar LiDAR						✓

In-Cabin

Cars have become entertainment centers on wheels, leading to a need for a connectivity solution that can reliably handle the high bandwidth requirements of next-generation digital cockpits. Valens chipsets form the data foundation for an enhanced and seamless in-cabin experience.

	■ ■ ■	Infotainment Driver monitoring (including surround view) E-mirrors					✓	✓
Long Vehicles With industry leading resilience and link distance, Valens chipsets bring unprecedented visibility to truck drivers around the world.	■ ■ ■	Rear-view visibility Sensor aggregation Front/side cameras					✓	✓

We work in a fabless model, i.e., we outsource all our manufacturing operations, utilizing third-party foundry, assembly, and testing facilities. We primarily manufacture our products through contract manufacturers in Taiwan and Europe. As of today, all our silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at TSMC, the largest foundry in the world. In 2025 the Company announced a partnership with Samsung Foundry to fabricate the future MIPI A-PHY chipsets of the Company using its advanced automotive process node. We use third party contract manufacturers for our assembly and test operations, including Advanced Semiconductor Engineering (‘ASE’), and UTAC. Lastly, all chips are tested in accordance with specially designed programs developed specifically for each product family. Along the product life cycle, we continuously invest in the improvement of testing to improve manufacturing yield and reduce production costs. We store our product inventory in certain locations, mainly in Asia and Europe, close to many of our customers’ manufacturing facilities.

Sales, Marketing and Customer Support

We sell our products worldwide through multiple sales channels, including through our direct sales force and through distributors and independent sales representatives, which resell our products to numerous end customers. Approximately 40% and 34% of our net sales in fiscal years 2025 and 2024 respectively were made to distributors.

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

Customers

Our installed customer base consists of major players in the audio-video space, automotive OEMs and Tier-1 suppliers. In the audio-video market, we serve the leading manufacturers of video distribution equipment, displays, projectors, cameras, video bars, industrial PCs, and healthcare equipment. We have a wide distribution of our revenues across over 200 customers (not including Acroname’s customers). In 2025 and 2024, our three largest customers, each year, collectively represented approximately 31% and 38% of our total revenue, respectively.

In the automotive space, we typically promote our products to the OEMs who are in most cases the final decision makers on the technology that will be deployed in their cars, as well as to Tier 2 automotive suppliers, with actual sales made to Tier 1s. Our contracts are typically based on short-term purchase orders that comply with our products’ lead time.

Competition

The semiconductor industry is highly competitive and is characterized by constant and rapid technological change. Our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. The competitive landscape is changing as a result of a consolidation trends within many industries, as some of our competitors have merged with or been acquired by other competitors, while others have begun collaborating with each other. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings, as the switching costs between connectivity technologies in the automotive industry are not insignificant, and as new companies enter the market. Additionally, our ability to compete in the industries in which we operate depends on many factors, including our ability to collaborate with other industry players, identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative technologies and products, implement advanced manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner.

Intellectual Property

We consider the strength of our intellectual property portfolio to be among our most significant competitive advantages. The protection of our technology and intellectual property and proprietary rights is therefore an important aspect of our business. We rely on a combination of patent, trade secret, trademark and copyright laws, confidentiality and non-disclosure agreements, and technical measures to establish, maintain and protect our intellectual property rights and proprietary technologies and processes. As of February 1, 2026, we owned approximately 134 issued patents, and 6 pending patent applications in USA, China, Japan, South Korea and the European Patent Office (EPO). Our patents generally cover a wide variety of areas relevant to our products, specifically covering our innovation in the areas of convergence of multiple-data types/multi-stream over the same wires and robust operation under severe Electromagnetic Interference (“EMI”).

Our proprietary, internally developed know-how is an important element of our intellectual property portfolio. The development of technological solutions requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform would be complex and lengthy. The risk of a competitor replicating the functionality of our platform is further mitigated by the fact that our service product offerings do not include exposure of source code, as our solution is based on hardware (integrated circuits) and software that is delivered as binary code. However, it is possible that competitors or unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, our proprietary technologies and processes, despite our efforts to protect such proprietary technologies and processes.

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

Regulation

Our operations are subject to various environmental, labor, health, safety, export control and other laws and regulations in Israel, the United States and other jurisdictions in which we operate. We are also required to obtain authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions in which we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies. Any failure on our part to comply with these laws and regulations may subject us to significant fines or other civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits. Compliance with current or export control, future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business.

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

As of December 31, 2025, we had 233 employees and contractors, primarily based in Israel, compared to 259 employees and contractors, as of December 31, 2024. Our research and development team is the largest department in the Company and draws from a broad spectrum of backgrounds and experiences, with strong engineering, analog mix signal, DSP, VLSI, and software capabilities. In January 2026, we announced a plan to improve operational efficiency, which includes a reduction in force across the Company’s departments by approximately 10%.

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

C. Organizational Structure

The Company has subsidiaries in the United States, China, Germany and Japan, which are listed below, as of December 31, 2025 (all subsidiaries are 100% owned, directly or indirectly, by Valens Semiconductor Ltd.)

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

In addition, we have offices in:

1.	Texas, USA, where we occupy an office space totaling approximately 1,760 square feet, under a lease agreement that expired in December 2024 and renewed for an additional term until December 2027.

2.	Colorado, USA, where Acroname occupies an office space totaling approximately 4,750 square feet, under a lease agreement that expires in July 2029.

3.	Tokyo, Japan, where we occupy an office space totaling approximately 280 square feet, under a lease agreement that expired in November 2025 and renewed for an additional term until November 2027.

4.	Shenzhen, China, where we occupy an office space totaling approximately 2,010 square feet, under a lease agreement that expired in July 2024 and was renewed for an additional term until July 2026.

5.	Shanghai, China, where we occupy an office space totaling approximately 1,080 square feet, under a lease agreement that expires in June 2027.

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

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2024￼ compared to 2023, refer to PartI, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 26, 2025 and which is hereby incorporated by reference.

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

Overview

Valens is the high-performance connectivity company, providing chipsets that allow for the wired distribution of large amounts of data over long distances.

Operating in a fabless model, Valens has two main business units. The first is the Cross-Industry Business Unit, which encompasses Professional Audio-Video (verticals include Video Conferencing, Education, Digital Signage, Entertainment), Industrial Vision (verticals include Machine Vision and Embedded Vision) and Medical. The second is the Automotive Business Unit (verticals include In-Cabin, ADAS, and Long Vehicles).

In professional audio-video, Valens is the incumbent provider of chipsets that comply with the HDBaseT standard. Backed by the HDBaseT Alliance, which is co-managed by Valens, LG, Samsung and Sony Pictures, HDBaseT gained the Company a leadership position in the market. As of December 2025, Valens has sold tens of millions of HDBaseT chipsets, with a customer base comprised of almost all of the world’s major consumer electronics companies.

Valens is also leveraging its core technology to expand into new markets that have vast business potential, including industrial vision and medical endoscopes.

In the automotive industry, Valens is the leading provider of chipsets that comply with MIPI A-PHY, a connectivity standard that is gaining traction as an enabler for Advanced Driver-Assistance Systems (“ADAS”) and Automated Driving Systems (“ADS”). Valens is the first in the industry to offer A-PHY-compliant chipsets, and the first to achieve design wins with global OEMs.

Valens’ first generation of automotive connectivity chipsets is the solution powering the Mercedes-Benz MBUX infotainment system, across all Mercedes-Benz passenger car models. Revenues from this engagement began in 2021 and continued since.

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

The time required to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in most of the verticals comprising our Cross-Industry Business.

The design win cycle is typically divided to three stages: in the first stage, the customer evaluates our chipsets and decides whether to embed them into its own new product. In Professional Audio Video, this stage can take around six months. In Industrial Vision, this stage can take longer, i.e., between six to twelve months. In the Automotive segment, this stage can take between twelve to eighteen months.

In the second stage, the customer develops the new product, in which our chipset is embedded. In Professional Audio Video, this stage can take around six to nine months. In Industrial Vision, this stage may take longer - between nine to twelve months. In Automotive, this stage is the longest - between twenty-four and thirty months.

During the first and second stages, Valens does not generate any meaningful revenues. However, as of the completion of the development of the product by the customer and its gradual transit into mass production, Valens generates revenues from the sales of the chipset that was embedded inside the customer’s product, which usually has a life cycle of three to five years in Professional Audio Video or five to seven years in Industrial Vision and Automotive. As a result, our future revenue is highly dependent on our continued investment in new products and our success at winning design awards from our customers.

The process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win, with no assurance that our solutions will be selected. As a result, the loss of any key design win or any significant delay in the ramp-up of volume production of the customers’ products into which our chipset is embedded could adversely affect our business. In addition, volume production is contingent upon the successful market introduction and acceptance of our customers’ end products, which may be affected by several factors beyond our control.

Continuing to Acquire New Customers

Our operating results and growth opportunity depend, in part, on our ability to attract new customers. We currently have strong base of paying customers, and we continue to focus our efforts on increasing the number of customers that use our products.

We continuously seek to improve the connectivity solutions we offer, at higher bandwidth, zero latency, and lower costs. We believe this creates significant opportunities for our Company.

For ADAS and autonomous driving, OEMs are incorporating a growing number of sensors, cameras and displays inside their vehicles, as the industry shifts toward centralized computing, sensor fusion, zonal architecture, and software-defined vehicles. The volume of data that must be transported and processed across the vehicle is increasing dramatically, resulting in massive bandwidth requirements that we expect to continue growing in the coming years. This is driving an unprecedented demand for high-performance in-vehicle connectivity.

In addition, as safety remains a top priority for automotive OEMs, there is a growing proliferation of ADAS systems across vehicle models, many of which combine cameras with radars and lidars. Valens is agnostic to the types of sensors being deployed in cars, since they all require long-reach, zero latency, and high-speed connectivity in order to detect and act upon safety events within micro-seconds.

Customer Demand, Orders and Forecasts

In 2025 we experienced an increase in demand for our semiconductor products in our Cross Industry Business segment.

Our customers entered into 2024 with high inventory levels and were more careful with their inventory building in light of the shorter lead-times that were back to normal levels after a period of a shortage of semiconductor products, and the high-interest rate economic environment. This was in addition to a slow inventory digestion by our Cross-Industry Business customers, mainly in the Professional Audio-Video vertical. 2025 was characterized by a recovery of the market and an increased demand for our products, mainly in the Professional Audio-Video vertical.

In the Automotive segment, the demand for our products is affected by the demand for Mercedes-Benz cars, which in turn, can be affected by changes in tariff rates. 2025 was characterized by a continuation of decline in the number of product units sold by us for installation in Mercedes-Benz cars, coupled with an erosion in the average selling price (ASP).

Although we often receive a 12-month forecast from our customers, these forecasts, are generally not binding and may be unreliable. Our sales are typically made based on purchase orders with fixed volumes and according to our then applicable lead times. These purchase orders are usually non-cancellable, although we provide our customers with restricted rescheduling options.

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

Cyclical Nature of the Semiconductor Industry

The semiconductor industry is cyclical in nature and characterized by fluctuating manufacturing capacity, increasingly rapid technological change, product obsolescence, competitive pricing pressures, evolving standards, short product life cycles and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render some of our audio-video and automotive connectivity products obsolete and require us to devote significant research and development resources to compete effectively. Periods of rapid growth and capacity expansion are occasionally followed by significant market corrections in which sales decline, inventories accumulate, and facilities go underutilized. During periods of expansion, our margins generally improve as fixed costs are spread over higher manufacturing volumes and unit sales.

2025 was generally characterized by a recovery trend that resulted in higher demand for our products, following the down-cycle in 2024 that was caused by a slow pace of inventory digestion.

The cyclical nature of the semiconductor industry may have material adverse effect on our overall business, financial condition, and results of operations as more broadly set forth in this Annual Report under “Part I, Item 3, D. Risk Factors.”

Manufacturing Costs and Product Mix

Gross margins have been, and will continue to be, affected by a variety of factors, including ASPs of our products, product mix in a given period (which is composed of the product mix between our audio-video products and automotive chips and the mix of different product generations within the audio-video segment), material costs, yields, manufacturing costs and efficiency. We believe the primary driver of gross margin is the ASP negotiated between us and our customers relative to material costs and yields. To maintain the competitiveness of our products, we are required from time to time to adjust our products’ ASPs. We continually monitor and work to reduce the cost of our products and improve the potential value of the solutions provided to our customers, as we target new design win opportunities and manage the product life cycles of our existing customer designs. We maintain a close relationship with our suppliers and subcontractors to improve quality, increase yields and lower manufacturing costs. Our gross margin may fluctuate on a quarterly basis, due to changes in ASPs, product mix, new product introductions, transition ramp-up of manufacturing, customer demand and other manufacturing costs. For more on the cyclical nature of the semiconductor industry, which in turn can have a material adverse effect on the manufacturing costs and overall business, financial condition, and results of operations see “Part I, Item 3, D. Risk Factors” of this Annual Report.

Key Financial and Operating Metrics

We regularly monitor several financial and operating metrics in order to measure our current performance and project our future performance. These metrics for the years ended December 31, 2025, 2024 and 2023 aid us in developing and refining our growth strategies and making strategic decisions.

	Year Ended December 31,
	2025	2024	2023
	(dollars in thousands)
Revenues	70,625	57,859	84,161
Gross profit	44,085	34,277	52,592
% Gross margin	62.4%	59.2%	62.5%
Net loss	(31,583)	(36,583)	(19,661)
Net loss margin	(44.7)%	(63.2)%	(23.4)%
Working capital	95,724	133,577	158,763
Cash, cash equivalents and short-term deposits	92,596	130,955	142,020
Net cash provided by (used in) operating activities	(12,718)	1,019	(6,359)
Non-GAAP Financial Data:
Adjusted EBITDA loss (1)	(16,915)	(21,063)	(10,259)
Adjusted EBITDA Margin (1)	(24.0)%	(36.4)%	(12.2)%
Book to bill	0.99	0.99	0.64

(1)	Non-GAAP measure. Refer to “Non-GAAP Financial Measures”. See below for an explanation and reconciliation to closest equivalent GAAP metrics.

Revenues

See “—Components of Our Results of Operations—Revenues.”

Gross Margin

See “—Components of Our Results of Operations—Gross Profit.”

Net income (loss)

Net income (loss) is calculated as presented on our consolidated statement of operations and comprehensive income (loss) for the periods presented.

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

Cash and Cash Equivalents and Short-term Deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities over three months and up to one year. As of December 31, 2025, and 2024, short-term deposits denominated in U.S. dollars and New Israeli Shekel (NIS), bore average interest rate of 4.3% and 5.0%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

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

We believe excluding items that neither relate to the ordinary course of business nor reflect our underlying business performance, such as the amortization of intangible assets, change in earnout liability and certain batch production incident expenses (income), enables management and our investors to compare our underlying business performance from period-to-period. Accordingly, we believe these adjustments facilitate a useful evaluation of our current operating performance and comparison to our past operating performance and provide investors with additional means to evaluate cost and expense trends. In addition, we also believe these adjustments enhance comparability of our financial performance against those of other technology companies.

Our non-GAAP financial measures reflect adjustments for amortization expenses for our acquisition-related intangible assets. We exclude amortization expenses for our acquisition-related intangible assets for purposes of calculating certain non-GAAP measures, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions.

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

We calculate Adjusted EBITDA as net loss before net financial expense, income tax expenses and depreciation and amortization, further adjusted to exclude share-based compensation, the change in fair value of earnout liability to the shareholders of Acroname and expenses (income) recorded in connection with a certain batch production incident.

The following table provides a reconciliation of net loss to Adjusted EBITDA.

	Year Ended December 31,
	(dollars in thousands)
	2025	2024	2023
Net loss	(31,583)	(36,583)	(19,661)
Adjusted to exclude the following:
Financial income, net	(2,620)	(4,795)	(5,637)
Change in fair value of Forfeiture Shares	(1)	(37)	(1,713)
Change in earnout liability	(169)	377	-
Income Taxes	158	96	112
Equity in earnings of investee	(9)	(23)	(18)
Certain batch production incident expenses (income)	(2,211)	2,238	-
Depreciation and amortization	2,980	2,546	1,632
Stock-based compensation expenses	16,540	15,118	15,026
Adjusted EBITDA loss	(16,915)	(21,063)	(10,259)

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

Cost of Revenues

Our cost of revenue includes the cost of materials, such as the cost of wafers, costs associated with packaging and assembly, testing costs as well as shipping cost, depreciation cost of production equipment, amortization cost of intangible assets of technology, cost of personnel (including stock-based compensation), cost of logistics and quality assurance and other expenses associated with manufacturing support. In addition, we incur royalty payment expenses for certain third-party IP embedded in our chips, which represent between 0.25% and 3.5% of revenue earned per chip, plus up to $0.10 per chip depending on the chip.

Gross Profit and Margin

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, together with the gross margin, affected by the following factors: balance and product mix between our Cross Industry segment products and Automotive products; the mix of products with different pricing models; and the balance of direct customers versus indirect sales through distributors.

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

In 2024 and 2025, our research and development expenses derived, in part, from activities to enhance existing products with additional feature sets, as well as the investment in the development of our next-generation chipset family, targeting the ProAV market, which is designed to extend multiple high-speed interfaces like video, audio and USB3 in a single chip, which will support the growing need for high bandwidth connectivity over standard cabling and will enable our customers to build innovative products to connect between cameras and other video and audio sources with display or compute products. In addition, we continued our joint development with Acroname to develop a USBExt3c, a 3-port switchable hub with dedicated point-to-point USB3 and USB2 extension, combined with advanced PoE and USB-C power delivery. This product leverages both Valens’ HDBaseT and Acroname’s BrainStem technologies, allowing AV installers and OEM product manufacturers to control, manage and extend USB devices, streamlining product deployment for industries such as machine vision, corporate, and education.

Sales and marketing expenses

Sales and marketing expenses consist of sales commissions, advertising costs, travel costs, overhead expenses, payroll, and other personnel related costs, including salaries, share-based compensation, and employee benefits. In the future, we expect to increase sales and marketing expenses to support the overall growth of our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel-related costs, including salaries, share-based compensation, employee benefits and expenses for executive management insurance and other expenses. In addition, general and administrative expenses include fees for professional services and occupancy costs. The 2025 general and administrative expenses were lower than our 2024 expenses. The decrease in general and administrative expenses was primarily driven by a $0.7 million reversal of provision and the $1.5 million recognition of an insurance recovery asset, both recorded in connection with a certain batch production incident, compared to $2.2 million of expenses related to the recognition of the provision in 2024. On the other hand, payroll expenses increased by approximately $2.5 million dollars due to several factors: the impact of the USD/ILS currency, the full consolidation of Acroname and, an increase in the stock-based compensation expenses.

Change in earnout liability

The Company recorded earnout liability in connection with earnout payments of up to $7.2 million to Acroname’s former shareholders. The earnout liability was recorded at fair value on the acquisition date, by performing a Monte-Carlo simulation. At each reporting period thereafter, the Company revalues the earnout liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss. As of December 31, 2025, part of the future earnout payment was reclassified into the other current liabilities. Additional information on this purchase and earnout payments is available in Note 10 of the financial statements located elsewhere in this Annual Report on Form 20-F.

Financial income, net

Financial income, net, primarily consists of interest income from deposits and gains/losses from foreign exchange fluctuations. In 2025, due to a decrease in interest rates and in the cash, cash equivalents and short terms deposits balances, we have seen a decrease in our financial income, net.

Change in fair value of Forfeiture Shares

Reflects expenses or income related to costs attributed to the change in fair value of Forfeiture Shares. The Company classifies these Forfeiture Shares as liabilities which are presented at their fair value. This liability is subject to re-measurement at each balance sheet date until the contingency settlement, and any change in fair value is recognized in the Company’s statement of operations. In 2025, these shares were forfeited, and the liability was eliminated.

Income taxes

The statutory corporate tax rate in Israel is 23% for fiscal years 2025 and 2024. For the years ended December 31, 2025, and 2024, Valens operated at a loss position and therefore had no corporate tax liability other than current tax payments due to non-deductible expenses.

As of December 31, 2025, Valens had a net operating loss carry forward of approximately $124 million, compared to $107 million as of December 31, 2024. As of 2024, the Company files its tax returns in U.S. dollars.

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

Segment reporting

The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating profit (loss) by the two identified reportable segments. The Company’s business includes two operating segments, based on the two markets the Company serves:

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

Results of Operations

The following table provides our consolidated statements of operations for the years ended December 31, 2025, and 2024. For further discussion regarding our consolidated statements of operations for the years ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2024, refer to “Item 5. Operating and Financial Review and Prospectus” in our Annual Report on Form 20-F for the year ended December 31, 2024.

	Year Ended December 31,		$	%
	2025	2024	Change	Change
		(dollars in thousands)
Revenues
Cross Industry Business	51,655	36,291	15,364	42.3
Automotive	18,970	21,568	(2,598)	(12.0)
Consolidated	70,625	57,859	12,766	22.1
Cost of revenues
Cross Industry Business	(16,493)	(10,536)	(5,957)	56.5
Automotive	(10,047)	(13,046)	2,999	(23.0)
Consolidated	(26,540)	(23,582)	(2,958)	12.5
Gross profit
Cross Industry Business	35,162	25,755	9,407	36.5
Automotive	8,923	8,522	401	4.7
Consolidated	44,085	34,277	9,808	28.6

Operating expenses

Research and development expenses:
Cross Industry Business	(28,634)	(23,795)	(4,839)	20.3
Automotive	(14,021)	(16,680)	2,659	(15.9)
Consolidated	(42,655)	(40,475)	(2,180)	5.4
Sales and marketing expenses
Cross Industry Business	(12,025)	(8,936)	(3,089)	34.6
Automotive	(9,365)	(9,366)	1	0.0
Consolidated	(21,390)	(18,302)	(3,088)	16.9
General and administrative expenses:
Cross Industry Business	(8,911)	(7,922)	(989)	12.5
Automotive	(5,353)	(8,543)	3,190	(37.3)
Consolidated	(14,264)	(16,465)	2,201	13.4
Change in earnout liability:
Cross Industry Business	169	(377)	546	(144.8)
Automotive	-	-	-
Consolidated	169	(377)	546	(144.8)
Total operating expenses	(78,140)	(75,619)	(2,521)	3.3
Operating loss before financial income, net
Cross Industry Business	(14,239)	(15,275)	1,036	(6.8)
Automotive	(19,816)	(26,067)	6,251	(24.0)
Consolidated	(34,055)	(41,342)	7,287	(17.6)
Change in fair value of Forfeiture Shares	1	37	(36)	(97.3)
Financial income, net	2,620	4,795	(2,175)	(45.4)

Loss before income taxes	(31,434)	(36,510)	5,076	(13.9)
Income taxes	(158)	(96)	(62)	64.6
Loss after income taxes	(31,592)	(36,606)	5,014	(13.7)
Equity in earnings of investee	9	23	(14)	(60.9)
Net loss	(31,583)	(36,583)	5,000	(13.7)

Revenues

Revenues increased by $12.8 million, or 22.1%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase is mainly driven by the recovery in the Cross Industry Business.

Cross Industry Business revenues increased by $15.4 million, or 42.3%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase derived from the recovery trend in the Audio Video market, that resulted in higher demand for our products, following the down-cycle in 2024 that was caused by a slow pace of inventory digestion.

Automotive revenues decreased by $2.6 million, or 12%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This decrease derived from both a continuation of decline in the number of product units sold by us for installation in Mercedes-Benz cars, as well as the erosion in the average selling price (ASP).

Cost of revenues

Cost of revenues increased by $3.0 million, or 12.5%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase mainly represents the increase in the revenues, resulting from the recovery in the Cross Industry Business.

Cross Industry Business cost of revenues increased by $6.0 million, or 56.5%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily driven by the increase in units sold to our Cross Industry Business customers. At the same time, the Automotive cost of revenues decreased by $3.0 million, or 23.0%, for the year ended December 31, 2025, compared to the year ended December 31, 2024, due to product cost optimization.

Gross profit and gross margin

Gross profit was $ 44.1 million, or 62.4% of revenues, for the year ended December 31, 2025, compared to $34.3 million, or 59.2% of revenues, for the year ended December 31, 2024. The increase in gross profit mainly resulted from the increase in the portion of the Cross Industry Business revenue, compared to the portion of revenues from the Automotive segment, which incurs lower gross margins. In 2025, the Automotive segment contributed 27% of the total revenues, compared to 37.3% of the total 2024 revenues, and 20.2% and 24.9% of the 2025 and 2024 gross margin, respectively.

Gross profit for Cross Industry Business was $35.2 million, or 68.1% of Cross Industry Business revenues, for the year ended December 31, 2025, compared to $25.8 million, or 71.0% of Cross Industry Business revenues, for the year ended December 31, 2024. The increase in Gross profit for Cross Industry Business derives from an increased product demand, while the decrease in gross margines is mainly attributed to a product mix shift.

Gross profit for Automotive was $8.9 million, or 47.0% of automotive revenues, for the year ended December 31, 2025, up from a gross profit of $8.5 million, or 39.5% of automotive revenues, for the year ended December 31, 2024. The increase in gross profit in the Automotive segment was due to product cost optimization.

Operating expenses

Research and development expenses

Research and development expenses increased by $2.2 million, or 5.4%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. Cross Industry Business research and development expenses increased by $4.8 million, or 20.3%, and Automotive research and development expenses decreased by $2.7 million, or 15.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase in Cross Industry Business research and development expenses is mainly driven by an increase in payroll expenses, due to the USD/ILS currency impact, as well as the acquisition of Acroname in May 2024, that fully manifested in 2025. The decrease in the Automotive research and development expenses was mainly due to the production maturity of our VA7000 chipset family that required less qualification effort, as well as the decreased need in external labs and service providers in connection with electromagnetic interference R&D activities due to the development of in-house infrastructure.

Sales and marketing expenses

Sales and marketing expenses increased by $3.1 million, or 16.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Sales and marketing expenses for Cross Industry Business increased by $3.1 million, or 34.6%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. Sales and marketing expenses for automotive for the year ended December 31, 2025, remained unchanged compared to the year ended December 31, 2024.

The increase in sales and marketing expenses in 2025, was primarily due to an increase in payroll expenses, due to the impact of the USD/ILS currency and the full consolidation of Acroname

General and administrative expenses

General and administrative expenses decreased by $2.2 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, reflecting a decrease of 13.4%.

General and administrative expenses for Cross Industry Business increased by $1.0 million, or 12.5% and General and administrative expenses for automotive decreased by $3.2 million, or 37.3%, respectively for the year ended December 31, 2025, compared to the year ended December 31, 2024.

The decrease in general and administrative expenses was mainly driven by a $0.7 million reversal of provision and the $1.5 million recognition of an insurance recovery asset, both recorded in connection with a certain batch production incident, compared to $2.2 million of expenses in 2024. On the other hand, payroll expenses increased by approximately $2.5 million due to several factors: the impact of the USD/ILS currency, the full consolidation of Acroname and an increase in the stock-based compensation expenses.

Financial income, net

Finance income, net for the year ended December 31, 2025, was $2.6 million compared to finance income of $4.8 million for the year ended December 31, 2024, reflecting a decrease of $2.2 million, or 45.4%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This decrease is due to a decrease in the interest income from short-term deposits, due to both a reduction in the interest rates (an average interest rate of 4.3% in 2025 compared to average interest rate of 5.0% in 2024), as well as the decrease in the short-term deposits’ balance, due to expenses made in connection with two share repurchase programs in the overall amount of approximately $24 million. For more details on the share repurchase programs see “Part II, Item 16, E. Purchases of Equity Securities by the Issuer and Affiliated purchasers” of this Annual Report

Loss before income taxes

Loss before income taxes decreased by $5.1 million, or 13.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease in loss was primarily driven by the following factors:

●	the increase of $9.8 million in gross profit;

●	the increase of $2.5 million in operating expenses; and

●	the decrease of $2.2 million in financial income.

Income taxes

Income taxes increased by $0.06 thousand, or 64.6%, for the year ended December 31, 2025, compared to the year ended December 31, 2024.

B. Liquidity and Capital Resources

As of December 31, 2025, we reported an accumulated shareholders’ equity in the amount of $105.0 million, compared to $142.7 million on December 31, 2024.

The decrease in shareholders’ equity during 2025 is mainly driven by the net loss in the amount of $31.6 million and the repurchase of shares in the amount of $23.4 million, offset by an increase of the additional paid-in capital, due to stock-based compensation expenses of $16.5 million.

Our primary cash needs are for working capital, contractual obligations, and other commitments. During the year 2025 the net cash outflow used for our operating activities totaled at $12.7 million. In 2024, the net cash inflow from our operating activities totaled $1.0 million.

Our working capital balance as of December 31, 2025, and December 31, 2024, were $95.7 million and $133.6 million respectively, of which our cash, cash equivalents and short-term deposits balance as of December 31, 2025, and December 31, 2024, were $92.6 million and $131.0 million, respectively. The cash balances are deposited mainly in major Israeli and US financially sound institutions.

Valens is focused on organic growth across industries, however, we may seek opportunities for inorganic growth, by pursuing target companies that, together with Valens, will be characterized by synergistic value creation.

We believe the cash, cash equivalents and short-term deposits as of December 31, 2025, which totaled $92.6 million are sufficient to support the working capital needs of the Company for at least the 12-month period from the date of this Annual Report.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Part I, Item 3, D. Risk Factors” of this Annual Report.

Cash Flows

The following table summarizes our cash flow for the periods indicated:

	Year Ended December 31,
	(dollars in thousands)
	2025	2024
Cash Flow Data:
Net cash provided by (used in) operating activities	(12,718)	1,019
Net cash provided by investing activities	28,028	17,781
Net cash used in financing activities	(23,087)	(155)
Effect of exchange rate changed on cash and cash equivalents	217	(483)
Net increase (decrease) in cash and cash equivalents	(7,560)	18,162

Operating Activities

During the year ended December 31, 2025, the net cash used in operating activities was $12.7 million, primarily resulting from a net loss of $31.6 million, offset by adjustments to reconcile net loss to net cash used in operating activities, in the amount of $18.9 million (which includes mainly an increase in the trade accounts receivable due to higher revenues, an increase in the accrued compensation and non-cash expenses of depreciation and amortization and stock-based compensation).

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

Investing Activities

During the year ended December 31, 2025, net cash provided by investing activities was $28.0 million, consisting of $30.4 million, net, generated from short term deposits, $1.1 million used for purchases of property and equipment and $1.3 million invested in derivative instruments of non-designated hedges.

During the year ended December 31, 2024, net cash provided by investing activities was $17.8 million, consisting of $28.6 million, net, generated from short term deposits, $7.8 million used for the acquisition of Acroname, $1.9 million used for purchases of property and equipment and $1.1 million invested in a restricted short-term deposit.

Financing Activities

During the year ended December 31, 2025, net cash used in financing activities was $23.1 million, due to an amount of $24.0 million used for the purchase of Ordinary Shares, offset by proceeds received from stock options exercised by grantees in the amount of $0.9 million.

During the year ended December 31, 2024, net cash used in financing activities was $0.2 million, due to proceeds received from stock options exercised by grantees in the amount of $0.8 million, offset by an amount of $1.0 million used for the purchase of Ordinary Shares.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due, as of December 31, 2025. Future events could cause actual payments to differ from these estimates (figures in the table are dollars in thousands).

	2026	2027	2028	Thereafter
Operating Leases	$1,544	$1,564	$1,479	$454
Non-cancellable purchase obligations:
To supply chain vendors	$5,333	$-	$-	$-
To intellectual property vendors (including development tools)	$2,984	$2,031	$-	$-
Total contractual obligations	$9,861	$3,595	$1,479	$454

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

The table above does not include future rental payments of future extension periods of $3,201 thousand for the years ended on December 31, 2029 and thereafter.

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

We generate revenues from selling products, mainly semiconductor products (or “chips”) and USB hubs. Revenues are recognized when the customer (which includes distributors) obtains control over our product, typically upon shipment to the customer. Taxes collected from our customers relating to product sales and remitted to governmental authorities are excluded from revenues.

We generally provides its customers a limited warranty assurance that the sold products are in compliance with the applicable specifications at the time of delivery. Under the Company’s standard terms and conditions of sale, liability for certain failures of product during a stated warranty period is usually limited to repair or replacement of defective items. To the extent the Company sells extended warranty, the recognition of such revenue is deferred until such warranty is in effect.

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

We use the Black-Scholes option-pricing model to determine the fair value of stock options using the following assumptions:

	Year Ended December 31,
	2025	2024
Volatility	59.6%-66.0%	57.5%-58.6%
Risk-free interest	3.62%-4.36%	3.55%-3.92%
Dividend yield	0%	0%
Expected Term (in years)	4-5	4-5
Portion of Forfeited Options (based on management estimations)	1.0%	3.5%

Fair Value of Valens Ordinary Shares.

Valens’ Ordinary Shares and warrants are publicly traded. We calculate the fair market value of granted stock options based on a Black-Scholes valuation method, at an exercise price per share equal to the average stock market price of the 30-trading day period preceding the date of the grant.

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

Inventories

Inventories are comprised of finished goods as well as work in process that is planned to be sold to our customers and is presented at the lower of cost or net realizable value, based on the “first-in, first-out” basis. Most inventories are stored at the last production sites and are distributed from these locations. Inventories are reduced for write-downs based on periodic reviews for evidence of slow-moving or obsolete parts. Once written down, inventories write-downs are not reversed until the inventories are sold or scrapped unless incurred in the same fiscal period.

The determination of the valuation of our inventories involve consideration by the management of the Company with respect to:

(1)	quantities of finished goods and work in process required for the fulfillment of customers’ demand.

(2)	the date of manufacturing of the inventories (“date code”) and the Company’s ability to sell such inventories prior to their expiry date, as well as their applicable net realizable value. In 2025 the inventory write-down totaled $0.1 million (representing 0.4% of the cost of revenues), and in 2024 inventory write-down totaled to $0.9 million (representing 3.7% of the cost of revenues).

(3)	potential schedule delays by customers may affect inventories valuation.

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

The Company entered into foreign currency cash flow hedges using forward contracts to hedge certain forecasted payroll payments denominated in NIS, to hedge against exchange rate fluctuations of the U.S. dollar. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows within cash flows from investing activities.

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

If the Company’s assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, the Company’s fair value calculation may change, which could result in impairment. If the Company’s assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, the Company’s fair value calculation may change, which could result in impairment. The Company uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting unit. Accordingly, changes in the assumptions described above could impact the Company’s consolidated results of operations and comprehensive loss.

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

As of December 31, 2025, the Company completed a quantitative goodwill impairment test. The fair value of the reporting unit exceeded its carrying amount and no impairment loss was recorded. Although the headroom between the fair value of the reporting unit and the carrying amount was not substantially in excess, the Company assumes that a change in one of the assumptions will not have a material impact on its consolidated results of operations and comprehensive loss, as the goodwill amount is not significant.

No goodwill impairment was recorded for the year ended December 31, 2025.

Other Intangible Assets

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of core technology is recorded under cost of revenues. Amortization of customer relationships is recorded under sales and marketing expenses.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in note 2 of the notes to our consolidated financial statements as of December 31, 2025.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional currency. All our revenues were denominated in U.S. dollars for the years ended December 31, 2025, and 2024, however certain operating expenses were denominated in the New Israeli Shekel (NIS), mainly payroll to the team that works in the Company headquarters in Israel.

Future increases or decreases of the NIS, which is the main non-U.S. dollar currency that is primarily used to pay the Israeli payroll, as well as some of the overhead expenses in Israel (e.g., office leases and municipal taxes), against the U.S. dollar may have significant impact on the Consolidated Statements of Operations and Comprehensive Loss.

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

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the credit worthiness of our partners and customers. We have not experienced any losses related to receivables from customers during the years ended December 31, 2025 and 2024. We do ask our customers to provide us with any collateral against their account receivable. Due to these factors, no additional credit risk is believed by management to be probable in our accounts receivable as of December 31, 2025.

As of December 31, 2025, we maintained, in banks, primarily in the United States and Israel, cash balances and other short term, highly liquid investments with original maturities of less than one year at the time of purchase.

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

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Valens’ executive officers and directors. Biographies of the executive officers and directors are also included below.

Name	Age	Position
Executive Officers
Yoram Salinger[2]	66	Chief Executive Officer and Director
Guy Nathanzon	53	Chief Financial Officer
Gili Friedman	48	SVP, Head of Cross-Industry Business
Amir Boim	50	SVP, Operations and PMO
Adar Segal	60	SVP, Head of Automotive Business
David Chairman	56	SVP, R&D
Directors
Peter Mertens	65	Chairman of the Board
Yahal Zilka	68	Director
Gideon Ben Zvi[3]	65	Director
Moshe Lichtman	68	Director
Peter Kuo	54	Director
Adi Toledano Yarel	51	Director
Tal Yaacobi	50	Director
Igal Rotem[4]	64	Director

[2]	Date of appointment November 13, 2025.
[3]	Served as Chief Executive Officer until November 12, 2025.
[4]	Joined the Board on August 25, 2025

Executive Officers

Yoram Salinger has served as the Chief Executive Officer of Valens since November 13, 2025. Yoram brings over 25 years of leadership experience in global high-tech companies, with a track record of driving growth, innovation, and successful exits. Most recently, he served as CEO of cybersecurity company Perception Point, where he led the company through a period of exceptional revenue growth, culminating in its acquisition by Fortinet in 2024. Previously, as CEO of Red-Bend Software, he built it into a global leader in mobile and automotive software management with its technology embedded in over two billion devices, leading to its successful acquisition by Harman International. Earlier, he served as the Chairman of the board at GreenRoad and held various leadership roles at Algorithmic Research.

Guy Nathanzon joined Valens in 2024 as its Chief Financial Officer, and as such is responsible for Valens’ finance, accounting, and strategic financial planning. Mr. Nathanzon has a vast experience across a variety of technology companies, including nearly 13 years in the semiconductor industry, over five years in medical device industry and three years in aerospace and defense industry. Before joining Valens, Mr. Nathanzon was the CFO at Scopio Labs Ltd a medical imaging and deep learning AI company, COO of Syqe Medical Ltd, a -med-tech company, CFO of TAT Technologies (NASDAQ:TATT), publicly traded company in the aerospace and defense industry, CFO of Altair Semiconductor Ltd, fabless semiconductor company in the communication industry and CFO of Provigent Inc, fabless semiconductor company in the wireless infrastructure industry that was acquired by Broadcom. Mr. Nathanzon is a Certified Public Accountant and holds an MBA and a B.A in Accounting and Economics and in Law Studies (L.L.B), all from Tel-Aviv University.

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

David Chairman joined Valens in 2016 and manages the R&D of Valens since 2021. In this capacity Mr. Chairman is responsible for the development of Valens’ products. Mr. Chairman brings over 30 years of experience in the Semiconductor and System development, serving in leading companies like Motorola Semiconductor, Cisco-System, and few start-ups. Mr. Chairman holds a B.Sc. and M.Sc. in Physics, both from Tel Aviv University.

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

Gideon Ben Zvi served as the Chief Executive Officer of Valens from 2020 until November 12, 2025, and has served as a member of the board of directors of Valens since 2011. Mr. Ben Zvi brings more than 30 years of experience as a serial entrepreneur. Prior to Valens, Mr. Ben Zvi founded and led four companies as CEO or Chairman, achieving three exit events: Ligature through M&A, Wizcom’s IPO and BriefCam’s acquisition by Canon. From 2007 to 2020, Mr. Ben Zvi served as a venture partner at Aviv Venture Capital. In addition, Mr. Ben Zvi served as Chairman of the board of directors of Cellium and co-founded Aristagora VC, for which he serves as the Chairman of the fund’s Investment Committee. Mr. Ben Zvi also serves as a board member at Bezalel Academy of Arts and Design in Jerusalem and served as a board member and chair of committees at Jerusalem Transport Master Plan Team (JTMT). Mr. Ben Zvi holds a BSc is Computer Science and Math from Hebrew University Jerusalem (HUJI) and an MBA from HUJI.

Yahal Zilka has served as a member of the board of directors of Valens since 2007. Mr. Zilka is a co-founder of 10D and serves as a co-Managing Partner, since 2019, and also a co-founder of Magma Venture Partners (“Magma”) and since 1999, served as co-Managing Partner of Magma. Prior to co-founding Magma Venture Partners, Mr. Zilka served as CFO of VocalTec Communications and led it from seed to its public offering on NASDAQ. Mr. Zilka brings many years of experience as an entrepreneur, mentor executive and board member with strong financial, operational, and hands-on management experience, as well as strategic relationships with industry leaders. Mr. Zilka currently serves as Director on the boards of Gloat, Exodigo, Obligo, ScyllaDB, MyZorro. Previously, Mr. Zilka was on the boards of Waze (acquired by Google, NASDAQ: GOOG), Onavo (acquired by Facebook, NASDAQ:FB), DesignArt Networks (acquired by Qualcomm, NASDAQ: QCOM), Phonetic Systems (acquired by Nuance, NASDAQ: NUAN), Argus (acquired by Continental), Applitools (acquired by Thoma Bravo in 2021), Sightera-Magisto (acquired by Vimeo, NASDAQ: VMEO) and Optimal Plus (acquired by National Instruments, NASDAQ: NATI). Mr. Zilka is a valuable member of Valens’ Board of Directors because of his extensive experience in venture capital, assisting companies to grow and his prior track record as a director.

Moshe Lichtman has served as a member of the Board of Valens since 2017. Mr. Lichtman brings over 40 years of product and leadership experience and 25 years of investment experience in the global high-tech industry. Mr. Lichtman is co-founder and general partner of IGP Capital and serves on the boards of its portfolio companies as well as boards of several other tech companies. Prior to that Mr. Lichtman was Corporate VP at Microsoft where he led several global consumer and enterprise businesses. As head of MSN’s international business in the late 90’s, Mr. Lichtman was responsible for quadrupling the business to become the #1 network in Europe, Canada, Australia and many other international markets. Under his leadership in the early 2000’s, Microsoft’s TV business became the leading provider of IPTV platforms to telecom operators globally. Upon returning to Israel in 2006, as President of Microsoft’s R&D center in Israel, Mr. Lichtman was responsible for turning the Israel operation into one of the three largest strategic innovation hubs outside the US.

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

Peter Kuo has served as a member of the Board of Valens since 2023. Mr. Kuo co-founded PTK Technologies, LLC with Mr. Zhang, previous board member of Valens, and serves as PTK’s Chief Executive Officer and Director. He has over 20 years of experience in global multi-national technology investing and tech banking and was essential in the successful execution of Valens Semiconductor’s becoming a public company in September 2021. Mr. Kuo is also a co-founding partner of Canyon Bridge, a private equity firm focused on technology transactions. Prior to co-founding Canyon Bridge, Mr. Kuo was a managing director at the financial services firms Lazard and Cowen. He began his investment career at Pacific Venture Group, an Asia-based VC firm and also practiced law at Davis Polk & Wardwell. Mr. Kuo holds a J.D. from Harvard Law School and a B.S. in Foreign Service from Georgetown and was a Fulbright Scholar.

Adi Yarel Toledano has served as a member of the Board of Valens since 2021. Ms. Yarel Toledano has served as a general partner and a CFO at TLV Partners, a leading Israeli venture capital since 2018. Ms. Yarel Toledano has two decades of experience with global financial management, private fundraising, merger & acquisitions and portfolio management. At TLV Partners Ms. Yarel Toledano is in charge of all finance, legal and operations related matters including fund planning, deals structuring, fundraising, reporting, compliance, portfolio monitoring, risk management. Before joining TLV Partners Ms. Yarel Toledano was a partner CFO at Magma Ventures Partners for 14 years. Through her years as a general partner Ms. Yarel Toledano has worked closely with dozens of portfolio companies’ management and financial teams helping them grow from seed to global market leaders. Ms. Yarel Toledano is a Certified Public Accountant (CPA) in Israel and holds her B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel. Ms. Yarel Toledano is a valuable member of Valens’ Board of Directors because of her extensive experience in venture capital and her prior track record as a senior executive.

Tal Yaacobi has served as a member of the Board of Valens since 2024. Mr. Yaacobi is a managing partner at Value Base Fund, an Israeli private equity fund that invest in Israeli and Israeli related private and public entities. Mr. Yaacobi has over 20 years of experience in a variety of investment management positions, and strategic consulting in the Israeli and global capital market. Mr. Yaacobi specializes in building investment structures and successful execution of many transactions as a buyer, a seller and a consultant. Mr. Yaacobi served as an M&A advisor, a director and a strategic advisor during his tenure as a partner at Shamrock Growth Fund. In addition, he served as a strategy & corporate finance consultant to Fortune 500 companies during his tenure at McKinsey & Co. Mr. Yaacobi is a Certified Public Accountant (CPA) in Israel and holds B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel, and an MBA with distinction from the Johnson School at Cornell University.

Igal Rotem has served as a member of the Board of Valens since 2025. Mr. Rotem is a seasoned high-tech executive and serial entrepreneur, former founder and CEO of a publicly traded (NASDAQ) company, with extensive business development, sales management and strategic business planning skills. Mr. Rotem served as Chairman of Shift4 EU Bank following its $575 million acquisition by Shift4 Inc. Prior to that, he spent more than a decade as CEO and Chairman of Finaro (formerly Credorax), leading the company to become a global leader in digital acquiring and payment processing solutions and successfully driving its sale to Shift4. Earlier in his career, he co-founded PowerDsine, a pioneer in Power over Ethernet technology, where he served as CEO and led the company through an IPO on NASDAQ and its subsequent $246 million acquisition by Microsemi. Mr. Rotem has an MBA in Technology Management, Industrial Management Marketing and Finance from Tel Aviv University, and a B.Sc. in Electrical Engineering from Tel Aviv University. He was awarded the Ernst & Young 2004 Entrepreneur of the Year.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management

On July 23, 2024, Valens entered into a board nomination agreement (the “Board Nomination Agreement”) with Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. (collectively in this section, “Value Base”). See Item 7 “Major Shareholders and Related Party Transactions – Part B. Related Party Transactions” for more information about this agreement.

Other than the Board Nomination Agreement, there are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

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

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation expenses, including share-based compensation and other compensation expensed by us, to our directors and executive officers with respect to the year ended December 31, 2025, was $6.0 million. This amount includes approximately $0.3 million aside or accrued to provide pension, severance, retirement, or similar benefits, but does not include business travel, relocation, professional and business association dues, and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2025, options to purchase 11,166,524 Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $2.16 per Ordinary Share as well as 1,047,955 Restricted Stock Units (RSUs).

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

The table below sets forth the compensation paid to our five most highly compensated Covered Officers for and with respect to the year ended December 31, 2025. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Officers are in thousands of dollars.

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executives (1)

(thousands of dollars)

Name and Principal	Position (2)	Base salary	Benefits and perquisites (3)	Bonus payments	Equity-based compensation (4)	Total
Gideon Ben Zvi (5)	Former CEO	368	74	257	836	1,535
Yoram Salinger (6)	CEO	58	12	-	29	99
Guy Nathanzon	CFO	257	49	135	211	652
David Chairman	SVP, R&D	238	57	83	436	814
Amir Boim	SVP, Operations and PMO	231	57	79	369	736
Nelly Elkavetz	VP HR	222	55	78	312	667

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)	All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an average conversion rate of U.S Dollar to New Israeli shekel, for the year ended December 31, 2025, of 1:3.428;

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025, with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements, which are included in this Annual Report. The relevant amounts underlying the equity awards granted to our officers during 2025, will continue to be expensed in our financial statements over a four-year period during the years 2025-2029 on account of the 2025 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were approved by the company’s compensation committee and board of directors.

(5)	Mr. Ben Zvi’s last day in the position of the Company’s Chief Executive Officer was November 12, 2025. Mr. Ben Zvi is entitled to a notice period and an adjustment period, totaling together to six (6) months that will end on May 12, 2026, during which he remains entitled to all compensation components.

(6)	Mr. Yoram Salinger entered into the position of Chief Executive Officer of the Company on November 13, 2025. The compensation package of Mr. Salinger in his position as the CEO of the Company was approved at the 2025 annual shareholders meeting on December 16, 2025, and consists of a monthly base salary of NIS 120,000, an aggregate annual cash bonus (the “Target Bonus”) equal to up to six (6) times the average monthly salary during the fiscal year for which such Target Bonus is paid (if paid), a total of 4,000,000 options to purchase Ordinary Shares of the Company (the “Options”), at an exercise price per share as follows: a. 2,000,000 Options at an exercise price of $2.0 per share (the “First Tranche”); b. 1,000,000 Options at an exercise price of $3.25 per share (the “Second Tranche”); and c. 1,000,000 Options at an exercise price of $4.25 per share (the “Third Tranche”), all vesting gradually over the period of 4 years.

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

In 2025, with the announcement of the CEO step down, the board of directors of the Company adopted a key leadership retention plan which included retention cash bonuses, extended notice periods of varying durations for termination of employment by the Company during the first year of tenure of a new CEO, as well as a one-time equity award, designed to support long-term retention and alignment with the Company’s performance, comprised of options to purchase Ordinary Shares of the Company. 100% of these options will vest in June 2027.

Equity Incentive Plans

2007 Share Option Plan

Valens’ 2007 Share Option Plan (the “2007 Plan”) was adopted by its board of directors on October 25, 2007. The 2007 Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants of Valens.

Authorized Shares. As of December 31, 2025, there were options to purchase 361,384 Ordinary Shares outstanding under the 2007 Plan. Ordinary Shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan (the “2021 Plan”).

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

Authorized Shares. As of December 31, 2025, there were options outstanding to purchase 7,930,209 Ordinary Shares under the 2012 Option Plan.

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

Shares Available for Grants. As of December 31, 2025, there were 16,168,580 Ordinary Shares underlying outstanding awards (including options and RSUs) under the 2021 Plan, and 491,939 Ordinary Shares available for future grant under the 2021 Plan. The maximum number Ordinary Shares available for issuance under the 2021 Plan is equal to the sum of (i) 9,193,241 shares, (ii) any shares subject to awards under the 2007 and the 2012 Option Plans that expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised (in an amount not to exceed 10,899,927 shares under the 2007 and the 2012 Option Plans), and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (a) 5% of the outstanding Ordinary Shares of the Company on the last day of the immediately preceding calendar year, and (b) provided that on each January 1st, an amount of at least five percent (5%) of the total number of Company Ordinary Shares, on a fully diluted basis, will be available for grant under the 2021 Plan, such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination). If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan, the 2012 Option Plan or the 2007 Plan, may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Ordinary Shares reserved and available for issuance under the 2021 Plan in its discretion.

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

Authorized Shares. The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 1,400,000 shares. As of December 31, 2025, there were 1,400,000 Ordinary Shares available for purchase under the ESPP. On the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2030, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of:

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Moshe Lichtman, Yoram Salinger and Tal Yaacobi, whose term will expire at our annual meeting of shareholders to be held in 2028;

●	the Class II directors, are Yahal Zilka, Igal Rotem and Gideon Ben Zvi, whose term will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Adi Yarel Toledano, Peter Kuo and Peter Mertens, whose term will expire at our annual meeting of shareholders to be held in 2027.

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

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Yahal Zilka, Moshe Lichtman, Igal Rotem, Peter Mertens, Peter Kuo and Adi Toledano Yarel are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Further, Michael Linse and Eyal Kishon were also determined to be “independent directors” for the period of time that they served on our board of directors during 2025.

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

Our compensation committee consists of Peter Mertens, Igal Rotem and Yahal Zilka. Peter Mertens serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to the members of a compensation committee.

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

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of Igal Rotem, Peter Kuo and Tal Yaacobi. Igal Rotem serves as chairperson of the nominating, governance and sustainability committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2025, Ms. Dafna Barzilai, CPA from Dafna Barzilai & Co., is acting as our internal auditor.

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

D. Employees

As of December 31, 2025, we had 233 employees and contractors, primarily based in our headquarters in Israel. In January 2026, we announced a plan to improve operational efficiency, which includes a reduction in force across the Company’s departments by approximately 10%.

In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations (for additional information see Note 2m to the financial statements attached to this Annual Report).

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost-of-living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of February 10, 2026, by:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 105,292,700 Ordinary Shares outstanding as of February 5, 2026.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our Ordinary Shares beneficially owned by them, and no holder identified below has different voting rights from other shareholders.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

Name	Beneficially Owned	% out of Issued
5% Holders:
Value Base Ltd. (1)	21,333,352	20.26%
Executive Officers and Directors:
Gideon Ben-Zvi (2)	3,300,406	3.13%
Yoram Salinger (3)	0	(*	)
Guy Nathanzon (4)	103,750	(*	)
Nelly Elkavetz (5)	340,393	(*	)
David Chairman (6)	314,855	(*	)
Amir Boim (7)	348,230	(*	)
Peter Mertens (8)	576,876	(*	)
Yahal Zilka (9)	1,121,802	1%
Moshe Lichtman (10)	3,708,842	3.52%
Peter Kuo (11)	810,889	(*	)
Adi Yarel Toledano (12)	301,323	(*	)
Igal Rotem (13)	17,960	(*	)
Tal Yaacobi (14)	21,333,352	20.26%
All Executive Officers and Directors as a Group	32,278,678

*	Less than 1%.

(1)	Based on information available to the Company and as reported in a Schedule 13D filed on November 20, 2025, the Ordinary Shares beneficially owned by this shareholder consist of (i) 33,456 Ordinary Shares, in the aggregate, underlying RSUs and options held directly by Mr. Yaacobi that have vested or will vest or become exercisable, respectively, following November 20, 2025 and until the date that is within 60 days of February 5, 2026, as further described in footnote (14) below, together with an additional (ii) the November 20, 2025 reported 21,299,896 Ordinary Shares held in the aggregate by Value Base Fund Limited Partnership (“VBF LP”) and Value Base Fund Invest 1, Limited Partnership (“VBFI LP”). Value Base Fund General Partner Ltd. (“VBF GP”) acts as the general partner of VBF LP, is majority owned by Value Base Ltd. (“Value Base”), and has delegated its management responsibilities to a management company, Value Base Fund Management Ltd. (“VBF MC”), which is controlled by Value Base. Value Base Invest Management Ltd. (“VBFI GP”) acts as the general partner of VBFI LP and is majority owned by Value Base, which is controlled by Messrs. Victor Shamrich and Ido Nouberger. Mr. Yaacobi serves as CEO and managing partner of VBF LP and VBFI LP and CEO of VBF GP, VBFI GP and VBF MC. Pursuant to his existing management agreement with Value Base, Mr. Yaacobi will assign to Value Base all Ordinary Shares received following the exercise of his options or the vesting of his RSUs, which will be allocated to VBF LP and VBFI LP pro rata in relation to their holdings. Because Mr. Yaacobi and the other persons and entities named above may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, each may share voting and dispositive power with respect to all of the above-described Ordinary Shares. Each of the persons and entities named above disclaims the existence of a group and specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(2)	Consists of (i) 309,851 Ordinary Shares, and (ii) 2,92,655 Ordinary Shares underlying options to acquire Ordinary Shares, including those exercisable within 60 days of February 5, 2026.

(3)	For information on the equity granted to Mr. Salinger upon his appointment to the position of the Chief Executive Officer of the Company, which started on November 13, 2025, see “Part I, Item 6, B. Compensation” of this Annual Report. None of options granted have vested, as of February 5, 2026 or will vest until April 5, 2026.

(4)	Consists of (i) 103,750 Ordinary Shares and (ii) 0 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 5, 2026.

(5)	Consists of (i) 165,114 Ordinary Shares, and (ii) 175,279 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 5, 2026.

(6)	Consists of (i) 189,222 Ordinary Shares, and (ii) 125,633 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 5, 2026.

(7)	Consists of (i) 189,222 Ordinary Shares, and (ii) 159,008 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 5, 2026.

(8)	Consists of (i) 97,059 Ordinary Shares, and (ii) 479,817 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 5, 2026.

(9)	Based on information available to the Company and as reported on a Schedule 13G filed on April 2, 2025, the Ordinary Shares beneficially owned by this shareholder consist of (i) 962,892 Ordinary Shares as of December 31, 2023, and (ii) 158,896 Ordinary Shares that have vested or will vest, or become exercisable, respectively, following December 31, 2023 and until the date that is within 60 days of February 5, 2026. In addition, Mr. Zilka may be deemed the beneficial owner of 14 Ordinary Shares held by Magma Venture Capital II CEO Fund, L.P. (“Magma II CEO”), controlled by its general partner, Magma Venture Capital Management II LP. Magma Venture Capital Management II LP is controlled by Magma Venture Partners General Partner Ltd, the directors of which are Yahal Zilka and Modi Rosen. Mr. Zilka otherwise disclaims beneficial ownership over the shares beneficially owned by Magma Venture Capital II CEO Fund, L.P.

(10)	Consists of (i) 110,253 Ordinary Shares, and (ii) 108,799 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of February 5, 2026. In addition, Mr. Lichtman is a General Partner of IGP Connectivity Solutions, and may be deemed to share voting and dispositive power of 3,489,790 Ordinary Shares. Mr. Lichtman otherwise disclaims beneficial ownership over the shares beneficially owned by IGP Connectivity Solutions.

(11)	Consists of (i) 716,699 Ordinary Shares, and (ii) 81,690 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 5, 2026. In addition, Mr. Kuo is the Managing Director of PTK Holdings LLC, and may be deemed to share voting and dispositive power of 12,500 Ordinary Shares. Mr. Kuo otherwise disclaims beneficial ownership over the shares beneficially owned by PTK Holdings LLC.

(12)	Consists of (i) 188,987 Ordinary Shares, and (ii) 112,336 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 5, 2026.

(13)	Consists of (i) 10,133 Ordinary Shares, and (ii) 7,827 Ordinary Shares underlying options to acquire Ordinary Shares exercisable with 60 days of February 5, 2026.

(14)	See footnote (1) above. Mr. Yaacobi disclaims the existence of a “group” for purposes of Section 13(d) of the Exchange Act and specifically disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2025, we had 34 registered holders of our outstanding Ordinary Shares, with 9 registered holders of our shares in the United States, representing 91.1% of our outstanding Ordinary Shares. One of our registered holders in the United States is Cede & Co., the nominee of the Depository Trust Company, who holds approximately 90.3% of our outstanding U.S.-held Ordinary Shares as of December 31, 2025.

B. Related Party Transactions

The below is a description of all reportable related party transactions since January 1, 2025.

Rights of Appointment

Valens’ board of directors consists of nine directors.

Board Nomination Agreement

On July 23, 2024, Valens entered into a board nomination agreement (the “Board Nomination Agreement”) with Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. (collectively in this section, “Value Base”).

Pursuant to the Board Nomination Agreement, Valens agreed that Value Base’s designee, Mr. Tal Yaacobi (the “Designee”), would be appointed, effective as of August 8, 2024, to the Company’s Board, to serve as a Class I director (and was re-elected at the 2025 annual meeting of shareholders), and as a member of the Board’s Nominating, Governance and Sustainability Committee.

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

In 2025, with the announcement of the CEO transition, the board of directors of the Company adopted a key leadership retention plan which included retention cash bonuses, extended notice periods of varying durations for termination of employment of executives by the Company during the first year of tenure of a new CEO, as well as a one-time equity award, designed to support long-term retention and alignment with the Company’s performance, comprised of options to purchase Ordinary Shares of the Company. All of these options will vest in June 2027.

Non-Employee Director Compensation. During the years ended as of December 31, 2025 and 2024, the Company paid to the non-employee directors, a total amount of $0.5 and $0.4 million, annually, respectively. The payment was made in accordance with the Non-Employee Directors Compensation Package. For more information see “Part I, Item 6. Directors, Senior Management and Employees- B. Compensation”.

CEO Compensation Package. For more information see “Part I, Item 6. Directors, Senior Management and Employees- B. Compensation”.

Options and RSUs. Since Valens’ inception, Valens has granted options to purchase Valens Ordinary Shares and RSUs to its executive officers and directors.

Exculpation, indemnification, and insurance. Valens’ Amended and Restated Articles of Association permit it to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. Valens entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to Valens to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, to the extent that these liabilities are not covered by insurance.

Investors’ Rights Agreement

On May 25, 2021, the Company entered into a Business Combination Agreement with PTK Acquisition Corp. (“PTK”), (the “Business Combination”). Pursuant to the Business Combination Agreement, a Valens subsidiary (the “Merger Sub”) merged with and into PTK, with PTK surviving the merger (the merger and other transactions contemplated by Business Combination Agreement are referred to herein as the “Transactions”). As a result of the Transactions, PTK became a wholly owned subsidiary of Valens, with the securityholders of PTK becoming securityholders of Valens.

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

Other Related Party Transactions

As of December 31, 2025, there have been no further significant transactions with related parties out of the ordinary course of business other than as described in this section.

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

Share Capital

As of December 31, 2025, we had 103,050,266 Ordinary Shares outstanding.

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

Acroname Stock Purchase Agreement

On May 31, 2024, Valens (through its U.S subsidiary, Valens Semiconductor, Inc.) closed a stock purchase agreement (the “SPA”) by and between Valens Semiconductor, Inc. (“Valens, Inc.”), Acroname Inc. (“Acroname”), the shareholders of Acronname (the “Sellers”) and the Sellers Representatives (as defined in the SPA).

Pursuant to the SPA, Valens, Inc. acquired 100% of the issued and outstanding share capital of Acroname, for a purchase price of approximately $7.8 million, plus Acroname’s cash at the closing of the SPA, which amounted to $1.3 million, subject to customary post-closing adjustments for net working capital. Additionally, Valens, Inc. shall be obligated to pay the Sellers earn out payments of up to $7.2 million, depending upon the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025, and product development milestones as of June 2026. These earn out payments are expected to be paid during 2026, in case targets are met. Additional information on this purchase and earnout payments is available in Note 10 of the financial statements located elsewhere in this Annual Report on Form 20-F.

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

The determination that the Section 7874 Percentage applicable to the Business Combination should have been less than 60%, however, is subject to detailed Treasury regulations (the application of which is uncertain in various respects and would be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain uncertainties. There can be no assurance that the IRS will not challenge whether Valens is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Valens, significant adverse tax consequences would result for Valens and for certain Valens’ shareholders, including a higher effective corporate tax rate on Valens.

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

Although Valens has not obtained independent valuations of its assets (including goodwill and other intangibles) for its taxable year ending 2025, and thus is not in a position to make a definitive determination as to whether it was a PFIC in 2025, based on the composition of its income and assets during 2025 and the estimated value of its assets (which is based on its average market capitalization during 2025), Valens believes that it was not a PFIC for 2025. However, there can be no assurances in this regard. The application of the PFIC rules is subject to uncertainty in several respects, and Valens cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, because of the volatility of Valens’ market capitalization in recent years, whether Valens will be a PFIC for 2026 and future taxable years is uncertain. The determination of whether Valens is a PFIC is an annual factual determination that depends on, among other things, the composition of Valens’ income and assets, and the value of its and its subsidiaries’ shares and assets from time to time (including the value of Valens’ goodwill and other intangibles, which may be determined, in large part, by reference to the market price of Valens Ordinary Shares from time to time, which has been, and may continue to be, volatile ). As a result, the average value of Valens’ goodwill and other intangibles as well as other active assets may not be sufficiently large in relation to the average value of its passive assets for any taxable year. In particular, because the value of Valens’ goodwill and other intangibles may be determined by reference to the market price of Valens Ordinary Shares from time to time, and because Valens holds and may continue to hold significant amounts of cash and other passive assets, if Valens’ market capitalization continues to fluctuate or declines, then there is a significant risk that Valens may be a PFIC for 2026.

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

Foreign Account Tax Compliance Provisions of the HIRE Act

The United States Foreign Account Tax Compliance provisions of the HIRE Act, commonly known as “FATCA”, impose a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. financial institutions and non-financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, Valens may be required to report information to the IRS regarding the holders of Valens Ordinary Shares and to withhold on a portion of payments with respect to its Ordinary Shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our Ordinary Shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to Valens Ordinary Shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthrough payment”.

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

As of December 31, 2025, Valens did not apply the new benefits under the Preferred Enterprise regime.

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

As of December 31, 2025, Valens did not apply for a tax ruling from the Israeli Tax Authority or implemented benefits under The Preferred Technological Enterprise regime.

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

Generally, Real Capital Gain accrued by individuals on the sale of Valens Ordinary Shares or warrants will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

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

An Israeli resident corporation that derives capital gains from the sale of shares or a right to shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024 and 2025, not including Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares or a right to shares. With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% starting in 2018) will be imposed on the sale of our traded shares or warrants, unless contrary provisions in a relevant tax treaty applies.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, as of January 1, 2025, an additional 2% surtax tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax will apply, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants And Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Rrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Our Amended Articles took effect on September 29, 2021. A copy of our Amended Articles is filed as Exhibit 1.1 to this Annual Report. See Item “Part I, Item 10. Additional Information-Memorandum and Articles of Association.”

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

A. Audit Committee and Financial Expert

Our board of directors has determined that Ms. Adi Yarel Toledano, Chairperson of the Audit Committee, is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of NYSE. Our board of directors has also determined that Adi Yarel Toledano and the other members of the Audit Committee are all “independent” in accordance with the requirements set forth in Rule 10A-3 of the Exchange Act and the NYSE listing standards.

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

C. Principal Accountant Fees and Services

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2025	2024
	(dollars in thousands)
Audit fees (1)	439	354
Audit-related fees (2)	-	8
Tax fees (3)	82	34
All other fees (4)	2	75
Total	523	471

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Audit-related fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to certain advisory services.

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

E. Purchases Of Equity Securities by The Issuer and Affiliated Purchasers

In November 2024 the Company announced a share repurchase program at an aggregate amount of up to $10 million (the “First Repurchase Program”). During the fiscal year ended December 31, 2024, the Company repurchased 625,682 Ordinary Shares for an aggregate purchase price of approximately $1.6 million under the First Repurchase Program. In addition, during 2025 the Company purchased an additional amount of 2,676,512 shares at a total consideration of $8.4 million under the First Repurchase Program, totaling 3,302,194 repurchased shares under the First Repurchase Program, at a total amount of $10 million.

On February 11, 2025, the Company initiated a second share repurchase program (the “Second Repurchase Program”), at an aggregate amount of up to $15 million. During 2025, the Company has repurchased in the open market a total of 6,151,225 shares at a total consideration of $15 million under the Second Repurchase Program.

Overall, in the framework of the First Repurchase Program and the Second Repurchase Program, the Company repurchased a total amount of 9,453,419 Ordinary Shares, for a total amount of $25 million (including broker fees). As of the date of this annual report, the Company does not have any active repurchase programs.

As of December 31, 2025, 6,151,225 shares were formally cancelled and retired from the Company’s issued hare registration.

The table below provides detailed information:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs (3)

January 21- February 11, 2025	2,676,512	3.1114	3,302,194	$15,000,000
February 11- July 21, 2025	6,151,225	2.4224	9,453,419	-
Total	9,453,419	2.6278	9,453,419	-

(1)	As of the settlement date of the transaction.

(2)	No shares were repurchased by the company during 2024-2025 other than through the publicly disclosed share repurchase program.

(3)	Excludes broker and transaction fees.

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

Our cybersecurity risk management program also includes the following measures:

●	Identifying and protecting our critical assets through actions such as hardening servers, internal and external communications, and using a dedicated system to control privileged accounts;

●	Cybersecurity detection, control and remediation practices;

●	Assessing the severity of cybersecurity threats and incidents;

●	Continuously validating our information systems’ security using penetration tests, vulnerability scanning, access rights reviews etc.;

●	Deployment of cyber security and IT management tools, using secure configurations and secure-by-design architectures;

●	Our cybersecurity risk management program is implemented and maintained by our CISO (Chief Information Security Officer) in cooperation with the IT Department. The efforts are focused on identifying and assessing risks from cybersecurity threats and monitoring cybersecurity risks on an ongoing basis. In addition, we utilize third-party cybersecurity experts services, implementing secure configurations and other system enhancements;

During the onboarding process and routinely thereafter, we conduct workforce trainings to instruct our employees on how to identify, detect and prevent cybersecurity threats and incidents. Starting 2025, we also guide employees regarding usage of GAI tools

●	We have also implemented practices designed to monitor and minimize cybersecurity risks across our supply chain. Under our Suppliers Security Requirements Policy, we require our suppliers to hold relevant cybersecurity certifications and to comply with certain additional cybersecurity-related requirements. Nonetheless, our control over and ability to monitor the security posture of our suppliers, third-party vendors and service providers remains limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

●	Starting from 2024 we are ISO 27001 compliant and in 2025 we completed our TISAX certification. Such certifications enhance our data security by ensuring processes to manage the protection of our intellectual property, customer information and additional assets. They strengthen trust with customers and partners by demonstrating a commitment to global security standards and regulatory compliance. The certifications help mitigate cybersecurity risks, reducing the likelihood of data breaches, supply chain disruptions, and financial losses;

●	In 2025, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.” in this Annual Report on Form 20-F.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Part III, Item 18. Financial Information.”

ITEM 18. FINANCIAL STATEMENTS

Please refer to pages F-1 through F-42 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Valens Semiconductor Ltd. (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.1	Business Combination Agreement, dated as of May 25, 2021, by and among Valens, PTK and Merger Sub. (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.2	Warrant Agreement, dated as of July 13, 2020, between Continental and PTK (incorporated by reference to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.3	Specimen Ordinary Share Certificate of Valens (incorporated by reference to Exhibit 4.7 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.4	Specimen Warrant Certificate of Valens (incorporated by reference to Exhibit 4.8 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.5	Form of Amended and Restated Warrant Agreement, by and among Valens, PTK and Continental. (incorporated by reference to Exhibit 4.9 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.6	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens, certain equityholders of Valens and certain equityholders of PTK. (incorporated by reference to Exhibit 4.10 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.7†††	Valens Semiconductor Ltd. Compensation Policy (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on March 2, 2022)

4.8†††	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.5 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended)

4.9	Form of Subscription Agreement, by and between Valens and the subscribers party thereto (incorporated by reference to Exhibit 10.4 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.11	Form of Support Agreement, dated as of May 25, 2021, by and among Valens, PTK and certain equityholders of Valens. (Incorporated by reference to Exhibit 10.2 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.12†††	Investment Management Trust Agreement, dated as of July 13, 2020, by and between Continental and PTK (incorporated by reference to Exhibit 10.2 to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.13	Sponsor Letter Agreement, dated as of May 25, 2021, by certain officers, directors and initial stockholders of PTK in favor of Valens and PTK. (incorporated by reference to Exhibit 10.3 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.14†††	Valens Semiconductor Ltd. 2007 Option Plan (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.15†††	Valens Semiconductor Ltd. 2012 Option Plan (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.16†††	Valens Semiconductor Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.17†††	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.18	Board Nomination Agreement dated as of July 23, 2024, by and among Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. and Valens Semiconductor Ltd. (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed on February 26, 2025).

4.19*#	Stock Purchase Agreement dated as of May 31, 2024, by and among Valens Semiconductor, Inc., Acroname Inc. and certain shareholders of Acroname Inc. and their representatives.

8.1*	List of subsidiaries of Valens Semiconductor Ltd.

11.1*	Valens Semiconductor Ltd. Insider Trading Policy.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm.

97*	Valens Semiconductor Ltd. Policy For Recovery Of Erroneously Awarded Compensation.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

†††	Indicates a management contract or compensatory plan.

#	Certain portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and are the type that the Registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALENS SEMICONDUCTOR LTD.

Date: February 25, 2026	By:	/s/ Yoram Salinger
	Name:	Yoram Salinger
	Title:	Chief Executive Officer

Date: February 25, 2026	By:	/s/ Guy Nathanzon
	Name:	Guy Nathanzon
	Title:	Chief Financial Officer

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Valens Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Valens Semiconductor Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 25, 2026	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2019.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 20602 Tel-Aviv 6120601, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2025	2024

Assets

CURRENT ASSETS:
Cash and cash equivalents		27,863	35,423
Short-term deposits		64,733	95,532
Restricted short-term deposit		1,132	1,138
Trade accounts receivable		9,971	7,751
Prepaid expenses and other current assets		4,842	3,904
Inventories	4	10,117	10,155
TOTAL CURRENT ASSETS		118,658	153,903

LONG-TERM ASSETS:
Property and equipment, net	5	2,901	3,555
Operating lease right-of-use assets	6	6,901	7,458
Intangible assets	7	3,762	4,702
Goodwill		1,847	1,847
Other assets		632	687
TOTAL LONG-TERM ASSETS		16,043	18,249
TOTAL ASSETS		134,701	172,152

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2025	2024
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable		4,698	6,003
Accrued compensation		7,298	4,964
Earnout liability	10	282	-
Current maturities of operating leases liabilities	6	1,526	975
Other current liabilities	8	9,130	8,384
TOTAL CURRENT LIABILITIES		22,934	20,326
LONG-TERM LIABILITIES:
Forfeiture Shares, no par value: 0 and 359,375 shares authorized, issued and outstanding as of December 31, 2025 and 2024	9	-	1
Non-current operating leases liabilities	6	6,717	6,645
Earnout liability	10	-	2,413
Other long-term liabilities		67	79
TOTAL LONG-TERM LIABILITIES		6,784	9,138

COMMITMENTS AND CONTINGENT LIABILITIES	11

TOTAL LIABILITIES		29,718	29,464
SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of December 31, 2025 and 2024; 106,352,460 and 107,614,972 shares issued and 103,050,266 and 106,342,415 shares outstanding as of December 31, 2025 and 2024, respectively (excluding 0 and 359,375 Ordinary shares subject to forfeiture)	13	49	49
Treasury shares at cost: 3,302,194 and 625,682 shares as of December 31, 2025 and 2024, respectively		(10,006)	(1,613)
Additional paid-in capital		360,013	357,570
Accumulated other comprehensive income		429	601
Accumulated deficit		(245,502)	(213,919)
TOTAL SHAREHOLDERS’ EQUITY		104,983	142,688
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		134,701	172,152

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share amounts)

		Year ended December 31
	Note	2025	2024	2023

REVENUES		70,625	57,859	84,161
COST OF REVENUES		(26,540)	(23,582)	(31,569)
GROSS PROFIT		44,085	34,277	52,592

OPERATING EXPENSES:
Research and development expenses		(42,655)	(40,475)	(48,171)
Sales and marketing expenses		(21,390)	(18,302)	(17,314)
General and administrative expenses		(14,264)	(16,465)	(14,024)
Change in earnout liability		169	(377)	-
TOTAL OPERATING EXPENSES		(78,140)	(75,619)	(79,509)

OPERATING LOSS		(34,055)	(41,342)	(26,917)
Change in fair value of Forfeiture Shares		1	37	1,713
Financial income, net	15	2,620	4,795	5,637
LOSS BEFORE INCOME TAXES		(31,434)	(36,510)	(19,567)
INCOME TAXES	17	(158)	(96)	(112)
LOSS AFTER INCOME TAXES		(31,592)	(36,606)	(19,679)
Equity in earnings of investee		9	23	18
NET LOSS		(31,583)	(36,583)	(19,661)
Basic and diluted net loss per Ordinary Share	16	(0.31)	(0.35)	(0.19)
Weighted average number of shares and vested RSUs used in computing net loss per Ordinary Share		103,142,173	105,477,191	101,985,939
Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges		(172)	601	-
TOTAL COMPREHENSIVE LOSS		(31,755)	(35,982)	(19,661)

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except for share data)

	Ordinary Shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	capital	Shares	income	deficit	Total
BALANCE AS OF DECEMBER 31, 2022	(*)98,876,266	49	325,067	-	-	(157,675)	167,441
CHANGE DURING 2023:
Exercise of options and vesting of RSUs	4,278,130	-	1,498	-	-	-	1,498
Stock-based compensation	-	-	15,026	-	-	-	15,026
Net loss	-	-	-	-	-	(19,661)	(19,661)
BALANCE AS OF DECEMBER 31, 2023	(*)103,154,396	49	341,591	-	-	(177,336)	164,304
CHANGE DURING 2024:
Exercise of options and vesting of RSUs	3,813,701	-	861	-	-	-	861
Repurchase of Ordinary Shares	(625,682)	-	-	(1,613)	-	-	(1,613)
Stock-based compensation	-	-	15,118	-	-	-	15,118
Net loss	-	-	-	-	-	(36,583)	(36,583)
Change in unrealized gain on cash flow hedges	-	-	-	-	601	-	601
BALANCE AS OF DECEMBER 31, 2024	(**)106,342,415	49	357,570	(1,613)	601	(213,919)	142,688
CHANGE DURING 2025:
Exercise of options and vesting of RSUs	5,535,588	-	903	-	-	-	903
Repurchase of Ordinary Shares	(8,827,737)	-	-	(23,393)	-	-	(23,393)
Retirement of treasury shares	-	-	(15,000)	15,000	-	-	-
Stock-based compensation	-	-	16,540	-	-	-	16,540
Net loss	-	-	-	-	-	(31,583)	(31,583)
Change in unrealized loss on cash flow hedges	-	-	-	-	(172)	-	(172)
BALANCE AS OF DECEMBER 31, 2025	103,050,266	49	360,013	(10,006)	429	(245,502)	104,983

(*)	Excluding 1,006,250 Forfeiture Shares
(**)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(31,583)	(36,583)	(19,661)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	2,980	2,546	1,632
Stock-based compensation	16,540	15,118	15,026
Exchange rate differences	818	660	945
Realized and unrealized losses on non-designated derivative instruments	651	609	-
Interest in short-term deposits	1,168	244	(848)
Change in fair value of Forfeiture Shares	(1)	(37)	(1,713)
Change in fair value of earnout liability	(169)	377	-
Reduction in the carrying amount of ROU assets	1,219	1,500	1,874
Equity in earnings of investee, net of dividend received	17	17	1

Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	(2,245)	7,185	(3,166)
Prepaid expenses and other current assets	(1,053)	991	489
Inventories	(178)	6,178	9,980
Other long-term assets	50	12	(174)
Trade accounts payable	(1,534)	594	(6,374)
Accrued compensation	1,667	839	(1,949)
Other current liabilities	(7)	2,063	(864)
Change in operating lease liabilities	(1,046)	(1,278)	(1,598)
Other long-term liabilities	(12)	(16)	41
Net cash provided by (used in) operating activities	(12,718)	1,019	(6,359)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(105,555)	(141,541)	(206,024)
Maturities of short-term deposits	135,973	170,113	208,561
Purchase of property and equipment	(1,070)	(1,867)	(1,185)
Investment in a restricted short-term deposit	-	(1,120)	-
Derivative instruments of non-designated hedges	(1,320)	(4)	-
Cash paid for business combination, net of cash acquired (note 3)	-	(7,800)	-
Net cash provided by investing activities	28,028	17,781	1,352

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(23,990)	(1,016)	-
Exercise of stock options	903	861	1,498
Net cash provided by (used in) financing activities-	(23,087)	(155)	1,498

Effect of exchange rate changes on cash and cash equivalents	217	(483)	746
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,560)	18,162	(2,763)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,423	17,261	20,024
CASH AND CASH EQUIVALENTS AT END OF YEAR	27,863	35,423	17,261

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	100	569	611
Repurchase of Ordinary Shares	-	597	-
Fair value of earnout liability assumed in business combination	-	2,036	-
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modification	673	6,094	398

The accompanying notes are an integral part of these consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video, industrial, machine vision, medical (all referred to as the “CIB”) and Automotive industries, renowned for its Physical Layer (PHY) technologies, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity solutions for high bandwidth transmission of native interfaces over single low-cost wires and connectors. Valens’ advanced PHY technologies for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

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

As of September 30, 2021, the Company’s shares and warrants began trading on the New York Stock Exchange under the Symbols “VLN” and “VLNW”.

b.	In March 2010, the Company incorporated, together with Samsung Electronics, LG Electronics and Sony Pictures Technologies Inc., the HDBaseT Licensing LLC (the “LLC’) in Oregon, USA. The Company holds 25% of interest in the LLC. The LLC’s purposes are (i) to hold, obtain, license and/or acquire rights to certain intellectual property associated with or connected to or related to technical specifications developed by the HDBaseT Alliance, an Oregon nonprofit mutual benefit corporation (hereafter the “Alliance”), to enter into licensing arrangements for such intellectual property as required by the intellectual property rights policy of the Alliance; and (ii) to engage in any other lawful act or activity for which limited liability companies may be formed under the Act, and to do all things incidental to such purposes.

c.	As of December 31, 2025, and 2024, the Company has wholly owned subsidiaries in the United States, Japan, China, and Germany primarily for the marketing of and support for the Company’s products. During 2024 the Company acquired Acroname Inc., a US company specializing in advanced automation and control technologies (refer to note 3).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

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

On an ongoing basis, management evaluates its estimates, including those related to write-down for excess and obsolete inventories, the valuation of stock-based compensation awards, estimated useful lives of intangible assets, the valuation of earnout liability, goodwill impairment valuation. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, balances, income, and expenses are eliminated in the consolidated financial statements.

d.	Functional Currency

The currency of the primary economic environment in which Valens and each of its subsidiaries conducts its operations is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Expenses in foreign currency (mainly payroll to Israeli employees and overhead expenses), are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income as part of “financial income, net”.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks and other short-term, highly liquid investments with original maturities of less than three months at the time of purchase.

f.	Restricted short-term deposit

Restricted short-term bank deposit is an amount related to a bank guarantee in connection with hedging activity. Such a deposit is stated at cost including accrued interest, which approximates market value. As of December 31, 2025, the restricted short-term deposit is a deposit for a period of six months.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Short-term deposits

Short-term deposits are bank deposits with maturities over three months and of up to one year. As of December 31, 2025, and 2024, the short-term deposits were denominated in U.S. dollars and NIS (Israeli currency) and bore average interest of 4.3% and 5.0%, respectively. Short-term deposits are presented on the balance sheet at their cost, including accrued interest.

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

The Company’s derivative instruments are measured at fair value within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments (refer to note 12).

The Company’s financial instruments, which are considered as a Level 3 measurement, are Forfeiture Shares liability (refer to note 9) and earnout liability (refer to note 10).

i.	Accounts Receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not include finance charges. The Company performs ongoing credit evaluation of its customers and generally requires no collateral.

The Company estimates Current Expected Credit Losses (“CECL”) on accounts receivable at inception for estimated credit losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable based on current conditions as of the balance sheet date. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses and economic and market conditions.

The Company elected to apply the practical expedient provided in ASU 2025-05. In accordance with ASU 2025-05, the Company assumes that current conditions as of the balance sheet date will remain unchanged over the remaining life of the asset when estimating expected credit losses on current trade receivables and contract assets.

As of December 31, 2025 and December 31, 2024, the credit loss allowance for trade accounts receivable was not material. For each of the years presented, the charge-offs and recoveries in relation to the credit losses were not material.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Inventories

Inventories are comprised of finished goods as well as work in process that is planned to be sold to the Company’s customers and is presented at the lower of cost or net realizable value, based on the “first-in, first-out” basis. Most inventories are stored at the last production sites and are distributed from these locations. Inventories are reduced for write-downs based on periodic reviews for evidence of slow-moving or obsolete parts. Once written down, inventories write-downs are not reversed until the inventories are sold or scrapped unless incurred in the same fiscal period.

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

For the years ended December 31, 2025, 2024 and 2023, the Company did not recognize an impairment loss on its long-lived assets.

m.	Severance Pay

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month’s salary for each year of employment, or a portion thereof.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

o.	Share retirement

Retired shares are equivalent to authorized, unissued shares and are no longer considered to be outstanding or held in treasury. The excess purchase price of the shares over the par value is recorded as a reduction to additional paid-in-capital.

p.	Revenue recognition

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

q.	Cost of Revenues

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

r.	Research and development costs

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

s.	Sales Commissions

Internal sales commissions are recorded within sales and marketing expenses. Sales commissions for the years ended December 31, 2025, 2024 and 2023 amounted $753 thousand, $357 thousand and $482 thousand, respectively.

t.	Leases

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Lease expenses for the operating leases are recognized on a straight-line basis over the lease term and are included in operating expenses in the consolidated statements of operations and comprehensive loss. Options to extend or terminate the lease are taken into account when it is reasonably certain at the commencement date that such options will be exercised.

The Company elected to apply the short-term lease exemption for lease with a non-cancellable period of twelve months or less. Additionally, the Company has lease agreements with lease and non-lease components. The non-lease components are included in the leased assets and corresponding liabilities. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. Such variable payments are recognized in the consolidated statements of operations and comprehensive loss in the period in which the event or condition that triggers the payment occurs. These variable payment amounts were not material to the consolidated financial statements for the periods presented.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in most of its leases is not readily determinable.

u.	Equity investee

Investment in which the Company exercises significant influence, and which is not considered a subsidiary, is accounted for using the equity method, whereby the Company recognizes its proportionate share of the investee’s net income or loss after the date of investment (see Note 1b). The equity investee is included within Other Assets and totaled $16 thousand and $33 thousand as of December 31, 2025 and 2024, respectively.

v.	Segment reporting

The chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

1)	Cross Industry Business (“CIB”): The Company solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, which deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

2)	Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

w.	Net loss per Ordinary Share

Basic net loss per Ordinary Share is computed by dividing net loss for the period by the weighted-average number of Ordinary Shares and vested RSUs outstanding during the period, net of treasury shares.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Diluted net loss per share is computed by dividing net loss by the weighted-average number of Ordinary Shares and vested RSU’s outstanding during the period, while giving effect to all potentially dilutive common shares to the extent they are dilutive.

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

x.	Stock-based compensation

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

The expected term is calculated using the simplified method, as the Company has concluded that its historical share option exercise experience does not provide a reasonable basis to estimate the expected option term. The Company estimates the volatility of its common stock using the historical volatility rates of the Company. The Company bases the risk-free interest rate used in its option-pricing models on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term to maturity of its equity awards. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in its option-pricing models.

2)	With respect to RSUs, the Company uses the stock market price as of the grant date to determine the fair value of such RSUs.

y.	Income taxes

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

z.	Forfeiture shares

Shares issued to PTK’s sponsor that were subject to forfeiture (“Forfeiture Shares”) were evaluated as equity-linked contracts rather than as outstanding shares. In accordance with ASC 815-40, the Forfeiture Shares were not solely indexed to the Company’s Ordinary Shares and therefore were accounted for as a liability on the consolidated balance sheet at the Merger Closing Date. This liability was subject to re-measurement at each balance sheet date until the contingency settlement, and any change in fair value was recognized in the Company’s statement of operations and comprehensive loss.

aa.	Public and Private Warrants

The Company accounts for the warrants (please refer to note 13 (b)) in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”. Accordingly, both the Public and the Private Warrants are considered indexed to the entity’s own stock and are classified within equity.

bb.	Business combination

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired and the liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash and earnout payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

cc.	Intangible assets

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Examples of events or circumstances that may be indicative of impairment include, but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events.

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

If the Company’s assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, the Company’s fair value calculation may change, which could result in impairment. If the Company’s assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, the Company’s fair value calculation may change, which could result in impairment. The Company uses the income approach to determine the fair value of the reporting unit because it considers the anticipated future financial performance of the reporting unit. Accordingly, changes in the assumptions described above could impact the Company’s consolidated results of operations and comprehensive loss.

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

As of December 31, 2025, the Company completed a quantitative goodwill impairment test. The fair value of the reporting unit exceeded its carrying amount and no goodwill impairment loss was recorded for the year ended December 31, 2025.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future.

Other Intangible Assets

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of core technology is recorded under cost of revenues. Amortization of customer relationships is recorded under sales and marketing expenses.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

dd.	Risk and uncertainties

War in Israel

On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. In addition, both Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement attacked international shipping lanes in the Red Sea, to which both Israel and the United States responded. Further, on April 13, 2024 and October 1, 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel responded. Most recently, on June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. To date, our operations have not been materially affected. We expect that the current conflict in the Gaza Strip, Lebanon, Iran and the broader region, as well as the security escalation in Israel, will not have a material impact on our business results in the short term. However, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Concentrations of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments in short-term deposits, trade accounts receivable and derivative financial instruments. As of December 31, 2025, and 2024, the Company had cash and cash equivalents totaling $27,863 thousand and $35,423 thousand, respectively, as well as short-term deposits of $64,733 thousand and $95,532 thousand as of December 31, 2025, and 2024, respectively, which are deposited in major Israeli, U.S, Japanese, German and Chinese financial institutions. The Company’s management believes that these financial institutions are financially sound.

Derivative financial instruments are forward contracts entered into with major banks in Israel to hedge the Company’s foreign exchange rate risk. Accordingly, management believes that these derivative financial instruments have minimal credit risk.

The Company extends different levels of credit to customers and does not require collateral deposits. As of December 31, 2025, and 2024, the Company did not have expected credit losses.

Reliance on third party subcontractors

The Company’s silicon wafers, which are the basic element of any semiconductor product, are designed to be manufactured at Taiwan Semiconductor Manufacturing Company (“TSMC”). TSMC is a critical third-party supplier, and any disruption in its operations could significantly impact the Company’s operations and adversely affect the Company’s ability to meet production demands.

Up-turns in the semiconductor market

The demand for semiconductor products is cyclical in nature and is often affected by trends. Significant upturns in demand can result in increased competition on access to third-party foundry and assembly capacity. In the event of such an upturn, the Company may not be able to procure adequate capacity within its semiconductor supply chains.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In addition, such capacity shortage periods are often characterized with extended lead times from suppliers as well as increased manufacturing and raw materials costs, which may impact the Company’s results of operations. At times of limited capacity, the Company may also be required to increase its inventory levels to ensure its ability to meet the demand for its products.

Concentration of other risks

a.	The Company operates in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products with new capabilities, general economic conditions worldwide, changes in regulations, the ability to safeguard patents and other intellectual property (“IP”) in a rapidly evolving market and other factors could affect our financial results.

b.	As of December 31, 2025, the Company has assessed the potential impact of the United States tax reform legislation enacted through the One Big Beautiful Bill Act (“OBBBA”), the period of enactment, as well as tariff measures introduced by the U.S. government (the “Trump Tariffs”). Following its evaluation, management determined that these legislative and trade actions did not have a material effect on the Company’s consolidated financial statements. Accordingly, no adjustments to income tax expense or deferred tax assets and liabilities were recorded for the year ended December 31, 2025. The Company will continue to monitor changes in U.S. tax laws and trade policy for any potential future impact.

ee.	New Accounting Pronouncements

Accounting pronouncements adopted in the period:

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company implemented the new income tax disclosures retrospectively. The implementation of ASU 2023-09 affected disclosures only and had no impact on the Company’s financial condition or results of operations (see Note 17 Income Taxes).

In July 2025, the FASB issued Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years.

As of December 31, 2025, the Company elected to early adapt ASU 2025-05 effective January 1, 2025. This adoption did not have a material impact on the Company’s consolidated financial statements or related disclosures.

Accounting Pronouncements effective in future periods:

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE 3 - BUSINESS COMBINATION

On May 31, 2024 (The “Closing date”), the Company closed a purchase transaction with the shareholders of Acroname Inc. (“Acroname”), a US company specializing in advanced automation and control technologies, to acquire 100% of its equity, for a total cash consideration of $9.1 million, of which $1.3 in consideration of the amount of cash held by Acroname at closing. In addition, the Company shall be obligated to pay Acroname’s former shareholders earnout payments of up to $7.2 million in cash, of which payment of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining payment depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025. In 2025, The revenues, EBITDA and cashflow targets were met (please refer to note 10).

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - BUSINESS COMBINATION (continued):

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

The following table summarizes the purchase price allocation to the fair value of the assets acquired and liabilities assumed:

Allocation
of Purchase
Price
U.S. dollars in thousands

Cash and cash equivalents	1,360
Accounts Receivables	294
Inventory (1)	2,635
Other current assets	123
Property and equipment	25
Operating lease right-of-use assets	650
Core Technology (2)	4,653
Customer relationships (3)	597
Goodwill (4)	1,847
Total assets acquired	12,184
Operating leases liabilities	(650)
Other liabilities	(338)
Total liabilities assumed	(988)

Net assets acquired	11,196

(1)	The estimated fair value of the finished goods inventory was deriving from its cost value, as of the valuation date, with the addition of the gross profit of Acroname, and after deducting the direct selling expenses with relation to the inventory, and the marketing profit.

(2)	The acquired company is deemed to have an underlying technology of a value, through its continued use or re-use in many products or many generations of a singular product (a product family). The fair value of Core Technology was estimated by applying the income approach, specifically the Multi Period Excess Earnings method. Core Technology is amortized over a period of 5.6 years. The discount rate for Acroname’s technology was estimated at 25.3% reflecting the WACC.

(3)	The fair value of the Customer relationships was estimated by applying the income approach, specifically the distributor method. The Customer relationships are amortized over a period of 5.6 years. The discount rate for Acroname’s Customer relationships was estimated at 25.3% reflecting the WACC.

(4)	Goodwill is primarily related to the workforce, expected synergies such as potential cost savings in operations as a result of the business combination as well as potential future development of the mutual development projects. The goodwill is deductible for tax purposes. All of the $1,847 thousand of goodwill was assigned to a separate reporting unit within the CIB segment.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - BUSINESS COMBINATION (continued):

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

	Unaudited Pro-forma For the Year ended December 31
	2024	2023
	U.S. dollars in thousands

Revenues	60,703	89,844
Net loss	(36,035)	(21,599)

NOTE 4 - INVENTORIES:

	December 31
	2025	2024
	U.S. dollars in thousands

Work in process	5,008	4,547
Finished goods	5,109	5,608
	10,117	10,155

Inventories write-downs amounted to $115 thousand, $867 thousand and $1,097 thousand during the years ended December 31, 2025, 2024 and 2023, respectively. Inventories write-downs are recorded in cost of revenues.

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2025	2024
	U.S. dollars in thousands
Cost:
Electronic and laboratory equipment	5,804	5,575
Furniture and office equipment	418	418
Leasehold improvements	1,261	726
Production equipment	2,239	1,840
Computers and software	5,245	4,933
Advances on account of property and equipment	-	305
	14,967	13,797
Less: accumulated depreciation	(12,066)	(10,242)
Property and equipment, net	2,901	3,555

Depreciation expenses were $1,824 thousand, $1,637 thousand and $1,632 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

During the years ended December 31, 2025, 2024 and 2023, there were no impairments of property and equipment.

 VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LEASES:

Lease agreements:

As of December 31, 2025, the Company has several operating lease agreements for its facilities and vehicles as follows:

Vehicles:

The Company rents motor vehicles for use by some of its employees under operating lease agreements with lease terms of three years. As collateral for the cars’ lease agreements, the Company pays in advance the fee for the last month under the lease agreement.

As of December 31, 2025, the Company is engaged with car lease companies for leasing of 27 vehicles. The monthly payments for those agreements are approximately $32 thousand.

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

The Company concluded that it is reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was included in determining the lease term. The total monthly rent payment of those leases is approximately $139 thousand.

The Company has entered into various operating leases for office buildings in other territories. The total monthly rent payment of those leases is approximately $26 thousand.

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended on December 31,
	2025	2024
	U.S. dollars in thousands
Operating lease cost:
Fixed Payment	2,095	2,088

The table below presents supplemental cash flow information related to operating leases:

	Year ended on December 31,
	2025	2024
	U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	1,899	1,886
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating lease liabilities arising from obtaining operating right-of-use assets	673	6,094

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LEASES (continued):

The table below presents supplemental balance sheet information related to operating leases:

	December 31,
	2025	2024
	U.S. dollars in thousands
Operating lease right-of-use assets	6,901	7,458
Current maturities of operating leases	1,526	975
Non-current operating leases	6,717	6,645
Total operating lease liabilities	8,243	7,620

Weighted average remaining lease term (years)	4.65	5.76
Weighted annual average discount rate	11.58%	11.65%

The table below presents maturities of operating lease liabilities:

December 31, 2025
U.S. dollars in thousands
2026	2,304
2027	2,211
2028	1,955
2029 and forward	4,056
Total operating lease payments	10,526
Less: imputed interest	(2,283)
Present value of lease liabilities	8,243

NOTE 7 - INTANGIBLE ASSETS:

The identifiable intangible assets were recorded as follows:

		December 31
	Estimated	2025	2024
	Useful life	U.S. dollars in thousands
Cost:
Core technology	5.58	4,653	4,653
Customer relationships	5.58	597	597
		5,250	5,250
Less - accumulated amortization		1,488	548
Intangible assets, net		3,762	4,702

Amortization of intangible assets for each of the next four years and thereafter is expected to be as follows:

2026	941
2027	941
2028	941
2029	939
Total	3,762

Amortization expenses of intangible assets were $941 thousand $548 and thousand for the years ended December 31, 2025 and 2024, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - OTHER CURRENT LIABILITIES:

	December 31
	2025	2024
	U.S. dollars in thousands

Accrued vacation	3,707	3,166
Taxes payable	347	31
Estimated accrual for a certain batch production incident (please refer to Note 11d)	1,726	2,182
Derivative liabilities	-	605
Accrued expenses	1,274	1,738
Revenue Earnout payables (please refer to Note 10)	1,962	-
Other	114	662
	9,130	8,384

NOTE 9 - FORFEITURE SHARES

On the Merger Closing Date, the Company issued to the PTK’s sponsor 2,875,000 Ordinary Shares. 35% of the Valens Ordinary Shares that the PTK sponsor received in respect of its PTK common stock (i.e., 1,006,250 Ordinary Shares), are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time after the Merger Closing Date (of up to four years) or if an M&A Transaction (as defined in the Merger Agreement), does not occur at a certain minimum price (the “Forfeiture Shares”). Such Forfeiture Shares are classified as a liability and presented at fair value, although they are considered outstanding shares and are entitled to voting rights and distributions (please refer in addition to Note 2(z)). The Company performed a Monte-Carlo simulation to calculate the fair value of such shares.

On September 30, 2024, 646,875 Ordinary Shares were forfeited because the specified price targets were not met.

On September 30, 2025, 359,375 Ordinary Shares were forfeited because the specified price targets were not met.

As of December 31, 2025, there are no remaining Forfeiture Shares.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

December 31, 2024
Stock price	2.60
Expected term (years)	0.75
Expected volatility	63.84%
Risk-free interest rate	4.20%

The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands

Balance at beginning of year	1	38	1,751
Changes in fair value	(1)	(37)	(1,713)
Balance at end of year	-	1	38

 VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - EARNOUT LIABILITY

With respect to the Acroname’s acquisition (See also note 3), The Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026 (The “Joint Product Earnout”), and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025 (The “Revenue Earnout”). These earn out payments are expected to be paid during 2026, in case targets are met.

The Company recorded earnout liability in connection with these payments at fair value on the acquisition date.

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

As of December 31, 2024, the fair value of the earnout liability was computed using the Monte-Carlo simulation with the following key assumptions: discount rate of 20.7%-22.8%, expected term of 1.0-1.5 years, expected volatility of 48.09% and risk-free interest rate of 4.16%.

As of December 31, 2025, after achieving the revenue, EBITDA and cash flow targets, the Company calculated the Revenues Earnout according to the actual revenues achieved during the period starting from the Closing date and until December 31, 2025. The Revenues Earnout which is expected to be paid, amounting to $1,962 thousand, was included in the other current liabilities.

As of December 31, 2025, the Company calculated the Joint Product Earnout using the probability that the targets will be achieved, a discount rate of 13.22% and expected term of 0.5 years.

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Year ended December 31,
	2025	2024
	U.S. dollars in thousands
Fair value at the beginning of the year	2,413	-
Initial recognition of earnout liability	-	2,036
Reclassification of Revenues Earnout to other current liabilities	(1,962)	-
Change in fair value of earnout liability	(169)	377
Fair value at the end of the year	282	2,413

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties:

In addition to its own intellectual property, the Company also embeds certain off the shelf technologies (Intellectual Property (“IP”)) licensed from third parties in its chip technology.

These are typically non-exclusive contracts provided under royalty-accruing and/or paid-up licenses. Once deployed in the Company’s products, such licenses for commercial use are generally perpetual.

Royalty arrangements with certain vendors vary between 0.25%-3.5% of net revenue per chip plus additional royalties of up to $0.1 per chip.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The royalties’ expenses totaled $588 thousand, $412 thousand and $725 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. The royalties were recorded as part of cost of revenues.

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

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of December 31, 2025, and 2024, the total value of open purchase orders for such manufacturing contractors was approximately $5,333 thousand and $8,044 thousand, respectively.

The Company has non-cancellable purchase agreements for certain IP embedded in the Company’s products, as well as certain agreements for the license of development tools used by the development team. As of December 31, 2025, and 2024, the total value of non-paid amounts related to such agreements totaled $5,015 thousand and $2,349 thousand, respectively.

d.	Legal proceedings

As of December 31, 2025, and 2024, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The company identified and remedied the production process.

On September 10, 2024, the customer sent a cost claim letter in the amount of 2,096 thousand Euro ($2,182 thousand as of December 31, 2024).

In 2024, the Company recorded a relevant provision in its books, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses. As of December 31, 2024, the Company believed that it will be able to obtain reimbursement from its product liability insurance, however since there was no certainty that the Company will be able to recure the expenses amount from the insurance company, the Company did not record an asset in its books.

In June 2025, following the ongoing discussions with the customer and updated indications, the Company decreased the provision in its financial statements by $323 thousand. The reversal of the provision was recorded in the general and administrative expenses.

In October 2025, the insurance company provided a draft release and discharge agreement to be signed by the Company, the customer, and the insurer. Subject to the final execution of such agreement by all parties, the insurance company will pay the customer $1,726 thousand, less a $250 thousand retention amount to be paid by the Company, as final settlement of the claim.

 VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Based on the progress achieved and the insurance company’s written confirmation of its intent to settle, management determined that the realization of the reimbursement from the insurer is probable and the amount is reasonably estimable. Accordingly, the Company recognized in September 2025 an insurance recovery asset of $1,476 thousand (representing the expected reimbursement from the insurer). The related income was recognized within general and administrative expenses in the consolidated statement of operations.

In December 2025, following the draft release and discharge agreement, and the customer’s feedback to this letter, the Company decreased the provision in its financial statements by additional $412 thousand. Reversal of the provision was recorded in the general and administrative expenses.

As of December 31, 2025, the provision amounted to $1,726 thousand, while the insurance recovery asset amounted to $1,476 thousand. The remaining difference of $250 thousand reflects the retention amount to be paid by the Company.

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

As of December 31, 2025 the derivative instruments are recorded as other current assets. Gains and losses on forward contracts and foreign denominated deposits are included in financial income, net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction within cash flows from investing activities.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - DERIVATIVES AND HEDGING (continued):

As of December 31, 2025 and 2024 we had outstanding forward contracts not designated as hedging instruments with notional amounts and fair value amounts equivalent to the following:

Currency Hedged	Year ended December 31,
	2025	2024
	U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	311	20,038
Fair value of derivatives assets	2	1
Fair value of derivatives liabilities	-	605

The following table shows the effect of our non-designated hedges, including forward contracts, on the Consolidated Statements of Operations for the years ended December 31, 2025 and 2024:

	Location of Loss	Year ended December 31,
		2025	2024
		U.S. dollars in thousands
Net realized and unrealized loss, excluding the underlying foreign currency exposure being hedged	Financial income, net	(651)	(609)

In 2025 and 2024, foreign currency profit, net was $781 and $117 thousand respectively.

Designated Hedges

During the fourth quarter of 2024 the Company initiated a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets according to the timing of the cash flows. As of December 31, 2025 the derivative instruments are recorded as other current assets. For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of December 31, 2025, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - DERIVATIVES AND HEDGING (continued):

The notional amount and fair value of outstanding derivatives at the end of each period were:

	December 31
	2025	2024
	U.S. dollars in thousands
Notional amount of foreign currency contracts	10,921	20,061
Fair value of foreign currency contracts	429	601

The change in accumulated other comprehensive income relating to gains or losses on derivatives used for hedging was as follows:

	Year ended December 31,
	2025	2024
	U.S. dollars in thousands
Other comprehensive income (loss) before reclassifications	1,936	677
Amounts reclassified out of accumulated other comprehensive income (*)	(2,108)	(76)
Other comprehensive income (loss), net	(172)	601

(*)	Amounts of gains reclassified from other comprehensive income into profit or loss are recorded in cost of revenue and operating expenses. In the Year ended December 31, 2025, $95 thousand, $1,283 thousand, $429 thousand and $301 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the Year ended December 31, 2024, $3 thousand, $49 thousand, $15 thousand and $9 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

NOTE 13 - SHAREHOLDERS EQUITY:

a.	Ordinary Shares confer to holders the right to receive notice to participate and vote in the general meetings of the Company, to appoint directors and the right to receive dividends if declared.

b.	Warrants: as a result of the Merger Agreement Closing described in note 1(a), and upon consummation of other transactions contemplated by the Merger Agreement Closing (the “Transactions”), PTK became a wholly owned subsidiary of the Company, and each of the PTK Warrants (total of 18,160,000 warrants) composed of 11,500,000 Public Warrants (“Public Warrants”) and 6,660,000 Private Warrants (“Private Warrants”), automatically became a Company Warrant and all rights with respect to the PTK common stock underlying the PTK Warrants, were automatically converted into rights with respect to Company Ordinary Shares and thereupon assumed by the Company.

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

Both the Public Warrants and Private Warrants, are publicly-traded as of the Merger Closing Date.

c.	On December 27, 2024 the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. As of December 31, 2025, the Company has repurchased in the open market a total of 3,302,194 shares at a total consideration of $10 million (of which a total of 625,682 shares at a total consideration of $1.6 million were repurchased in 2024).

On February 11, 2025, the Company initiated a second share repurchase program (the – “Second Buyback”), at an aggregate amount of up to $15 million. During 2025, the Company has repurchased in the open market a total of 6,151,225 shares at a total consideration of $15 million.

Overall, in the framework of the Buyback and the Second Buyback, the Company repurchased a total amount of 9,453,419 Ordinary Shares, for a total amount of $25 million.

As of December 31, 2025, 6,151,225 shares were formally cancelled and retired from the Company’s issued share registration.

 VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During 2025, the Company added 8,866,374 Ordinary Shares to the Ordinary Shares pool reserved for issuance (5,208,032 Ordinary Shares in 2024). As of December 31, 2025, and 2024, the number of Ordinary Shares included in the Company’s stock incentive plans totaled to 44,740,618 and 35,874,244, respectively.

During 2024, the Company extended the expiration date of 1,210,661 fully vested outstanding stock options that were supposed to expire during 2025. The Company recorded expenses in the amount of $136 thousand, in the year ended on December 31, 2024. These expenses represent the incremental fair value on the modification date.

Stock Options

5,106,333 out of the outstanding options that have not yet vested as of December 31, 2025, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of December 31, 2025, the unrecognized compensation costs related to those unvested stock options are $3,347 thousand, which are expected to be recognized over a weighted-average period of 3.43 years.

The following is a summary of the Company’s share option plans status as of December 31, 2025, as well as changes during the year:

	December 31, 2025
	Number of Options	Weighted-Average Exercise price
Options outstanding at the beginning of the year	10,569,170	$1.07
Granted during the year	6,786,385	$2.78
Exercised during the year	(1,262,732)	$0.72
Expired during the year	(108,324)	$0.45
Forfeited during the year	(126,643)	$3.27
Outstanding at the end of the year	15,857,856	$1.81
Options exercisable at year-end	9,188,779	$1.10

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - STOCK-BASED COMPENSATION (continued):

The following table summarizes information about share options outstanding as of December 31, 2025:

Outstanding as of December 31, 2025					Exercisable as of December 31, 2025
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	8,288,280	3.31	0.82	4,982	8,281,591	3.30	0.82	4,979
$1.87	3,313	5.03	1.87	-	3,313	5.03	1.87	-
$2.00-$2.13	2,405,710	6.93	2.00	-	23,212	5.75	2.13	-
$2.27	1,224,460	6.49	2.27	-	3,913	6.68	2.27	-
$2.39-$2.41	839,011	5.59	2.40	-	531,933	5.44	2.40	-
$3.25	1,350,000	6.96	3.25	-	-	-	-	-
$4.25	1,350,000	6.96	4.25	-	-	-	-	-
$4.99	182,395	4.04	4.99	-	147,630	4.04	4.99	-
$5.36	140,000	3,50	5.36	-	122,500	3.50	5.36	-
$7.58	71,150	3.04	7.58	-	71,150	3.04	7.58	-
$9.07	3,537	2.96	9.07	-	3,537	2.96	9.07	-

The following assumptions were used for options granted during the year in order to estimate the fair value of stock-based compensation awards:

	2025	2024
Expected term	4-5	4-5
Expected volatility	59.63%-65.99%	57.53%-58.56%
Expected dividend rate	0%	0%
Risk-free rate	3.62%-4.36%	3.55%-3.92%

During 2025, 2024 and 2023, 5,886,385, 479,505 and 300,750 options, respectively, were granted to several related parties (please refer to Note 19 regarding Related Parties).

As of December 31, 2025, the unrecognized compensation costs related to unvested stock options totaled to $4,709 thousand, which are expected to be expensed over a weighted-average period of 3.25 years.

The weighted-average fair value of the options that were granted during the years ended December 31, 2025, 2024 and 2023 was $2.78, $2.36 and $3.76 at the grant date, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $1,677, $2,255 and $9,390 thousand, respectively.

The following table presents the classification of the stock options expenses for the periods indicated:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Cost of revenue	81	173	183
Research and development	334	963	1,158
Sales and marketing	172	829	1,120
General and administrative	881	954	2,641
Total stock-based compensation - Stock Options	1,468	2,919	5,102

 VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - STOCK-BASED COMPENSATION (continued):

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of December 31, 2025, as well as changes during the year:

	December 31, 2025
	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	8,827,092	$3.13
Granted during the year	4,797,929	$2.99
Vested during the year	(4,272,856)	$3.36
Forfeited during the year	(749,848)	$2.99
Outstanding at the end of the year	8,602,317	$2.95

As of December 31, 2025, the unrecognized compensation cost related to unvested RSUs totaled to approximately $19,837 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.38 years.

During 2025, 2024 and 2023, 610,449, 871,061 and 548,849 RSU’s, respectively, were granted to several related parties (please refer to Note 19 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Cost of revenue	963	785	606
Research and development	7,304	6,050	5,141
Sales and marketing	3,782	3,049	2,399
General and administrative	3,023	2,315	1,778
Total stock-based compensation-RSUs	15,072	12,199	9,924

NOTE 15 - FINANCIAL INCOME, NET:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Foreign currency exchange differences	(818)	(660)	(1,078)
Realized and unrealized losses on derivative instruments	(651)	(609)	-
Interest income on short-term deposits	4,198	6,121	6,669
Other	(109)	(57)	46
Total financial income, net	2,620	4,795	5,637

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net loss per Ordinary Share for the periods indicated.

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Basic net loss per Ordinary Share
Numerator:
Net loss	(31,583)	(36,583)	(19,661)

Denominator:
Weighted average common shares and vested RSUs – basic and diluted	103,142,173	105,477,191	101,985,939

Basic and dilutive net loss per common share	(0.31)	(0.35)	(0.19)

The following weighted-average Ordinary Shares of securities and vested RSU’s were not included in the computation of diluted net loss per common share as their effect would have been antidilutive:

	2025	2024	2023
Options	11,404,264	10,948,057	12,233,173
Restricted Stock Units	10,635,082	7,134,703	5,844,514
Private Warrants	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000
Forfeiture Shares	269,531	682,813	1,006,250

NOTE 17 - INCOME TAXES:

a.	Basis of taxation

Current tax is calculated with reference to the profit of the Company and its subsidiaries in their respective countries of operation. Set out below are details in respect of the significant jurisdictions where the Company and its subsidiaries operate and the factors that influenced the current and deferred taxation in those jurisdictions:

Israel

Valens Ltd. is taxed under the laws of the State of Israel at a corporate tax rate of 23%. In 2025, 2024 and 2023, Valens Ltd. is at a losses position and therefore has no corporate tax liability. As of December 31, 2025, 2024 and 2023, Valens Ltd. has a carry forward loss of approximately $124 million, $107 million and $93 million, respectively. Such carry forward loss has no expiration date. During 2023, Valens was taxed in the New Israeli Shekel (“NIS”), which is different from its functional currency (U.S. Dollar). As of 2024, Valens is taxed in U.S. Dollar. The change in the Company’s NOLs for tax purposes is partly resulted by such rate differences.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%.

With respect to Valens Semiconductor Inc., is also subject to state taxes at the following rates: 8.84% in California, 9.8% in Minnesota and 0.75% in Texas.

With respect to Acroname Inc., it is also subject to state taxes at the following rates: 4.4% in Colorado.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - INCOME TAXES (continued):

As of December 31, 2025, Valens Merger Sub, Inc. (formerly PTK) has a carry forward loss of approximately $3.5 million. Such carry forward loss is subject to the 382 limitation and has no expiration date.

Japan

The effective principal corporate tax rate applicable to the Japanese subsidiary is 36%.

Germany

The effective principal corporate tax rate applicable to the German subsidiary is 30%.

China

The effective principal corporate tax rate applicable to the Chinese subsidiary for is 5%.

b.	Income (loss) Before Income Taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Domestic (Israel)	(30,743)	(35,290)	(20,291)
Foreign	(691)	(1,220)	724
Loss before taxes on income	(31,434)	(36,510)	(19,567)

c.	Income tax expenses consisted of the following for the periods indicated:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Domestic (Israel)	115	58	45
Foreign	43	38	67
Income tax expenses	158	96	112

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2025, 2024 and 2023 were comprised of the following:

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Current:
Domestic (Israel)	115	58	45
Foreign	43	38	67
Total	158	96	112
Deferred:
Domestic	-	-	-
Foreign	-	-	-
Total	-	-	-
Income tax expenses	158	96	112

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - INCOME TAXES (continued):

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
	U.S. Dollars in thousands (except for percentage)
IL Statutory Tax Rate	(7,230)	23.0%	(8,397)	23.0%	(4,500)	23.0%
Foreign Tax Effect	199	(0.6)%	318	(0.9)%	(60)	0.3%
Changes in Valuation Allowance	6,224	(19.8)%	7,462	(20.4)%	3,819	(19.5)%
Nontaxable or Nondeductible Items
Share-based payment awards	798	(2.5)%	671	(1.8)%	1,174	(6)%
Forfeiture Shares	-	-	-	-	(394)	2%
Other	23	(0.1)%	16	(0.0)%	28	(0.1)%
Other Adjustments	144	(0.5)%	26	(0.1)%	45	(0.2)%
Effective Tax Rate	158	(0.5)%	96	(0.3)%	112	(0.6)%

e.	Cash paid for income taxes, net of refunds, were as follows:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Domestic (Israel)	48	44	252
Foreign
USA	47	19	4
Japan	62	52	30
Other countries	6	7	7
Total cash paid for income taxes, net of refunds	163	122	293

 VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - INCOME TAXES (continued):

f.	Deferred Tax Assets and Liabilities:

The components of the Company’s deferred tax assets and liabilities as of December 31, 2025, and 2024 were as follows:

	December 31
	2025	2024
	U.S. dollars in thousands

Deferred tax assets:
Tax loss carryforwards	29,196	28,453
Research and development	7,612	5,617
Employee and payroll accrued expenses	788	701
Operating lease liabilities	1,788	1,545
Share-based compensation	7,824	4,974
Derivative liabilities	-	139
Intangible assets	196	72
Other	38	37
Total deferred tax assets	47,442	41,538
Deferred tax liabilities:
Goodwill	41	15
Derivative assets	99	138
Operating lease right-of-use assets	1,482	1,509
Total deferred tax liabilities	1,622	1,662
Total deferred tax assets, net	45,820	39,876
Less valuation allowance for deferred tax assets	(45,820)	(39,876)
Deferred tax assets	-	-

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

As of December 31, 2025, and 2024, the Company has recorded a full valuation allowance of $(45,820) and $(39,876) thousand with regard to its deferred taxes (which is mainly tax loss carryforwards) generated in Israel, respectively.

The change in valuation allowance for the years ended December 31, 2025, 2024 and 2023 was $(5,944) thousand, $(7,282) thousand and $(1,042) thousand, respectively.

g.	Uncertain tax positions

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

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - INCOME TAXES (continued):

h.	Tax assessments

The Israeli entity’s’ income tax assessments are considered final through 2020.

The US subsidiary’s income tax assessments are considered final through 2021.

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

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

The CODM uses segment operating profit (loss) to evaluate income (loss) in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

	Year ended December 31, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	51,655	18,970	70,625
Cost of revenues	(16,493)	(10,047)	(26,540)
Gross profit	35,162	8,923	44,085
Research and development expenses	28,634	14,021	42,655
Sales and marketing expenses	12,025	9,365	21,390
General and administrative expenses	8,911	5,353	14,264
Change in earnout liability	(169)	-	(169)
Segment operating loss	(14,239)	(19,816)	(34,055)
Change in fair value of Forfeiture Shares			1
Financial income, net			2,620
Loss before taxes on income			(31,434)

Depreciation and Amortization expenses	2,095	885	2,980
Stock-based compensation	9,072	7,468	16,540

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Year ended December 31, 2024
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	36,291	21,568	57,859
Cost of revenues	(10,536)	(13,046)	(23,582)
Gross profit	25,755	8,522	34,277
Research and development expenses	23,795	16,680	40,475
Sales and marketing expenses	8,936	9,366	18,302
General and administrative expenses	7,922	8,543	16,465
Change in earnout liability	377	-	377
Segment operating loss	(15,275)	(26,067)	(41,342)
Change in fair value of Forfeiture Shares			37
Financial income, net			4,795
Loss before taxes on income			(36,510)

Depreciation and Amortization expenses	1,619	927	2,546
Stock-based compensation	6,927	8,191	15,118

	Year ended December 31, 2023
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	57,411	26,750	84,161
Cost of revenues	(13,149)	(18,420)	(31,569)
Gross profit	44,262	8,330	52,592
Research and development expenses	25,620	22,551	48,171
Sales and marketing expenses	7,410	9,904	17,314
General and administrative expenses	7,062	6,962	14,024
Segment operating profit (loss)	4,170	(31,087)	(26,917)
Change in fair value of Forfeiture Shares			1,713
Financial income, net			5,637
Loss before taxes on income			(19,567)

Depreciation expenses	816	816	1,632
Stock-based compensation	6,928	8,098	15,026

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Year Ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Domestic (Israel)	470	696	3,086
China	10,612	9,328	9,578
Hong Kong	9,134	5,630	7,211
Portugal	9,181	7,768	1,386
United States	9,640	7,723	7,330
Germany	2,595	2,423	8,347
Hungary	9,023	12,634	21,126
Other	19,970	11,657	26,097
	70,625	57,859	84,161

c.	Supplemental data - Major Customers:

The following table summarizes the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	December 31
	2025	2024
	% of Account Receivable
Accounts Receivable
Customer A	16%	14%
Customer B	15%	18%
Customer C	15%	16%
Customer D	10%	14%
Customer E	10%	4%

	Year Ended December 31
	2025	2024	2023
	% of Revenues
Revenues
Customer A	13%	13%	2%
Customer C	11%	10%	8%
Customer D	7%	15%	17%
Customer F	3%	6%	11%

d.	Long-lived assets by Geography:

	December 31
	2025	2024	2023
	U.S. dollars in thousands

Domestic (Israel)	8,657	9,482	4,419
China	138	314	176
USA	871	931	139
Other	136	286	422
	9,802	11,013	5,156

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - RELATED PARTY TRANSACTIONS:

On November 2, 2025 the Company’s Board approved the appointment of a new Chief Executive Officer (the “New CEO”), effective November 13, 2025. The newly appointed CEO also joined the Company’s Board.

The former Chief Executive Officer held his position as a member in the Company’s Board.

During the years ended December 31, 2025, 2024 and 2023, the Company granted 5,886,385 (of which 4,000,000 options to the New CEO), 479,505 and 300,750 options, respectively, at a weighted average exercise price of $2.85, $2.36 and $3.76, respectively to several executive officers, and Board of Directors (“Board”) members of the Company. In addition, during the years ended December 31, 2025, 2024 and 2023, the Company granted 610,449, 871,061 and 548,849 RSUs, respectively to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the year ended December 31, 2025, is $4,292 thousand, which is expected to be recognized over a 1-4-years vesting period, and the fair value of the RSUs granted during the year ended December 31, 2025, is $1,760 thousand, which is expected to be recognized over a 1-4-years vesting period.

NOTE 20 - SUBSEQUENT EVENTS:

a.	On January 1, 2026, the Company added 5,152,834 Ordinary Shares to the Ordinary Shares pool reserved for issuance under the Company’s 2021 Share Incentive Plan.

b.	On January 28, 2026, the Company announced an operational efficiency plan that includes a workforce reduction of approximately 10%. The plan is expected to be completed in the second quarter of 2026.