Form 20-F/A
period 2025-12-31
Valens Semiconductor Ltd.
filed 2026-05-13
CIK 1863006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of Valens Semiconductor Ltd. for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 25, 2026 (the “Original Report”). This Amendment is being filed solely to revise the consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”) included in Exhibit 15.1 of the Original Report. The consent included in the Original Report omitted reference to our Registration Statement on Form F-3 (No. 333-260390). A new consent of PwC is being filed as an exhibit hereto.

As required by Rule 12b-15 under the Exchange Act, as amended, new certifications by our principal executive officer and principal financial officer are being filed as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Valens Semiconductor Ltd. (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.1	Business Combination Agreement, dated as of May 25, 2021, by and among Valens, PTK and Merger Sub. (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.2	Warrant Agreement, dated as of July 13, 2020, between Continental and PTK (incorporated by reference to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.3	Specimen Ordinary Share Certificate of Valens (incorporated by reference to Exhibit 4.7 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.4	Specimen Warrant Certificate of Valens (incorporated by reference to Exhibit 4.8 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.5	Form of Amended and Restated Warrant Agreement, by and among Valens, PTK and Continental. (incorporated by reference to Exhibit 4.9 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.6	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens, certain equityholders of Valens and certain equityholders of PTK. (incorporated by reference to Exhibit 4.10 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.7†††	Valens Semiconductor Ltd. Compensation Policy (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed on March 2, 2022)

4.8†††	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.5 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended)

4.9	Form of Subscription Agreement, by and between Valens and the subscribers party thereto (incorporated by reference to Exhibit 10.4 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.11	Form of Support Agreement, dated as of May 25, 2021, by and among Valens, PTK and certain equityholders of Valens. (Incorporated by reference to Exhibit 10.2 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.12†††	Investment Management Trust Agreement, dated as of July 13, 2020, by and between Continental and PTK (incorporated by reference to Exhibit 10.2 to PTK’s Current Report on Form 8-K filed on July 21, 2020).

4.13	Sponsor Letter Agreement, dated as of May 25, 2021, by certain officers, directors and initial stockholders of PTK in favor of Valens and PTK. (incorporated by reference to Exhibit 10.3 to Valens Semiconductor Ltd.’s Form F-4 filed with the SEC on August 26, 2021, as amended).

4.14†††	Valens Semiconductor Ltd. 2007 Option Plan (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.15†††	Valens Semiconductor Ltd. 2012 Option Plan (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.16†††	Valens Semiconductor Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.17†††	Valens Semiconductor Ltd. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 2, 2022).

4.18	Board Nomination Agreement dated as of July 23, 2024, by and among Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. and Valens Semiconductor Ltd. (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed on February 26, 2025).

4.19#	Stock Purchase Agreement dated as of May 31, 2024, by and among Valens Semiconductor, Inc., Acroname Inc. and certain shareholders of Acroname Inc. and their representatives (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on February 25, 2026).

8.1*	List of subsidiaries of Valens Semiconductor Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed on February 25, 2026).

11.1*	Valens Semiconductor Ltd. Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on February 25, 2026).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm.

97	Valens Semiconductor Ltd. Policy For Recovery Of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F filed on February 25, 2026).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

†††	Indicates a management contract or compensatory plan.

#	Certain portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and are the type that the Registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALENS SEMICONDUCTOR LTD.

Date: May 13, 2026	By:	/s/ Yoram Salinger
	Name:	Yoram Salinger
	Title:	Chief Executive Officer

Date: May 13, 2026	By:	/s/ Guy Nathanzon
	Name:	Guy Nathanzon
	Title:	Chief Financial Officer

3